Form 20-F
period 2002-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2003-04-03
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

|   | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

| X | ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2002

OR
|   | TRANSITION REPORT PURSUANT TO SECTION 13(b) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to

Commission File Number 0-28986

TTI TEAM TELECOM INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

7 Martin Gehl Street
Kiryat Aryeh, Petach Tikva 49512 Israel
972-3-926-9700
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, par value NIS 0.5 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
11,872,049 Ordinary Shares, par value NIS 0.5 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__	No ______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ______	Item 18 __X__

		B. Related Party Transactions	61
		C. Interests of Expert and Counsel	64
	Item 8.	FINANCIAL INFORMATION	64
		A. Consolidated Statements and Other Financial Information	64
		B. Significant Changes	65
	Item 9.	THE OFFER AND LISTING	65
		A. Offer and Listing Details	65
		B. Plan of Distribution	66
		C. Markets	66
		D. Selling Shareholders	66
		E. Dilution	67
		F. Expenses of the Issue	67
	Item 10.	ADDITIONAL INFORMATION	67
		A. Share Capital	67
		B. Memorandum and Articles of Association	67
		C. Material Contracts	73
		D. Exchange Controls	74
		E. Taxation	74
		F. Dividends and Paying Agents	84
		G. Statement by Experts	84
		H. Documents on Display	84
		I. Subsidiary Information	84
	Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	85
	Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	85
PART II			86
	Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	86

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	86
Item 15.	CONTROLS AND PROCEDURES	86
Item 16.	Reserved.
Item 17.	FINANCIAL STATEMENTS	86
Item 18.	FINANCIAL STATEMENTS	86
Item 19.	EXHIBITS	87

        Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On March 25, 2003, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.702 to $1.00.

PART I

Unless the context otherwise requires, all references in this annual report to “TTI,”“us,” “we,” and “our” refer to TTI Team Telecom International Ltd.

Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D — Risk Factors” in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The tables that follow present portions of our financial statements and are not complete. The following selected financial data should be read together with our consolidated financial statements, notes to our consolidated financial statements and “Item 5 — Operating and Financial Review and Prospects” included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We derived the selected consolidated statements of operations data set forth below for the years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from audited consolidated financial statements that are not included in this annual report.

December 31
(in thousands)

	1998	1999	2000	2001	2002
Statement of Income Data:
Revenues:
Products	$14,608	$25,474	$35,191	$53,547	47,021
Services	4,493	5,387	7,639	7,279	11,320

Total revenues	19,101	30,861	42,830	60,826	58,341
Cost of revenues:
Products	6,261	10,783	14,743	20,774	27,398
Services	2,443	2,894	3,457	3,599	5,675

Total cost of revenues	8,704	13,677	18,200	24,373	33,073

Gross profit	10,397	17,184	24,630	36,453	25,268

Operating expenses:
Research and development, net	2,035	2,973	4,709	6,281	7,958
Selling and marketing, net	3,396	5,971	8,454	12,206	17,725
General and administrative	1,985	2,855	3,708	5,236	6,980
Allowance for doubtful accounts	-	-	-	-	7,456

Total operating expenses	7,416	11,799	16,871	23,723	40,119

Operating income (loss)	2,981	5,385	7,759	12,730	(14,851)

Financial income, net	426	640	2,578	2,365	3,412

Income (loss) before income taxes	3,407	6,025	10,337	15,095	(11,439)
Income taxes	191	358	683	1,000	(585)

Net income (loss)	$ 3,216	$ 5,667	$ 9,654	$14,095	$(10,854)

Basic net earnings (loss) per share	$ 0.39	$ 0.61	$ 0.88	$ 1.23	$ (0.92)

Diluted net earnings (loss) per share	$ 0.36	$ 0.57	$ 0.84	$ 1.20	$ (0.92)

Weighted average number of shares used in computing:

Basic net earnings (loss) per share	8,165	9,351	11,027	11,490	11,853

Diluted net earnings (loss) per share	8,837	10,014	11,525	11,722	11,853

December 31
(in thousands)

	1998	1999	2000	2001	2002
Balance Sheet Data:
Cash and cash equivalents	$ 5,375	$13,646	$18,509	$ 36,111	$ 33,972
Short term bank deposits	-	-	6,582	193	1,229
Marketable securities	-	387	24,100	18,182	12,889
Working capital	14,524	27,614	68,950	71,506	60,475
Total assets	23,444	42,612	91,420	115,597	104,465
Shareholders' equity	18,110	33,014	78,206	94,885	86,268

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial conditions and results of operations.

Risks Relating to Our Business and Our Industry

The general deterioration of the economy worldwide and the slow-down of expenditures by communications service providers could have a material adverse effect on our results of operations.

The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by communications service providers beginning towards the end of 2000. Many new and small communications service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. The attacks on the United States on September 11, 2001 caused a further decline in the global economy. As a result, many companies, including our current and potential customers, have indicated that they plan to postpone or decrease further capital investment. A continued decline in capital expenditures would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

Our customers are concentrated in the public carrier communications industry and accordingly, trends in this industry could have a material adverse effect on our results.

Our customers are concentrated in the public carrier communications market. Because of this concentration, we are especially susceptible to the recent downturn and changes in the communications industry. The communications service provider industry is currently undergoing a period of consolidation due to the difficult market conditions. Consolidations of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

The trends toward privatization and deregulation in the communications industry during the past decade have contributed to the overall growth in spending for telecommunications equipment during that period. Our business, financial condition and results of operations will be harmed if these trends reverse or slow down materially.

We depend on a small number of customers for a large portion of our revenues and the loss of any one major customer would significantly decrease our revenues.

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented approximately 30% of our total revenues in 2000, 54% of our total revenues in 2001 and 48% of our total revenues in 2002. One of these customers recently terminated its agreement with us. Please see the information about this customer set forth below under the heading “Item 8A –Legal Proceedings.” Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

Our future operating results depend significantly on the continued market acceptance of our Netrac suite of products, and if these products do not continue to achieve or maintain market acceptance, we may have reduced revenues.

Revenues from licensing, servicing and supporting our Netrac suite of products account for a substantial majority of our total revenues. Our future operating results will depend significantly on the continued market acceptance of our Netrac suite of products, and improvements to these products. Our products may not achieve or maintain market acceptance. If they lose acceptance, we may have reduced revenues. This makes it difficult to rely on future revenues from these products.

Our products generally have long sales cycles and implementation periods over which we have no control.

Prospective users of our products generally must make a significant commitment of resources. Sales cycles of our products are often lengthy, recently averaging approximately six to 24 months. Our sales process is often subject to delays caused by lengthy approval processes that usually accompany significant expenditures. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for six to 24 months. The implementation process is also subject to delay. We cannot control these delays and cannot control the timing of our sales revenue.

Our future success depends on our ability to keep pace with technological changes and emerging industry standards.

The market for our products is characterized by:

o	rapidly changing technologies;

o	evolving industry standards;

o	changing regulatory environments;

o	frequent new product introductions;

o	rapid changes in communications service providers' requirements; and

o	emergence of new types of networks.

The introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues.

Our future success will depend on our ability to:

o	enhance our existing products;

o	develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards, including next-generation and third-generation networks;

o	address the increasingly sophisticated needs of our customers;

o	incorporate new technologies and new infrastructures; and

o	develop new interfaces between our products and complimentary products.

We may not be successful at these tasks. We may also experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and features. In addition, our new products and features may not meet the requirements of the marketplace and may not achieve market acceptance.

We may not be able to recover significant resources we invested in the development of third-generation network technologies and projects.

During 2002 we invested significant resources in our ongoing development of third-generation network technologies and projects. Many of our potential customers for third-generation products have delayed their implementation of third-generation networks due to the global economic downturn. As a result of the slow-down in the implementation of third-generation networks by potential customers, we may not be able to recover the resources we invested in developing these technologies and products.

The success of our third-generation network products has not yet been fully demonstrated.

We are in the process of supplying third-generation network products to a small number of customers. We have not yet completed any third-generation network project. We do not know if our third-generation network products will receive market acceptance. If our third-generation network products do not receive market acceptance, we may not be able to recover significant resources we invested in the development of these products, and we may lose future revenues. Please see the information set forth below under the heading “Item 8A – Legal Proceedings.”

High project prices and the low number of projects sold by us may result in material fluctuations in our operating results, and may also cause our stock price to vary significantly.

Our quarterly and annual operating results have varied significantly in the past as a result of many factors, many of which are outside of our control. In particular, the high project prices and the low number of such projects sold, as well as the timing of sales, can produce significant fluctuations in our quarter-to-quarter and year-to-year financial performance. These fluctuations may increase in the future if we succeed in obtaining larger contracts for projects. The fact that a significant portion of our revenues has been, and will continue to be, derived from substantial orders placed by a few customers exaggerates these fluctuations. The timing and amount of such orders and their fulfillment have caused and will continue to cause material fluctuations in our operating results, particularly on a quarterly basis. Our stock price may also vary significantly as a result of misinterpretation by potential investors of period-to-period comparisons.

We depend on our strategic relationships and could experience reduced revenues if they are not successful.

We rely on our strategic relationships with IBM, Nortel, VocalTec, Siemens and CMG to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to generate significant revenues for us, or a termination of any of these relationships, could harm our operations and profitability.

We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

Our current customers are located in 29 countries and we are seeking to expand into other markets. We currently derive significant revenues from business in the United States, Europe and Israel. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future.

Our international operations and revenues are subject to a number of inherent risks, including:

o	difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

o	the impact of possible recessionary environments in certain economies;

o	changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

o	difficulties in enforcing our rights in various jurisdictions;

o	reduced protection for intellectual property rights in some countries;

o	tariffs and other trade barriers;

o	adverse tax consequences;

o	restrictions on the conversion of currencies or the repatriation of earnings;

o	the burdens of complying with a wide variety of foreign laws and regulations; and

o	economic and political instability.

We may not be able to manage these risks and these risks may lead to disputes with our customers. This may have an adverse effect on our operational margins. We may not be able to sustain or increase revenues derived from our international operations.

We may lose revenues if we are unable to adapt to the unique demands of communications markets in the Far East.

We have recently entered communications markets in the Far East. We are in the process of learning how to bridge commercial and cultural differences we have with our customers in these markets. We may not be able to properly adapt to the unique requirements of customers in these markets. This could result in customer dissatisfaction and the loss of revenues from these markets.

Our plans to expand our international operations will require significant expenditures and could reduce our operating margins.

We intend to enter into additional international markets and to continue to expand our international operations by:

o	expanding our direct sales force;

o	opening additional in-region customer support and sales offices; and

o	adding distributors and pursuing additional strategic relationships.

These activities will require the expenditure of significant financial resources and could reduce our operating margins. If we are unable to establish additional international operations in a timely manner, this will limit our profitability and growth.

Government regulatory policies in the communications industry may harm our business.

Government regulatory policies have had a major impact on our ability to attract and retain customers. For example, regulatory authorities have overseen the pricing of new and existing communications services, which, in turn, has impacted our customers’ abilities to make significant capital expenditures. The enactment of new laws or regulations or changes in the interpretation of existing regulations could inhibit or prevent our customers from purchasing our products.

We generally perform most of our obligations to customers before we receive payment, and in some instances, we commence our performance before we have concluded a written agreement with a customer, which forces us to finance our performance and risk nonpayment.

We often perform most or all of our obligations to customers before receiving payment. In some instances we commence our performance before we have concluded a written agreement with a customer. Because of this, we must finance the costs of performing under our customer agreements, and risk nonpayment. Although our customers are generally large companies, they may not pay our fees when due. Payment of our fees is generally not secured or guaranteed. Delayed payment or failure to receive payment may strain our finances.

Some of our customers may terminate their agreements with us after we have partially performed under such agreements, and in such event, we may have difficulty recovering our costs and may lose future revenues.

In order to continue to sell our products despite the slow-down of expenditures by communications service providers, and resulting increased competition, we have been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with minimal payments to us. Our performance often largely comprises services and customized products which we cannot recover and resell. Because of the nature of this performance, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs up to the date of any termination, despite a customer’s obligation to reimburse us. In such event, we may have reduced future revenues. Please see the information about one of our customers that terminated its agreement with us as set forth below under the heading “Item 8A – Legal Proceedings.”

We may not be able to compete successfully in the highly competitive markets for our products.

The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the network management and operations support systems market. Our current and potential competitors include:

o	organizations' internal design and development departments that produce network management and operations support applications for their particular needs;

o	providers of network management and operations support systems applications, such as Cramer, Granite, Hewlett-Packard, Inet, Metasolv, Micromuse, Agilent Technologies and Telecordia;

o	communications equipment vendors, such as Ericsson and Lucent Technologies; and

o	systems integrators who provide programming services to develop customer-specific applications, such as CMG, BusinessEdge, Accenture, Cap Gemini and IBM Global Services.

Many of our current and potential competitors have significantly greater financial, technical, sales, customer support, marketing and other resources and longer operating histories than we have. Many also have greater name recognition and a larger installed base of their products and technologies. Any of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the development, promotion and sale of their products and may develop products comparable or superior to ours.

In addition, as the network management and operations support systems markets develop, a number of companies with significantly greater resources than us could attempt to increase their presence in the market independently or by acquiring or forming strategic alliances with our competitors. This could result in increased competition for us.

Increased competition could result in price reductions, reduced margins or loss of market share. If we are unable to compete successfully against current and future competitors, our revenues and profitability may be reduced.

We may compete with our customers’ internal efforts to design network management and operations support systems.

Some of our customers continuously evaluate whether to design and develop their own network management and operations support systems or purchase them from outside vendors. As a result, we may lose customers and customer opportunities.

Currency fluctuations could reduce our revenues and profitability.

Large portion of our revenues and expenses are in currencies other than U.S. dollars. Accordingly, fluctuations in exchange rates between these currencies and the U.S. dollar could reduce our revenues and profitability.

We may be unable to attract or exploit indirect sales channels that will market our products effectively.

In the past, we have relied primarily on direct sales to customers. In the future, we expect to make increasing use of original equipment manufacturers, commonly referred to as OEMs, strategic marketing agreements and other indirect channels for sales and support of our products. However, we may not be able to attract OEMs and strategic marketing partners that will be able to market our products effectively. The inability to recruit, or the loss of, important OEMs or strategic marketing partners could cause a reduction in our revenues and profitability.

Our future expansion may place a strain on our management personnel and resources.

Since our inception, our operations have significantly expanded. We intend to continue to expand into new markets worldwide. Expansion places a strain on our management personnel and resources. In addition, to support our expanded operations we will have to hire additional skilled personnel. We may not be successful in expanding our operations or in hiring additional skilled personnel. Competition for qualified personnel is generally intense. Our ability to compete effectively and to manage the future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures. We may not be able to perform any of these activities successfully and this could harm our business and reduce our profitability.

If we are unable to retain and attract management and technical personnel, we may not be able to achieve our objectives.

The success of our business depends in large part on the continuing contributions of our management and technical personnel. If we are unable to retain several key people, this could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

Our future success also depends on our continuing ability to attract new and present highly qualified management and technical personnel. Highly qualified technical personnel are in demand in Israel, and competition for such personnel is generally intense. If we are not able to attract and retain such personnel when and as needed, our business could be harmed.

Our proprietary technology is difficult to protect and we may lose our rights to it.

Our success and ability to compete depend in part on our proprietary software technology. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no registered patents.

We are subject to a number of risks relating to intellectual property rights, including the following:

o	the measures we have taken to protect our proprietary rights may not be adequate to prevent others from misappropriating our technology or from independently developing or selling technology or products with features based on or similar to ours;

o	our customers that are given access to our intellectual property rights under rare circumstances, may infringe these rights;

o	our intellectual property rights may be challenged, invalidated, violated or circumvented and may not provide us with any competitive advantage;

o	any future litigation to protect our proprietary rights could result in substantial cost to us, even if we ultimately prevail; and

o	determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

We rely on one hardware supplier for one of our Netrac applications, and if this hardware is not available or does not function properly, our application will not work.

One of our Netrac applications, Network Wide View of SS7 Networks, uses probes to interface with communications systems. Although we acquired the technology related to these probes from INRANGE Technologies, we still rely on INRANGE and another party to jointly manufacture these probes for us. This application currently only function with these probes. If our relationships with these manufacturers are harmed, or the probes do not function properly, our application will not function. We would need to modify our software to enable it to operate using probes produced by another manufacturer. We may not be able to make these modifications on a cost effective basis, if at all. This would reduce our revenues from this application.

We rely on software that we license from third parties and if we fail to maintain these licenses, we may have delays or reductions in our product shipments and have difficulty continuing our business.

We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. Some of these third party software licensors are small or early-stage companies that are not as stable as larger and more established software licensors. Our third-party licensors that are larger and more established software licensors sometimes impose on us stringent conditions to maintain our licenses and may unilaterally change the price and other terms of our licenses. These third party software licenses may not continue to be available to us on commercially reasonable terms or at all or, if available, may infringe upon the proprietary rights of other parties. Our loss of or inability to maintain these software licenses could result in delays or reductions in our product shipments. These delays or reductions in shipments could cause a reduction in our revenues or profitability and could harm our business.

Our technology may infringe on the intellectual property rights of third parties and we may lose our rights to it.

We rely on our proprietary software technology to compete in our markets. We are subject to a number of risks relating to intellectual property rights, including the following:

o	we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps;

o	we may inadvertently violate the intellectual property rights of other parties and other parties may assert infringement claims against us;

o	if we violate the intellectual property rights of other parties we may be required to modify our products or intellectual property or obtain a license to permit their continued use;

o	any future litigation to defend us against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail; and

o	determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

Product defects in our software products could reduce our revenues and harm our reputation.

The development, enhancement and implementation of our complex software products involve substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in products after they are licensed to customers. This could result in:

o	a delay in recognition or loss of revenues;

o	loss of market share; and

o	failure to achieve market acceptance.

The complexities of the implementation of our products involve additional risks of performance failure and substantial delays. Because our customer base consists of a relatively limited number of users, the harm to our reputation that could result from product defects or implementation errors could be especially damaging. This could seriously harm our business.

One entity owns a substantial amount of our shares and may control our affairs.

As of March 14, 2003, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and Systems Ltd., owned approximately 50.22% of our outstanding ordinary shares. These shares may be deemed to be beneficially owned together by:

o	Arad Investments and Industrial Development Ltd., the holder of approximately 54.8% of the shares of Team Computers;

o	Shlomo Eisenberg, the chairman of our board of directors and the boards of directors of Arad, Team Computers and Team Software, and the holder of approximately 15.6% of the shares of Team Computers directly, and a member of the controlling group of shareholders of Arad; and

o	Meir Lipshes, our Chief Executive Officer and a director of us, Team Computers and Team Software, and the holder of approximately 8% of the shares of Team Computers directly.

As a result, Team Software, Team Computers, Shlomo Eisenberg or Meir Lipshes may be able to elect all of our directors and control issues that are decided by a vote of shareholders. For information concerning certain legal proceedings in which Mr. Eisenberg is currently involved, please see the information about him which is set forth below under the heading “Item 6A –Directors and Senior Management.”

Conflicts of interest may arise with Team Computers.

Any decision we make concerning our relationship with Team Computers has to be made either by our board of directors, which is indirectly controlled by Team Computers, or in certain instances by our shareholders, including Team Software, a wholly-owned subsidiary of Team Computers. Although such decisions must be approved by our audit committee, and are subject to compliance with provisions of Israeli law concerning related-party transactions, Team Computers could exercise its influence in our affairs in its own interest to the detriment of our other shareholders.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Risks Relating to Operations in Israel

Conditions in Israel could harm our results of operations.

We are incorporated under the laws of Israel, and our principal offices are located in Israel. Political economic and military conditions in Israel directly affect our operations. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance.

We do not believe that the political and security situation has had a material impact on our business to date; however, we can give no assurance that it will have no such effect in the future. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations. Specifically, the ongoing war in Iraq could result in these adverse effects.

The rate of inflation in Israel may negatively impact our costs if it exceeds the rate of devaluation of the NIS against the U.S. dollar.

The majority of our revenues are denominated in U.S. dollars or are U.S. dollar-linked, but we incur a significant portion of our expenses, principally the rent for our facilities in Israel and salaries and related personnel expenses in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

To date, we have not engaged in hedging transactions. In the future, we might enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. If we perform hedging transactions, they may not adequately protect from the effects of inflation in Israel.

The tax benefits we currently receive require us to meet several conditions, which we may fail to satisfy.

Our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959, pursuant to which we have elected to forego certain Israeli government grants in return for an alternate package of tax benefits. To be eligible for tax benefits as a result of the approved enterprise status granted to us under Israeli law, we must continue to meet certain conditions, including making certain investments in fixed assets, financing a percentage of investments with share capital and maintaining a minimum level of revenues from export. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. This could harm our business and our profitability.

The tax benefits we currently receive may be reduced in the future.

The tax benefits we receive may not be continued in the future at their current levels or at all. Israeli governmental authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of these tax benefits could harm our business and our profitability.

The government programs we currently participate in require us to meet several conditions, which we may fail to satisfy.

We receive grants and participate in programs sponsored by the government of the State of Israel and the Israel-United States Binational Industrial Research and Development Foundation, known as the BIRD Foundation and from the European Union. We have relied on such grants for the financing of a significant portion of our product development since our inception. We are required to meet several conditions under these grant programs, such as prohibitions on the transfer of intellectual property rights or requirements that we share intellectual property rights that are the subject of such grants. If we do not meet these conditions we may have to return some of the sums granted. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs.

The government programs in which we currently participate may be terminated or reduced in the future.

The Israeli authorities have indicated that the government may reduce or abolish grants from the Office of the Chief Scientist of the Ministry of Industry and Trade in the future. Termination or substantial reduction of Chief Scientist grants would require us to divert other funds to product development and increase our other operational costs.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty. In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees because of military service. While we believe that we have operated relatively efficiently given these requirements since we began operations and during the period of the increase in hostilities with the Palestinians since October 2000, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians would change or if the ongoing war in Iraq would involve Israel. As a result of the ongoing war in Iraq, Israel is in an escalated state of readiness and has increased the number of citizens performing military reserve duty. We cannot predict the effect on our business operations of any expansion or reduction of these requirements. Any disruption in our operations as the result of military service by key personnel could harm our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors.

We are incorporated in Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. It may be difficult to enforce a judgment obtained in the United States against us or any of these persons.

Provisions of Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our stock.

The Israeli Companies Law –1999, includes restrictions on mergers, like special voting requirements, the ability of creditors to seek court intervention to prevent a merger and a mandatory waiting period. In addition, under certain circumstances, the Companies Law requires that acquisitions be performed in compliance with tender offer regulations. The Israeli Minister of Justice has adopted regulations which exempt from the majority of these tender offer regulations companies like us that were publicly traded outside of Israel and on a stock exchange in Israel prior to the effective date of the Companies Law.

In addition, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

Risks Related to the Market for Our Ordinary Shares

Our stock price has fluctuated and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

o	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

o	shortfalls in our operating results from levels forecast by securities analysts;

o	announcements concerning us or our competitors;

o	the introduction of new telecommunications services and new industry standards;

o	changes in pricing policies by us or our competitors;

o	general market conditions, and changes in market conditions in our industry;

o	the general state of the securities market (particularly the technology sector); and

o	political, economic and other developments in the State of Israel and worldwide.

In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. The price levels of technology stocks traded on the Nasdaq National Market decreased significantly during 2000, 2001 and 2002. These broad market and industry factors may depress our share price, regardless of our operating results.

Substantial future sales of our ordinary shares may depress our share price.

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and in a place we deem appropriate.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel in February 1990. We are domiciled in Israel. Our legal form is a company limited by shares. We operate under the laws of the State of Israel. Our registered office is located at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512 Israel, and our telephone number is +972-3-926-9700.

We commenced independent operations in September 1992, as a subsidiary of Team Computers Systems Ltd., after having operated as a division of Team Computers since 1988. Team Computers is a publicly traded company in Israel. We first developed network management and operations support systems in 1988 for Bezeq, the Israeli Telecommunications Corp. and have since derived substantial revenues from the sale of products and services.

In December 1996, we conducted the initial public offering of our ordinary shares, par value NIS 0.5 per share, in which 2,000,000 ordinary shares were issued and sold by us at the price of $6.25 per ordinary share. In connection with this offering, Team Computers, our largest beneficial shareholder, sold 825,000 ordinary shares at the price of $6.25 per ordinary share.

In February of 1999, we conducted a follow-on public offering of our ordinary shares, par value NIS 0.5 per share, in which 1,150,000 ordinary shares were issued and sold by us at the price of $7.875 per ordinary share.

In March of 2000, we conducted a follow-on public offering of our ordinary shares, par value NIS 0.5 per share, in which 1,100,000 ordinary shares were issued and sold by us at the price of $34.875 per ordinary share. In connection with this offering, Team Computers sold 550,000 ordinary shares at the price of $34.875 per ordinary share.

Our capital expenditures in 2002 were approximately $5.943 million, primarily for computers, equipment, software, motor vehicles, improvements to our offices and investments in the development of our capitalized software. Our capital expenditures in 2002 included approximately $0.3 million for improvement of leased premises.

B.	Business Overview

We are a leading provider of network management systems, operations support systems and business support systems for communications service providers. Our software products and solutions enable communications service providers to improve the management of their wireline and wireless networks and services in order to compete more effectively. Our Netrac suite of products allows communications service providers to maximize their return on investment in network infrastructure by helping them to streamline their operations and rapidly roll out new services. Our software products manage multi-vendor voice and data networks based on various advanced technologies.

During 2002, we repositioned our Netrac suite of products due to marketing considerations. Using our Netrac suite of products, communications service providers can effectively perform and manage functions critical to the operations of their networks, such as:

o	Service Management - monitors service performance and manages service level agreements;

o	Inventory Management - provides an accurate physical, logical and service view of the network, and synchronizes the OSS database with the actual network;

o	Fault Management - detects alarms across the entire network and accelerates the problem resolution cycle;

o	Performance Management - performs traffic and quality of service analysis based on performance counters and xDR records (e.g. CDRs, IPDRs, RADIUS);

o	xDR Analysis - analyzes quality of service in the network using xDR records (e.g. CDRs, IPDRs, RADIUS), detects fraudulent activity and identifies errors in the billing process;

o	Planning - automatically designs and assigns services routes, and helps users to plan and implement mass changes in the network;

o	Provisioning - streamlines the service provisioning process end-to-end, and automates the activation of services;

o	Security Management - ensures secure, centralized access to the network elements, and protects the network from internal and external security threats; and

o	Mediation - collects and processes raw data from network elements and element managers and distributes it to other applications, and enables users and applications to send commands to the network.

Industry Background

Historically, the communications industry has been characterized by significant government regulation or ownership and limited competition. In recent years, deregulation and privatization of the communications industry worldwide has led to increased competition among communications service providers. To remain competitive, communications service providers are differentiating themselves by offering better customer service and value, improving existing services and rapidly introducing new and enhanced services. Concurrently, they are seeking to reduce their capital expenditures (CAPEX) and operational expenditures (OPEX) and streamline their business processes to operate more efficiently and gain a competitive edge.

The recent downturn in the global economy in general, and in the communications industry in particular, has significantly reduced spending by communications service providers. Many communications service providers, however, continue to invest in operations support systems in an effort to maximize their return on invested capital. Operations support systems and business support systems maximize the return on invested capital by increasing the operator’s efficiency and staff productivity, reducing operational costs, and facilitating the rapid deployment of new services.

During the last decade, the use of Internet and Internet-related services has grown rapidly. This increased connectivity to the Internet and the availability of new communications technologies are making Internet based voice, data and video communications an integral part of the services offered by wireline and wireless communications service providers. As the variety of communication services and the volume of network voice and data traffic increases, communications service providers are transforming their networks into converged, next-generation networks spanning both circuit and packet-switched technologies.

As communications service providers enhance their networks and introduce new technologies, they increasingly focus on new services and migrating to next-generation networks. These next-generation networks are designed to accommodate increasing volumes of data traffic and offer the opportunity to deliver advanced services such as fast Internet access, interactive multimedia and mobile commerce. Typically, communications service providers seek systems that will enable them to manage both existing and next-generation networks from a single management platform.

The last decade has also seen rapid technological changes and an enormous growth in usage of wireless communications services. Emerging cellular network technologies that support data and multimedia services, commonly known as third generation (3G) networks, are expected to provide a wide range of advanced mobile services. To meet expected demand for these services 3G networks are being constructed at a rapid pace. The development of 3G networks is driving the demand for readily available management systems that can handle the increased complexity of these advanced networks.

Legacy Systems

In the past, operations support systems and network management systems were used by communications service providers predominantly to manage local and long distance telephone service over traditional landlines. These systems were usually developed in-house or purchased from communications equipment vendors. In general, these systems were not easily scalable, lacked the ability to efficiently aggregate information from different types of network elements and could not provide a platform onto which new network elements could be easily added.

Given the changes in the communications industry, these existing systems may not be capable of accommodating a substantially increased subscriber base and volume of voice and data traffic. These systems are generally not flexible enough to handle new types of network elements with increasingly complex network configurations. As a result, many communications service providers need to upgrade their existing network management systems and operations support systems.

Modern Network Management Requirements

In upgrading their legacy network management systems and operations support systems, communications service providers require systems that meet their service fulfillment, service assurance and service management needs. To better manage their multi-vendor, multi-technology networks and services, deliver new and enhanced services and respond to the demands of increased competition and usage, communications service providers are seeking solutions that:

o	provide a comprehensive integrated and modular product offering that addresses the entire range of management functionalities and which may be tailored to their specific business needs;

o	are provided on a turn-key basis;

o	are rapidly deployable to enable new services to be introduced quickly;

o	are easily scalable to accommodate network growth and the addition of new subscribers;

o	manage existing and next-generation networks via one unified management system;

o	are based on open architecture and can easily integrate with other systems; and

o	are cost effective and enable communications service providers to maximize their return on investment in network infrastructure.

Our Solution

Our Netrac suite of products enables communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure and offer new services over complex networks. We have expertise derived from over a decade of developing and implementing software solutions for various types of communications service providers around the world.

Our Netrac suite of products provides the following advantages:

Comprehensive, integrated and modular product offering. Our Netrac suite is composed of products that may be used in any combination to suit a communications service provider’s specific business needs and budget. Our Netrac modules seamlessly integrate with one another to provide either a comprehensive, full-fledged solution or address specific functions in areas such as fault management or service impact analysis.

Turn-key implementation. We deliver end-to-end integrated turn-key solutions to communications service providers which are tailored to meet their specific requirements without the need for additional internal development or customization. Our trained and experienced implementation and integration teams perform seamless installation and deployment of our products within a communications service provider’s existing operations support system environment.

Rapidly deployable solutions. Our Netrac platform is vendor-independent, which enables communications service providers to easily and cost effectively deploy new network elements and introduce services quickly. Our Netrac suite of products includes a pre-built set of modules and applications that can quickly be deployed, thereby minimizing the amount of customization or development necessary to satisfy a communications service providers’ requirements. Our Netrac suite of products incorporates numerous libraries, enabling communication service providers to use our products to manage and control equipment from all the leading vendors in the marketplace.

Scalability. Our Netrac suite of products easily scales to accommodate the addition of new equipment and subscribers.

Management of existing and next-generation networks. Our Netrac suite of products is designed to manage both existing and next-generation wireline and wireless networks via one unified management platform. As a result, a communications service provider is able to manage heterogeneous convergent networks, protect its investment in existing systems, and facilitate the migration to, and installation of, new advanced technologies. Next-generation networks managed by our Netrac suite of products include, among others: wireless 3G, data and voice over Internet Protocol or IP, optical and Digital Subscriber Line or DSL.

Open architecture. Netrac’s open architecture allows for easy integration with both existing and future systems. Netrac’s open, mature application programming interfaces (APIs) enable a communications service provider to integrate all the systems and applications in its operations support system environment so that valuable data can be exchanged among these systems.

Cost effectiveness and maximizing return on investment. Netrac streamlines operations, improves service restoration times and automates time-consuming service provisioning and assurance processes, leading to significant cost reductions. Netrac’s libraries and ability to communicate with various network elements and technologies results in rapid deployment of network devices and services, leading to faster time-to-revenue.

Strategy

Our goal is to become a leading provider of network management systems, operations support systems, and business support systems for communications service providers. Our strategy to achieve this goal contains the following key elements:

Capitalize on existing customer base. We have established long-term relationships with communications service providers. We capitalize on our existing customer base by cross-selling our Netrac suite of products to additional divisions within our customers’ organizations. Through our ongoing customer support and sales efforts, we strengthen our relationships with our existing customers and determine their evolving requirements. This process enables us to gain valuable industry expertise and identify emerging applications and new sales opportunities.

Focus sales penetration efforts on large communications service providers. We will continue to focus on increasing our penetration to large communications service providers. By offering our products to a growing number of industry-leading communications service providers, we continuously increase acceptance and demand for our products.

Expand and enhance product offerings. We have developed an integrated suite of network management systems, operations support systems, and business support systems products to enable communications service providers to run their networks more efficiently. We continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers.

Expand sales and marketing. We plan to expand our sales and marketing efforts in existing markets and enter new geographic markets. To date, we have been successful in penetrating markets in North and South America, Europe, Israel, South Africa, Australia and the Far East. We have established offices in the UK, France, Germany, the Netherlands, South Africa, Australia, Hong Kong, Costa Rica and several locations in the United States. We are in the process of establishing an office in India. In addition, we have sales representatives and sales consultants located in Benelux, Brazil, Canada, Colombia, Cyprus, Finland, Greece, Indonesia, Italy, Russia, Taiwan, Thailand, Turkey and Poland. We plan to strengthen our global presence by recruiting additional sales and marketing personnel and opening additional sales offices throughout the world.

Lead in management of next-generation wireline and wireless networks. We intend to establish our position as the leading provider of management solutions for next-generation wireline and wireless networks. However, we are closely monitoring the adoption rates of 3G technology in wireless operators — which so far are lower than what was originally projected —and we will modify our strategy accordingly.

Develop strategic partnerships. We have partnered with leading software and hardware vendors and system integrators. These strategic partnerships enable us to leverage the marketing strengths and customer base of our partners, thereby expanding our own installed base. To date, we have established partnerships with a number of vendors, including IBM, Nortel, VocalTec, Siemens and CMG. We intend to strengthen our existing strategic partnerships and to create new alliances as a means of identifying new business opportunities and entering new markets.

Extend technological leadership. We are committed to keeping our products at the forefront of the industry by offering products that support new services and technologies, including Asynchronous Transfer Mode, or ATM, and Synchronous Optical Network/Synchronous Digital Hierarchy, or SONET/SDH, Internet Protocol, or IP, Voice over IP, or VoIP, DSL, Dense Wavelength Division Multiplexing, or DWDM, General Packet Radio Service, or GPRS, Code Division Multiple Access 2000, or CDMA2000, Time Division Multiple Access, or TDMA, Universal Mobile Telecommunications System, or UMTS, and Single Carrier Radio Transmission Technology, or 1xRTT, and Third Generation Radio Transmission Technology, or 3xRTT.

Our products are based on the latest computing and communications standards such as Telecommunications Management Network, or TMN, International Telecommunications Union standards, and the Electronic Industries Association/Telecommunications Industry Association Recommended Standards, or EIA-TIA, Common Object Request Broker Architecture, or CORBA protocols, 3G Performance Protocols, and using the latest proven development techniques and methodologies, such as object-oriented paradigms.

Products and Services

Our Netrac suite of products is capable of monitoring and managing complex wireline and wireless networks spanning the various domains, including transmission, Signaling System 7, or SS7, ATM, SONET/SDH, IP, VoIP, DSL, CDMA, TDMA, GSM, GPRS, UMTS, CDMA2000, and 1xRTT/3xRTT. Our pre-integrated products can be used in various combinations to construct network and service management solutions for communications service providers. The products handle mission-critical network management functions.

We have recently begun to reduce our activities in the SS7 field, although we continue to support existing customers.

Underlying our Netrac suite of products is the Netrac platform, or base package, which serves as the operational infrastructure for our other products and provides a common database, graphical user interface and general administrative services. Our Netrac suite is made up of nine families, where each family is composed of pre-integrated products. The nine product families are:

o	Service Management;

o	Inventory Management;

o	Fault Management;

o	Performance Management;

o	xDR Analysis;

o	Planning;

o	Provisioning;

o	Security Management; and

o	Mediation.

To provide communications service providers with turn-key solutions, we also offer a full range of professional services, which include: customization, implementation, integration, training, maintenance and consulting.

Our quality management system for the development, design, testing, support and sales of our network management systems, operations support systems and business support systems has been certified as meeting ISO 9001 standards by the Standards Institution of Israel.

Netrac Base Package

Our Netrac base package serves as a common platform for our families of products. The advantages of the Netrac base package include a state-of-the-art graphical user interface, a communications backbone which enables the seamless integration of Netrac products and their integration with external applications, as well as an infrastructure that is easily customizable.

Service Management products

Our Netrac Service Management products enable communications service providers to monitor and manage services across multi-technology, multi-vendor networks, and perform historical analysis of service behavior for improved service planning and design. The Service Management family allows service providers to define, track and manage service level agreements and ensure that customers are benefiting from high network performance and availability levels.

Our Netrac Service Management family of products includes the following:

SLA Manager defines, tracks and reports on service level agreements (SLAs). SLA Manager collects and calculates key quality indicators from the entire network in order to assess the service levels delivered to customers and determine whether SLAs are being met.

Service Monitor monitors service performance in near real time, and pinpoints service performance degradations and outages.

Service Analyzercollects, processes and analyzes historical service performance and quality of service. Service Analyzer presents this information in reports that enable network personnel to better understand service demand patterns and improve service planning and design decisions.

ServiceTest is a system that measures the performance and availability of services from the end-user’s point of view via testing probes.

Inventory Management products

Our Netrac Inventory Management products provide a total end-to-end physical, logical and service view of the entire network. The Inventory family gives service providers the ability to know what network resources are available so they could use more of the resources more efficiently. The Inventory family also synchronizes the operations support systems database with the actual network, leading to reduced order fallout and allowing service providers to detect and reclaim unused resources.

Our Netrac Inventory Management family of products includes the following:

Physical Inventory offers a physical representation of the network, and enables service providers to model, track and manage all the physical entities in their network. Physical Inventory serves as the underlying infrastructure for both Netrac applications and other third-party systems, and makes valuable inventory data accessible to systems such as Provisioning, Fault and Performance Management.

Logical Inventory represents the logical network, visualizes circuit layout, and graphically presents the logical connections between the network elements. Logical Inventory models existing and emerging technologies, including Frame Relay, IP, ATM, SDH/SONET, 2G, 2.5G and 3G.

Service Inventory enables operators to efficiently create and model existing and new services. It also maps the relationships between offered services, network resources, and customers, and graphically represents this information in schematic views.

Sync synchronizes the inventory database with the actual network, and auto-discovers new network elements that are introduced into the network. Sync produces discrepancy reports that detail any inconsistencies between the inventory database and the actual network. This helps service providers to identify assets that exist in the network but are not recorded in the inventory database and vice versa, and pinpoint under-utilized network resources.

Fault Management products

Our Netrac Fault Management family of products detects alarms across all domains, and alerts controllers of impending faults in near real time. The Fault Management products perform root-cause analysis, manage trouble tickets from creation to resolution, determine the impact of network faults on services and customers, and facilitate automatic response to network problems.

Our Netrac Fault Management family of products includes the following:

Fault Management(FaM) is a real-time alarm surveillance and management system that offers network operations center (NOC) personnel an all-inclusive, prioritized view of alarms coming from various network domains and equipment. This product provides a comprehensive set of tools for monitoring, analyzing and isolating alarms, including a real-time alarm monitor, a graphical alarm map and alarm history reports.

Correlator+ is an alarm correlation system designed to detect and isolate root-cause faults from the incoming alarm volume. This allows customers to efficiently handle multiple alarms and quickly resolve problems by reducing large alarm volumes into a single root-cause alarm.

NetImpact identifies, in real-time, the services and customers that are impacted by faults. This allows network operations center (NOC) controllers to prioritize repair activities and proactively contact affected subscribers.

FaultPro proactively solves network faults by automatically sending predefined commands to network elements in response to alarms.

Netrac Trouble Ticket (NeTkT) manages trouble tickets from creation through resolution. NeTkT allows communications service providers to implement the desired workflow in the problem resolution cycle and ensure the assignment of problems to the appropriate personnel.

Performance Management products

Our Netrac Performance Management family of products performs real-time monitoring and long-term analysis of network behavior based on performance measurements and xDR records (e.g. CDRs, IPDRs, RADIUS). The Performance Management products help service providers to identify and address traffic degradations before they impact customers, maximize network performance, and increase network utilization. Using performance reports, service providers can detect inefficiently used equipment and plan for future network growth.

Our Netrac Performance Management family of products includes the following:

Performance Management Module (PMM) collects and analyzes performance measurements and xDR records (e.g. CDRs, IPDRs, RADIUS) in order to provide an accurate picture of network health and utilization. The Performance Management Module also presents traffic information in Web-based reports that help network staff to understand network and service status at a glance and predict future network behavior.

TrafficView provides operators with near real-time network monitoring and traffic surveillance capabilities based on performance measurements and xDR records (e.g. CDRs, IPDRs, RADIUS). TrafficView detects traffic exceptions using sophisticated dynamic thresholds, alerting service providers to potential problems before they affect customers.

Traffic Control Handler (TCH)is an application that enables authorized personnel to respond to traffic exceptions in the network by sending traffic controls to the appropriate network elements.

xDR Analysis Family

Our Netrac xDR Analysis family of products analyzes quality of service in the network, identifies fraudulent call behavior patterns and ensures the accuracy of the billing process using xDR records (e.g. CDRs, IPDRs, RADIUS).

Our Netrac xDR Analysis family of products includes:

CallExpert transforms raw xDR records into meaningful information that can be used for network and service monitoring, capacity planning, and marketing-related applications. This product provides communications service providers with the tools to perform advanced quality of service, call failure, and traffic trends analysis.

FraudDetect detects fraudulent activity in the network by comparing suspicious usage patterns with predefined profiles, and alerts users to suspicious behavior so they can take immediate action.

Billing Verification collects and compares xDR records obtained from different network sources such as switches, billing gateways, dialers and test devices. By comparing and correlating between the different types of xDR records, Billing Verification identifies and alerts network users to billing discrepancies.

Planning Family

Our Planning family automates service design and assign processes, and enables network users to plan and implement mass changes in the network.

Our Netrac Planning family of products includes the following:

Route Builder automatically designs service routes while taking into account user-defined parameters such as cost, distance and maximum number of hops, as well as technical and business constraints. Route Builder also assigns network resources and capacity to the designed route, and performs validity checks.

Change Planner enables users to plan changes in the network such as circuit and facility changes; external and internal connection changes; and mass modifications in the network. Change Planner keeps network personnel updated on the status of the change, and sends notifications to the appropriate personnel if an error occurs at any stage of the network change process.

Provisioning Family

The Provisioning family streamlines the provisioning process end-to-end, from order intake to order fulfillment. By automating time-consuming manual operations, the Provisioning family allows operators to roll out services fast, and meet customers’ demands quickly and cost-effectively. The Provisioning family manages the information flow throughout the entire organization and provides users with complete information on an order’s status, helping them to rapidly pinpoint and address any provisioning obstacles in real time.

Our Netrac Provisioning family of products includes the following:

Work Order is a powerful workflow engine that models and automates complex provisioning processes in dynamic environments. Work Order replaces error-prone manual operations with computerized tasks, driving out inefficiencies from the provisioning process. It processes and coordinates huge volumes of service orders, and tracks the progression of each activity in the provisioning process. Work Order also provides workflow relevant knowledge and visual control access to users handling multiple service orders.

Activate automatically activates services end-to-end across multi-vendor, multi-technology networks. Activate replaces manual processes with automated activities, thus eliminating the problems that tend to plague manual activation and reducing service activation times. Activate also tracks and controls the activation process flow, and performs “rollback” in case of an activation failure.

Security Management Family

The Security Management family ensures secure, centralized access to the network elements. The Security Management products protect the network from both internal and external security threats by rapidly detecting security risks and alerting administrators to take corrective action.

Our Netrac Security Management family of products includes the following:

SecureCentral automates the process of downloading user security profiles to the network elements. This replaces the need for the system administrator to manually update each network element with user information. SecureCentral also ensures that when a user’s security account is modified, the modifications are automatically updated in the network elements.

SecureNE provides a centralized gateway through which authorized users can view, access and send commands to the different network elements. SecureNE ensures that only authorized users can gain access to the network elements, thus preventing network penetration and downtime caused by accidental use or malicious intent.

SecureDetect identifies internal and external security threats and intrusion attempts in the network, and sends warning notifications to security administrators. SecureDetect enables system administrators to define security thresholds that trigger alerts if the thresholds are exceeded.

Mediation products

The Netrac Mediation products collect raw data from various network elements, process and transfer the data to other Netrac products and external third-party systems. The Mediation products also support the sending of commands and controls from the applications to the network elements.

Our Mediation products come with numerous libraries of rules already in place, enabling communications service providers to quickly introduce and deploy new network elements and services, as well as rapidly define new network elements within the existing management environment.

Our Netrac Mediation family of products includes the following:

Device Expert(DvXpert)collects events, alarms, performance indicators, configuration information and xDR records from the entire network. Device Expert then processes and transforms the raw information and distributes it to Netrac and third-party applications.

Netrac Command Interface (NCI)serves as a platform for sending commands and controls to the network elements, regardless of the elements’ unique command language and syntax. Commands include operational, provisioning, activation and corrective commands, as well as traffic controls. Commands can be sent on a manual, automatic or scheduled basis.

Maintenance and Customer Support

We believe that a high level of maintenance and customer support is critical to our continued success in developing long-term relationships with our customers.

At the time of installation, customers generally receive on-site training tailored to the user organization. We also offer supplementary training to clients on an “as needed” basis.

An initial warranty period, which typically lasts for one year, is included in the cost of the license for our software. After that period, we offer support contracts to our customers, typically for a percentage of the total license price, but in some cases based on hourly fees. These contracts are renewable on an annual basis for an additional fee. The support contract entitles the customer to unlimited telephone support, product updates and product maintenance during the support period. We offer toll-free technical customer support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. Support is provided via telephone, remote-access and e-mail. We generally provide an initial diagnosis within four hours and, if necessary, provide on-site assistance within 48 hours. Substantially all of our customers are covered by support contracts, in some cases, with services provided by local subcontractors.

Beyond the standard support contracts, we also provide on-site network support at an additional price. Site management services include:

o	system management;

o	configuration changes;

o	failure recovery;

o	performance tuning;

o	database administration support;

o	communications administration support;

o	preventive maintenance activities; and

o	coordination between hardware and software vendors.

Customers

Our primary customers are established, large communications service providers and equipment vendors. Our customers include:

o	incumbent local exchange carriers;

o	long-distance carriers;

o	competitive local exchange carriers;

o	wireless service providers and resellers; and

o	communications equipment vendors, such as vendors of switches, fixed wireless access equipment, transmission equipment and test equipment.

Potential intermediary customers include system integrators, and private network owners, such as financial institutions and governmental bodies.

To date, we have approximately 60 customers for our software in 29 countries. Our largest existing customers include the following communications service providers:

AT&T	Partner Communications
Belgacom	Pelephone
Bezeq	Sprint
Bezeq International	Tele2
Cable & Wireless	Telekom SA
Cellcom	Telia
Cyprus Telecommunications Authority	Telstra
Golden Lines	TCO
Hutchison 3G	TSTT
ICE	Tyco
KPN	Unefon
Luxemburg PTT	US Cellular
Maltacom	Viag
Nortel Networks	Western Wireless

Backlog

Our backlog represents signed purchase orders deliverable within 12 months. Backlog was approximately $24.3 million on December 31, 2000, approximately $ 24 million on December 31, 2001 and approximately $33 million on December 31, 2002.

Sales and Marketing

We market our products and services to communications service providers. To leverage our marketing efforts, we have established strategic partnerships with leading software and hardware vendors and system integrators.

We have focused our direct sales activities on North and South America, Europe, the Middle East, South Africa, Asia Pacific and Australia. Additionally, we market our products to communications service providers in Western Europe and Asia/Pacific Rim through relationships with strategic partners and agents.

The sales process for new customers generally requires a significant investment of time and money and typically takes six to eighteen months. Our sales and marketing efforts are managed by a small group of senior managers with substantial experience in the communications software market. The process also involves system designers, sales representatives and support personnel and typically requires presentations, demonstrations, field trials, visits to reference sites and lengthy negotiations.

We plan to expand our sales and marketing efforts in existing markets and enter new geographic markets. To date, we have been successful in penetrating markets in North and South America, Europe, Israel, South Africa, Australia and the Far East. We have established offices in the UK, France, Germany, the Netherlands, South Africa, Australia, Hong Kong, Costa Rica and several locations in the United States. We are in the process of establishing an office in India. In addition, we have sales representatives and sales consultants located in Benelux, Brazil, Canada, Colombia, Cyprus, Finland, Greece, Indonesia, Italy, Russia, Taiwan, Thailand, Turkey and Poland. We plan to strengthen our global presence by recruiting additional sales and marketing personnel and opening additional sales offices throughout the world.

We currently employ 95 sales and marketing personnel. We intend to hire additional direct sales personnel and to appoint additional representatives. To date, we have established relationships with IBM, Nortel, Business Edge Solutions, VocalTec, Siemens and CMG. Through these partnerships, we deliver a joint, comprehensive solution that builds on each respective company’s strengths and jointly market our products. We intend to strengthen our existing strategic relationships, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

Research and Development

Our research and development efforts are focused on developing new products to meet the evolving needs of communications service providers and equipment vendors and on improving existing products by incorporating new features, interfaces and technologies. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our products are based on our proprietary development environment, as well as external development environments. Our core capabilities include our:

o	familiarity with a wide variety of communications protocols and interfaces;

o	ability to assess customers' networks and understand their network management requirements;

o	ability to incorporate rule-based inference engines, data warehousing technology and replication tools into our Netrac solutions;

o	ability to adapt our products to different kinds of existing, next-generation and third-generation networks; and

o	expertise in utilizing leading programming languages, operating systems and databases to create user-friendly distributed network management and operations support systems solutions.

We are continuously reevaluating and enhancing our product line and we seek to introduce new releases of each product regularly.

We currently employ 160 full-time employees in research and development. Gross research and development expenses were approximately $5.6 million, or 13.2% of our revenues, for the year ended December 31, 2000. Gross research and development expenses were approximately $7.8 million, or 13% of our revenues, for the year ended December 31, 2001. Gross research and development expenses were approximately $9.3 million, or 16% of our revenues, for the year ended December 31, 2002. We also invested $2.7 million in 2000, $6.6 million in 2001 and $2 million in 2002 in the development of our new platform, which amounts were capitalized in our financial statements. We anticipate that we will commit increasing amounts to research and development in future periods.

The government of Israel encourages research and development projects oriented toward producing systems and products for export. We received grants and participate in programs sponsored by the Office of the Chief Scientist of the Israel Ministry of Industry and Trade, the BIRD Foundation and the European Union. We have relied on these grants for the financing of a portion of our product development expenditures. In the past, we recognized grants totaling $4.7 million from the Chief Scientist and the BIRD Foundation for the development of various aspects of our products. Under Israeli law, royalties on the revenues derived from sales of products and services developed using grants from the Chief Scientist are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year.

In addition, in 2002 we received a grant of approximately $ 687,000 from the Chief Scientist as part of our participation in a consortium of companies engaged in the development of a management system for large networks. We are not required to repay this grant, nor are we required to pay any royalties in respect thereof.

During 2002 we received a grant of approximately $62,000 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We are not required to repay this grant, nor are we required to pay any royalties in respect thereof.

As of December 31, 2002, our total contingent liability in respect of grants received from the Chief Scientist and the BIRD Foundation, net of royalties paid or accrued, was approximately $3 million. Although we have received grants in the past, and may do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers.

Competition

Competition in today’s economically challenging telecommunications marketplace is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. Competition in today’s market is exacerbated by the fact that service providers today are extremely price conscious, and have greater demands than ever before.

To improve our competitive position, we must continue to develop and introduce, on a timely basis, new enhanced products and product features that keep pace with technological developments and emerging industry standards and which address the increasingly sophisticated needs of our customers. Our cutting edge products must be able to deal with new kinds of networks and respond to the challenges posed by competitors’ products. In addition, we must continue to provide high customer service levels and competitive prices.

The principal competitive factors affecting the market for our products are price, product reputation, quality, performance, customer support and product features such as adaptability, scalability, ability to integrate with other products, functionality and ease of use.

We believe that we currently compete favorably overall with respect to these factors. Our current and prospective competitors offer a variety of solutions to address the communications service provider market and generally fall within four categories:

o	organizations' internal design and development departments that produce network management and operations support applications for their particular needs;

o	providers of network management and operations support systems applications, such as Cramer, Granite, Hewlett-Packard, Inet, Metasolv, Micromuse, Agilent Technologies and Telecordia;

o	communications equipment vendors, such as Ericsson and Lucent Technologies; and

o	systems integrators who provide programming services to develop customer-specific applications, such as CMG, BusinessEdge, Accenture, Cap Gemini and IBM Global Services.

Intellectual Property

We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no registered patents. We currently have two patent applications pending. In addition, we seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. As part of our confidentiality procedures, we generally enter into invention assignment and proprietary information agreements with our employees and consultants and nondisclosure agreements with our customers and distributors. We also generally limit access to the source code of our products, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

In addition, in particular instances we are required by our customers to place source codes for certain of our products into escrow arrangements to ensure that customers will not be adversely affected by an interruption in our business or if we materially breach our agreement with such customer. In limited circumstances we are required to grant to our customers access to such source codes for internal development purposes according to agreed terms. Such arrangements relating to our source codes may increase the likelihood of misappropriation or other misuse of our intellectual property. Moreover, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, making the possibility of misappropriation of our proprietary technology more likely.

The steps we take to protect our proprietary technology might not prevent misappropriation of such technology, and such protections may not prevent competitors from developing products with functionality or features similar to our products. We believe that, because of the rapid pace of technological change in the market for our products, legal protections of our proprietary technology are less significant factors in our success than the knowledge, technical expertise, ability and experience of our employees, the frequency of product enhancements and the quality of professional services and customer support provided by us.

We develop customized solutions for certain customers to accommodate their specific requirements. Some of these customers retain certain intellectual property rights in such customized applications.

We believe that our products and trademarks do not infringe upon the proprietary rights of third parties and there are currently no pending claims to such effect. We may, however, receive future communications from third parties asserting that our products infringe, or may infringe, the proprietary rights of third parties. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could:

o	be time-consuming;

o	result in costly litigation and diversion of technical and management personnel;

o	cause product shipment delays;

o	require us to develop non-infringing technology; or

o	enter into royalty or licensing agreements.

Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of product infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, financial condition and results of operations could be seriously harmed.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For instance, we have licensed databases from Oracle and Sybase, and development tools from Sybase and ILOG. There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms or at all. In addition, we are to a certain extent dependent upon such third parties’ ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes.

C.	Organizational Structure

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel and we are domiciled in Israel. We operate under the laws of the State of Israel. We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd. As of March 14, 2003, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers, held 50.22% of our shares.

Currently our subsidiaries are:

o	TTI-Telecom International Inc., a wholly-owned subsidiary, incorporated under the laws of the State of Delaware, and domiciled in New Jersey, U.S.A.

o	TTI-Telecom International B.V., a wholly-owned subsidiary, incorporated under the laws of The Netherlands, and domiciled in Amsterdam, The Netherlands.

o	TTI Telecom Australia PTY. Ltd., a wholly-owned subsidiary, incorporated under the laws of Australia, and domiciled in Sydney, Australia.

o	TTI France S.A.R.L., a wholly-owned subsidiary, incorporated under the laws of France, and domiciled in Paris, France.

o	Axarte Ltd., a wholly-owned subsidiary, incorporated under the laws of the United Kingdom, and domiciled in Newberry, UK.

o	Axarte GmbH, a wholly-owned subsidiary of Axarte Ltd., incorporated under the laws of Germany, and domiciled in Dorfen, Germany.

o	TTI BVI Ltd., a wholly-owned subsidiary, incorporated under the laws of the British Virgin Islands, and domiciled in the British Virgin Islands.

o	TTI Telecom (HK) Limited, a wholly-owned subsidiary, incorporated under the laws of Hong Kong, and domiciled in Hong Kong.

o	TTI Telecom Software Private Limited, a wholly-owned subsidiary, in formation under the laws of India, and domiciled in Mumbai, India.

o	TTI Telecom de Costa Rica S.A., a wholly-owned subsidiary, in formation under the laws of Costa Rica, and domiciled in San Jose, Costa Rica.

D.	Property, Plants and Equipment

We do not own any real property. Our principal facilities, in which our corporate headquarters are located, comprise approximately 58,000 square feet of office space, and are located in Petach Tikva, Israel. These facilities are leased from Team Computers, our largest beneficial shareholder.

We also lease the following facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 1,186 square feet in Plantation, Florida, USA; approximately 23,305 square feet in Atlanta, Georgia, USA; approximately 3,270 square feet in Lenexa, Kansas, USA; approximately 1,937 in Redmond, Washington, USA; approximately 4,300 square feet in Reading, England; approximately 1,000 square feet in Antony, France; approximately 450 square feet in Dorfen, Germany; approximately 400 square feet in Amsterdam, The Netherlands; approximately 1,300 square feet in Sydney, Australia; and approximately 2,283 square feet in Hong Kong. Our leasing expenses for our facilities were approximately $1.32 million in 2002. We expect to pay total leasing expenses for our facilities of approximately $1.6 million in 2003.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion of our consolidated financial condition and consolidated results of operations should be read in conjunction with the “Item 3A — Selected Financial Data” and our consolidated financial statements and notes to those statements included elsewhere in this document. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Item 3D — Risk factors” and elsewhere in this document, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., after having operated as a division of Team Computers since 1988. Team Computers is a publicly traded company in Israel. We first developed network management and operations support systems in 1992 for Bezeq, the Israeli Telecommunications Corp. and have since derived substantial revenues from the sale of products and services.

Product revenues consist primarily of Netrac license fees and fees for professional services required to customize our products for our customers. Service revenues consist of fees for maintenance, customer support and development services. In some cases, we receive commissions from hardware vendors which are accounted for as either product or service revenues, depending upon the project. Our sale ranges from $1 million to $18 million, depending upon the scope of the network and functionality required for a specific customer application. We believe that revenues from the license, service and support of our Netrac family of products will continue to account for most of our total revenues for the foreseeable future.

Revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting on a percentage of completion method based on the relationship of labor days incurred to total estimated labor days to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. Revenues from maintenance and support contracts are recognized over the life of these contracts, which is typically one year, or at the time when our services are rendered.

Generally, the time elapsed from when we receive an order for our products to the completion of installation averages from six to eighteen months. Under the terms of some of our contracts, we invoice our customers as we complete certain milestones, which on average occur every few months, or, in certain cases, after installation has been completed. We generally receive payment 60 to 120 days after we invoice customers. As a result, an average of five to six months passes between our performance of work and our receipt of payment.

Sales effected through our strategic relationships with IBM, Nortel, VocalTec, Siemens and CMG accounted for approximately 10% of our revenues in 2000, 10% of our revenues in 2001 and 14% of our revenues in 2002.

A majority of our revenues is paid to us in U.S. dollars or is U.S. dollar-linked. In addition, a substantial portion of our costs is incurred in U.S. dollars. Since the U.S. dollar is the primary currency in the economic environment in which we operate, the dollar is our functional and reporting currency. Accordingly, we remeasure monetary accounts maintained in currencies other than the U.S. dollar using the foreign exchange rate at the balance sheet date. We measure and record operational accounts and nonmonetary balance sheet accounts at the rate in effect at the date of the transaction. We report the effects of foreign currency remeasurement in current operations.

Because a majority of our revenues is paid to us in U.S. dollars or is U.S. dollar-linked, and a substantial portion of our expenses is incurred in NIS, we are exposed to risk to the extent that the rate of inflation, or specifically the rate at which our costs increase, in Israel, exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or if the timing of such devaluation lags behind in Israel.

Our Functional Currency

Our consolidated financial statements are prepared in dollars in accordance with U.S. generally accepted accounting principles. The currency of the primary economic environment in which we operate is the U.S. dollar. Transactions and balances denominated in dollars are presented at their original amounts. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All exchange gains and losses from translation of monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise. These exchange gains and losses are included in the same income statement items in which the related transactions are included.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are evaluated by us on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition. We derive our revenues from the sale of software licenses and from services. Our products are sold worldwide through a combination of our direct sales force and indirect sales channels. Our services revenues consist primarily of fees derived from annual maintenance and customer support.

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market condition.

We recognizes revenue from software licenses that require significant customization, integration, installation and development services in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction — Type and Certain Production — Type Contracts”, using contract accounting on a percentage of completion method based on the relation of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs, in other accounts receivable and prepaid expenses. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract.

Revenues from maintenance and support contracts are recognized ratably over the life of the agreement, which is typically one year.

We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding products and services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases we expect to perform our contractual obligations under the contract.

If we do not accurately estimate the resources required or the scope of the work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future results may be significantly and negatively affected or losses on existing contracts may need to be recognized.

Impairment of long-lived assets. Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have performed impairment tests on our long-lived assets and as of December 31, 2002, no impairment losses have been identified.

Goodwill. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have performed impairment tests and determined that our goodwill in the amount of $1.1 million is not subject to an impairment charge as of year end 2002.

Marketable securities. We account for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” We determine the proper classification of investments in marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date. At December 31, 2002, all securities were designated as available-for-sale. Accordingly, the available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive income. Amortization of premium and accretion of discounts are included in financial income and other, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

Capitalized software development costs. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release, are capitalized in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2000	2001	2002
Revenues:
Product	82.2%	88.0%	80.6%
Service	17.8	12.0	19.4

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	34.4	34.2	47.0
Service	8.1	5.9	9.7

Total cost of revenues	42.5	40.1	56.7

Gross profit	57.5	59.9	43.3
Operating expenses:
Research and development, net	11	10.3	13.6
Selling and marketing,	19.7	20.1	30.4
General and administrative	8.7	8.6	12.0

Allowance for doubtful accounts			12.8

Total operating expenses	39.4	39.0	68.8

Operating income (loss)	18.1	20.9	(25.5)
Financial income, net	6	3.9	5.8

Income (loss) before income taxes	24.1	24.8	(19.7)
Income taxes	1.6	1.6	(1.0)

Net income (loss)	22.5%	23.2%	(18.7)

	Years Ended December 31,
	2000	2001	2002
Sales by Geographic Areas:
Israel	11.2%	7.5%	10.5%
United States	52.1	54.5	30.7
Europe	23.8	26.5	32.5
Australia	2	0.6	7.4
South America	10	8.3	7.9
Far East	0	0.3	8.9
South Africa	0.9	2.2	2.1

	100.0%	100.0%	100.0%

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues. Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize products and commissions from hardware vendors. Service revenues include fees for maintenance and customer support, as well as development services. Total revenues decreased 4% to $58.3 million in 2002 from $60.8 million in 2001.

Product revenues decreased 12% to $47 million in 2002 from $53.5 million in 2001. The decrease in total revenues was primarily attributable to difficulties in obtaining new contracts with customers, and due to the termination of a contract with a major customer as more fully set forth below under the heading “Item 8A – Legal Proceedings.”

Gross Profit. Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, allocated other expenses and amortization of capitalized software and royalties paid to the Chief Scientist and European Union. Cost of service revenues consists primarily of personnel costs for providing professional services, fees paid to third-party providers of professional services and third-party software vendors, personnel costs for telephone support and maintenance and allocated other expenses. Gross profit decreased 30.7% to $25.3 million in 2002 from $36.5 million in 2001. Gross margin decreased to 43.3% in 2002 from 59.9% in 2001. Gross profit on product revenues decreased 40% to $19.6 million in 2002 from $32.8 million in 2001. Gross margin on product revenues decreased to 41.7% in 2002 from 61.2% in 2001. Gross profit on service revenues increased 53.4% to $5.6 million in 2002 from $3.7 million in 2001. Gross margin on service revenues was 49.9% in 2002 compared to 50.6 % in 2001. The decrease in the gross profit and gross profit margin on products is due to intense competition and the increasing demands of customers to receive more functionality for reduced prices. The margin on gross profit for services remains relatively unchanged due to the execution of previous maintenance contracts during 2002.

Research and Development Expenses, Net. Gross research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs. Gross research and development expenditures increased 19% to $9.3 million in 2002, from $7.8 million in 2001 and were offset by $1.4 million in grants recognized in 2002 compared to an offset of $1.6 million for grants recognized in 2001. As a result, research and development expenses, net (and after capitalization of our investments in the development of our new platform), increased 26% to $8 million, or 13.6% of total revenues, in 2002 from $6.3 million, or 10.3 % of total revenues, in 2001. This increase was primarily due to costs associated with increased personnel, equipment and facilities with no additional grants to offset such expenses.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. . Selling and marketing expenses increased 45% to $17.7 million, or 30.4% of total revenues, in 2002 from $12.2 million, or 20% of total revenues, in 2001. This increase was primarily due to the expansion of our sales and marketing organization in the United States, Asia Pacific and in Europe, as well as increased expenses for trade shows and other marketing programs.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, professional services expenses, and other expenses. General and administrative expenses increased 33% to $7 million, or 12% of total revenues in 2002 from $5.2 million, or 8.6 % of total revenues, in 2001. This increase was primarily due to increased hiring, facilities costs and associated expenses necessary to manage and support our growth.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments, foreign currency translation adjustments offset by impairment of marketable securities. We recognized financial income of $3.4 million in 2002 compared to financial income of $2.365 million in 2001.

Allowance for doubtful accounts. The allowance for doubtful accounts consists of the balance of the unpaid sums under our agreements with two major customers, one of which was terminated by the customer, and our management has concerns that the other may be terminated by the customer if a pending dispute is not resolved. Allowance for doubtful accounts was in the aggregate amount of $7.456 million in 2002. Please see the information about these customers set forth below under the heading “Item 8A – Legal Proceedings.”

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenues. Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize products, and commissions from hardware vendors. Service revenues, include fees for maintenance and customer support, as well as development services.. Total revenues increased 42% to $60.8 million in 2001 from $42.8 million in 2000. The operations of our subsidiary Axarte are consolidated with our other operations in our consolidated financial statements as of January 31, 2001.

Product revenues increased 52% to $53.5 million in 2001 from $35.2 million in 2000. The increase in total revenues was primarily attributable to an increase in the number and dollar amounts of projects for new and existing customers. Significant new contracts include KPN, Sprint PCS and Nortel.

Gross Profit. Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment and allocated other expenses. Cost of service revenues consists primarily of personnel costs for providing professional services, fees paid to third-party providers of professional services and third-party software vendors, personnel costs for telephone support and maintenance and allocated other expenses. Gross profit increased 48% to $36.5 million in 2001 from $24.6 million in 2000. Gross margin increased to 60% in 2001 from 57.5% in 2000. Gross profit on product revenues increased 60% to $32.8 million in 2001 from $20.4 million in 2000. Gross margin on product revenues increased to 61.2% in 2001 from 58.1% in 2000. Gross profit on service revenues decreased 12% to $3.7 million in 2001 from $4.2 million in 2000. Gross margin on service revenues decreased to 50.6% in 2001 from 54.7% in 2000. The change in the gross profit was predominantly due to the mixture of projects reflected by our revenues.

Research and Development Expenses, Net. Gross research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs. Gross research and development expenditures increased 38.8% to $7.8 million in 2001, from $5.6 million in 2000 and were offset by $1.554 million in grants recognized in 2001 compared to an offset of $936,000 for grants recognized in 2000. As a result, research and development expenses, net (and after capitalization of our investments in the development of our new platform), increased 33.4% to $6.3 million, or 10.3% of total revenues, in 2001 from $4.7 million, or 11% of total revenues, in 2000. This increase was primarily due to costs associated with increased personnel, equipment, facilities and support.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses, increased 44.4% to $12.2 million, or 20% of total revenues, in 2001 from $8.5 million, or 19.7% of total revenues, in 2000. This increase was primarily due to the expansion of our sales and marketing organization in the United States and in Europe, as well as increased expenses for trade shows and other marketing programs.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance and professional services expenses. General and administrative expenses increased 41.2% to $5.2 million, or 8.6% of total revenues in 2001 from $3.7 million, or 8.7% of total revenues, in 2000. This increase was primarily due to increased hiring, facilities costs and associated expenses necessary to manage and support our growth.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents and short-term investments. We recognized financial income of $2.365 million in 2001 compared to financial income of $2.578 million in 2000.

Research and Development

We conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants from the Office of the Chief Scientist, the BIRD Foundation and the European Union. The Chief Scientist and the European Union provided grants of approximately $936,000 for the year ended December 31, 2000, $1.6 million for the year ended December 31, 2001 and $1.4 million for the year ended December 31, 2002.Of our total research and development expenses, these grants accounted for 16.6% in 2000 20% in 2001 and 14.6% in 2002. Under Israeli law, royalties on the revenues derived from sales of products and services developed using grants from the Chief Scientist are payable to the Israeli government, generally at the rate of 3% to 5%.

The maximum aggregate royalties payable generally cannot exceed 100% of the U.S. dollar-linked value of the total grants received. Royalties payable with respect to grants received under programs approved after January 1, 1999, however, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on such technology in Israel, prohibitions on the transfer of intellectual property rights without the consent of the Chief Scientist, or requirements that we share intellectual property rights that are the subject of such grants. If the Chief Scientist consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture.

These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Israeli government on sales of our products and related services for the foreseeable future. We paid or accrued to the Israeli government approximately $18,000 for the year endedDecember 31, 2000, $347,000 for the year ended December 31, 2001 and $258,000 for the year ended December 31, 2002. From time to time, provisions of Israeli law relating to the terms of the Chief Scientist participations have been amended and may be further amended in the future. The Chief Scientist budget has been subject to reductions and such reductions may affect the availability of funds for Chief Scientist participations in the future. We have also received royalty-bearing grants from the BIRD Foundation to be repaid at the rate of 3% to 5% of sales of products developed as a result of the research projects funded by the BIRD Foundation until a maximum of 150% of the U.S. dollar amount we received, linked to the United States consumer price index, is repaid. These royalty-bearing grants received for research and development are offset against our gross research and development expenditures. We paid or accrued to the BIRD Foundation approximately $11,000 for the year ended December 31, 2000, $10,000 for the year ended December 31, 2001 and $36,000 for the year ended December 31, 2002. We have not received grants from the BIRD Foundation in the last six years.

In addition, we received grants of approximately $323,000 in 2001 and $687,000 in 2002 from the Chief Scientist as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these grants, nor are we required to pay any royalties in respect thereof.

We received grants of approximately $192,000 in 2001 and $62,000 in 2002 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We are not required to repay these grants, nor are we required to pay any royalties in respect thereof.

Marketing Grants

The Marketing Fund provides grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys, up to a maximum rate of 33% of such expenses, not to exceed $1.2 million annually. We did not apply for any grants from the Marketing Fund in 2000, 2001 or 2002. In 1999, we received grants from the Marketing Fund totaling approximately $180,000, and were required to pay royalties in connection with such grants at a rate of 4% of the increase in sales outside of Israel up to the total U.S. dollar-linked amount of such grants, plus interest at an annual rate of LIBOR. Marketing Fund grants are currently awarded only to companies whose annual exports in the year preceding the application did not exceed $15 million. As of December 31, 2002, we have no further liability to the Israeli government in respect of grants received from the Marketing Fund.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of our last eight quarters and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our audited consolidated financial statements included elsewhere in this prospectus and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarters Ended
	Mar.31, 2001	June 31, 2001	Sept.30, 2001	Dec.31, 2001	Mar.31, 2002	June 31, 2002	Sept.30 2002	Dec. 31 2002

Revenues:
Products	$11,599	$12,809	$14,144	$14,995	$15,918	$16,400	7,232	7,471
Services	1,471	1,767	1,905	2,136	2,268	2,816	3,019	3,217

Total revenues	13,070	14,576	16,049	17,131	18,186	19,216	10,251	10,688
Cost of revenues:
Products	4,681	5,129	5,484	5,480	5,814	5,774	7,485	8,325
Services	713	839	976	1,071	1,120	1,381	1,492	1,682

Total cost of	5,394	5,968	6,460	6,551	6,934	7,155	8,977	10,007
revenues

Gross profit	7,676	8,608	9,589	10,580	11,252	12,061	1,274	681

Operating expenses:

Research and
development, net	1,416	1,515	1,660	1,690	1,759	1,880	1,943	2,376
Selling and
marketing	2,614	2,835	3,255	3,502	3,563	4,070	4,333	5,759
General and
administrative	1,087	1,193	1,351	1,605	1,639	1,682	1,806	1,853

Allowance for doubtful
accounts	-	-	-	-	-	-	-	7,456

Total operating
expenses	5,117	5,543	6,266	6,797	6,961	7,632	8,082	17,444

Operating Income (loss)	2,559	3,065	3,323	3,783	4,291	4,429	(6,808)	(16,763)
Financial income,net	675	563	639	488	409	1,045	698	1,260

Income (loss)before	3,234	3,628	3,962	4,271	4,700	5,474	(6,110)	(15,503)
income taxes
Income taxes	220	304	226	250	320	389	(50)	(1,244)

Net income (loss)	$3,014	$3,324	$3,736	$4,021	$4,380	$5,085	$(6,060)	$(14,259)

Basic (loss) net	$0.26	$0.29	$0.33	$0.34	$0.37	$0.43	$(0.51)	$(1.20)

earnings per share

Diluted net earnings	$0.26	$0.28	$0.32	$0.34	$0.36	$0.42	$(0.51)	$(1.20)
(loss) per share

	Quarters Ended
	Mar.31, 2001	June 31, 2001	Sept.30, 2001	Dec.31, 2001	Mar. 31 2002	June 31 2002	Sept.30 2002	Dec 31 2002

Revenues:
Products	88.7%	87.9%	88.1%	87.5%	87.5%	85.3%	70.5%	69.9%
Services	11.3	12.1	11.9	12.5	12.5	14.7	29.5	30.1

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Products	40.4	40.0	38.8	36.5	36.5	35.2	103.5	111.4
Services	48.5	47.5	51.2	50.1	49.4	49.0	49.4	52.3

Total cost of revenues	41.3	40.9	40.3	38.2	38.1	37.2	87.6	93.6

Gross profit	58.7	59.1	59.7	61.8	61.9	62.8	12.4	6.4

Operating expenses:

Research and	10.8	10.4	10.3	9.9	9.7	9.8	19.0	22.2
development, net
Selling and marketing	20.0	19.4	20.3	20.4	19.6	21.2	42.3	53.9

General and administrative	8.3	8.2	8.4	9.4	9.0	8.8	17.6	17.3

Provision for doubtful	0.0	0.0	0.0	0.0	0.0	0.0	0.0	69.8
accounts

Total operating expenses	39.2	38.0	39.0	39.7	38.3	39.7	78.8	163.2

Operating Income (loss)	19.6	21.0	20.7	22.1	23.6	23.0	(66.4)	(156.8)

Financial income, net	5.2	3.9	4.0	2.8	2.2	5.4	6.8	11.8

Income(loss) before	24.7	24.9	24.7	24.9	25.8	28.5	(59.6)	145.1
Income taxes
Income Taxes	1.7	2.1	1.4	1.5	1.8	2.0	(0.5)	(11.6)

Net income (loss)	29.1%	22.8%	29.3%	23.5%	24.1%	26.5%	(59.1)%	(133.4)%

B.	Liquidity and Capital Resources

We had cash and cash equivalents of $48.09 million, $54.486 million and $49.91million for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

Our operating activities provided cash of $1.9 million, $16.3 million and $5.5 million for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively. We had no cash from financing activities in 2002. We had cash from financing activities of $3.6 million and $35.5 million in 2001 and 2000, respectively, primarily due to our public offerings and the exercise of options under our employee share option plans.

Our capital expenditures were $3.9 million in 2002, $5 million in 2001 and $4 million in 2000. Our capital investments for improvements of leased premises was $1.3 million in 2001 and $0.3million in 2002. We also invested $2.7 million in 2000, $6.6 million in 2001and $2 million in 2002 in the development of our new platform, which investments were capitalized in our financial statements.

In 2001 we invested $4.1 million in Axarte, Ltd. in the form of a six-year convertible debenture with a call option, granted by the shareholders of Axarte, entitling us to acquire all of the equity interests in Axarte for nominal value at any time prior to December 31, 2006. Following our original investment in Axarte, we provided additional loans to Axarte in exchange for convertible debentures in the aggregate amount of approximately $1.5 million. On December 31, 2001, we exercised our call option to purchase 100% of the issued and outstanding share capital of Axarte and we decided to consolidate Axarte’s operations with our other operations effective as of January 31, 2001.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

The following table presents information on our short-term and long-term contractual obligations.

Payments Due By Period

(US$ million)

Contractual Obligations	Total	2003	2004	2005	2006	2007
Operating leases	6.212	1.629	1.629	1.374	1.099	0.481

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A — Operating Results – Research and Development.”

Management believes our cash and cash equivalents reserve, as well as cash flow from 2003 operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the year.

Corporate Tax Rate

Our consolidated effective tax rate was 6.6% in 2000, 6.6% in 2001 and 5.1% in 2002. Our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959, pursuant to which we have elected to forego certain Israeli government grants in return for an alternate package of tax benefits. We have derived, and expect to continue to derive, a portion of our income from approved enterprise investments. Under the approved enterprise program, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investments. We are also entitled to certain tax exemptions in connection with our approved enterprise investments. Due to the expiration of certain of the tax benefits and exceptions discussed above and a decrease in the impact of the remaining benefits, our effective tax rate was supposed to increase to 17% in 2003, but since we incurred losses in this year, we were not required to pay taxes. We base this expectation upon various factors including our assumptions regarding our growth, and none of our assumptions may prove to be correct.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

The dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is offset by the devaluation of the NIS in relation to the U.S. dollar. Inflation in Israel will cause contracts under which we are to receive payment in dollars or dollar-linked NIS, while incurring expenses in NIS linked to the Israeli consumer price index, to be less profitable, unless such inflation is offset by a devaluation of the NIS.

Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses.

In recent years, until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar and we experienced increases in the dollar cost of our operations in Israel. For example, the rate of inflation in Israel was 10.6% in 1996, while the devaluation of the NIS against the dollar was 3.7% in 1996. This trend was partially reversed beginning in 1997, as the rate of inflation was 7.0% in 1997, 8.6% in 1998, 1.3% in 1999, 0% in 2000, 1.4% in 2001 and 6.5% in 2002, while the rate of devaluation was 8.8% in 1997, 17.6% in 1998, (0.2)% in 1999, (2.7)% in 2000, 9.3% in 2001 and 7.3% in 2002.

Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.

We believe that inflation in Israel and exchange rate fluctuations between the NIS and the dollar have not had a material effect on our results of operations.

Market Risk

For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Grants from the Office of the Chief Scientist

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, a research and development program that meets specified criteria is eligible for grants of up to 50% of the program’s expenses. The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. The recipient of the grants is required to return the grants by the payment of royalties on the sale of products developed using the grants. Current regulations promulgated under the law provide for the payment of royalties to the Office of the Chief Scientist ranging from 3% to 5% on the sale of products developed using such grants until 100% of the grant is repaid. Grants received under programs approved after January 1, 1999 accrue interest at an annual rate of 12-month LIBOR applicable to dollar deposits. Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is no further liability for payment. In the case of unsuccessful development of a product following Office of the Chief Scientist participation, or if the product does not generate any revenues, we would not be obligated to repay the grants we received for the product’s development.

The terms of grants under the law require that we manufacture in Israel the products developed with these grants. Approval is not required for the export of any products resulting from such research or development. Under the regulations promulgated under the law, we or another entity may manufacture any such product outside Israel only if prior approval is received from the Office of the Chief Scientist. Ordinarily, as a condition to obtaining such approval, we would be required to pay increased royalties. If the manufacturing is performed by us, the increased royalties would ordinarily be one percentage point above the otherwise applicable royalty rate. If the manufacturing is performed by an entity other than us, the rate would depend on the amount of manufacturing performed outside of Israel and the size of the grants in relation to the investments made by us in the project. The total amount to be repaid to the Office of the Chief Scientist would also be adjusted to between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. We may not transfer the technology developed pursuant to the terms of these grants to third parties without the prior approval of a governmental committee. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

We recorded a grant participation from the Office of the Chief Scientist and the European Union totaling $936,000 in 2000, $1.6 million in 2001 and $1.4 million in 2002. Of our total research and development expenses, these grants accounted for 16.6% in 2000, 20% in 2001 and 14.6% in 2002. Under Israeli law, royalties on revenues derived from sales of products and services developed using grants from the Chief Scientist are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years, and 5% in or after the seventh year. As of December 31, 2002, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $ 3 million.

The funds available for Office of the Chief Scientist grants were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

In November 2002, the Israeli parliament approved an amendment to the Research and Development Law. The amendment became effective on April 1, 2003.

As opposed to the Research and Development Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the Research and Development Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel. This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the Research and Development Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the Research and Development Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development. The Research and Development Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested by us in the future.

The amendment to the Research and Development Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer. An “interested party” of a company includes its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a holder of 25% or more of the company’s outstanding equity or voting rights.

The proposed amendment to the Research and Development Law that would have allowed in certain circumstances the transfer of the ownership of the technology developed with the funding of the Office of the Chief Scientist to third parties outside of Israel was not approved at this time.

C.	Research and Development, Patents and Licenses

Our research and development efforts are focused on developing new products to meet the evolving needs of communications service providers and equipment vendors and on improving existing products by incorporating new features, interfaces and technologies. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

We currently employ 160 full-time employees in research and development. Gross research and development expenses were approximately $5.6 million, or 13.2% of our revenues, for the year ended December 31, 2000. Gross research and development expenses were approximately $7.8 million, or 13% of our revenues, for the year ended December 31, 2001. Gross research and development expenses were approximately $9.3 million, or 16% of our revenues, for the year ended December 31, 2002. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.” We anticipate that we will commit increasing amounts to research and development in future periods.

As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist. Approval is not required for the export of any products resulting from the research and development based on these grants. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see “Item 5B –Liquidity and Capital Resources– Grants from the Office of the Chief Scientist.”

D.	Trend Information

The deterioration of the global economy in general and economic uncertainty in the communications industry in particular has resulted in a decline of capital investment by communications service providers, and in the communications industry in particular, has significantly reduced spending by communications service providers since late 2000. Many new and small communications service providers have failed and existing communications service providers have been reducing or delaying expenditures on new equipment and applications. The attacks of September 11, 2001, caused a further decline in the global economy. As a result, many companies, including current and potential customers of ours, have indicated that they plan to postpone or decrease further capital investment. We believe that this slow-down in communications-related spending will continue.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and officers are as follows:

Name	Age	Position
Shlomo Eisenberg	54	Chairman of the Board
Meir Lipshes	57	Director and Chief Executive Officer
Ron Al-Dor	43	President
Israel Ofer	49	Chief Financial Officer
Norman Tutnauer	44	Vice President of Sales
Avichai Levy	39	Vice President of Marketing
Rami Doron	46	Vice President of Development and Operations
Gadi Komet	43	Vice President of Products Group
David Azaria	64	Director
Meir Dvir	73	Director
Zeev Refuah	61	Director

Shlomo Eisenberg, has served as Chairman of our board of directors since our inception in September 1992. Since 1990, Mr. Eisenberg has served as Chairman of the board of directors of Team Computers and Systems Ltd., the parent company of our major shareholder, Team Software Industries Ltd. and Team Computer’s various subsidiaries. Since 1994, Mr. Eisenberg has served as Chairman of the board of directors of Team Software. Since 1988, Mr. Eisenberg has served as Chairman of the board of directors of Arad, a Tel Aviv Stock Exchange-listed company which, directly and indirectly, owns 54.8% of Team Computers. Mr. Eisenberg is a shareholder of Team Computers and a member of the controlling group of shareholders of Arad. Since May 1989, Mr. Eisenberg has been the Chairman and Chief Executive Officer of Isras Investment Company, Ltd. Mr. Eisenberg received a Masters of Science degree in mathematics from the Hebrew University, Jerusalem. In November 1997, a motion for certification of a class action was filed against Mr. Eisenberg, Arad and the other directors of Arad in the Tel Aviv District Court. The class action alleged that the defendants, including Mr. Eisenberg, had, among other things, wrongfully obtained the approval by Arad’s shareholders of a transaction in which Arad acquired shares of Isras from Mr. Eisenberg and two other controlling shareholders of Arad which was financed through a rights offering. On February 24, 1999, all of the defendants, except Mr. Eisenberg, signed a settlement agreement with respect to this action without admitting any of the charges. With respect to Mr. Eisenberg, he was given a specific period of time following the resolution of the criminal proceedings described below to joint the settlement agreement. Following an investigation by the Israel Securities Authority of certain aspects of the above-mentioned matter, an indictment was filed against Mr. Eisenberg and other accused persons in the Tel Aviv District Court alleging, among other things, that Mr. Eisenberg and other accused persons have failed to disclose to the Arad public shareholders and in the rights offering prospectus, the circumstances surrounding the sale of certain Arad shares by Mr. Eisenberg to third parties, including certain understandings that the parties to that transaction have allegedly reached. The indictment alleges that the purpose of that transaction was to fraudulently obtain the shareholders’ consent required under Israeli law for the acquisition by Arad of the Isras shares from Arad’s related parties. The charges include violations of Israel’s Securities Law (including making a misleading statement in a prospectus) and Penal Law. Mr. Eisenberg pled not guilty to the charges. The trial has been completed and the judge’s verdict is awaited. Under current Israeli law, if Mr. Eisenberg is convicted of certain of the alleged criminal offenses, he would be disqualified to serve as a director of a public company, including ours, unless permitted so to serve by a court order.

Meir Lipshes, one of our directors and our Chief Executive Officer, has served on our board of directors since it commenced independent operations in September 1992 and was appointed Chief Executive Officer in January 1996. Mr. Lipshes was one of the founders and is a current shareholder of Team, our principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

Ron Al-Dor was appointed our President in August 1996 after serving as Vice President from September 1992 to November 1995, and Co-President from November 1995 until August 1996. From February 1988 until September 1992, Mr. Al-Dor was Manager of Software Development of Telecommunications Projects at Team. During his service in the Israeli Air Force, Mr. Al-Dor worked on projects relating to computerization in aircrafts. Mr. Al-Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Israel Ofer, Chief Financial Officer, joined us in September 1996. From 1984 to September 1996, Mr. Ofer was the Chief Financial Officer and Comptroller of TAT Technologies, a group of high-technology companies based in Israel and traded on Nasdaq and the Tel Aviv Stock Exchange. From 1982 to 1984, Mr. Ofer worked as Accounting Supervisor and Administrative Manager at Amcor Ltd., an Israeli appliance manufacturer. He was previously an accountant at Maadanot and an inspector at the Israeli Income Tax Authority. Mr. Ofer earned a Bachelor of Arts degree in Finance and Accountancy from Tel Aviv University. He is a certified public accountant in Israel.

Norman (Nahum) Tutnauer, appointed Vice President of Sales in May 1996, served as Director of Sales and Marketing from June 1994 until April 1996 and as an Account Manager from September 1992 until May 1994. From October 1988 until September 1992, Mr. Tutnauer was a project manager for network management solutions at Team. Before joining Team, he served as a project manager for advanced electronic intelligence systems for the Israeli Air Force, where he also served as a transport pilot. Mr. Tutnauer is a graduate of the military computer college of the Israel Defense Forces.

Avichai Levy, Vice President of Marketing, joined us in 1992. In 1990 and 1991, he worked as a systems engineer and project manager at Eldor Computers, a large Israeli computer company. He also served as a consultant to the Israeli Ministry of Defense for the specification of software and communication systems, and as a project manager for a real-time management and control system for the Israeli Air Force. Mr. Levy received a Bachelor of Science degree in mathematics and computer science and a Master of Science in management of information systems from Tel Aviv University, Israel.

Rami Doron, Vice President of Development and Operations, joined us in 1995. Prior to joining us, he was manager of the software division at Team for three years, specializing in relational databases and operating systems. From 1995 to 1992, Mr. Doron was a software and service engineer at Team. He was previously employed at Israel Aircraft Industries Ltd. from 1984 to 1985 as a software engineer. Mr. Doron studied software engineering at Hadassah College, Jerusalem. He continued his education in management at Bar Ilan University, Israel.

Gadi Komet, Vice President of Products Group since March 2003. Prior to March 2003, he served as Assistant Vice President of NetCAP Products from October 2001 through February 2003. Mr. Komet served as department manager of products development from December 2000 to September 2001, and as a department manager of projects from November 1999 to November 2000. He was previously employed at Elbit Systems from February 1989 to October 1999, in the following capacities: one year as a programmer, two years as a team leader, three years as a software development group manager and four years as a program manager for advanced command and control systems for various customers. Mr. Komet is a graduate of the computer engineering faculty of the Technion in Haifa, Israel. Mr. Komet is a Lieutenant Colonel (Res.) in the Israel Defense Forces.

David Azaria became a director in 1998. Mr. Azaria served on the board of directors of YAANA Systems Ltd., a publicly-held Israeli software company, from 1993 to 1998. Mr. Azaria was Chief Executive Officer of YAANA from 1968 to 1993, Chairman of the Board of Directors of YAANA from 1973 to 1998, and Chief Executive Officer and Chief Financial Officer of Ye’ul Data Processing Cooperative from 1963 to 1998. Mr. Azaria was the founder of the Israel Defense Forces Main Computation Center. He received a Bachelor of Science degree in statistics and sociology from the Hebrew University, Israel.

Meir Dvir became a director in 1997. Since 1999, Mr. Dvir has served as a director of Bank Leumi B.M. and Israel Military Industries. Since 1998, Mr. Dvir has served as a director of Intergamma Ltd. Since 1996, Mr. Dvir has served as a director of TAT Technologies. Since 1994, Mr. Dvir has served as President of Dea Shnia Ltd., a consulting company. Mr. Dvir additionally has held the following positions, among others: Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology and defense company from 1984 to 1985, and President of Elta, a subsidiary of Israeli Aircraft Industries, from 1998, to 1983. Mr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

Zeev Refuah became a director in 1999. Mr. Refuah has been Chief Executive Officer of Haft Refuah Ltd. Financial and Business Consultants since 1991. Mr. Refuah additionally has held the following positions, among others: Manager of the Government Companies Authority of the Ministry of the Treasury from 1985 to 1991, Founder, Chief Executive Officer and Chairman of the board of directors of Nikuv Computers (Israel) Ltd. from 1964 to 1985. Mr. Refuah also serves on the management committees of various kibbutzim in Israel and on the board of directors of Dirom – Building Investments and Development Company Ltd. In the past, Mr. Refuah served on the board of directors of various government companies and publicly-traded companies. Mr. Refuah holds a L.L.B. from the Tel Aviv University School of Law, Israel.

B.	Compensation

Our directors, other than Shlomo Eisenberg and Meir Lipshes, receive annual compensation of approximately $7,900 each and in addition approximately $300 per board meeting or per board committee meeting in which they participate, and approximately $150 per such meeting by telephone in which they participate. During 2002 we paid our directors, other than Shlomo Eisenberg and Meir Lipshes, the aggregate amount of approximately $30,272.

We undertook to pay monthly management fees of NIS 30,000 to Shlomo Eisenberg, and NIS 60,000 to Meir Lipshes. These amounts are linked to the Israeli Consumer Price Index and are updated every month according to this Index. As of December 31, 2002, we paid monthly management fees of NIS 32,492 ($6,859 according to the exchange rate prevailing on December 31, 2002) to Shlomo Eisenberg, and NIS 64,984 ($13,718 according to the exchange rate prevailing on December 31, 2002) to Meir Lipshes.

Total compensation paid to our directors, other than our external directors, during 2002 was $443,895, out of which $166,480 was in respect of amounts accrued during 2001. In 2003 we will pay approximately $63,331 in respect of amounts accrued during 2002. The total amount of the compensation paid during 2002 of $443,895 includes pension, bonuses, retirement and similar benefits. This amount also includes a bonus paid in 2002 to Meir Lipshes of NIS 300,000 in respect of his performance during 2001, and a bonus paid in 2002 to Shlomo Eisenberg of NIS 150,000 in respect of his performance during 2001.

Our employment agreements with our executive officers located in Israel, including those that are also members of our board of directors, provide for standard Israeli benefits, which are managers' insurance and educational fund payments. We make payments in this context as follows: pension - 5.0% of gross salary; severance pay - 8.33% of gross salary; loss of earning capacity - up to 2.5% of gross salary; and educational fund - 7.5% of gross salary. With respect to some of our employees, such payments are made based on 75-85% of their gross salary.

Total compensation during 2002 to the members of senior management included in the table at the beginning of this "Item 6A - Directors, Senior Management and Employees", but who are not directors, amounted to approximately $1.3 million. This amount includes special bonuses, pension, retirement and similar benefits amounting to approximately $663,605.

In November 2001, these members of senior management, other than Shlomo Eisenberg and Meir Lipshes, were granted options to purchase a total of up to 46,666 ordinary shares for an exercise price of either $19 or $30 each. These options vest over 2 years. The expiration date of these options is November 9, 2005.

In October 1999, our board of directors authorized the grant to Shlomo Eisenberg of options to purchase 18,000 Ordinary Shares at an exercise price of $10.50 per share, and 18,000 Ordinary Shares at an exercise price of $12.875 per share, and the grant to Meir Lipshes of options to purchase 24,000 Ordinary Shares at an exercise price of $10.50 per share and 24,000 Ordinary Shares at an exercise price of $12.875 per share. These options are currently fully exercisable.

In January 2000, our board of directors authorized the grant to Shlomo Eisenberg of options to purchase up to an additional 9,000 Ordinary Shares and to Meir Lipshes options to purchase up to an additional 12,000 Ordinary Shares. The exercise price of these options is $20.25 per share. These options are currently fully exercisable. Of the above options, 30,000 have been exercised by Shlomo Eisenberg, and 40,000 have been exercised by Meir Lipshes. Out of Shlomo Eisenberg's remaining options, 12,000 expire on October 28, 2004 and 3,000 expire on January 31, 2005. Out of Meir Lipshes' remaining options, 16,000 expire on October 28, 2004, and 4,000 expire on January 31, 2005. These option grants were approved by our shareholders in October 2000.

In November 2001, our board of directors authorized the grant of options to purchase up to an additional 15,000 Ordinary Shares to Shlomo Eisenberg, and options to purchase up to an additional 20,000 Ordinary Shares to Meir Lipshes. These options vest over 2 years. These options expire on November 9, 2005. Out of the 15,000 options granted to Shlomo Eisenberg, 12,000 options have an exercise price of $19.00 per share, and 3,000 options have an exercise price of $30.00 per share. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. Of these options, 10,000 of Mr. Eisenberg's options are currently exercisable or will become exercisable within 60 days, and 13,334 of Mr. Lipshes' options are currently exercisable or will become exercisable within 60 days. These option grants were approved by our shareholders in October 2002.

C.	Board Practices.

Our articles of association provide for a board of directors of not less than three and not more than seven members. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who hold office for three-year terms. Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and executive officers.

Alternate Directors

Our articles of association provide that any director may appoint, by written notice to the Company, any individual, whether or not such person is then a member of the board of directors, to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director's term. To our knowledge, no director currently intends to appoint any person as an alternate director, except If the director is unable to attend a meeting of the board of directors.

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding the date of appointment, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

o	an employment relationship;

o	business or professional relationship maintained on a regular basis;

o	control; and

o	service as an office holder.

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.
External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

o	the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election; or

o	the total number of shares of non-controlling shareholders that voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company’s board of directors will be required to include at least one external director. Pursuant to the provisions of the Companies Law, we elected two external directors, David Azaria and Zeev Refuah.

An external director is entitled to compensation as shall be provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

o	the chairman of the board of directors;

o	any director who is employed by the company or provides services to the company on a regular basis; and

o	a controlling shareholder or its relative.

The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants and suggest appropriate course of action. In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties.

An interested party is defined in the Companies Law as a shareholder who holds 5% or more of a company’s issued share capital voting rights, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager.

An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.

The members of our audit committee are Meir Dvir, David Azaria and Zeev Refuah.

Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company, but may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor in accordance with the requirements of the new Companies Law is Yardeni Gelfand & Co. C.P.A (ISR).

We have agreed to indemnify our office holders to the fullest extent permitted under Israeli law. We have obtained directors and officers liability insurance for the benefit of our office holders.

D.	Employees

We currently employ 595 full-time employees, including 434 in research and development and project integration, 95 in sales and marketing and 66 in finance and administration. Competition for technical personnel in the communications and computer industry is intense. Although we believe we have been able to attract talented development and other support personnel, there is a large demand for highly qualified technical personnel in Israel and competition is intense.

None of our employees are represented by a labor union and we have not experienced a work stoppage. We believe our relationship with our employees is good and that our future success will depend on a continuing ability to hire, assimilate and retain qualified employees.

Certain provisions of the collective bargaining agreements between the Histadrut, General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums.

Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by manager's insurance described below, upon the retirement or death of an employee or termination of employment without cause as defined in the law. These payments amount to approximately 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Although not legally required, we regularly contribute to a managers' insurance fund on behalf of our employees. This fund provides employees with a lump sum payment upon retirement or severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the managers' insurance plan contributes an amount equal to 5.0% of such employee's salary and the employer contributes an average of approximately 6.1% of such salary.

E.	Share Ownership

None of our directors or members of senior management hold, individually, 1% or more of our ordinary shares or options to purchase our ordinary shares.

As of March 14, 2003, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and Systems Ltd. owned 5,962,550 of our ordinary shares. As of March 14, 2003, Shlomo Eisenberg, Chairman of our board of directors, owned approximately 15.6% of Team Computers directly; Arad Investments and Industrial Development Ltd., of which Mr. Eisenberg is a member of the controlling group of shareholders and Chairman of Arad's board of directors, owned approximately 54.8% of Team Computers' shares. As of March 14, 2003, Meir Lipshes, a member of our board of directors and our Chief Executive Officer, owned approximately 8% of Team Computers' shares. Shlomo Eisenberg and Meir Lipshes are members of our board of directors and of the board of directors of Team Software and Team Computers, and therefore, may be deemed to beneficially own the ordinary shares owned by Team Software in us. Messrs. Eisenberg and Lipshes disclaim any beneficial interest in the ordinary shares owned by Team Software in us.

Options to Purchase Our Ordinary Shares

In 1995, 1996, 1999, 2000 and 2001our board of directors adopted employee share option plans. We have reserved 2,325,515 ordinary shares for issuance upon the exercise of options granted and to be granted to certain of our directors and key employees under our employee share option plans. Our board of directors is empowered, among other things, to designate the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or a committee of our board of directors, the options will vest over a four-year period, and will be non-assignable except by the laws of descent. Under the share option plans, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

Under our employee share option plans, as of March 25, 2003, we had granted options to purchase an aggregate of 2,211,543 ordinary shares to certain of our employees and directors, at exercise prices ranging from $0.66 to $30 per ordinary share. As of March 25, 2003, 1,572,608 of such options had been exercised, 26,509 of these options were forfeited and 612,426 of these options remain outstanding. As of March 25, 2003, options to purchase 506,981 of such shares were exercisable, and 140,481 options remained available for grant pursuant to the share option plans. The following table sets forth the dates of expiration for the options granted under the share option plans and not yet exercised, excluding options granted to Shlomo Eisenberg and Meir Lipshes:

Number of Options	Expiration Date

2,500	November 13, 2004
7,000	April 13, 2003
80,413	October 28, 2003
97,000	October 28, 2004
96,846	January 31, 2004
54,333	January 31, 2005
25,667	April 5, 2005
53,333	November 9, 2005
75,000	November 30, 2005
12,833	April 5, 2006
37,500	November 30, 2006

Total:542,425

In October 1999, our board of directors authorized the grant to Shlomo Eisenberg of options to purchase 18,000 Ordinary Shares at an exercise price of $10.50 per share, and 18,000 Ordinary Shares at an exercise price of $12.875 per share, and the grant to Meir Lipshes of options to purchase 24,000 Ordinary Shares at an exercise price of $10.50 per share and 24,000 Ordinary Shares at an exercise price of $12.875 per share. These options are currently fully exercisable.

In January 2000, our board of directors authorized the grant to Shlomo Eisenberg of options to purchase up to an additional 9,000 Ordinary Shares and to Meir Lipshes options to purchase up to an additional 12,000 Ordinary Shares. The exercise price of these options is $20.25 per share. These options are currently fully exercisable. Of the above options, 30,000 have been exercised by Shlomo Eisenberg, and 40,000 have been exercised by Meir Lipshes. Out of Shlomo Eisenberg’s remaining options, 12,000 expire on October 28, 2004 and 3,000 expire on January 31, 2005. Out of Meir Lipshes’ remaining options, 16,000 expire on October 28, 2004, and 4,000 expire on January 31, 2005. These option grants were approved by our shareholders in October 2000.

In November 2001, our board of directors authorized the grant of options to purchase up to an additional 15,000 Ordinary Shares to Shlomo Eisenberg, and options to purchase up to an additional 20,000 Ordinary Shares to Meir Lipshes. These options vest over 2 years. These options expire on November 9, 2005. Out of the 15,000 options granted to Shlomo Eisenberg, 12,000 options have an exercise price of $19.00 per share, and 3,000 options have an exercise price of $30.00 per share. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. Of these options, 10,000 of Mr. Eisenberg’s options are currently exercisable or will become exercisable within 60 days, and 13,334 of Mr. Lipshes’ options are currently exercisable or will become exercisable within 60 days. These option grants were approved by our shareholders in October 2002.

In 2000 we adopted an employee stock purchase plan. During 2001, we issued 11,779 ordinary shares to employees under this plan. This plan is no longer in effect.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Set forth below is information concerning our shareholders that are the beneficial owners of 5% or more of our outstanding ordinary shares as of March 14, 2003.

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares(1)

Team Software Industries Ltd.(2)	5,962,550	50.22%

All directors and executive officers as a group(3)(4)	6,195,607	52.19%

(1)	Based on 11,872,049 ordinary shares outstanding as of March 14, 2003. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2)	Team Software is a wholly-owned subsidiary of Team Computers and Systems Ltd. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. The principal shareholder of Team Computers is Arad Investments and Industrial Development Ltd., an Israeli company, whose shares are publicly traded on the Tel Aviv Stock Exchange, which, as of March 14, 2003, owned approximately 54.8% of Team Computers’ shares. Team Software’s and Team Computers’ address is 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, 49512.

(3)	Includes 5,962,550 ordinary shares owned by Team Software. As of March 14, 2003, Shlomo Eisenberg, Chairman of our board of directors, owned approximately 15.6% of Team Computers’ shares directly; Arad, of which Mr. Eisenberg is a member of the controlling group of shareholders and Chairman of the board of directors, owned approximately 54.8% of Team Computers’ shares; and Meir Lipshes, a member of our board of directors and our Chief Executive Officer, owned approximately 8% of Team Computers’ shares. Shlomo Eisenberg and Meir Lipshes are directors of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software. Messrs. Eisenberg and Lipshes disclaim any beneficial interest in our ordinary shares owned by Team Software.

(4)	Includes 199,956 ordinary shares issuable upon the exercise of currently-exercisable options granted to directors and executive officers under our employee share option plans (of which options to purchase an aggregate of 58,333 ordinary shares are held by Shlomo Eisenberg and Meir Lipshes ), and 28,101 ordinary shares held by Shlomo Eisenberg, as a result of exercise of options.

Our major shareholders do not have different voting rights.

On February 7, 2003, Team Software commenced a tender offer to purchase 650,000 of our Ordinary Shares at the price of $6.00 per share. On March 17, 2003, Team Software accepted 650,000 ordinary shares under the tender offer. Prior to the tender offer, Team Software held 5,312,550 of our ordinary shares, representing 44.75% of our issued and outstanding ordinary shares. Following completion of the tender offer, Team Software holds 5,962,550 of our ordinary shares, representing 50.22% of our issued and outstanding ordinary shares.

As of December 31, 2002, there were approximately 23 record holders of our ordinary shares, of which 17 were record holders with mailing addresses in the United States owning an aggregate of approximately 55% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

Sale of Products; Services

Since the commencement of our operations in 1992, Team Computers has from time to time paid us commissions in respect of the sale by us of certain products represented and sold by Team Computers. This relationship is reflected in an agreement between us and Team Computers dated October 1996. Team Computers generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team Computers from these sales less the cost to Team Computers. We recorded commissions of approximately $974,000 in 2001, and $520,000 in 2002.

In addition, Team Computers provides us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimburse Team Computers for the actual cost of such services. We recorded expenses for such services of $589,000 in 2000, $636,000 in 2001 and $583,000 in 2002. We and Team Computers have agreed to indemnify each other for liabilities resulting from the acts or omissions of their respective employees constituting intellectual property violations. The agreement is automatically renewed for successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days' prior written notice.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Team Computers and Omnitek-Eichut Ltd. ("Omnitek-Eichut"), a subsidiary of Team Computers. We pay Team Computers and Omnitek-Eichut prices for these assets that are no less favorable to us than those we could obtain from unrelated third parties. The payments made by us to Team Computers and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $1.1 million in 2000, and approximately $2.014 million in 2001. We recorded the amount of $884,000 for such asset purchases in 2002.

In addition, Team Computers supplies us with hardware, software related to such hardware and support services for such hardware for our customer projects in accordance with the agreement referred to above. Under the agreement between us and Team Computers, we are required to pay for such hardware, related software and support services when we receive payment from our customers. A disagreement arose between us and Team Computers regarding whether we are required to pay Team Computers for hardware and related software that it supplied to three of our major customers as part of projects for which we receive payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team Computers on this issue, we agreed to pay Team Computers the amount of $1,047,000 in respect of hardware and related software supplied by Team Computers as part of our projects for these customers. When and if we will receive additional payments for these projects, we are required to pay Team Computers an additional payment based on Team Computers' pro rata share of the project. The aggregate additional amount that we may have to pay to Team Computers for all of these projects is $563,000. One of these major customers terminated its agreement with us. Please see the information about this customer set forth below under the heading "Item 8A - Legal Proceedings." We have not yet executed a written agreement reflecting our understanding with Team Computers. This agreement is subject to approvals required by applicable law.

Registration Rights

Team Software has registration rights with respect to an aggregate of 4,625,000 of our ordinary shares. We have agreed that, at the request of Team Software, but on no more than two occasions, we will file a registration statement under the Securities Act of 1933, as amended, for an offering of those shares as to which registration is requested. In addition, if we otherwise propose to register any of our ordinary shares under the Securities Act, we shall include in such registration Team Software's shares, subject to certain limitations. All fees and expenses incurred in connection with any registration will be borne by us, except that Team Software will pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to Team Software's shares.

Leased Facilities

Since February 1998, we have leased our principal facilities in Petach Tikva, Israel from Team Computers pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.3 million during 2001 and $1.3 million during 2002. We exercised our option to extend the lease until August 31, 2007.

Since we became a tenant of Team Computers, Team Computers has performed various internal construction projects on our behalf, adapting our premises to our requirements. These construction projects were performed on a cost only basis. On September 2, 2002, we and Team Computers amended the lease, such that, among other things, the space leased by us was expanded by an additional 2,800 square meters, for a total of approximately 5,830 square meters. The amendment was approved by our shareholders on October 24, 2002.

Compensation to Directors

Options

In October 1999, our board of directors authorized the grant to Shlomo Eisenberg of options to purchase 18,000 ordinary shares at an exercise price of $10.50 per share, and 18,000 ordinary shares at an exercise price of $12.875 per share, and the grant to Meir Lipshes of options to purchase 24,000 ordinary shares at an exercise price of $10.50 per share and 24,000 ordinary shares at an exercise price of $12.875 per share. These options are currently fully exercisable.

In January 2000, our board of directors authorized the grant to Shlomo Eisenberg of options to purchase up to an additional 9,000 ordinary shares and to Meir Lipshes options to purchase up to an additional 12,000 ordinary shares. The exercise price of these options is $20.25 per share. These options are currently fully exercisable. Of the above options, 30,000 have been exercised by Shlomo Eisenberg, and 40,000 have been exercised by Meir Lipshes. Out of Shlomo Eisenberg's remaining options, 12,000 expire on October 28, 2004 and 3,000 expire on January 31, 2005. Out of Meir Lipshes' remaining options, 16,000 expire on October 28, 2004, and 4,000 expire on January 31, 2005. These option grants were approved by our shareholders in October 2000.

In November 2001, our board of directors authorized the grant of options to purchase up to an additional 15,000 ordinary shares to Shlomo Eisenberg, and options to purchase up to an additional 20,000 ordinary shares to Meir Lipshes. These options vest over 2 years. These options expire on November 9, 2005. Out of the 15,000 options granted to Shlomo Eisenberg, 12,000 options have an exercise price of $19.00 per share, and 3,000 options have an exercise price of $30.00 per share. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. Of these options, 10,000 of Mr. Eisenberg's options are currently exercisable or will become exercisable within 60 days, and 13,334 of Mr. Lipshes' options are currently exercisable or will become exercisable within 60 days. These option grants were approved by our shareholders in October 2002.

Management Fees and Bonuses

We undertook to pay monthly management fees of NIS 30,000 to Shlomo Eisenberg, and NIS 60,000 to Meir Lipshes. These amounts are linked to the Israeli Consumer Price Index and are updated every month according to this Index. As of December 31, 2002, we paid monthly management fees of NIS 32,492 ($6,859 according to the exchange rate prevailing on December 31, 2002) to Shlomo Eisenberg, and NIS 64,984 ($13,718 according to the exchange rate prevailing on December 31, 2002) to Meir Lipshes.

During 2001, we paid a bonus to Meir Lipshes of NIS 400,000 ($84,442 according to the exchange rate prevailing on December 31, 2002) in respect of his performance during 2000. The payment of this bonus was approved by our shareholders in October 2000.

During January 2003, we paid a bonus to Meir Lipshes of NIS 300,000 ($63,331 according to the exchange rate prevailing on December 31, 2002) in respect of his performance during 2001, and during November 2002, the Company paid a bonus to Shlomo Eisenberg of NIS 150,000 ($31,666 according to the exchange rate prevailing on December 31, 2002) in respect of his performance during 2001. These bonuses were approved by our shareholders in October 2002.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Legal Proceedings

On November 13, 2002, we received a letter from a major customer notifying us of the termination of its agreement with us dated January 30, 2002, for the supply by us of a Manager of Managers system (“MoM”), and its intention to call the performance bond issued by a bank on our behalf under the agreement. We believe that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

We filed a court application on November 18, 2002, requesting an injunction to prevent the customer from calling the bond. During the hearings on this matter, the customer asserted that it was entitled to terminate the agreement as a result of our failure to deliver specific functionalities of the MoM by the milestone dates set out in the agreement. In response, we asserted that the milestone dates were varied by the agreement of the parties, that we substantially met the revised milestone dates, and to the extent that there was any failure to do so, any delay was caused by the customer.

On January 23, 2003 an order was issued denying our request for an injunction, on a number of grounds, including that our submissions were fact based and related to the merits of the termination and not the procedural validity of the termination or the conformity of the written notice with the requirements of the agreement. For that (and other) reasons, the Judge held that our submissions were not capable of supporting an application to restrain a call on the bond. Thereafter an amount representing the amount of the bond, approximately £1 million, was paid to the customer out of monies previously paid into court as security by us. Under the circumstances, the bond did not need to be (and was not) called by the customer.

Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement. During the course of the hearings regarding our application for an injunction, the customer indicated that it intends to bring a “substantial”counterclaim (which, in the context of the agreement, could run to several millions of British pounds) against us for our alleged failure to complete the supply of the MoM. The customer has of yet provided no details of its grounds for this counterclaim.

Our management believes, in light of the facts surrounding our relationship with this customer, and following consultations with legal counsel, that we have reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. We cannot currently quantify the amount of damages that it would receive if it were to succeed in a lawsuit against the customer, and we cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. We are currently considering our options with respect to the best manner in which to pursue damages from this customer.

We also have an agreement for the supply of a MoM with another customer that is an affiliate of the customer referred to above. Following a dispute that arose between us and the abovementioned customer regarding deliveries and payments stipulated in the agreement, our management has concerns regarding termination of this contract in the event this dispute will not be resolved. We are currently considering the best manner in which to resolve this dispute.

We have recorded “trade and unbilled receivables” in the amount of US$10.3 million as due from these customers. Due to the letter of termination received from the first customer and our management’s concerns about termination by the second customer, as described above, we have classified an amount of US$2.9 million as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in our management’s opinion.

The balance, in the amount of US$7.4 million was recorded as “allowance for doubtful accounts”.

Dividend Policy

Subject to the Companies Law, our board of directors may from time to time declare and cause us to pay, such interim dividend as may appear to the board of directors justified. Our board of directors is to determine the time for payment of dividends and the record date for determining the shareholders entitled to receive dividends.

We have never declared or paid cash dividends on our ordinary shares.

B.	Significant Changes

No significant change has occurred since December 31, 2002, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares have been traded on the Nasdaq National Market under the symbol "TTIL" since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the Nasdaq National Market.

	High	Low

1998:
Full Year	$ 9.18	$ 3.063

1999:
Full Year	$ 23.00	$ 6.875

2000:
Full Year	$ 50.75	$ 14.125

2001:
Full Year	$ 26.84	$ 10.19
First Quarter	21.88	11.75
Second Quarter	19.80	10.63
Third Quarter	20.85	10.19
Fourth Quarter	26.84	11.70

2002:
Full Year	$ 34.50$	4.11
First Quarter	34.50	24.87
Second Quarter	29.03	15.50
Third Quarter	15.46	6.78
Fourth Quarter	7.73	4.11

Most Recent Six Months:
March 2003 (through March 25, 2003)	$ 5.81$	5.04
February 2003	5.25	4.25
January 2003	5.70	4.11
December 2002	5.46	4.29
November 2002	7.73	4.11
October 2002	6.42	4.96

On March 25, 2003, the last reported sale price of our ordinary shares on the Nasdaq National Market was $5.15 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol TTIL.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our memorandum of association and articles of association were amended in October 2000. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

Objects and Purposes

We were first registered by the Israeli Registrar of Companies on February 5, 1990, as a private company. On November 17, 1996, we became a public company.

Section 2 of our memorandum of association attached as an exhibit to this annual report includes a comprehensive list of our objects and purposes of the Company. Among these objects and purposes are the following: to engage in the field of computer software as a software house in the design, development, conversion, manufacturing, marketing, enhancement, sale and manufacture of software; to organize, promote, and establish investment and financial services; to form all kinds of companies; to acquire shares in companies who have a business similar to ours; to purchase or otherwise own assets; and to fulfill any other objects any place in the world.

Directors

According to the our articles of association, our board of directors is to consist of not less than three and not more than seven directors, such number to be determined by a resolution of our shareholders.

Election of Directors

Directors, other than external directors, are elected by our shareholders at our annual general meeting of shareholders, or by our board of directors. In the event that any directors are appointed by our board of directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office under certain circumstances. There is no requirement that a director own any of our shares. Directors may appoint alternate directors in their stead.

Remuneration of Directors

Directors’ remuneration is subject to shareholders approval, except for reimbursement of reasonable expenses incurred in connection with carrying out the directors’ duties.

Powers of the Board of Directors

Our board of directors may resolve to take action by a resolution approved by a vote of at least a majority of the directors present at a meeting in which a quorum is constituted. A quorum at a meeting of our board of directors requires the presence of at least a majority of the directors then in office who are lawfully entitled to participate in the meeting, but in any event, shall not be less than two directors. Our board of directors may elect one director to serve as the Chairman of the board of directors to preside at the meetings of the board of directors, and may also remove such director.

The management of our business is vested in our board of directors, which may exercise all such powers and do all such acts as we are authorized to exercise and do, and are not, by the provisions of our articles of association or by law, required to be exercised or done by our shareholders. Our board of directors may, in its discretion, cause our company to borrow or secure the payment of any sum or sums of money for the purposes of our company, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the our property, both present and future, including its uncalled or called but unpaid capital for the time being.

Dividends

Our board of directors may from time to time declare and cause the payment of dividends as it views justified. Dividends may be paid in assets or shares, debentures, or debentures stock of our company or of other companies. Our board of directors may decide to distribute our profits among our shareholders. Dividends that remain unclaimed after seven years will be forfeited and returned to our company. Unless there are shareholders with special dividend rights, any dividend declared will be distributed among our shareholders in proportion to their respective holdings of our shares for which the dividend is being declared.

Redeemable Shares

Our articles of association allow us to create redeemable shares, but at the present time, we do not have any redeemable shares.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.

The duty of care of an office holder includes a duty to use reasonable means to obtain:

o	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

o	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

o	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

o	refrain from any activity that is competitive with the company;

o	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

o	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors. Under the Companies Law, director’s compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

Conflict of Interest

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Companies Law as the person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

Under Israeli law, an extraordinary transaction is a transaction:

o	other than in the ordinary course of business;

o	otherwise than on market terms; or

o	that is likely to have a material impact on the company's profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

Changing the Rights Attached to Shares

We may only change the rights of shares with the approval of a majority of the holders of that class of shares present and voting at the separate general meeting called for that class of shares. An enlargement of a class of shares is not considered changing the rights of such class of shares.

Shareholders Meetings

We have two types of shareholders meetings: the annual general meetings and extraordinary general meetings. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene an extraordinary general meeting whenever it sees fit, at any place within or outside of the State of Israel.

A quorum in a general meeting consists of two or more holders of ordinary shares, present in person or by proxy, who hold together at least a majority of the voting power of our company. If there is no quorum within an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders will constitute a quorum. Every ordinary share entitles the holder thereof to one vote. A shareholder may only vote the shares for which all calls have been paid up on, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or if the shareholder is a corporate body, by its representative.

Duties of Shareholders

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

o	at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

o	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing his power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

o	a breach of his duty of care to us or to another person;

o	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

o	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity of an office holder against:

o	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; and

o	reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:

o	authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances; and

o	authorizing us to retroactively indemnify an office holder.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

o	a breach by the office holder of his duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

o	any act or omission done with the intent to derive an illegal personal benefit; or

o	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders.

We have obtained director’s and officer’s liability insurance.

Anti-Takeover Provisions; Mergers and Acquisitions

The Companies Law provides for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies.

In addition, provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquiror. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. The Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside Israel. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder’s shares two years following the exchange and on the balance of the shares four years thereafter even if the shareholder has not yet sold the shares.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

C.	Material Contracts

For a description of the agreements we have entered into with Team Computers, please refer to "Item 7B - Related Party Transactions." At the end of 2000, we signed a term sheet for a $4.1 million strategic investment in privately-owned Axarte, Ltd., a U.K.-based developer of network management and operations support system software for the communications industry with a focus on configuration and provisioning. The investment was completed in January 2001. Thereafter, we undertook the management and policy-making of Axarte, designated the members of Axarte's board of directors, and provided additional financing to Axarte in the form of loans in exchange for convertible debentures. The operations of Axarte are consolidated with our other operations in our consolidated financial statements as of January 31, 2001.

We invested in Axarte in order to accelerate our product development in the configuration and provisioning area through the close cooperation of our and Axarte's respective research and development teams, and to strengthen our presence in Europe through joint sales and marketing activities.

Our original investment in Axarte was in the form of a six-year convertible debenture with a call option, granted by the shareholders of Axarte, entitling us to acquire all of the equity interests in Axarte for nominal value at any time prior to December 31, 2006. On December 31, 2001, we exercised our call option, and we now own 100% of Axarte's issued and outstanding shares.

D.	Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E.	Taxation

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

U.S. TAX CONSIDERATIONS REGARDING SHARES ACQUIRED BY U.S. TAXPAYERS

Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a U.S. holder arising from the purchase, ownership and disposition of our ordinary shares. A U.S. holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States or any political subdivision thereof, or (3) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person. This summary is for general information purposes only and does not purport to be a comprehensive description of all of the federal income tax considerations that may be relevant to a decision to purchase ordinary shares. This summary generally considers only U.S. holders that will own ordinary shares as capital assets. Except to the limited extent discussed herein, this summary does not consider the United States tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's particular circumstances. In particular, this discussion does not address the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting stock, U.S. holders holding the ordinary shares as a hedge or as part of a hedging, straddle or conversion transaction, and certain U.S. holders, including, without limitation, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity is not considered, nor is the application of United States federal gift or estate taxes or any aspect of state, local or non-United States tax laws considered. Each prospective investor is advised to consult such person's own tax advisor with respect to the specific United States federal income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings "-Passive Foreign Investment Companies" and "-Foreign Personal Holding Company" below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares on the date the distribution to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. holder, and U.S. holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss.

Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes. Subject to limiting rules set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. One such rule generally limits the amount of allowable foreign tax credits in any year to the amount of regular U.S. tax liability for the year attributable to foreign taxable income. This limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. Also, this limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual's gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder may also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder's reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Disposition of Shares

Except as provided under the passive foreign investment company or foreign personal holding company rules, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

Gain realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, these rules require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Companies

We would be a passive foreign investment company, or PFIC, if:

o	75% or more of our gross income, including the pro rata share of our gross income for any company, United States or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

o	at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

Passive income generally consists of dividends, interest, rents, royalties, annuities, and income from certain commodities transactions and from national principal contracts. Cash is treated as generating passive income.

If we become a PFIC, each U.S. holder who has not elected to treat us as a qualified electing fund (the QEF election), or who has not elected to mark the stock to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when stock of a PFIC is acquired by reason of death from a decedent that is a U.S. holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain is recognized by the decedent. Indirect investments in a PFIC may also be subject to special tax rules.

The PFIC rules above would not apply to a U.S. holder who makes a QEF election for all taxable years that such shareholder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the Internal Revenue Service. Although we have no obligation to do so, we intend to notify U.S. holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. holders to make a QEF election. U.S. holders should consult with their own tax advisers regarding eligibility, manner and advisability of making the QEF election if we are treated as a PFIC.

A U.S. holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We believe that we will not be a PFIC for 2003. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets in which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Foreign Personal Holding Company

Under certain circumstances, the Internal Revenue Code also provides for the current payment of tax by U.S. holders with respect to undistributed income of a foreign corporation in which they own interests. If we or any of our non-U.S. subsidiaries is a foreign personal holding company, or FPHC, for a taxable year, each U.S. holder who sold ordinary shares on the last day of our taxable year or, if earlier, the last day of the year in which a required ownership test is met, is required to include in gross income as a deemed dividend its pro rata portion of our undistributed income even if no cash dividend is actually paid. In such case, the U.S. holder is generally entitled to increase its tax basis in the ordinary shares by the amount of the deemed dividend. In a situation where there is an overlap of income inclusion under both the PFIC and FPHC regimes, the FPHC rules will take precedence. The FPHC rules, however, only apply in cases in which five or fewer U.S. holders own directly, indirectly or constructively 50% or more of the stock of the foreign corporation. Accordingly, we do not expect that the FPHC provisions will apply to ownership of our ordinary shares. In the event, however, that our ownership changes and U.S. holders acquire control of us, these rules would apply.

Backup Withholding

A U.S. holder may be subject to backup withholding at a rate of 31% with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Ordinary Shares

Except as provided below, a taxpayer that is not a U.S. holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, an ordinary share.

A non-U.S. holder may be subject to U.S. federal income or withholding tax on the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. holder, a fixed place of business in the United States; or (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. holders will not be subject to the 31% rate of backup withholding with respect to the payment of dividends on ordinary shares unless payment is made through a paying agent, or office, in the United States. After January 1, 2001, however, if payment is made in the United States or by a U.S. related person, non-U.S. holders will be subject to backup withholding. In general, if a non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption, the non-U.S. holder will not be subject to backup withholding. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

Non-U.S. holders generally will be subject to backup withholding at a rate of 31% on the payment of the proceeds from the disposition of ordinary shares to or through the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker. After January 1, 2001, however, non-U.S. holders will be subject to backup withholding at a rate of 31% with respect to the payment of proceeds from the disposition of ordinary shares effected outside the United States if the broker is a U.S. related person, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

ISRAELI TAXATION

The following discussion represents a summary of certain Israeli tax laws affecting us and our shareholders, including U.S. and other non-Israeli shareholders, for general information only and is not intended to substitute for careful or specific tax planning. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Accordingly, each potential investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following changes, among others:

(i)	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

(ii)	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

(iii)	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and;

(iv)	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

(v)	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 36% of taxable income, such rate having become effective on January 1, 1996, and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures, including depreciation on capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, the company seeking such deduction. Expenditures not so approved or funded, are deductible over a three-year period. However, expenditures made out of proceeds of Government grants are not deductible.

Law for the Encouragement of Capital Investments, 1959

Our facilities currently enjoy approved enterprise status under the Investment Law.

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program.

The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. Under an amendment to the Investments Law that was made within the framework of the Tax Reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel.

Taxable income of a company derived from an approved enterprise is subject to company tax at the rate of 25%, rather than 36% as stated above, for the benefit period, a period of seven years commencing with the year in which the approved enterprise first generated taxable income, limited to twelve years from the year of commencement of production or 14 years from the beginning of the year of approval, whichever is earlier, and, under certain circumstances, as further detailed below, extending to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates.

A company owning an approved enterprise may elect to forego certain government grants extended to approved enterprises in return for an alternative package of tax benefits, which we have done. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate under the Investment Law for the remainder of the benefits period.

For our approved enterprise we have elected the alternative benefits. Accordingly, we have waived grants in exchange for tax exemptions. Therefore, our income derived from our 1992 approved enterprise program is tax exempt for a period of four years, and was and will be subject to a reduced company tax rate of between 10-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following six years. Our income derived from our 1996 approved enterprise program is tax exempt for a period of four years commencing in 1996 and will be subject to a reduced company tax rate of between 10-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following six years. Our income derived from our 1998 approved enterprise program will be tax exempt for a period of two years and will be subject to a reduced company tax rate of between 10-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following eight years. Our income derived from our 2000 approved enterprise program will be tax exempt for a period of two years and will be subject to a reduced company tax rate of between 10-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following eight years. We may apply for additional programs or for extensions of our existing programs. However, there can be no assurance that our application will be approved or that we will receive future benefits. Most of our income has been generated through our approved enterprise.

The Ministry of Finance has announced that it may seek to reduce, or even cancel, some or all of the benefits under the Investment Law.

A company that has elected the alternative benefits and that subsequently pays a dividend out of income derived from the approved enterprises during the tax exemption period will be subject to company tax in respect of the grossed-up equivalent of the amount distributed, including the recipient’s tax thereon, applying the rate which would have been applicable had the company not elected the alternative benefits. This is generally 10% to 25%, depending upon the extent to which non-Israeli shareholders hold our shares. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within a specified period thereafter. This tax must be withheld by us at the source, regardless of whether the dividend is converted into foreign currency. Subject to certain provisions concerning income, under the alternative benefits, all dividends are considered to be attributable to the entire company and their effective tax rate is the result of a weighted combination of the various applicable tax rates. However, we are not obligated to distribute exempt retained profits under the alternative benefits, and we may generally decide from which annual profits to declare dividends.

The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not used this benefit.

Grants and other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Investment Center of the Israeli Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program.

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by us will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the Israel consumer price index linkage adjustment and interest. We believe our approved enterprise operates in substantial compliance with all such conditions and criteria.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, is intended to adjust the corporate tax system to the rate of inflation, i.e., to tax profits on an inflation-adjusted basis.

Under the Inflationary Adjustments Law, results for tax purposes are measured in historical cost terms and are subject to a series of adjustments based on movements in the Israel consumer price index. We are taxed under this law. The discrepancy between the change in (1) the Israel consumer price index and (2) the exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israel consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

(a)	A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis without limit. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b)	Subject to certain limitation, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israel consumer price index.

(c)	Gains on the sale of certain listed securities which are taxed at a reduced rate following the Tax Reform (and which were previously exempt from tax) are taxable at a company tax rate in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Law for the Encouragement of Industry (Taxes), 1969

We currently qualify as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969. According to the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which in any tax year, determined in NIS, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise owned by an Industrial Company and whose major activity in a given tax year is industrial production activity.

The following preferred corporate tax benefits are available to Industrial Companies, including us:

(a)	Deduction of purchases of know-how and patents over an eight-year period for tax purposes.

(b)	An election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies.

(c)	Accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We do not currently exercise the benefits described above. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israel consumer price index between the date of purchase and the date of sale. Prior to the Tax Reform, our ordinary shares held by individuals were generally exempt from Israeli capital gains tax so long as they were listed on the Nasdaq National Market or on a stock exchange recognized by the Israeli Ministry of Finance and we qualified as an Industrial Company.

Pursuant to the Tax Reform, generally capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as our company). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE,. In addition, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the Tax Reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be subject to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

The U.S.-Israel Tax Treaty is in effect for taxable years beginning on or after January 1, 1995. Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty will generally not be subject to the Israeli capital gains tax unless such U.S. resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a U.S. resident who holds, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States will be 25% or 12.5% if such U.S. resident is a company which holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding the date of payment of such dividend. However, under the U.S.-Israel Tax Treaty and the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Since the majority of our revenues are paid in or linked to U.S. dollars, we believe that inflation and fluctuations in the NIS/U.S. dollar exchange rate have no material effect on our revenues. Inflation in Israel and U.S. dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar.

A significant portion of our expenditures are employee compensation-related. Salaries are paid in NIS. Annual salary increases during the first quarter of the year and are adjusted for changes in the Israel consumer price index through annual salary increases during the first quarter of the year and bi-annual partial adjustments. This increases salary expenses in United States dollar terms. The devaluation of the NIS against the U.S. dollar decreases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the Israel consumer price index.

Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset, or are offset on a lagging basis, by a devaluation of the NIS against the U.S. dollar. Prior to 1997, inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar, and as a result, we experienced increases in the U.S. dollar cost of our operations in Israel. The rate of inflation in Israel was 10.6% in 1996. The rate of devaluation in Israel was 3.7% in 1996. This imbalance was reversed when the rate of inflation Israel was 7.0% in 1997 and 8.6% in 1998. The rate of devaluation was 8.8% in 1997 and 17.6% in 1998. In 1999, the rate of inflation was 1.3% and the rate of devaluation was 0.2%. In 2000, the rate of inflation was 1.4% and the rate of devaluation was 2.7%. In 2001, the rate of inflation was 0% and the rate of devaluation was 9.3%. In 2002, the rate of inflation was 6.5% and the rate of devaluation was 7.3%.

A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the U.S. dollar value of our assets, mostly current assets, to the extent of the underlying value of which is NIS-based. Such a devaluation would also have the effect of reducing the dollar amount of any of our liabilities which are payable in NIS, unless such payables are linked to the dollar.

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake hedging transactions if management determines that it is necessary to offset such risks.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification of Rights

Not applicable.

Use of Proceeds

The net proceeds of our initial public offering in 1996 were $11.2 million. The net proceeds of our follow-on offering in 1999 were $7.7 million, and the net proceeds of our follow-on offering in 2000 were $34.9 million. These proceeds were invested in cash, cash equivalents and in short term bank deposits and marketable securities.

Item 15.	CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.

Item 16.	RESERVED

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19.	EXHIBITS

(a)	Financial Statements

1.	Report of Independent Auditors

2.	Consolidated Balance Sheets

3.	Consolidated Statements of Income

4.	Statements of Changes in Shareholders' Equity

5.	Consolidated Statements of Cash Flows

6.	Notes to Consolidated Financial Statements

(b)	Exhibits

Exhibit No	Exhibit
*1.1	Memorandum of Association of Registrant, as amended.
*1.2	Articles of Association of Registrant, as amended.
***4.1	Agreement between the Registrant and Bezeq
*4.2	Investment Agreement - Axarte Ltd.
**10.1	Form of Underwriting Agreement.
***10.2	Specimen Certificate for Ordinary Shares.
****10.3	The Registrant's Share Option Plan, dated January 15, 1995, as amended.
****10.4	The Registrant's Share Option Plan, dated November 15, 1996.
*10.5	The Registrant's 2000 Employee Stock Purchase Plan.
***10.6	Agreement, dated October 9, 1996, between the Registrant and Team.
***10.7	Registration Rights Agreement, dated October 22, 1996, between the
Registrant and TSIL.
***10.8	Share Purchase Agreement, dated October 23, 1996, among the Registrant,
Team and ECI, as amended.
*****10.9	Lease, dated February 1, 1998, between the Registrant and Team.
******10.10	Amendment to Lease Agreement dated September 2, 2002.
10.11	Consent of Independent Auditors of the Registrant
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended
December 31, 2000, and incorporated herein by reference.
**	Previously filed as an exhibit to TTI's Amendment No. 1 to Registration Statement on Form
F-1 (Registration No. 11590), and incorporated herein by reference.
***	Previously filed as an exhibit to TTI's Registration Statement on Form F-1 (Registration No.
333-5902), and incorporated herein by reference.
****	English summary from Hebrew original was previously filed as an exhibit to TTI’s
Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.
*****	English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.
******	English translation from Hebrew original

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, Israel on the 2nd day of April, 2003.

TTI TEAM TELECOM INTERNATIONAL LTD. By:/s/ Meir Lipshes —————————————— Meir Lipshes Chief Executive Officer

CERTIFICATIONS

I, Meir Lipshes, certify that:

1. I have reviewed this annual report on Form 20-F of TTI Team Telecom International Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 2, 2003

/s/ Meir Lipshes Meir Lipshes Chief Executive Officer

I, Israel (Eli) Ofer, certify that:

1. I have reviewed this annual report on Form 20-F of TTI Team Telecom International Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 2, 2003

/s/ Israel (Eli) Ofer Israel (Eli) Ofer Chief Financial Officer

Exhibit Index

Exhibit No	Exhibit
*1.1	Memorandum of Association of Registrant, as amended.
*1.2	Articles of Association of Registrant, as amended.
***4.1	Agreement between the Registrant and Bezeq
*4.2	Investment Agreement - Axarte Ltd.
**10.1	Form of Underwriting Agreement.
***10.2	Specimen Certificate for Ordinary Shares.
****10.3	The Registrant's Share Option Plan, dated January 15, 1995, as amended.
****10.4	The Registrant's Share Option Plan, dated November 15, 1996.
*10.5	The Registrant's 2000 Employee Stock Purchase Plan.
***10.6	Agreement, dated October 9, 1996, between the Registrant and Team.
***10.7	Registration Rights Agreement, dated October 22, 1996, between the
Registrant and TSIL.
***10.8	Share Purchase Agreement, dated October 23, 1996, among the Registrant,
Team and ECI, as amended.
*****10.9	Lease, dated February 1, 1998, between the Registrant and Team.
******10.10	Amendment of Lease Agreement dated September 2, 2002
10.11	Consent of Independent Auditors of the Registrant
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated herein by reference.

**	Previously filed as an exhibit to TTI's Amendment No. 1 to Registration Statement on Form F-1 (Registration No. 11590), and incorporated herein by reference.

***	Previously filed as an exhibit to TTI's Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

****	English summary from Hebrew original was previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

*****	English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

******	English translation from Hebrew original.

Exhibit 10.10

September 2, 2002

Amendment to Lease Agreement Dated February 1, 1998

Between:	Team Computers and Systems Ltd. (hereafter: the "Landlord")

And:	TTI Team Telecom International Ltd. (hereafter: the "Tenant")

WHEREAS,	the Tenant leases from the Landlord a unit located in a building located on property owned by the Landlord since February 1, 1998, pursuant to the Principles of Lease Agreement dated February 1, 1998 (this agreement together with the notice of First Expansion (as defined below) and the Second Expansion (as defined below) are hereafter referred to as: the “Lease Agreement”). The Principles of Lease Agreement is attached hereto as Annex A;

WHEREAS,	pursuant to the notice of the Tenant dated January 1, 1999, in accordance with the provisions of the Lease Agreement, the Tenant exercised an option to lease additional premises (hereafter: the "First Expansion");

WHEREAS,	the Tenant and the Landlord agreed to the expansion of the leased premises by an additional 2,800 square meters that were occupied on February 24, 2001 and June 16, 2001 (hereafter: the "Second Expansion");

WHEREAS,	the Tenant delivered a notice to the Landlord on September 2, 2002, indicating its desire to exercise the option term pursuant to the Lease Agreement. The notice is attached hereto as Annex B.

IT IS AGREED, STIPULATED AND DECLARED AS FOLLOWS:

The Lease Agreement shall be extended for an additional term subject to the following changes:

1.	The new lease term following exercise of the option term pursuant to the Lease Agreement shall be until August 31, 2007 (4.5 years from March 1, 2003) (hereafter: the “New Lease Term”). The price during the New Lease Term shall remain as is (as of today, US$8.8 per gross square meter, including external walls).

2.	Section 3 of the Lease Agreement, which relates to the leased premises shall be amended such that it shall provide that the leased premises is expanded as agreed between the parties (by an additional area of 2,800 square meters) and today constitutes 5,829.39 square meters total (including public areas).

3.	The remaining terms of the Lease Agreement shall remain in effect, subject to the changes mentioned above.

4.	This Agreement including the annexes hereto constitutes the entire agreement between the parties and any prior oral or written agreement, if any, and/or any exchange and/or offers between the parties shall be of no effect whatsoever unless they are incorporated in this agreement. Any amendment to this agreement and the annexes attached hereto shall be effective only if reduced to writing and signed by both parties hereto.

5.	The validity of this agreement is subject to receipt of all approvals required by law.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

/s/ Shimshon Tauber Team Computers and Systems Ltd.	/s/ Eli Ofer TTI Team Telecom International Ltd.

ANNEX A

TTI — TEAM

Principles of Lease Agreement

1.	TTI shall lease the second floor of the building located at 7 Martin Gehl Street, Kiryat Arie, Petach-Tikva, from 1.2.98, totaling approximately 2,000 sq. meters.

2.	TTI shall lease additional premises on the first floor of the building in the total of 700 sq. meters from 15.3.98 and additional premises of 300 sq. meters on the first floor from 1.1.99.

3.	The lease is for gross areas, including ancillary systems.

4.	The term of the lease is for five years commencing on 1.2.98. An option to renew the lease agreement for additional 4.5 years shall be given.

5.	The construction and modification of the rental premises shall be at TTI’s expense.

6.	On behalf of the lease of gross areas, TTI shall pay $10 per sq. meter + VAT during the first term of the lease. In the event the option is exercised, the rent shall be the market value at the time of the renewal.

7.	With the approval of TEAM, TTI shall be entitled to sub-lease the premises to a sub-lessee whose operations are similar to those of TTI’s.

8.	For the maintenance of the building, TTI will be charged based on the relative cost of the premises in its possession, including its share of the public areas.

9.	In the event TTI evacuates the building before the end of the second option term, it shall be compensated in proportion to its investment in the leased premises, with respect to investments of a general nature which can be used by TEAM or by a new lessee.

/s/ Eli Ofer TTI Team Telecom International Ltd.	/s/ Shlomo Eisenberg /s/ Idit Evron Team Computers and Systems Ltd.

February 1998

ANNEX B

September 2, 2002

To:
Team Computers Ltd.
Attention: Haim Mizrahi

Notice of Exercise of Option Period – Lease

        Pursuant to Section 1 of the Principles of Lease Agreement dated February 1, 1998, I hereby notify you of our intention to exercise the option term, and to extend the lease term by 4.5 additional years, commencing on March 1, 2003 and until August 31, 2007.

Sincerely, /s/ Eli Ofer Eli Ofer Chief Financial Officer

Exhibit 10.11

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-6992, 333-10724, No. 333-13708 and No. 333-101979) of our report dated, February 27, 2003, with respect to the consolidated financial statements of TTI Team Telecom International Ltd. included in the Annual Report (on Form 20-F) for the year ended December 31, 2002.

Tel-Aviv, Israel April 2, 2003	/s/ Kost, Forer and Gabbay KOST FORER and GABBAY A Member of Ernst & Young Global

EXHIBIT 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        In connection with the Annual Report on Form 20-F of TTI Team Telecom International Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Meir Lipshes, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

        1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 2, 2003

/s/ Meir Lipshes Meir Lipshes Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to TTI Team Telecom International Ltd. and will be retained by TTI Team Telecom International Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        In connection with the Annual Report on Form 20-F of TTI Team Telecom International Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Israel (Eli) Ofer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

        1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 2, 2003

/s/ Israel (Eli) Ofer Israel (Eli) Ofer Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to TTI Team Telecom International Ltd. and will be retained by TTI Team Telecom International Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S DOLLARS

INDEX

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-36

E RNST	&	Y OUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

        We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. (“the Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 27, 2003	KOST FORER & GABBAY A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2001	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 36,111	$ 33,972
Short-term bank deposits	193	1,229
Marketable securities (Note 3)	18,182	12,889
Trade receivables (net of allowance for doubtful accounts - $ 0 in 2001
and $ 464 in 2002)	13,585	9,798
Unbilled receivables	13,625	10,457
Other accounts receivable and prepaid expenses (Note 4)	6,286	5,700

Total current assets	87,982	74,045

LONG-TERM INVESTMENTS:
Investment in other company	-	165
Severance pay fund	2,919	3,429
Long-term prepaid expenses	500	500
Long-term trade and unbilled receivables (Note 1c)	-	2,855

Total long-term investments	3,419	6,949

PROPERTY AND EQUIPMENT, NET (Note 5)	9,783	9,452

OTHER INTANGIBLE ASSETS, NET (Note 6)	13,361	12,967

GOODWILL (Note 7)	1,052	1,052

Total assets	$115,597	$104,465

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loan	$ 1,742	$ -
Trade payables	2,743	3,458
Related parties (Note 13)	2,655	713
Deferred revenues	1,549	1,265
Other accounts payable and accrued expenses (Note 8)	7,787	8,134

Total current liabilities	16,476	13,570

ACCRUED SEVERANCE PAY	4,236	4,627

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY (Note 11):
Share capital:
Authorized: 30,000,000 Ordinary shares of NIS 0.5 par value as of
December 31, 2001 and 2002; Issued and outstanding: 11,752,600
shares as of December 31, 2001 and 11,872,052 shares as of December 31, 2002	1,781	1,794
Additional paid-in capital	56,932	58,871
Accumulated other comprehensive income (loss)	(100)	185
Retained earnings	36,272	25,418

Total shareholders' equity	94,885	86,268

Total liabilities and shareholders' equity	$ 115,597	$104,465

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2000	2001	2002
Revenues (Note 14):
Products	$35,191	$53,547	$ 47,021
Services	7,639	7,279	11,320

Total revenues	42,830	60,826	58,341

Cost of revenues:
Products	14,743	20,774	27,398
Services	3,457	3,599	5,675

Total cost of revenues	18,200	24,373	33,073

Gross profit	24,630	36,453	25,268

Operating expenses:
Research and development, net (Note 15a)	4,709	6,281	7,958
Selling and marketing	8,454	12,206	17,725
General and administrative	3,708	5,236	6,980
Allowance for doubtful accounts (Note 1c)	-	-	7,456

Total operating expenses	16,871	23,723	40,119

Operating income (loss)	7,759	12,730	(14,851)
Financial income, net (Note 15b)	2,578	2,365	3,412

Income (loss) before income taxes	10,337	15,095	(11,439)
Income taxes (Note 10)	683	1,000	(585)

Net income (loss)	$ 9,654	$14,095	$(10,854)

Basic net earnings (loss) per share (Note 12)	$ 0.88	$ 1.23	$ (0.92)

Diluted net earnings (loss) per share (Note 12)	$ 0.84	$ 1.20	$ (0.92)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2000	9,992,013	$1,566	$18,925	$-	$12,523		$33,014

Issuance of shares, net	1,100,000	136	34,744	-	-		34,880
Exercise of stock options	279,001	34	481	-	-		515
Exercise of options granted to a consultant	12,000	1	63	-	-		64
Comprehensive income:
Unrealized gains on available-for-sale marketable securities, net	-	-	-	79	-	$79	79
Net income	-	-	-	-	9,654	9,654	9,654

Total comprehensive income						$9,733

Balance as of December 31, 2000	11,383,014	1,737	54,213	79	22,177		78,206

Exercise of stock options	344,642	40	2,491	-	-		2,531
Exercise of options granted to a consultant	13,165	2	68	-	-		70
Issuance of shares in respect of ESPP	11,779	2	160	-	-		162
Comprehensive income (loss):
Unrealized losses on available-for-sale marketable securities, net	-	-	-	(179)	-	$(179)	(179)
Net income	-	-	-	-	14,095	14,095	14,095

Total comprehensive income						$13,916

Balance as of December 31, 2001	11,752,600	1,781	56,932	(100)	36,272		94,885

Exercise of stock options	119,452	13	1,720	-	-		1,733
Tax benefit related to exercise of options	-	-	219	-	-		219
Comprehensive income (loss):
Unrealized gains on available-for-sale marketable securities, net	-	-	-	285	-	$285	285
Net loss	-	-	-	-	(10,854)	(10,854)	(10,854)

Total comprehensive loss						$(10,569)

Balance as of December 31, 2002	11,872,052	$1,794	$58,871	$185	$25,418		$86,268

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net income (loss)	$9,654	$14,095	$(10,854)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,088	3,069	5,868
Trading marketable securities, net	(728)	1,145	-
Realized loss (gain) on available-for-sale marketable securities	(143)	-	56
Impairment of available-for-sale marketable securities	526	612	2,505
Amortization of premium and accrued interest on available-for-sale marketable securities	34	1,236	61
Long-term prepaid expenses write-off	-	-	535
Accrued interest on short-term bank deposits	(297)	(5)	(2)
Severance pay, net	680	(119)	(119)
Deferred taxes, net	(116)	16	(1,013)
Decrease (increase) in trade receivables	(4,033)	(389)	3,787
Decrease (increase) in unbilled receivables	(2,362)	(1,563)	3,168
Increase in long-term trade and unbilled receivables	-	-	(2,855)
Decrease (increase) in other accounts receivable and prepaid expenses	(2,021)	(1,213)	1,918
Increase (decrease) in trade payables	1,034	(2,774)	715
Increase (decrease) in related parties	(996)	2,353	(1,942)
Increase (decrease) in deferred revenues	829	251	(284)
Increase (decrease) in other accounts payable and accrued expenses	1,487	(380)	347
Other	(122)	(20)	-

Net cash provided by operating activities	5,514	16,314	1,891

Cash flows from investing activities:
Acquisition of subsidiary, Axarte Limited (a)	-	4	-
Investment in short-term bank deposits	(6,285)	-	(1,228)
Investment in available-for-sale marketable securities	(27,381)	(12,774)	(16,021)
Proceeds from sales and redemption of available-for- sale marketable securities	4,143	15,520	18,977
Proceeds from short-term bank deposits	-	6,394	194
Proceeds from sale of property and equipment	105	132	-
Capitalization of software development costs	(2,672)	(6,570)	(2,000)
Investment in other company	-	-	(165)
Increase in long-term prepaid expenses	-	(500)	(635)
Purchase of property and equipment	(4,020)	(4,505)	(3,143)

Net cash used in investing activities	(36,110)	(2,299)	(4,021)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from financing activities:
Short-term bank loan, net	-	824	(1,742)
Proceeds from issuance of shares, net	34,880	162	-
Proceeds from exercise of options, net	579	2,601	1,733

Net cash provided by (used in) financing activities	35,459	3,587	(9)

Increase (decrease) in cash and cash equivalents	4,863	17,602	(2,139)
Cash and cash equivalents at the beginning of the year	13,646	18,509	36,111

Cash and cash equivalents at the end of the year	$18,509	$36,111	$33,972

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	$11	$15	$30

Taxes	$-	$-	$107

Supplemental disclosure of non-cash financing activities:
Tax benefit related to exercise of options	$-	$-	$219

(a) Acquisition of subsidiary, Axarte Limited:

Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Working capital deficiency (excluding cash and cash equivalents in the amount of $ 4)	$-	$(5,614)	$-
Property and equipment	-	280	-
Goodwill	-	1,211	-
Acquired technology	-	4,119	-

	$-	$(4)	$-

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

	a.	TTI Team Telecom International Ltd. (“TTI” or “the Company”) was incorporated in 1990 and commenced its operations in September 1992.

The Company designs, develops, markets and supports network management and operations support system software for the communications industry.

The Company’s Netrac family of products performs and manages functions critical to the operations of telecommunications service providers, such as fault management - monitoring equipment performance to detect and analyze failures, performance management - providing traffic analysis and quality of statistics service, configuration management - managing physical and logical connectivity within the network and security management - controlling and protecting access to data and applications.

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., Australia and in Hong-Kong.

As of December 31, 2002, the Company is 44.7% held by Team Software Industries Ltd., wholly-owned subsidiary of Team Computers and System Ltd. (“Team”).

As to principal markets and customers, see Note 14.

	b.	Acquisition of Axarte Limited (“Axarte”):

On January 31, 2001, TTI invested in Axarte, U.K. software company, which owns complementary technology to TTI’s system. Axarte developed network management and operations support system software for the communications industry with a focus on configuration and provisioning.

The Company’s investment in Axarte is in the form of a six-year convertible debenture with a call option, granted by the shareholders of Axarte, entitling TTI to acquire all of the equity interests in Axarte for £1 = $ 1.45 at any time prior to December 31, 2006.

TTI managed and financed Axarte as well as controlled the Board of Directors under an agreement with all of the shareholders of Axarte, from January 31, 2001 (the agreement date). The operations of Axarte are included in the consolidated statements of the Company from January 31, 2001.

During 2001, TTI invested $ 4 million in convertible debentures in Axarte. The convertible debentures will be automatically converted into Ordinary shares at any time upon the delivery of a written notice by TTI to Axarte.

On December 31, 2001, TTI has exercised the call option. In consideration for the shares acquired, the Company paid £1 = $ 1.45 in cash.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (cont.)

The acquisition has been accounted for on the basis of the purchase method of accounting, in accordance with Accounting Principle Board Opinion No. 16 “Business Combinations” (“APB No. 16”) as of January 31, 2001 and accordingly, the purchase price has been allocated based on the fair value of the assets and liabilities of Axarte as of January 31, 2001 and resulted in recording goodwill and acquired technology of approximately $ 1,211 and $ 4,119, respectively. The goodwill was amortized on a straight-line basis over 7 years. According to Statement of Financial Accounting Standard Board No. 142, “Goodwill and Other Intangible Assets (“SFAS No. 142”), this goodwill has no longer been amortized subsequent to December 31, 2001 but will be subject to annual impairment tests in accordance with the statement (see also Note 7). The acquired technology is being amortized since January 1, 2002 on a straight-line basis over 6 years.

Intangible assets acquired had an estimated fair value of $ 5,330 as shown in the following table:

Goodwill	$1,211
Acquired technology	4,119

$5,330

The following represents the unaudited pro-forma results of operations for the years ended December 31, 2000 and 2001, assuming that the Axarte acquisition had been consummated as of January 1, 2000 and 2001, respectively.

	Year ended December 31,

	2000	2001

Revenues	$44,793	$60,826

Net income	$5,095	$12,239

Basic net earnings per share	$0.46	$1.07

Diluted net earnings per share	$0.44	$1.04

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2000, nor is it necessarily indicative of future results.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (cont.)

	c.	Termination of an agreement:

On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company’s behalf under the agreement. On January 23, 2003 the bond in the amount of approximately £1 million, was paid to the customer.

The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

The Company’s management believes, in light of the facts surrounding its relationship with this customer, and following consultations with legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement.  The Company cannot currently quantify the amount of damages that it would receive if it were to succeed in a lawsuit against the customer, and the Company cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim.  The Company is currently considering its options with respect to the best manner in which to pursue damages from this customer.

The Company also has an agreement with another customer that is an affiliate of the customer referred to above. Following a dispute that arose between the Company and the abovementioned customer, regarding deliveries and payments stipulated in the agreement, the Company’s management has concerns regarding termination of this contract, in case this dispute will not be resolved.

The Company has recorded “trade and unbilled receivables” in the amount of $ 10,311, as due from these customers. Due to the letter of termination received from the first customer and management’s concerns about termination by the second customer, as described above, the Company has classified an amount of $ 2,855 as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in the management’s opinion.

The balance, in the amount of $ 7,456, was recorded as “allowance for doubtful accounts”.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company and its subsidiaries’ costs is incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial operations or expenses, as appropriate.

The financial statements of a foreign subsidiary whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

	d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible into cash, which were originally purchased with maturities of three months or less.

	e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. The short-term bank deposits are presented at their cost, including accrued interest. The short-term deposits are in U.S. dollars and bear interest at an average rate of 2.7%.

	f.	Marketable securities:

The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2002, all marketable securities covered by SFAS No. 115 were designated as available-for-sale.

Accordingly, the Company’s available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of investments, amortization of premiums and accretion of discounts to maturity and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations, as financial income (expenses), as appropriate.

According to the SEC’s issued Staff Accounting Bulletin No. 59 (“SAB No. 59”) management is required to evaluate in each period whether a securities decline in value is other than temporary. The Company’s available-for-sale securities declines were included in the consolidated statements of operations as financial expenses (see Note 3).

In 2000 and 2001, the Company has classified some of its marketable debt securities as trading securities. Trading securities are held for resale in anticipation of short-term market movements. Under SFAS No. 115, marketable securities classified as trading securities are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income (expenses), as appropriate.

	g.	Investment in other company:

The investment in this company is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in another company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) As of December 31, 2002, based on managements’ most recent analyses, no impairment losses have been identified.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	over the term of the lease

The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment for Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2002, no impairment losses have been identified.

i.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

j.	Revenue recognition:

The Company and its subsidiaries market their products to telecommunications service providers both directly and through alliances with leading vendors of computer hardware, telecommunications equipment, test systems, and probes. Netrac has been licensed to various types of telecommunications operators. The Company also generates revenues from services.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software licenses that require significant customization, integration, installation and development services are recognized based on Statement of Position No. 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts” (“SOP No. 81-1”), using contract accounting on a percentage of completion method based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract.

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs, in other accounts receivable and prepaid expenses.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2002, no such estimated losses were identified.

Service revenues primarily consist of fees from maintenance and customer support. Revenues from maintenance and support contracts are recognized ratably over the life of the agreement, which is typically one year, or at the time when services are rendered.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not yet recognized as revenues.

	k.	Warranty costs:

The Company provides a warranty for up to 12 months, at no extra charge. Provisions are made at the time revenues are recognized for estimated material warranty costs based on the Company’s past experience.

	l.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred, net of grants.

Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model.

Costs incurred by the Company, between completion of the working model and the point at which the product is ready for general release, are capitalized.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries assess the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the cost of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2002 (see also Note 6).

	m.	Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel and others for funding of approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction of research and development costs (see Note 15a).

During 2001 and 2002, the Company has received grants from the European Union as part of participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). In addition, during 2002, the Company also received non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel (See Note 15a).

These grants are not required to be repaid and are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction of research and development costs.

	n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables, long-term trade and unbilled receivables and investments in marketable securities.

The Company and its subsidiaries’ cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiaries’ investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in government and corporate debentures and mutual funds that are considered by management to be financially sound. Minimal credit risk exists with respect to these marketable securities, since management believes that the portfolio is well diversified and the institutions that hold the Company’s investments are well established.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries’ trade and unbilled receivables and long-term trade and unbilled receivables are derived from sales to large and solid customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. The Company and its subsidiaries perform ongoing credit evaluation of its customers (see Note 1c).

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	o.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share since they had an anti dilutive effect were 193,933, 364,213 and 297,704 for the years ended December 31, 2000, 2001 and 2002, respectively.

	p.	Accounting for stock-based compensation:

The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock issued to Employees” and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”). Under APB No. 25, when the exercise price of the Company’s stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Under SFAS No. 123, pro forma information regarding net income (loss) and net earnings (loss) per share is required (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2000 and 2001 (no options were granted to employees in 2002): risk-free interest rates of 6% and 2%, respectively; dividend yields of 0% for both years; volatility factors of the expected market price of the Company’s Ordinary shares of 0.643 and 0.332, respectively and weighted average expected life of the options of 3 and 2.7, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Pro-forma information under SFAS No. 123:

	Year ended December 31,

	2000	2001	2002

Net income (loss) as reported	$9,654	$14,095	$(10,584)

Less - stock-based compensation expense
determined under fair value method for
all awards	1,672	1,860	1,101

Pro forma net income (loss)	$7,982	$12,235	$(11,685)

Pro forma basic net earnings (loss) per share	$0.72	$1.06	$(0.98)

Pro forma diluted net earnings (loss) per share	$0.69	$1.04	$(0.98)

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the options at the date of grant.

q.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, unbilled receivables, long-term trade and unbilled receivables, short-term bank loan, trade payables and related parties approximates their fair value due to the short-term maturities of such instruments.

The carrying amounts and the fair value of marketable securities is based on the quoted market prices (see Note 3).

r.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2000, 2001 and 2002, were $ 1,677, $ 1,098 and $ 1,120 respectively.

	s.	Other intangible assets, net:

Intangible assets acquired in a business combination should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Intangible assets are amortized over a weighted average period of six years.

The Company and its subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

	t.	Goodwill:

Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”), goodwill acquired in a business combination for which the date is on or after July 1, 2001, is deemed to have indefinite live and will not be amortized.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in such methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for the reportable unit. During 2002, the Company performed the first of the required impairment tests of goodwill fair value. Based on management projections and expected future discounted operating cash flows, no indication of goodwill impairment was found.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 were $ 210, $ 171 and $ 220, respectively.

	v.	Impact of recently issued accounting standards:

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect that the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal of Activities” (“SFAS No. 146”), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal of activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal of activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal of activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on its results of operations or financial position.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure of the provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect that the adoption of FIN No. 45 will have a material impact on its results of operations or financial position.

	w.	Reclassification:

The amounts from prior years have been reclassified to conform to the current year’s presentation.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,

	2001				2002

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Mutual funds	$5,377	$-	$-	$5,377	$-	$-	$-	$-
Government debentures	2,153	-	(8)	2,145	7,210	72	-	7,282
Corporate debentures	10,752	55	(147)	10,660	5,494	143	(30)	5,607

	$18,282	$55	$(155)	$18,182	$12,704	$215	$(30)	$12,889

The net adjustment to unrealized holding gains (losses) on available-for-sale marketable securities included as a separate component of shareholders’ equity, “accumulated other comprehensive income (loss)” amounted to $ (179) and $ 285 in 2001 and 2002, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

During 2002, the Company recorded proceeds from sales and redemption of available-for-sale securities in the amount of $ 18,977 and related losses of $ 56 in financial income, net.

During 2002, the Company recorded an impairment expense in the amount of $ 2,137 as a decline in market value of available-for-sale securities deemed to be other than temporary. The amount was recorded in the financial expenses. During 2001 and 2002, the Company recorded an impairment expense in the amount of $ 612 and $ 368, respectively as a decline in market value of mutual funds securities deemed to be other-than-temporary.

As of December 31, 2001 and 2002, the Company no longer holds trading securities. During 2001, the Company recorded losses of $ 249 on trading securities in the financial income, net.

Aggregate maturities of available-for-sale securities for years subsequent to December 31, 2002 are:

	December 31, 2002

Available-for-sale:	Amortized cost	Estimated fair market value

2005	$3,395	$3,541
2006	4,227	4,261
2008	3,053	3,058
2009	2,029	2,029

	$12,704	$12,889

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2001	2002

Prepaid expenses	$599	$879
Unbilled contract costs	2,729	1,592
Office of the Chief Scientist	1,653	294
Loans to employees	415	386
Deferred tax assets	175	1,188
Other	715	1,361

	$6,286	$5,700

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2001	2002

Cost:
Computers and peripheral equipment	$9,766	$11,701
Office furniture and equipment	898	978
Motor vehicles	4,324	5,140
Leasehold improvements	3,260	3,572

	18,248	21,391

Accumulated depreciation:
Computers and peripheral equipment	5,938	8,120
Office furniture and equipment	324	424
Motor vehicles	1,414	2,224
Leasehold improvements	789	1,171

	8,465	11,939

Depreciated cost	$9,783	$9,452

Depreciation expenses for the years ended December 31, 2000, 2001 and 2002 are $ 2,088, $ 2,910 and $ 3,474, respectively.

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

		December 31,

		2001	2002

a.	Original amounts:
	Capitalized software development costs	$9,242	$11,242
	Acquired technology (see Note 1)	4,119	4,119

		13,361	15,361

	Accumulated amortization:
	Capitalized software development costs	-	1,707
	Acquired technology	-	687

		-	2,394

	Amortized cost	$13,361	$12,967

b.	During 2001, the Company purchased technology from Axarte and capitalized software development costs in the amount of $ 13,361 (“The Netrac2 Technology”).

The Netrac2 Technology is amortized using the straight-line method over the estimated economic life of the technology, which is six years.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET (cont.)

During the first quarter of 2002, the Company developed new technology (“ServiceView Technology”) in the amount of $ 2,000. On October 1, 2002 the Company began to amortize the “ServiceView Technology” using the straight-line method over the estimated economic life of the technology, which is three years.

As of December 31, 2002, the net realizable value of the abovementioned technologies was periodically reviewed by management, based on the estimated future gross revenues from such technologies reduced by the estimated future costs for disposing each of them. This review indicated that the unamortized capitalized costs exceed the net realizable value of the Netrac2 Technology or the ServiceView Technology, and that amount should have been reduced. As of December 31, 2002, no impairment was identified.

	c.	Amortization expense for the years ended December 31, 2000, 2001 and 2002 amounted to $ 0, $ 0 and $ 2,394, respectively.

	d.	Estimated amortization expenses for the years ended:

2003	$2,894
2004	2,894
2005	2,727
2006	2,227
2007	2,225

$12,967

NOTE 7:-	GOODWILL

	a.	The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Total

Balance as of January 1, 2002	$1,052
Goodwill acquired during the year	-

Balance as of December 31, 2002	$1,052

b.	A pro-forma chart reflecting the operations, had the Company adopted the non-amortization provisions of SFAS No. 142, was not presented due to immateriality.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2001	2002

Employees and payroll accruals	$4,042	$3,817
Accrued expenses	532	1,044
Government authorities	2,452	2,859
Others	761	414

	$7,787	$8,134

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

In April 1998, the Company entered into an agreement with Team according to which the Company will lease its facilities in Israel from Team for a period of five years, effective February 1, 1998. The Company has a renewal option for an additional 4.5 years, which was exercised subsequent to the balance sheet date. The Company’s subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2007. The minimum rental payments under non-cancelable operating leases are as follows:

2003	$1,629
2004	1,629
2005	1,374
2006	1,099
2007	481

$6,212

Total rent expenses for the years ended December 31, 2000, 2001 and 2002 were $ 675, $ 1,001 and $ 1,320 respectively.

b.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and the Binational Industrial Research and Development Foundation (“BIRD-F”), and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the OCS and BIRD-F, up to an amount equal to 100%-150% of the research and development grants (dollar-linked) received from the OCS and BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

The Company has paid or occurred royalties relating to the repayment of such grants in the amount of $ 29, $ 357 and $ 294 for the years ended December 31, 2000, 2001 and 2002, respectively. The amounts were recorded in the cost of revenues. As of December 31, 2002, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,987, in respect of these grants.

	c.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel and in the U.S. amounting to $ 1,397, $ 5,179 and $ 5,110 for the years ended December 31, 2000, 2001 and 2002, respectively.

NOTE 10:-	INCOME TAXES

	a.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the annual change in the CPI and in the NIS\dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not reserved for deferred taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

	b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

Most of the Company’s production facilities have been granted an approved enterprise status under five separate investment programs and, as such, are entitled to tax benefits, under the above law. According to the law, the Company has elected the “alternative benefits”, and has waived Government grants, in return for a tax exemption.

Upon the Company’s Initial Public Offering occured in 1996, the Company became a “Foreign Investors Company” for the purposes of the aforementioned law. Accordingly, the Company is entitled to a 10 year period of benefits. Income derived from the Company’s investment programs, is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each taxable year).

The primary tax benefits available in respect of the approved enterprises are:

Income derived from the Company’s first approved enterprise was tax exempt for four years (1994-1997) after which it is taxable at the rate of 20%-25% for six years ending in 2003.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

Income derived from the Company’s second approved enterprise was tax exempt for four years (1996-1999) after which it is taxable at the rate of 20%-25% for six years ending in 2005.

Income derived from the Company’s third approved enterprise was tax exempt for two years (1998-1999) after which it is taxable at the rate of 20%-25% for eight years ending in 2007.

Income derived from the Company’s fourth approved enterprise is tax exempt for two years (2000-2001) after which it is taxable at the rate of 20%-25% for eight years ending in 2009.

Income derived from the Company’s fifth approved enterprise is tax exempt for two years (2002-2003) after which it is taxable at the rate of 20%-25% for eight years ending in 2011.

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The tax-exempt profits that will be earned by the Company’s approved enterprise can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2002, retained earnings included approximately $ 18,965 of tax-exempt income earned by the Company’s approved enterprise.

The Company has decided to permanently reinvest its tax-exempt income. Accordingly, no deferred taxes have been provided on income attributable to the Company’s approved enterprise. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits (currently 20% for an approved enterprise) and an income tax liability of approximately $ 4,344 would be incurred as of December 31, 2002.

Income from sources other than the approved enterprise during the benefit period will be taxable at regular corporate tax rate of 36%. By virtue of the Law, the Company is entitled to claim accelerated rates of depreciation on equipment used by the approved enterprise during five tax years.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (cont.)

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company” under the above law and, as such, is entitled to certain tax benefits including accelerated depreciation rates and deduction of public offering expenses.

d.

On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Amendment”) was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax upon all income of Israel residents, individuals and corporations, regardless the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

	e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,

	2001	2002

Deferred tax assets:
Reserves and allowances	$175	$369
Net operating loss carryforward of subsidiaries	2,757	3,125
Israel net operating loss carryforward	-	1,659

Total deferred tax assets before valuation allowance	2,932	5,153
Valuation allowance	(2,757)	(3,965)

Net deferred tax assets (included in other accounts receivable and prepaid expenses) - all domestic	$175	$1,188

f.

The Company’s subsidiaries in the U.K. and Australia have estimated total available carryforward tax losses of $ 10,194 and $ 222 respectively to offset against future taxable income for an indefinite period. As of December 31, 2002, the Company recorded a deferred tax asset of approximately $ 3,125 relating to the available net carryforward tax losses. A valuation allowance for the entire balance was recorded due to the uncertainty of the future realization of the tax asset.

The Company has provided valuation allowance regarding tax loss carryforward on a portion of the deferred tax assets which it is more likely than not that a tax benefit will not be realized. During 2002, the Company increased the valuation allowance by $ 1,208 to $ 3,965.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (cont.)

	g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,

	2000	2001	2002

Income (loss) before taxes, as reported in the consolidated statements of operations	$10,337	$15,095	$(11,439)

Statutory tax rate in Israel	36%	36%	36%

Theoretical tax expenses	$3,721	$5,434	$(4,118)
Increase (decrease) in taxes resulting from:
Approved enterprise benefit (1)	(1,529)	(3,318)	2,135
Tax adjustment in respect of inflation in Israel	(995)	(595)	207
Deductible issuance expenses and tax benefits for options to employees in respect of which deferred taxes were not provided	(607)	(372)	634
Non-deductible expenses	93	(149)	557

Income taxes, as reported in the statements of operations	$683	$1,000	$(585)

(1) Per share amounts of the tax benefit resulting from the exemption:

Basic	$0.14	$0.29	$(0.17)

Diluted	$0.13	$0.28	$(0.17)

h.	The Israeli company has final tax assessment until 1999.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (cont.)

	i.	The provision for income taxes is comprised of the following:

		Year ended December 31,

		2000	2001	2002

	Current taxes:
	Domestic	$783	$896	$211
	Foreign	16	88	217

	Deferred taxes:
	Domestic	(116)	16	(1,013)

		$683	$1,000	$(585)

j.	Income (loss) before income taxes is
	comprised of the following:

	Domestic	$9,634	$14,706	$(9,409)
	Foreign	703	389	(2,030)

		$10,337	$15,095	$(11,439)

NOTE 11:-	SHAREHOLDERS’ EQUITY

The Company’s Ordinary shares have been traded on the NASDAQ National Market since TTI’s initial public offering (“IPO”) on December 4, 1996.

In 1999 and 2000, the Company effected additional two secondary offerings.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the Company’s general meeting and the right to receive dividends, if declared.

	a.	Share options:

		1.	Employee Share Option Plan:

During 1995, 1996, 1999, 2000 and 2001, the Board of Directors of the Company adopted share option plans (as amended “the Plans”) pursuant to which 2,100,515 Ordinary shares were reserved for issuance upon the exercise of options to be granted to certain directors and key employees of the Company and its subsidiaries. An additional amount of 225,000 options were approved for issuance to two directors.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands. except share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (cont.)

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years, and will be non-assignable.

Pursuant to the Plans, as of December 31, 2002, an aggregate of 140,481 options of the Company are still available for future grant.

Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

2.

In 1996, the Company granted to one of its Initial Public Offering consultants 37,665 options at an exercise price of $ 5.31 per share for past services, which became exercisable on December 6, 1998. During 2000 and 2001, 12,000 and 13,165 options were exercised, respectively.

	3.	Employee Share Purchase Plan:

In May 2000, the Company’s Board of Directors adopted the Employee Share Purchase Plan (“the Purchase Plan”). Eligible employees can have up to 15% of their earnings net withheld, to be used to purchase Ordinary shares. The price of Ordinary share purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Ordinary share on the commencement date of each offering period or the semi-annual purchase date.

In 2001, 11,779 shares were issued in a weighted average exercise price of $ 13.75 per share. As of December 31, 2002, no shares are available for future issuance for Employee Share Purchase Plan.

A summary of the stock options (except options to a consultant) activities in 2000, 2001 and 2002 is as follows:

	Year ended December 31,

	2000		2001		2002

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

		$		$		$

Outstanding at the beginning of the year	917,096	7.01	852,886	12.06	758,378	17.37
Granted	214,800	20.34	250,134	21.88	-	-
Exercised	(279,001)	1.85	(344,642)	7.34	(119,452)	14.51
Forfeited	(9)	0.66	-	-	(26,500)	21.13

Outstanding at the end of the year	852,886	12.06	758,378	17.37	612,426	17.76

Options exercisable at the end of year	235,886	5.55	167,044	11.53	445,648	16.61

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands. except share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (cont.)

The options outstanding as of December 31, 2002 have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price of exercisable options

		years	$		$

7.5	7,000	0.28	7.50	7,000	7.50
10.5	99,405	1.45	10.50	99,405	10.50
12.88	106,009	1.42	12.88	106,009	12.88
18.63-19.63	78,667	2.79	19.00	53,278	18.99
20-23	303,678	2.02	21.05	168,178	21.25
30	17,667	2.86	30.00	11,778	30.00

	612,426	1.93	17.76	445,648	16.61

b.	Weighted-average fair values and exercise prices of options, whose exercise price equals or exceeds the market price of the shares on the date of grant, are as follows:

	Year ended December 31,

	2000	2001	2002

Weighted-average fair value on date of grant of options at an exercise price that:

Equal to that fair value of the shares at the date of grant	$9.58	$3.84	$-

Exceed the fair value of the shares at the date of grant	$-	$1.53	$-

Weighted-average exercise price of options granted at an exercise price that:

Equal to the fair value of the shares at the date of grant	$20.34	$19.00	$-

Exceed the fair value of the shares at the date of grant	$-	$22.69	$-

c.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands. except share data

NOTE 12:-	NET EARNINGS (LOSS) PER SHARE DATA

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

	a.	Numerator:

		Year ended December 31,

		2000	2001	2002

	Net income (loss) to shareholders of Ordinary shares	$9,654	$14,095	$(10,854)

	Numerator for basic and diluted net earnings (loss) per share - income (loss) available to shareholders of Ordinary shares	$9,654	$14,095	$(10,854)

b.	Denominator:

	Denominator for basic net earnings (loss) per share - weighted average of shares	11,027,188	11,490,422	11,852,808

	Effect of dilutive securities:
	Employee stock options	485,728	227,387	*) -
	Options issued to consultants	11,983	3,815	-

	Dilutive potential Ordinary shares	497,711	231,202	-

	Denominator for diluted net earnings (loss) per share - weighted average shares and assumed exercise of options	11,524,899	11,721,624	11,852,808

c.	Basic net

	Basic net earnings (loss) per share	$0.88	$1.23	$(0.92)

	Diluted net earnings (loss) per share	$0.84	$1.20	$(0.92)

	*) Anti-dilutive.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	RELATED PARTY TRANSACTIONS AND BALANCES

Since the commencement of the Company’s operations in 1992, Team has, from time to time, paid the Company commissions in respect of sales by the Company of certain products represented and sold by Team. This relationship is reflected in an agreement between the Company and Team dated October 1996 (the “Agreement”). Team generally pays the Company a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team from these sales less the cost to Team.

In addition, Team provides to the Company certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and the Company reimburses Team for the actual cost of such services. The Company and Team have agreed to indemnify each other for liabilities resulting from acts or omissions of their respective employees constituting intellectual property violations. The Agreement is automatically renewed for a successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days’ prior written notice. Regarding the rent commitment with Team, see also Note 9a.

Since 1992, the Company has also purchased fixed assets, such as computer hardware, from Team and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team. The Company pays Team and Omnitek-Eichut prices for these assets that are no less favorable to the Company than those it could obtain from unrelated third parties. The payments made by the Company to Team and Omnitek-Eichut in respect of such asset purchases were, in the aggregate $ 1,091, $ 2,014 and $ 884 for the years ended December 31, 2000, 2001 and 2002, respectively.

In addition, Team supplies the Company with hardware, related software and support services for such hardware for the Company’s projects, in accordance with the agreement referred to above. Under the agreement between the Company and Team, the Company is required to pay for such hardware, related software and support services when it receives payment from its customers. A disagreement arose between the Company and Team regarding whether the Company is required to pay Team for hardware and related software that it supplied to three of the Company’s major customers as part of projects for which the Company receives payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team on this issue, the Company agreed to pay Team the amount of $ 1,047 in respect of hardware and related software supplied by Team as part of the Company’s projects for these customers. When the Company will receive additional payments for these projects, it is required to pay Team an additional payment based on Team’s pro rata share of the project. The aggregate additional amount that the Company may have to pay to Team for all of these projects is $ 563.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Transactions between Team and its affiliates and the Company:

	Year ended December 31,

	2000	2001	2002

Revenues:

Commissions on product sales and payment for services	$311	$974	$520

General and administrative expenses:

Rent and maintenance	$1,292	$1,299	$1,292
Administrative and management services	$589	$636	$583
Purchase of equipment	$1,091	$2,014	$884

Balances between Team and the Company:
	December 31,

	2001	2002

Current liabilities	$2,655	$713

NOTE 14:-	CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Summary information about geographic areas:

The Company manages its business on a that basis of one reportable segment. See Note 1 for a brief description of the Company’s business. Total revenues are attributed to geographic areas based on the customers’ location.

This data is presented in accordance with Statement of Financial Accounting No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), which the Company has adopted for all periods presented.

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2000, 2001 and 2002:

	2000		2001		2002

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$4,810	$10,288	$4,565	$21,060	$6,098	$20,371
United States	22,315	371	33,177	532	17,908	577
Europe	10,208	33	16,133	2,604	18,966	2,419
Australia	848	-	359	-	4,328	40
South America	4,279	-	5,078	-	4,610	-
Far East	-	-	177	-	5,209	64
South Africa	370	-	1,337	-	1,222	-

	$42,830	$10,692	$60,826	$24,196	$58,341	$23,471

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	b.	Major customers data as a percentage of total revenues:

	Year ended December 31,

	2000	2001	2002

Customer A	4%	15%	6%
Customer B	-	15%	8%
Customer C	-	13%	3%
Customer D	12%	4%	11%
Customer E	10%	7%	-
Customer F	-	-	*) 16%

*)			In 2002, the Company also recorded revenues of 7% and 6% each, from two affiliates of Customer F.

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development, net:

		Year ended December 31,

		2000	2001	2002

	Total cost	$8,317	$14,405	$11,314
	Less - grants and participations	936	1,554	1,356
	Less - capitalization of software development costs	2,672	6,570	2,000

	Research and development, net	$4,709	$6,281	$7,958

b.	Financial income, net:

	Financial expenses:
	Foreign currency translation adjustments	$-	$(163)	$(828)
	Impairment of available-for-sale marketable securities	(526)	(612)	(2,505)

		(526)	(775)	(3,333)

	Financial income:
	Foreign currency translation adjustments	324	1,168	4,963
	Interest and other	2,780	1,972	1,782

		3,104	3,140	6,745

	Financial income, net	$2,578	$2,365	$3,412

- - - - - - - - - - - - - - -