Form 20-F
period 2003-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2004-04-01
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13(b) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 0-28986

TTI TEAM TELECOM INTERNATIONAL LTD .
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
11,872,052 Ordinary Shares, par value NIS 0.5 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period  that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒               No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                Item 18 ☒

		A. Major Shareholders	64
		B. Related Party Transactions	65
		C. Interests of Experts and Counsel	68
	Item 8.	FINANCIAL INFORMATION	68
		A. Consolidated Statements and Other Financial Information	68
		B. Significant Changes	69
	Item 9.	THE OFFER AND LISTING	69
		A. Offer and Listing Details	69
		B. Plan of Distribution	70
		C. Markets	70
		D. Selling Shareholders	70
		E. Dilution	70
		F. Expenses of the Issue	70
	Item 10.	ADDITIONAL INFORMATION	70
		A. Share Capital	70
		B. Memorandum and Articles of Association	70
		C. Material Contracts	75
		D. Exchange Controls	75
		E. Taxation	75
		F. Dividends and Paying Agents	75
		G. Statement by Experts	86
		H. Documents on Display	86
		I. Subsidiary Information	86
	Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87
	Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	87
PART II			87
	Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	87

                Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On March 15, 2004, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.501 to $1.00.

PART I

                Unless the context otherwise requires, all references in this annual report to “TTI,” “us,” “we,” and “our” refer to TTI Team Telecom International Ltd.

                Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek” and “estimate” and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D - Risk Factors” in this annual report as well as those discussed elsewhere in this annual report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission.

Item	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item	2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item	3. KEY INFORMATION

A.            Selected Financial Data

 The tables that follow present portions of our financial statements and are not complete. The following selected financial data should be read together with our consolidated financial statements, notes to our consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects” included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We derived the selected consolidated statements of operations data set forth below for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from audited consolidated financial statements that are not included in this annual report.

December 31
(in thousands)

	1999	2000	2001	2002	2003
Statement of Income Data:
Revenues:
Products	$25,474	$35,191	$53,547	$47,021	$33,831
Services	5,387	7,639	7,279	11,320	12,036

Total revenues	30,861	42,830	60,826	58,341	45,867
Cost of revenues:
Products	10,783	14,743	20,774	27,398	29,619
Services	2,894	3,457	3,599	5,675	6,368
Impairment of capitalized software	-	-	-	-	5,864

Total cost of revenues	13,677	18,200	24,373	33,073	41,851

Gross profit	17,184	24,630	36,453	25,268	4,016

Operating expenses:
Research and development, net	2,973	4,709	6,281	7,958	10,318
Selling and marketing, net	5,971	8,454	12,206	17,725	19,465
General and administrative	2,855	3,708	5,236	6,980	6,333
goodwill write-off	-	-	-	-	1,052

Allowance for doubtful accounts and bad debt write-off	-	-	-	7,456	177

Total operating expenses	11,799	16,871	23,723	40,119	37,345

Operating income (loss)	5,385	7,759	12,730	(14,851)	(33,329)
Financial income, net	640	2,578	2,365	3,412	2,793

Income (loss) before income taxes	6,025	10,337	15,095	(11,439)	(30,536)
Income taxes	(358)	(683)	(1,000)	585	456

Net income (loss)	$5,667	$9,654	$14,095	$(10,854)	$(30,080)

Basic net earnings (loss) per share	$0.61	$0.88	$1.23	$(0.92)	$(2.53)

Diluted net earnings (loss) per share	$0.57	$0.84	$1.20	$(0.92)	$(2.53)

Weighted average number of shares used in computing:

Basic net earnings (loss) per share	9,351	11,027	11,490	11,853	11,872

Diluted net earnings (loss) per share	10,014	11,525	11,722	11,853	11,872

December 31

(in thousands)	1999	2000	2001	2002	2003
Balance Sheet Data:
Cash and cash equivalents	$13,646	$18,509	$36,111	$33,972	$13,901
Short term bank deposits	-	6,582	193	1,229	4,365
Marketable securities	387	24,100	18,182	12,889	15,767
Working capital	27,614	68,950	71,506	59,287	38,570
Total assets	42,612	91,420	115,597	104,465	76,606
Shareholders’ equity	33,014	78,206	94,885	86,268	55,789

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

Risks Relating to Our Business and Our Industry

The general deterioration of the global economy and the slow-down of expenditures by communications service providers could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products. The general deterioration of the global economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by communications service providers beginning towards the end of 2000. Many new and small communications service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. Many companies, including our current and potential customers, have postponed or decreased further capital investment or have indicated to us that they intend to do so. Due to the past volatility of the market, it is difficult to predict the conditions of our market going forward. A continued decline in capital expenditures would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

Our customers are concentrated in the public carrier communications industry and accordingly, trends in this industry could have a material adverse effect on our results of operations.

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

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 54% of our total revenues in 2001, 48% of our total revenues in 2002 and 40% of our total revenues in 2003. One of these customers recently terminated its agreement with us. Please see the information about this customer set forth below under the heading “Item 8A – Legal Proceedings.”  Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

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

Our future success depends on our ability to keep pace with technological changes and emerging industry standards.

The market for our products is characterized by:

•	rapidly changing technologies;

•	evolving industry standards;

•	changing regulatory environments;

•	frequent new product introductions;

•	rapid changes in communications service providers’ requirements; and

•	emergence of new types of networks.

The introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues.

Our future success will depend on our ability to:

•	enhance our existing products;

•	develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards, including next-generation and third-generation networks;

•	address the increasingly sophisticated needs of our customers;

•	incorporate new technologies and new infrastructures; and

•	develop new interfaces between our products and complimentary products.

We may not be successful at these tasks. We may also experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and features. In addition, our new products and features may not meet the requirements of the marketplace and may not achieve market acceptance.

Our future operating results will depend significantly on the market acceptance of our NGOSS family of products, and if these products do not achieve market acceptance, our business and financial condition may be adversely affected.

We are in the process of developing and deploying our NGOSS family of products to support next-generation architectures and managed IP services.  We have not yet fully completed any next-generation products and we cannot assure you that our NGOSS family of products will receive market acceptance. If our NGOSS family of products does not receive market acceptance, we may not be able to recover significant resources we invested in the development of these products and we may lose future revenues. As a result, our business, financial condition and results of operations may be adversely affected.

The development and roll-out of our NGOSS family of products may be difficult and costly, and we may not have enough resources to execute our strategy.

We plan to continue devoting significant management and financial resources to developing our NGOSS family of products and to expanding our customer base by targeting potential customers for our NGOSS products in markets that we have not previously served. We will be dependent on our ability to secure enough funds, and if we will not be able to raise funds we may not be able to execute our strategy, which may leave us with low liquidity resources.

If the Internet or broadband communication services growth slows, demand for our NGOSS family of products may fall.

The success of our NGOSS family of products will depend heavily on the continued acceptance of the Internet as a medium of commerce and communication, and the growth of broadband communication services. If use of the Internet or broadband communication services does not continue to grow or grows slower than expected, the market for software that manages communications over the Internet may not develop and our sales of our NGOSS products would be adversely affected.

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

We rely on our strategic relationships with IBM, Nortel, VocalTec, Siemens, CMGLogica,  Samsung and others to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to generate significant revenues for us, or a termination of any of these relationships, could harm our operations and profitability.

We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

Our current customers are located in more than 25 countries and we are seeking to expand into other markets. We currently derive significant revenues from business in the United States, Europe and Israel. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future.

Our international operations and revenues are subject to a number of inherent risks, including:

•	difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

•	the impact of possible recessionary environments in certain economies;

•	changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

•	difficulties in enforcing our rights in various jurisdictions;

•	reduced protection for intellectual property rights in some countries;

•	tariffs and other trade barriers;

•	adverse tax consequences;

•	restrictions on the conversion of currencies or the repatriation of earnings;

•	the burdens of complying with a wide variety of foreign laws and regulations; and

•	economic and political instability.

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

Our plans to expand our international operations will require significant expenditures and could reduce our operating margins.

We intend to enter into additional international markets and to continue to expand our international operations by:

•	expanding our direct sales force;

•	opening additional in-region customer support and sales offices; and

•	adding distributors and pursuing additional strategic relationships.

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

The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the network management and operations support systems market. Our current and potential competitors include:

•	organizations’ internal design and development departments that produce network management and operations support applications for their particular needs;

•	providers of network management and operations support systems applications, such as Agilent Technologies, Cramer, Granite, Hewlett-Packard, Inet, Metasolv, Micromuse and Telecordia;

•	communications equipment vendors, such as Ericsson and Lucent Technologies; and

•	systems integrators who provide programming services to develop customer-specific applications, such as CMGLogica, BusinessEdge, Accenture, Cap Gemini and IBM Global Services.

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

A large portion of our revenues and expenses are in currencies other than U.S. dollars. Accordingly, fluctuations in exchange rates between these currencies and the U.S. dollar could reduce our revenues and profitability.

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

We are subject to a number of risks relating to intellectual property rights, including the following:

•	the measures we have taken to protect our proprietary rights may not be adequate to prevent others from misappropriating our technology or from independently developing or selling technology or products with features based on or similar to ours;

•	our customers that are given access to our intellectual property rights under rare circumstances, may infringe these rights;

•	our intellectual property rights may be challenged, invalidated, violated or circumvented and may not provide us with any competitive advantage;

•	any future litigation to protect our proprietary rights could result in substantial cost to us, even if we ultimately prevail; and

•	determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

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

We rely on our proprietary software technology to compete in our markets. We are subject to a number of risks relating to intellectual property rights, including the following:

•	we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps;

•	we may inadvertently violate the intellectual property rights of other parties and other parties may assert infringement claims against us;

•	if we violate the intellectual property rights of other parties we may be required to modify our products or intellectual property or obtain a license to permit their continued use;

•	any future litigation to defend us against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail; and

•	determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

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

The development, enhancement and implementation of our complex software products involve substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in products after they are licensed to customers. This could result in:

•	a delay in recognition or loss of revenues;

•	loss of market share; and

•	failure to achieve market acceptance.

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

As of March 15, 2004, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and Systems Ltd., owned approximately 50.22% of our outstanding ordinary shares. These shares may be deemed to be beneficially owned together by:

•	Arad Investments and Industrial Development Ltd., the holder of approximately 56.52% of the shares of Team Computers;

•	Shlomo Eisenberg, the chairman of our board of directors and the boards of directors of Arad, Team Computers and Team Software, and the holder of approximately 14.44% of the shares of Team Computers directly, and a member of the controlling group of shareholders of Arad; and

•	Meir Lipshes, our Chief Executive Officer and a director of us, Team Computers and Team Software, and the holder of approximately 8.26% of the shares of Team Computers directly.

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

Our Chairman’s conviction for violations under Israel’s Securities Law and Penal Law may have adverse effects on our business.

Shlomo Eisenberg, the chairman of our board of directors and one of the members of the group of shareholders who indirectly control the largest beneficial owner of our shares, Team Software, has been convicted and sentenced on several counts under Israel’s Securities Law and Penal Law which are not related to the Company. For more details regarding this matter, please see the discussion under “Item 6A – Directors and Senior Management”. Mr. Eisenberg informed the Company that he intends to appeal the conviction and the sentence. If Mr. Eisenberg is not successful in his appeal, he may be precluded from serving as a director of any public company, including ours. The conclusion of Mr. Eisenberg’s services may have adverse effects on our business. Mr. Eisenberg’s continued presence on our board of directors may have adverse effects on our business, and may harm perceptions of us in the investment community.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Risks Relating to Operations in Israel

Conditions in Israel could harm our results of operations.

We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence hostilities between Israel and the Palestinians, which has led to a crisis in the entire peace process and has affected Israel’s relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as the result of the recent increase in hostilities.

We do not believe that the political and security situation has had a material impact on our business to date; however, we can give no assurance that it will have no such effect in the future. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic conditions in Israel could adversely affect our operations.

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

Our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approve enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. This could harm our business and our profitability.

The tax benefits we currently receive may be reduced in the future.

The applicable law regarding approved enterprise programs will expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of the tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

The government programs we currently participate in require us to meet several conditions, which we may fail to satisfy.

We receive grants and participate in programs sponsored by the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and the Israel-United States Binational Industrial Research and Development Foundation, known as the BIRD Foundation and from the European Union. To maintain our eligibility for these programs we must continue to meet several conditions under these grant programs, including paying royalties with respect to the grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel, or require that we share with others intellectual property rights that are the subject of such grants. If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to refund any payment previously received under these programs. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs.

The government programs in which we currently participate may be terminated or reduced in the future which would increase our costs.

The Israeli government has reduced the benefits available under the Office of the Chief Scientist programs in recent years, and has indicated that it may reduce or eliminate these benefits in the future. These programs may not continue in the future at their current levels or at any level. From time to time we submit requests for new grants from the Office of the Chief Scientist. These requests might not be approved, particularly in light of the difficult economic conditions in Israel. The termination or reduction of these grants would require us to divert other funds to product development and increase our other operational costs.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty. They may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees because of military service. The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by key personnel could harm our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

Service of process upon our directors and officers named herein may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

•	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in new Israeli shekels, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in new Israeli shekels at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in new Israeli shekels ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

Provisions of Israeli law could delay, prevent or make difficult a merger or other business combination.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days’ notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least 70 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors;

•	the introduction of new telecommunications services and new industry standards;

•	changes in pricing policies by us or our competitors;

•	general market conditions, and changes in market conditions in our industry;

•	the general state of the securities market (particularly the technology sector); and

•	political, economic and other developments in the State of Israel and worldwide.

In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. The price levels of technology stocks traded on the Nasdaq National Market decreased significantly during 2001, 2002 and 2003. These broad market and industry factors may depress our share price, regardless of our operating results.

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

B.            Business Overview

We are a leading global provider of network management systems, or NMS, operations support system, or OSS, and business support system, or BSS, solutions for the communications industry. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure and to automate, simplify and manage the complex process of delivering multiple communications services over diverse networks. Our Netrac suite of products supports multi-vendor voice and data architectures over wireline, wireless and optical networks, allowing our customers to streamline operations and efficiently and rapidly roll out new services. We are currently developing our next-generation operations support system, or NGOSS, family of products under our proven Netrac platform to address next-generation architectures and managed Internet Protocol, or IP, services. Certain modules from our NGOSS family of products are currently being commercially deployed by one of our tier 1 communications service provider customers.

We have a significant installed base of solutions with more than 60 customers, including some of the world’s largest communication service providers, commonly referred to as tier 1 and tier 2 operators. We have established working relationships with a number of leading network and communications equipment providers which allow us to provide end-to-end integrated solutions as well as stand-alone modules to meet our customers’ needs. Our Netrac suite of products is based on proven technology, which, when combined with our professional service offerings, including customization, implementation and integration expertise and post-sales customer support, make us an attractive turn-key solution provider. Our software products are designed to work with a wide range of network equipment manufacturers and varied technologies increasing the potential market for our systems.

Many communications service providers, including most tier 1 and tier 2 operators, are engaged in, or are in the planning stages of, rolling out next-generation architectures and managed IP services over wireline, wireless and optical networks. We intend to leverage our extensive installed base of solutions, customer contacts and relationships with equipment manufacturers to become an integrated provider of service assurance and service fulfillment solutions for legacy and next-generation networks.

Our Netrac service assurance solutions, consisting of fault, performance and service management products, provide intelligence to help carriers proactively and strategically manage their businesses in a complex environment. Our service assurance products monitor and assure the quality of network services and ensure that appropriate service level agreements or SLAs, specifying the level and quality of service to be provided to customers are enforced, enabling communications service providers to rapidly and remotely identify and correct any network bottlenecks or failures.

Our Netrac service fulfillment solutions, consisting of order and inventory management, service provisioning and service activation products, enable network service providers to efficiently enter, manage and fulfill orders for service from their customers.

Our Netrac billing mediation solutions allow service providers to efficiently collect, process and manage their raw network data to generate billable revenue of network services to their customers.

Industry Background

The deregulation process of the U.S. telecommunications market, including AT&T’s breakup in 1994 and the Telecommunications Act of 1996, revamped the competitive landscape. New market entrants were given access to incumbent networks, including, most significantly, the “last mile” connection to subscribers’ homes and offices. Access to incumbent networks and the funding of vibrant capital markets spurred intense competition and the emergence of competitive local exchange carriers, or CLECs. Competition and funding encouraged massive network build-outs as competitors sought to offer more services at lower costs.

Facing competition, the new service providers, which depended on their ability to deploy their services rapidly and cost effectively without sacrificing quality, and the incumbents, which sought to protect their markets, placed a greater emphasis on customer satisfaction. It became imperative to deliver timely services to customers over efficient networks. The new focus on customer service took place against a backdrop of increasing network complexity as voice and data transmissions converged and new services and technologies emerged. Concurrently, service providers sought to reduce their capital and operational expenditures and streamline their business processes to operate more efficiently and gain a competitive edge. OSS and BSS solutions maximize the return on invested capital by increasing the service provider’s efficiency and staff productivity, reducing operational costs and facilitating the rapid deployment of new services.

Network convergence and the Internet are delivering, and will continue to deliver, new services and increased efficiency. However, this convergence will not be possible if the new networks are unmanageable. Service providers offer integrated services, including long-distance, Internet, wireless and voice, over multiple or converging networks and must operate and manage both legacy voice systems and newly-built data networks, utilizing and combining traditional circuit-switched and new packet-based technologies. In addition to networks being more complex to manage and operate, services offered have also grown in complexity.

With complex networks to operate and manage and a growing demand for a variety of customized services and billing schemes, communications service providers require sophisticated tools to execute their strategies, reduce customer churn and to maximize the return on their significant investments in infrastructure and customer acquisitions. NMS, OSS and BSS solutions help to automate the installation, maintenance, monitoring and management of communications networks. Service providers use these systems to streamline the processes of adding subscribers, managing network performance and introducing new services.

Our Solution

Our Netrac suite of products, combined with our comprehensive professional service offerings, enable communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure, offer new services over complex networks and efficiently add new subscribers without impacting network performance. Our expertise is derived from over a decade of developing and implementing software solutions for diverse communications service providers around the world. We are currently leveraging this expertise and developing our NGOSS family of products to provide a comprehensive solution for next-generation architectures and managed IP services. Our NGOSS family of products will provide end-to-end integrated solutions as well as stand-alone modules for NMS, OSS and BSS applications in legacy and next-generation architectures. Certain modules from our NGOSS family of products are now being commercially deployed by one of our tier 1 operator customers.

Our Netrac solution provides the following advantages:

•	Comprehensive, End-to-End Integrated and Modular Product Offering . Our Netrac suite of products is composed of products that may be used in any combination to suit a communications service provider’s specific business needs and budget. Our Netrac modules seamlessly integrate with one another to provide either a comprehensive solution or address specific functions in areas such as fault management or service impact analysis.

•	Flexible Platform. Our modular system provides our customers with an easy way to add new functionality and services and adapt to new technologies, as well as a scalable system that can easily accommodate the addition of network elements and growth in subscribers.

•	Management of Existing and Next-Generation Networks. Our Netrac suite of products is designed to manage both legacy and next-generation wireline and wireless networks via a unified management platform. As a result, as we roll out the NGOSS family of products, communication service providers will be able to manage heterogeneous networks consisting of both legacy and next-generation technologies, protect investments in legacy systems and facilitate the migration to next-generation architectures.

•	Open Architecture. Netrac’s open mature application platform interfaces, or APIs, enables communications service providers to integrate their internal and third party systems and applications in their OSS environments, allowing the seamless exchange of information among these systems and applications. We continuously update our already extensive library of APIs, enabling interfaces with customers’ internal and third party software systems.

•	Cost Effectiveness and Maximizing Return on Investment . Our Netrac suite of products streamlines operations, improves service restoration times and automates time-consuming service provisioning and assurance processes, leading to significant cost reductions. Netrac’s libraries and ability to communicate with various network elements and technologies result in rapid deployment of network devices and services, leading to faster time-to-revenue.

•	Professional Services Enabling Turn-Key Solutions. We deliver end-to-end integrated turn-key solutions to communications service providers which are tailored by our professional services team to meet our customers’ specific requirements. Our professional services include customization, implementation and integration of our products within a communications service provider’s existing OSS environment.

•	Rapidly Deployable Solutions . Our Netrac suite of products is network equipment vendor-independent and includes a pre-built set of modules and extensive libraries and applications, which enables communications service providers to rapidly and cost effectively deploy new network elements and services.

Strategy

Our goal is to solidify and improve our position as a leading provider of NMS, OSS and BSS solutions for legacy networks and to establish a position as a leading provider of these systems for next-generation networks and managed IP services. Our strategy to achieve this goal contains the following key elements:

•	Expand and Enhance Product Offerings and Extend Technological Leadership. We intend to continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers. We are committed to keeping our products at the forefront of the industry by offering products that support new services and technologies, including next-generation architectures and managed IP services.

•	Capitalize on our Worldwide Customer Base . We intend to capitalize on our long-term relationships with communications service providers, including many tier 1 and tier 2 operators to cross-sell our Netrac suite of products to additional divisions within our existing customers’ organizations. We expect to leverage our relationships and proven track record to become their preferred choice for next-generation network solutions. In addition, positive referrals from our existing customers have historically resulted in new sales opportunities for us.

•	Leverage our Existing Sales and Marketing Infrastructure to Broaden our Installed Base of Existing Products and Launch Our NGOSS Family of Products. We plan to utilize our strong sales and marketing presence, which has broad expertise and geographic coverage, to further penetrate markets, broaden our installed base and customer list and cross sell additional products to current customers. Further, as we introduce our NGOSS family of products, our retrained sales staff will be in the forefront of our efforts to showcase our new and enhanced product offerings.

•	Focus Sales Penetration Efforts on Tier 1 and Tier 2 Communications Service Providers. We seek to continue to solidify and improve our existing relationships with tier 1 and tier 2 communications service providers worldwide. We will leverage our extensive installed base and new product offerings to build on these relationships and to penetrate other large communications service providers. By offering our products to a growing number of industry-leading communications service providers, we increase acceptance and demand for our products.

•	Expand and Develop Additional Strategic Partnerships. Our strategic partnerships with leading software and hardware vendors and systems integrators enable us to leverage the marketing strengths and customer base of our partners, thereby expanding our own installed base. Some of these partners assist us in generating sales leads. We intend to strengthen our existing strategic partnerships and to create new alliances as a means of identifying new business opportunities and entering new markets.

Products and Services

Our Netrac suite of products is capable of service provisioning, activation and monitoring, and managing complex wireline, wireless and optical networks encompassing various domains including Asynchronous Transfer Mode, or ATM, Digital Subscriber Line, or DSL, Synchronous Digital Hirarchy/Synchronous Optical Network, or SDH/SONET, Time Division Multiple Access, or TDMA, and Signaling System 7, or SS7.

 We are currently developing our NGOSS family of products under our proven Netrac platform to address next-generation architectures and managed IP services. Next-generation architectures include Dense Wavelength Division Multiplexing, or DWDM,  IP over SDH/SONET, General Packet Radio Service, or GPRS, Multiprotocol Label Switching, or MPLS, Single Carrier Radio Transmission Technology, or 1xRTT, Universal Mobile Telecommunications, or UMTS, Third Generation Mobile Telecommunication Systems, or 3G, and Code Division Multiple Access 2000, or CDMA 2000. Managed IP services include IP Virtual Private Networks, or IP VPNs, Voiceover IP, or VoIP, Layer 2 VPN, or L2VPN, Virtual Local Area network, or VLAN, and IP Security Protocol, or IP Sec.

Since the first quarter of 2003, we have been reducing our activities in the SS7 field; however, we continue to support existing customers.

Our Netrac suite of products consists of the Netrac platform, or base package modules, and service assurance and service fulfillment modules. These modules are the basic building blocks which we use, in various combinations, to construct NMS, OSS and BSS solutions for our customers. Integrated modules can be combined or, if necessary, developed by us to meet customers’ communications network requirements. Various combinations of these modules can be utilized to manage comprehensive networks or to manage individual network elements.

The following table illustrates our principal existing products and their availability for next-generation architectures:

Our quality management system for the development, design, testing, support and sales of our NMS, OSS and BSS solutions has been certified as meeting ISO 9001 standards by the Standards Institution of Israel.

Netrac Base Package

Our Netrac base package provides the basic infrastructure to manage communications operations and serves as a common platform for our products, including our NGOSS family of products. It incorporates significant functionality which allows rapid development of solutions for complex networks. Its advantages include a state-of-the-art graphical user interface, a communications backbone which enables the seamless integration of Netrac products and with external applications and a solution infrastructure which is easily customizable.

Mediation Products

Our Netrac mediation products collect raw data from various network elements and process and transfer the data to other Netrac products and external third party systems. Our mediation products also support the sending of commands and controls from various applications to the network elements.

Our mediation products come with numerous libraries of rules already in place, enabling communications service providers to quickly introduce and deploy new network elements and services, as well as rapidly define new network elements within the existing management environment.

Our Netrac mediation products include the following:

•	Device Expert (DvXpert) collects events, alarms, performance indicators, configuration information and xDR records from an entire network and processes and transforms the raw information and distributes it to Netrac and third party applications.

•	Netrac Command Interface (NCI) serves as a platform for sending commands and controls to network elements, regardless of the elements’ command language or syntax.

Security Management Products

Our security management products ensure secure, centralized access to network elements, protecting the network from both internal and external security threats by rapidly detecting security risks and alerting administrators to take corrective action.

Our Netrac security management products include the following:

•	SecureCentral automates the process of downloading user security profiles and updates to the profiles to network elements, eliminating the need to manually update each network element with user information.

•	SecureNE provides a centralized gateway through which authorized users can view, access and send commands to different network elements, ensuring that only authorized users can gain access, thus preventing network penetration and downtime caused by accidental use or malicious intent.

•	SecureDetect identifies internal and external security threats and intrusion attempts in a network, and sends warning notifications to security administrators.

Service Assurance Solutions

Our Netrac service assurance solutions, consisting of fault, performance and service management products, provides  intelligence to help carriers proactively and strategically manage their businesses in a complex environment. Our service assurance products monitor and assure the quality of network services and ensure that appropriate SLAs are enforced, enabling network service providers to rapidly and remotely identify and correct any network bottlenecks or failures.

Service Management Products

Our Netrac service management products enable communications service providers to monitor and manage services across multi-technology, multi-vendor networks and perform historical analysis of service behavior for improved service planning and design. Our service management products allow service providers to define, track and manage SLAs and ensure that customers are benefiting from high network performance and availability levels.

Our Netrac service management products include the following:

•	SLA Manager defines, tracks and reports on SLAs. SLA Manager collects and calculates key quality indicators from an entire network in order to assess the service levels delivered to customers and determine whether SLAs are being met.

•	Service Monitor monitors service performance in near real-time, and pinpoints service performance degradations and outages.

•	Service Analyzer collects, processes and analyzes historical service performance and quality of service and presents this information in reports, enabling network personnel to better understand service demand patterns and improve service planning and design decisions.

•	ServiceTest measures the performance and availability of services from an end-user’s point of view via testing probes.

Fault Management Products

Our Netrac fault management products detect alarms across all domains and alert controllers of impending faults in near real-time. The fault management products perform root-cause analysis, manage trouble tickets from creation to resolution, determine the impact of network faults on services and customers, and facilitate automatic response to network problems.

Our Netrac fault management products include the following:

•	Fault Management (FaM) is a real-time alarm surveillance and management system that offers network operations center, or NOC, personnel an all-inclusive, prioritized view of alarms from various network domains and equipment.

•	Correlator+ is an alarm correlation system designed to detect and isolate root-cause faults from the incoming alarm volume, allowing customers to efficiently handle multiple alarms and quickly resolve problems by reducing large alarm volumes into a single root-cause alarm.

•	NetImpact identifies, in real-time, the services and customers that are impacted by faults, allowing NOC controllers to prioritize repair activities and proactively contact affected subscribers.

•	FaultPro proactively solves network faults by automatically sending predefined commands to network elements in response to alarms.

•	Netrac Trouble Ticket (NeTkT) manages trouble tickets from creation through resolution. NeTkT allows communications service providers to implement the desired workflow in the problem resolution cycle and ensure the assignment of problems to the appropriate personnel.

Performance Management Products

Our Netrac performance management products perform real-time monitoring and long-term analysis of network behavior based on performance measurements and xDR records. Our performance management products help service providers identify and address traffic degradations before they impact customers, maximize network performance and increase network utilization.

Our Netrac performance management products include the following:

•	Performance Management Module (PMM) collects and analyzes performance measurements and xDR records in order to provide an accurate picture of network health and utilization. The PMM also presents traffic information to help network staff understand network and service status and predict future network behavior.

•	TrafficView provides operators with near real-time network monitoring and traffic surveillance capabilities based on performance measurements and xDR records. TrafficView detects traffic exceptions using sophisticated dynamic thresholds, alerting service providers to potential problems before they affect customers.

•	Traffic Control Handler (TCH) enables authorized personnel to respond to traffic exceptions in a network by sending traffic controls to the appropriate network elements.

xDR Analysis Products

Our Netrac xDR analysis products analyze quality of service in a network, identify fraudulent call behavior patterns and ensure the accuracy of the billing process using xDR records.

Our Netrac xDR analysis products include:

•	CallExpert transforms raw xDR records into meaningful information that can be used for network and service monitoring, capacity planning and marketing-related applications, providing communications service providers with the tools to perform advanced quality of service, call failure and traffic trends analysis.

•	FraudDetect detects fraudulent activity in the network by comparing suspicious usage patterns with predefined profiles, and alerts users to suspicious behavior.

•	Billing Verification collects and compares xDR records obtained from different network sources such as switches, billing gateways, dialers and test devices. By comparing and correlating between the different types of xDR records, the Billing Verification module identifies and alerts network users to billing discrepancies.

Service Fulfillment Solutions

Our Netrac service fulfillment solutions, consisting of order and inventory management, service activation and service provisioning products, enable network service providers to efficiently enter, manage and fulfill orders for service from their customers.

Inventory Management Products

Our Netrac inventory management products provide a total end-to-end physical, logical and service view of an entire network. Our inventory management products give service providers the ability to know what network resources are available, allowing them to utilize resources more efficiently. These products also synchronize the OSS database with the actual network, leading to reduced order fallout and allowing service providers to detect and reclaim unused resources.

Our Netrac inventory management products include the following:

•	Physical Inventory offers a physical representation of a network, and enables service providers to model, track and manage all the physical entities in their network. Physical Inventory serves as the underlying infrastructure for both Netrac applications and other third party systems, and makes valuable inventory data accessible to other systems.

•	Logical Inventory represents the logical network, visualizes circuit layout and graphically presents the logical connections between network elements. Logical Inventory models existing and emerging technologies, including Frame Relay, IP, ATM, SDH/SONET, 2G, 2.5G and 3G.

•	Service Inventory enables operators to efficiently create and model existing and new services. It also maps the relationships between offered services, network resources and customers.

•	Sync synchronizes an inventory database with the actual network, and auto-discovers new network elements that are introduced. Sync produces discrepancy reports that detail any inconsistencies between the inventory database and the actual network and pinpoints under-utilized network resources.

Provisioning Products

Our provisioning products streamline the provisioning process end-to-end, from intake to fulfillment. By automating time-consuming manual operations, our provisioning products allow operators to more quickly roll out services and meet customers’ demands promptly and cost-effectively. Our provisioning products manage information flow throughout the entire organization and provide users with complete information on an order’s status, helping to rapidly pinpoint and address any provisioning obstacles in real-time.

Our Netrac provisioning products include the following:

•	Work Order models and automates complex provisioning processes in dynamic environments. Work Order replaces error-prone manual operations with computerized tasks, eliminating inefficiencies from the provisioning process. Work Order processes and coordinates large volumes of service orders, and tracks the progression of each activity in the provisioning process.

•	Activate automatically activates services end-to-end across multi-vendor, multi-technology networks. Activate replaces manual processes with automated activities, thus eliminating the problems that tend to plague manual activation and reducing service activation times, and performs “rollback” in case of an activation failure.

Planning Products

Our planning products automate service design and assign processes, and enable network users to plan and implement mass changes in a network.

Our Netrac planning products include the following:

•	Route Builder automatically designs service routes while taking into account user-defined parameters such as cost, distance and maximum number of hops, as well as technical and business constraints.

•	Change Planner enables users to plan changes in a network, such as circuit and facility changes, external and internal connection changes and mass modifications in the network. Change Planner keeps network personnel updated on the status of the change and sends error notifications to the appropriate personnel.

Professional Services

We provide a broad array of professional service offerings to assist our diverse customer base. We focus on customer retention and our customers’ long-term satisfaction as key measures of the quality of these services.

We deliver the expertise necessary to customize, integrate and implement our software solutions. As of December 31, 2003, our professional services personnel consisted of 286 people operating in North America, Europe, Latin America, the Asia/Pacific region and Australia. We provide a comprehensive series of training courses to our customers, partners and employees to provide and enhance the knowledge and skills necessary to deploy, use and maintain our software solutions. Our training courses address the technical aspects of our products while providing examples of customer best practices and operational efficiencies. We also offer “Train-the-Trainer” programs to enable our customers to conduct their own internal end-user training.

Maintenance and Customer Support

We believe that a high level of maintenance and customer support is critical to our continued success in developing long-term relationships with our customers. At the time of installation, customers generally receive on-site training tailored to the user organization. We also offer supplementary training to clients on an as needed basis.

An initial warranty period, typically one year, is included in the cost of the license for our products. After that period, we offer support contracts, typically based on a percentage of the total license fee, but in some cases based on hourly rates. Our standard support contract entitles the customer to unlimited telephone support, product updates and product maintenance during the support period. We offer toll-free technical customer support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. Support is provided via telephone, remote-access and e-mail. We generally provide an initial response within approximately six hours and, if necessary, on-site assistance within approximately 48 hours. Most of our customers are covered by support contracts with, in some cases, services provided by local subcontractors.

Beyond support contracts, we also provide on-site network support for additional fees. Our site management services include:

•	system management;

•	configuration changes;

•	failure recovery;

•	performance tuning;

•	database administration support;

•	communications administration support;

•	preventive maintenance activities; and

•	coordination between hardware and software vendors.

Customers

Our primary customers are established, large communications service providers and equipment vendors. Our customers include:

•	incumbent local exchange carriers, or ILECs;

•	CLECs;

•	long-distance carriers;

•	wireless service providers and resellers; and

•	communications equipment vendors, such as vendors of switches, fixed wireless access equipment, transmission equipment and test equipment.

Potential intermediary customers include system integrators and private network owners, such as financial institutions and governmental entities.

To date, we have approximately 60 customers of our software solutions in more than 25 countries. Our significant customers with which we have ongoing relationships include the following:

AT&T	Nortel Networks

Belgacom	Partner Communications

Bezeq	Pelephone

Bezeq International	Sprint

Cable & Wireless	Tele2

Cellcom	Telekom SA

Cyprus Telecommunications Authority	Telia

Hutchison 3G	Telstra

ICE	Teracom

KPN	Tyco

Luxemburg PTT	Wind

Maltacom

Backlog

Our backlog represents signed purchase orders deliverable within 12 months. Backlog was approximately $24 million on December 31, 2001, approximately $33 million on December 31, 2002 and approximately $23 million on December 31, 2003.

Sales and Marketing

We market our products and services to communications service providers. As a key part of our marketing strategy, we have established strategic partnerships with leading software and hardware vendors and system integrators.

We have focused our direct sales activities on North America, Europe and the Asia Pacific region. Additionally, we market our products to communications service providers in Western Europe and Asia/Pacific Rim through relationships with strategic partners and agents.

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

To date, we have been successful in penetrating markets in North and South America, Europe, Israel, South Africa, the Asia/Pacific and Australia. We have established offices in The Netherlands, South Africa, Australia, Hong Kong, Costa Rica and several locations in the United States. In addition, we have sales representatives and sales consultants located in Africa (including South Africa, Botswana, Mozambique Mauritius, Namibia), Benelux countries, Italy, Poland, Brazil, Costa Rica, Cyprus, France, Germany, Greece, Mexico, Russia, Ukraine, Singapore, Taiwan, Thailand, Philippines, Turkey and UK.

As of December 31, 2003, we employed 79 sales and marketing personnel. To date, we have established relationships with many equipment and service providers, including IBM, Nortel, VocalTec, Samsung, Siemens, Smarts Communications, Legend, T-Systems, Ness Technologies and LogicaCMG. Through these partnerships, we deliver a joint, comprehensive solution that builds on each respective company’s strengths and jointly market our products. We intend to strengthen our existing strategic relationships, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

Research and Development

Our research and development efforts are currently focused on developing our NGOSS family of products to support next-generation technologies and managed IP services. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

As of December 31, 2003, we employed 205 full-time employees in research and development. We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our core capabilities include our:

•	familiarity with a wide variety of communications protocols and interfaces;

•	ability to assess customers’ networks and understand their NMS, BSS and OSS requirements;

•	ability to incorporate rule-based inference engines, data warehousing technology and replication tools into our Netrac solutions;

•	ability to adapt our products to different kinds of existing and next-generation wireline, wireless and optical networks; and

•	expertise in utilizing leading programming languages, operating systems and databases to create user-friendly, distributed NMS, OSS and BSS solutions.

         We reevaluate and enhance our product lines on an ongoing basis and seek to introduce new releases of each product regularly.

Gross research and development expenses were approximately $7.8 million, or 13% of our revenues, for the year ended December 31, 2001. Gross research and development expenses were approximately $9.3 million, or 16% of our revenues, for the year ended December 31, 2002. Gross research and development expenses were approximately $10.5 million, or 22.9% of our revenues, for the year ended December 31, 2003. We also invested $6.6 million in 2001in the development of our new platform and $2 million in 2002 in the development of our Service View management product, which amounts were capitalized in our financial statements. We did not capitalize any amount invested for development in 2003. We anticipate that we will commit increasing amounts to research and development in future periods.

The government of Israel encourages research and development projects oriented toward producing systems and products for export. We received grants and participate in programs sponsored by the Office of the Chief Scientist of the Israel Ministry of Industry and Trade, the BIRD Foundation and the European Union. We have relied on these grants for the financing of a portion of our product development expenditures. In the past, we recognized grants totaling $4.9 million from the Chief Scientist and the BIRD Foundation for the development of various aspects of our products.

In 2003 we received a grant of approximately $185,000 from the Chief Scientist, out of which $133,000 was provided to us as part of our participation in a consortium of companies engaged in the development of a management system for large networks (MAGNET program). We are not required to repay this grant, nor are we required to pay any royalties in respect thereof.

During 2003 we received a grant of approximately $52,000 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We are not required to repay this grant, nor are we required to pay any royalties in respect thereof.

As of December 31, 2003, our total contingent liability in respect of grants received from the Chief Scientist and the BIRD Foundation, net of royalties paid or accrued, was approximately $3 million. Although we have received grants in the past, and may do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers.

Competition

Competition in today’s economically challenging telecommunications marketplace is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. Competition in today’s market is exacerbated by the fact that service providers are extremely price conscious, and place greater demands than ever before on their vendors.

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

Our current and prospective competitors offer a variety of solutions to address the communications service provider market and generally fall within four categories:

•	organizations’ internal design and development departments that NMS, OSS and BSS applications for their particular needs;

•	providers of NMS, OSS and BSS applications, such as Agilent Technologies, Cramer Systems, Granite Systems, Hewlett-Packard, Metasolv, Micromuse, Telecordia Technology and Watchmark;

•	communications equipment vendors, such as Ericsson and Lucent Technologies; and

•	systems integrators who provide programming services to develop customer-specific applications, such as LogicaCMG, BusinessEdge Solutions, Accenture, Cap Gemini and IBM Global Services.

Intellectual Property

We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no registered patents and two patent applications pending. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. As part of our confidentiality procedures, we generally enter into invention assignment and proprietary information agreements with our employees and consultants and nondisclosure agreements with our customers and distributors. We also generally limit access to the source code of our products, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

In addition, in particular instances we are required by our customers to place the source codes for certain of our products into escrow arrangements to ensure that customers will not be adversely affected by an interruption in our business or if we materially breach our agreement with such customer. In limited circumstances, we are required to grant to our customers access to such source code for internal development purposes according to agreed terms. Such arrangements relating to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. Moreover, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, making the possibility of misappropriation of our proprietary technology more likely.

The steps we take to protect our proprietary technology may not prevent misappropriation of such technology, and such protections may not prevent competitors from developing products with functionality or features similar to our products. We believe that, because of the rapid pace of technological change in the market for our products, legal protections of our proprietary technology are less significant factors in our success than the knowledge, technical expertise, ability and experience of our employees, the frequency of product enhancements, timely introduction of new products and the quality of professional services and customer support we provide.

We develop customized solutions for certain customers to accommodate their specific requirements. Some of these customers retain certain intellectual property rights in such customized applications.

We believe that our products and trademarks do not infringe upon the proprietary rights of third parties and there are currently no pending claims to such effect. We may, however, receive future communications from third parties asserting that our products infringe, or may infringe, their proprietary rights. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could:

•	be time-consuming;

•	result in costly litigation and diversion of technical and management personnel;

•	cause product shipment delays;

•	require us to develop non-infringing technology; or

•	require us to enter into royalty or licensing agreements.

Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of product infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, financial condition and results of operations could be seriously harmed.

We rely on certain software that we license from third parties, including software that is integrated with third party and internally developed software and used in our products to perform key functions. For instance, we have licensed databases from Oracle and Sybase and development tools from Sybase and ILOG. There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms or at all. In addition, to a certain extent we are dependent upon such third parties’ ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes.

C.            Organizational Structure

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel and we are domiciled in Israel. We operate under the laws of the State of Israel. We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd. As of March 15, 2004, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers, held 50.22% of our shares.

Currently our subsidiaries are:

•	TTI-Telecom International Inc., a wholly-owned subsidiary, incorporated under the laws of the State of Delaware, and domiciled in New Jersey, U.S.A.

•	TTI-Telecom International B.V., a wholly-owned subsidiary, incorporated under the laws of The Netherlands, and domiciled in Amsterdam, The Netherlands.

•	TTI Telecom Australia PTY. Ltd., a wholly-owned subsidiary, incorporated under the laws of Australia, and domiciled in Sydney, Australia.

•	TTI France S.A.R.L., a wholly-owned subsidiary, incorporated under the laws of France, and domiciled in Paris, France.

•	Axarte Ltd., a wholly-owned subsidiary, incorporated under the laws of the United Kingdom, and domiciled in Newberry, UK.

•	Axarte GmbH, a wholly-owned subsidiary of Axarte Ltd., incorporated under the laws of Germany, and domiciled in Dorfen, Germany.

•	TTI BVI Ltd., a wholly-owned subsidiary, incorporated under the laws of the British Virgin Islands, and domiciled in the British Virgin Islands.

•	TTI Telecom (HK) Limited, a wholly-owned subsidiary, incorporated under the laws of Hong Kong, and domiciled in Hong Kong.

•	TTI Telecom Software Private Limited, a wholly-owned subsidiary, incorporated under the laws of India, and domiciled in Mumbai, India.

•	TTI Telecom de Costa Rica S.A., a wholly-owned subsidiary, incorporated under the laws of Costa Rica, and domiciled in San Jose, Costa Rica.

•	TTI Team Software (Malta) Ltd., a wholly-owned subsidiary, incorporated under the laws of Malta, and domiciled in Valleta, Malta.

•	CDR Technologies a wholly-owned subsidiary, incorporated under the laws of Israel, and domiciled in Petach Tikva, Israel.

D.            Property, Plants and Equipment

We do not own any real property.  Our principal facilities, in which our corporate headquarters are located, comprise approximately 58,000 square feet of office space, and are located in Petach Tikva, Israel. These facilities are leased from Team Computers, our largest beneficial shareholder.

We also lease the following facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 1,186 square feet in Plantation, Florida, USA; approximately 23,305 square feet in Atlanta, Georgia, USA; approximately 3,270 square feet in Lenexa, Kansas, USA; approximately 1,937 in Redmond, Washington, USA; approximately 400 square feet in Amsterdam, The Netherlands; approximately 1,300 square feet in Sydney, Australia; approximately 1300 square feet in San Jose, Costa Rica; and approximately 2,433 square feet in Hong Kong. Our leasing expenses for our facilities were approximately $1.7 million in 2003. We expect to pay total leasing expenses for our facilities of approximately $1.6 million in 2004.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results.

The following discussion of our consolidated financial condition and consolidated results of operations should be read in conjunction with the “Item 3A - Selected Financial Data” and our consolidated financial statements and notes to those statements included elsewhere in this document. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Item 3D - Risk factors” and elsewhere in this document, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., after having operated as a division of Team Computers since 1988. Team Computers is a publicly traded company in Israel.

Product revenues consist primarily of product license fees and fees for professional services required to customize our products for our customers. Service revenues consist of fees for maintenance, customer support and development services. In some cases, we receive commissions from hardware vendors which are accounted for as either product or service revenues, depending upon the project. Our usual sale to a customer ranges from $1 million to $10 million, depending upon the scope of the network and functionality required for a specific customer application. We believe that revenues from the license, service and support of our Netrac family of products will continue to account for most of our total revenues for the foreseeable future.

Revenues from software licenses usually require significant customization, integration and installation. The revenues are recognized using contract accounting on a percentage of completion method based on the relationship of labor days incurred to total estimated labor days to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. Revenues from maintenance and support contracts are recognized over the life of these contracts, which is typically one year, or at the time when our services are rendered.

Generally, the time elapsed from when we receive an order for our products to the completion of installation averages from six to eighteen months. Under the terms of some of our contracts, we invoice our customers as we complete certain milestones, which on average occur every few months, or, in certain cases, after installation has been completed. We generally receive payment 30 to 120 days after we invoice customers. As a result, an average of five to six months passes between our performance of work and our receipt of payment.

Sales effected through our strategic relationships with IBM, Nortel, VocalTec, Siemens and CMGLogica accounted for approximately 10% of our revenues in 2001, approximately 14% of our revenues in 2002 and approximately 18% of our revenues in 2003.

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

We recognizes revenue from software licenses that require significant customization, integration, installation and development services in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method based on the relation of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract. According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs, in other accounts receivable and prepaid expenses. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract.

Revenues from maintenance and support contracts are recognized ratably over the life of the agreement, which is typically one year, or at the time when such services are rendered.

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

Goodwill.  Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have performed impairment tests and determined that our goodwill in the amount of $1.1 million is not subject to an impairment charge as of December 31, 2002. On September 30, 2003, we internally performed impairment tests on our goodwill, which resulted in impairment of $1.1 million. Following such impairment, the value of our goodwill is zero.

Marketable securities.   We account for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  We determine the proper classification of investments in marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date. At December 31, 2003, all securities were designated as available-for-sale. Accordingly, the available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive income. Amortization of premium and accretion of discounts are included in financial income and other, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

Capitalized software development costs. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release, are capitalized in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” (“FSAS No. 86”) and amortized these costs over the product estimated economic life which historically has been between three to six years. No software development costs were capitalized in 2003.

The Company and its subsidiaries assess the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the cost of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2003.
On September 30, 2003, the net realizable value of the capitalized software development costs were periodically reviewed by management, based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing of each of them. This review indicated that the net realizable value of the capitalized software development costs exceed the unamortized capitalized costs. An amount of $5.9 million has been reduced and recorded as an impairment of capitalized software costs included in the cost of revenues.

Use of estimates.   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2001	2002	2003
Revenues:
Product	88.0%	80.6%	73.8%
Service	12.0	19.4	26.2

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	34.2	47.0	64.5
Service	5.9	9.7	13.9
Impairment of capitalized software development costs	-	-	12.8

Total cost of revenues	40.1	56.7	91.2

Gross profit	59.9	43.3	8.8
Operating expenses:
Research and development, net	10.3	13.6	22.6
Selling and marketing,	20.1	30.4	42.4
General and administrative	8.6	12.0	14.0
goodwill write-off	-	-	2.3
Allowance for doubtful accounts and bad debt	-	12.8	0.2
write-off

Total operating expenses	39.0	68.8	81.5

Operating income (loss)	20.9	(25.5)	(72.7)
Financial income, net	3.9	5.8	6.1

Income (loss) before income taxes	24.8	(19.7)	(66.6)
Income taxes	1.6	(1.0)	(1.0)

Net income (loss)	23.2%	(18.7%)	(65.6%)

	Years Ended December 31,
	2001	2002	2003
Sales by Geographic Areas:
Israel	7.5%	10.5%	7.3%
United States	54.5	30.7	39.4
Europe	26.5	32.5	26.3
Australia	0.6	7.4	4.2
South America	8.3	7.9	11.8
Far East	0.3	8.9	5.0
South Africa	2.3	2.1	6.0
	100.0%	100.0%	100.0%

Comparison of 2001, 2002 and 2003

Revenues

($ in millions)	Years Ended December 31,			% Change 2001 vs. 2002	% Change 2002 vs. 2003
	2001	2002	2003
Product sales	$53.5	$47.0	$33.9	(12)%	(28)%
Services	7.3	11.3	12.0	55%	6%
Total revenues	60.8	58.3	45.9	(4)%	(21)%

Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include fees for maintenance and customer support, as well as development services.

The decrease in our product revenues in 2003 and 2002 was primarily attributable to delays in some of our customers’ network roll-outs, extension of customers sale cycles and difficulties in obtaining new contracts, all of which we believe was a result of the overall decline in capital expenditure by customers in the telecommunication industry. Our product revenues also decreased due to the termination of a contract with a major customer as more fully set forth below under the heading “Item 8A – Legal Proceedings.”

The decrease in product revenues was partially offset by a 6% increase in our service revenues in 2003, and a 55% increase in our service revenues in 2002, which were primarily attributable to our entering into new maintenance contracts, and renewals of maintenance contracts with existing customers.

Cost of Revenues

($ in millions)	Years Ended December 31,			% Change 2001 vs. 2002	% Change 2002 vs. 2003
	2001	2002	2003
Cost of product sales	$20.8	$27.4	$29.6	32%	8%
Cost of services	3.6	5.7	6.4	58%	12%
Impairment of capitalized software development costs	0	0	5.9	-	-
Total cost of revenues	24.3	33.1	41.9	36%	26%

Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses, amortization of capitalized software and royalties paid to the Office of the Chief Scientist in each year.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services and third-party software vendors, personnel costs for telephone support and maintenance and other allocated expenses.

Gross Profit

($ in millions)	Years Ended December 31,			% Change 2001 vs. 2002	% Change 2002 vs. 2003
	2001	2002	2003
Product sales	32.8	19.6	4.2	(40)%	(79)%
Services	3.7	5.6	5.7	51%	2%
Impairment of capitalized software development costs	-	-	(5.9)	-	-
Total gross profit	$36.5	$25.3	$4.0	(31)%	(84)%

Gross profit as a percentage of revenues

	Years ended December 31,
	2001	2002	2003
Product sales	61%	42%	12%
Services	51%	50%	47%
Total gross profit	60%	43%	9%

Total gross profit decreased to $4 million in 2003 from $25.3 million in 2002, partially due to a one-time impairment charge related to capitalized software in the amount of $5.9 million.

The decrease in the gross profit and gross profit as a percentage on product revenues is due to intense price pressure resulting from competition and the increasing demands of customers to receive more functionality for reduced prices, the substantial amounts invested in customer funded R&D and the fixed expenses that remain unchanged on a lower revenue figure. The margin on gross profit for services decreased in 2003 compared to 2002 due to the execution of previous maintenance contracts during 2003. The gross profit of services as a percentage of service revenues decreased slightly due to price pressure resulting from competition.

Operating Expenses

($ in millions)	Years ended December 31,			% Change 2001 vs. 2002	% Change 2002 vs. 2003
	2001	2002	2003
Research and development, net	$ 6.3	$ 8.0	$10.3	26%	30%
Selling and marketing	12.2	17.7	19.5	45%	10%
Allowance for doubtful accounts	0	7.4	0.2	-	(97)%
Impairment of good-will	-	-	1.1	-	-
General and administrative	5.2	7.0	6.2	35%	(11)%
Total operating expenses	23.7	40.1	37.3	69%	(7)%

Research and Development Expenses, Net.   Gross research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

($ in millions)	Years ended December 31,
	2001	2002	2003
Total cost	$14.5	$11.4	$10.5
Less grant participations	1.6	1.4	0.2
Less - capitalization of software development costs	6.6	2.0	—
Research and development, net	6.3	8.0	10.3

Gross research and development expenditures decreased 8% to $10.5 million in 2003, from $11.4 million in 2002, and were offset by $0.2 million in grants recognized in 2003 compared to an offset of $1.4 million for grants recognized in 2002. As a result, research and development expenses, net (and after capitalization of our investments in the development of our Service View management product in the amount of $2 million in 2002), increased 29% to $10.3 million in 2003 from $8.0 million in 2002.

Gross research and development expenditures decreased 21% to $11.4 million in 2002, from $14.5 million in 2001 and were offset by $1.4 million in grants recognized in 2002 compared to an offset of $1.6 million for grants recognized in 2001. As a result, research and development expenses, net (and after capitalization of our investment of $6.6 million in the development of our new platform in 2001, and $2.0 million in the development of our Service View management product in 2002), increased 26% to $8.0 million, or 13.6% of total revenues, in 2002 from $6.3 million, or 10.3 % of total revenues, in 2001.

The increases in research and development net, in 2002 and 2003 were primarily due to costs associated with increased personnel, equipment and facilities with no additional grants to offset such expenses.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 42% of total revenues in 2003, 30.4% of total revenues in 2002 and 20% of total revenues in 2001. These increases were primarily due to the expansion of our sales and marketing organization in the United States, Asia Pacific and in Europe, as well as increased expenses for trade shows and other marketing programs, to increase sales of our existing products and launch our sales efforts relating to our next-generation products.    In addition, the sales process has become longer and sales efforts have become more complicated and intensive due to the demands to perform proof of concepts and to invest significant resources in presale activities.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses decreased 10% to $6.3 million, or 14% of total revenues in 2003, from $7.0 million, or 12% of total revenues in 2002. This decrease was primarily due to our efforts to reduce discretionary expenses.

General and administrative expenses increased 35% to $7.0 million, or 12% of total revenues in 2002 from $5.2 million, or 8.6 % of total revenues, in 2001. This increase was primarily due to increased hiring, facilities costs and associated expenses necessary to manage and support our growth.

Goodwill write off. During 2003 we incurred a charge for impairment of goodwill in the amount of $1.1 million relating to our investment in Axarte Limited. There was no comparable charge in 2002.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments, off-set by impairment of marketable securities, if any. Our financial income decreased to $2.8 million in 2003 from $3.4 million in 2002, due to the decrease in our liquid assets during the year 2003.

We recognized financial income of $3.4 million in 2002 compared to financial income of $2.4 million in 2001. The increase in the financial income in 2002 was primarily attributed to the devaluation of the US dollar against the Euro, which was partially offset by an increase of impairment of marketable securities.

Allowance for doubtful accounts and bad debt write off.  The allowance for doubtful accounts consists of the balance of the unpaid sums under our agreements with two major customers. One of these agreements was terminated by the customer, and the second was terminated by mutual agreement, and the dispute thereunder was settled. Please see the information about these customers set forth below under the heading “Item 8A – Legal Proceedings.” Allowance for doubtful accounts was in the aggregate amount of $7.5 million in 2002 and $177,000 in to 2003.

Research and Development

We conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants from the Office of the Chief Scientist, the BIRD Foundation and the European Union. The Chief Scientist and the European Union provided grants of approximately $1.6 million for the year ended December 31, 2001, approximately $1.4 million for the year ended December 31, 2002 and approximately $237,000 for the year ended December 31, 2003.Of our total research and development expenses, these grants accounted for 11% in 2001, 12.4% in 2002 and 2.3% in 2003.

With respect to grants we received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, we paid or accrued to the Israeli government approximately $347,000 for the year ended December 31, 2001, $258,000 for the year ended December 31, 2002 and $110,000 for the year ended December 31, 2003. See Item 5B – “Grants from the Office of the Chief Scientist”.

We have also received royalty-bearing grants from the BIRD Foundation to be repaid at the rate of 3.5% to 5% of sales of products developed as a result of the research projects funded by the BIRD Foundation until a maximum of 150% of the U.S. dollar amount we received, linked to the United States consumer price index, is repaid. These royalty-bearing grants received for research and development are offset against our gross research and development expenditures. We paid or accrued to the BIRD Foundation approximately $10,000 for the year ended December 31, 2001, $36,000 for the year ended December 31, 2002 and $9,000 for the year ended December 31, 2003. We have not received grants from the BIRD Foundation since 1996.

We received grants of approximately $687,000 in 2002 and $185,000 in 2003 from the Chief Scientist, out of which $133,000 was provided to us as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these grants, nor are we required to pay any royalties in respect thereof.

We received grants of approximately $62,000 in 2002 and $52,000 in 2003 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We have not received any grants during the year 2003 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We are not required to repay these grants, nor are we required to pay any royalties in respect thereof.

Corporate Tax Rate

Israeli companies are generally subject to tax at the rate of 36% of taxable income (and to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003). However, our facilities in Petach Tikva have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities.

Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2011 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital.

The above benefits are conditions upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder an dthe instruments of approval for the specific investments in approved enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of benefits received, in whole or in part.

Our effective tax rate was 5.1% in 2002, and 6.6% in 2001. Due to the expiration of certain of  the  tax  benefits and exceptions discussed above and a decrease in the impact of the remaining benefits, our effective tax  rate was supposed  to increase to 17% in 2003, but since we incurred losses in this year, we were not required to pay taxes. During the year 2003 we recorded deferred taxes in the amount of $456,000. We believe that this deferred tax together with additional deferred tax in the amount of $585,000 which was recorded in 2002, will be set-off against our income tax liability within 3 years. See Note 10 to our consolidated financial statements incorporated by reference in this annual report for more information on our income taxes.

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

The rate of inflation (deflation) in Israel was 1.4% in 2001, 6.5% in 2002 and (1.9)% in 2003, while the rate of devaluation (revaluation) was 9.3% in 2001, 7.3% in 2002 and (7.6) % in 2003.

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

	Quarters Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30 2002	Dec. 31 2002	Mar. 31 2003	June 30 2003	Sept. 30 2003	Dec. 31 2003
Revenues:
Products	$15,918	$16,400	7,232	7,471	8,551	8,480	7,732	9,068
Services	2,268	2,816	3,019	3,217	2,789	3,047	3,301	2,899

Total revenues	18,186	19,216	10,251	10,688	11,340	11,527	11,033	11,967
Cost of revenues:
Products	5,814	5,774	7,485	8,325	7,670	7,697	6,815	7,437
Services	1,120	1,381	1,492	1,682	1,552	1,559	1,713	1,544
Impairment of capitalized software
development costs							5,864

Total cost of revenues	6,934	7,155	8,977	10,007	9,222	9,256	14,392	8,981

Gross profit	11,252	12,061	1,274	681	2,118	2,271	(3,359)	2,986

Operating expenses:

Research and development, net	1,759	1,880	1,943	2,376	2,463	2,425	2,456	2,974
Selling and marketing	3,563	4,070	4,333	5,759	4,715	4,950	4,871	4,929
General and administrative	1,639	1,682	1,806	1,853	1,580	1,486	1,670	1,597
goodwill write-off provision for
doubtful accounts	-	-	-	-	-	-	1,052	-
Allowance for doubtful accounts and
bad debt write-off	-	-	-	7,456	-	165	-	12

Total operating expenses	6,961	7,632	8,082	17,444	8,758	9,026	10,049	9,512
Operating Income (loss)	4,291	4,429	(6,808)	(16,763)	(6,640)	(6,755)	(13,408)	(6,526)
Financial income, net	409	1,045	698	1,260	547	865	756	625

Income (loss) before income taxes	4,700	5,474	(6,110)	(15,503)	(6,093)	(5,890)	(12,652)	(5,901)
Income taxes	320	389	(50)	(1,244)	(325)	(41)	14	(104)

Net income (loss)	$4,380	$5,085	$(6,060)	$(14,259)	(5,768)	(5,849)	(12,666)	(5,797)

Basic (loss) net earnings per share	$0.37	$0.43	$(0.51)	$(1.20)	(0.49)	(0.49)	(1.07)	(0.49)

Diluted net earnings (loss) per share	$0.36	$0.42	$(0.51)	$(1.20)	(0.49)	(0.49)	(1.07)	(0.49)

	Quarters Ended
	Mar. 31 2002	June 30 2002	Sept. 30 2002	Dec 31 2002	Mar. 31 2003	June 30 2003	Sept. 2003	Dec. 31 2003
Revenues:
Products	87.5%	85.3%	70.5%	69.9%	75.4%	73.6%	70.1%	75.8%
Services	12.5	14.7	29.5	30.1	24.6	26.4	29.9	24..2

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Products	32.0	30.0	73.0	77.9	67.6	66.8	61.8	62.1
Services	6.1	7.2	14.6	15.7	13.7	13.5	15.5	12.9
Impairment of capitalized software
development costs							53.1

Total cost of revenues	38.1	37.2	87.6	93.6	81.3	80.3	130.4	75.0

Gross profit	61.9	62.8	12.4	6.4	18.7	19.7	(30.4)	25.0

Operating expenses:

Research and development, net	9.7	9.8	19.0	22.2	21.7	21.1	22.3	24.9
Selling and marketing	19.6	21.2	42.3	53.9	41.6	42.9	44.1	41.2
General and administrative	9.0	8.7	17.5	17.3	13.9	12.9	15.2	13.3
goodwill write-off	0.0	0.0	0.0	0.0	0.0	0.0	9.5	0.0

allowance for doubtful accounts	0.0	0.0	0.0	69.8	0.0	1.4	0.0	0.1
and bad debts write-off

Total operating expenses	38.3	39.7	78.8	163.2	77.2	78.3	91.1	79.5

Operating Income (loss)	23.6	23.1	(66.4)	(156.8)	(58.5)	(58.6)	(121.5)	(54.5)
Financial income, net	2.2	5.4	6.8	11.7	(4.8)	(7.5)	(6.9)	(5.2)

Income(loss) before Income taxes	25.8	28.5	(59.6)	(145.1)	(53.7)	(51.1)	(114.7)	(49.3)
Income Taxes	1.7	2.0	(0.5)	(11.7)	(2.8)	(0.4)	0.1	(0.9)

Net income (loss)	24.1%	26.5%	(59.1)%	(133.4)%	(50.9)%	(50.7)%	(114.8)%	(48.4)%

B.            Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and bank deposits of $54.5 million for the year ended December 31, 2001, $48.1 million for the year ended December 31, 2002 and $35 million for the year ended December 31, 2003.

Our operating activities provided (used) cash of $16.3 million for the year ended December 31, 2001, $1.9 million for the year ended December 31, 2002, and $(11.1) million for the year ended December 31, 2003. We had no cash provided from financing activities in 2002 and in 2003.

Our capital expenditures were $2.1 million in 2003, $3.9 million in 2002 and $5 million in 2001. Our capital investments for improvements of leased premises were $1.3 million in 2001, $0.3 million in 2002 and $0.2 million in 2003. We also invested $6.6 million in 2001 in the development of our new platform, and $2 million in 2002 in the development of our Service View management program, which investments were capitalized in our financial statements. We did not capitalize any amount invested for development in 2003.

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

Management believes our cash and cash equivalents reserve, as well as cash flow from our operations in 2004, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the year.

Market Risk

For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Grants from the Office of the Chief Scientist

From time to time we receive grants under programs of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel.This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law. Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, or up to 150% thereof in the case of some of our earliest programs. The royalty rates applicable to our programs range from 3.5% to 5%.

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

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

We currently employ 205 full-time employees in research and development. Gross research and development expenses were approximately $14.4 million, or 23.7% of our revenues, for the year ended December 31, 2001. Gross research and development expenses were approximately $11.3 million, or 19.4% of our revenues, for the year ended December 31, 2002. Gross research and development expenses were approximately $10.5 million, or 22.9% of our revenues, for the year ended December 31, 2003. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.”  We anticipate that we will commit increasing amounts to research and development in future periods.

As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist. Approval is not required for the export of any products resulting from the research and development based on these grants. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see “Item 5B – Liquidity and Capital Resources– Grants from the Office of the Chief Scientist.”

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

E.             Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2003, the Company’s known contractual obligations by type of obligation and for the periods indicated:

Contractual Obligations	Payment due by period (in thousands US$)
	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating Lease Obligations (facilities and vehicles)	4,863	1,747	3,116	0	0

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A - Operating Results – Research and Development.”

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

                Our directors and officers as of March 15, 2004, are as follows:

Name	Age	Position
Shlomo Eisenberg	55	Chairman of the Board
Meir Lipshes	58	Director and Chief Executive Officer
Meir Dvir	74	Director
Nechama Zivin	50	Director
Rami Zivony	52	Director
Ron Al-Dor	44	President
Israel Ofer	50	Chief Financial Officer
Norman Tutnauer	45	Vice President of Sales
Avichai Levy	40	Vice President of Marketing
Rami Doron	47	Vice President of Development and Operations
Gadi Komet	44	Vice President of Products Group

                Shlomo Eisenberg has served as Chairman of our board of directors since our inception in September 1992. Since 1990, Mr. Eisenberg has served as Chairman of the board of directors of Team Computers, the parent company of our major shareholder, Team Software, and Team Computer’s various other subsidiaries. Since 1994, Mr. Eisenberg has served as Chairman of the board of directors of Team Software. Since 1988, Mr. Eisenberg has served as Chairman of the board of directors of Arad, a Tel Aviv Stock Exchange-listed company which, directly and indirectly, owns 54.8% of Team Computers. Mr. Eisenberg is a shareholder of Team Computers and a member of the controlling group of shareholders of Arad. Since May 1989, Mr. Eisenberg has been the Chairman and Chief Executive Officer of Isras Investment Company, Ltd. Mr. Eisenberg received a Masters of Science degree in mathematics from the Hebrew University, Jerusalem. In November 1997, a motion for certification of a class action was filed against Mr. Eisenberg, Arad and the other directors of Arad in the Tel Aviv District Court. The class action alleged that the defendants, including Mr. Eisenberg, had, among other things, wrongfully obtained the approval by Arad’s shareholders of a transaction in which Arad acquired shares of Isras from Mr. Eisenberg and two other controlling shareholders of Arad which was financed through a rights offering. On February 24, 1999, all of the defendants, except Mr. Eisenberg, signed a settlement agreement with respect to this action without admitting any of the charges. With respect to Mr. Eisenberg, he was given a specific period of time following the resolution of the criminal proceedings described below to join the settlement agreement. Following an investigation by the Israel Securities Authority of certain aspects of the above-mentioned matter, an indictment was filed against Mr. Eisenberg and others in the Tel Aviv District Court alleging, among other things, that Mr. Eisenberg and others failed to disclose to the Arad public shareholders and in the rights offering prospectus, the circumstances surrounding the sale of certain Arad shares by Mr. Eisenberg to third parties, including certain understandings that the parties to that transaction have allegedly reached. The indictment alleged that the purpose of that transaction was to fraudulently obtain the shareholders’ consent required under Israeli law for the acquisition by Arad of the Isras shares from Arad’s related parties. The charges included violations of Israel’s Securities Law (including making a misleading statement in a prospectus) and Penal Law. Mr. Eisenberg pled not guilty to the charges. On September 16, 2003, Mr. Eisenberg and others were convicted on several counts under Israel’s Securities Law and Penal Law, including obtaining consents through fraudulent means and misrepresentations or omissions in communications to shareholders and in a prospectus. On February 10, 2004, Mr. Eisenberg was sentenced to 18 months in prison, received an 18-month suspended sentence and was fined NIS 1 million (approximately $225,000). Mr. Eisenberg has informed the Company that he intends to appeal the conviction and the sentence. As a result of the foregoing, Mr. Eisenberg might be precluded from serving as a director of any public company, including ours. The civil and criminal actions described above concern matters that are not related to the Company.

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

                Rami Zivony became a director in 2003.  He also served as a director of the Company from the commencement of its independent operations in 1992 through 1998. From 2003 until February 2004, Mr. Zivony was the Chief Executive Officer of CelleBrite Ltd., a company engaged in manufacturing and marketing universal memory exchangers for cellular telephones. From 2000 through 2002, Mr. Zivony served as Chief Executive Officer of Callscape Inc., a start-up company he founded, which engaged in the development of a system to enhance the availability of telephone users, especially cellular users. During 1999, Mr. Zivony acted as Chief Executive Officer of Madah-Com Ltd., a start-up company engaged in wireless public announcement systems. From 1983 through 1998, Mr. Zivony was employed with Team Computers, in various capacities, including as Joint Chief Executive Officer. Mr. Zivony received a Masters Degree in Business (with honors) from The Technion – Israel Institute of Technology.

                Nechama Tzivin became a director in 2003.  Ms. Tzivin has been in private practice as a lawyer since 1997. From 1992 through 1995 she worked as an independent computer consultant for IBM Corporation and El-Al Israel Airlines, and she acted as President of World Team Consulting, a U.S. company which provided computer software consulting services. She has served as a director of Team Software since 2002, as a director of Omnitech-Eichut Ltd. since 1998 and as a director of Meshulam Levinstein Contracting & Engineering Ltd. since 2003. Ms. Tzivin served as a director of the Israeli Government Tourist Corporation between May 1997 and June 2000, a director of Israeli Chemicals Ltd. between 1998 and 1999, a director of Dead Sea Periclase Ltd. between 1998 and 1999, and a director of Team Computers between 1998 and 1999.

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

                We have called an extraordinary general meeting of our shareholders, to be held on April 1, 2004, to consider the election of Mr. Doron Zinger to serve as an external director of the Company.

                The following information is supplied regarding Doron Zinger and is based upon information furnished by Mr. Zinger:

                Doron Zinger currently operates Zinger Communications, an independent communications consulting company, and is a Venture Partner (Telecommunications) with Giza Venture Capital Fund, a member of the Advisory Board of Iamba Technologies Limited and Main.net communications Ltd, and a member of the Boards of Directors of Cellot Ltd., and V-Secure Technologies (US) Inc. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide (NASDAQ: “ECIL”), including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales – Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. Degree from The Technion – Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

B.            Compensation

Our directors, other than Shlomo Eisenberg and Meir Lipshes, receive annual compensation of approximately $10,500 each and in addition approximately $380 per board meeting or per board committee meeting in which they participate, and approximately $190 per such meeting by telephone in which they participate. We paid our directors, other than Shlomo Eisenberg and Meir Lipshes, the aggregate amount of approximately $60,545 in respect of their services in 2003.

We undertook to pay monthly management fees of NIS 30,000 to Shlomo Eisenberg, and NIS 60,000 to Meir Lipshes. These amounts are linked to the Israeli Consumer Price Index and are updated every month according to this Index. As of December 31, 2003, we paid monthly management fees of NIS 31,938 ($7,293 according to the exchange rate prevailing on December 31, 2003) to Shlomo Eisenberg, and NIS 63,876 ($14,587 according to the exchange rate prevailing on December 31, 2003) to Meir Lipshes.

Total compensation paid to Shlomo Eisenberg and Meir Lipshes during 2003 was $227,336, out of which $73,750 was in respect of amounts accrued during 2002. In 2004 we will pay approximately $86,300 in respect of amounts accrued during 2003. The total amount of the compensation paid during 2003 of $227,336 includes pension, bonuses, retirement and similar benefits. This amount also includes a bonus paid in 2003 to Meir Lipshes of NIS 300,000 ($62,500 according to the exchange rate prevailing on January 31, 2003) in respect of his performance during 2001.

Our employment agreements with our executive officers located in Israel, including those that are also members of our board of directors, provide for standard Israeli benefits, which are managers’ insurance and educational fund payments. We make payments in this context as follows: pension - 5.0% of gross salary; severance pay - 8.33% of gross salary; loss of earning capacity - up to 2.5% of gross salary; and educational fund - 7.5% of gross salary. With respect to some of our employees, such payments are made based on 75-85% of their gross salary.

Total compensation during 2003 to the members of senior management included in the table at the beginning of this “Item 6A – Directors, Senior Management and Employees”, but who are not directors, amounted to approximately $1.1 million. This amount includes special bonuses, pension, retirement and similar benefits amounting to approximately $195,105.

In November 2001, these members of senior management, other than Shlomo Eisenberg and Meir Lipshes, were granted options to purchase a total of up to 46,666 ordinary shares for an exercise price of either $19 or $30 each. These options are currently fully exercisable. The expiration date of these options is November 9, 2005.

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

In November 2001, our board of directors authorized the grant of options to purchase up to an additional 15,000 Ordinary Shares to Shlomo Eisenberg, and options to purchase up to an additional 20,000 Ordinary Shares to Meir Lipshes. Out of the 15,000 options granted to Shlomo Eisenberg, 12,000 options have an exercise price of $19.00 per share, and 3,000 options have an exercise price of $30.00 per share. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. These options are currently fully exercisable. These options expire on November 9, 2005. These option grants were approved by our shareholders in October 2002.

C.            Board Practices.

Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law, 5759-1999, and the regulations adopted thereunder.

Board of Directors

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

Our articles of association provide for a board of directors of not less than three and not more than seven members. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who hold office for three-year terms and may be re-elected by the shareholders for an additional three-year term. Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and executive officers.

Alternate Directors

Our articles of association provide that any director may appoint, by written notice to the Company, any individual, whether or not such person is then a member of the board of directors, to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any person as an alternate director, except If the director is unable to attend a meeting of the board of directors.

External Directors

Qualifications of External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding the date of appointment, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defined the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	including at least one third of the shares of non-controlling shareholders voted at the meeting in favor of election; or

•	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director. Rami Zivony commenced his term as an external director on August 11, 2003. We have called an extraordinary general meeting of our shareholders, to be held on April 1, 2004, to consider the election of Doron Zinger as our second external director.

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

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

•	the chairman of the board of directors;

•	any director who is employed by the company or provides services to the company on a regular basis; and

•	a controlling shareholder or its relative.

The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants and suggest appropriate course of action and to approve certain related-party transactions.

An audit committee may not approve a related-party transaction under the Companies Law, unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted. Our audit committee currently consists of two members, Rami Zivony, our external director, and Meir Dvir. If Mr. Zinger is elected as our second external director at the upcoming extraordinary general meeting of our shareholders scheduled for April 1, 2004, he will also serve as a member of our audit committee. Until our audit committee will consist of two external directors, we are prohibited from taking actions that require audit committee approval under the Companies Law. As a foreign private issuer, we received an exemption from the listing requirements of Nasdaq relating to audit committees that were adopted in 2000, such as the requirement to adopt an audit committee charter and that all three members of our audit committee be “independent directors” under the Nasdaq definition.

Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company, but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor in accordance with the requirements of the new Companies Law is Yardeni Gelfand & Co. C.P.A (ISR).

We have agreed to indemnify our office holders to the fullest extent permitted under Israeli law, but up to a maximum aggregate amount for all indemnified office holders equal to 25% of our total shareholders’ equity at the time of actual indemnification. We do not currently maintain directors and officers liability insurance for the benefit of our office holders. In August 2003, our shareholders approved the creation of an escrow account in the amount of up to $1 million for purposes of providing coverage for a portion of our obligations to indemnify our office holders for legal expenses incurred by them, the creation of a fixed charge on the escrow account in favor of our eligible officeholders, and, in our discretion, the procurement by us of a directors and officers liability insurance policy with an annual premium not to exceed $250,000. We have not set up the escrow account described above, and we have not procured directors and officers liability insurance. Our management is currently in the process of considering offers from providers of directors and officers liability insurance.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.

 The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors. Under the Companies Law, director’s compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

Related-Party Transactions

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on such transaction, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

D.            Employees

We currently employ 649 full-time employees, including 491 in research and development and project integration, 79 in sales and marketing and 79 in finance and administration. Competition for technical personnel in the communications and computer industry is intense. Although we believe we have been able to attract talented development and other support personnel, there is a large demand for highly qualified technical personnel in Israel and competition is intense.

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

Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by manager’s insurance described below, upon the retirement or death of an employee or termination of employment without cause as defined in the law. These payments amount to approximately 8.3% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Although not legally required, we regularly contribute to a managers’ insurance fund on behalf of our employees. This fund provides employees with a lump sum payment upon retirement or severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the managers’ insurance plan contributes an amount equal to 5.0% of such employee’s salary and the employer contributes an average of approximately 6.1% of such salary.

E.             Share Ownership

None of our directors or members of senior management hold, individually, 1% or more of our ordinary shares or options to purchase our ordinary shares.

As of March 15, 2004, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and Systems Ltd. owned 5,962,550 of our ordinary shares. As of March 15, 2004, Shlomo Eisenberg, Chairman of our board of directors, owned approximately 14.4% of Team Computers directly; Arad Investments and Industrial Development Ltd., of which Mr. Eisenberg is a member of the controlling group of shareholders and Chairman of Arad’s board of directors, owned approximately 56.5% of Team Computers’ shares. As of March 15, 2004, Meir Lipshes, a member of our board of directors and our Chief Executive Officer, owned approximately 8.3% of Team Computers’ shares. Shlomo Eisenberg and Meir Lipshes are members of our board of directors and of the board of directors of Team Software and Team Computers, and therefore, may be deemed to beneficially own the ordinary shares owned by Team Software in us. Messrs. Eisenberg and Lipshes disclaim any beneficial interest in the ordinary shares owned by Team Software in us.

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

Under our employee share option plans, as of March 15, 2004, we had granted options to purchase an aggregate of 2,211,533 ordinary shares to certain of our employees and directors, at exercise prices ranging from $0.66 to $30 per ordinary share. As of March 15, 2004, 1,572,608 of such options had been exercised, 258,093 of these options were forfeited or expired and 380,832 of these options remain outstanding. As of March 15, 2004, options to purchase 374,832 of such shares were exercisable, and 372,075 shares remained available for issuance upon the exercise of options to be granted under our share option plans. The following table sets forth the dates of expiration for the options granted under the share option plans and not yet exercised, excluding options granted to Shlomo Eisenberg and Meir Lipshes:

As of March 15, 2004:

	Number of Options	Expiration Date
	91,666	October 28, 2004
	61,333	October 31, 2004
	55,833	January 31, 2005
	12,000	April 5, 2005
	30,667	October 31, 2005
	53,333	November 9, 2005
	6,000	April 5, 2006

Total:	310,832

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

In November 2001, our board of directors authorized the grant of options to purchase up to an additional 15,000 Ordinary Shares to Shlomo Eisenberg, and options to purchase up to an additional 20,000 Ordinary Shares to Meir Lipshes. Out of the 15,000 options granted to Shlomo Eisenberg, 12,000 options have an exercise price of $19.00 per share, and 3,000 options have an exercise price of $30.00 per share. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. These options are currently fully exercisable. These options expire on November 9, 2005. These option grants were approved by our shareholders in October 2002.

In 2000 we adopted an employee stock purchase plan. During 2001, we issued 11,779 ordinary shares to employees under this plan. This plan is no longer in effect.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Set forth below is information concerning our shareholders that are the beneficial owners of 5% or more of our outstanding ordinary shares as of March 15, 2004.

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares(1)
Team Software Industries Ltd.(2)	5,962,550	50.22%
Fidelity Management & Research Company (3)	1,175,000	9.998%
All directors and executive officers as a group(4)(5)	6,177,652	52.03%

(1)	Based on 11,872,052 ordinary shares outstanding as of March 15, 2004. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2)	Team Software is a wholly-owned subsidiary of Team Computers and Systems Ltd. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. The principal shareholder of Team Computers is Arad Investments and Industrial Development Ltd., an Israeli company, whose shares are publicly traded on the Tel Aviv Stock Exchange, which, as of March 15, 2004, owned approximately 56.5% of Team Computers’ shares. Team Software’s and Team Computers’ address is 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, 49512.

(3)	Based on information provided by FMR Corp. in its report on Schedule 13G filed with the SEC on February 14, 2004. Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR Corp., and acts as an investment adviser to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,165,000 of such shares or 9.913% of our outstanding shares as of the date of the filing. Edward C. Johnson 3d and FMR Corp., through their control of Fidelity, each have sole power to dispose of the 1,175,000 shares owned by Fidelity. Members of the Edward C. Johnson 3d family hold 49% of the voting power of FMR Corp.

(4)	Includes 5,962,550 ordinary shares owned by Team Software. As of March 15, 2004, Shlomo Eisenberg, Chairman of our board of directors, owned approximately 14.4% of Team Computers’ shares directly; Arad, of which Mr. Eisenberg is a member of the controlling group of shareholders and Chairman of the board of directors, owned approximately 56.5% of Team Computers’ shares; and Meir Lipshes, a member of our board of directors and our Chief Executive Officer, owned approximately 8.3% of Team Computers’ shares. Shlomo Eisenberg and Meir Lipshes are directors of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software. Messrs. Eisenberg and Lipshes disclaim any beneficial interest in our ordinary shares owned by Team Software.

(5)	Includes 182,001ordinary shares issuable upon the exercise of currently-exercisable options granted to directors and executive officers under our employee share option plans (of which options to purchase an aggregate of 70,000 ordinary shares are held by Shlomo Eisenberg and Meir Lipshes), and 28,101 ordinary shares held by Shlomo Eisenberg, as a result of exercise of options.

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

As of March 15, 2004, there were approximately 22 record holders of our ordinary shares, of which 16 were record holders with mailing addresses in the United States owning an aggregate of approximately 55.6% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.            Related Party Transactions

Sale of Products; Services

Since the commencement of our operations in 1992, Team Computers has from time to time paid us commissions in respect of the sale by us of certain products represented and sold by Team Computers. This relationship is reflected in an agreement between us and Team Computers dated October 1996. Team Computers generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team Computers from these sales less the cost to Team Computers. We recorded commissions of approximately $520,000 in 2002 and $157,000 in 2003.

In addition, Team Computers provides us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimburse Team Computers for the actual cost of such services. We recorded expenses for such services of $636,000 in 2001 $583,000 in 2002 and $503,000 in 2003. We and Team Computers have agreed to indemnify each other for liabilities resulting from the acts or omissions of their respective employees constituting intellectual property violations. The agreement is automatically renewed for successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days’ prior written notice.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Team Computers and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team Computers. We pay Team Computers and Omnitek-Eichut prices for these assets that are no less favorable to us than those we could obtain from unrelated third parties. The payments made by us to Team Computers and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $2.0 million in 2001, $884,000 in 2002 and $711,000 in 2003.

In addition, Team Computers supplies us with hardware, software related to such hardware and support services for such hardware for our customer projects in accordance with the agreement referred to above. Under the agreement between us and Team Computers, we are required to pay for such hardware, related software and support services when we receive payment from our customers. A disagreement arose between us and Team Computers regarding whether we are required to pay Team Computers for hardware and related software that it supplied to three of our major customers as part of projects for which we receive payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team Computers on this issue, we agreed to pay Team Computers the amount of $1,047,000 in respect of hardware and related software supplied by Team Computers as part of our projects for these customers. We also agreed that, when and if we will receive additional payments for these projects, we are required to pay Team Computers an additional payment based on Team Computers’ pro rata share of the project, up to a maximum additional amount of $563,000.In 2003, we paid the additional amount of $272,000 to Team Computers in respect of these projects. Please see the information about this customer set forth below under the heading “Item 8A – Legal Proceedings.”  On March 23, 2003, we executed a written agreement reflecting our understanding with Team Computers. This agreement was approved by our audit committee on June 23, 2003, by our board of directors on June 29, 2003, and by our shareholders on August 11, 2003.

Registration Rights

Team Software has registration rights with respect to an aggregate of 4,625,000 of our ordinary shares. We have agreed that, at the request of Team Software, but on no more than two occasions, we will file a registration statement under the Securities Act of 1933, as amended, for an offering of those shares as to which registration is requested. In addition, if we otherwise propose to register any of our ordinary shares under the Securities Act, we shall include in such registration Team Software’s shares, subject to certain limitations. All fees and expenses incurred in connection with any registration will be borne by us, except that Team Software will pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to Team Software’s shares.

Leased Facilities

Since February 1998, we have leased our principal facilities in Petach Tikva, Israel from Team Computers pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.3 million during 2002 and $1.4 million during 2003. We exercised our option to extend the lease until August 31, 2007.

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

In November 2001, our board of directors authorized the grant of options to purchase up to an additional 15,000 ordinary shares to Shlomo Eisenberg, and options to purchase up to an additional 20,000 ordinary shares to Meir Lipshes. Out of the 15,000 options granted to Shlomo Eisenberg, 12,000 options have an exercise price of $19.00 per share, and 3,000 options have an exercise price of $30.00 per share. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. These options are currently fully exercisable. These options expire on November 9, 2005. These option grants were approved by our shareholders in October 2002.

Management Fees and Bonuses

We undertook to pay monthly management fees of NIS 30,000 to Shlomo Eisenberg, and NIS 60,000 to Meir Lipshes. These amounts are linked to the Israeli Consumer Price Index and are updated every month according to this Index. As of December 31, 2003, we paid monthly management fees of NIS 31,938 ($7,293 according to the exchange rate prevailing on December 31, 2003) to Shlomo Eisenberg, and NIS 63,876 ($14,587 according to the exchange rate prevailing on December 31, 2002) to Meir Lipshes.

During 2001, we paid a bonus to Meir Lipshes of NIS 400,000 ($84,442 according to the exchange rate prevailing on December 31, 2002) in respect of his performance during 2000. The payment of this bonus was approved by our shareholders in October 2000.

During January 2003, we paid a bonus to Meir Lipshes of NIS 300,000 ($62,500 according to the exchange rate prevailing on January 31, 2003) in respect of his performance during 2001, and during November 2002, the Company paid a bonus to Shlomo Eisenberg of NIS 150,000 ($34,254 according to the exchange rate prevailing on December 31, 2003) in respect of his performance during 2001. These bonuses were approved by our shareholders in October 2002.

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

Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement. During the course of the hearings regarding our application for an injunction, the customer indicated that it intends to bring a “substantial” counterclaim (which, in the context of the agreement, could run to several millions of British pounds) against us for our alleged failure to complete the supply of the MoM. The customer has of yet provided no details of its grounds for this counterclaim.

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

In 2002, we also signed an agreement for a similar project with an affiliate of the customer referred to above. Following a dispute that arose between us and such affiliate, a settlement agreement was signed in the beginning of 2004. Pursuant to the settlement agreement, the parties agreed to terminate the agreement with such customer, we refunded the amount of £100,000 to this customer, and the parties waived all claims against each other in connection with the agreement.

In 2002, we recorded “trade and unbilled receivables” in the amount of $10.3 million as due from these customers. Due to the letter of termination received from the first customer and our management’s concerns about termination by the second customer, as described above, in 2002 we classified the amount of $2.9 million as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in our management’s opinion. As of December 31, 2003, this amount is $3.1 million due to the devaluation of the United States dollar against the British Pound.

The balance, in the amount of $7.4 million was recorded in 2002 as “allowance for doubtful accounts”.

B.            Significant Changes

No significant change has occurred since December 31, 2003, except as otherwise disclosed in this annual report.

Item 9.  THE OFFER AND LISTING

A.            Offer and Listing Details

Our ordinary shares have been traded on the Nasdaq National Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the Nasdaq National Market.

	High	Low
1998:
Full Year	$9.188	$3.063

1999:
Full Year	$23.00	$6.875

2000:
Full Year	$50.75	$14.125

2001:
Full Year	$26.84	$10.19
2002:
Full Year	$34.50	$4.11
First Quarter	34.50	24.87
Second Quarter	29.03	15.50
Third Quarter	15.46	6.78
Fourth Quarter	7.73	4.11

2003:
Full Year	$6.65	$4.05
First Quarter	5.97	4.05
Second Quarter	5.80	4.40
Third Quarter	6.25	4.17
Fourth Quarter	6.65	4.56

Most Recent Six Months:
March 2004 (through March 15, 2004)	$6.00	$5.52
February 2004	6.36	5.30
January 2004	6.35	4.67
December 2003	5.42	4.65
November 2003	6.65	4.60
October 2003	5.84	4.56

                On March 15, 2003, the last reported sale price of our ordinary shares on the Nasdaq National Market was $5.73 per share.

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

Duties of Shareholders

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity of an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:

•	authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances; and

•	authorizing us to retroactively indemnify an office holder.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders.

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing majority shareholder of the company. If following any acquisition of shares, the acquirer will hold more than 90% of a company’s shares, the acquisition may not be made other than through a tender offer for all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

C.            Material Contracts

For a description of the agreements we have entered into with Team Computers, please refer to “Item 7B – Related Party Transactions.”

D.            Exchange Controls

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

U.S. TAX CONSIDERATIONS REGARDING SHARES ACQUIRED BY U.S. TAXPAYERS

Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a U.S. holder arising from the purchase, ownership and disposition of our ordinary shares. A U.S. holder is a holder of ordinary shares that is:  (1) an individual citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States or any political subdivision thereof, or (3) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person. This summary is for general information purposes only and does not purport to be a comprehensive description of all of the federal income tax considerations that may be relevant to a decision to purchase ordinary shares. This summary generally considers only U.S. holders that will own ordinary shares as capital assets. Except to the limited extent discussed herein, this summary does not consider the United States tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting stock, U.S. holders holding the ordinary shares as a hedge or as part of a hedging, straddle or conversion transaction, and certain U.S. holders, including, without limitation, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity is not considered, nor is the application of United States federal gift or estate taxes or any aspect of state, local or non-United States tax laws considered. Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific United States federal income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings “–Passive Foreign Investment Companies” and “–Foreign Personal Holding Company” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares on the date the distribution to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received.

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

Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes. Subject to limiting rules set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. One such rule generally limits the amount of allowable foreign tax credits in any year to the amount of regular U.S. tax liability for the year attributable to foreign taxable income. This limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. Also, this limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder may also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Disposition of Shares

Except as provided under the passive foreign investment company or foreign personal holding company rules, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

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

Passive Foreign Investment Companies

We would be a passive foreign investment company, or PFIC, if:

•	75% or more of our gross income, including the pro rata share of our gross income for any company, United States or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

•	at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

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

We believe that we will not be a PFIC for 2004.  The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets in which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

ISRAELI TAXATION

The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion below will be accepted by the Israel tax authorities or courts. This discussion is not intended, and should not be construed, as legal or professional tax advice, and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult his or her own tax advisors as to the particular tax consequences of an investment in the ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the Tax Reform, came into effect.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following changes, among others:

(i)	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

(ii)	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

(iii)	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and;

(iv)	Imposition of capital gains tax on capital gains realized by individuals resident in Israel as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

(v)	Effectuation of a new regime for the taxation of shares and options issued to employees and officers (including directors).

(vi)	Introduction of a tax rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived from sources outside of Israel.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003). However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures, including depreciation on capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, the company seeking such deduction. However, the amount of such deductible expenses must be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved or funded, are deductible over a three-year period.

Law for the Encouragement of Capital Investments, 1959

Our facilities currently enjoy approved enterprise status under the Investments Law.

The Investments Law, as amended, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program.

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

A company owning an approved enterprise may elect to forego certain government grants extended to approved enterprises in return for an alternative package of tax benefits, which we have done. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate under the Investments Law for the remainder of the benefits period.

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

The applicable Law regarding “approved enterprise” programs will expire on June 30, 2004. Accordingly requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended.

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

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

Grants and other incentives received by a company in accordance with the Investments Law remain subject to final ratification by the Investment Center of the Israeli Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program.

The benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the Israel consumer price index linkage adjustment and interest. We believe our approved enterprise operates in substantial compliance with all such conditions and criteria.

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

(a)	A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immuned) assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b)	Subject to certain limitation set forth in the Inflationary Adjustments Law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israel consumer price index.

(c)	Gains on the sale of certain listed securities which are taxed at a reduced rate with respect to individuals following the Tax Reform (and which were previously exempt from tax) are taxable at a company tax rate in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of the increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this law shall not apply to such fiscal year, or,  that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

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

The following preferred corporate tax benefits are available to Industrial Companies, among others, including us:

(a)	Deduction of purchases of know-how and patents over an eight-year period for tax purposes.

(b)	Deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange.

(c)	An election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies that satisfy conditions set forth in the law.

(d)	Accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes on residents and non-residents of Israel a tax on on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israel consumer price index between the date of purchase and the date of sale.

Pursuant to the Tax Reform, generally capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company), or  (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In December 2003 regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be subject to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty will generally not be subject to the Israeli capital gains tax unless such U.S. resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a U.S. resident who holds, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States will be 25% or 12.5% if such U.S. resident is a company which holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding the date of payment of such dividend. However, under the U.S.-Israel Tax Treaty and the Investments Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

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

In 2003, we established a Disclosure Controls Procedure Committee and adopted Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item	16. RESERVED

Item	16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that  Meir Dvir, one of the members of our audit committee,  qualifies as a financial expert under the applicable regulations.

Item	16B. CODE OF ETHICS

In February 2004, we adopted a Code of Ethics and Business Conduct that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and  persons performing similar functions.

Item	16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For 2002 and 2003, our principal accountant, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, billed us aggregate amounts of approximately $187,000 and $120,000, respectively, for the audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Audit Related Fees

Not applicable.

Tax Fees

For 2002 and 2003, our principal accountant billed us aggregate amounts of approximately $81,000 and $43,000, respectively, for services relating to tax compliance, tax advice and tax planning.

All Other Fees

Not applicable.

Pre-approval Policies and Procedures

Our audit committee will approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

ITEM 16D. EMEPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 17. FINANCIAL STATEMENTS

. We have responded to Item 18 in lieu of this item

Item18. FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Item19. EXHIBITS

The exhibits list required by this Item is incorporated by reference to the Exhibit Index which appears before the first exhibit filed with this document.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, Israel on the 30th day of March, 2004.

TTI TEAM TELECOM INTERNATIONAL LTD.

By: /s/ Meir Lipshes
Meir Lipshes
Chief Executive Officer

EXHIBIT INDEX

(a)           Financial Statements

1. Report of Independent Auditors

2. Consolidated Balance Sheets

3. Consolidated Statements of Income

4. Statements of Changes in Shareholders’ Equity

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

(b)           Exhibits

Exhibit No.	Exhibit
*1.1	Memorandum of Association of Registrant, as amended.

*1.2	Articles of Association of Registrant, as amended.

***4.1	Agreement between the Registrant and Bezeq

*4.2	Investment Agreement – Axarte Ltd.

**10.1	Form of Underwriting Agreement.

***10.2	Specimen Certificate for Ordinary Shares.

****10.3	The Registrant’s Share Option Plan, dated January 15, 1995, as amended.

****10.4	The Registrant’s Share Option Plan, dated November 15, 1996.

*10.5	The Registrant’s 2000 Employee Stock Purchase Plan.

***10.6	Agreement, dated October 9, 1996, between the Registrant and Team.

***10.7	Registration Rights Agreement, dated October 22, 1996, between the Registrant and TSIL.

***10.8	Share Purchase Agreement, dated October 23, 1996, among the Registrant, Team and ECI, as amended.

*****10.9	Lease, dated February 1, 1998, between the Registrant and Team.

******10.10	Amendment to Lease Agreement dated September 2, 2002.

10.11	Consent of Independent Auditors of the Registrant

11	Code of Ethics and Business Conduct

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

*	Previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated herein by reference.

**	Previously filed as an exhibit to TTI’s Amendment No. 1 to Registration Statement on Form F-1 (Registration No. 11590), and incorporated herein by reference.

***	Previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

****	English summary from Hebrew original was previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

*****	English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

******	English translation from Hebrew original previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated herein by reference.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U. S. DOLLARS

INDEX

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-37

ERNST & YOUNG	■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

             We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 17, 2004 (except Note 16 for which the date is March 17, 2004)	A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands

	December 31,
	2002	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,972	$13,901
Short-term bank deposits	1,229	4,365
Marketable securities (Note 3)	12,889	15,767
Trade receivables (net of allowance for doubtful accounts - $ 7,920 in 2002
and $ 8,070 in 2003) (Note 1c)	9,798	10,738
Unbilled receivables	10,457	6,590
Other accounts receivable and prepaid expenses (Note 4)	4,512	2,728

Total current assets	72,857	54,089

LONG-TERM INVESTMENTS:
Long-term bank deposits	-	973
Investment in other company	165	165
Severance pay fund	3,429	4,075
Long-term prepaid expenses	500	200
Deferred tax assets	1,188	1,647
Long-term trade and unbilled receivables (Note 1c)	2,855	3,038

Total long-term investments	8,137	10,098

PROPERTY AND EQUIPMENT, NET (Note 5)	9,452	7,838

OTHER INTANGIBLE ASSETS, NET (Note 6)	12,967	4,581

GOODWILL (Note 7)	1,052	-

Total assets	$104,465	$76,606

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands, except share data

	December 31,
	2002	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,458	$4,588
Related parties (Note 13)	713	1,176
Deferred revenues	1,265	3,591
Other accounts payable and accrued expenses (Note 8)	8,134	6,164

Total current liabilities	13,570	15,519

ACCRUED SEVERANCE PAY	4,627	5,298

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS’ EQUITY (Note 11):
Share capital:
Authorized: 30,000,000 Ordinary shares of NIS 0.5 par value at December 31,
2002 and 2003; Issued and outstanding: 11,872,052 shares at December 31,
2002 and 2003	1,794	1,794
Additional paid-in capital	58,871	58,871
Accumulated other comprehensive income (loss)	185	(214)
Retained earnings (accumulated deficit)	25,418	(4,662)

Total shareholders’ equity	86,268	55,789

Total liabilities and shareholders’ equity	$104,465	$76,606

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands, except per share data

	Year ended December 31,
	2001	2002	2003
Revenues (Note 14):
Products	$53,547	$47,021	$33,831
Services	7,279	11,320	12,036

Total revenues	60,826	58,341	45,867

Cost of revenues:
Products	20,774	27,398	29,619
Services	3,599	5,675	6,368
Impairment of capitalized software development costs
(Note 6)	-	-	5,864

Total cost of revenues	24,373	33,073	41,851

Gross profit	36,453	25,268	4,016

Operating expenses:
Research and development, net (Note 15a)	6,281	7,958	10,318
Selling and marketing	12,206	17,725	19,465
General and administrative	5,236	6,980	6,333
Allowance for doubtful accounts and write-off bad debts (Note 1c)	-	7,456	177
Goodwill write-off (Note 7)	-	-	1,052

Total operating expenses	23,723	40,119	37,345

Operating income (loss)	12,730	(14,851)	(33,329)
Financial income, net (Note 15b)	2,365	3,412	2,793

Income (loss) before income taxes	15,095	(11,439)	(30,536)
Income taxes (Note 10)	1,000	(585)	(456)

Net income (loss)	$14,095	$(10,854)	$(30,080)

Earning (loss) per share (Note 12):
Basic net earnings (loss) per Ordinary share	$1.23	$(0.92)	$(2.53)

Diluted net earnings (loss) per Ordinary share	$1.20	$(0.92)	$(2.53)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY U.S. dollars in thousands, except share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total shareholders’ equity
Balance as of January 1, 2001	11,383,014	$1,737	$54,213	$79	$22,177		$78,206

Exercise of stock options	344,642	40	2,491	-	-		2,531
Exercise of options granted to a consultant, net	13,165	2	68	-	-		70
Issuance of shares in respect of ESPP, net	11,779	2	160	-	-		162
Comprehensive income (loss):
Unrealized losses on available-for-sale marketable
securities, net	-	-	-	(179)	-	$(179)	(179)
Net income	-	-	-	-	14,095	14,095	14,095

Total comprehensive income						$13,916

Balance as of December 31, 2001	11,752,600	1,781	56,932	(100)	36,272		94,885

Exercise of stock options	119,452	13	1,720	-	-		1,733
Tax benefit related to exercise of options	-	-	219	-	-		219
Comprehensive income (loss):
Unrealized gains on available-for-sale marketable
securities, net	-	-	-	285	-	$285	285
Net loss	-	-	-	-	(10,854)	(10,854)	(10,854)

Total comprehensive loss						$(10,569)

Balance as of December 31, 2002	11,872,052	1,794	58,871	185	25,418		86,268
Comprehensive loss:
Unrealized losses on available-for-sale marketable
securities, net	-	-	-	(399)	-	$(399)	(399)
Net loss	-	-	-	-	(30,080)	(30,080)	(30,080)

Total comprehensive loss						$(30,479)

Balance as of December 31, 2003	11,872,052	$1,794	$58,871	$(214)	$(4,662)		$55,789

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:

Net income (loss)	$14,095	$(10,854)	$(30,080)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,069	5,868	5,821
Impairment of capitalized software development costs	-	-	5,864
Impairment of goodwill	-	-	1,052
Loss from sales of property and equipment	-	-	232
Trading marketable securities, net	1,145	-	-
Realized loss (gain) on available-for-sale marketable securities	-	56	(543)
Impairment of available-for-sale marketable securities	612	2,505	-
Amortization of premium and accrued interest on
available-for-sale marketable securities	1,236	61	111
Long-term prepaid expenses write-off	-	535	-
Accrued interest on short-term bank deposits	(5)	(2)	15
Severance pay, net	(119)	(119)	25
Deferred tax assets, net	16	(1,013)	(357)
Adjustments of deferred taxes due to foreign currency
translation differences	71	56	(102)
Decrease (increase) in trade receivables	(389)	3,787	(940)
Decrease (increase) in unbilled receivables	(1,563)	3,168	3,867
Increase in long-term trade and unbilled receivables	-	(2,855)	(183)
Decrease (increase) in other accounts receivable and prepaid
expenses	(1,284)	1,862	2,084
Increase (decrease) in trade payables	(2,774)	715	1,130
Increase (decrease) in related parties	2,353	(1,942)	463
Increase (decrease) in deferred revenues	251	(284)	2,326
Increase (decrease) in other accounts payable and accrued
expenses	(380)	347	(1,970)
Others	(20)	-	-

Net cash provided by (used in) operating activities	16,314	1,891	(11,185)

Cash flows from investing activities:

Acquisition of subsidiary, Axarte Limited (a)	4	-	-
Investment in short-term and long-term bank deposits	-	(1,228)	(5,706)
Proceeds from short-term bank deposits	6,394	194	1,582
Investment in available-for-sale marketable securities	(12,774)	(16,021)	(11,610)
Proceeds from sales and redemption of available-for-sale
marketable securities	15,520	18,977	8,765
Capitalization of software development costs	(6,570)	(2,000)	-
Investment in other company	-	(165)	-
Increase in long-term prepaid expenses	(500)	(635)	-
Purchase of property and equipment	(4,505)	(3,143)	(2,080)
Proceeds from sale of property and equipment	132	-	163

Net cash used in investing activities	(2,299)	(4,021)	(8,886)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from financing activities:

Short-term bank loan, net	824	(1,742)	-
Proceeds from issuance of shares, net	162	-	-
Proceeds from exercise of options, net	2,601	1,733	-

Net cash provided by (used in) financing activities	3,587	(9)	-

Increase (decrease) in cash and cash equivalents	17,602	(2,139)	(20,071)
Cash and cash equivalents at the beginning of the year	18,509	36,111	33,972

Cash and cash equivalents at the end of the year	$36,111	$33,972	$13,901

Supplemental disclosure of cash flows information:

Cash paid during the year for:
Interest	$15	$30	$53

Taxes	$-	$107	$1,269

Supplemental disclosure of non-cash financing activities:

Tax benefit related to exercise of options	$-	$219	$-

(a)	Acquisition of subsidiary, Axarte Limited:

	Estimated fair value of assets acquired and liabilities
	assumed at the date of acquisition:

	Working capital deficit (excluding cash and cash
	equivalents in the amount of $ 4)	$(5,614)
	Property and equipment	280
	Goodwill	1,211
	Acquired technology	4,119

		$(4)

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

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, France, Costa-Rica, Australia and in Hong-Kong.

As of December 31, 2003, the Company is 50.22% held by Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. (“Team”), a public company listed for trade on the Tel-Aviv Stock exchange.

As to principal markets and customers, see Note 14.

b.	Acquisition of Axarte Limited (“Axarte”):

On January 31, 2001, TTI invested in Axarte, U.K. software company, which owned complementary technology to TTI’s system. Axarte developed network management and operations support system software for the communications industry with a focus on configuration and provisioning.

The Company’s investment in Axarte was in the form of a six-year convertible debenture with a call option, granted by the shareholders of Axarte, entitling TTI to acquire all of the equity interests in Axarte for £1 = $ 1.45 at any time prior to December 31, 2006.

TTI managed and financed Axarte as well as controlled its board of directors under an agreement with all of the shareholders of Axarte, from January 31, 2001 (the agreement date). The operations of Axarte are included in the consolidated statements of the Company from January 31, 2001.

During 2001, TTI invested $ 4,000 in convertible debentures in Axarte. The convertible debentures would be automatically converted into Ordinary shares at any time upon the delivery of a written notice by TTI to Axarte.

On December 31, 2001, TTI has exercised the call option. In consideration for the shares acquired, the Company paid £1 = $ 1.45 in cash.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 1:-        GENERAL (Cont.)

The acquisition has been accounted for on the basis of the purchase method of accounting, in accordance with Accounting Principle Board Opinion No. 16 “Business Combinations” (“APB No. 16”) as of January 31, 2001 and accordingly, the purchase price has been allocated based on the fair value of the assets and liabilities of Axarte as of January 31, 2001 and resulted in recording goodwill and acquired technology of approximately $ 1,211 and $ 4,119, respectively. The goodwill was amortized on a straight-line basis over seven years. According to Statement of Financial Accounting Standard Board No. 142, “Goodwill and Other Intangible Assets (“SFAS No. 142”), this goodwill has no longer been amortized subsequent to December 31, 2001 but is subject to annual impairment tests in accordance with the statement (see also Note 7). Acquired technology refers to software development costs developed by Axarte for which technological feasibility was established in compliance with Statement of Financial Accounting Standards No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). The acquired technology is being amortized since January 1, 2002 on a straight-line basis over six years (see also note 6).

Intangible assets acquired had an estimated fair value of $ 5,330 as shown in the following table:

Goodwill	$1,211
Acquired technology	4,119

$5,330

The following represents the unaudited pro forma results of operations for the year ended December 31, 2001, assuming that the Axarte acquisition had been consummated as of January 1, 2001.

Year ended December 31, 2001

Revenues	$60,826

Net income	$12,239

Basic net earnings per share	$1.07

Diluted net earnings per share	$1.04

The pro-forma financial information is not necessarily indicative of the future consolidated results.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 1:-        GENERAL (Cont.)

c.	Termination of agreements:

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

In 2002, the Company also signed an agreement for a similar project with an affiliate of the customer referred to the above. Following a dispute that arose between the Company and such affiliate in 2002, the parties signed a settlement agreement at the beginning of 2004, pursuant to which the parties agreed to terminate the agreement, the Company repaid an amount of £100 thousand to the customer and the parties waived all claims against each other.

In 2002, the Company has recorded “trade and unbilled receivables” in the amount of $ 10,311, as due from these customers. Due to the letter of termination received from the first customer and management’s concerns about termination by the second customer, as described above, the Company has classified an amount of $ 2,855 as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in the management’s opinion.

In 2002, an amount of $ 7,456 was recorded as “allowance for doubtful accounts”.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the costs of the Company and its subsidiaries is incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

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

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 1.64%. The short-term deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year, are included in long-term investments and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 4.05%.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Marketable securities:

Management determines the classification of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2003 and 2002, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

According to the SEC’s issued Staff Accounting Bulletin No. 59 (“SAB No. 59”), management is required to evaluate in each period whether the decline in value for a security is other than temporary. The Company’s available-for-sale securities declines were included in the consolidated statements of operations as financial expenses (see Note 3).

Investment in other company:

The investment in this company is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18. “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2003, based on management’s most recent analysis, no impairment losses have been identified.

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

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment of long-lived assets and identifiable intangible:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment for Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2003, no impairment losses have been identified.

Goodwill:

Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over seven years. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in such methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for the reportable unit. Goodwill was written off as a result of the Company’s interim SFAS No. 142 impairment analysis performed at September 30, 2003 (see also Note 7b).

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

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition:

The Company and its subsidiaries market their products to telecommunications service providers both directly and through alliances with leading vendors of computer hardware, telecommunications equipment, test systems, and probes. The Company’s products have been licensed to various types of telecommunications operators. The Company also generates revenues from services.

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

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

Service revenues primarily consist of fees from maintenance and customer support. Revenues from maintenance and support contracts are recognized ratably over the life of the agreement, which is typically one year, or at the time when services are rendered.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not yet recognized as revenues.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred.

SFAS No. 86 requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model.

Significant costs incurred by the Company, between completion of the working model and the point at which the product is ready for general release, have been capitalized.

The Company and its subsidiaries assess the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the cost of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2003 (see also Note 6).

Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel and others for the funding of approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs (see Note 15a).

During 2001 and 2002, the Company has received non-royalty-bearing grants from the European Union as part of participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). In addition, during 2002 and 2003, the Company also received non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel (see Note 15a).

Grants from the European Union and “MAGNET” project are not required to be repaid and are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade and unbilled receivables, long-term trade and unbilled receivables and investments in marketable securities.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s and its subsidiaries’ cash and cash equivalents, short-term and long-term bank deposits are invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiaries’ investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in government and corporate debentures that are considered by management to be financially sound. Minimal credit risk exists with respect to these marketable securities, since management believes that the portfolio is well diversified and the institutions that hold the Company’s investments are well established.

The Company’s and its subsidiaries’ trade and unbilled receivables and long-term trade and unbilled receivables are derived from sales to large and solid customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. The Company and its subsidiaries perform ongoing credit evaluation of its customers (see Note 1c).

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share since they had an anti dilutive effect were 364,213, 297,704 and 0 for the years ended December 31, 2001, 2002 and 2003, respectively.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2001 (no options were granted to employees in 2002 and 2003): risk-free interest rates of 2%; dividend yields of 0%; volatility factors of the expected market price of the Company’s Ordinary shares of 0.332 and weighted average expected life of the options of three years.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2001	2002	2003
Net income (loss) available to Ordinary shares -	$14,095	$(10,854)	$(30,080)
as reported
Deduct - stock-based employee compensation -
fair value	(1,860)	(1,101)	(262)

Pro forma:
Net income (loss)	$12,235	$(11,955)	$(30,342)

Earnings (loss) per share:
Earnings (loss) as reported	$1.23	$(0.92)	$(2.53)

Diluted earnings (loss) as reported	$1.20	$(0.92)	$(2.53)

Pro forma basic earnings (loss)	$1.06	$(1.01)	$(2.53)

Pro forma diluted earnings (loss)	$1.04	$(1.01)	$(2.53)

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term and long-term bank deposits, trade receivables, unbilled receivables, trade payables and related parties approximates their fair value due to the short-term maturities of such instruments.

The carrying amounts and the fair value of marketable securities is based on the quoted market prices (see Note 3).

Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2001, 2002 and 2003 were $ 1,098, $ 1,120 and $ 1,196, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $ 171, $ 220 and $ 186, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of recently issued accounting standards:

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

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,

	2002				2003

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Government debentures	$7,210	$72	$-	$7,282	$2,104	$105	$-	$2,209
Corporate debentures (*)	5,494	143	(30)	5,607	13,877	263	(582)	13,558

	$12,704	$215	$(30)	$12,889	$15,981	$368	$(582)	$15,767

(*)	As of December 31, 2003, the Company holds investments in structured notes in the amount of $ 4,900. The structured notes are comprised mainly from inverse floaters and range accruals.

Range accrual is a bond in which the investor coupon is dependent on the number of days that a reference rate stays within a re-established collar, otherwise the bond pays 0%. The inverse floater is a bond with a coupon rate of interest that varies inversely with changes in specified interest levels or indices (for example, LIBOR).

The unrealized gains on structured notes was immaterial.

The net adjustment to unrealized holding gains (losses) on available-for-sale marketable securities included as a separate component of shareholders’ equity, “accumulated other comprehensive income (loss)” amounted to $ 285 and $ (214) in 2002 and 2003, respectively.

During 2002, the Company recorded an impairment expense in the amount of $ 2,137 as a decline in market value of available-for-sale securities deemed to be other than temporary. The amount was recorded in the financial expenses.

During 2003, the Company recorded proceeds from sales and redemption of available-for-sale securities in the amount of $ 8,765 and related gains of $ 543 in financial income, net.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

During 2001 and 2002, the Company recorded an impairment expense in the amount of $ 612 and $ 368, respectively as a decline in market value of mutual funds securities deemed to be other-than-temporary.

As of December 31, 2002 and 2003, the Company no longer holds trading securities. During 2001, the Company recorded losses of $ 249 on trading securities in the financial income, net item.

Aggregate maturities of available-for-sale securities for years subsequent to December 31, 2003 are:

	Amortized cost	Estimated fair market value
Available-for-sale:

2005	$2,103	$2,209
2006	4,190	4,402
2013	4,030	3,849
2015	2,744	2,680
2016	1,012	944
2018	1,902	1,683

	$15,981	$15,767

NOTE 4:-        OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2002	2003

Prepaid expenses	$879	$877
Unbilled contract costs	1,592	112
Office of the Chief Scientist	294	273
Loans to employees	386	505
Others	1,361	961

	$4,512	$2,728

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 5:-        PROPERTY AND EQUIPMENT, NET

	December 31,

	2002	2003

Cost:
Computers and peripheral equipment	$11,701	$12,214
Office furniture and equipment	978	1,184
Motor vehicles	5,140	4,980
Leasehold improvements	3,572	3,570

	21,391	21,948

Accumulated depreciation:
Computers and peripheral equipment	8,120	9,416
Office furniture and equipment	424	616
Motor vehicles	2,224	2,556
Leasehold improvements	1,171	1,522

	11,939	14,110

Depreciated cost	$9,452	$7,838

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 are $ 2,910, $ 3,474 and $ 3,299, respectively.

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

	December 31,

	2002	2003

a. Original amounts:
Capitalized software development costs	$11,242	$11,242
Acquired technology (see Note 1)	4,119	4,119

	15,361	15,361

Accumulated amortization:
Capitalized software development costs	1,707	*) 6,661
Acquired technology	687	*) 4,119

	2,394	10,780

Amortized cost	$12,967	$4,581

*) Including a onetime impairment charge in the amount of $ 5,864 (see b below).

b.	During 2001, the Company purchased technology from Axarte (see also Note 1b) and capitalized software development costs in the amount of $ 13,361 (“the Netrac2 Technology”).

The Netrac2 Technology is amortized since January 1, 2002, using the straight-line method over the estimated economic life of the technology, which is six years.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

During the first quarter of 2002, the Company developed new technology (“ServiceView Technology”) in the amount of $ 2,000. On October 1, 2002, the Company began to amortize the “ServiceView Technology” using the straight-line method over the estimated economic life of the technology, which is three years. No software development costs were capitalized in 2003.

On September 30, 2003, the net realizable value of the abovementioned technologies was periodically reviewed by management, based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing disposing each of them. This review indicated that the net realizable value of the Netrac2 Technology and the ServiceView Technology exceed the unamortized capitalized costs. An amount of $ 5,864 has been reduced and recorded as an impairment of capitalized software costs included in the cost of revenues.

c.	Amortization expense for the years ended December 31, 2001, 2002 and 2003 amounted to $ 0, $ 2,394 and $ 3,783, respectively.

d.	Estimated amortization expenses for the years ended December 31:

2004	$1,407
2005	1,290
2006	942
2007	942

$4,581

NOTE 7:-	GOODWILL

a.	The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003, are as follows:

Total

Balance as of January 1, 2002	$1,052
Write-off charge	(1,052)

Balance as of December 31, 2003	$-

b.	During 2003, the sharp downturn in capital spending in the Company’s major markets continued to negatively impact the Company’s core business, resulting in substantially lower revenues than expected and additional operating losses.

Based upon these indications, the Company’s management believes that these indications would reduce the fair value of the Company below its carrying value. As a result, the Company decided to perform an interim test for goodwill impairment and, as a result, recorded a $ 1,052 write-off of the remaining goodwill.

c.	A pro forma chart reflecting the operations, had the Company adopted the non-amortization provisions of SFAS No. 142, was not presented due to immateriality.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 8:-        OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2003

Employees and payroll accruals	$3,817	$3,745
Accrued expenses	1,044	1,366
Government authorities	2,859	428
Others	414	625

	$8,134	$6,164

NOTE 9:-        COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

In April 1998, the Company entered into an agreement with Team according to which the Company will lease its facilities in Israel from Team for a period of five years, effective February 1, 1998. In 2003, the Company exercised its renewal option for an additional four and a half years up until August 2007. The Company and its subsidiaries rent their facilities and motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2007.

Aggregate minimum rental commitments under non-cancelable leases at December 31, 2003 are as follows:

	Year ended December 31,

	Facilities	Motor vehicles	Total

2004	$1,564	$183	$1,747
2005	1,429	20	1,449
2006	1,147	14	1,161
2007	506	-	506

	$4,646	$217	$4,863

Facilities lease expenses for the years ended December 31, 2001, 2002 and 2003 were $ 1,001, $ 1,320 and $ 1,689, respectively.

Motor vehicles lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 408, $ 593 and $ 435, respectively.

b.	Royalties commitments:

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

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 9:-        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company has paid or occurred royalties relating to the repayment of such grants in the amount of $ 357, $ 294 and $ 223 for the years ended December 31, 2001, 2002 and 2003, respectively. The amounts were recorded in the cost of revenues. As of December 31, 2003, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,962, in respect of these grants.

c.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel and in the U.S. amounting to $ 5,179, $ 5,110 and $ 4,242 for the years ended December 31, 2001, 2002 and 2003, respectively.

d.	Litigation:

During 2003, a dispute arose between the Company and one of its suppliers, according to which the supplier claimed that the Company, among other things, infringed its intellectual property rights. The Company believes that the these claims are unfounded. In any event, the Company recorded a provision in the amount of $ 150 in respect of the supplier’s claims (see also Note 16)

NOTE 10:-      INCOME TAXES

a.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the annual change in the CPI and in the NIS\dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not reserved for deferred taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

Most of the Company’s production facilities have been granted approved enterprise status under five separate investment programs and, as such, are entitled to tax benefits, under the above law. According to the law, the Company has elected the “alternative benefits track”, and has waived Government grants, in return for a tax exemption.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 10:-      INCOME TAXES (Cont.)

Upon the Company’s Initial Public Offering that occurred in 1996, the Company became a “foreign investment Company” for the purposes of the aforementioned law. Accordingly, the Company is entitled to a 10-year period of benefits. Income derived from the Company’s investment programs, is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each tax year).

The primary tax benefits available in respect of the approved enterprises are:

Income derived from the Company’s first approved enterprise was tax exempt for four years (1994-1997) after which it was taxable at the rate of 20%-25% for six years ended in 2003.

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

The tax-exempt profits that will be earned by the Company’s approved enterprise can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $ 19,000 of tax-exempt income earned by the Company’s approved enterprise.

The Company has decided to permanently reinvest its tax-exempt income. Accordingly, no deferred taxes have been provided on income attributable to the Company’s approved enterprise. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits (currently 20% for an approved enterprise) and an income tax liability of approximately $ 4,344 would be incurred as of December 31, 2003.

Income from sources other than the approved enterprise during the benefit period will be taxable at the regular corporate tax rate of 36%. By virtue of the Law, the Company is entitled to claim accelerated rates of depreciation on equipment used by the approved enterprise during five tax years.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 10:-      INCOME TAXES (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

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

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax upon all income of Israel residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

e. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2002	2003

Deferred tax assets:
Reserves and allowances	$1,703	$2,705
Net operating loss carryforward of subsidiaries	3,125	6,882
Israel net operating loss carryforward	1,659	7,448

Total deferred tax assets before valuation allowance	6,487	17,035
Valuation allowance	(5,299)	(15,388)

Net deferred tax assets (included in other accounts
receivable and prepaid expenses) - all domestic	$1,188	$1,647

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 10:-      INCOME TAXES (Cont.)

f.	The Company’s subsidiaries in the U.S., the U.K. and Australia have estimated total available carryforward tax losses of $ 11,529, $ 11,212 and $ 198, respectively, to offset against future taxable income for an indefinite period. As of December 31, 2003, the Company recorded a deferred tax asset of approximately $ 6,882, relating to the available net carryforward tax losses. A valuation allowance for the entire balance was recorded due to the uncertainty of the future realization of the tax asset.

The Company has provided a valuation allowance regarding tax loss carryforward on a portion of the deferred tax assets, on which it is more likely than not that a tax benefit will not be realized. During 2003, the Company increased the valuation allowance by $ 10,089 to $ 15,388.

g. Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,

	2001	2002	2003

Income (loss) before taxes, as reported in
the consolidated statements of operations	$15,095	$(11,439)	$(30,536)

Statutory tax rate in Israel	36%	36%	36%

Theoretical tax expense (benefit)	$5,434	$(4,118)	$(10,993)
Increase (decrease) in taxes resulting from:
Approved enterprise benefit (1)	(3,235)	1,788	1,137
Tax adjustment in respect of foreign
subsidiaries different tax rate	(23)	122	1,150
Tax adjustment in respect of inflation in Israel	(654)	(4,867)	(1,891)
Deductible issuance expenses and tax benefits
for options to employees in respect of which
deferred taxes were not provided	(372)	634	-
Non-deductible expenses	(149)	557	193
Deferred taxes on losses for which valuation
allowance was provided	-	5,299	10,089
Taxes in respect of prior years	-	-	(141)

Income taxes (tax benefit), as reported in the
statements of operations	$1,000	$(585)	$(456)

(1) Per share amounts of the tax benefit resulting from the exemption:

Basic	$0.28	$(0.15)	$(0.10)

Diluted	$0.28	$(0.15)	$(0.10)

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 10:-      INCOME TAXES (Cont.)

h. The Israeli company has received final tax assessments until 1999.

i. The provision for income taxes (tax benefits) is comprised of the following:

	Year ended December 31,

	2001	2002	2003

Current taxes	$984	$428	$42
Taxes in respect of prior years	-	-	(141)
Deferred income taxes (benefit)	16	(1,013)	(357)

	$1,000	$(585)	$(456)

Domestic	$912	$(802)	$(720)
Foreign	88	217	264

	$1,000	$(585)	$(456)

j. Income (loss) before income taxes
(tax benefits) is comprised of the following:

Domestic	$14,706	$(9,409)	$(11,371)
Foreign	389	(2,030)	(19,165)

	$15,095	$(11,439)	$(30,536)

NOTE 11:-      SHAREHOLDERS’ EQUITY

The Company’s Ordinary shares have been listed for trade on the NASDAQ National Market since TTI’s initial public offering (“IPO”) on December 4, 1996.

In 1999 and 2000, the Company effected two additional secondary offerings.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the Company’s general meeting and the right to receive dividends, if declared.

a.	Share options:

Employee Share Option Plans:

During 1995, 1996, 1999, 2000 and 2001, the Board of Directors of the Company adopted share option plans (as amended “the Plans”) pursuant to which 2,325,515 Ordinary shares were reserved for issuance upon the exercise of options to be granted to certain directors and key employees of the Company and its subsidiaries.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands. except share data

NOTE 11:-      SHAREHOLDERS’ EQUITY (Cont.)

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

Pursuant to the Plans, as of December 31, 2003, an aggregate of 282,729 options of the Company are still available for future grant.

Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

A summary of the stock options (except options to a non-employees) activities in 2001, 2002 and 2003 is as follows:

	Year ended December 31,

	2001		2002		2003

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the beginning
of the year	852,886	$12.06	758,378	$17.37	612,426	$17.76
Granted	250,134	$21.88	-	$-	-	$-
Exercised	(344,642)	$7.34	(119,452)	$14.51	-	$-
Forfeited	-	$-	(26,500)	$21.13	(87,414)	$11.45
Expired	-	$-	-	$-	(54,834)	$19.60

Outstanding at the end of
the year	758,378	$17.37	612,426	$17.76	470,178	$18.72
Options exercisable at the

end of year	167,044	$11.53	445,648	$16.61	464,178	$18.71

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands. except share data

NOTE 11:-      SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2003 have been separated into exercise prices, as follows:

Exercise Price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of exercisable options

		years

10.50	59,666	0.83	$10.50	59,666	$10.50
12.88	60,000	0.83	$12.88	60,000	$12.88
18.63-19.63	76,167	1.83	$19.01	76,167	$19.01
20.00-23.00	256,678	1.01	$21.14	250,678	$21.17
30.00	17,667	1.86	$30.00	17,667	$30.00

	470,178	1.11	$18.72	464,178	$18.71

b.	Weighted-average fair values and exercise prices of options, whose exercise price equals or exceeds the market price of the shares on the date of grant, are as follows:

	Year ended December 31,

	2001	2002	2003

Weighted-average fair value on date of grant of options at an exercise price that:

Equal to the fair value of the shares at the
date of grant	$3.84	$-	$-

Exceed the fair value of the shares at the
date of grant	$1.53	$-	$-

Weighted-average exercise price of options
granted at an exercise price that:

Equal to the fair value of the shares at the
date of grant	$19.00	$-	$-

Exceed the fair value of the shares at the
date of grant	$22.69	$-	$-

c.	Dividends:

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

a. Numerator:

	Year ended December 31,
	2001	2002	2003
Net income (loss) to holders of Ordinary shares	$14,095	$(10,854)	$(30,080)

Numerator for basic and diluted net earnings
(loss) per share - income (loss) available to
holders of Ordinary shares	$14,095	$(10,854)	$(30,080)

b. Denominator:

Denominator for basic net earnings (loss) per
share - weighted average of shares	11,490,422	11,852,808	11,872,052

Effect of dilutive securities:
Employee stock options	227,387	*) -	*) -
Options issued to consultants	3,815	-	-

Dilutive potential Ordinary shares	231,202	-	-

Denominator for diluted net earnings (loss) per
share - weighted average shares and assumed
exercise of options	11,721,624	11,852,808	11,872,808

Basic net earnings (loss) per share	$1.23	$(0.92)	$(2.53)

Diluted net earnings (loss) per share	$1.20	$(0.92)	$(2.53)

*)	Anti-dilutive.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 13:-      RELATED PARTY TRANSACTIONS AND BALANCES

Since the commencement of the Company’s operations in 1992, Team has, from time to time, paid the Company commissions in respect of sales by the Company of certain products represented and sold by Team. This relationship is reflected in an agreement between the Company and Team dated October 1996 (“the Agreement”). Team generally pays the Company a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team from these sales less the cost to Team.

In addition, Team provides to the Company certain administrative services, including computer servicing, salary administration, automotive fleet maintenance and basic insurance coverage, and the Company reimburses Team for the actual cost of such services. The Company and Team have agreed to indemnify each other for liabilities resulting from acts or omissions of their respective employees constituting intellectual property violations. The Agreement is automatically renewed for a successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days prior written notice. Regarding the rent commitment with Team, see also Note 9a.

Since 1992, the Company has also purchased property and equipment, such as computer hardware, from Team and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team. The Company pays Team and Omnitek-Eichut prices for these assets that are no less favorable to the Company than those it could obtain from unrelated third parties.

In addition, Team supplies the Company with hardware, related software and support services for such hardware for the Company’s projects, in accordance with the agreement referred to above. Under the agreement between the Company and Team, the Company is required to pay for such hardware, related software and support services when it receives payment from its customers. In 2002, a disagreement arose between the Company and Team regarding whether the Company is required to pay Team for hardware and related software that it supplied to three of the Company’s major customers as part of projects for which the Company receives payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team on this issue, the Company agreed to pay Team the amount of $ 1,047 in respect of hardware and related software supplied by Team as part of the Company’s projects for these customers. When the Company will receive additional payments for these projects, it is required to pay Team an additional payment based on Team’s pro rata share of the project. The aggregate additional amount that the Company may have to pay to Team for all of these projects is $ 563.

In 2003, the Company paid Team $ 272 in respect of the above mentioned projects and executed a written agreement with Team.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 13:-      RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

Transactions between Team and its affiliates and the Company:

	Year ended December 31,

	2001	2002	2003

Revenues:

Commissions on product sales and payment for services	$974	$520	$157

General and administrative expenses:

Rent and maintenance	$1,299	$1,292	$1,440

Administrative and management services	$636	$583	$503

Purchase of equipment	$2,014	$884	$711

Balances between Team and the Company:

	December 31,
	2002	2003

Current liabilities	$713	$1,176

NOTE 14:-      CUSTOMERS AND GEOGRAPHIC INFORMATION

a. Summary information about geographic areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”,(“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 14:-      CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2001, 2002 and 2003:

	2001		2002		2003

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$4,565	$21,060	$6,098	$20,371	$3,357	$11,791
United States	33,177	532	17,908	577	18,091	734
Europe	16,133	2,604	18,966	2,419	12,047	20
Australia	359	-	4,328	40	1,913	42
South America	5,078	-	4,610	-	5,386	-
Far East	177	-	5,209	64	2,309	32
South Africa	1,337	-	1,222	-	2,764	-

	$60,826	$24,196	$58,341	$23,471	$45,867	$12,619

b. Major customers data as a percentage of total revenues:

	Year ended December 31,

	2001	2002	2003

Customer A	15%	6%	2%
Customer B	15%	8%	10%
Customer C	13%	3%	9%
Customer D	4%	11%	11%
Customer E	-	*) 16%	**) 4%

*)	In 2002, the Company also recorded revenues of 7% and 6% each, from two affiliates of Customer E.

**)	In 2003, the Company recorded revenues of 4% from an affiliate of Customer E.

NOTE 15:-      SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,

	2001	2002	2003

Total cost	$14,405	$11,314	$10,512
Less - grants and participations	1,554	1,356	194
Less - capitalization of software development costs	6,570	2,000	-

Research and development, net	$6,281	$7,958	$10,318

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 15:-      SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income:

	Year ended December 31,

	2001	2002	2003

Financial expenses:
Foreign currency translation adjustments	$(163)	$(828)	$(1,106)
Impairment of available-for-sale marketable
securities	(612)	(2,505)	-

	(775)	(3,333)	(1,106)

Financial income:
Foreign currency translation adjustments	1,168	4,963	2,444
Gain (loss) from sales of marketable securities	(249)	56	543
Interest and other	2,221	1,726	912

	3,140	6,745	3,899

Financial income, net	$2,365	$3,412	$2,793

NOTE 16:-      SUBSEQUENT EVENTS

In March 17, 2004, the supplier filed a lawsuit against the Company in the amount of approximately $ 950 in respect of the dispute mentioned in Note 9.

The Company is currently in the process of preparing its response to this lawsuit. The Company’s management and legal advisors believe that the provision recorded in 2003 in respect of the abovementioned dispute is sufficient.