Form 20-F
period 2004-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2005-05-24
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

11,872,938 Ordinary Shares, par value NIS 0.5 per share

6,636,389 Series A Convertible Preferred Shares, par value NIS 0.5 per share

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

i

ii

iii

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to “TTI,” “us,” “we,” and “our” refer to TTI Team Telecom International Ltd.

Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On May 17, 2005, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.373 to $1.00.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report concerning our business outlook or future economic performance; further payments under contractual obligations, anticipated revenues, expenses or other financial items; and introductions and advancements in development of products, and plans, and objectives related thereto; such as statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” within the meaning of Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek” and “estimate” and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D - Risk Factors” in this annual report as well as those discussed elsewhere in this annual report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A. Selected Financial Data.

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

We derived the selected consolidated statements of operations data set forth below for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from audited consolidated financial statements that are not included in this annual report.

	December 31 (in thousands)
	2000	2001	2002	2003	2004
Statement of Income Data:
Revenues:
Products	$35,191	$53,547	$47,021	$33,831	$21,670
Services	7,639	7,279	11,320	12,036	16,128

Total revenues	42,830	60,826	58,341	45,867	37,798
Cost of revenues:
Products	14,743	20,774	27,398	29,619	16,645
Services	3,457	3,599	5,675	6,368	9,719
Impairment of capitalized software	—	—	—	5,864	3,597

Total cost of revenues	18,200	24,373	33,073	41,851	29,961

Gross profit	24,630	36,453	25,268	4,016	7,837

Operating expenses:
Research and development, net	4,709	6,281	7,958	10,318	10,744
Selling and marketing, net	8,454	12,206	17,725	19,465	19,220
General and administrative	3,708	5,236	6,980	6,333	6,636
goodwill write-off	—	—	—	1,052	—

Allowance for doubtful accounts and bad debt write-off	—	—	7,456	177	(50)

Total operating expenses	16,871	23,723	40,119	37,345	36,550

Operating income (loss)	7,759	12,730	(14,851)	(33,329)	(28,713)
Financial income, net	2,578	2,365	3,412	2,793	1,326

Income (loss) before income taxes	10,337	15,095	(11,439)	(30,536)	(27,387)
Income taxes (benefit)	683	1,000	(585)	(456)	2,107

Net income (loss)	$9,654	$14,095	$(10,854)	$(30,080)	$(29,494)

Basic net earnings (loss) per share	$0.88	$1.23	$(0.92)	$(2.53)	$(2.48)

Diluted net earnings (loss) per share	$0.84	$1.20	$(0.92)	$(2.53)	$(2.48)

Weighted average number of shares used in computing:
Basic net earnings (loss) per share	11,027	11,490	11,853	11,872	11,873

Diluted net earnings (loss) per share	11,525	11,722	11,853	11,872	11,873

	December 31 (in thousands)
	2000	2001	2002	2003	2004
Balance Sheet Data:
Cash and cash equivalents	$18,509	$36,111	$33,972	$13,901	$5,472
Short term bank deposits	6,582	193	1,229	4,365	4,426
Marketable securities	24,100	18,182	12,889	15,767	10,572
Working capital	68,950	71,506	60,475	38,570	16,806
Total assets	91,420	115,597	104,465	76,606	46,497
Shareholders’ equity	78,206	94,885	86,268	55,789	26,293

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision regarding our ordinary shares. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Industry

If the general deterioration of the global economy and the slow-down of expenditures by communications service providers resume, our results of operations may be materially adversely affected.

Our business is dependent on current and anticipated market demand for our products. The general deterioration of the global economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by communications service providers beginning towards the end of 2000. Many new and small communications service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. Many companies, including our current and potential customers, have postponed or decreased further capital investment or have indicated to us that they intend to do so. Due to the past volatility of the market, it is difficult to predict the conditions of our market going forward. A continued decline in capital expenditures would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results. Recently, published studies indicate that future capital expenditure will increase from its current low level that might result in an increased demand for OSS/BSS solutions. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations. If this trend reverses and the slow-down in capital expenditures resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

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

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 48% of our total revenues in 2002, 40% of our total revenues in 2003 and 43% of our total revenues in 2004. Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

Our profitability has been, and may continue to be, volatile, which could adversely affect the price of our ordinary shares.

We reported net losses of $10.9 million in 2002, $30.1 million in 2003 and $29.5 million in 2004. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our share price. In addition, our operating results may be adversely affected by timing of sales of our products or a shift in our mix of products and services.

We may need additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

In January 2005, we closed a private placement transaction in which we raised approximately $14.6 million. Please see “Item 4A – History and Development of the Company” for more information regarding this transaction. Although we currently believe that we have sufficient capital to finance our operations for the next twelve months, we may choose to raise additional capital. We have recently incurred operating losses that resulted in negative cash flow from operations and may do so in the future. If our cash flows are less than expected, we may need to raise additional funds to respond to unforeseen technological or marketing hurdles, satisfy unforeseen liabilities, or take advantage of unanticipated opportunities. We may not be able to obtain funds at the time or times needed on terms acceptable to us, or at all. If we are unable to obtain adequate funds on acceptable terms, we may not be able to take advantage of market opportunities, develop new products, or otherwise respond to competitive pressures.

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

Our products generally have long sales cycles and implementation periods over which we may not have control.

Prospective users of our products generally must make a significant commitment of resources. Sales cycles of our products are often lengthy, generally ranging from six to 24 months. Our sales process is often subject to delays caused by lengthy approval processes that usually accompany significant expenditures. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for six to 24 months. The implementation process is also subject to delay. We cannot control these delays and cannot control the timing of our sales revenue.

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

In addition, the introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues. Accordingly, our financial performance and growth is dependent on our ability to, among other things:

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

Our future operating results will depend significantly on the market acceptance of our next-generation operations support system, or NGOSS, family of products, and if these products do not achieve market acceptance, our business and financial condition may be adversely affected.

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

We depend on strategic relationships and our revenues may be reduced if such relationships are not successful. In addition, our future growth will depend in part on our ability to form new strategic relationships.

We rely on strategic relationships with system integrators and hardware vendors such as IBM, Nortel, Siemens, CMGLogica, and Samsung to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability. We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

Our current customers are located in more than 20 countries and we are seeking to expand into other markets. We currently derive significant revenues from business in the United States, Europe and Israel. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future.

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

We generally perform a substantial part of our obligations to customers before we receive payment, and in some instances, we commence our performance before we have concluded a written agreement with a customer, which forces us to finance our performance and risk nonpayment.

We generally perform a substantial part or all of our obligations to customers before receiving payment. In some instances we commence our performance before we have concluded a written agreement with a customer. Because of this, we must finance the costs of performing under our customer agreements, and risk nonpayment. Although our customers are generally large companies, they may not pay our fees when due. Payment of our fees is generally not secured or guaranteed. Delayed payment or failure to receive payment may strain our finances.

Some of our customers may terminate their agreements with us after we have partially performed under such agreements, and in such event, we may have difficulty recovering our costs and may lose future revenues.

In order to continue to sell our products despite the slow-down of expenditures by communications service providers, and resulting increased competition, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with minimal payments to us. Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs up to the date of any termination, despite a customer’s obligation to reimburse us. In such event, we may have reduced future revenues. Please see the discussion regarding the termination of a contract with a major customer in “Item 8A – Legal Proceedings.”

We may not be able to compete successfully in the highly competitive markets for our products.

The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the markets for network management system, or NMS, operational support system, or OSS, and Business support system, or BSS. Our current and potential competitors include:

•	organizations’ IT departments that provide NMS, OSS and BSS applications for their particular internal needs;

•	providers of NMS, OSS and BSS, such as Agilent Technologies, Cramer Systems, Granite Systems, Hewlett-Packard, Inet, Metasolv, Micromuse and Telecordia Technology;

•	communications equipment vendors, such as Ericsson and Lucent Technologies; and

•	systems integrators who provide programming services to develop customer-specific applications, such as CMGLogica, BusinessEdge, Accenture, Cap Gemini and IBM Global Services.

Many of our current and potential competitors have significantly greater financial, technical, sales, customer support, marketing and other resources and longer operating histories than we have. Many also have greater name recognition and a larger installed base of their products and technologies. Any of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the development, promotion and sale of their products and may develop products comparable or superior to ours. In addition, our competitive position may be adversely affected by the recent trend towards consolidation amongst our competitors.

In addition, as the NMS, OSS and BSS markets develop, a number of companies with significantly greater resources than us could attempt to increase their presence in the market independently or by acquiring or forming strategic alliances with our competitors. This could result in increased competition for us.

Increased competition could result in price reductions, reduced margins or loss of market share. If we are unable to compete successfully against current and future competitors, our revenues and profitability may be reduced.

We may compete with our customers’ internal efforts to design NMS, OSS and BSS solutions.

Some of our customers continuously evaluate whether to design and develop their own NMS, OSS and BSS solutions or purchase them from outside vendors. As a result, we may lose customers and customer opportunities.

Currency fluctuations could reduce our revenues and profitability.

A portion of our revenues and expenses are in currencies other than U.S. dollars. Accordingly, fluctuations in exchange rates between these currencies and the U.S. dollar could reduce our revenues and profitability.

We may be unable to attract or exploit indirect sales channels that will market our products effectively.

In the past, we have relied primarily on direct sales to customers. In the future, we expect to make increasing use of original equipment manufacturers, commonly referred to as OEMs, strategic marketing agreements, alliances with system integrators and other indirect channels for sales and support of our products. However, we may not be able to attract OEMs and strategic marketing partners that will be able to market our products effectively. The inability to recruit, or the loss of, important OEMs or strategic marketing partners could cause a reduction in our revenues and profitability.

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

Due to recent changes in our senior management, we may not be able to achieve our objectives.

In March 2005, Menahem Tirosh resigned from his position as our Chief Executive Officer. Meir Lipshes is serving as our acting Chief Executive Officer until we employ a new Chief Executive Officer. In addition, during 2004, several other members of our senior management left the employ of the Company. The difficulties inherent in selecting a suitable Chief Executive Officer and other members of the management team, transitioning the Company under the leadership of new management, including a new Chief Executive Officer, and assimilating new management personnel into the Company’s corporate culture could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

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

Our future success also depends on our continuing ability to attract and retain highly qualified management and technical personnel. Highly qualified technical personnel are in demand in Israel, and competition for such personnel is generally intense. If we are not able to attract and retain such personnel when and as needed, our business could be harmed.

One person beneficially owns a substantial amount of our shares and may influence our affairs.

Shlomo Eisenberg, the former chairman of our board of directors, beneficially owns 3,680,577 ordinary shares, which represents approximately 19.9% of our voting power. As a result, he will have a significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. For additional details, see Item 7 – Major Shareholders and Related Party Transactions. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Our former Chairman’s conviction for violations under Israel’s Securities Law and Penal Law may have adverse effects on our business.

Shlomo Eisenberg, the former chairman of our board of directors and the beneficial owner of approximately 19.9% of our voting power, has been convicted and sentenced on several counts under Israel’s Securities Law and Penal Law which are not related to the Company. For more details regarding this matter, please see the discussion under “Item 6A – Directors and Senior Management” in our annual report on Form 20-F for the year ended December 31, 2003. Mr. Eisenberg informed us that he is in the process of appealing the conviction and the sentence. As of our annual general meeting of shareholders held on December 29, 2004, Mr. Eisenberg ceased to be a member of our board of directors. The conclusion of Mr. Eisenberg’s services may have adverse effects on our business.

The rights of the holders of our Series A Preferred Shares are superior to those of the holders of our ordinary shares.

We recently issued 6,636,389 Series A Preferred Shares to the investors in the private placement transaction described elsewhere in this annual report. These preferential rights include:

•	weighted-average anti-dilution protection in the event that following the closing of the transaction we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders;

•	a preference in the event of we are liquidated, which could result in the holders of our ordinary shares recovering a lesser amount in the event of our liquidation than they would have received had we not issued the Series A Preferred Shares;

•	veto rights over certain material actions taken by us, which could be exercised by the holders of the Series A Preferred Shares in a manner detrimental to the interests of the holders of our ordinary shares; and

•	the right to nominate one member to our board of directors, which could result in such member voting on matters brought before our board of directors in a manner detrimental to the interests of the holders of our ordinary shares.

In addition, the investors have rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not involving a public offering prior to the first anniversary of the date upon which the registration statement we filed in connection with the private placement is declared effective by the SEC. Finally, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the SEC conducts a review) following the closing of the private placement transaction. We did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors. Therefore, since May 4, 2005, we have been accruing liquidated damages at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement is not declared effective. Because we believe that the Form F-3 will be declared effective shortly, we expect that such liquidated damages will total approximately $200,000. However, there can be no assurance if and when the SEC will declare the Form F-3 effective.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2004, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of the rules relating to PFIC and related tax consequences, please see the section of this annual report entitled “Taxation — United States Federal Income Tax Considerations.”

Our proprietary technology is difficult to protect and we may lose our rights to it.

Our success and ability to compete depend in part on our proprietary software technology. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no registered patents.

We are subject to a number of risks relating to intellectual property rights, including the following:

•	the measures we have taken to protect our proprietary rights may not be adequate to prevent others from misappropriating our technology or from independently developing or selling technology or products with features based on or similar to ours;

•	our customers that are given access to our intellectual property rights under rare circumstances, may infringe these rights;

•	our intellectual property rights may be challenged, invalidated, violated or circumvented and may not provide us with any competitive advantage;

•	any future litigation to protect our proprietary rights could result in substantial cost to us, even if we ultimately prevail; and

•	a determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

We currently rely on software that we license from third parties, and we may in the future rely on software that we intend to license from third parties. If we fail to maintain these licenses, we may experience delays or reductions in our product shipments and have difficulty continuing our business.

We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. In the future, we may rely on additional software that we intend to license from third parties. Some of these third party software licensors are small or early-stage companies that are not as stable as larger and more established software licensors. Our third-party licensors that are larger and more established software licensors may impose on us stringent conditions to maintain our licenses and may unilaterally change the price and other terms of our licenses. These third party software licenses may not continue to be available to us on commercially reasonable terms or at all or, if available, may infringe upon the proprietary rights of other parties. Our loss of or inability to maintain our existing software licenses or obtain future licenses could result in delays or reductions in our product shipments. These delays or reductions in shipments could cause a reduction in our revenues or profitability and could harm our business.

We may not be able to develop or license an inventory management solution for incorporation into our Netrac product offering on commercially reasonable terms.

Our Netrac service fulfillment solutions do not currently include full inventory management solution. We currently develop our inventory management solution of a project basis. In parallel, we are exploring the possibility of licensing an inventory management solution from a third party for incorporation into our Netrac product offering. If we are unable to develop an adequate inventory management solution independently and on a timely basis or license such solution on commercially reasonable terms from a third party, we may lose potential and existing customers that are seeking a comprehensive solution that includes such features. Our loss of these potential and existing customers could harm our business.

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

A securities class action lawsuit against us could harm our business.

A shareholder class action lawsuit was filed in September 2004 against us, Team Software Industries Ltd., our principal shareholder, and certain of our executive officers. The lawsuit alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. Based on our preliminary review of the complaint, we believe that the claims are without merit and intend to vigorously defend the actions. However, this purported class action is in a very preliminary stage, and we cannot predict the outcome of this dispute. In the event of an unfavorable resolution, we may be required to pay damages and other costs in excess of the amounts covered by our insurance. In addition, the defense of this action may divert the attention of some of our management from other aspects of our business. Accordingly, this action could have a materially adverse effect on our results of operations and financial condition.

We may not be successful in our ongoing lawsuit with a former major customer

In November 2002, we received a letter from a major customer notifying us of the termination of an agreement for the supply by us of a Manager of Managers system (“MoM”), and its intention to call the $1.6 million performance bond issued by a bank on our behalf under the agreement. We believe that the customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement. We filed an application in an English court on November 18, 2002, requesting an injunction to prevent the customer from calling the bond. On January 23, 2003, an order was issued denying our request for the injunction to continue, on a number of grounds, including that our submissions were fact-based and related to the merits of the termination and not the procedural validity of the termination or the conformity of the written notice with the requirements of the agreement. Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement.

Our management believes, in light of the facts surrounding our relationship with this customer, and following consultations with legal counsel, that we have reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. We cannot currently quantify the amount of damages that we would receive if we were to succeed in a lawsuit against the customer, and we cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. We are currently considering our options with respect to the best manner in which to pursue damages from this customer.

Risks Relating to Operations in Israel

Conditions in Israel could harm our results of operations.

We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for

Israel. Since October 2000, there has been a high level of violence and hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as the result of the recent increase in hostilities.

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

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. If we perform hedging transactions, they may not adequately protect us from the effects of inflation in Israel.

The tax benefits we currently receive require us to meet several conditions, which we may fail to satisfy.

Our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. This could harm our business and our profitability.

The tax benefits we currently receive may be reduced in the future.

The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of the tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

We may be required to pay stamp duty on agreements executed by it on or after June 1, 2003. This would increase the Company’s taxes.

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including us, and have requested disclosure of all agreements signed by such companies since June 1, 2003, with the aim of collecting stamp duty with respect to such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

The government programs we currently participate in require us to meet several conditions, which we may fail to satisfy. Such grants may be terminated or reduced in the future, which would increase our costs.

We receive grants and participate in programs sponsored by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, the Israel-United States Binational Industrial Research and Development Foundation, known as the BIRD Foundation and from the European Union. To maintain our eligibility for these programs we must continue to meet several conditions under these grant programs and the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the R&D Law, including paying royalties with respect to the grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel, or require that we share with others intellectual property rights that are the subject of such grants. If we fail to comply with these conditions in the future we might be subject to certain sanctions such that, the benefits received could be cancelled. We could also be required to refund any payment previously received under these programs. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

In addition, these programs may not continue in the future at their current levels or at any level. From time to time, we may submit requests for new grants from the Chief Scientist. These requests might not be approved, particularly in light of the reduction in government spending in Israel. The termination or reduction of these grants would require us to divert other funds to product development and increase our other operational costs.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty. They may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees because of military service. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by key personnel could harm our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

Service of process upon our directors and officers may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

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

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting, and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which could depress our share price.

Risks Related to the Market for Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since late 2002. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

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

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding preferred shares, warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate.

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

In December 1996, we conducted the initial public offering of our ordinary shares, par value NIS 0.5 per share, in which 2,000,000 ordinary shares were issued and sold by us at the price of $6.25 per ordinary share. In connection with this offering, Team Computers, sold 825,000 ordinary shares at the price of $6.25 per ordinary share.

In February of 1999, we conducted a follow-on public offering of our ordinary shares, in which 1,150,000 ordinary shares were issued and sold by us at the price of $7.875 per ordinary share.

In March of 2000, we conducted a follow-on public offering of our ordinary shares, in which 1,100,000 ordinary shares were issued and sold by us at the price of $34.875 per ordinary share. In connection with this offering, Team Computers sold 550,000 ordinary shares at the price of $34.875 per ordinary share.

In January 2005, we completed a private placement transaction in which we issued (i) 6,636,389 Series A Convertible Preferred Shares, par value NIS 0.5 each, or the Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million and (ii) warrants to purchase up to 2,654,556 of our ordinary shares. For additional details about this transaction, see Item 10C – Material Contracts - Private Placement of Series A Preferred Shares.

B. Business Overview

We are a leading global provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers. With 13 years of experience delivering our products and solutions to industry leading companies in more than 20 countries, we have a proven track record managing some of the world’s largest, most complex networks.

Our Netrac products deliver service fulfillment, service assurance and revenue assurance capabilities. Our Netrac software speeds problem detection and resolution, streamlines work processes, improves quality of service, and maximizes network uptime and availability. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure and to automate, simplify and manage the complex process of delivering multiple communications services over diverse networks. Our Netrac suite of products supports multi-vendor voice and data architectures over wireline, wireless, Internet Protocol, or IP, cable, digital subscriber line, or DSL, and optical networks, allowing our customers to streamline operations and efficiently and rapidly roll out new services.

We have a significant installed base of solutions with approximately 60 customers, including some of the world’s largest communications service providers, commonly referred to as tier 1 and tier 2 operators. We have established working relationships with a number of leading network and communications equipment providers which allow us to provide end-to-end integrated solutions as well as stand-alone modules to meet our customers’ needs. Our Netrac products is based on proven technology, which, when combined with our professional service offerings, including customization, implementation and integration expertise and post-sales customer support, make us an attractive turn-key solution provider. Our software products are designed to work with a wide range of network equipment manufacturers and varied technologies, thus increasing the potential market for our systems.

Our Netrac service assurance products, including fault, performance and service management products, provide intelligence to help carriers proactively and strategically manage their businesses in a complex environment. Our service assurance solution monitor and assure the quality of network services, and allow service providers to increase the utilization of their existing resources and reduce capital and operational expenditures.

We continue to support and develop our fulfillment products, which are already deployed and used by customers throughout the world. In addition, we are exploring the possibility of cooperating with leading resource management/inventory providers in order to broaden and enhance our offering. Our Netrac service fulfillment products, consist of resource management, and service activation products, which enable network service providers to efficiently enter, manage and fulfill service orders for customers.

Our Netrac mediation products serve as the underlying support infrastructure for all products. They are uniquely capable of interacting with all network equipment using variety of protocols in a service provider’s multi-domain, multi-technology network – both collecting data and sending commands to the network elements and element managers.

In addition, we recently launched an out-of-the-box product, NetracXpress, geared for tier-2 and tier-3 service wireless providers.

Industry Background; Market Opportunity

The deregulation process of the U.S. telecommunications market, including AT&T’s breakup in 1984 and the Telecommunications Act of 1996, revamped the competitive landscape. New market entrants were given access to incumbent networks, including, most significantly, the “last mile” connection to subscribers’ homes and offices. Access to incumbent networks and the funding of vibrant capital markets spurred intense competition and the emergence of competitive local exchange carriers, or CLECs. Competition and funding encouraged massive network build-outs as competitors sought to offer more services at lower costs.

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

Many communications service providers, including most tier 1 and tier 2 operators, are engaged in, or are in the planning stages of, rolling out next-generation architectures and managed IP services over wireline, wireless and optical networks. We intend to leverage our extensive installed base of solutions, customer contacts and relationships with equipment manufacturers to become an integrated provider of OSS solutions for legacy and next-generation networks.

Network convergence and the Internet are delivering, and will continue to deliver, new services and increased efficiency. However, this convergence will not be possible if the new networks are unmanageable. Service providers offer integrated services, including voice, long-distance, Internet, wireless and video, over multiple or converging networks and must operate and manage both legacy voice systems and newly-built data networks, utilizing and combining traditional circuit-switched and new packet-based technologies. In addition to networks being more complex to manage and operate, services offered have also grown in complexity.

With complex networks to operate and manage and a growing demand for a variety of customized services and billing schemes, communications service providers require sophisticated tools to execute their strategies, reduce customer churn and to maximize the return on their significant investments in infrastructure and customer acquisitions. NMS, OSS and BSS solutions help to automate the installation, maintenance, monitoring and management of communications networks. Service providers use these systems to streamline the processes of adding subscribers, managing network availability and performance and introducing new services.

Our Netrac Products

Our Netrac products, combined with our comprehensive professional service offerings, enable communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure, offer new services over complex networks and efficiently add new subscribers. Our expertise is derived from 13 years of experience in developing and implementing software solutions for diverse communications service providers around the world. We are currently leveraging this expertise and continue to develop our NGOSS family of products to provide a comprehensive solution for next-generation architectures and managed IP services.

Our Netrac products are built on our Netrac infrastructure that provides our products graphical user interface, general system services (Authentication, Authorization and Audit) and a communications backbone. We are now in the process of moving from Power Builder based 2-tier architecture into a J2EE based 3-tier architecture. As a result of this transition, basic application services are being moved from our base package (our Power Builder based infrastructure) to JCore (our J2EE infrastructure). J2EE is an industry recognized redevelopment environment and the Power Builder is an industry recognized development tool.

Our Netrac products provide the following advantages:

•	End-to-End Integrated and Modular Product Offering. Our Netrac suite of products is composed of products that may be used in any combination to suit a communications service provider’s specific business needs and budget. Our Netrac modules integrate with one another to provide either a comprehensive solution or address specific functions in areas such as fault management or service impact analysis.

•	Advanced, Stand-Alone Products. Our Netrac products deliver functionality in the areas of service fulfillment, service assurance, and revenue assurance. Each product was developed based on years of accumulated experience in telecommunications and OSS development. In addition, we continuously enhance our products by incorporating customer-driven improvements derived from other projects.

•	Flexible Platform. Our modular system provides our customers with an easy way to add new functionality and services and adapt to new technologies, as well as a scalable system that can accommodate the addition of network elements and growth in subscribers.

•	Management of Existing and Next-Generation Networks. Our Netrac suite of products is designed to manage both legacy and next-generation wireline and wireless networks via a unified management platform. As a result, communication service providers will be able to manage heterogeneous networks consisting of both legacy and next-generation technologies, protect investments in legacy systems and facilitate the migration to next-generation architectures.

•	Open Architecture. Netrac’s open mature APIs enables communications service providers to integrate their internal and third party systems and applications with their OSS environments, allowing the exchange of information among these systems and applications. We continuously update our library of APIs, enabling interfaces with customers’ internal and third party software systems.

•

Cost Effectiveness and Maximizing Return on Investment. Our Netrac suite of products streamlines operations, improves service restoration times and automates time-consuming service provisioning and assurance processes, leading to significant cost reductions. Netrac’s libraries and ability to communicate with various network elements and technologies result in rapid deployment of network devices and services, leading to faster time-to-revenue.

•	Professional Services Enabling Turn-Key Solutions. We deliver end-to-end integrated turn-key solutions to communications service providers which are tailored by our professional services team to meet our customers’ specific requirements. Our professional services include customization, implementation and integration of our products within a communications service provider’s existing OSS environment, along with specific functionality development according to customer’s requirements.

•	Rapidly Deployable Solutions. Our Netrac suite of products is network equipment vendor-independent and includes a pre-built set of modules and extensive libraries and applications, which enables communications service providers to rapidly and cost effectively deploy new network elements and services.

Strategy

Our goal is to solidify and improve our position as a leading global provider of NMS, OSS and BSS solutions for wireline and wireless networks. Our strategy to achieve this goal contains the following key elements:

•	Expand and Enhance Product Offerings and Extend Technological Leadership. We intend to continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers. We are committed to keeping our products at the forefront of the industry by offering products that support new functionality services and technologies, including next-generation architectures and managed IP services. We intend to strive to build strong brand recognition for our products.

•	Capitalize on our Worldwide Customer Base. We intend to leverage our customer installed base, including many industry-leading tier 1 and tier 2 operators, for additional sales. We expect to leverage our relationships and proven track record to become their preferred choice for next-generation network solutions. In addition, positive referrals from our existing customers have historically resulted in new sales opportunities for us.

•	Expand Presence in New and Existing Markets. We plan to capitalize on our global sales and marketing presence to further penetrate markets, win new customers and broaden our installed base.

•	Leverage Installation Base for additional sales. We seek to continue to solidify and improve our existing relationships with tier 1 and tier 2 communications service providers worldwide, as well as with tier 3 service providers via our recently launched NetracXpress product. We will leverage our extensive installed base and new product offerings to build on these relationships and to penetrate other large communications service providers. By offering our products to a growing number of industry-leading communications service providers, we increase acceptance and demand for our products.

•	Expand and Develop Additional Strategic Alliances. Our strategic alliances with leading software and hardware vendors and systems integrators enable us to leverage the marketing strengths and customer base of our partners, thereby expanding our own installed base. Some of these partners assist us in generating sales leads. We intend to strengthen our existing strategic partnerships and to create new alliances as a means of identifying new business opportunities and entering new markets.

Products and Services

Our Netrac products are capable of service provisioning, activation and monitoring, and managing complex wireline and wireless networks encompassing various domains including Asynchronous Transfer Mode, or ATM, Digital Subscriber Line, or DSL, Synchronous Digital Hierarchy/Synchronous Optical Network, or SDH/SONET, Time Division Multiple Access, or TDMA, and Signaling System 7, or SS7.

In addition, our products are deployed at a number of customer sites, and we are continuing our development efforts to enhance these products. Next-generation architectures include Dense Wavelength Division Multiplexing, or DWDM, IP over SDH/SONET, General Packet Radio Service, or GPRS, Multiprotocol Label Switching, or MPLS, Single Carrier Radio Transmission Technology, or 1xRTT, Universal Mobile Telecommunications, or UMTS, Third Generation Mobile Telecommunication Systems, or 3G, and Code Division Multiple Access 2000, or CDMA 2000. Managed IP services include IP Virtual Private Networks, or IP VPNs, Voiceover IP, or VoIP, Layer 2 VPN, or L2VPN, Virtual Local Area network, or VLAN, and IP Security Protocol, or IP Sec.

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

Our Netrac mediation products include the following:

•	Device Expert (DvXpert) collects events, alarms, performance indicators, configuration information and xDR records from the entire network and processes and transforms the raw information and distributes it to Netrac and third party applications.

•	Netrac Command Interface (NCI) serves as a platform for sending commands and controls to network elements, supporting various elements’ command language and syntax.

•	Billing Mediation collects and assembles information from network elements into specific records, which are then fed into billing systems.

•	SecureAccess provides a centralized gateway through which authorized users can view, access and send commands to different network elements based on their security authorizations.

Service Assurance Products

Our Netrac service assurance products, consisting of fault, performance and service management products, provides intelligence to help carriers proactively and strategically manage their businesses in a complex environment. Our service assurance products monitor and assure the quality of network services and ensure that appropriate SLAs are enforced, enabling network service providers to rapidly and remotely identify and correct any network bottlenecks or failures.

Service Management Products

Our Netrac service management product, ServiceView, is designed to allow communications service providers to easily and rapidly model new services and monitor services across multi-technology, multi-vendor networks, perform historical analysis of service behavior for improved service planning and design, as well as document and manage Service Level Agreement, or SLAs.

Fault Management Products

Our Netrac fault management products detect alarms across all domains and alert controllers of impending faults in near real-time. Our Fault Management (FaM) module comes with a packaged set of add-on modules that enable existing customers to leverage their investment in FaM for additional added-value benefits. The fault management products perform root-cause analysis, manage trouble tickets from creation to resolution and facilitate automatic response to network problems.

Our Netrac fault management products include the following:

•	Fault Management (FaM) is a real-time alarm surveillance and management system that offers network operations center, or NOC, personnel an all-inclusive, prioritized view of alarms from various network domains and equipment. Fam also comes with alarm correlation capabilities that help reduce the volume of alarms that personnel have to handle.

•	Dashboard (FaM add-on module) is a Web based tool designed for managers who require a high-level, real-time view of the state of their networks. From one screen whose view can be customized to suit user preferences, managers can, among other things, see vital assurance statistics, filter and review active alarms and interact with the NOC message board.

•	NetImpact (FaM add on module) provides information on a problem’s impact on services and customers, thus enabling prioritization of corrective actions.

•	Reporter (FaM add-on module) is a Web based tool that provides insight into the network’s long-term behavior. Reporter produces informative reports and also comes with a built-in statistical engine, converts alarms and action events into counters which enables saving historical data for longer periods of time.

•	FaultPro (FaM add-on module) automates the resolution of recurring problems in the network. In full automatic mode, it transmits corrective commands to the network. In semi-automatic mode, FaultPro generates a list of possible corrective actions from which NOC personnel can select the most appropriate one.

•	Correlator+ TRS is an alarm correlation system that detects and isolates root-cause faults from the incoming alarm volume using network-wide topology data. Using information on the physical and logical connections that exist between network elements, Correlator +TRS reduces large alarm volumes into a single root-cause alarm, thus considerably shortening, Mean Time To Repair, or MTTR and the number of alarms operators must handle .

•	Netrac Trouble Ticket (NeTkT) manages trouble tickets from creation through resolution. NeTkT allows communications service providers to implement the desired workflow in the problem resolution cycle and ensure the assignment of problems to the appropriate personnel.

Performance Management Products

Our Netrac performance management products perform real-time monitoring and long-term analysis of network behavior based on performance measurements and xDR records. Our performance management products help service providers identify and address traffic degradations before they impact customers, maximize network performance and increase network utilization.

Our Netrac performance management product includes:

•	Performance Management Module (PMM) which collects and analyzes performance measurements and xDR records in order to provide an accurate picture of network health and utilization. The PMM also presents traffic information to help network staff understand network and service status and predict future network behavior.

•	TrafficView (PMM add-on module) which provides operators with near real-time network monitoring and traffic surveillance capabilities based on performance measurements and xDR records. TrafficView detects traffic exceptions using sophisticated dynamic thresholds, alerting service providers to potential performance malfunctions before they affect customers.

xDR Analysis Products

Our Netrac xDR analysis products analyze quality of service in a network and assist service providers to maximize traffic routing based on cost parameters.

Our Netrac xDR analysis products include:

•	CallExpert which transforms raw xDR records into information that can be used for network and service monitoring, capacity planning and marketing-related applications, providing communications service providers with the tools to perform advanced quality of service, call failure and traffic trends analysis.

•	Best Cost Routing which enables service providers to route traffic in the optimal way based on cost considerations.

Revenue Assurance Products

Our revenue assurance products identify revenue leaks and fraudulent activity in the network, which allows service providers to monitor and protect their revenues.

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

Service Fulfillment Products

Our Netrac service fulfillment products, consisting of resource management and service activation products, enable network service providers to efficiently enter, manage and fulfill orders for services from their customers. Our provisioning products streamline the provisioning process end-to-end, from order intake to fulfillment. By automating time-consuming manual operations, our provisioning products allow operators to more quickly roll out services and meet customers’ demands promptly and cost-effectively.

In addition to developing our fulfillment products, we are also exploring the possibility of cooperating with leading resource management/inventory providers in order to broaden and enhance our service fulfillment product offering.

Our Netrac service fulfillment products include:

•	Resource Management which provides a physical and logical representation of the network, and contains information on the interdependencies between entities in the network. Resource management is capable of modeling physical elements, technologies and services, and the relationships between them.

•	Sync synchronizes an inventory database with the actual network and auto-discovers new network elements. Sync produces discrepancy reports that detail any inconsistencies between the inventory database and the actual network, and pinpoints under-utilized network resources.

Provisioning solution

Our provisioning solution streamlines the provisioning process end-to-end, from intake to fulfillment. By automating time-consuming manual operations, our provisioning products allow operators to more quickly roll out services and meet customers’ demands promptly and cost-effectively. Our provisioning solution manage information flow throughout the entire organization and provide users with complete information on an order’s status, helping to rapidly pinpoint and address any provisioning obstacles in real-time.

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

•	Activate automatically activates services end-to-end across multi-vendor, multi-technology networks. Activate replaces manual processes with automated activities, thus eliminating the problems that tend to plague manual activation and reducing service activation times, and performs “rollback” in case of an activation failure. This product also enables scheduling of network activation operations.

Professional Services

We provide a broad array of professional service offerings to assist our diverse customer base. We focus on customer retention and our customers’ long-term satisfaction as key measures of the quality of these services.

We deliver the expertise necessary to customize, integrate and implement our software solutions. As of December 31, 2004, our professional services personnel consisted of 169 people operating in North America, Europe, Latin America and the Asia/Pacific region (including Australia). We provide a comprehensive series of training courses to our customers, partners and employees to provide and enhance the knowledge and skills necessary to deploy, use and maintain our software solutions. Our training courses address the technical aspects of our products while providing examples of customer best practices and operational efficiencies. We also offer “Train-the-Trainer” programs to enable our customers to conduct their own internal end-user training.

Project Installation; Maintenance and Customer Support

There are three distinct periods which occur during the process of providing a solution to a customer: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. Each period is divided into several phases; the number of phases is determined by the complexity of the project. During the functional specification period, the Company defines the specific requirements of the customer and becomes familiar with its network. During the implementation period, the Company performs the work necessary to bring the solution up to a point where it is ready to begin to operate using real customer data. At the time of installation, customers generally receive on-site training tailored to the user organization. We also offer supplementary training to clients on an as needed basis. During the stabilization period (which we refer to as a “warranty” period in many of our contracts with customers), the Company monitors the operation of the solution using real data, and performs the work necessary to ensure that the solution is stabilized and actually provides the functionality required by the particular customer. The stabilization period typically lasts approximately one year, but can be longer or shorter based on the particular solution. The project is considered completed when the stabilization period is over.

At the end of the stabilization period, the customer may elect to enter into a maintenance period with us for which we offer support contracts, typically based on a percentage of the total license fee, but in some cases based on hourly rates. Our standard support contract entitles the customer to unlimited telephone support, product updates and product maintenance during the support period. We offer toll-free technical customer support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. Support is provided via telephone, remote-access and e-mail. We generally provide an initial response within approximately six hours and, if necessary, on-site assistance within approximately 48 hours. Most of our customers are covered by support contracts with, in some cases, services provided by local subcontractors.

Beyond support contracts, we also provide on-site network support for additional fees. Our site management services include:

•	system management;

•	configuration changes;

•	failure recovery;

•	performance tuning;

•	database administration support;

•	communications administration support; and

•	preventive maintenance activities.

Customers

Our primary customers are established, large communications service providers. Our customers include:

•	incumbent local exchange carriers, or ILECs;

•	CLECs;

•	long-distance carriers;

•	wireless service providers and resellers; and

•	communications equipment vendors, such as vendors of switches, fixed wireless access equipment, transmission equipment and test equipment.

Potential intermediary customers include system integrators and private network owners, such as financial institutions and governmental entities.

To date, we have approximately 60 customers of our software solutions in more than 20 countries. Our significant customers with which we have ongoing relationships include the following:

AT&T	Nortel Networks

Bezeq	Partner Communication

Bezeq International	Pelephone

Cable & Wireless	Tele2

Cellcom	Telekom SA

Cyprus Telecommunications Authority	Telia

Hutchison 3GA	Telstra

ICE	Teracom

KPN	Unefone

Luxemburg PTT	Wind

Maltacom

Backlog

Our backlog represents signed purchase orders deliverable within 12 months. Backlog was approximately $33 million on December 31, 2002, approximately $23 million on December 31, 2003 and approximately $20 million on December 31, 2004.

Sales and Marketing

We market our products and services to communications service providers. As a key part of our marketing strategy, we have established strategic alliances with leading software and hardware vendors and system integrators.

We have focused our direct sales activities on North America, Europe, Africa and the Asia Pacific region. Additionally, we market our products to communications service providers in Western Europe and Asia/Pacific Rim through relationships with strategic partners and agents.

Our sales and marketing efforts are managed by a small group of senior managers with substantial experience in the communications software market. The sales process for new customers generally requires a significant investment of time and expenses and typically takes six to eighteen months. The process also involves system designers, sales representatives and support personnel and typically requires presentations, demonstrations, field trials, visits to reference sites and lengthy negotiations.

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

As of December 31, 2004, we employed 80 sales and marketing personnel. To date, we have established relationships with many equipment, software and service providers, including IBM, BEA, Nortel, VocalTec, Samsung, Siemens, Smarts Communications, and LogicaCMG. Through these alliances, we deliver a joint, comprehensive solution that builds on each respective company’s strengths and jointly market our products. We intend to strengthen our existing strategic relationships, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

Research and Development

Our research and development efforts are currently focused on developing our NGOSS family of products to support next-generation technologies and managed IP services. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

As of December 31, 2004, we employed 160 full-time employees in research and development. We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our core capabilities include our:

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

Gross research and development expenses were approximately $9.3 million, or 16% of our revenues, for the year ended December 31, 2002. Gross research and development expenses were approximately $10.5 million, or 22.9% of our revenues, for the year ended December 31, 2003. Gross research and development expenses were approximately $11.3, or 30% of our revenues, for the year ended December 31, 2004. We also invested $2 million in 2002 in the development of our Service View management product, which amount was capitalized in our financial statements. We did not capitalize any amount invested for development in 2003 and 2004. We anticipate that we will continue to invest substantially amounts in research and development in future periods.

The government of Israel encourages research and development projects oriented toward producing systems and products for export. We received grants and participate in programs sponsored by the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, the BIRD Foundation and the European Union. We have relied on these grants for the financing of a portion of our product development expenditures. In the past, we recognized grants totaling $5.4 million from the Chief Scientist and the BIRD Foundation for the development of various aspects of our products.

In 2003, we received a grant of approximately $185,000 from the Chief Scientist, out of which $133,000 was provided to us as part of our participation in a consortium of companies engaged in the development of a management system for large networks (MAGNET program). In 2004, we received a grant of approximately $331,000 from the Chief Scientist as part of our participation in the MAGNET program. We are not required to repay the MAGNET program grant, nor are we required to pay any royalties in respect thereof.

During 2003, we received a grant of approximately $52,000 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). During 2004 we received a grant of approximately $75,000 from the European Union as part of our participation in DWDM. We are not required to repay this grant, nor are we required to pay any royalties in respect thereof.

As of December 31, 2004, our total contingent liability in respect of grants received from the Chief Scientist and the BIRD Foundation, net of royalties paid or accrued, was approximately $3 million. Although we have received grants in the past, and may continue to do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers. For additional details regarding terms and conditions relating to grants from the Chief Scientist, see Item 5B – “Grants from office of Chief Scientist”.

Competition

Competition in today’s economically challenging telecommunications marketplace is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and constant changes in customer requirements. Competition in today’s market is exacerbated by the fact that service providers are extremely price conscious, and place greater demands than ever before on their vendors.

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

Our current and prospective competitors offer a variety of solutions to address the communications service provider market and generally fall within four categories:

•	organizations’ internal IT departments that design and develop NMS, OSS and BSS applications for their particular needs;

•	providers of NMS, OSS and BSS applications, such as Agilent Technologies, Cramer Systems, Granite Systems, Hewlett-Packard, Metasolv, Micromuse, Telecordia Technology and Watchmark;

•	communications equipment vendors, such as Ericsson and Lucent Technologies; and

•	systems integrators who provide programming services to develop customer-specific applications, such as LogicaCMG, BusinessEdge Solutions, Accenture, Cap Gemini and IBM Global Services.

We believe that our product offerings in all of these categories are generally competitive on price and features and have certain advantages and disadvantages as compared to competitors’ products. In particular, our extensive experience in software development, and the fact that our sole focus is communication service providers, enables us to create products that meet their unique business and technological requirements.

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

The steps we take to protect our proprietary technology may not prevent misappropriation of such technology, and such protections may not prevent competitors from developing products with functionality or features similar or superior to our products. For example, we currently have no registered patents and two patent applications pending. If our pending patent applications will be rejected, our ability to protect the proprietary information underlying such applications may be limited. We believe that, because of the rapid pace of technological change in the market for our products, legal protections of our proprietary technology are less significant factors in our success than the knowledge, technical expertise, ability and experience of our employees, the frequency of product enhancements, timely introduction of new products and the quality of professional services and customer support we provide.

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

We believe that our products and trademarks do not infringe upon the proprietary rights of third parties and there are currently no pending claims to such effect. We may, however, receive future communications from third parties asserting that our products infringe, or may infringe, their proprietary rights. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could:

•	be time-consuming;

•	result in costly litigation and diversion of technical and management personnel;

•	cause product shipment delays;

•	require us to develop non-infringing technology; or

•	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

•	In the event of a successful claim of product infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, financial condition and results of operations could be seriously harmed.

We rely on certain software that we license from third parties, including software that is embedded in our products or integrated with third party and internally developed software and used in our products to perform key functions. For instance, we have licensed databases from Oracle and Sybase and development tools from Sybase and ILOG. There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms or at all. In addition, to a certain extent we are dependent upon such third parties’ ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes.

C. Organizational Structure

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel and we are domiciled in Israel. We operate under the laws of the State of Israel. We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd. In April 2005, Team Computers distributed most of the ordinary shares of TTI held by it to Team Computers’ shareholders, and we ceased to be a subsidiary thereof. For additional details about the distribution, see Item 7 – Major Shareholders and Related Party Transactions.

A list of our subsidiaries appears in Exhibit 8 to this annual report.

D. Property, Plants and Equipment

We do not own any real property. Our principal facilities, in which our corporate headquarters are located, comprise approximately 58,000 square feet of office space, and are located in Petach Tikva, Israel. These facilities are leased from Team Computers, our former largest beneficial shareholder.

We also lease the following facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 23,305 square feet in Atlanta, Georgia, USA; approximately 3,270 square feet in Lenexa, Kansas, USA; approximately 400 square feet in Amsterdam, The Netherlands; approximately 1,300 square feet in Sydney, Australia; approximately 1,300 square feet in San Jose, Costa Rica; and approximately 2,433 square feet in Hong Kong. Our leasing expenses for our facilities were approximately $1.1 million in 2004. We expect to pay total leasing expenses for our facilities of approximately $1.5 million in 2005.

We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

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

Our software licenses usually require significant customization, integration and installation. The revenues are recognized using contract accounting on a percentage of completion method based on the relationship of labor days incurred to total estimated labor days to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. Revenues from maintenance and support contracts are recognized over the life of these contracts, which is typically one year, or at the time when our services are rendered.

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

Sales effected through our strategic relationships with IBM, Nortel, VocalTec, Siemens and CMGLogica accounted for approximately 14% of our revenues in 2002, approximately 18% of our revenues in 2003 and approximately 14% of our revenues in 2004. The contractual terms of our arrangement with our strategic partners are similar to the terms of the arrangement with customers that are end-users (projects in which we act as the prime contractor). In all of our arrangements we do not provide price protection and/or return provisions. Our obligations, in any event, are limited exclusively to our obligation towards our partner.

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

We recognize revenue from our software licenses, which require significant customization, integration, installation and development services, in accordance with Statement of Position (“SOP”) 81-1,

“Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage of completion method based on the relation of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, we divide each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period, as more fully described in Item 4B under “Project Installation: Maintenance and Customer Support.” A project is considered completed when the stabilization period is over.

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

Unbilled receivables include all amounts that had been billed as of the balance sheet date due to contractual or other arrangements with customers.

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

Goodwill. Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have performed impairment tests and determined that our goodwill in the amount of $1.1 million is not subject to an impairment charge as of December 31, 2002. On September 30, 2003, we performed impairment tests on our goodwill, which resulted in impairment of $1.1 million. Following such impairment, the value of our goodwill is zero.

Marketable securities. We account for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” We determine the proper classification of investments in marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date. At December 31, 2004, all securities were designated as available-for-sale. Accordingly, the available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive income. Amortization of premium and accretion of discounts are included in financial income and other, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

Capitalized software development costs. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release, are capitalized in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” (“FSAS No. 86”) and amortized these costs over the product estimated economic life which historically has been between three to six years. No software development costs were capitalized in 2003 and 2004.

The Company and its subsidiaries assess the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the cost of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2004.

On September 30, 2003, the net realizable value of the capitalized software development costs were periodically reviewed by management, based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing of each of them. This review indicated that the net realizable value of the capitalized software development costs exceed the unamortized capitalized costs. An amount of $5.9 million has been reduced and recorded as an impairment of capitalized software costs included in the cost of revenues. On December 31, 2004 additional amount of $3.6 million, has been reduced and recorded as an impairment of capitalized software costs included in the cost of revenues.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2002	2003	2004
Revenues:
Product	80.6%	73.8%	57.3%
Service	19.4	26.2	42.7

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	47.0	64.5	44.0
Service	9.7	13.9	25.7
Impairment of capitalized software development costs	—	12.8	9.6

Total cost of revenues	56.7	91.2	79.3

Gross profit	43.3	8.8	20.7
Operating expenses:
Research and development, net	13.6	22.5	28.4
Selling and marketing,	30.4	42.4	50.8
General and administrative	12.0	13.8	17.6
goodwill write-off	—	2.3	—

Allowance for doubtful accounts and bad debt write-off	12.8	0.4	—

Total operating expenses	68.8	81.4	96.8

Operating income (loss)	(25.5)	(72.7)	(76.0)
Financial income, net	5.8	6.1	3.5

Income (loss) before income taxes	(19.6)	(66.6)	(72.5)
Income taxes	(1.0)	(1.0)	5.6

Net income (loss)	(18.6%)	(65.6%)	(78.0%)

	Years Ended December 31,
	2002	2003	2004
Sales by Geographic Areas:
Israel	10.5%	7.3%	11.1%
United States	30.7	39.4	37.3
Europe	32.5	26.3	30.5
Australia	7.4	4.2	8.8
South America	7.9	11.8	7.2
Far East	8.9	5.0	1.9
South Africa	2.1	6.0	3.2
	100.0%	100.0%	100.0%

Comparison of 2002, 2003 and 2004

Revenues

($ in millions)	Year ended December 31,			% Change 2002 vs. 2003	% Change 2003 vs. 2004
	2002	2003	2004
Product sales	$47.0	$33.9	$21.7	(28)%	(36)%

Services	11.3	12.0	16.1	6%	34%

Total revenues	58.3	45.9	37.8	(21)%	(18)%

Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include fees for maintenance and customer support .The decrease in our product revenues in 2004 and 2003 was primarily attributable to delays in some of our customers’ network roll-outs, extension of customers sale cycles and difficulties in obtaining new contracts and longer-lasting acceptance processes, all of which we believe was a result of the overall decline in capital expenditure by customers in the telecommunication industry.

The decrease in product revenues was partially offset by a 34% increase in our service revenues in 2004, a 6% increase in our service revenues in 2003, which were primarily attributable to our entering into new maintenance contracts, and renewals of maintenance contracts with existing customers.

Cost of Revenues

($ in millions)	Years ended December 31,			% Change 2002 vs. 2003	% Change 2003 vs. 2004
	2002	2003	2004
Cost of product sales	$27.4	$29.6	$16.6	8%	(44)%

Cost of services	5.7	6.4	9.7	12%	51%

Impairment of capitalized software development costs	0	5.9	3.6	—	(39)%

Total cost of revenues	33.1	41.9	29.9	27%	(29)%

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

We recorded charges during 2003 and 2004 in connection with the impairment of capitalized software development costs of the following software products:

Netrac 2

The Netrac 2 platform serves as the foundation for many of our products. Our products are divided into six families: Mediation, Service Management, Fault Management, Performance Management, xDR and Fulfillment. Relative part of Netrac2 within the products varies and described in the products families descriptions.

ServiceView

The ServiceView line of products manages service availability and Service Level Agreements (“SLA”). Monitoring service levels helps service providers ensure that customers are benefiting from guaranteed quality of service. The Service management products detect services in danger of exceeding SLA thresholds and notify service providers of impending problems before customers are affected and SLAs are jeopardized.

The table below describes the impairment charges attributed to each product during 2003 and 2004:

U.S. Dollars in thousands	2003	2004
Netrac 2	5,461	3,079

Service View	403	518

Total	5,864	3,597

The events and circumstances surrounding these charges and the factors that led us to conclude that the software was impaired are as follows:

Regarding Netrac 2:

2003: The net realizable value of Netrac 2 was lower than the unamortized capitalized cost because the estimated gross margin for Netrac 2 sales declined due to: (1) a decline in our sales mainly resulting from the difficult market situation at the time and strong competition and (2) an increase in our operational expenses mainly resulting from further investment in development (using other technologies) and the fact that the workforce has not been reduced significantly.

2004: We started using more standard advanced commercial infrastructures (e.g., J2EE application servers and web GUI) to improve performance and maintainability, which meant that the use of the Netrac 2 platform in its projects declined and is predicted to decline even further in the future. As a result, we predicted a significant decline in its future revenues from this product.

Regarding ServiceView:

2003: Difficulties in the telecommunications market during this period caused a general decline in our sales and adversely affected the future revenues of this product, resulting in a decline in its net realizable value.

2004: We lost many major ServiceView product-specific tenders, which caused us to change its predictions as to the future gross revenues of this product. As such, we found that the demand for this product in the telecom market was lower than we expected. In addition, we discovered that parts of the old source code could not be effectively reused, which required us to develop new code for this product using new infrastructures.

Current status:

Netrac 2: The infrastructure components that were developed for the Netrac 2 are a significant part of our Assurance product family, but this importance is declining as we continue to develop and change the infrastructure (making the relative percentage of the code that was capitalized smaller) and our use of more advanced commercial infrastructures grows. We expect Netrac 2’s capitalized value will be negligible in our system within the next three years.

ServiceView: All development carried out from this product will be included as additional modules in the existing Assurance modules.

Estimate of Economic Lives

We assessed the recoverability of capitalized software development costs in accordance with SFAS 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeded the net realizable value.

A third party specialist performed the evaluation tests under SFAS 86. The evaluation dates were December 31, 2003 and December 31, 2004.

The evaluations indicated that the net realizable value of each of the Netrac 2 technology and the ServiceView technology was lower than their unamortized capitalized costs. The evaluations were based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing of each of them. There were no changes in our estimations regarding the economic lives of these technologies.

Changes in Cost of Sales:

In 2002 and 2003, product sales declined in comparison with 2001, while the cost of product sales have increased. The main reasons are as follows: (1) we engaged in projects with much higher requirements for development efforts of new software modules and product offerings; (2) strong competition in the market led to declining market prices and resulted in a greater demand by customers for products with more functionalities; (3) fixed costs remained high; and (4) we decided not to dramatically reduce our work force in anticipation of market recovery and of obtaining new projects, and also in order to maintain our know-how.

Compared to 2003, product sales and cost of sales in 2004 declined, as part of our plan to reduce costs and increase efficiency, consisting primarily of termination of employment of approximately 220 software and information technology specialists and administrative professionals from December 31, 2003 through December 31, 2004. In addition, we closed some of our offices abroad. During the second quarter of 2004, we undertook several major management changes and replaced most of our senior management. At that time, we hired an external consultant to help us focus our business efforts. We implemented other cost reduction measures, including travel cuts and reductions in communication expenses, exhibitions and employee benefits.

Although service sales increased during 2002 and 2003 in comparison with 2001, the cost of service sales increased even more as a result of more extensive requirements on the part of our customers relating to such services. This trend continued through 2004.

See also the discussion regarding Gross Profit below.

Gross Profit

($ in millions)	Years ended December 31,			% Change 2002 vs. 2003	% Change 2003 vs. 2004
	2002	2003	2004
Product sales	19.6	4.2	5.0	(79)%	19%
Services	5.6	5.7	6.4	2%	12%
Impairment of capitalized software development costs	—	(5.9)	(3.6)	—	(39)%
Total gross profit	$25.3	$4.0	$7.8	(84)%	95%

Gross profit as a percentage of revenues

	Years ended December 31,
	2002	2003	2004
Product sales	42%	12%	23%
Services	50%	47%	40%
Total gross profit	43%	9%	21%

Total gross profit increased to $7.8 million in 2004 from $4 million in 2003. The increase in gross profit resulted from the decrease in product sales of 36%, while the cost of product sales decreased by 44%, and the increase in service revenues by 34% while the cost of services increased by 51%. These elements, together with a lower impairment of capitalized software development costs resulted in a 21% increase in gross profit. The disproportionate decrease in cost of product sales is the result of our restructuring activities. The disproportionate increase in the cost of services is the result of more extensive requirements of our customers relating to such services, and the different mixture of types of services rendered.

Operating Expenses

($ in millions)	Year ended December 31,			% Change 2002 vs. 2003	% Change 2003 vs. 2004
	2002	2003	2004
Research and development, net	$8.0	$10.3	$10.7	29%	4%
Selling and marketing	17.7	19.5	19.2	10%	(2)%
Allowance for doubtful accounts	7.4	0.2	—	(97)%	—
Impairment of good-will	—	1.1	—	—	—
General and administrative	7.0	6.3	6.6	(10)%	5%
Total operating expenses	40.1	37.3	36.5	(7)%	(2)%

Research and Development Expenses, Net. Gross research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

($ in millions)	Year ended December 31,
	2002	2003	2004
Total cost	$11.4	$10.5	11.3
Less grant participations	1.4	0.2	0.6
Less - capitalization of software development costs	2.0	—	—
Research and development, net	8.0	10.3	10.7

Gross research and development expenditures increased 7.7% to $11.3 million in 2004, from $10.5 million in 2003, and were offset by $0.6 million in grants recognized in 2004, compared to an offset of $0.2 million in grants recognized in 2003. As a result, research and development expenses, net, increased 4% to $10.7 million in 2004 from $10.3 million in 2003.

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

The increases in research and development net, in 2002 and 2003 and 2004 were primarily due to improving infrastructure and adding functionality to our products, which was partially offset by the increase in grants recognized in 2004 compared to 2003.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 51% of total revenues in 2004, 42% of total revenues in 2003, and 30.4% of total revenues in 2002. These level of expenditures were primarily due to a decision to maintain the selling and marketing infrastructure on a lower amount of revenues to allow us to preserve our market presence, and to allow more aggressive marketing of our products in order to gain more orders in the future.

In addition, the sales process has become longer and sales efforts have become more complicated and intensive due to the demands to perform proof of concepts and to invest significant resources in presale activities.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses increased 6% to $6.6 million, or 17% of total revenues in 2004, from 10% to $6.3 million, or 14% of total revenues in 2003. The reason general and administrative expenses did not decrease, even though our revenues decreased, was primarily due to our decision to maintain the critical mass necessary to manage and support our global business.

General and administrative expenses decreased 10% to $6.3 million, or 14% of total revenues in 2003, from $7.0 million, or 12% of total revenues in 2002. This decrease was primarily due to our efforts to reduce discretionary expenses.

Goodwill write off. During 2003 we incurred a charge for impairment of goodwill in the amount of $1.1 million relating to our investment in Axarte Limited. There was no comparable charge in 2004.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments, off-set by impairment of marketable securities, if any. Our financial income decreased to $1.3 million in 2004, from $2.8 million in 2003, due to the decrease in our liquid assets during the year 2004 and decrease of our exposure to Euro based assets. Our financial income decreased to $2.8 million in 2003 from $3.4 million in 2002, due to the decrease in our liquid assets during the year 2003.

Allowance for doubtful accounts and bad debt write off. The allowance for doubtful accounts consists of the balance of the unpaid sums under our agreements with two major customers. One of these agreements was terminated by the customer, and the second was terminated by mutual agreement, and the dispute thereunder was settled. Please see the information about these customers set forth below under the heading “Item 8A – Legal Proceedings.” Allowance for doubtful accounts was in the aggregate amount of $7.5 million in 2002 and $177,000 in 2003. There was no allowance for doubtful accounts during the year 2004.

Research and Development

We conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants from the Office of the Chief Scientist, the BIRD Foundation and the European Union. The Chief Scientist and the European Union provided grants of approximately $1.4 million for the year ended December 31, 2002, approximately $237,000 for the year ended December 31, 2003 and approximately $406,000 for the year ended December 31, 2004. Of our total research and development expenses, these grants accounted for 12.4% in 2002, 2.3% in 2003 and 3.6% in 2004.

With respect to grants we received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, we paid or accrued to the Israeli government approximately $258,000 for royalties for the year ended December 31, 2002, approximately $110,000 for the year ended

December 31, 2003, and approximately $4,000 for the year ended December 31, 2004. See Item 5B – “Grants from the Office of the Chief Scientist”.

We have also received royalty-bearing grants from the BIRD Foundation to be repaid at the rate of 3.5% to 5% of sales of products developed as a result of the research projects funded by the BIRD Foundation until a maximum of 150% of the U.S. dollar amount we received, linked to the United States consumer price index, is repaid. These royalty-bearing grants received for research and development are offset against our gross research and development expenditures. We paid or accrued to the BIRD Foundation approximately $36,000 for the year ended December 31, 2002, approximately $9,000 for the year ended December 31, 2003 and approximately $6,000 for the year ended December 31, 2004. We have not received grants from the BIRD Foundation since 1996.

We received grants of approximately $2.7 million in 2002, approximately $185,000 in 2003 and approximately $331,000 in 2004, from the Chief Scientist, out of which approximately $ 687,000 in 2002, $133,000 in 2003 and $331,000 in 2004 was provided to us as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these MAGNET program grants, nor are we required to pay any royalties in respect thereof.

We received grants of approximately $62,000 in 2002, $52,000 in 2003 and $75,000 in 2004 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We are not required to repay these grants, nor are we required to pay any royalties in respect thereof.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003. However, our facilities in Petach Tikva have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities.

Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2011 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. The above benefits are conditioned upon our fulfillment of conditions stipulated by the Law for the Encouragement of Capital Investments, the regulations promulgated thereunder and the instruments of approval for the specific investments in approved enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of benefits received, in whole or in part.

Our effective tax rate was 5.1% in 2002. Due to the expiration of certain of the tax benefits and exceptions discussed above and a decrease in the impact of the remaining benefits, our effective tax rate was expected to increase to 17% in 2003, but since we incurred losses in that year, we were not required to pay taxes. During the year 2003 we recorded deferred taxes expenses in the amount of $456,000. In 2004, we have written off the deferred tax reserved in our financial statement in the amount of $1.6 million because we do not expect taxable income within the following 3 years.

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

Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. For more information about these risks and the methods we employ to mitigate these risks, see also “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Inflation (Deflation)	1.2%	(1.9%)	6.5%	1.4%	0%
Devaluation (Revaluation)	(1.6%)	(7.6%)	7.3%	9.3%	(2.7%)
Inflation (devaluation) gap	2.8%	5.7%	(0.8%)	(7.9%)	2.7%

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

	Quarters Ended
	Mar. 31 2003	June 30 2003	Sept. 30 2003	Dec. 31 2003	Mar. 31 2004	June 30 2004	Sept. 30 2004	Dec. 31 2004
Revenues:
Products	8,551	8,480	7,732	9,068	8,147	4,654	3,532	5,337
Services	2,789	3,047	3,301	2,899	3,292	4,612	3,708	4,516

Total revenues	11,340	11,527	11,033	11,967	11,439	9,266	7,240	9,853
Cost of revenues:
Products	7,670	7,697	6,815	7,437	6,121	3,735	3,148	3,641
Services	1,552	1,559	1,713	1,544	1,777	2,687	2,576	2,679
Impairment of capitalized software development costs			5,864				2,475	1,122

Total cost of revenues	9,222	9,256	14,392	8,981	7,898	6,422	8,199	7,442

Gross profit	2,118	2,271	(3,359)	2,986	3,541	2,844	(959)	2,411
Operating expenses:
Research and development, net	2,463	2,425	2,456	2,974	3,180	2,819	2,597	2,148
Selling and marketing	4,715	4,950	4,871	4,929	4,551	4,984	4,756	4,929
General and administrative	1,580	1,486	1,670	1,597	1,565	1,686	1,620	1,765
goodwill write-off provision for doubtful accounts	—	—	1,052	—	—	—	—	—
Allowance for doubtful accounts and bad debt write-off	—	165	—	12	—	—	—	(50)

Total operating expenses	8,758	9,026	10,049	9,512	9,296	9,489	8,973	8,792
Operating Income (loss)	(6,640)	(6,755)	(13,408)	(6,526)	(5,755)	(6,645)	(9,932)	(6,381)
Financial income, net	547	865	756	625	200	146	243	737

Income (loss) before income taxes	(6,093)	(5,890)	(12,652)	(5,901)	(5,555)	(6,499)	(9,689)	(5,644)
Income taxes	(325)	(41)	14	(104)	24	34	1,584	465

Net income (loss)	(5,768)	(5,849)	(12,666)	(5,797)	(5,579)	(6,533)	(11,273)	(6,109)

Basic (loss) net earnings per share	(0.49)	(0.49)	(1.07)	(0.49)	(0.47)	(0.55)	(0.95)	(0.51)

Diluted net earnings (loss) per share	(0.49)	(0.49)	(1.07)	(0.49)	(0.47)	(0.55)	(0.95)	(0.51)

	Quarters Ended
	Mar. 31 2003	June 30 2003	Sept. 2003	Dec. 31 2003	Mar. 31 2004	June 30 2004	Sept. 2004	Dec. 31 2004
Revenues:
Products	75.4%	73.6%	70.1%	75.8%	71.2%	50.2%	48.8%	54.2%
Services	24.6	26.4	29.9	24.2	28.8	49.8	51.2	45.8

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Products	67.6	66.8	61.8	62.1	53.5	40.3	43.5	37.0
Services	13.7	13.5	15.5	12.9	15.5	29.0	35.6	27.2
Impairment of capitalized software development costs			53.1				34.2	11.4

Total cost of revenues	81.3	80.3	130.4	75.0	69.0	69.3	113.2	75.5

Gross profit	18.7	19.7	(30.4)	25.0	31.0	30.7	(13.2)	24.5
Operating expenses:
Research and development, net	21.7	21.1	22.3	24.9	27.8	30.4	35.9	21.8
Selling and marketing	41.6	42.9	44.1	41.2	39.8	53.8	65.7	50.0
General and administrative	13.9	12.9	15.2	13.3	13.7	18.2	22.4	17.9
goodwill write-off	0.0	0.0	9.5	0.0	—	—	—	—

allowance for doubtful accounts and bad debts write-off	0.0	1.4	0.0	0.1	—	—	—	(0.5)

Total operating expenses	77.2	78.3	91.1	79.5	81.3	102.4	123.9	89.2

Operating Income (loss)	(58.5)	(58.6)	(121.5)	(54.5)	(50.3)	(71.7)	(137.2)	(64.8)
Financial income, net	4.8	7.5	6.9	5.2	1.7	1.6	3.4	7.5

Income (loss) before Income taxes	(53.7)	(51.1)	(114.7)	(49.3)	(48.6)	(70.1)	(133.8)	(57.3)
Income Taxes	(2.8)	(0.4)	0.1	(0.9)	0.2	0.4	21.9	4.7

Net income (loss)	(50.9)%	(50.7)%	(114.8)%	(48.4)%	(48.8)%	(70.5)%	(155.7)%	(62.0)%

B. Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and bank deposits of $48.1 million for the year ended December 31, 2002, $35 million for the year ended December 31, 2003 and $20.4 million for the year ended December 31, 2004.

Our operating activities provided (used) cash of $1.9 million for the year ended December 31, 2002, $(11.1) million for the year ended December 31, 2003 and $(13.8) million for the year ended December 31, 2004.

Our capital expenditures were $0.9 million in 2004, $2.1 million in 2003 and $3.1 million in 2002. Our capital investments for improvements of leased premises were $0.3 million in 2002 and $0.2 million in 2003. We did not invest in improvements of leased premises in 2004. We also invested $2 million in 2002 in the development of our Service View management program, which investments were capitalized in our financial statements. We did not capitalize any amount invested for development in 2003 and 2004.

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

In January 2005, we issued 6,636,389 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million (before expenses). We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Management believes our cash, and cash equivalents reserve, including the proceeds from the private placement transaction mentioned above, as well as cash flow from our operations in 2005, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the year.

Market Risk

For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Grants from the Office of the Chief Scientist

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist’s programs and with the provisions of the R&D Law.

Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the research committee of the Chief Scientist.

In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to our programs range from 3% to 3.5%.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

In March 2005, an amendment to the R&D Law was approved by Israel’s Parliament, which amendment is intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel. As described above, currently, the law permits the Office of the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in exchange for payment of higher royalties. The amendments further permit the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of increased royalties. The amendment further permits, under certain circumstances and subject to the Office of the Chief Scientist’s prior approval, the transfer outside Israel of know-how that has been funded by Office of the Chief Scientist, generally in the following cases: (a) the subject company pays to the Office of the Chief Scientist a portion of the consideration paid for such funded know-how (according to certain formulas), or (b) the subject company receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. Said amendment will come into effect on June 7, 2005. To our knowledge, the Israeli government intends to amend the royalty regulations promulgated under the R&D Law to reflect said amendments. Such amendment to the regulations may also include an update to the royalty rates.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

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

We currently employ 160 full-time employees in research and development. Gross research and development expenses were approximately $11.3 million, or 19.4% of our revenues, for the year ended December 31, 2002. Gross research and development expenses were approximately $10.5 million, or 22.9% of our revenues, for the year ended December 31, 2003. Gross research and development expenses were approximately $11.3 million, or 30% of our revenues, for the year ended December 31, 2004. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.” We anticipate that we will commit increasing amounts to research and development in future periods.

As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an approval to perform any portion of them outside of Israel. Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist. Approval is not required for the sale or export of any products resulting from the research and development based on these grants. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see “Item 5B – Liquidity and Capital Resources– Grants from the Office of the Chief Scientist.”

D. Trend Information

General. The deterioration of the global economy in general and economic uncertainty in the communications industry in particular has resulted in a decline of capital investment by communications service providers, and in the communications industry in particular, has significantly reduced spending by communications service providers since late 2000. Many new and small communications service providers have failed and existing communications service providers have been reducing or delaying expenditures on new equipment and applications. The attacks of September 11, 2001, caused a further decline in the global economy. As a result, many companies, including current and potential customers of ours, have indicated that they plan to postpone or decrease further capital investment. We believe that this slow-down in communications-related spending will continue compared to the level of investments before the year 2000. Recently, published studies indicated an increase in spending by telecom operators that might result in an increased demand for OSS\BSS solutions. This is shown in various indicators such as in the number of proposal requests that communication service providers are issuing, the new services being announced by communication service providers and the new technologies deployed by such communication service providers. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our results of operations. If this trend reverses and the slow-down in capital expenditures resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

Composition of revenue. In recent years, our revenues from services as a percentage out of total revenues has been increasing due primarily to recurring orders and the entering into new maintenance contracts whereas our sales of new products contracts was slowed down. Due to these conflicting trends as well as numerous factors beyond our control, we cannot predict at this time whether the year-by-year increase in revenues from services out of our overall revenues will continue in 2005.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2004, our known contractual obligations by type of obligation and for the periods indicated:

Contractual Obligations	Payment due by period (in thousands US$)
	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating Lease Obligations (facilities and vehicles)	3,171	1,473	1,697

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A - Operating Results – Research and Development.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and officers are as follows:

Name	Age	Position
Meir Lipshes	59	Chairman of the Board and acting Chief Executive Officer
Meir Dvir	74	Director
Rami Zivony	53	Director
Doron Zinger	52	Director
Ilan Toker	35	Director
Lior Bregman	46	Director
Israel Ofer	50	Chief Financial Officer
Alon Zelzion	53	Executive Vice President of Sales
Avshalom Ben-Zoor	45	Vice President of Business Development
Hanun Dvey-Aharon	58	Vice President of Development Group
Shahar Ebel	35	Chief Technology Officer
Dubi Yoeli	44	Vice President solution Engineering
Nava Pollak	47	Vice President of Human Resources

Meir Lipshes has served on our board of directors since we commenced independent operations in September 1992 and was appointed our acting Chief Executive Officer in March 2005 on an interim basis. On December 29, 2004, Mr. Lipshes became the Chairman of our board of directors. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004. Mr. Lipshes continues to be engaged by us in the capacity of Executive Director. Mr. Lipshes was one of the founders and is a current shareholder of Team, our former principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from

November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

Meir Dvir became a director in 1997. Since 1999, Dr. Dvir has served as a director of Bank Leumi B.M. and Israel Military Industries. Since 1998, Mr. Dvir has served as a director of Intergamma Ltd. Since 1996, Dr. Dvir has served as a director of TAT Technologies. Since 1994, Dr. Dvir has served as President of Dea Shnia Ltd., a consulting company. Dr. Dvir additionally has held the following positions, among others: Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology and defense company from 1984 to 1985, and President of Elta, a subsidiary of Israeli Aircraft Industries, from 1998, to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

Rami Zivony became a director in 2003. He also served as a director of TTI from the commencement of its independent operations in 1992 through 1998. From 2003 until February 2004, Mr. Zivony was the Chief Executive Officer of CelleBrite Ltd., a company engaged in manufacturing and marketing universal memory exchangers for cellular telephones. From 2000 through 2002, Mr. Zivony served as Chief Executive Officer of Callscape Inc., a start-up company he founded, which engaged in the development of a system to enhance the availability of telephone users, especially cellular users. During 1999, Mr. Zivony acted as Chief Executive Officer of Madah-Com Ltd., a start-up company engaged in wireless public announcement systems. From 1983 through 1998, Mr. Zivony was employed with Team Computers, in various capacities, including as Joint Chief Executive Officer. Mr. Zivony received a Masters Degree in Business (with honors) from The Technion – Israel Institute of Technology.

Doron Zinger became a director in 2004. Mr. Zinger currently operates Zinger Communications, an independent communications consulting company, and is a venture partner (Telecommunications) with Giza Venture Capital Fund, a member of the Board of Directors of Vsecure Ltd. Effective May 31, 2005, he will become the chief executive officer of RiT Technologies Ltd., a Nasdaq-listed company engaged in providing physical network infrastructure control and management solutions. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales—Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. Degree from The Technion—Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

Ilan Toker became a director in 2004. Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the acting Chief Executive Officer since 2002, and as the Chief Financial Officer since 2000. From 1997 to 2000, Mr. Toker was the Chief Financial Officer of Isras

Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange). Mr. Toker is a director of Hasin Aish Ceramic Products Company (1990) Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange). Mr. Toker holds a BA in accounting and economics and an MBA degree, both from Tel Aviv University.

Lior Bregman became a director in 2004. Mr. Bregman is a private investor. From 1988 to 2001 Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort and was responsible for its telecommunication equipment research effort in general and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001 Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet. Mr. Bregman received his MBA from Stanford University in 1986, and his BA from the Hebrew University of Jerusalem.

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

Alon Zelzion, Executive Vice President of Sales, joined us in January 2005. Alon Zelzion is a 25-year veteran in the software and telecommunications industry, and has held senior leadership positions in general management, sales, marketing, business development and R&D. Mr. Zelzion was a co-founder of several successful technology companies in the U.S. and Israel, most notably Given Imaging Ltd. and Scorpio Communication, a developer of ATM chip and sub-systems, which was acquired by U.S. Robotics. Mr. Zelzion also served from 1998 to 2001 as chief operating officer of Vsoft, a developer of software for management of broadcast video over IP networks, and from 1989 to 1992 as President of Ace Communications Inc., a developer of data communications and networking systems. Mr. Zelzion holds a BSc in Electrical and Computer Engineering from California State Polytechnic University, and an MSc in Engineering from California State University.

Avshalom Ben-Zoor, joined us in September 2003 as Sales Marketing General Manager and was appointed Vice President of Business Development in April 2005. Mr. Ben-Zoor has seventeen years of experience in the telecommunications industry, an extensive background in software development, and management expertise. Prior to his current position, Mr. Ben-Zoor served as System Engineering Manager at TTI and led the development of our Netrac product suite. Before joining us, from 1993 to 2003 Mr. Ben-Zoor held various positions at ECI Telecom Ltd., including AVP, R&D Management Systems at ECI Telecom Ltd., a leading global provider of telecommunications solutions to service providers. Prior to ECI Telecom, Mr. Ben-Zoor worked at RAD Data Communications, a manufacturer of access equipment for data applications. Mr. Ben-Zoor holds a BA in Management Information Systems and Marketing from Pace University, New York.

Hanun Dvey-Aharon, Vice President Development Group, joined us in March 2004. Hanun Dvey-Aharon brings more than two decades of R&D management experience to the product group. Prior to joining us, Dr. Dvey-Aharon served from September 2000 to January 2004 as AVP Technology at Ofek, an NGN Telecom Professional Services group. Prior to that, he worked at Telrad Networks as Director of Network Management Systems, and at Elbit Systems as Technical and

Software Development Director. Dr. Dvey-Aharon holds a BSc in Physics from the Technion-Israel Institute of Technology and an MSc in Computer Science from Case Western Reserve University.

Shachar Ebel, Chief Technology Officer, joined us in March 2004. From September 2000 to January 2004, Mr. Ebel has held various positions at Ofek, the NGN Telecom Professional Services group, including Chief System Engineer and Senior OSS Consultant for Bezeq. Prior to that, Mr. Ebel was System Engineering Department Manager for OSS Solutions at Telrad Networks, where he was responsible for managing large-scale project engineering. Mr. Ebel holds a BSc in Electronic Engineering and an MBA from Tel Aviv University.

Duby Yoeli, Vice President Solution Engineering, joined us in 2001 as Engineering Group Manager, responsible for telecom solutions and professional services. He has held telecom management positions since 1989, when he joined Bezeq as an engineer. After ten years at Bezeq as NMC Engineer and then manager, Mr. Yoeli joined Partner (Orange IL), where he started as NOC manager, taking part in building the new field of GSM operator network rollout. Mr. Yoeli holds a BSc in Electrical Engineering from the Technion-Israel Institute of Technology.

Nava Pollak, Vice President Human Resources, joined us in December 2004. Before joining us, Ms. Pollak served since 2001 as VP human resources at Xpert, an international provider of security and business continuity solutions. Prior to that, Ms. Pollak was HR manager at Motorola Israel. Before Motorola, Ms. Pollak was head of training at the Israeli Management Institute. Ms. Pollak holds a BA in mathematics and computers from Haifa University and an MSc in organizational behavior from the Technion-Israel Institute of Technology.

There are no family relationships between any of the directors or members of senior management named above.

Recent Management Changes

During 2004 and through March 2005, we underwent several key changes to our management team:

•	in March 2005, Menahem Tirosh resigned from his position as our Chief Executive Officer. Meir Lipshes is serving as our acting Chief Executive Officer until we employ a new Chief Executive Officer;

•	in December 2004, Shlomo Eisenberg, who has been our Chairman since our inception in September 1992, ceased to be a member of our board of directors; and

•	several other members of our senior management left the employ of TTI, including Roni Eldar, who was our President from August 1996 to April 2004 and continues to advise us as a consultant.

B. Compensation

Compensation to Directors:

In 2004, our directors, other than Meir Lipshes, and our former director, Shlomo Eisenberg, received annual compensation of approximately $10,500 each and approximately $380 (approximately $190 per telephone meetings) per board meeting or per board committee meeting in which they participate. We paid our directors, other than Meir Lipshes, and our former director, Shlomo Eisenberg, the aggregate amount of approximately $98,137 in 2004, out of which $62,783 were paid in respect of their services in 2004. Our directors other than Meir Lipshes will continue to receive the aforesaid compensation in 2005.

In 2004, we were obligated to pay monthly management fees of NIS 30,000 to our former Chairman, Shlomo Eisenberg, and NIS 60,000 to Meir Lipshes, our current Chairman, linked to the Israeli Consumer Price Index, or CPI. As of December 31, 2004, we paid monthly management fees of NIS 31,696 ($7,357 according to the exchange rate prevailing on December 31, 2004) to Shlomo Eisenberg, and NIS 63,392 ($14,715 according to the exchange rate prevailing on December 31, 2004) to Meir Lipshes.

Total compensation paid to Shlomo Eisenberg and Meir Lipshes during 2004 was $343,181, out of which approximately $84,050 was in respect of amounts accrued during 2003. Total compensation paid to Shlomo Eisenberg and Meir Lipshes during 2003 was $227,336, out of which $73,750 was in respect of amounts accrued during 2002. The total amount of the compensation paid during 2004 includes pension, retirement and similar benefits. We no longer pay management fees to Shlomo Eisenberg. Since January 1, 2005, we pay Meir Lipshes a monthly salary of NIS 80,000 (approximately $18,600 according to the exchange rate prevailing on December 31, 2004) linked to the CPI, plus applicable social benefits.

In November 2001, our board of directors authorized the grant of options to purchase up to an additional 15,000 Ordinary Shares to Shlomo Eisenberg (which options have been expired), and options to purchase up to an additional 20,000 Ordinary Shares to Meir Lipshes. Out of the 20,000 options granted to Meir Lipshes, 16,000 options have an exercise price of $19.00 per share, and 4,000 options have an exercise price of $30.00 per share. These options are currently fully exercisable. These options expire on November 9, 2005. These option grants were approved by our shareholders in October 2002.

In November 2004, our board of directors authorized the grant of options to purchase up to an additional 75,000 Ordinary Shares to Meir Lipshes, at an exercise price of $3 per share. On December 29, 2004, the option grant to Meir Lipshes was approved by our shareholders. Of the options granted to Meir Lipshes, 18,750 of these options vested immediately, 18,750 of these options vest on July 1, 2005, 18,750 of these options vest on January 1, 2006 and 18,750 of these options vest on July 1, 2006. The options expire on October 15, 2008

Compensation to executive officers:

Total compensation during 2004 to the members of senior management amounted to approximately $1.9 million. This amount includes special bonuses, pension, retirement and similar benefits amounting to approximately $356,000. These figures for compensation include amounts paid in 2004 to members of senior management whom we are no longer employ.

Our employment agreements with our executive officers located in Israel, including those that are also members of our board of directors, provide for standard Israeli benefits, which are managers’ insurance and educational fund payments. We make payments in this context as follows: pension -

5.0% of gross salary; severance pay - 8.33% of gross salary; loss of earning capacity - up to 2.5% of gross salary; and educational fund - 7.5% of gross salary. With respect to some of our employees, such payments are made based on 75% to 85% of their gross salary.

In November 2001, certain of these members of senior management (other than Shlomo Eisenberg and Meir Lipshes), were granted options to purchase a total of up to 53,333 ordinary shares for an exercise price of either $19 or $30 each. 15,000 of these options are currently outstanding and fully exercisable. The expiration date of these options is November 9, 2005.

In May 12, 2004, certain of these members of senior management (other than Shlomo Eisenberg and Meir Lipshes) were granted options to purchase a total of up to 80,000 ordinary shares for an exercise price of either $6 or the higher of $8 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005). 40,000 of these options vest on May 12, 2005 and 40,000 of these options vest on May 12, 2006. These options expire on September 30, 2009.

C. Board Practices.

We are subject to the provisions of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, and the regulations adopted thereunder. In addition, as a Nasdaq-listed company, we also subject to certain corporate governance standards adopted by Nasdaq.

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

Our articles of association provide for a board of directors of not less than three and not more than seven members. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who hold office for three-year terms and may be re-elected by the shareholders for an additional three-year term. We recently amended our Articles of Association to provide that, notwithstanding the foregoing, for so long as at least 50% of the Series A Preferred Shares issued under the Purchase Agreement dated November 29, 2004 remain outstanding, the holders of a majority of the outstanding Series A Preferred Shares are entitled to appoint, elect, remove and replace one director to our board of directors.

Under new Nasdaq Marketplace Rules, effective as of July 31, 2005, absent an exemption therefrom, a majority of our board of directors must qualify as independent directors within the meaning of the Nasdaq Marketplace Rules. We intend to comply with such standard by July 31, 2005, or seek an exemption therefrom if we deem appropriate and available.

Alternate Directors

Our articles of association provide that a director may appoint, by written notice to the Company, any individual who is not a member of the board of directors, to serve as an alternate director. An external director may not appoint an alternate director, except in very limited circumstances. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present and may not act as the alternate for several directors. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term. Notwithstanding the foregoing, a director may serve as an alternate director on any committee of our board of directors of which he or she is not already a member. At present, there are no appointments of alternate directors.

External Directors

Qualifications of External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding the date of appointment, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

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

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director. Rami Zivony commenced his term as an external director on August 11, 2003. Doron Zinger commenced his term as an external director on April 1, 2004.

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

Committees of the Board

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors established only the following committee:

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

An audit committee may not approve a related-party transaction under the Companies Law, unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted. The current members of our audit committee are Rami Zivony and Doron Zinger, our two external directors, and Meir Dvir.

Since our ordinary shares are listed on Nasdaq, we are also subject to Nasdaq rules and listing requirements. As a foreign private issuer, we received an exemption from the listing requirements of Nasdaq relating to audit committees that were adopted in 2000, such as the requirement to adopt an audit committee charter (which we recently adopted) and that all three members of our audit committee be “independent directors” under the Nasdaq definition. Under current Nasdaq and SEC rules, effective as of July 31, 2005, our Audit Committee must have at least three members and generally be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. In addition, current Nasdaq rules require all of the members of the Audit Committee to be financially literate and one of whom must possess accounting or related financial management expertise. We intend to comply with such rules on or prior to July 31, 2005, or seek an exemption therefrom if we deem appropriate and available.

Internal Auditor

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

Indemnification and D&O Insurance

We have agreed to indemnify our office holders to the fullest extent permitted under Israeli law, but up to a maximum aggregate amount for all indemnified office holders equal to 25% of our total shareholders’ equity at the time of actual indemnification. We currently maintain directors and officers liability insurance for the benefit of our office holders. For more details, see in Item 10C below under the caption “Exculpation, Insurance and Indemnification of Office Holders.”

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

D. Employees

We currently employ 471 full-time employees, including 329 in research and development and project integration, 80 in sales and marketing and 62 in finance and administration. Competition for technical personnel in the communications and computer industry is intense. Although we believe we have been able to attract talented development and other support personnel, there is a large demand for highly qualified technical personnel in Israel and competition is intense.

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

E. Share Ownership

Security Ownership of Our Directors and Executive Officers

The following table details as of May 22, 2005 the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), and stock options held, by members of our senior management.

Name and Address	Number of Shares Owned	Percent of Shares Outstanding	Number of stock options held(1)
Lior Bregman (2)	253,908	1.36%	—
Meir Lipshes (3) (4)	500,080	3.6%	75,000
All other members of senior management, as a group (consisting of 5 persons, other than Lior Bergman and Meir Lipshes) (5)	49,999	*	40,000

*	less than 1% of our outstanding ordinary shares.

(1)	Each stock option is exercisable into one ordinary share.

(2)	Lior Bregman, our director, is the beneficial owner of LB Capital Investments, which holds approximately 1.36% of our outstanding shares, comprised of 181,818 of our Series A Preferred Shares, and warrants to purchase 72,727 of our ordinary shares which are exercisable within 60 days.

(3)	The number of shares owned includes 57,500 options exercisable into ordinary shares within 60 days.

(4)	As of May 10, 2005, Team Computers and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 693,688 of our ordinary shares, representing approximately 3.7% of our outstanding share capital. As of May 11, 2005, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 8.4% of Team Computers’ shares. Meir Lipshes is also a member of the board of directors of Team Software and Team Computers, and therefore, may be deemed to beneficially own the ordinary shares owned by Team Software in us. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Team Computers in us.

(5)	The number of shares owned consist solely of options exercisable into ordinary shares within 60 days.

Options to Purchase Our Ordinary Shares

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

Old Plans

In November 1996, we adopted our Share Option Plan, primarily designed for employees of TTI and its subsidiaries, and, from time to time, we established and granted additional options under sub-plans. We refer to such plan and sub-plans as the Old Plans because we do not intend to grant any additional options under such plans.

Our board of directors is empowered, among other things, to designate the optionees, dates of grant and the exercise price of options granted under such plans.

Under our old Plans, as of May 22, 2005, we have reserved 2,325,515 Ordinary shares and had granted options to purchase an aggregate of 2,457,533 Ordinary Shares to certain of our employees and directors, at exercise prices ranging from $0.66 to $30.00 per ordinary share. As of May 22, 2005, 1,573,497 of such options had been exercised, 665,536 of these options were forfeited or expired and 218,500 of these options remain outstanding. On November 28, 2004, our board of directors approved the cancellation of the pool of 420,910 ordinary shares available under our old plans (the number of options remained available for issuance as of November 1, 2004), and approved, subject to the approval of our shareholders, a new 2004 Employee Share Option Plan, or the 2004 Plan, and the reservation of a pool of 1,000,000 ordinary shares for issuance thereunder. In December 2004, our shareholders approved the cancellation of the pool of 420,910 ordinary shares available under our old plans. We do not intend to grant any additional options under the old plans.

The 2004 Plan

In December 2004, our shareholders approved the adoption of the 2004 Employee Share Option Plan, or the 2004 Plan, and the reservation of a new pool of 1,000,000 ordinary shares for issuance thereunder. Pursuant to the 2004 Plan, primarily designed for employees of TTI and its subsidiaries, our board of directors is empowered, among other things, to designate the optionees, dates of grant and the exercise price of options granted under such plans. The terms of the 2004 plan are described in Item 9 of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on December 29, 2004, included in our report on Form 6-K, filed with the SEC on December 2, 2004, which is incorporated herein by reference.

As of May 22, 2005, we had not granted any options under the 2004 Plan other than the 75,000 options granted to Meir Lipshes described above.

The following table set forth, as of May 22, 2005, the number of options outstanding under our Old Plans and 2004 Plan and their respective expiration date:

Number of Options	exercise prices (range)	Expiration Date
12167	$18.625 - $23	October 31, 2005
35,000	$19-$30	November 9, 2005
3333	$20	April 5, 2006
168,000	$6-$8 *	June 30, 2009
75,000	$3	October 15, 2008
Total: 293,550

*	the higher of $8 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005)

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Ordinary Shares

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares as of May 22, 2005.

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares(1)	Percentage of our outstanding share capital*
Shlomo Eisenberg (2)(3)(4)(5)	3,680,577	31.0%	19.9%
Fidelity Management & Research Company (6)	1,172,000	9.9%	6.3%

*	Based on an aggregate of 18,509,327 ordinary and preferred shares outstanding as of May 22, 2005.

(1)	Based on 11,872,938 ordinary shares outstanding as of May 22, 2005. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2)	Shlomo Eisenberg, our former chairman, holds 28,101 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.6% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. In addition, he is the chairman of the board of the directors of Team Computers, Team Software Industries Ltd., and Arad. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(3)	Arad, directly and indirectly (through a wholly owned corporation), holds 2,958,788 ordinary shares. In addition, Arad owns 57.3% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company, whose shares are publicly traded on the Tel Aviv Stock Exchange.

(4)	Team Software holds 680,230 Ordinary Shares. Team Computers holds 13,458 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the Ordinary Shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel

(5)	As of May 11, 2005, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 8.4% of Team Computers’ shares. Meir Lipshes is also a director of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software. Mr. Lipshes disclaims any beneficial interest in our ordinary shares owned by Team Software.

(6)	Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR Corp., and acts as an investment adviser to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,172,000 of such shares or 6.33% of our outstanding shares.

Series A Preferred Shares

In January 2005, we issued 6,636,389 Series A Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million. We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50. Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding preferred shares as of May 22, 2005.

Name of shareholder	Number of Series A Convertible Preferred Shares held	Percentage of our outstanding Series A Preferred Shares(1)	Percentage of our outstanding share capital*
LibertyView Funds(2)	2,272,725	34.25%	12.28%
Leaf Investment Funds (3)	909,091	13.70%	4.91%
Close Finsbury Funds(4)	681,818	10.27%	3.68%
Crestview Capital Master Fund LLC(5)	909,091	13.70%	4.91%
Shrem, Fudim, Kelner & Co.(6)	454,546	6.85%	2.46%
Leonidas Opportunity Funds(7)	340,909	5.14%	1.84%

*	Based on 18,509,327 ordinary and preferred shares outstanding as of May 22, 2005.

(1)	Based on 6,636,389 Series A Preferred Shares outstanding as of May 22, 2005.

(2)

LibertyView Special Opportunities Fund, LP holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Funds, LP holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan holds 227,273 Series A Preferred Shares, and warrants to purchase 90,909 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor that has been hired to manage their portfolios. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor.

(3)	Leaf Investment Partners, LP holds 708,059 Series A Preferred Shares, and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Offshore Investment Fund, Ltd. holds 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Investment Partners, LP and Leaf Offshore Investment Fund, Ltd. have a common investment advisor that has been hired to manage their portfolios. Each fund has its own board and makes its own decisions, but since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

(4)	Close Finsbury Eurotech holds 45,455 Series A Preferred Shares, and warrants to purchase 18,182 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Global Investment Technology Fund holds 6,818 Series A Preferred Shares, and warrants to purchase 2,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Consulta holds 113,636 Series A Preferred Shares, and warrants to purchase 45,455 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Tech & General VCT holds 31,818 Series A Preferred Shares, and warrants to purchase 12,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Finsbury Technology Trust holds 484,091 Series A Preferred Shares, and warrants to purchase 193,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Eurotech, Close Finsbury Global Investment – Technology Fund, Consulta, Close Tech & General VCT and Finsbury Technology Trust have a common investment advisor that has been hired to manage their portfolios. Each fund has its own board and makes its own decisions, but since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

(5)	Crestview Capital Master Fund LLC also holds warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	Shrem, Fudim, Kelner & Co. Ltd. holds 136,364 Series A Preferred Shares, and warrants to purchase 54,545 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Sphera Master Fund LP holds 318,182 Series A Preferred Shares, and warrants to purchase 127,273 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50. Shrem, Fudim, Kelner & Co. Ltd. owns 51% of the interests in Sphera Master Fund LP.

(7)	Leonidas Opportunity Fund LP holds 293,533 Series A Preferred Shares, warrants to purchase 117,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share, and 183,410 ordinary shares. Leonidas Opportunity Offshore Fund Ltd. holds 47,376 Series A Preferred Shares, warrants to purchase 18,950 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share, and 27,865 ordinary shares. Skiritai Capital LLC is the general partner of the Leonidas Opportunity Fund LP and the investment manager of the Leonidas Opportunity Offshore Fund Ltd., which has voting and investment power over the shares beneficially owned by such funds, exercised by Messrs. Lyron L. Bentovim and Russell R. Silvestri.

Significant changes in percentage ownership by major shareholders during last three years

On February 7, 2003, Team Software commenced a tender offer to purchase 650,000 of our ordinary shares at the price of $6.00 per share. On March 17, 2003, Team Software accepted 650,000 ordinary shares under the tender offer. Prior to the tender offer, Team Software held 5,312,550 of our ordinary shares, representing 44.75% of our issued and outstanding ordinary shares. Following completion of the tender offer, Team Software held 5,962,550 of our ordinary shares, representing 50.22% of our issued and outstanding ordinary shares. On January 30, 2005, Team Software transferred 5,200,000 of our ordinary shares held thereby to Team Computers and Systems Ltd., its parent company, such that Team Computers held 5,200,020 or our ordinary shares directly and 762,530 of our ordinary shares through Team Software.

On April 19, 2005, Team Computers and Systems has distributed to Team Computers’ shareholders 5,166,062 Ordinary Shares, such that immediately following the distribution, Team Computers held 719,488 of our ordinary shares, representing approximately 3.9% of our outstanding share capital. Of the 5,166,062 ordinary shares distributed by Team Computers, 3,714,435 will be distributed to Team Computer’s controlling shareholders (and will be subject, under the U.S. securities laws, to a holding period of one year following the distribution, unless they are sold pursuant to a registration statement declared effective by the SEC or the existence of an available exemption from the registration requirements), including Arad Investments and Industrial Development Ltd., Shlomo Eisenberg and Meir Lipshes (see the table above).

Voting Rights

The holders of our ordinary shares and the holders of our Series A Preferred Shares each have one vote per share held. However, the holders of our Series A Preferred Shares have special voting rights, as follows: for so long as at least 65% of the Series A Preferred Shares issued shall be outstanding, and no more than 35% of all Series A Preferred Shares issued shall have been converted into ordinary shares, the approval of the holders of 50% or more of the then outstanding Series A Preferred Shares shall be required prior to TTI taking any of the following actions:

•	Amendment of our Articles of Association which adversely affects the rights of the Series A Preferred Shares or authorizes additional shares of the TTI’s share capital;

•	Alter or change the rights, preferences or privileges of the Series A Preferred Shares;

•	Declare or pay any dividends or make any distributions on any of our securities (other than on the Series A Preferred Shares);

•	Redeem, purchase or otherwise acquire any of the our securities ranking junior or pari passu with the Series A Preferred Shares (except for (i) repurchases of ordinary shares from employees upon termination of employment pursuant to arrangements approved by our board of directors and (ii) redemptions of Series A Preferred Shares);

•	Authorize or issue any equity securities having rights or preferences senior to or pari passu with the Series A Preferred Shares with respect to voting, dividends redemption or liquidation;

•	Sale of TTI by sale of all or substantially all of our issued and outstanding securities, merger, consolidation, sale of assets or otherwise if sale is not a sale resulting in consideration to the holders of Series A Preferred Shares of at least $6.00 per Series A Preferred Share, as adjusted for share splits, consolidations, share dividends, bonus share issuances and other recapitalizations of our shares;

•	Sale or transfer of all of substantially all of our intellectual property assets;

•	Voluntary dissolution or cessation of our operations;

•	Any material change of the nature of our business;

•	Incur indebtedness (including any guarantees other than guarantees in the normal course of business, it being understood that such exclusion shall not include guarantees for borrowed monies) exceeding an aggregate principal amount of $3,000,000 outstanding at any time, except for bank debt which, when combined with other debt, may be incurred for up to $10,000,000 outstanding at any time;

•	Create or incur any material lien on our assets (other than liens for current taxes not yet payable or liens pursuant to certain permitted indebtedness);

•	Transaction with any director, officer, employee or affiliate (other than customary employment arrangements and benefit plans);

•	Enter into an agreement that would limit our ability to perform our obligations in respect of the Series A Preferred Shares or the ordinary shares issued upon conversion of the Series A Preferred Shares;

•	Any other action, which pursuant to our Articles of Association or the Companies Law requires the vote of the Series A Preferred Shares as a separate class or series;

•	Create any subsidiary other than a wholly-owned subsidiary or permit any existing subsidiary to issue equity securities to any person or entity other than TTI; or

•	Take any action relating to the above.

Record Holders

As of May 20, 2005, there were approximately 35 record holders of our ordinary shares, of which 18 were record holders with mailing addresses in the United States owning an aggregate of approximately 66.44% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 66.40% of our outstanding ordinary shares as of said date).

As of May 20, 2005, there were approximately 21 record holders of our Series A Preferred Shares, of which 12 were record holders with mailing addresses in the United States owning an aggregate of approximately 5,250,025, or 79.11% of our outstanding Series A Preferred Shares.

B. Related Party Transactions

Sale of Products; Services

Since the commencement of our operations in 1992, Team Computers, our former parent company, has from time to time paid us commissions in respect of the sale by us of certain products represented and offered by Team Computers. This relationship is reflected in an agreement between us and Team Computers dated October 1996. Team Computers generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team

Computers from these sales less the cost to Team Computers. In connection with these sales, we recorded commissions of approximately $520,000 in 2002, $157,000 in 2003 and $249,000 in 2004.

In addition, Team Computers provides us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimburse Team Computers for the actual cost of such services. We recorded expenses for such services of $583,000 in 2002, $503,000 in 2003 and $208,000 in 2004. We and Team Computers have agreed to indemnify each other for liabilities resulting from the acts or omissions of our respective employees constituting intellectual property violations. The agreement is automatically renewed for successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days’ prior written notice.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Team Computers and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team Computers. We pay Team Computers and Omnitek-Eichut prices for these assets that are no less favorable to us than those we could obtain from unrelated third parties. The payments made by us to Team Computers and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $884,000 in 2002, $711,000 in 2003 and $555,000 in 2004.

In addition, Team Computers supplies us with hardware, software related to such hardware and support services for such hardware for our customer projects in accordance with the agreement referred to above. Under the agreement between us and Team Computers, we are required to pay for such hardware, related software and support services when we receive payment from our customers. A disagreement arose between us and Team Computers regarding whether we are required to pay Team Computers for hardware and related software that it supplied to three of our major customers as part of projects for which we receive payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team Computers on this issue, we agreed to pay Team Computers the amount of $1,047,000 in respect of hardware and related software supplied by Team Computers as part of our projects for these customers. We also agreed that, when and if we will receive additional payments for these projects, we are required to pay Team Computers an additional payment based on Team Computers’ pro rata share of the project, up to a maximum additional amount of $563,000. In 2003, we paid the additional amount of $272,000 to Team Computers in respect of these projects. Please see the information about this customer set forth below under the heading “Item 8A – Legal Proceedings.” On March 23, 2003, we executed a written agreement reflecting our understanding with Team Computers. This agreement was approved by our audit committee on June 23, 2003, by our board of directors on June 29, 2003, and by our shareholders on August 11, 2003.

In December 2003 we issued a purchase order to Team Computers with respect to third party software, Team Computers represents in Israel, for the integration as part of our Netrac products. We have purchased licenses to be deployed as part of our solution to be sold to our customers, as part of our solution, in the initial amount of $100,000. The engagement with Team Computers was approved by our Board of Directors on December 23, 2003.

Registration Rights

Team Software has registration rights with respect to our ordinary shares held by it (currently 680,230 shares). We have agreed that, at the request of Team Software, but on no more than two occasions, we will file a registration statement under the Securities Act of 1933, as amended, for an offering of those shares as to which registration is requested. In addition, if we otherwise propose to register any of our ordinary shares under the Securities Act, we shall include in such registration Team Software’s shares, subject to certain limitations. All fees and expenses incurred in connection with any registration will be borne by us, except that Team Software will pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to Team Software’s shares.

Leased Facilities

Since February 1998, we have leased our principal facilities in Petach Tikva, Israel from Team Computers pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.3 million during 2002, $1.4 million during 2003 and $1.4 million during 2004. We exercised our option to extend the lease until August 31, 2007.

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

Umbrella Insurance

In April 2004, we decided to obtain insurance under the umbrella insurance policy of Arad Investments and Industrial Development Ltd., or Arad, and its affiliates, with Clal Bituach Insurance Company, or Clal Bituach. This policy includes employers liability insurance, third party liability insurance, product liability insurance and property insurance, but does not include directors and officers liability insurance, which we maintain independently. The policy covers the period from May 1, 2004 through April 30, 2005. We paid to Clal Bituach $121,309 as our portion of the premium for the policy. Our management determined that our participation in the policy was more beneficial to us than insurance which we could obtain independently.

Due to the fact that Mr. Shlomo Eisenberg, at that time was the chairman of our board of directors, a member of the controlling group of shareholders and Chairman of the board of directors of Arad, and Arad owned approximately 56.5% of the outstanding shares of Team Computers and Systems Ltd., which owned all of the outstanding shares of Team Software Industries Ltd., which was the holder of 50.22% of our issued and outstanding share capital, entering into the umbrella insurance policy of the Arad group required approval by our audit committee, followed by our board of directors, and then by a special majority of our shareholders. Although we did not believe that the entering into the policy by us constituted an extraordinary transaction, for the avoidance of doubt, we decided to treat the entering into the policy as if it was an extraordinary transaction under the Israeli Companies Law. The approval of an extraordinary transaction under the Companies Law requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the approval does not exceed one percent of the outstanding ordinary shares).

Accordingly, on May 12, 2004, this matter was approved by our audit committee, followed by our board of directors, both were subject to the approval of our shareholders. On December 29, 2004, this matter was brought before our shareholders for approval at our 2004 Annual General Meeting of Shareholders. We did not receive the requisite approval of the shareholders and, consequently, effective May 1, 2005, we have secured alternative insurance coverage (no longer under the Arad umbrella policy).

Compensation to Directors

With respect to compensation including options granted to our directors, see Item 6B under the caption “Compensation to Directors.”

Compensation.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Legal Proceedings

Dispute with a Former Major Customer

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

We filed an application in an English court on November 18, 2002, requesting an injunction to prevent the customer from calling the bond. During the hearings on this matter, the customer asserted (among other things) that it was entitled to terminate the agreement as a result of our failure to deliver specific functionalities of the MoM by the milestone dates set out in the agreement. In response, we asserted (among other things) that the milestone dates were varied by the agreement of the parties, that we substantially met the revised milestone dates, and to the extent that there was any failure to do so, any delay was caused by the customer. An interim injunction pending a further hearing was granted.

On January 23, 2003, an order was issued denying our request for the injunction to continue, on a number of grounds, including that our submissions were fact-based and related to the merits of the termination and not the procedural validity of the termination or the conformity of the written notice with the requirements of the agreement. For that and other reasons, the court held that our submissions were not capable of supporting an application to restrain a call on the bond. Thereafter, an amount representing the amount of the bond, approximately £1 million, was paid to the customer out of monies previously paid into court as security by us. Under the circumstances, the bond did not need to be (and was not) called by the customer.

Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement. During the course of the hearings regarding our application for an injunction, the customer indicated that it intends to bring a “substantial” counterclaim (which, in the context of the agreement, could run to several millions of British pounds) against us for our alleged failure to complete the supply of the MoM. A draft Defense and Counterclaim has recently been served by the customer which denies liability and seeks to recover against us damages said to be in region of about 11 million British Pounds.

Our management believes, in light of the facts surrounding our relationship with this customer, that we are likely to be able to establish that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement and, accordingly, that we are likely to be able to defeat the counterclaim. We cannot currently quantify the amount of damages that we would receive if we were to succeed in a lawsuit against the customer, and we cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. We are currently considering our options with respect to the best manner in which to pursue damages from this customer.

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

In 2002, we recorded “trade and unbilled receivables” in the amount of $10.3 million as due from these customers. Due to the letter of termination received from the first customer and our management’s concerns about termination by the second customer, as described above, in 2002 we classified the amount of $2.9 million as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in our management’s opinion. As of December 31, 2003, this amount was $3.1 million due to the devaluation of the United States dollar against the British Pound. As of December 31, 2004, this amount was $3.3 million due to the devaluation of the United States dollar against the British Pound. With respect to this receivable, our management believes that the collection is probable (i.e., likely to occur, as defined in SFAS 5) in light of (i) the solution delivered by us to the customer, (ii) the approval by the customer’s users of the functionality of the solutions delivered and (iii) the customer’s contractual obligations.

The balance, in the amount of $7.4 million was recorded in 2002 as “allowance for doubtful accounts”.

Putative Shareholder Class Action

A putative shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held our shares during the period between May 15, 2001 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. Based on our preliminary review of the complaint, we believe that the claims are without merit and intend to vigorously defend the actions. However, this purported class action is in a very preliminary stage, and we cannot predict the outcome of this dispute.

B. Significant Changes

No significant change has occurred since December 31, 2004, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares have been traded on the Nasdaq National Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the Nasdaq National Market.

	High	Low
2000:
Full Year	$50.75	$14.13
2001:
Full Year	$26.84	$10.19
2002:
Full Year	$34.50	$4.11
2003:
Full Year	$6.65	$4.05
First Quarter	5.97	4.05
Second Quarter	5.80	4.40
Third Quarter	6.25	4.17
Fourth Quarter	6.65	4.56
2004:
Full Year	$6.40	$1.71
First Quarter	6.40	4.67
Second Quarter	6.19	3.11
Third Quarter	3.20	1.71
Fourth Quarter	2.63	1.82

Most Recent Six Months:
November 2004	$2.63	$1.86
December 2004	2.50	2.00
January 2005	2.55	1.84
February 2005	2.31	2.02
March 2005	2.24	1.95
April 2005	2.58	1.89

On May 19, 2005, the last reported sale price of our ordinary shares on the Nasdaq National Market was $2.20 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol TTIL.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our memorandum of association and articles of association were amended in October 2000 and on December 29, 2004. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

Objects and Purposes

We were first registered by the Israeli Registrar of Companies on February 5, 1990, as a private company. On November 17, 1996, we became a public company. We are registered with the Israeli Registrar of Companies under No. 52-004301-9.

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

Notwithstanding the above, for so long as at least 50% of the Series A Preferred Shares issued under the Purchase Agreement dated November 29, 2004 remain outstanding, the holders of a majority of the outstanding Series A Preferred Shares are entitled at any time to appoint, elect, remove and replace one director to our board of directors.

There is no requirement that a director own any of our shares. Directors may appoint alternate directors in their stead. See Item 6C – “Board Practices.”

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

Ordinary Shares

The holders of our ordinary shares have, among other rights generally available to shareholders of an Israeli company under our Articles of Association, as amended, and under the Companies Law, the following rights, preferences and restrictions:

•	one vote at meetings of our shareholders in respect of each ordinary share held thereby;

•	the right to share pro rata in any distributions of dividends; and

•	subject to the liquidation preference of holders of any shares having preferred rights upon liquidation, to share pro rata in the proceeds available for distribution upon liquidation.

Series A Preferred Shares

The holders of our Series A Preferred Shares have, among other rights generally available to shareholders of an Israeli company under our Articles of Association, as amended, and under the Companies Law, the following rights, preferences and restrictions:

•	weighted-average anti-dilution protection in the event that following the closing of the private placement transaction in which the Series A Preferred Shares were issued (i.e., January 3, 2005), we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders;

•	automatic conversion into ordinary shares in the event that, at any time commencing two years from the effective date (which has not occurred as of yet) of the registration statement which we filed in connection with the aforesaid private placement, our ordinary shares trade at a closing bid price of 100% above the price per share of $2.20 in the private placement (i.e., $4.40) for a 20 consecutive trading day period, with an average daily trading volume of at least 100,000 shares per day during such period;

•	for so long as at least 50% of the Series A Preferred Shares issued under the Purchase Agreement dated November 29, 2004 remain outstanding, the holders of a majority of the outstanding Series A Preferred Shares are entitled at any time to appoint, elect, remove and replace one director to our board of directors;

•	one vote at meetings of our shareholders in respect of each ordinary share held thereby, however, the holders of our Series A Preferred Shares have special voting rights, as follows: for so long as at least 65% of the Series A Preferred Shares issued shall be outstanding, and no more than 35% of all Series A Preferred Shares issued shall have been converted into ordinary shares, the approval of the holders of 50% of the then outstanding Series A Preferred Shares shall be required prior to taking any of the following actions:

•	Amendment of our Articles of Association which adversely affects the rights of the Series A Preferred Shares or authorizes additional shares of our share capital;

•	Alter or change the rights, preferences or privileges of the Series A Preferred Shares;

•	Declare or pay any dividends or make any distributions on any of our securities (other than on the Series A Preferred Shares);

•	Redeem, purchase or otherwise acquire any of our securities ranking junior or pari passu with the Series A Preferred Shares (except for (i) repurchases of ordinary shares from employees upon termination of employment pursuant to arrangements approved by our board of directors and (ii) redemptions of Series A Preferred Shares);

•	Authorize or issue any equity securities having rights or preferences senior to or pari passu with the Series A Preferred Shares with respect to voting, dividends redemption or liquidation;

•	Sale of our company by sale of all or substantially all of our issued and outstanding securities, merger, consolidation, sale of assets or otherwise if sale is not a sale resulting in consideration to the holders of Series A Preferred Shares of at least $6.00 per Series A Preferred Share, as adjusted for share splits, consolidations, share dividends, bonus share issuances and other recapitalizations of our shares;

•	Sale or transfer of all of substantially all of our intellectual property assets;

•	Voluntary dissolution or cessation of our operations;

•	Any material change of the nature of our business;

•	Incur indebtedness (including any guarantees other than guarantees in the normal course of business, it being understood that such exclusion shall not include guarantees for borrowed monies) exceeding an aggregate principal amount of $3,000,000 outstanding at any time, except for bank debt which, when combined with other debt, may be incurred for up to $10,000,000 outstanding at any time;

•	Create or incur any material lien on our assets (other than liens for current taxes not yet payable or liens pursuant to permitted indebtedness);

•	Transaction with any director, officer, employee or affiliate (other than customary employment arrangements and benefit plans);

•	Enter into an agreement that would limit the our ability to perform our obligations in respect of the Series A Preferred Shares or the ordinary shares issued upon conversion of the Series A Preferred Shares;

•	Any other action, which pursuant to our Articles of Association or the Companies Law requires the vote of the Series A Preferred Shares as a separate class or series;

•	Create any subsidiary other than a wholly-owned subsidiary or permit any existing subsidiary to issue equity securities to any person or entity other than TTI; and

•	Take any action relating to the above.

•	the right to share pro rata in any distributions of dividends;

•

in the event of any voluntary or involuntary liquidation, dissolution or winding up of TTI, the holders of Series A Preferred Shares then outstanding shall be entitled to be paid out of the assets of TTI available for distribution to our shareholders, before any payment shall be made to the holders of our ordinary shares or any other class or series of stock ranking on liquidation junior to the Series A Preferred Shares by reason of their ownership thereof, an amount equal to the greater of: (i) $2.20 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into ordinary shares immediately prior to such liquidation, dissolution or winding up;

•	payment of liquidated damages if a registration statement on Form F-3 is not declared effective within the timeframe specified in our agreements with the investors following the closing of the private placement transaction; and

•	rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not including a public offering prior to the first anniversary of the date upon which the registration statement filed in connection with the private placement in which the Series A Preferred Shares were issued is declared effective by the SEC (which has not occurred as of yet).

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

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

•	a breach of his duty of care to us or to another person;

•	a breach of his fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Under the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

•	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company’s interests;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders.

We have agreed to indemnify our office holders to the fullest extent permitted under Israeli law, but up to a maximum aggregate amount for all indemnified office holders equal to 25% of our total shareholders’ equity at the time of actual indemnification. We currently maintain directors and officers liability insurance for the benefit of our office holders.

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

C. Material Contracts

Private Placement of Series A Preferred Shares

On January 3, 2005, we completed a private placement transaction in which we issued (i) 6,636,389 Series A Convertible Preferred Shares, par value NIS 0.50 each, or the Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million and (ii) warrants to purchase up to 2,654,556 of our ordinary shares, pursuant to a Purchase Agreement dated as of November 29, 2004.

The rights of the holders of Series A Preferred Shares include:

•	weighted-average anti-dilution protection in the event that following the closing of the transaction we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance;

•	a preference in the event of liquidation of TTI;

•	veto rights over certain material actions by TTI; and

•	the right to nominate one member of our board of directors.

The Series A Preferred Shares will automatically convert into ordinary shares in the event that, at any time commencing two years from the effective date of the registration statement we filed in connection with the private placement transaction, our ordinary shares trade at a closing bid price of 100% above the price per share of $2.20 (i.e., $4.40) for a 20 consecutive trading day period, with an average daily trading volume of at least 100,000 shares per day during such period.

The warrants are exercisable for a period of 6 years, at an exercise price of $2.50 per ordinary share, and have weighted average anti-dilution protection in the event that during the 6 year period following the closing of the transaction we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance.

In addition, the purchasers of our Series A Preferred Shares have rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not including a public offering prior to the first anniversary of the date upon which the registration statement filed in connection with the private placement is declared effective by the SEC (which has not occurred as of yet). Finally, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the SEC conducts a review) following the closing of the private placement transaction. We did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors. Therefore, since May 4, 2005, we have been accruing liquidated damages at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement is not declared effective.

Pursuant to a Registration Rights Agreement dated as of November 29, 2004, we agreed with the purchasers of our Series A Preferred Shares and warrants to register for public resale 9,954,584 ordinary shares for issuance upon conversion of the Series A Preferred Shares, representing 150% of the initial number of issued Series A Preferred Shares issued to them in the private placement, and the 2,654,556 ordinary shares issuable to them upon exercise of the warrants.

In addition, we agreed to register 371,638 ordinary shares underlying the same number of warrants issued to Oppenheimer & Co., the placement agent for the private placement transaction. These warrants are exercisable for a period of 4 years, at an exercise price of $2.64 per ordinary share, and have weighted-average anti-dilution protection in the event that during the 6 year period following the closing of the transaction we issue or are deemed to have issued (subject to certain exceptions)

ordinary shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance.

Agreements with Team Computers

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

U.S. TAX CONSIDERATIONS REGARDING SHARES ACQUIRED BY U.S. TAXPAYERS –

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

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings “Passive Foreign Investment Companies” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares on the date, the distribution to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received.

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

Disposition of Shares

Except as provided under the passive foreign investment company rules, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

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

We believe that we will not be a PFIC for 2004. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not be a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Backup Withholding

A U.S. holder may be subject to backup withholding at a rate of 28% with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

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

In general, non-U.S. holders will not be subject to the 28% rate of backup withholding with respect to the payment of dividends on ordinary shares unless payment is made through a paying agent, or office, in the United States. After January 1, 2001, however, if payment is made in the United States or by a U.S. related person, non-U.S. holders will be subject to backup withholding. In general, if a non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption, the non-U.S. holder will not be subject to backup withholding. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

Non-U.S. holders generally will be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of ordinary shares to or through the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker. However, non-U.S. holders will be subject to backup withholding at a rate of 28% with respect to the payment of proceeds from the disposition of ordinary shares effected outside the United States if the broker is a U.S. related person, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Stamp Duty

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law, that came into effect on June 1, 2003, determines the party liable for payment of stamp duty with respect to each type of document subject to such law. Following such amendment, Section 15(5) of the Stamp Duty Law generally provides that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty.

As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel, including us, and required disclosure of all agreements signed by such companies since June 1, 2003, with the aim of collecting stamp duty with respect to such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

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

Taxable income of a company derived from an approved enterprise is subject to company tax at the rate of 25%, rather than regular corporate tax rates as stated above, for the benefit period, a period of seven years commencing with the year in which the approved enterprise first generated taxable income, limited to twelve years from the year of commencement of production or 14 years from the beginning of the year of approval, whichever is earlier, and, under certain circumstances, as further detailed below, extending to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates.

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

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

•

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

•	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

•	A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600–900 million in facilities in certain geographical locations in Israel.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

(a)

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

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

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969. According to the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which in any tax year, determined in NIS, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise owned by an Industrial Company and whose major activity in a given tax year is industrial production activity.

The following preferred corporate tax benefits are available to Industrial Companies, among others, including us:

(a)	Deduction of purchases of know-how and patents over an eight-year period for tax purposes.

(b)	Deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

(c)	An election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies that satisfy conditions set forth in the law.

(d)	Accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israel consumer price index between the date of purchase and the date of sale.

Generally, generally capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that will be taxed at corporate tax rates for corporations and at marginal rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States will be 25% or 12.5% if such U.S. resident is a corporation which holds, directly or indirectly, shares representing at least 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year. However, under the U.S.-Israel Tax Treaty and the Investments Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

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

Modification of Rights

In December 2004, our shareholders approved a private placement transaction in which the Company issued 6,636,391 shares of a new class of Series A Convertible Preferred Shares (as described elsewhere in this annual report) and approved related amendments to our Articles of Association to give effect to such transaction, as described in Items 4 and 5 of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on December 29, 2004, included in our report on Form 6-K, filed with the SEC on December 2, 2004, which is incorporated herein by reference. For additional details regarding the Series A Preferred Shares, see Item 10B.

Use of Proceeds

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

In 2003, we established a Disclosure Controls Procedure Committee and adopted Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms.

In addition, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

For 2003 and 2004, our principal accountant, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, billed us aggregate amounts of approximately $120,000 and $118,500, respectively,

for the audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Audit Related Fees

Not applicable.

Tax Fees

For 2003 and 2004, our principal accountant billed us aggregate amounts of approximately $43,000 and $17,800, respectively, for services relating to tax compliance, tax advice and tax planning.

All Other Fees

Not applicable.

Pre-approval Policies and Procedures

Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19.	EXHIBITS

The exhibits list required by this Item is incorporated by reference to the Exhibit Index which appears before the first exhibit filed with this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Israel on the 23rd day of May, 2005.

TTI TEAM TELECOM INTERNATIONAL LTD.

By:	/S/ MEIR LIPSHES
Meir Lipshes
Acting Chief Executive Officer

EXHIBIT INDEX

(a)	Financial Statements

1.	Report of Independent Auditors

2.	Consolidated Balance Sheets

3.	Consolidated Statements of Income

4.	Statements of Changes in Shareholders’ Equity

5.	Consolidated Statements of Cash Flows

6.	Notes to Consolidated Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit
1.1	Articles of Association of Registrant, as amended through December 29, 2004.

1.2	Memorandum of Association of Registrant, as amended through December 29, 2004.

4.6(1)	The Registrant’s Share Option Plan, dated November 15, 1996.

4.8	2004 Employee Share Option Plan, adopted December 29, 2004

4.9(2)	Agreement, dated October 9, 1996, between the Registrant and Team.

4.10(2)	Registration Rights Agreement, dated October 22, 1996, between the Registrant and TSIL.

4.12(3)	Lease, dated February 1, 1998, between the Registrant and Team.

4.13(4)	Amendment to Lease Agreement dated September 2, 2002.

4.15(5)	Purchase Agreement, dated November 29, 2004.

4.16(5)	Form of Registration Rights Agreement, dated November 29, 2004.

4.17(5)	Form of Warrant issued on January 3, 2005.

4.18(5)	Specimen Certificate for Series A Convertible Preferred Shares.

8	Subsidiaries

10.11	Consent of Independent Auditors of the Registrant

11(6)	Code of Ethics and Business Conduct

12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Principal Executive Officer pursuant to §906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to §906 of the Sarbanes-Oxley Act

(1)	English summary from Hebrew original was previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(2)	Previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(3)	English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

(4)	English translation from Hebrew original previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(5)	Previously filed as an exhibit to TTI’s Registration Statement on Form F-3, and incorporated herein by reference.

(6)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

•	veto rights over certain material actions taken by us, which could be exercised by the holders of the Series A Preferred Shares in a manner detrimental to the interests of the holders of our ordinary shares; and

•	the right to nominate one member to our board of directors, which could result in such member voting on matters brought before our board of directors in a manner detrimental to the interests of the holders of our ordinary shares.

In addition, the investors have rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not involving a public offering prior to the first anniversary of the date upon which the registration statement we filed in connection with the private placement is declared effective by the SEC. Finally, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the SEC conducts a review) following the closing of the private placement transaction. We did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors. Therefore, since May 4, 2005, we have been accruing liquidated damages at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement is not declared effective.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2004, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of the rules relating to PFIC and related tax consequences, please see the section of this annual report entitled “Taxation — United States Federal Income Tax Considerations.”

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since late 2002. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

17

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2005	A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,901	$5,472
Short-term bank deposits	4,365	4,426
Marketable securities (Note 3)	15,767	10,572
Trade receivables (net of allowance for doubtful accounts - $ 8,070 in 2003 and $ 8,020 in 2004) (Note 1c)	10,738	6,755
Unbilled receivables	6,590	1,491
Related party (Note 12)	—	150
Other accounts receivable and prepaid expenses (Note 4)	2,728	3,265

Total current assets	54,089	32,131

LONG-TERM INVESTMENTS:
Long-term bank deposits	973	923
Investment in a company	165	165
Severance pay fund	4,075	3,855
Long-term prepaid expenses	200	—
Deferred tax assets (Note 10)	1,647	—
Long-term trade and unbilled receivables (Note 1c)	3,038	3,268

Total long-term investments	10,098	8,211

PROPERTY AND EQUIPMENT, NET (Note 5)	7,838	5,874

INTANGIBLE ASSETS, NET (Note 6)	4,581	281

Total assets	$76,606	$46,497

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$—	$967
Trade payables	4,588	3,545
Related parties (Note 12)	1,176	—
Deferred revenues	3,591	4,642
Other accounts payable and accrued expenses (Note 8)	6,164	6,171

Total current liabilities	15,519	15,325

ACCRUED SEVERANCE PAY	5,298	4,879

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)
SHAREHOLDERS’ EQUITY:
Share capital (Note 11):
Ordinary shares of NIS 0.5 par value- Authorized: 30,000,000 shares at December 31, 2003 and 2004; Issued and outstanding: 11,872,052 and 11,872,941 shares at December 31, 2003 and 2004, respectively	1,794	1,794
Additional paid-in capital	58,871	58,881
Accumulated other comprehensive loss	(214)	(226)
Accumulated deficit	(4,662)	(34,156)

Total shareholders’ equity	55,789	26,293

Total liabilities and shareholders’ equity	$76,606	$46,497

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2002	2003	2004
Revenues (Note 13):
Products	$47,021	$33,831	$21,670
Services	11,320	12,036	16,128

Total revenues	58,341	45,867	37,798

Cost of revenues:
Products	27,398	29,619	16,645
Services	5,675	6,368	9,719
Impairment of capitalized software development costs (Note 6)	—	5,864	3,597

Total cost of revenues	33,073	41,851	29,961

Gross profit	25,268	4,016	7,837

Operating expenses:
Research and development, net (Note 14a)	7,958	10,318	10,744
Selling and marketing	17,725	19,465	19,220
General and administrative	6,980	6,333	6,636
Allowance for doubtful accounts and write-off of bad debts (Note 1c)	7,456	177	(50)
Goodwill write-off	—	1,052	—

Total operating expenses	40,119	37,345	36,550

Operating loss	(14,851)	(33,329)	(28,713)
Financial income, net (Note 14b)	3,412	2,793	1,326

Loss before income taxes	(11,439)	(30,536)	(27,387)
Income taxes (Note 10)	(585)	(456)	2,107

Net loss	$(10,854)	$(30,080)	$(29,494)

Net loss per share:
Basic and diluted net loss per Ordinary share	$(0.92)	$(2.53)	$(2.48)

Weighted average number of shares used for computing basic and diluted net loss per share	11,852,808	11,872,052	11,872,941

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)**)	Retained earnings (accumulated deficit)	Total comprehensive loss	Total shareholders’ equity
Balance as of January 1, 2002	11,752,600	$1,781	$56,932	$(100)	$36,272		$94,885
Exercise of stock options	119,452	13	1,720	—	—		1,733
Tax benefit related to exercise of options	—	—	219	—	—		219
Comprehensive loss:
Other comprehensive income - unrealized gains on available-for-sale marketable securities, net	—	—	—	285	—	$285	285
Net loss	—	—	—	—	(10,854)	(10,854)	(10,854)

Total comprehensive loss						$(10,569)

Balance as of December 31, 2002	11,872,052	1,794	58,871	185	25,418		86,268
Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities, net	—	—	—	(399)	—	$(399)	(399)
Net loss	—	—	—	—	(30,080)	(30,080)	(30,080)

Total comprehensive loss						$(30,479)

Balance as of December 31, 2003	11,872,052	1,794	58,871	(214)	(4,662)		55,789
Exercise of stock options	889	*) —	10	—	—		10
Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities, net	—	—	—	(12)	—	$(12)	(12)
Net loss	—	—	—	—	(29,494)	(29,494)	(29,494)

Total comprehensive loss						$(29,506)

Balance as of December 31, 2004	11,872,941	$1,794	$58,881	$(226)	$(34,156)		$26,293

*)	Represents an amount lower than $ 1.

**)	Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net loss	$(10,854)	$(30,080)	$(29,494)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,868	5,821	3,530
Impairment of capitalized software development costs	—	5,864	3,597
Impairment of goodwill	—	1,052	—
Loss (gain) from sale of property and equipment	—	232	(5)
Realized loss (gain) on available-for-sale marketable securities	56	(543)	(271)
Impairment of available-for-sale marketable securities	2,505	—	—
Amortization of premium and accretion of accrued interest on available-for-sale marketable securities	61	111	184
Long-term prepaid expenses write-off	535	—	—
Accrued interest on short-term bank deposits	(2)	15	36
Severance pay, net	(119)	25	(199)
Deferred tax assets, net	(957)	(459)	1,647
Decrease (increase) in trade receivables, net	3,787	(940)	3,983
Decrease in unbilled receivables	3,168	3,867	5,099
Decrease (increase) in other accounts receivable and prepaid expenses	1,862	2,084	(327)
Increase in long-term trade and unbilled receivables	(2,855)	(183)	(230)
Increase (decrease) in trade payables	715	1,130	(1,043)
Increase (decrease) in related parties	(1,942)	463	(1,326)
Increase (decrease) in deferred revenues	(284)	2,326	1,051
Increase (decrease) in other accounts payable and accrued expenses	347	(1,970)	7

Net cash provided by (used in) operating activities	1,891	(11,185)	(13,761)

Cash flows from investing activities:
Investment in short-term and long-term bank deposits	(1,228)	(5,706)	(2,801)
Proceeds from short-term bank deposits	194	1,582	2,754
Investment in available-for-sale marketable securities	(16,021)	(11,610)	(1,096)
Proceeds from sale and redemption of available-for-sale marketable securities	18,977	8,765	6,366
Capitalization of software development costs	(2,000)	—	—
Investment in another company	(165)	—	—
Increase in long-term prepaid expenses	(635)	—	—
Purchase of property and equipment	(3,143)	(2,080)	(925)
Proceeds from sale of property and equipment	—	163	67

Net cash provided by (used in) investing activities	(4,021)	(8,886)	4,365

Cash flows from financing activities:
Short-term bank credit	(1,742)	—	967
Proceeds from exercise of options, net	1,733	—	—

Net cash provided by (used in) financing activities	(9)	—	967

Decrease in cash and cash equivalents	(2,139)	(20,071)	(8,429)
Cash and cash equivalents at the beginning of the year	36,111	33,972	13,901

Cash and cash equivalents at the end of the year	$33,972	$13,901	$5,472

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Taxes	$107	$1,269	$289

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	TTI Team Telecom International Ltd. (“TTI” or “the Company”), an Israeli corporation, was incorporated in 1990 and commenced its operations in September 1992.

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

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, Costa-Rica, Australia and in Hong-Kong.

As of December 31, 2004, the Company is 50.22% held by Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. (“Team”), a public company listed for trade on the Tel-Aviv Stock exchange (also refer to Note 15).

As to principal markets and customers, see Note 13.

b.	Acquisition of Axarte Limited (“Axarte”):

On January 31, 2001, TTI invested $ 4,000 in Axarte U.K., a software company. The acquisition was accounted for under the purchase accounting method as of January 31, 2001 and accordingly, the purchase price has been allocated to the identifiable assets and liabilities acquired based on their relative fair values as of January 31, 2001. The acquisition resulted in recording goodwill and acquired technology of approximately $ 1,211 and $ 4,119, respectively. The goodwill was written off during 2003. Acquired technology refers to software development costs developed by Axarte for which technological feasibility was established in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”) and is amortized over a period of six years.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.	Termination of agreements:

On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company’s behalf under the agreement. On January 23, 2003, the bond in the amount of approximately £1,000 , was paid to the customer.

The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

The Company’s management believes, in light of the facts surrounding its relationship with this customer, and based on consultations with and opinions of its legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The Company cannot currently quantify the amount of damages that it would receive if it were to succeed in a lawsuit against the customer, and the Company cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. The Company is currently considering its options with respect to the best manner in which to pursue damages from this customer.

In 2002, the Company also signed an agreement for a similar project with an affiliate of the customer referred to the above. Following a dispute that arose between the Company and such affiliate in 2002, the parties signed a settlement agreement at the beginning of 2004, pursuant to which the parties agreed to terminate the agreement, the Company repaid an amount of £100 to the customer and the parties waived all claims against each other.

In 2002, the Company has recorded “trade and unbilled receivables” in the amount of £ 7,312 ($ 10,311), as due from these customers. Due to the letter of termination received from the first customer and management’s concerns about termination by the second customer, as described above, the Company has classified the receivables in an amount of £ 1,695 (as of December 31, 2004 $ 3,268) thousand as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in the management’s opinion. The remaining balance was expensed in 2002 to doubtful accounts in the statement of operations.

In 2002, an amount of $ 7,456 was expensed as an “allowance for doubtful accounts”.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis, as follows:

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries is generated in United States dollars (“dollar”). In addition, a substantial portion of the costs of the Company and its subsidiaries is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

Cash and Cash equivalents:

Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 1.64% and 2.19% for 2003 and 2004, respectively. The short-term deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year, are included in long-term investments and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 4.05% and 1.14% for 2003 and 2004, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Marketable securities:

Management determines the classification of investments in marketable obligations with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2004 and 2003, all marketable securities covered by SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) were designated as available-for-sale.

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

The Company accounts for its structured notes in accordance with the provisions of FASB Emerging Issues Task Force (“EITF”) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”, according to which the Company uses the “retrospective interest method” to recognize interest income (expenses).

Investment in another company:

The investment in this company is stated at cost since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2004, based on management’s most recent analysis, no impairment losses have been identified.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the lesser term of the lease or useful life

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment of long-lived assets and identifiable intangibles:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

Goodwill:

Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized. However, SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in such methodology include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

During 2003, the sharp downturn in capital spending in the Company’s major markets continued to negatively impact the Company’s core business, resulting in substantially lower revenues than expected and additional operating losses.

Based upon these indications, the Company’s management believed that these indications would reduce the fair value of the Company below its carrying value. As a result, the Company performed an interim test during the year 2003 for goodwill impairment and, as a result, recorded a $ 1,052 write-off of the remaining goodwill.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2004, a full valuation allowance was provided by the Company.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition:

The Company and its subsidiaries market their products to telecommunications service providers both directly and through alliances with leading vendors of computer hardware, telecommunications equipment, test systems, and probes. The Company’s products have been licensed to various types of telecommunications operators. The Company also generates revenues from maintenance and customer support services.

The Company divides each project into three distinct periods which occur during the process of providing a solution to a customer: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period, also referred to from time to time as the “warranty” period.

Revenues from the Company’s software licenses, which require significant customization, integration, installation and development services, are recognized based on Statement of Position No. 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, the Company divides each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. A project is considered completed when the stabilization period is over.

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

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as pre-contract costs, in other accounts receivable and prepaid expenses.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2004, no such estimated losses were identified.

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

Unbilled receivables include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred.

SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model.

Significant costs incurred by the Company, between completion of the working model and the point at which the product is ready for general release, have been capitalized during the years 2001 and 2002.

No software development costs were capitalized in 2003 and 2004.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of the current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years).

The Company and its subsidiaries assess the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the cost of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2004.

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

During 2002, the Company has received non-royalty-bearing grants from the European Union as part of participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). In addition, during 2002 and 2003, the Company also received non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel (see Note 16a). Grants from the European Union and “MAGNET” project are not required to be repaid and are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade and unbilled receivables, long-term trade receivables and unbilled receivables and investments in marketable securities.

The Company’s and its subsidiaries’ cash and cash equivalents, short-term and long-term bank deposits are invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in government and corporate debentures that are considered by management to be financially sound. Minimal credit risk exists with respect to these marketable securities, since management believes that the portfolio is well diversified and the institutions that issued the Company’s investments are well established.

The Company’s and its subsidiaries’ trade and unbilled receivables and long-term trade and unbilled receivables are derived from sales to large and solid customers. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company and its subsidiaries have determined to be doubtful of collection. The Company and its subsidiaries perform ongoing credit evaluation of its customers (see Note 1c).

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”).

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All outstanding stock options have been excluded from the calculation of the diluted net loss per share since all such securities had an anti-dilutive effect for all years presented.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 297,704, 0 and 0 for the years ended December 31, 2002, 2003 and 2004, respectively.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of Financial SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” and continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for these options was estimated at the date of grant using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2004 (no options were granted to employees in 2002 and 2003): average risk-free interest rates of 3%; dividend yields of 0%; expected volatility of the Company’s Ordinary shares of 60% and weighted average expected life of the options of two years.

Stock compensation for pro-forma purposes, is amortized on a straight line basis over the vesting period.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2002	2003	2004
Net loss - as reported	$(10,854)	$(30,080)	$(29,494)
Add - total stock-based compensation expense determined under APB 25	—	—	—
Deduct - total stock-based compensation expense determined under fair value method	(1,101)	(262)	(88)

Pro forma - net loss	$(11,955)	$(30,342)	$(29,582)

Basic and diluted net loss per share, as reported	$(0.92)	$(2.53)	$(2.48)

Basic and diluted net loss per share, pro forma	$(1.01)	$(2.53)	$(2.49)

The Company applies SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank credit, short-term bank deposits, trade receivables, unbilled receivables, trade payables and related parties approximates their fair value due to the short-term maturities of such instruments.

The carrying amount of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The carrying amounts and the fair value of marketable securities is based on the quoted market prices.

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

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2002, 2003 and 2004 were $ 1,120, $ 1,196 and $ 1,381, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $ 220, $ 186 and $ 125, respectively.

Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to consider in implementing SFAS 123R.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In FASB Staff Position on EITF 03-1, the Board directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company does not believe that the impact of adopting EITF 03-1 will be significant to the Company’s overall results of operations or financial position.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,
	2003				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Available-for-sale:
Government debentures	$2,104	$105	$—	$2,209	$—	$—	$—	$—
Corporate debentures *)	13,877	263	(582)	13,558	10,798	85	(311)	10,572

	$15,981	$368	$(582)	$15,767	$10,798	$85	$(311)	$10,572

*)	Included in the Company’s portfolio investments are structured notes with an estimated fair value of approximately $ 4,706 as of December 31, 2004. Such investments are used by management to enhance yields, diversify the portfolio investments, and manage the Company’s exposure to interest rate fluctuations. The notes were acquired from several banks and were categorized as available for sale. The notes bear interest based upon the rate of the LIBOR. For each day on which the six months dollar Libor is below an agreed annual fixed rate, the investment bear coupon interest at the rate of 8%, 7% and 5%-12% per annum. On all other days, the investments do no bear any interest at all.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The net adjustment to unrealized holding gains (losses) on available-for-sale marketable securities included as a separate component of shareholders’ equity, “accumulated other comprehensive income (loss)” amounted to $ 285, $ (399) and $ 12 in 2002, 2003 and 2004, respectively.

During 2002, the Company recorded an impairment expense in the amount of $ 2,505 as a decline in market value of available-for-sale securities (including mutual funds) deemed to be other than temporary. The amount was recorded as financial expenses in the statement of operations.

The Company’s management believes that the unrealized losses as of December 31, 2004 are considered temporary as the decline per bond is considered insignificant. The unrealized losses on the Company’s investments in all types of securities are caused due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2004. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

Aggregate maturities of available-for-sale securities for years subsequent to December 31, 2004 are:

	Amortized cost	Estimated fair market value
2013	$4,006	$4,006
2015	2,744	2,653
2016	2,148	2,176
2018	1,900	1,737

	$10,798	$10,572

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2004
Prepaid expenses	$877	$1,688
Pre-contract costs	112	—
Office of the Chief Scientist	273	442
Loans to employees	505	426
Others	961	709

	$2,728	$3,265

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004
Cost:
Computers and peripheral equipment	$12,214	$12,873
Office furniture and equipment	1,184	1,208
Motor vehicles	4,980	4,982
Leasehold improvements	3,570	3,522

	21,948	22,585

Accumulated depreciation:
Computers and peripheral equipment	9,416	11,039
Office furniture and equipment	616	744
Motor vehicles	2,556	3,087
Leasehold improvements	1,522	1,841

	14,110	16,711

Depreciated cost	$7,838	$5,874

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 are $ 3,474, $ 3,299 and $ 2,827, respectively.

NOTE 6:-	INTANGIBLE ASSETS, NET

	December 31,
	2003	2004
a. Original amounts:
Capitalized software development costs	$11,242	$11,242
Acquired technology (see Note 1)	4,119	4,119

	15,361	15,361

Accumulated amortization and impairment:
Capitalized software development costs	3,714	4,417
Acquired technology	1,202	1,202
Impairment of capitalized software development costs	5,864	9,461

	10,780	15,080

Amortized cost	$4,581	$281

b.	During 2001, in the context of the acquisition of Axarte, the Company purchased technology. In addition, the Company capitalized software development costs. The technology purchased and the capitalized software development costs amounted to $ 13,361 (“the Netrac2 Technology”).

The Netrac2 Technology was amortized from January 1, 2002, using the straight-line method over the estimated economic life of the technology, which is six years.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS, NET (Cont.)

During the first quarter of 2002, the Company developed a new technology (“ServiceView Technology”) in respect of which the Company capitalized software development costs in the amount of $ 2,000. On October 1, 2002, the Company began to amortize the ServiceView Technology using the straight-line method over the estimated economic life of the technology, which was three years. No software development costs were capitalized in 2003 and 2004.

The evaluation of the net realizable value of the abovementioned capitalized software development costs that was preformed by management during the years ended December 31, 2003 and 2004, indicated that the net realizable value of the Netrac2 Technology and the ServiceView Technology exceed the unamortized capitalized costs. The evaluation was based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing each of them. In 2003 and 2004, the amounts of $ 5,864 and $ 3,597, respectively, have been recorded as an impairment of capitalized software costs included in the cost of revenues.

c.	Amortization expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $ 2,394, $ 3,783 and $ 703, respectively.

d.	Estimated amortization expenses for the years ended December 31:

2005	$104
2006	104
2007	73

$281

NOTE 7:-	SHORT-TERM BANK CREDIT

As of December 31, 2004, the Company utilized all of the short-term bank credit line in the amount of $ 232, and in addition the Company utilized an amount of $ 735 of short-term bank credit in excess of its short-term bank credit line. The weighted average interest rate of the short-term bank credit line and of the borrowing in excess of the credit line for the year ended December 31, 2004 was approximately 8.2% and 11.7%, respectively. The short-term bank credit line and the borrowing in excess of the credit line were fully repaid after the balance sheet date. The Company fully repaid all of the short-term bank credit line and excess after balance sheet date.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2004
Employees and payroll accruals	$3,745	$3,327
Accrued expenses	1,366	962
Government authorities	428	1,192
Others	625	690

	$6,164	$6,171

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

Aggregate minimum rental commitments under non-cancelable leases at December 31, 2004 are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total
2005	$1,452	$21	$1,473
2006	1,162	14	1,176
2007	521	—	521

	$3,135	$35	$3,170

Facilities lease expenses for the years ended December 31, 2002, 2003 and 2004 were $ 1,320, $ 1,689 and $ 1,072, respectively.

Motor vehicles lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 593, $ 435 and $ 211, respectively.

b.	Royalties commitments:

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

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 294, $ 223 and $ 10 for the years ended December 31, 2002, 2003 and 2004, respectively. The amounts were recorded in the cost of revenues. As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,930, in respect of these grants.

c.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel and in the U.S. amounting to $ 5,110, $ 4,242 and $ 2,896 for the years ended December 31, 2002, 2003 and 2004, respectively.

d.	Litigation:

1)	The Company has accounted for claims in regard to its regular course of business in a general provision in the amount of $ 87.

2)	Securities class action:

A shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company’s shares during the period between May 15, 2001 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. Based on the Company’s preliminary review of the complaint, the Company believes that the claims are without merit and intends to vigorously defend itself against the actions. However, this class action is in a very preliminary stage, and the Company’s management cannot predict the outcome of this dispute.

e.	Termination of agreement:

See Note 1c.

NOTE 10:-	INCOME TAXES

a.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Results for tax purposes in Israel are measured in terms of earnings in NIS after certain adjustments for changes in Israel’s Consumer Price Index (“CPI”). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the annual change in the CPI and in the NIS\dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not recorded deferred taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

b.	tax Rates:

On June 29, 2004 the Israeli Government approved the amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 30% in 2007.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

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

The primary tax benefits available in respect of the approved enterprises are:

1.	As of December 31, 2004, the benefits from the first program have expired.

2.	Income derived from the Company’s second approved enterprise was tax exempt for four years (1996-1999) after which it is taxable at the rate of 20%-25% for six years ending in 2005.

3.	Income derived from the Company’s third approved enterprise was tax exempt for two years (1998-1999) after which it is taxable at the rate of 20%-25% for eight years ending in 2007.

4.	Income derived from the Company’s fourth approved enterprise was tax exempt for two years (2000-2001) after which it is taxable at the rate of 20%-25% for eight years ending in 2009.

5.	Income derived from the Company’s fifth approved enterprise was tax exempt for two years (2002-2003) after which it is taxable at the rate of 20%-25% for eight years ending in 2011.

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

Income from sources other than the approved enterprise will be subject to the tax at the regular rate.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

d.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2003	2004
Deferred tax assets:
Reserves and allowances	$2,705	$542
Net operating loss carryforward - foreign	6,882	8,651
Net operating loss carryforward - domestic	7,448	14,285

Total deferred tax assets before valuation allowance	17,035	23,478
Valuation allowance	(15,388)	(23,478)

Net deferred tax assets (included in other accounts receivable and prepaid expenses) - all domestic	$1,647	$—

A valuation allowance for the entire balance was recorded due to the uncertainty of the future realization of the tax asset.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

As of December 31, 2003 the Company’s management believed that it was more likely than not that the remaining net deferred tax assets of $ 1,647 related to the Company’s carryforward tax losses would be realized, principally based upon the Company’s earning history and forecasted income. In 2004, several developments were considered in determining the need for an increase in the valuation allowance, including a continuing market decline, increasing uncertainty and a decrease of visibility in the market as a whole, a significant decrease in sequential quarterly revenue levels and the failure to achieve management’s forecasted results for 2004. As a result of managements’ assessment, the Company increased the valuation allowance on the deferred tax asset and recorded a valuation allowance on the entire amount.

f.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,
	2002	2003	2004
Loss before taxes, as reported in the consolidated statements of operations	$(11,439)	$(30,536)	$(27,387)

Statutory tax rate	36%	36%	35%

Theoretical tax benefit on the above	$(4,118)	$(10,993)	$(9,585)
Amount at the Israeli statutory tax rate:
Tax adjustment in respect of foreign subsidiaries different tax rate	122	1,150	489
Deferred taxes on losses for which a valuation allowance was provided	5,299	10,089	8,090
Taxes in respect of prior years	—	(141)	460
Other	(1,888)	(561)	2,653

Income taxes (tax benefit), as reported in the statements of operations	$(585)	$(456)	$2,107

g.	The Israeli company has received final tax assessments until 1999, and is currently assessed for the tax years 2000 - 2002. The Company believes that it has adequate provisions to cover these exposures in accordance with SFAS No. 5.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-	INCOME TAXES (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2002	2003	2004
Current taxes	$428	$42	$—
Taxes in respect of prior years	—	(141)	460
Deferred income taxes (benefit)	(1,013)	(357)	1,647

	$(585)	$(456)	$2,107

Domestic	$(802)	$(720)	$2,107
Foreign	217	264	—

	$(585)	$(456)	$2,107

i. Loss before taxes is comprised as follows:

Domestic	$(9,409)	$(11,371)	$(17,605)
Foreign	(2,030)	(19,165)	(9,782)

	$(11,439)	$(30,536)	$(27,387)

NOTE 11:-	SHAREHOLDERS’ EQUITY

a.	The Company’s Ordinary shares have been listed for trade on the NASDAQ National Market since TTI’s initial public offering (“IPO”) on December 4, 1996, under the symbol TTIL.

In 1999 and 2000, the Company effected two additional secondary offerings.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the Company’s general meeting and the right to receive dividends, if declared.

b.	Share options:

Employee Share Option Plans:

During 1995, 1996, 1999, 2000 and 2001, the Board of Directors of the Company adopted share option plans (as amended “the Old Plans”) pursuant to which 2,325,515 Ordinary shares were reserved for issuance upon the exercise of options to be granted to certain directors and key employees of the Company and its subsidiaries. At the Company’s annual general shareholders’ meeting in December 2004 it was decided that there was no intention to grant any more options from the Old Plans and it was resolved to approve the 2004 share option plan (“the New Plan”), pursuant to which 1,000,000 Ordinary shares were reserved for issuance.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

Pursuant to the New Plan, as of December 31, 2004, an aggregate of 925,000 options of the Company are still available for future grant.

Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

A summary of the stock options activities in 2002, 2003 and 2004 is as follows:

	Year ended December 31,
	2002		2003		2004
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
Outstanding at the beginning of the year	758,378	$17.37	612,426	$17.76	470,178	$18.72
Granted	—	$—	—	$—	321,000	$6.07
Exercised	(119,452)	$14.51	—	$—	(889)	$11.69
Forfeited	(26,500)	$21.13	(87,414)	$11.45	(167,311)	$10.69
Expired	—	$—	(54,834)	$19.60	(248,845)	$9.77

Outstanding at the end of the year	612,426	$17.76	470,178	$18.72	374,133	$10.13

Options exercisable at the end of year	445,648	$16.61	464,178	$18.71	123,883	$18.27

The options outstanding as of December 31, 2004 have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of exercisable options
		years
$3.00	75,000	4.50	$5.88	18,750	$3.00
$ 6.00-8.00	194,000	3.79	$3.00	—	—
$18.63-19.00	34,167	0.86	$18.99	34,167	$18.99
$20.00-23.00	62,633	0.35	$20.88	62,633	$20.88
$30.00	8,333	0.86	$30.00	8,333	$30.00

	374,133	3.25	$10.13	123,883	$18.27

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Weighted-average fair values and exercise prices of options, whose exercise price equals or is below the market price of the shares on the date of grant are $ 0.

Weighted-average fair values and exercise prices of options, whose exercise price exceeds the market price of the shares on the date of grant are $ 0.79.

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.

NOTE 12:-	RELATED PARTY TRANSACTIONS AND BALANCES

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

In addition, Team provides to the Company certain administrative services, including computer servicing, salary administration, automotive fleet maintenance and basic insurance coverage, and the Company reimburses Team for the actual cost of such services. The Company and Team have agreed to indemnify each other for liabilities resulting from acts or omissions of their respective employees constituting intellectual property violations. The Agreement is automatically renewed for a successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days prior written notice. Regarding the rent commitment with Team, see also Note 10a.

Since 1992, the Company has also purchased property and equipment, such as computer hardware, from Team and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team. The Company pays Team and Omnitek-Eichut prices for these assets that are no less favorable to the Company than those it could obtain from unrelated third parties.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

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

In 2003, the Company paid Team $ 272 in respect of the above mentioned projects and executed a written agreement with Team.

Transactions between Team and its affiliates and the Company:

	Year ended December 31,
	2002	2003	2004
Revenues:
Commissions on product sales and payment for services	$520	$157	$249

General and administrative expenses:
Rent and maintenance	$1,292	$1,440	$1,421

Administrative and management services	$583	$503	$207

Purchase of equipment	$884	$711	$555

Balances between Team and the Company:

	December 31,
	2003	2004
Current assets (liabilities)	$(1,176)	$150

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

a.	Summary information about geographic areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002		2003		2004
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Israel	$6,098	$20,371	$3,357	$11,791	$4,200	$5,578
United States	17,908	577	18,091	734	14,112	533
Europe	18,966	2,419	12,047	20	11,541	8
Australia	4,328	40	1,913	42	3,310	34
South America	4,610	—	5,386	—	2,712	—
Far East	5,209	64	2,309	32	722	2
South Africa	1,222	—	2,764	—	1,201	—

	$58,341	$23,471	$45,867	$12,619	$37,798	$6,155

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,
	2002	2003	2004
Customer A	8%	10%	9%
Customer B	3%	9%	16%
Customer C	11%	11%	4%
Customer D	*)16%	**)4%	5%

*)	In 2002, the Company also recorded total revenues of 13%, from two affiliates of Customer D.

**)	In 2003, the Company recorded revenues of 4% from an affiliate of Customer D.

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2002	2003	2004
Total cost	$11,314	$10,512	$11,324
Less - grants and participations	1,356	194	580
Less - capitalization of software development costs	2,000	—	—

Research and development, net	$7,958	$10,318	$10,744

b.	Financial income (expenses):

Financial expenses:
Foreign currency translation adjustments	$(828)	$(1,106)	$(568)
Impairment of available-for-sale marketable securities	(2,505)	—	—

	(3,333)	(1,106)	(568)

Financial income:
Foreign currency translation adjustments	4,963	2,444	857
Gain (loss) from sales of marketable securities	(56)	543	271
Interest and other	1,838	912	766

	6,745	3,899	1,894

Financial income, net	$3,412	$2,793	$1,326

TTI TEAM TELECOM INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SUBSEQUENT EVENTS (unaudited)

a.	On November 29, 2004, the Company entered into definitive agreements (“the Agreements”) to obtain $ 14,600 in equity financing, through the sale of 6,636,391 shares of Series A Convertible Preferred stock in a private placement to institutional investors (“the Preferred Shares”). The Preferred Shares are convertible into 6,636,391 Ordinary shares. In addition, holders of the Preferred Shares will be granted one warrant to purchase 0.4 Ordinary shares at an exercise price of $ 2.50 per share for each Preferred Share owned. The closing of the investment took place on January 3, 2005. As a result, Team’s holdings in the Company were reduced from 50.22% to 32.21%.

The rights of the holders of the Preferred Shares include:

1)	Weighted-average anti-dilution protection;

2)	Preference in the event of liquidation of the Company;

3)	Veto rights over certain material actions by the Company; and the right to nominate one member of the Company’s Board of Directors.

According to the Agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the U.S. Securities and Exchange Commission conducts a review) following the closing of the private placement transaction. The Company did not obtain effectiveness of the registration statement within the timeframe set forth in its agreements with the investors. Therefore, since May 4, 2005, the Company has been accruing liquidated damages at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement is not declared effective. The Company expects that such liquidated damages will total approximately $200.

b.	On April 19, 2005, Team distributed to its shareholders 5,166,062 Ordinary Shares, such that immediately following the distribution, Team held 719,488 of the Company’s ordinary shares, representing approximately 3.9% of the Company’s outstanding share capital. Of the 5,166,062 ordinary shares of the Company’s distributed by Team, 3,714,435 will be distributed to Team’s controlling shareholders (and will be subject, under the U.S. securities laws, to a holding period of one year following the distribution, unless they are sold pursuant to a registration statement declared effective by the U.S. Securities and Exchange Commission or the existence of an available exemption from the registration requirements).

c.	In March 2005, the Company’s Chief Executive Officer resigned from his position. The chairman of the Board of Directors is serving as the Company’s Chief Executive Officer until it employs a new Chief Executive Officer.