Form 20-F
period 2005-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2006-04-11
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13(b) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..................................

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

13,872,938 Ordinary Shares, par value NIS 0.5 per share
4,636,389 Series A Convertible Preferred Shares, par value NIS 0.5 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

INTRODUCTION

        Unless the context otherwise requires, all references in this annual report to “TTI,” “us,” “we,” and “our” refer to TTI Team Telecom International Ltd.

        Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On March 24, 2006, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.681 to $1.00.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Statements in this annual report that are not statements of historical or current facts are “forward-looking statements” within the meaning of Private Securities Litigation Reform Act of 1995. These statements include but are not limited to statements concerning our business outlook or future economic performance; future payments under contractual obligations, anticipated revenues, expenses or other financial items; and introductions and advancements in development of products, and plans, and objectives related thereto. In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek” and “estimate” and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D – Risk Factors” in this annual report as well as those discussed elsewhere in this annual report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A. Selected Financial Data.

The tables that follow present portions of our financial statements and are not complete. The following selected financial data should be read together with our consolidated financial statements, notes to our consolidated financial statements and “Item 5 – Operating and Financial Review and Prospects” included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We derived the selected consolidated statements of operations data set forth below for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, from our audited consolidated financial statements, which are included elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We derived the consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from audited consolidated financial statements that are not included in this annual report.

	December 31 (dollars in thousands, except for share data)
	2001	2002	2003	2004	2005

Statement of Income Data:
Revenues:
Products	$53,547	$47,021	$33,831	$21,670	$25,317
Services	7,279	11,320	12,036	16,128	17,909

Total revenues	60,826	58,341	45,867	37,798	43,226
Cost of revenues:
Products	20,774	27,398	29,619	16,645	13,015
Services	3,599	5,675	6,368	9,719	9,203
Impairment of capitalized software	-	-	5,864	3,597	177

Total cost of revenues	24,373	33,073	41,851	29,961	22,395

Gross profit	36,453	25,268	4,016	7,837	20,831

Operating expenses:
Research and development, net	6,281	7,958	10,318	10,744	9,136
Selling and marketing, net	12,206	17,725	19,465	19,220	11,977
General and administrative	5,236	6,980	6,333	6,636	6,325
Impairment of goodwill	-	-	1,052	-	-

Allowance for doubtful accounts and
bad debt write-off	-	7,456	177	(50)	-

Total operating expenses	23,723	40,119	37,345	36,550	27,438

Operating income (loss)	12,730	(14,851)	(33,329)	(28,713)	(6,607)
Financial income, net	2,365	3,412	2,793	1,326	153

Income (loss) before income taxes	15,095	(11,439)	(30,536)	(27,387)	(6,454)
Income taxes (benefit)	1,000	(585)	(456)	2,107	624

Net income (loss)	$14,095	$(10,854)	$(30,080)	$(29,494)	(7,078)

Deemed dividend associated with Beneficial
Conversion Feature	-	-	-	-	(1,981)
Net Income (loss) attributable to common
shareholders	$14,095	$(10,854)	$(30,080)	$(29,494)	(9,059)

Net Basic income (loss) attributable to
common shareholders	$1.23	$(0.92)	$(2.53)	$(2.48)	(0.72)

Net diluted income (loss) attributed to
common shareholders	$1.20	$(0.92)	$(2.53)	$(2.48)	(0.72)

Weighted average number of shares used in
computing:
Basic net earnings (loss) per share
attributed to ordinary shareholders	11,490	11,853	11,872	11,873	12,577

Diluted net earnings (loss) per share
attributed to ordinary shareholders	11,722	11,853	11,872	11,873	12,577

	December 31 (dollars in thousands)
	2001	2002	2003	2004	2005

Balance Sheet Data:
Cash and cash equivalents	$36,111	$33,972	$13,901	$5,472	18,034
Short term bank deposits	193	1,229	4,365	2,372	1,973
Marketable securities	18,182	12,889	15,767	12,626	15,713
Short-term bank debt	-	-	-	967	-
Working capital	71,506	60,475	38,570	16,806	23,613
Total assets	115,597	104,465	76,606	46,497	55,851
Shareholders' equity	94,885	86,268	55,789	26,293	32,443

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Our Industry

Our customers are concentrated in the public carrier communications industry and, accordingly, trends in this industry could have a material adverse effect on our results of operations.

Slowly recovering from the telecommunications spending slowdown, global operational support system, or OSS, spending is expected to grow in the coming years. Growth is built on the need for service providers to support new services and network equipment. However, we are unable to predict the duration of these trends or the extent of any impact that it may have on our results of operations. If any of these trends reverses and the slow-down in capital expenditures resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

Recently, the communications service provider industry is undergoing a period of consolidation and mergers. Consolidations and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In addition, the OSS market is undergoing a period of merger and acquisition deals. Events like the Watchmark (a.k.a Vallent) acquisition of Metrica (end of 2004), the Micromuse acquisition of Quallaby (June 2005), the IBM acquisition of Micromuse (Dec 2005) and others. These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger and acquisition, whether friendly or not,( is also a valid scenario that could affect our customers’ acceptance and financial performance.

We depend on a small number of customers for a large portion of our revenues and the loss of any one major customer would decrease our revenues.

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 40% of our total revenues in 2003, 43% of our total revenues in 2004 and 47% of our total revenues in 2005. Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

Our profitability has been, and may continue to be, volatile, which could adversely affect the price of our ordinary shares.

We reported net losses attributed to our ordinary shares of $30.1 million in 2003, $29.5 million in 2004 and $9.1 million in 2005. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our share price. In addition, our operating results may be adversely affected by timing of sales of our products or a shift in our mix of products and services.

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

Our future success depends on our ability to keep pace with technological changes and emerging industry standards.

The market for our products is characterized by:

—	rapidly changing technologies;

—	evolving industry standards;

—	changing regulatory environments;

—	frequent new product introductions;

—	rapid changes in communications service providers' requirements; and

—	emergence of new types of networks.

In addition, the introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues. Accordingly, our financial performance and growth is dependent on our ability to, among other things:

—	enhance our existing products;

—	develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards, including next-generation and third-generation networks;

—	address the increasingly sophisticated needs of our customers;

—	incorporate new technologies and new infrastructures; and

—	develop new interfaces between our products and complimentary products.

We may not be successful at these tasks. We may also experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and features. In addition, our new products and features may not meet the requirements of the marketplace and may not achieve market acceptance.

Our future operating results will depend on the market acceptance of our new modules and features supporting next-generation network, or NGN, and if these investments do not achieve market acceptance, our business and financial condition may be adversely affected.

We are in the process of developing, enhancing and deploying our NGN modules and features to support next-generation network architectures and services. We cannot assure you that our NGN modules and features will receive market acceptance. If our NGN modules and features do not receive market acceptance, we may not be able to recover significant resources we invested in the development and enhancement of these modules and features and we may lose future revenues. As a result, our business, financial condition and results of operations may be adversely affected.

If the NGN services (wireline and wireless communication service providers) growth slows, demand for our NGN supporting modules and features may decline.

The success of our NGN supporting modules and features will depend heavily on the continued acceptance of the next generation services in the wireline and wireless communication service providers. If use of the next generation services does not continue to grow or grows slower than expected, the market for software that manages communications over NGN modules would be adversely affected.

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

We rely on strategic relationships with system integrators and hardware vendors such as Nortel, Siemens, and CMGLogica to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

Our current customers are located in more than 20 countries worldwide and we are seeking to expand into other markets. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future.

Our international operations and revenues are subject to a number of inherent risks, including:

—	difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

—	the impact of possible recessionary environments in certain economies;

—	changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

—	difficulties in enforcing our rights in various jurisdictions;

—	reduced protection for intellectual property rights in some countries;

—	tariffs and other trade barriers;

—	adverse tax consequences;

—	restrictions on the conversion of currencies or the repatriation of earnings;

—	the burdens of complying with a wide variety of foreign laws and regulations; and

—	economic and political instability.

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

We occasionally perform a large amount of our obligations to customers before we receive payment, and in some instances, we commence our performance before we have concluded a written agreement with a customer, which forces us to finance our performance and risk nonpayment.

We occasionally perform a large amount of our obligations to customers before receiving payment. In some instances we commence our performance before we have concluded a written agreement with a customer. Because of this, we must finance the costs of performing under our customer agreements, and risk nonpayment. Although our customers are generally large companies, they may not pay our fees when due. Payment of our fees is generally not secured or guaranteed. Delayed payment or failure to receive payment may strain our finances.

Some of our customers may terminate their agreements with us after we have partially performed under such agreements, and in such event, we may have difficulty recovering our costs and may lose future revenues.

In order to continue to sell our products despite the slow-down of expenditures by communications service providers, and resulting increased competition, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with payments covering only actual costs incurred by us up to the date of termination. Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs up to the date of any termination, despite a customer’s obligation to reimburse us. In such event, we may have reduced future revenues. Please see the discussion regarding the termination of a contract with a major customer in “Item 8A – Legal Proceedings.”

We may not be able to compete successfully in the highly competitive markets for our products.

The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the markets for network management system, or NMS, operational support system, or OSS, and Business support system, or BSS. Our current and potential competitors include:

—	organizations’ IT departments that provide NMS, OSS and BSS applications for their particular internal needs;

—	providers of NMS, OSS and BSS, such as Agilent Technologies, Syndesis Ltd, Hewlett-Packard, Infovista, Metasolv, IBM (Micromuse) and Telecordia Technology;

—	communications equipment vendors, such as Nortel, Ericsson, and Lucent Technologies; and

—	systems integrators who provide programming services to develop customer-specific applications, such as CMGLogica, BusinessEdge, Accenture, Cap Gemini and IBM Global Services.

—	managed service providers, such as Nortel and Erricson, that offer their customers management services on top of their networks rather than building their own Network Operation Center, or NOC, and purchasing an independent management system.

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

In the coming future, we intend to expand into new markets worldwide. In addition, to support our expanded operations we will have to hire additional skilled personnel. We may not be successful in expanding our operations or in hiring additional skilled personnel. Competition for qualified personnel is generally intense. Our ability to compete effectively and to manage the future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures. We may not be able to perform any of these activities successfully and this could harm our business and reduce our profitability.

Due to recent changes in our senior management, we may not be able to achieve our objectives.

In March 2005, Menahem Tirosh resigned from his position as our Chief Executive Officer. Meir Lipshes served as our acting Chief Executive Officer from March 2005 to November 2005. In December 2005, we employed Reuven Markus as our new Chief Executive Officer. In addition, during 2004 and 2005, several other members of our senior management left the employment of the Company and as a result, we employed several new high-level officers in 2005 and at the beginning of 2006. The difficulties inherent in selecting a suitable Chief Executive Officer and other members of the management team, transitioning the Company under the leadership of new management, including a new Chief Executive Officer, and assimilating new management personnel into the Company’s corporate culture could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

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

As of March 24, 2006, Shlomo Eisenberg, the former chairman of our board of directors, beneficially owns 4,436,224 ordinary shares, which represents approximately 23.6% of our voting power. As a result, he may have an influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. For additional details, see” Item 7 – Major Shareholders and Related Party Transactions.” This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. For more information on the effect such concentration of ownership could have on our share price, please see the risk factor entitled “Substantial future sales of our ordinary shares may depress our share price.”

The rights of the holders of our Series A Preferred Shares are superior to those of the holders of our ordinary shares.

We recently issued 6,636,389 Series A Preferred Shares to the investors in the private placement transaction described elsewhere in this annual report. These preferential rights include:

—	weighted-average anti-dilution protection in the event that following the closing of the transaction we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders;

—	a preference in the event we are liquidated, which could result in the holders of our ordinary shares recovering a lesser amount in the event of our liquidation than they would have received had we not issued the Series A Preferred Shares;

—	veto rights over certain material actions taken by us, which could be exercised by the holders of the Series A Preferred Shares in a manner detrimental to the interests of the holders of our ordinary shares; and

—	the right to nominate one member to our board of directors, which could result in such member voting on matters brought before our board of directors in a manner detrimental to the interests of the holders of our ordinary shares.

For more information on the private placement transaction, see “Item 10.C. – Private Placement of Series A Preferred Shares.”

As of March 24, 2006, 2,181,820 Series A Preferred Shares had been converted into ordinary shares and 4,454,571 remain outstanding. In addition, 2,671,648 warrants are still outstanding out of 3,026,193 warrants granted to the investors in the private placement transaction.

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

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2005, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares or valuing our assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of the rules relating to PFIC and related tax consequences, please see the section of this annual report entitled “Taxation – United States Federal Income Tax Considerations.”

Our proprietary technology is difficult to protect and we may lose our rights to it.

Our success and ability to compete depend in part on our proprietary software technology. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have no registered patents.

We are subject to a number of risks relating to intellectual property rights, including the following:

—	the measures we have taken to protect our proprietary rights may not be adequate to prevent others from misappropriating our technology or from independently developing or selling technology or products with features based on or similar to ours;

—	our customers that are given access to our intellectual property rights under rare circumstances, may infringe these rights;

—	our intellectual property rights may be challenged, invalidated, violated or circumvented and may not provide us with any competitive advantage;

—	any future litigation to protect our proprietary rights could result in substantial cost to us, even if we ultimately prevail; and

—	a determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

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

We rely on our proprietary software technology to compete in our markets. We are subject to a number of risks relating to intellectual property rights, including the following:

—	we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps;

—	we may inadvertently violate the intellectual property rights of other parties and other parties may assert infringement claims against us;

—	if we violate the intellectual property rights of other parties we may be required to modify our products or intellectual property or obtain a license to permit their continued use;

—	any future litigation to defend us against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail; and

—	determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

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

The development, enhancement and implementation of our complex software products involve substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in products after they are licensed to customers. This could result in:

—	a delay in recognition or loss of revenues;

—	loss of market share; and

—	failure to achieve market acceptance (brand recognition).

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

A shareholder class action lawsuit was filed in September 2004 against us, Team Software Industries Ltd., which was then our principal shareholder, and certain of our executive officers. The lawsuit alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. Based on our initial review of the recently-filed amended complaint, we believe that the claims are without merit and intend to vigorously defend the action. However, this purported class action is at an early stage and we cannot predict the outcome of this dispute. In the event of an unfavorable resolution, we may be required to pay damages and other costs in excess of the amounts covered by our insurance. In addition, the defense of this action may divert the attention of some of our management from other aspects of our business. Accordingly, this action could have a materially adverse effect on our results of operations and financial condition.

We may not be successful in our ongoing lawsuit with a former major customer.

In November 2002, we received a letter from a major customer notifying us of the termination of an agreement for the supply by us of a Manager of Managers system (“MoM”), and its intention to call the 1 million pound performance bond issued by a bank on our behalf under the agreement. We believe that the customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement. We filed an application in an English court on November 18, 2002, requesting an injunction to prevent the customer from calling the bond. On January 23, 2003, an order was issued denying our request for the injunction to continue, on a number of grounds, including that our submissions were fact-based and related to the merits of the termination and not the procedural validity of the termination or the conformity of the written notice with the requirements of the agreement. Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement.

Our management believes, in light of the facts surrounding our relationship with this customer, and following consultations with legal counsel, that we have reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. We cannot currently quantify the amount of damages that we would receive if we were to succeed in a lawsuit against the customer. The claim and particulars were served on the customer in December 2005. On March 28, 2006, we were served with the defense and counterclaim and it is currently under review. We cannot presently estimate the amount of damages that could be sought by the customer in a potential counterclaim.

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

In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole.

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

Under an order published in December 2005, the requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

The government programs in which we have participated in the past require us to meet several conditions, which we may fail to satisfy. Such grants may be reduced in the future, which would increase our costs.

We received grants and participated in programs sponsored by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, the Israel-United States Binational Industrial Research and Development Foundation, known as the BIRD Foundation and from the European Union. To maintain our eligibility for these programs we must continue to meet several conditions under these grant programs and the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the R&D Law. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel, or require that we share with others intellectual property rights that are the subject of such grants. If we fail to comply with these conditions in the future we might be subject to certain sanctions such that, the benefits received could be cancelled. We could also be required to refund any payment previously received under these programs. Any non-Israeli who becomes a direct holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

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

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

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

We may not be successful in our negotiations with the Israeli Tax Authorities relating to a tax assessment for the years 2000, 2001 and 2002.

In January 2006, we were notified by the Israeli Tax Authorities of a tax assessment in the amount of approximately $3.8 million relating to our tax liabilities for the years ended December 31, 2000, 2001 and 2002. We are currently negotiating a settlement agreement with the Israeli Tax Authorities as well as, in parallel, preparing an appeal to the assessment. We have, based on our legal counsel’s opinion, increased our reserves to an aggregate amount of $1.6 million to account for such assessment. In the event we are required to pay more than the reserved $1.6 million, it could have a materially adverse effect on our results of operations and financial condition.

In addition, we have assessed that a tax exposure contingency may exist with regard to relocation expenses of certain of our subsidiaries’ employees and former employees. We cannot reasonably estimate the related amount of loss, if any, for the tax contingency. Accordingly, and based on our legal counsel’s opinion, we have not recorded an accrual for the said tax contingency.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since late 2002. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	announcements concerning us or our competitors;

—	the introduction of new telecommunications services and new industry standards;

—	changes in pricing policies by us or our competitors;

—	general market conditions, and changes in market conditions in our industry;

—	the general state of the securities market (particularly the technology sector); and

—	political, economic and other developments in the State of Israel and worldwide.

Substantial future sales of our ordinary shares may depress our share price.

We have several shareholders who are the beneficial owners of 5% or more of our ordinary and/or preferred shares. For information on the share ownership of our majority shareholders, please see “Item 7.A. – Major Shareholders.”

On January 3, 2005, we completed a private placement transaction in which we issued (i) 6,636,391 Series A Convertible Preferred Shares, par value NIS 0.50 each, or the Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million, before expenses of $1.2 million and (ii) warrants to purchase up to 2,654,556 of our ordinary shares, pursuant to a Purchase Agreement dated as of November 29, 2004. As of March 24, 2006, 2,181,820 Series A Preferred Shares had been converted into Ordinary Shares and 4,454,571 remain outstanding. As of March 24, 2006, 354,545 warrants have been issued and 2,671,648 remain outstanding. In addition, as of March 24, 2006, the exercise price of the warrants was lower than the market price. For more information on the private placement transaction, see “Item 10.C. – Private Placement of Series A Preferred Shares.” These ordinary shares and warrants have since been registrered with the U.S. Securities and Exchange Commission.

Furthermore, certain of our major shareholders have registration rights with respect to our ordinary shares. In August 2005, we received a notice of exercise of certain of these registration rights with respect to 4,408,123 ordinary shares. The registration of the shares with the U.S. Securities and Exchange Commission is currently in process. Upon completion and effectiveness of the registration, these 4,408,123 ordinary shares will become freely tradeable. For more information on the registration rights, see “Item 7.B. Related Party Transactions – Registration Rights.”

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

In January 2005, we completed a private placement transaction in which we issued (i) 6,636,391 Series A Convertible Preferred Shares, par value NIS 0.5 each, or the Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million and (ii) warrants to purchase up to 2,654,556 of our ordinary shares. For additional details about this transaction, see” Item 10C – Material Contracts – Private Placement of Series A Preferred Shares”.

During 2005, our capital expenditures totaled approximately $1.2 million in 2005 (compared to $0.9 million during 2004 and $2.1 million during 2003), which was principally used for computers and peripheral equipment (including software and development tools) and motor vehicles. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. All of the above expenditures were paid from internally generated funds. During 2005, 2004 and 2003, we did not make any significant divestitures nor are any such divestitures in progress.

B. Business Overview

We are a leading global provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers. With 14 years of experience delivering our products and solutions to industry leading companies in more than 20 countries, we have a proven track record managing some of the world’s largest, most complex networks.

Our Netrac products deliver service assurance, service fulfillment, and revenue assurance capabilities. Our Netrac software speeds problem detection and resolution, streamlines work processes, improves quality of service, and maximizes network uptime and availability. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure and to automate, simplify and manage the complex process of delivering multiple communications services over diverse networks. Our Netrac suite of products supports multi-vendor voice and data architectures over wireline, wireless, Internet Protocol, or IP, cable, digital subscriber line, or DSL and Voice Over IP, or VOIP, networks, allowing our customers to streamline operations and efficiently and rapidly roll out new services.

We have a significant installed base of solutions with more than 55 customers, including some of the world’s largest communications service providers, commonly referred to as tier 1 and tier 2 operators. We have established working relationships with a number of leading network and communications equipment providers which allow us to provide end-to-end integrated solutions as well as stand-alone modules to meet our customers’ needs. Our Netrac products are based on proven technology, which, when combined with our professional service offerings, including customization, implementation and integration expertise and post-sales customer support, make us an attractive turn-key solution provider. Our turn-key solution occasionally incorporates third-party software and may incorporate services performed by third-party integrators or subcontractors. Our software products are designed to work with a wide range of network equipment manufacturers and varied technologies, thus increasing the potential market for our systems.

Our Netrac service assurance products, including fault, performance and service impact products, provide intelligence to help carriers proactively and strategically manage their businesses in a complex environment. Our service assurance solution monitor and assure the quality of network services, and allow service providers to increase the utilization of their existing resources and reduce capital and operational expenditures.

We continue to support and develop our fulfillment products (modules), which are already deployed and used by customers throughout the world. In addition, we are exploring the possibility of cooperating with leading resource management/inventory providers in order to broaden and enhance our offering. Our Netrac service fulfillment products, consist of resource management, and service activation products, which enable network service providers to efficiently enter, manage and fulfill service orders for customers.

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

Facing competition, the new service providers, which depended on their ability to deploy their services rapidly and cost effectively without sacrificing quality, and the incumbents, which sought to protect their markets, placed a greater emphasis on customer satisfaction. It became imperative to deliver timely services to customers over efficient networks. The focus on customer service took place against a backdrop of increasing network complexity as voice and data transmissions converged and new services and technologies emerged. Concurrently, service providers sought to reduce their capital and operational expenditures and streamline their business processes to operate more efficiently and gain a competitive edge. OSS and BSS solutions maximize the return on invested capital by increasing the service provider’s efficiency and staff productivity, reducing operational costs and facilitating the rapid deployment of new services.

Recently, the communications service provider industry is undergoing a period of consolidation and mergers. Consolidations and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.”

In addition, the OSS market is undergoing a period of merger and acquisition deals. Events like the Watchmark (a.k.a Vallent) acquisition of Metrica (end of 2004), the Micromuse acquisition of Quallaby (June 2005), the IBM acquisition of Micromuse (Dec 2005) and others. These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger and acquisition, whether friendly or not,( is also a valid scenario that could affect our customers’ acceptance and financial performance.

Many communications service providers, including most tier 1 and tier 2 operators, are engaged in, or are in the planning stages of, rolling out next-generation architectures and managed IP services over wireline and wireless networks. We intend to leverage our extensive installed base of solutions, customer contacts and relationships with equipment manufacturers to become an integrated provider of OSS solutions for legacy and next-generation networks.

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

Our Netrac Products

Our Netrac products, combined with our comprehensive professional service offerings, enable communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure, offer new services over complex networks and efficiently add new subscribers. Our expertise is derived from 14 years of experience in developing and implementing software solutions for diverse communications service providers around the world. We are currently leveraging this expertise and continue to develop our NGOSS family of products, including the NGN modules and features, to provide a comprehensive solution for next-generation architectures and managed IP services.

Our Netrac products are built on our Netrac infrastructure that provides our products graphical user interface, general system services (Authentication, Authorization and Audit) and a communications backbone. We continue in the process of moving from Power Builder based 2-tier architecture into a J2EE based 3-tier architecture. J2EE is an industry recognized redevelopment environment and the Power Builder is an industry recognized development tool.

Our Netrac products provide the following advantages:

—	End-to-End Integrated and Modular Product Offering. Our Netrac suite of products is composed of products that may be used in any combination to suit a communications service provider’s specific business needs and budget. Our Netrac modules integrate with one another to provide either a comprehensive solution or address specific functions.

—	Advanced, Stand-Alone Products. Our Netrac products deliver functionality in the areas of service assurance, service fulfillment and revenue assurance. Each product was developed based on years of accumulated experience in telecommunications and OSS development. In addition, we continuously enhance our products by incorporating customer-driven improvements derived from other projects.

—	Flexible Platform. Our modular system provides our customers with an easy way to add new functionality and services and adapt to new technologies, as well as a scalable system that can accommodate the addition of network elements and growth in subscribers.

—	Management of Existing and Next-Generation Networks. Our Netrac suite of products is designed to manage both legacy and next-generation networks via a unified management platform. As a result, communication service providers will be able to manage heterogeneous networks consisting of both legacy and next-generation technologies, protect investments in legacy systems and facilitate the migration to next-generation architectures.

—	Convergence Networks. Our Netrac suite of products is designed to manage convergence (wireline and wireless) networks via one unified management platform. As a result, communication service providers will be able to manage heterogeneous networks consisting of both wireline and wireless technologies and protect investments in their systems.

—	Open Architecture. Netrac’s open mature APIs enables communications service providers to integrate their internal and third party systems and applications with their OSS environments, allowing the exchange of information among these systems and applications. We continuously update our library of APIs, enabling interfaces with customers’ internal and third party software systems. We are active members of the MTOSI standards group and follow its API guidelines.

—	Cost Effectiveness and Maximizing Return on Investment. Our Netrac suite of products streamlines operations, improves service restoration times and automates time-consuming service provisioning and assurance processes, leading to significant cost reductions. Netrac’s libraries and ability to communicate with various network elements and technologies result in rapid deployment of network devices and services, leading to faster time-to-revenue.

—	Professional Services Enabling Turn-Key Solutions. We deliver end-to-end integrated turn-key solutions to communications service providers which are tailored by our professional services team to meet our customers’ specific requirements. Our professional services include customization, implementation and integration of our products within a communications service provider’s existing OSS environment, along with specific functionality development according to customer’s requirements.

—	Rapidly Deployable Solutions. Our Netrac suite of products is network equipment vendor-independent and includes a pre-built set of modules and extensive libraries and applications, which enables communications service providers to rapidly and cost effectively deploy new network elements and services.

Strategy

Our goal is to solidify and improve our position as a leading global provider of NMS, OSS and BSS solutions for wireline and wireless networks. Our strategy to achieve this goal contains the following key elements:

—	Expand and Enhance Product Offerings and Extend Technological Leadership. We intend to continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers. We are committed to keeping our products at the forefront of the industry by offering products that support new functionality services and technologies, including next-generation architectures and managed IP services. We intend to strive to build strong brand recognition for our products.

—	Capitalize on our Worldwide Customer Base. We intend to leverage our customer installed base, including many industry-leading tier 1 and tier 2 operators, for additional sales. We expect to leverage our relationships and proven track record to become their preferred choice for next-generation network solutions. In addition, positive referrals from our existing customers have historically resulted in new sales opportunities for us.

—	Expand Presence in New and Existing Markets. We plan to capitalize on our global sales and marketing presence to further penetrate markets, win new customers and broaden our installed base.

—	Leverage Installation Base for additional sales. We seek to continue to solidify and improve our existing relationships with tier 1 and tier 2 communications service providers worldwide, as well as with tier 3 service providers via our recently launched NetracXpress product. We will leverage our extensive installed base and new product offerings to build on these relationships and to penetrate other large communications service providers. By offering our products to a growing number of industry-leading communications service providers, we increase acceptance and demand for our products.

—	Expand and Develop Additional Strategic Alliances. Our strategic alliances with leading software and hardware vendors and systems integrators enable us to leverage the marketing strengths and customer base of our partners, thereby expanding our own installed base. Some of these partners assist us in generating sales leads. We intend to strengthen our existing strategic partnerships and to create new alliances as a means of identifying new business opportunities and entering new markets.

Products and Services

Our Netrac products are capable of service provisioning, activation and monitoring, and managing complex wireline and wireless networks encompassing various domains.

Since the first quarter of 2003, we have been reducing our activities in the SS7 field; however, we continue to support existing customers.

Our quality management system for the development, design, testing, support and sales of our NMS, OSS and BSS solutions has been certified as meeting ISO 9001:2000 standards by the Standards Institution of Israel.

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

Our Netrac mediation products include the following:

—	Device Expert (DvXpert) collects events, alarms, performance indicators, configuration information and xDR records from the entire network and processes and transforms the raw information and distributes it to Netrac and third party applications.

—	Netrac Command Interface (NCI) serves as a platform for sending commands and controls to network elements, supporting various elements’ command language and syntax.

—	Mediation Studio an integrated, user-friendly, graphically development environment for managing Mediation libraries and project layer customizations.

—	Billing Mediation collects and assembles information from network elements into specific records, which are then fed into billing systems.

—	SecureAccess provides a centralized gateway through which authorized users can view, access and send commands to different network elements based on their security authorizations.

Service Assurance Products

Our Netrac service assurance products, consisting of fault, performance and service management products, provides intelligence to help carriers proactively and strategically manage their businesses in a complex environment. Our service assurance products monitor and assure the quality of network services, measure and ensure that appropriate SLAs are enforced, enabling network service providers to rapidly and remotely identify and correct any network bottlenecks or failures.

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

Our Netrac fault management products include the following:

—	Service Impact provides information on a problem’s impact on services and customers, thus enabling prioritization of corrective actions.

—	Fault Management (FaM) is a real-time alarm surveillance and management system that offers network operations center, or NOC, personnel an all-inclusive, prioritized view of alarms from various network domains and equipment. Fam also comes with alarm correlation capabilities that help reduce the volume of alarms that personnel have to handle.

—	Dashboard (FaM add-on module) is a Web based tool designed for managers who require a high-level, real-time view of the state of their networks. From one screen whose view can be customized to suit user preferences, managers can, among other things, see vital assurance statistics, filter and review active alarms and interact with the NOC message board.

—	Reporter (FaM add-on module) is a Web based tool that provides insight into the network’s long-term behavior. Reporter produces informative reports and also comes with a built-in statistical engine, converts alarms and action events into counters which enables saving historical data for longer periods of time.

—	FaultPro (FaM add-on module) automates the resolution of recurring problems in the network. In full automatic mode, it transmits corrective commands to the network. In semi-automatic mode, FaultPro generates a list of possible corrective actions from which NOC personnel can select the most appropriate one.

—	Correlator+ TRS is an alarm correlation system that detects and isolates root-cause faults from the incoming alarm volume using network-wide topology data. Using information on the physical and logical connections that exist between network elements, Correlator +TRS reduces large alarm volumes into a single root-cause alarm, thus considerably shortening, Mean Time To Repair, or MTTR and the number of alarms operators must handle .

—	Netrac Trouble Ticket (NeTkT) manages trouble tickets from creation through resolution. NeTkT allows communications service providers to implement the desired workflow in the problem resolution cycle and ensure the assignment of problems to the appropriate personnel.

Performance Management Products

Our Netrac performance management products perform real-time monitoring and long-term analysis of network behavior based on performance measurements and xDR records. Our performance management products help service providers identify and address traffic degradations before they impact customers, maximize network performance and increase network utilization.

Our Netrac performance management product includes:

—	Performance Management Module (PMM) which collects and analyzes performance measurements and xDR records in order to provide an accurate picture of network health and utilization. The PMM also presents traffic information to help network staff understand network and service status and predict future network behavior.

—	Traffic Guard (formerly called Trafic View) (PMM add-on module) which provides operators with near real-time network monitoring and traffic surveillance capabilities based on performance measurements and xDR records. Traffic Guard detects traffic exceptions using sophisticated smarts thresholds, alerting service providers to potential performance malfunctions before they affect customers.

xDR Analysis Products

Our Netrac xDR analysis products analyze quality of service in a network and assist service providers to maximize traffic routing based on cost parameters.

Our Netrac xDR analysis products include:

—	CallExpert which transforms raw xDR records into information that can be used for network and service monitoring, capacity planning and marketing-related applications, providing communications service providers with the tools to perform advanced quality of service, call failure and traffic trends analysis.

—	Best Cost Routing which enables service providers to route traffic in the optimal way based on cost considerations.

Revenue Assurance Products

Our revenue assurance products identify revenue leaks and fraudulent activity in the network, which allows service providers to monitor and protect their revenues.

—	FraudDetect detects fraudulent activity in the network by comparing suspicious usage patterns with predefined profiles, and alerts users to suspicious behavior.

—	Billing Verification collects and compares xDR records obtained from different network sources such as switches, billing gateways, dialers and test devices. By comparing and correlating between the different types of xDR records, the Billing Verification module identifies and alerts network users to billing discrepancies.

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

Our Netrac service fulfillment products include:

—	Resource Management which provides a physical and logical representation of the network, and contains information on the interdependencies between entities in the network. Resource management is capable of modeling physical elements, technologies and services, and the relationships between them.

—	Sync synchronizes an inventory database with the actual network and auto-discovers new network elements. Sync produces discrepancy reports that detail any inconsistencies between the inventory database and the actual network.

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

Our Netrac provisioning products include the following:

—	NetOrder (former Work Order) is an order management system that enables service providers to effectively manage the service order and change order fulfillment processes. NetOrder controls the entire process, from order creation and modification through tracking, provisioning, and closure, culminating in efficient archiving for later comparison and analysis. NetOrder streamlines fulfillment of network re-configuration and service orders across multi-vendor, multi-technology and multi-domain networks.

—	Activate automatically activates services end-to-end across multi-vendor, multi-technology networks. Activate replaces manual processes with automated activities, thus eliminating the problems that tend to plague manual activation and reducing service activation times, and performs “rollback” in case of an activation failure. This product also enables scheduling of network activation operations.

—	NetTask manages the manual tasks assigned to individuals or group of users as part of the order fulfillment life cycle. NetTask is an add-on to the workflow engine that allows service providers to automate the order process and the integration between the different OSS and BSS systems involved, thus increasing the operational efficiency and accelerating services and products roll out.

Professional Services

We provide a broad array of professional service offerings to assist our diverse customer base. We focus on customer retention and our customers’ long-term satisfaction as key measures of the quality of these services.

We deliver the expertise necessary to customize, integrate and implement our software solutions. As of December 31, 2005, our professional services personnel consisted of 158 people operating in North America, Europe, Latin America and the Asia/Pacific region (including Australia). We provide a comprehensive series of training courses to our customers, partners and employees to provide and enhance the knowledge and skills necessary to deploy, use and maintain our software solutions. Our training courses address the technical aspects of our products while providing examples of customer best practices and operational efficiencies. We also offer “Train-the-Trainer” programs to enable our customers to conduct their own internal end-user training.

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

At the end of the warranty period (i.e., the stabilization period), the customer may elect to enter into a maintenance period with us for which we offer support contracts, typically based on a percentage of the total license fee, but in some cases based on hourly rates. Our standard support contract entitles the customer to unlimited telephone support, product updates and product maintenance during the support period. We offer toll-free technical customer support during business hours, which, for an additional fee, can be extended to 24 hours a day, seven days a week. Support is provided via telephone, remote-access and e-mail. Most of our customers are covered by support contracts with, in some cases, services provided by local subcontractors.

Beyond support contracts, we also provide on-site network support for additional fees. Our site management services include:

—	system management;

—	configuration changes;

—	failure recovery;

—	performance tuning;

—	database administration support;

—	communications administration support; and

—	preventive maintenance activities.

Customers

Our primary customers are established, large communications service providers. Our customers include:

—	incumbent local exchange carriers, or ILECs;

—	CLECs;

—	long-distance carriers;

—	wireless service providers and resellers; and

—	managed services vendors.

Potential intermediary customers include system integrators and private network owners, such as financial institutions and governmental entities.

To date, we have more than 55 customers of our software solutions in more than 20 countries (many of them are tier 1 and tier 2 communication service providers).

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

To date, we have been successful in penetrating markets in North and South America, Europe, Israel, South Africa, the Asia/Pacific and Australia. We have established offices in The Netherlands, South Africa, Australia, Hong Kong, India, Sweden, Costa Rica and several locations in the United States. In addition, we have sales representatives and sales consultants located in Africa, Benelux countries, Bulgaria, Poland, Costa Rica, Cyprus, France, Greece, Taiwan, Thailand, Philippines, Turkey and Finland.

As of December 31, 2005, we employed 41 sales and marketing personnel. To date, we have established relationships with many equipment, software and service providers. Through these alliances, we deliver a joint, comprehensive solution that builds on each respective company’s strengths and jointly market our products. We intend to strengthen our existing strategic relationships, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

Research and Development

Our research and development efforts are currently focused on developing our NGN modules and features to support next-generation technologies and managed IP services. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

As of December 31, 2005, we employed 129 full-time employees in research and development. We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our core capabilities include our:

—	familiarity with a wide variety of communications protocols and interfaces;

—	ability to assess customers' networks and understand their NMS, BSS and OSS requirements;

—	ability to incorporate rule-based inference engines, data warehousing technology and replication tools into our Netrac solutions;

—	ability to adapt our products to different kinds of existing and next-generation wireline and wireless networks; and

—	expertise in utilizing leading programming languages, operating systems and databases to create user-friendly, distributed NMS, OSS and BSS solutions.

We reevaluate and enhance our product lines on an ongoing basis and seek to introduce new releases of each product regularly.

Gross research and development expenses were approximately $10.5 million, or 22.9% of our revenues, for the year ended December 31, 2003. Gross research and development expenses were approximately $11.3, or 30% of our revenues, for the year ended December 31, 2004. Gross research and development expenses were approximately $9.2 million, or 21.2% of our revenues, for the year ended December 31, 2005. We did not capitalize any amount invested for development in 2003, 2004 and 2005. We anticipate that we will continue to invest substantially amounts in research and development in future periods.

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

In 2003, we received a grant of approximately $185,000 from the Chief Scientist, out of which $133,000 was provided to us as part of our participation in a consortium of companies engaged in the development of a management system for large networks (MAGNET program). In 2004, we received a grant of approximately $331,000 from the Chief Scientist as part of our participation in the MAGNET program. In 2005, we received a grant of approximately $537,000 from the Chief Scientist as part of our participation in the MAGNET program. We are not required to repay the MAGNET program grant nor are we required to pay any royalties in respect thereof.

During 2003, we received a grant of approximately $52,000 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). During 2004 we received a grant of approximately $75,000 from the European Union as part of our participation in DWDM. We are not required to repay this grant nor are we required to pay any royalties in respect thereof. We did not receive any grants from the European Union in 2005.

As of December 31, 2005, our total contingent liability in respect of grants received from the Chief Scientist and the BIRD Foundation, net of royalties paid or accrued, was approximately $2.7 million. Although we have received grants in the past, and may continue to do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers. For additional details regarding terms and conditions relating to grants from the Chief Scientist, see “Item 5B – Grants from the Office of the Chief Scientist”.

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

Our current and prospective competitors offer a variety of solutions to address the communications service provider market and generally fall within four categories:

—	organizations’ internal IT departments that design and develop NMS, OSS and BSS applications for their particular needs;

—	providers of NMS, OSS and BSS applications, such as Syndesis Ltd, Agilent Technologies, Hewlett-Packard, Metasolv, IBM (Micromuse), Telecordia Technology, Infovista and Watchmark;

—	communications equipment vendors, such as Nortel, Ericsson, and Lucent Technologies; and

—	systems integrators who provide programming services to develop customer-specific applications, such as LogicaCMG, BusinessEdge Solutions, Accenture, Cap Gemini and IBM Global Services.

—	managed service providers, such as Nortel and Erricson, that offer their customers management services on top of their networks rather than building their own Network Operation Center, or NOC, and purchasing an independent management system.

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

In addition, in particular instances we are required by our customers to place the source codes for certain of our products into escrow arrangements to ensure that customers will not be adversely affected by an interruption in our business or if we materially breach our agreement with such customer. In limited circumstances, we are required to grant to our customers access to such source code to enable them to continue to support the products purchased, in accordance with the agreed upon terms that limit the right to use such software, and without transferring any intellectual property rights in the licensed software to such customers. Such arrangements relating to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. Moreover, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, making the possibility of misappropriation of our proprietary technology more likely.

The steps we take to protect our proprietary technology may not prevent misappropriation of such technology, and such protections may not prevent competitors from developing products with functionality or features similar or superior to our products. For example, we currently have no registered patents and one patent application pending in the USA and one patent application pending in Europe. If our pending patent applications will be rejected, our ability to protect the proprietary information underlying such applications may be limited. We believe that, because of the rapid pace of technological change in the market for our products, legal protections of our proprietary technology are less significant factors in our success than the knowledge, technical expertise, ability and experience of our employees, the frequency of product enhancements, timely introduction of new products and the quality of professional services and customer support we provide.

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

We believe that our products and trademarks do not infringe upon the proprietary rights of third parties and there are currently no pending claims to such effect. We may, however, receive future communications from third parties asserting that our products infringe, or may infringe, their proprietary rights. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could:

—	be time-consuming;

—	result in costly litigation and diversion of technical and management personnel;

—	cause product shipment delays;

—	require us to develop non-infringing technology; or

—	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

—	In the event of a successful claim of product infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, financial condition and results of operations could be seriously harmed.

We rely on certain software that we license from third parties, including software that is embedded in our products or integrated with third party and internally developed software and used in our products to perform key functions. For instance, we have licensed databases from Oracle and Sybase and development tools from Sybase, Intelije, Borland and ILOG. There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms or at all. In addition, to a certain extent we are dependent upon such third parties’ ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes.

C. Organizational Structure

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel and we are domiciled in Israel. We operate under the laws of the State of Israel. We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd. In April 2005, Team Computers distributed most of the ordinary shares of TTI held by it to Team Computers’ shareholders, and we ceased to be a subsidiary thereof. For additional details about the distribution, see “Item 7 – Major Shareholders and Related Party Transactions.”

A list of our subsidiaries appears in Exhibit 8 to this annual report.

D. Property, Plants and Equipment

We do not own any real property. Our principal facilities, in which our corporate headquarters are located, comprise approximately 50,100 square feet of office space, and are located in Petach Tikva, Israel. These facilities are subleased from Team Computers, our former largest beneficial shareholder. We also lease a facility in Yokneham, Israel, used primarily as a development center, which occupies approximately 2,740 square feet.

We also lease the following facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 23,305 square feet in Atlanta, Georgia, USA; approximately 3,270 square feet in Lenexa, Kansas, USA; approximately 800 square feet in Sydney, Australia; approximately 1,000 square feet in San Jose, Costa Rica; approximately 1,680 square feet in South Africa and 430 square feet in Sweden. Our leasing expenses for our facilities were approximately $1.7 million in 2005. We expect to pay total leasing expenses for our facilities of approximately $1.4 million in 2006.

We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion of our consolidated financial condition and consolidated results of operations should be read in conjunction with the “Item 3A – Selected Financial Data” and our consolidated financial statements and notes to those statements included elsewhere in this document. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Item 3D – Risk factors” and elsewhere in this document, our actual results may differ materially from those anticipated in these forward-looking statements.

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

Sales effected through our strategic relationships with IBM, Nortel, VocalTec, Siemens, Radcom and LogicaCMG accounted for approximately 18% of our revenues in 2003, approximately 14% of our revenues in 2004 and approximately 13% of our revenues in 2005. The contractual terms of our arrangement with our strategic partners are similar to the terms of the arrangement with customers that are end-users (projects in which we act as the prime contractor). In all of our arrangements we do not provide price protection and/or return provisions. Our obligations, in any event, are limited exclusively to our obligation towards our partner.

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

Revenue recognition. We derive our revenues from the sale of software licenses and from services. Our products are sold worldwide through a combination of our direct sales force and indirect sales channels. Our software licenses require significant customization, integration, installation and development services. Our services revenues consist primarily of fees derived from annual maintenance and customer support.

We recognize revenue in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction – Type and Certain Production – Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method based on the relation of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, we divide each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period, as more fully described in Item 4B under “Project Installation: Maintenance and Customer Support.” A project is considered completed when the stabilization period is over.

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2004 and 2005, we did not have such deferred costs.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2004 and 2005, no such estimated losses were identified.

Revenues from maintenance and support contracts are recognized ratably over the life of the agreement, which is typically one year, or at the time when such services are rendered.

Unbilled receivables include all amounts which were recognized as revenues and had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding products and services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases we expect to perform our contractual obligations under the contract and our licensees are expected to satisfy their obligations under the contract.

Goodwill. Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination which closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. We have performed impairment tests and determined that our goodwill in the amount of $1.1 million is not subject to an impairment charge as of December 31, 2002. On September 30, 2003, we performed impairment tests on our goodwill, which resulted in impairment of $1.1 million. As of December 31, 2004 and 2005, the value of our goodwill is zero.

Marketable securities. We account for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” We determine the proper classification of investments in marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date. At December 31, 2005, all securities were designated as available-for-sale. Accordingly, the available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive income. However, in the case of an other than temporary decline in fair value, such decline will be reflected in the financial statements. Amortization of premium and accretion of discounts are included in financial income, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations. In 2005, a decline in value that was considered other than temporary of two of our available for sale securities resulted in reclassifying the accumulated unrealized loss of $301 thousand relating to these investments. The amount was classified as financial expenses in the consolidated statement of operation.

Capitalized software development costs. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release, are capitalized in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of the current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). No software development costs were capitalized in 2003, 2004 and 2005.

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

On September 30, 2003, the net realizable value of the capitalized software development costs were periodically reviewed by management, based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing of each of them. This review indicated that the net realizable value of the capitalized software development costs exceed the unamortized capitalized costs. An amount of $5.9 million was reduced and recorded as an impairment of capitalized software costs included in the cost of revenues. On December 31, 2004, an additional amount of $3.6 million was reduced and recorded as an impairment of capitalized software costs included in the cost of revenues. On December 31 2004, we recorded $281,000 in our balance sheet representing the then current value of the capitalized software development cost. On December 31, 2005, $177,000 was reduced and recorded as an impairment of capitalized software costs.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2003	2004	2005

Revenues:
Product	73.8%	57.3%	58.6%
Service	26.2	42.7	41.4

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	64.5	44.0	30.1
Service	13.9	25.7	21.3
Impairment of capitalized software development costs	12.8	9.6	0.4
Total cost of revenues	91.2	79.3	51.8

Gross profit	8.8	20.7	48.2
Operating expenses:
Research and development, net	22.5	28.4	21.2
Selling and marketing,	42.4	50.8	27.7
General and administrative	13.8	17.6	14.6
Impairment of goodwill	2.3	-	-

Allowance for doubtful accounts and bad debt write-off	0.4	-	-

Total operating expenses	81.4	96.8	63.5

Operating (loss)	(72.7)	(76.0)	(15.3)
Financial income, net	6.1	3.5	0.4

Loss before income taxes	(66.6)	(72.5)	(14.9)
Income taxes (benefit)	(1.0)	5.6	1.5

Net Loss	(65.6)%	(78.0)%	(16.4)%

Deemed dividend associated with BCF			(4.6)

Net Loss attributable to common shareholders	(65.6)	(78)	(21)

	Years Ended December 31,
	2003	2004	2005

Sales by Geographic Areas:
Israel	7.3%	11.1%	7.1%
United States	39.4	37.3	39.4
Europe	26.3	30.5	26.7
Australia	4.2	8.8	5.7
South America	11.8	7.2	8.2
Far East	5.0	1.9	4.6
South Africa	6.0	3.2	8.3
	100.0%	100.0%	100.0%

Comparison of 2003, 2004 and 2005

Revenues

	Year ended December 31,
($ in millions)	2003	2004	2005	% Change 2003 vs. 2004	% Change 2004 vs. 2005

Product sales	$33.9	$21.7	$25.3	(36)%	16.6%

Services	12.0	16.1	17.9	34%	11.2%

Total revenues	45.9	37.8	43.2	(18)%	14.3%

Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include fees for maintenance and customer support .

The decrease in our product revenues in 2004 and 2003 was primarily attributable to delays in some of our customers’ network roll-outs, extension of customers’ sale cycles and difficulties in obtaining new contracts and longer-lasting acceptance processes, all of which we believe was a result of the overall decline in capital expenditures by customers in the telecommunication industry. The decrease in product revenues was partially offset by a 34% increase in our service revenues in 2004 and a 6% increase in our service revenues in 2003, which were primarily attributable to our entering into new maintenance contracts and renewals of maintenance contracts with existing customers.

The increase in our product revenues in 2005 in comparison with revenues in 2003 and 2004 was primarily attributable to an increase in investment in expenditure by communication service providers during 2005, succeeding in achieving new significant sales of our products and improvement and optimization of our sales procedures.

Cost of Revenues

	Years ended December 31,
($ in millions)	2003	2004	2005	% Change 2003 vs. 2004	% Change 2004 vs. 2005

Cost of product sales	$29.6	$16.6	$13.0	(44)%	(22)%

Cost of services	6.4	9.7	9.2	51%	(5)%

Impairment of capitalized software development costs	5.9	3.6	0.2	(39)%	(94)%

Total cost of revenues	41.9	29.9	22.4	(29)%	(25)%

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

We recorded charges during 2003, 2004 and 2005 in connection with the impairment of capitalized software development costs of the following software products:

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

The table below describes the impairment charges attributed to each product during 2003, 2004 and 2005:

U.S. Dollars in thousands	2003	2004	2005

Netrac 2	5,461	3,079	145

Service View	403	518	32

Total	5,864	3,597	177

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

2005: The importance of infrastructure components that were developed for Netrac 2 declined. We continued to develop and change the infrastructure (making the relative percentage of the code that was capitalized smaller) and our use of more advanced commercial infrastructures grew. We expect Netrac 2‘s capitalized value will be negligible in our system and therefore, we have decided to reduce to zero the remaining capitalized software value of Netrac 2, in the amount of $145,000.

Regarding ServiceView:

2003: Difficulties in the telecommunications market during this period caused a general decline in our sales and adversely affected the future revenues of this product, resulting in a decline in its net realizable value.

2004: We lost many major ServiceView product-specific tenders, which caused us to change our predictions as to the future gross revenues of this product. As such, we found that the demand for this product in the telecom market was lower than we expected. In addition, we discovered that parts of the old source code could not be effectively reused, which required us to develop new code for this product using new infrastructures.

2005: As we do not have any growth in revenues from the Service View product and as we expect that the capitalized value of the Service View product will be negligible, we have decided to reduce to zero the remaining capitalized software value of Service View, in the amount of $32,000.

Estimate of Economic Lives

We assessed the recoverability of capitalized software development costs in accordance with SFAS 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeded the net realizable value.

A third party specialist performed the evaluation tests under SFAS 86. The evaluation dates were December 31, 2003 and December 31, 2004. In 2005, we have not performed evaluation tests as the amount of the unamortized capitalized cost recorder is negligible. Instead, we have decided to rely on management’s evaluation.

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

Changes in Cost of Sales:

Compared to 2003, product sales and cost of sales in 2004 declined, as part of our plan to reduce costs and increase efficiency, consisting primarily of termination of employment of approximately 170 software and information technology specialists and administrative professionals from December 31, 2003 through December 31, 2004. In addition, we closed some of our offices abroad. During the second quarter of 2004, we undertook several major management changes and replaced most of our senior management. At that time, we hired an external consultant to help us focus our business efforts. We implemented other cost reduction measures, including travel cuts and reductions in communication expenses, exhibitions and employee benefits.

Compared to 2004, in 2005 cost of sales declined from $30 million in 2004 to $22.4 million in 2005, resulting from our plan to reduce costs and increase efficiency in sales procedures and the additional termination of employees. Although cost of services was reduced only by $500,000 in 2005 in comparison to 2004, the service sales increased by $1.8 million.

See also the discussion regarding Gross Profit below.

Gross Profit

	Years ended December 31,
($ in millions)	2003	2004	2005	% Change 2003 vs. 2004	% Change 2004 vs. 2005

Product sales	4.2	5.0	12.3	19%	146%
Services	5.7	6.4	8.7	12%	36%
Impairment of capitalized software development costs	(5.9)	(3.6)	(0.2)	(39)%	(0.9)%
Total gross profit	$4.0	$7.8	$20.8	95%	167%

Gross profit as a percentage of revenues

	Years ended December 31,
	2003	2004	2005

Product sales	12%	23%	48.6%
Services	47%	40%	48.6%
Total gross profit	9%	21%	48.2%

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

The total gross profit increased to $20.8 million in 2005 from $7.8 million in 2004. The increase in gross profit resulted from the increase in our revenues and decrease in cost of sales, which resulted from a general improvement in the market condition as well as from our plan to reduce costs and increase efficiency in sales procedures, the additional termination of approximately 95 employees during 2005, and a significant investment in product development and in the implementation processes.

Operating Expenses

	Year ended December 31,
($ in millions)	2003	2004	2005	% Change 2003 vs. 2004	% Change 2004 vs. 2005

Research and development, net	$10.3	$10.7	$9.1	4%	(15)%
Selling and marketing	19.5	19.2	12.0	(2)%	(37.5)%
Impairment of goodwill	1.0	-	-	-	-
General and administrative	6.5	6.6	6.3	5%	(4.5)%
Total operating expenses	37.3	36.5	27.4	(2)%	(24.9)%

Research and Development Expenses, Net. Gross research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

($ in millions)	Year ended December 31,
	2003	2004	2005

Total cost	$10.5	11.3	9.2
Less grant participations	0.2	0.6	0.1

Research and development, net	10.3	10.7	9.1

Gross research and development expenditures decreased 18.6% to $9.2 million in 2005, from $11.3 million in 2004, and were offset by $0.1 million in grants recognized in 2005, compared to an offset of $0.6 million in grants recognized in 2004. As a result, research and development expenses, net, decreased 15% to $9.1 million in 2005 from $10.7 million in 2004.

The increases in research and development net, in 2003 and 2004 were primarily due to improving infrastructure and adding functionality to our products, which was partially offset by the increase in grants recognized in 2004 compared to 2003. The decrease in research and development net, in 2005 was primarily due to the termination of employment of approximately 44 employees during 2005, and other steps that we have taken, including embedding third party software in our products and improving our product development process.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 27.8% of total revenues in 2005, 51% of total revenues in 2004 and 42% of total revenues in 2003. This level of expenditures in 2003 and 2004 were primarily due to a decision to maintain the selling and marketing infrastructure on a lower amount of revenues to allow us to preserve our market presence, and to allow more aggressive marketing of our products in order to gain more orders in the future. The decrease in selling and marketing expenses in 2005 is primarily due to the steps taken by us including improvements in our sales process and focusing on specific territories.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses increased 6% to $6.6 million, or 17.5% of total revenues in 2004, from 10% to $6.3 million, or 14% of total revenues in 2003. General and administrative expenses decreased 4% to $6.3 million, or 14.6% of our total revenues in 2005, from $6.6 million, or 17.5% of total revenues in 2004. The reason general and administrative expenses remained at the same level in the last three years is due to our decision to maintain the critical mass necessary to manage and support our global business.

Goodwill write off. During 2003 we incurred a charge for impairment of goodwill in the amount of $1.1 million relating to our investment in Axarte Limited. There was no comparable charge in 2004 and 2005.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments, off-set by impairment of marketable securities, if any. Our financial income decreased to $0.2 million in 2005 from $1.3 million in 2004, due to impairment of marketable securities and the devaluation of the Euro and British Pound against the US Dollar. Our financial income decreased to $1.3 million in 2004, from $2.8 million in 2003, due to the decrease in our liquid assets during the year 2004 and decrease of our exposure to Euro based assets.

Allowance for doubtful accounts and bad debt write off. The allowance for doubtful accounts consists of the balance of the unpaid sums under our agreements with two major customers. One of these agreements was terminated by the customer, and the second was terminated by mutual agreement, and the dispute thereunder was settled. Please see the information about these customers set forth below under the heading “Item 8A – Legal Proceedings.” Allowance for doubtful accounts expenses was in the aggregate amount of $177,000 in 2003. There was no allowance for doubtful accounts expenses during the years 2004 and 2005.

Research and Development

We conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants from the Office of the Chief Scientist, the BIRD Foundation and the European Union. The Chief Scientist and the European Union provided grants of approximately $237,000 for the year ended December 31, 2003, approximately $406,000 for the year ended December 31, 2004 and approximately $537,000 for the year ended December 31, 2005. Of our total research and development expenses, these grants accounted 2.3% in 2003, 3.6% in 2004 and 5.9% in 2005.

With respect to grants we received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, we paid or accrued to the Israeli government approximately $110,000 for the year ended December 31, 2003, approximately $4,000 for the year ended December 31, 2004 and approximately $301,000 for the year ended December 31, 2005. See “Item 5B – Grants from the Office of the Chief Scientist”.

We have also received royalty-bearing grants from the BIRD Foundation to be repaid at the rate of 3.5% to 5% of sales of products developed as a result of the research projects funded by the BIRD Foundation until a maximum of 150% of the U.S. dollar amount we received, linked to the United States consumer price index, is repaid. These royalty-bearing grants received for research and development are offset against our gross research and development expenditures. We paid or accrued to the BIRD Foundation approximately $9,000 for the year ended December 31, 2003, approximately $6,000 for the year ended December 31, 2004 and approximately $9,000 for the year ended December 31, 2005. We have not received grants from the BIRD Foundation since 1996.

We received grants of approximately $185,000 in 2003, approximately $331,000 in 2004 and approximately $537,000 in 2005, from the Chief Scientist, out of which approximately $133,000 in 2003, $331,000 in 2004 and $537,000 in 2005 was provided to us as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these MAGNET program grants, nor are we required to pay any royalties in respect thereof.

We received grants of approximately $52,000 in 2003 and $75,000 in 2004 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We have not received any grant from the European Union in 2005. We are not required to repay these grants, nor are we required to pay any royalties in respect thereof.

Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities derived after January 1, 2003). However, our facilities in Petach Tikva have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities.

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

Our effective tax rate was 25% in 2003, but since we incurred losses in that year, we were not required to pay taxes, and we recorded deferred taxes expenses in the amount of $456,000. In 2004, we wrote off the deferred tax reserved in our financial statement in the amount of $1.6 million because we did not expect taxable income within the following 3 years. In 2005, we still carry on tax losses, and therefore we do not expect to pay taxes in foreseeable years.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

For information about these risks and the methods we employ to mitigate these risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31,
	2005	2004	2003	2002	2001

Inflation (Deflation)	2.4%	1.2%	(1.9)%	6.5%	1.4%
Devaluation (Revaluation)	6.8%	(1.6)%	(7.6)%	7.3%	9.3%
Inflation (devaluation) gap	(4.4)%	2.8%	5.7%	(0.8)%	(7.9)%

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

	Quarters Ended
	Mar. 31 2004	June 30 2004	Sept. 30 2004	Dec. 31 2004	Mar. 31 2005	June 30 2005	Sept.30 2005	Dec. 31 2005

Revenues:
Products	8,147	4,654	3,532	5,337	5,088	5,413	7,196	7,620
Services	3,292	4,612	3,708	4,516	4,005	4,805	4,447	4,652

Total revenues	11,439	9,266	7,240	9,853	9,093	10,218	11,643	12,272
Total Revenues
Cost of revenues:
Products	6,121	3,735	3,148	3,641	3,524	3,201	3,535	2,755
Services	1,777	2,687	2,576	2,679	2,350	2,340	2,319	2,194
Impairment of capitalized
software development costs			2,475	1,122				177
Total cost of revenues	7,898	6,422	8,199	7,442	5,874	5,541	5,854	5,126

Gross profit	3,541	2,844	(959)	2,411	3,219	4,677	5,789	7,146
Operating expenses:
Research and development, net	3,180	2,819	2,597	2,148	2,142	2,528	2,283	2,183
Selling and marketing	4,551	4,984	4,756	4,929	4,568	2,857	2,150	2,402
General and administrative	1,565	1,686	1,620	1,765	1,582	1,636	1,341	1,766
Allowance for doubtful accounts
and bad debt write-off	-	-	-	(50)	-	-	-	-

Total operating expenses	9,296	9,489	8,973	8,792	8,292	7,021	5,774	6,351
Operating Income (loss)	(5,755)	(6,645)	(9,932)	(6,381)	(5,073)	(2,344)	15	795
Financial income, net	200	146	243	737	163	34	114	(158)

Income (loss) before income taxes	(5,555)	(6,499)	(9,689)	(5,644)	(4,910)	(2,310)	129	637
Income taxes	24	34	1,584	465	8	19	24	573

Net income (loss)	(5,579)	(6,533)	(11,273)	(6,109)	(4,918)	(2,329)	105	64
Deemed dividend associated with BCF	-	-	-	-	(1,981)	-	-	-
Net Income (loss) attributed to commo
shareholders	(5,579)	(6,533)	(11,273)	(6,109)	(6,899)	(2,329)	105	64
Basic net earnings (loss) per share	(0.47)	(0.55)	(0.95)	(0.51)	(0.41)	(0.2)	0.01	0

Diluted net earnings (loss) per share	(0.47)	(0.55)	(0.95)	(0.51)	(0.41)	(0.2)	0.01	0

	Quarters Ended
	Mar. 31 2004	June 30 2004	Sept. 2004		Dec. 31 2004	Mar. 31 2005	June 30 2005	Sept.30 2005	Dec. 31 2005

Revenues:
Products	71.2%	50.2%	48.8%		54.2%	56.0%	53.0%	61.8%	62.1%
Services	28.8	49.8	51.2		45.8	44.0	47.0	38.2	37.9

Total revenues	100.0	100.0	100.0		100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Products	53.5	40.3	43.5		37.0	38.8	31.3	30.4	22.5
Services	15.5	29.0	35.6		27.2	25.8	22.9	19.9	17.9
Impairment of capitalized
softwaredevelopment costs			34.2						1.4

Total cost of revenues	69.0	69.3	113.2		75.5	64.6	54.2	50.3	41.8

Gross profit	31.0	30.7	(13.2)		24.5	35.4	45.8	49.7	58.2
Operating expenses:
Research and development, net	27.8	30.4	35.9		21.8	23.6	24.7	19.6	17.8
Selling and marketing	39.8	53.8	65.7		50.0	50.2	28.0	18.5	19.6
General and Administrative	13.7	18.2	22.4		17.9	17.4	16.0	11.5	14.4
Allowance for doubtful
accounts and
bad debts write-off	-	-	-		(0.5)	-	-	-	-

Total operating expenses	81.3	102.4	123.9		89.2	91.2	68.7	49.6	51.8

Operating Income (loss)	(50.3)	(71.7)	(137.	2)	(64.8)	(55.8)	(22.9)	0.1	6.4
Financial income, net	1.7	1.6	3.4		7.5	1.8	0.3	1.0	(1.2)

Income (loss) before Income taxes	(48.6)	(70.1)	(133.	8)	(57.3)	(54.0)	(22.6)	1.1	5.2
Income Taxes	0.2	0.4	21.9		4.7	0.1	0.2	0.2	4.7

Net income (loss)	(48.8)%	(70.5)%	(155.	7)%	(62.0)%	(54.1)	(22.8)	0.9	0.5
Deemed dividend associated
with BCF	-	-	-		-	(21.8)	-	-	-
Net Income (loss) attributed to
common shareholders	-	-	-		-	(75.9)	(22.8)	0.9	0.5

B. Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and bank deposits of $35 million at December 31, 2003, $20.4 million at December 31, 2004 and $36.6 million at December 31, 2005.

Our operating activities provided (used) cash of $(11.1) million for the year ended December 31, 2003, $(13.8) million for the year ended December 31, 2004 and $4.2 million for the year ended December 31, 2005.

Our capital expenditures were approximately $1.2 million in 2005, $0.9 million in 2004 and $2.1 million in 2003. Our capital investments for improvements of leased premises were $0.2 million in 2003. We did not invest in improvements of leased premises in 2004. Our capital investments for improvements of leased premises were $0.6 million in 2005. We did not capitalize any amount invested for development in 2003, 2004 and 2005.

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

In January 2005, we issued 6,636,391 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million (before expenses). We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Management believes our cash, cash equivalents reserve, as well as cash flow from our operations in 2006 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

Market Risk

For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Grants from the Office of the Chief Scientist

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist’s programs and with the provisions of the R&D Law. In June 2005, an amendment to the R&D Law came into effect, which intends to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as described below.

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

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior approval. The OCS may approve the transfer of OCS-funded know-how outside Israel in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

C. Research and Development, Patents and Licenses

Our research and development efforts are focused on enhancing our products and developing new modules to meet the evolving needs of communications service providers and equipment vendors and on improving existing products by incorporating new features, interfaces and technologies. We believe that the timely development of new modules and enhancements is essential to maintaining our competitive position in the marketplace.

We currently employ 129 full-time employees in research and development. Gross research and development expenses were approximately $10.5 million, or 22.9% of our revenues, for the year ended December 31, 2003. Gross research and development expenses were approximately $11.3 million, or 30% of our revenues, for the year ended December 31, 2004. Gross research and development expenses were approximately $9.2 million, or 21.2% of our revenues, for the year ended December 31, 2005. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.” We anticipate that we will commit increasing amounts to research and development in future periods.

Since we received grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an approval to perform any portion of them outside of Israel. Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Office of the Chief Scientist. Approval is not required for the sale or export of any products resulting from the research and development based on these grants. For further information regarding the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, see “Item 5B – Liquidity and Capital Resources– Grants from the Office of the Chief Scientist.”

D. Trend Information

Slowly recovering from the telecommunications spending slowdown, global OSS spending is expected to grow in the coming years. Growth is built on the need for service providers to support new services and network equipment.

However, we are unable to predict the duration of these trends or the extent of any impact that it may have on our results of operations. If any of these trends reverses and the slow-down in capital expenditures resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

Recently, the communications service provider industry is undergoing a period of consolidation and mergers. Consolidations and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.”

In addition, the OSS market is undergoing a period of merger and acquisition deals. Events like the Watchmark (a.k.a Vallent) acquisition of Metrica (end of 2004), the Micromuse acquisition of Quallaby (June 2005), the IBM acquisition of Micromuse (Dec 2005) and others. These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger and acquisition, whether friendly or not,( is also a valid scenario that could affect our customers’ acceptance and financial performance.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2005, our known contractual obligations by type of obligation and for the periods indicated:

	Payment due by period (in thousands US$)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Operating Lease Obligations (facilities and vehicles)	2,322	1,380	942	-	-

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A – Operating Results – Research and Development.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and officers, as of March 24, 2006, are as follows:

Name	Age	Position

Meir Lipshes	60	Chairman of the Board
Meir Dvir	75	Director
Rami Zivony	54	Director
Doron Zinger	53	Director
Ilan Toker	36	Director
Lior Bregman	47	Director
Reuven Markus	52	Chief Executive Officer
Israel Ofer	51	Chief Financial Officer
Michael Halperin	59	Vice President of International Sales
Moshe Moran	40	VP America Sales
Avner Amran	49	Vice President of Marketing and Business Development
Hanun Dvey-Aharon	59	Vice President of Operation (Development and Delivery) Group
Shahar Ebel	36	Chief Technology Officer

        Meir Lipshes served as one of our directors since we commenced independent operations in September 1992. On December 29, 2004, Mr. Lipshes became the Chairman of our board of directors. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004, and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes continues to be engaged by us in the capacity of Executive Director. Mr. Lipshes was one of the founders and is a current shareholder of Team, our former principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

        Dr. Meir Dvir became a director in 1997. Since 1994, Dr. Dvir has served as President of Dea Shnia Ltd., a consulting company. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005, Board member of TAT Technologies Ltd. since 1994, Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology and defense company from 1984 to 1985, and President of Israeli Aircraft Industries from 1982 to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

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

        Doron Zinger became a director in 2004. Mr. Zinger currently operates Zinger Communications, an independent communications consulting company, and is a venture partner (Telecommunications) with Giza Venture Capital Fund, a member of the Board of Directors of Vsecure Ltd. Effective May 31, 2005, he became the chief executive officer of RiT Technologies Ltd., a Nasdaq-listed company engaged in providing physical network infrastructure control and management solutions. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of Cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales–Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. Degree from The Technion–Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

        Ilan Toker became a director in 2004. Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the acting Chief Executive Officer since 2002, and as the Chief Financial Officer since 2000. Since 1997 , Mr. Toker is the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.). Mr. Toker is a director in the following companies: Malam Systems Ltd., Comtec Ltd., Omnitech-Echut Ltd. and Hassin Esh Ceramic Products Company (1990) Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange). Mr. Toker holds a BA in accounting and economics and an MBA degree, both from Tel Aviv University.

        Lior Bregman became a director in 2004. From 1988 to 2001 Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort, with responsibility for its telecommunication equipment research effort in general, and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001 Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet. Mr. Bregman holds a BA from the Hebrew University of Jerusalem and an MBA from Stanford University.

        Reuven Markus joined us as Chief Executive Officer in December 2005. Before becoming Chief Executive Officer, Mr. Markus was at ECI Telecom from 2003 to 2005, where he served as Executive Vice President, Global Sales & Marketing and prior to that, Executive Vice President, Global Sales & Strategy. He was also a member of the executive management team at ECI. From 2001 to 2002, Mr. Markus was the Chief Executive Officer of Enavis, a spin-off of ECI’s Transport Networks Division. He held a variety of positions from 1995 to 2000 at Tadiran Telecom, which was later acquired by ECI. Mr. Markus holds an M.B.A. and a B.S.C. in Engineering from Tel Aviv University.

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

        Michael Halperin joined us as Vice President of Sales in January 2006. He brings with him over 25 years of experience in the communications and telecom industries. Prior to joining us, Mr. Halperin was employed as VP of Sales at ECI Telecom. Prior to ECI, Mr. Halperin served as Senior VP of Global Marketing & Sales at Enavis (an ECI subsidiary), where he increased sales volume to more than $150 million per year. From 1993 to 2001, he was VP of Global Sales & Marketing at the Transport Systems Business Unit/Division at Tadiran Telecom, which was later acquired by ECI. At Tadiran Telecom, Mr. Halperin was responsible for more than $350 million in sales to Korea’s KT. While working at Tadiran Telecom in Nationwide Networks Design and Implementation, Mr. Halperin was responsible for the network design of a country-wide military telecommunication system in Israel and subsequently in the Far East. Mr. Halperin holds a BSc degree from the Technion in Haifa.

        Moshe Moran was promoted to Executive Vice President, Sales & Marketing for the Americas in December 2005. Mr. Moran has successfully managed our sales in North America during the last three years. Since joining us in 1993, Mr. Moran has held several senior key leadership positions including product, project and customer support management, as well as sales. Mr. Moran has over 15 years experience in the telecommunications and software industry. Prior to joining us, Mr. Moran worked in management and development positions in the software industry and in the Israeli military. Mr. Moran holds a Bachelor of Science degree in Computer Engineering from the Technion Israel Institute of Technology.

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

        Avner Amran joined us as Vice President, Marketing and Business Development in January, 2006. He brings with him vast experience in the telecom industry, the majority of which is in OSS. Prior to joining us, Mr. Amran was at ECI Telecom from 2003 to 2005, where he served in a number of senior positions in charge of the marketing and product management for the optical network division. Prior to ECI, Mr. Amran was the Vice President of Business Development and Strategic Planning for Enavis Networks, a spin-off of ECI’s Transport Networks Division. From 1996 to 2001, he was Vice President of NMS at Tadiran Telecom, which was later acquired by ECI. Prior to working at Tadiran Telecom, Mr. Amran held a number of System and Software engineering positions at Advanced Technology Ltd developing and deploying large scale OSS. Mr. Amran graduated from the Hebrew University in Jerusalem with an MBA and a Bachelor of Science degree in Mathematics and Computer Science.

There are no family relationships between any of the directors or members of senior management named above.

B. Compensation

Compensation to Directors:

In 2005, our directors, other than Meir Lipshes, received annual compensation of approximately $19,300 each and approximately $380 (approximately $190 per telephone meetings) per board meeting or per board committee meeting in which they participate. We paid our directors, other than Meir Lipshes, the aggregate amount of approximately $100,764 in 2005, out of which $86,465 was paid in respect of their services in 2005. Our directors, other than Meir Lipshes, will continue to receive the aforesaid compensation in 2006.

Total compensation paid to Meir Lipshes during 2005 was $274,607. Total compensation paid to Shlomo Eisenberg and Meir Lipshes during 2004 was $343,181, out of which approximately $84,050 was in respect of amounts accrued during 2003. The total amount of the compensation paid during 2005 includes pension, retirement and similar benefits. We no longer pay management fees to Shlomo Eisenberg. Since January 1, 2005, we pay Meir Lipshes a monthly management fee of NIS 80,000 (approximately $17,380 according to the exchange rate prevailing on December 31, 2004) linked to the Consumer Price Index, or CPI, plus applicable social benefits.

In November 2004, our board of directors authorized the grant of options to purchase up to an additional 75,000 ordinary shares to Meir Lipshes, at an exercise price of $3 per share. On December 29, 2004, the option grant to Meir Lipshes was approved by our shareholders. Of the options granted to Meir Lipshes, 18,750 of these options vested immediately, 18,750 of these options vest on July 1, 2005, 18,750 of these options vest on January 1, 2006 and 18,750 of these options vest on July 1, 2006. The options expire on October 15, 2008.

Please see “Item 7- Major Shareholders and Related Party Transactions – Related Party Transactions – Reimbursement of Withholding Tax” for information on a tax matter involving Mr. Shlomo Eisenberg relating to his exercise of our options.

Compensation to executive officers:

Total compensation during 2005 to the members of senior management amounted to approximately $1.5 million. This amount includes special bonuses, pension, retirement and similar benefits amounting to approximately $194,000. These figures for compensation include amounts paid in 2005 to members of senior management whom we no longer employ.

Our employment agreements with our executive officers located in Israel, including those that are also members of our board of directors, provide for standard Israeli benefits, which are managers’ insurance and educational fund payments. We make payments in this context as follows: pension – 5.0% of gross salary; severance pay – 8.33% of gross salary; loss of earning capacity – up to 2.5% of gross salary; and educational fund – 7.5% of gross salary. With respect to some of our employees, such payments are made based on 75% to 85% of their gross salary.

In November 2001, certain of these members of senior management (other than Shlomo Eisenberg and Meir Lipshes), were granted options to purchase a total of up to 53,333 ordinary shares for an exercise price of either $19 or $30 each. 15,000 of these options are currently outstanding and fully exercisable. These options expired on November 9, 2005.

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

C. Board Practices.

We are subject to the provisions of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, and the regulations adopted thereunder. In addition, as a Nasdaq-listed company, we are also subject to certain corporate governance standards adopted by Nasdaq.

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

Under Nasdaq Marketplace Rules, effective as of July 31, 2005, absent an exemption therefrom, a majority of our board of directors must qualify as independent directors within the meaning of the Nasdaq Marketplace Rules. Our board of directors satisfies these requirements of the new Nasdaq rules.

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

External Directors

Qualifications of External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding the date of appointment, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

—	an employment relationship;

—	business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

The Companies Law defined the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

Pursuant to an amendment to the Companies Law, effective as of April 19, 2006, (1) each external director must have either “accounting and financial expertise” or “professional qualifications ” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements will apply to us upon the election of one or more external directors.

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

Election of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	including at least one third of the shares of non-controlling shareholders voted at the meeting in favor of election; or

—	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Committees of the Board

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board of directors established the following committees:

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

—	the chairman of the board of directors;

—	any director who is employed by the company or provides services to the company on a regular basis; and

—	a controlling shareholder or its relative.

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

Since our ordinary shares are listed on Nasdaq, we are also subject to Nasdaq rules and listing requirements. Under current Nasdaq and SEC rules, effective as of July 31, 2005, our Audit Committee must have at least three members and generally be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. In addition, current Nasdaq rules require all of the members of the Audit Committee to be financially literate and one of whom must possess accounting or related financial management expertise. Our audit committee satisfies the requirements of the Companies Law and the new SEC and Nasdaq rules. Our audit committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of the Company’s independent auditors.

Compensation and Nominating Committee

Effective July 31, 2005, the Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation and nominating committee satisfies the requirements of the new rules. On July 21, 2005, our board of directors approved the establishment of the committee and on November 14, 2005, a written charter specifying the committee’s duties and responsibilities was adopted by the committee and our board. The current members of our compensation and nominating committee are Meir Dvir, Doron Zinger, Rami Zivoni and Lior Bregman.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company, but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor, in accordance with the requirements of the new Companies Law, is Yardeni Gelfand & Co. C.P.A (ISR).

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

The duty of care of an office holder includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

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

Related-Party Transactions

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest held by:

—	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

D. Employees

As of December 31, 2005, we had 374 full-time employees, including 287 in research and development and project integration, 41 in sales and marketing and 46 in finance and administration. As of December 31, 2005, 254 employees were based in Israel, 91 employees were based in the United States, 13 employees were based in Europe, six employees were based in Asia, six employees were based in Africa and four employees were based in Australia. In 2005, we terminated 95 employees in an effort to reduce costs.

As of December 31, 2004, we had 470 full-time employees, including 332 in research and development and project integration, 82 in sales and marketing and 56 in finance and administration. As of December 31, 2004, 333 employees were based in Israel, 113 employees were based in the United States, 13 employees were based in Europe, five employees were based in Asia, two employees were based in Africa and four employees were based in Australia.

As of December 31, 2003, we had 640 full-time employees, including 483 in research and development and project integration, 82 in sales and marketing and 75 in finance and administration. As of December 31, 2003, 426 employees were based in Israel, 170 employees were based in the United States, 21 employees were based in Europe, 15 employees were based in Asia, one employee was based in Africa and seven employees were based in Australia.

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

Although not legally required, we regularly contribute to a managers’ insurance fund on behalf of our employees. This fund provides employees with a lump sum payment upon retirement or severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the managers’ insurance plan contributes an amount equal to 5.0% of such employee’s salary and the employer contributes an average of approximately 5% to 6.1% of such salary. We also allocate 8.3% of the employee’s salary for the benefit of severance pay.

E. Share Ownership

Security Ownership of Our Directors and Executive Officers

The following table details as of March 24, 2006 the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days).

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Lior Bregman (1)	253,908	1.36%
Meir Lipshes (2) (3)	460,830	2.2%
All other members of senior management, as a group (consisting of 7
persons, other than Lior Bergman and Meir Lipshes) (4)	100,999	*

*	less than 1% of our outstanding ordinary shares.

(1)	Lior Bregman, our director, is the beneficial owner of LB Capital Investments, which holds approximately 1.36% of our voting power, comprised of 181,818 of our ordinary, and warrants to purchase 72,727 of our ordinary shares which are exercisable within 60 days.

(2)	The number of shares owned includes 56,250 options exercisable into ordinary shares within 60 days. The options have exercise prices of $3 per share, and expire on October 15, 2008.

(3)	As of March 31, 2006, Team Computers and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 693,688 of our ordinary shares, representing approximately 3.7% of our outstanding share capital and voting rights. As of March 24, 2006, Meir Lipshes, the Chairman of our board of directors and our former Chief Executive Officer, owned approximately 8.5% of Team Computers’ shares. Meir Lipshes is also a member of the board of directors of Team Software and Team Computers, and therefore, may be deemed to beneficially own the ordinary shares owned by Team Software in us. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Team Computers in us.

(4)	The number of shares owned consists solely of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8 per share, and expire between June 30, 2009 and January 10, 2011.

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

Under our old Plans, as of March 31, 2006, we have reserved 2,325,515 ordinary shares and had granted options to purchase an aggregate of 2,457,533 ordinary shares to certain of our employees and directors, at exercise prices ranging from $0.66 to $30.00 per ordinary share. As of March 31, 2006, 1,573,497 of such options had been exercised, 768,702 of these options were forfeited or expired. On November 28, 2004, our board of directors approved the cancellation of the pool of 420,910 ordinary shares available under our Old Plans (the number of options remained available for issuance as of November 1, 2004), and approved, subject to the approval of our shareholders, a new 2004 Employee Share Option Plan, or the 2004 Plan, and the reservation of a pool of 1,000,000 ordinary shares for issuance thereunder. In December 2004, our shareholders approved the cancellation of the pool of 420,910 ordinary shares available under our old plans and as such, the pool of 420,910 ordinary shares is now void. We do not intend to grant any additional options under the Old Plans.

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

As of March 31, 2006, we had granted 859,500 options, including the 75,000 options granted to Meir Lipshes as described above. As of March 31, 2006, 89,582 of these options are exercisable, none of these options have been exercised, none of these options were forfeited or expired, and 140,500 of these options remain available for grant.

The following table set forth, as of March 31, 2006, the number of options outstanding under our Old Plans and 2004 Plan and their respective expiration date:

Number of Options	exercise prices (range)		Expiration Date

3333	$20		April 5, 2006
112,000	$6-$8	*	June 30, 2009
75,000	$3		October 15, 2008
200,000	$3.5		December 31, 2010
245,000	$3-3.5		January 10, 2011
339,500	$3.9		February 13, 2011
Total: 974,833

*	the higher of $8 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005).

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Ordinary Shares

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares as of March 24, 2006.

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares(1)	Percentage of our outstanding share capital*

Shlomo Eisenberg (2)(3)(4)	4,436,224	31.0%	23.6%
Fidelity Management & Research Company (5)	1,172,000	8.2%	6.2%
Neuberger & Berman L.P. (6)	1,105,274	7.7%	5.9%
Rima Management, LLC and Richard Mashaal (7)	996,980	7.0%	5.3%
S Squared Technology, LLC (8)	909,091	6.4%	4.8%

*	Based on an aggregate of 18,863,872 ordinary and preferred shares outstanding as of March 24, 2006.

(1)	Based on 14,409,301 ordinary shares outstanding as of March 24, 2006. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2)	Shlomo Eisenberg holds 594,836 ordinary shares, and his wife, Tirza Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.8% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(3)	Arad, directly and indirectly (through a wholly owned corporation), holds 2,958,788 ordinary shares. In addition, Arad owns 57.9% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(4)	Team Software holds 680,230 ordinary shares. Team Computers holds 13,458 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 24, 2006, Meir Lipshes, the Chairman of our board of directors, owned approximately 8.5% of Team Computers’ shares. Meir Lipshes is also a director of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software and Team Computers. Mr. Lipshes disclaims any such beneficial ownership. As of March 24, 2006, Meir Lipshes owned approximately 2.2% of our outstanding shares directly.

(5)	As of December 21, 2004, based on a Schedule 13G/A filed by FMR Corp. with the U.S. Securities and Exchange Commission on February 14, 2005. Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR Corp., and acts as an investment adviser to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,172,000 of such shares or 6.2% of our outstanding shares.

(6)	As of January 13, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the U.S. Securities and Exchange Commission on March 10, 2006. Neuberger & Berman L.P. is a registered broker-dealer that is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the ordinary shares of many unrelated clients. Neuberger & Berman L.P. is affiliated with Neuberger Berman Asset Management LLC, the General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds, LP. Neuberger Berman Asset Management LLC is the investment advisor for LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan, which collectively hold 56.1% of our outstanding Series A Preferred Shares (representing 13.3% of our total outstanding share capital), and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days. For further details, please see the table of holders of Series A Preferred Shares below.

(7)	As of August 8, 2005, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the U.S. Securities and Exchange Commission on January 13, 2006. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 996,980 ordinary shares.

(8)	As of December 31, 2005, based on a Schedule 13G filed by S Squared Technology, LLC with the U.S. Securities and Exchange Commission on February 10, 2006.

Series A Preferred Shares

In January 2005, we issued 6,636,391 Series A Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million. We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50. Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding preferred shares as of March 24, 2006.

Name of shareholder	Number of Series A Convertible Preferred Shares held	Percentage of our outstanding Series A Preferred Shares(1)	Percentage of our outstanding share capital*

LibertyView Funds(2)	2,499,995	56.1%	13.3%
Leaf Investment Funds (3)	909,091	20.4%	4.9%
Close Finsbury Funds(4)	568,182	12.75%	3.0%

*	Based on 18,863,872 ordinary and preferred shares outstanding as of March 24, 2006.

(1)	Based on 4,454,571 Series A Preferred Shares outstanding as of March 24, 2006.

(2)	LibertyView Special Opportunities Fund, LP holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Funds, LP holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan holds 227,273 Series A Preferred Shares, and warrants to purchase 90,909 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor, Neuberger & Berman LLC, that has voting and dispositive power over the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds, LP is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger & Berman L.P., a registered broker-dealer. The shares were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the shares. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan is not in any way affiliated with a broker-dealer.

(3)	Leaf Investment Partners, LP holds 708,059 Series A Preferred Shares, and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Offshore Investment Fund, Ltd. holds 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Investment Partners, LP and Leaf Offshore Investment Fund, Ltd. have a common investment advisor, Sy Goldblatt, who has voting and dispositive power over the shares held by them. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

(4)	Close Finsbury Eurotech holds 45,455 Series A Preferred Shares, and warrants to purchase 18,182 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Global Investment Technology Fund holds 6,818 Series A Preferred Shares, and warrants to purchase 2,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Tech & General VCT holds 31,818 Series A Preferred Shares, and warrants to purchase 12,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Finsbury Technology Trust holds 484,091 Series A Preferred Shares, and warrants to purchase 193,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Eurotech, Close Finsbury Global Investment – Technology Fund, Consulta, Close Tech & General VCT and Finsbury Technology Trust have a common investment advisor, Reabourne Technology Investment Management Ltd., that has voting and dispositive power over the shares beneficially owned by them, which is exercised by Michael Bourne. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

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

On January 3, 2005, we completed a private placement transaction in which we issued (i) 6,636,389 Series A Convertible Preferred Shares, par value NIS 0.50 each, or the Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million and (ii) warrants to purchase up to 2,654,556 of our ordinary shares, pursuant to a Purchase Agreement dated as of November 29, 2004. For more information on the private placement transaction, see “Item 10.C. – Private Placement of Series A Preferred Shares.”

On April 19, 2005, Team Computers and Systems distributed to Team Computers’ shareholders 5,166,062 ordinary shares, such that immediately following the distribution, Team Computers held 719,488 of our ordinary shares, representing approximately 3.9% of our outstanding share capital. Of the 5,166,062 ordinary shares distributed by Team Computers, 3,714,435 was distributed to Team Computer’s controlling shareholders (and will be subject, under the U.S. securities laws, to a holding period of one year following the distribution, unless they are sold pursuant to a registration statement declared effective by the SEC or the existence of an available exemption from the registration requirements), including Arad Investments and Industrial Development Ltd., Shlomo Eisenberg and Meir Lipshes (see the table above).

During fiscal year 2005, Neuberger & Berman L.P., Rima Management, LLC and Richard Mashaal and S Squared Technology, LLC became the beneficial owners of more than 5% of our ordinary shares.

Voting Rights

The holders of our ordinary shares and the holders of our Series A Preferred Shares each have one vote per share held. However, the holders of our Series A Preferred Shares have special voting rights, as follows: for so long as at least 65% of the Series A Preferred Shares issued shall be outstanding, and no more than 35% of all Series A Preferred Shares issued shall have been converted into ordinary shares, the approval of the holders of 50% or more of the then outstanding Series A Preferred Shares shall be required prior to TTI taking any of the following actions:

—	Amendment of our Articles of Association which adversely affects the rights of the Series A Preferred Shares or authorizes additional shares of the TTI’s share capital;

—	Alter or change the rights, preferences or privileges of the Series A Preferred Shares;

—	Declare or pay any dividends or make any distributions on any of our securities (other than on the Series A Preferred Shares);

—	Redeem, purchase or otherwise acquire any of the our securities ranking junior or pari passu with the Series A Preferred Shares (except for (i) repurchases of ordinary shares from employees upon termination of employment pursuant to arrangements approved by our board of directors and (ii) redemptions of Series A Preferred Shares);

—	Authorize or issue any equity securities having rights or preferences senior to or pari passu with the Series A Preferred Shares with respect to voting, dividends redemption or liquidation;

—	Sale of TTI by sale of all or substantially all of our issued and outstanding securities, merger, consolidation, sale of assets or otherwise if sale is not a sale resulting in consideration to the holders of Series A Preferred Shares of at least $6.00 per Series A Preferred Share, as adjusted for share splits, consolidations, share dividends, bonus share issuances and other recapitalizations of our shares;

—	Sale or transfer of all of substantially all of our intellectual property assets;

—	Voluntary dissolution or cessation of our operations;

—	Any material change of the nature of our business;

—	Incur indebtedness (including any guarantees other than guarantees in the normal course of business, it being understood that such exclusion shall not include guarantees for borrowed monies) exceeding an aggregate principal amount of $3,000,000 outstanding at any time, except for bank debt which, when combined with other debt, may be incurred for up to $10,000,000 outstanding at any time;

—	Create or incur any material lien on our assets (other than liens for current taxes not yet payable or liens pursuant to certain permitted indebtedness);

—	Transaction with any director, officer, employee or affiliate (other than customary employment arrangements and benefit plans);

—	Enter into an agreement that would limit our ability to perform our obligations in respect of the Series A Preferred Shares or the ordinary shares issued upon conversion of the Series A Preferred Shares;

—	Any other action, which pursuant to our Articles of Association or the Companies Law requires the vote of the Series A Preferred Shares as a separate class or series;

—	Create any subsidiary other than a wholly-owned subsidiary or permit any existing subsidiary to issue equity securities to any person or entity other than TTI; or

—	Take any action relating to the above.

As of March 24, 2006, approximately 67.1% of the Series A Preferred Shares are outstanding, and 32.9% of all Series A Preferred Share issued have been converted into ordinary shares.

Record Holders

As of February 28, 2006, there were approximately 38 record holders of our ordinary shares, of which 19 were record holders with mailing addresses in the United States owning an aggregate of approximately 72.5% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 72.4% of our outstanding ordinary shares as of said date).

As of February 28, 2006, there were approximately13 record holders of our Series A Preferred Shares, of which 9 were record holders with mailing addresses in the United States owning an aggregate of approximately, or 93.5% of our outstanding Series A Preferred Shares.

To our knowledge, we are not directly or indirectly owned or controlled by any foreign government.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

B. Related Party Transactions

Reimbursement of Withholding Tax

During the years 1998 to 2000, we granted Mr. Shlomo Eisenberg, the former chairman of our board of directors and a major shareholder of TTI, an aggregate of 105,000 options to purchase our ordinary shares. In the years 2001 to 2002, Mr. Eisenberg exercised a portion of his options and we withheld Israeli income tax from income realized by Mr. Eisenberg upon such exercise of options, as required under law.

Recently, we underwent a tax deductions audit by the Israeli Tax Authority (ITA). As a result of such audit, the ITA assessed an additional NIS 1.5 million in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of his options. Following consultation with our tax advisors, we paid the additional withholding tax amount assessed in the audit. The ITA informed us that we are required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from us, resulting in additional withholding tax being charged to us as a result of the grant of such benefit.

Based on advice from Israeli counsel, we believe that we are entitled to demand reimbursement for such additional withholding tax from Mr. Eisenberg and that the collection is probable. However, we cannot assure you that the court will accept such view if this matter were brought before it. We intend to demand reimbursement for the additional withholding tax from Mr. Eisenberg.

Sale of Products; Services

Since the commencement of our operations in 1992, Team Computers, our former parent company, has from time to time paid us commissions in respect of the sale by us of certain products represented and offered by Team Computers. This relationship is reflected in an agreement between us and Team Computers dated October 1996. Team Computers generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team Computers from these sales less the cost to Team Computers. In connection with these sales, we recorded commissions of approximately $157,000 in 2003, $249,000 in 2004 and $93,000 in 2005.

In addition, Team Computers provides us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimburse Team Computers for the actual cost of such services. We recorded expenses for such services of $503,000 in 2003, $208,000 in 2004 and $169,000 in 2005. We and Team Computers have agreed to indemnify each other for liabilities resulting from the acts or omissions of our respective employees constituting intellectual property violations. The agreement is automatically renewed for successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days’ prior written notice.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Team Computers and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team Computers. We pay Team Computers and Omnitek-Eichut prices for these assets that are no less favorable to us than those we could obtain from unrelated third parties. The payments made by us to Team Computers and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $711,000 in 2003, $555,000 in 2004 and $398,000 in 2005.

In addition, Team Computers supplies us with hardware, software related to such hardware and support services for such hardware for our customer projects in accordance with the agreement referred to above. Under the agreement between us and Team Computers, we are required to pay for such hardware, related software and support services when we receive payment from our customers. A disagreement arose between us and Team Computers regarding whether we are required to pay Team Computers for hardware and related software that it supplied to three of our major customers as part of projects for which we receive payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team Computers on this issue, we agreed to pay Team Computers the amount of $1,047,000 in respect of hardware and related software supplied by Team Computers as part of our projects for these customers. We also agreed that, when and if we receive additional payments for these projects, we are required to pay Team Computers an additional payment based on Team Computers’ pro rata share of the project, up to a maximum additional amount of $563,000. In 2003, we paid the additional amount of $272,000 to Team Computers in respect of these projects. Please see the information about this customer set forth below under the heading “Item 8A – Legal Proceedings.” On March 23, 2003, we executed a written agreement reflecting our understanding with Team Computers. This agreement was approved by our audit committee on June 23, 2003, by our board of directors on June 29, 2003, and by our shareholders on August 11, 2003.

In December 2003, we issued a purchase order to Team Computers with respect to third party software, Team Computers represents in Israel, for the integration as part of our Netrac products. We have purchased licenses to be deployed as part of our solution to be sold to our customers, as part of our solution, in the initial amount of $100,000. The engagement with Team Computers was approved by our Board of Directors on December 23, 2003.

Registration Rights

Pursuant to a Registration Rights Agreement (“Registration Rights Agreement”) between us and Team Software, dated as of October 22, 1996, Team Software was entitled to registration rights with respect to our ordinary shares held by it (currently 680,230 shares). We agreed that, at the request of Team Software, but on no more than two occasions, we would file a registration statement under the Securities Act of 1933, as amended, for an offering of those shares as to which registration is requested. In addition, if we otherwise propose to register any of our ordinary shares under the Securities Act, we would include in such registration Team Software’s shares, subject to certain limitations. All fees and expenses incurred in connection with any registration would be borne by us, except that Team Software would pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to Team Software’s shares.

In June of 2005, Team Software assigned certain of its rights under the Registration Rights Agreement. On August 2, 2005, we received a notice of exercise of these registration rights from Arad Investment & Industrial Development Ltd., one of the assignees under the assignment agreement. The registration of the shares with the U.S. Securities and Exchange Commission is currently in process.

Leased Facilities

From February 1998 to July 2005, we leased our principal facilities in Petach Tikva, Israel from Team Computers pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.4 million during 2003, $1.4 million during 2004 and $1.4 during 2005. We exercised our option to extend the lease until August 31, 2007.

Since we became a tenant of Team Computers, Team Computers has performed various internal construction projects on our behalf, adapting our premises to our requirements. These construction projects were performed on a cost only basis. On September 2, 2002, we and Team Computers amended the lease, such that, among other things, the space leased by us was expanded by an additional 2,800 square meters, for a total of approximately 5,830 square meters. The amendment was approved by our shareholders on October 24, 2002. In order to reduce our expenses, on July 14, 2005, we entered into another written amendment to the lease agreement according to which the space leased by us was reduced by 1,258 square meters, and we agreed to pay to Team Computers a penalty of NIS 466,526 (approximately $104,000), which is equivalent to one-third of the pro rated rental fee for the returned space for the remainder of the lease term. The amendment was approved by our shareholders on December 27, 2005.

On July 14, 2005, Team Computers sold this property and as such, we are now subleasing the property from Team Computers.

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

Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement. During the course of the hearings regarding our application for an injunction (and subsequently), the customer indicated that it intends to bring a “substantial” counterclaim (which, in the context of the agreement, could run to several millions of British pounds) against us for our alleged failure to complete the supply of the MoM. A draft defense and counterclaim was served by the customer which denies liability and seeks to recover against us damages said to be in region of about 11 million British Pounds. On March 28, 2006, we were served with the defense and counterclaim and it is currently under review.

Our management believes, in light of the facts surrounding our relationship with this customer, that we are likely to be able to establish that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement and, accordingly, that we are likely to be able to defeat the counterclaim. We cannot currently quantify the amount of damages that we would receive if we were to succeed in a lawsuit against the customer, and we cannot estimate the amount of damages that could potentially be awarded to the customer in a potential counterclaim.

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

In 2002, we recorded “trade and unbilled receivables” in the amount of $10.3 million as due from these customers. Due to the letter of termination received from the first customer and our management’s concerns about termination by the second customer, as described above, in 2002 we classified the amount of $2.9 million as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in our management’s opinion. As of December 31, 2003, this amount was $3.1 million due to the devaluation of the United States dollar against the British Pound. As of December 31, 2004, this amount was $3.3 million due to the devaluation of the United States dollar against the British Pound. As of December 31, 2005, this amount was $2.9 million due to the devaluation of the United States dollar against the British Pound. With respect to this receivable, our management believes that the collection is probable (i.e., likely to occur, as defined in SFAS 5) in light of (i) the solution delivered by us to the customer, (ii) the approval by the customer’s users of the functionality of the solutions delivered and (iii) the customer’s contractual obligations.

The balance, in the amount of $7.4 million was recorded in 2002 as “allowance for doubtful accounts”. We have not recorded any amount as allowance for doubtful accounts in 2004 and 2005.

Putative Shareholder Class Action

A putative shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held our shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. Based on our initial review of the recently-filed amended complaint, we believe that the claims are without merit and intend to vigorously defend the actions. However, this purported class action is at an early stage, and we cannot predict the outcome of this dispute.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. Significant Changes

No significant change has occurred since December 31, 2005, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares have been traded on the Nasdaq National Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the Nasdaq National Market.

	High	Low

2001:
Full Year	$26.84	$10.19
2002:
Full Year	$34.50	$4.11
2003:
Full Year	$6.65	$4.05
2004:
Full Year	$6.40	$1.71
First Quarter	6.40	4.67
Second Quarter	6.19	3.11
Third Quarter	3.20	1.71
Fourth Quarter	2.63	1.82
2005:
Full Year	$3.58	$1.84
First Quarter	2.58	1.84
Second Quarter	2.40	1.96
Third Quarter	3.49	2.28
Fourth Quarter	3.58	2.68

Most Recent Six Months
October 2005	$3.04	$2.68
November 2005	3.58	2.84
December 2005	3.39	2.73
January 2006	3.83	3.12
February 2006	4.04	3.44
March 2006	3.82	4.42

        On April 7, 2006, the last reported sale price of our ordinary shares on the Nasdaq National Market was $4.70 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol TTIL.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our memorandum of association and articles of association were amended in October 2000 and on December 29, 2004 and our articles of association were further amended on December 27, 2005. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

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

There is no requirement that a director own any of our shares. Directors may appoint alternate directors in their stead. See “Item 6C – Board Practices.”

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

Ordinary Shares

The holders of our ordinary shares have, among other rights generally available to shareholders of an Israeli company under our Articles of Association, as amended, and under the Companies Law, the following rights, preferences and restrictions:

—	one vote at meetings of our shareholders in respect of each ordinary share held thereby;

—	the right to share pro rata in any distributions of dividends; and

—	subject to the liquidation preference of holders of any shares having preferred rights upon liquidation, to share pro rata in the proceeds available for distribution upon liquidation.

Series A Preferred Shares

The holders of our Series A Preferred Shares have, among other rights generally available to shareholders of an Israeli company under our Articles of Association, as amended, and under the Companies Law, the following rights, preferences and restrictions:

—	weighted-average anti-dilution protection in the event that following the closing of the private placement transaction in which the Series A Preferred Shares were issued (i.e., January 3, 2005), we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders;

—	automatic conversion into ordinary shares in the event that, at any time commencing two years from the effective date (which has not occurred as of yet) of the registration statement which we filed in connection with the aforesaid private placement, our ordinary shares trade at a closing bid price of 100% above the price per share of $2.20 in the private placement (i.e., $4.40) for a 20 consecutive trading day period, with an average daily trading volume of at least 100,000 shares per day during such period;

—	for so long as at least 50% of the Series A Preferred Shares issued under the Purchase Agreement dated November 29, 2004 remain outstanding, the holders of a majority of the outstanding Series A Preferred Shares are entitled at any time to appoint, elect, remove and replace one director to our board of directors;

—	one vote at meetings of our shareholders in respect of each ordinary share held thereby, however, the holders of our Series A Preferred Shares have special voting rights, as follows: for so long as at least 65% of the Series A Preferred Shares issued shall be outstanding, and no more than 35% of all Series A Preferred Shares issued shall have been converted into ordinary shares, the approval of the holders of 50% of the then outstanding Series A Preferred Shares shall be required prior to taking any of the following actions:

—	Amendment of our Articles of Association which adversely affects the rights of the Series A Preferred Shares or authorizes additional shares of our share capital;

—	Alter or change the rights, preferences or privileges of the Series A Preferred Shares;

—	Declare or pay any dividends or make any distributions on any of our securities (other than on the Series A Preferred Shares);

—	Redeem, purchase or otherwise acquire any of our securities ranking junior or pari passu with the Series A Preferred Shares (except for (i) repurchases of ordinary shares from employees upon termination of employment pursuant to arrangements approved by our board of directors and (ii) redemptions of Series A Preferred Shares);

—	Authorize or issue any equity securities having rights or preferences senior to or pari passu with the Series A Preferred Shares with respect to voting, dividends redemption or liquidation;

—	Sale of our company by sale of all or substantially all of our issued and outstanding securities, merger, consolidation, sale of assets or otherwise if sale is not a sale resulting in consideration to the holders of Series A Preferred Shares of at least $6.00 per Series A Preferred Share, as adjusted for share splits, consolidations, share dividends, bonus share issuances and other recapitalizations of our shares;

—	Sale or transfer of all of substantially all of our intellectual property assets;

—	Voluntary dissolution or cessation of our operations;

—	Any material change of the nature of our business;

—	Incur indebtedness (including any guarantees other than guarantees in the normal course of business, it being understood that such exclusion shall not include guarantees for borrowed monies) exceeding an aggregate principal amount of $3,000,000 outstanding at any time, except for bank debt which, when combined with other debt, may be incurred for up to $10,000,000 outstanding at any time;

—	Create or incur any material lien on our assets (other than liens for current taxes not yet payable or liens pursuant to permitted indebtedness);

—	Transaction with any director, officer, employee or affiliate (other than customary employment arrangements and benefit plans);

—	Enter into an agreement that would limit the our ability to perform our obligations in respect of the Series A Preferred Shares or the ordinary shares issued upon conversion of the Series A Preferred Shares;

—	Any other action, which pursuant to our Articles of Association or the Companies Law requires the vote of the Series A Preferred Shares as a separate class or series;

—	Create any subsidiary other than a wholly-owned subsidiary or permit any existing subsidiary to issue equity securities to any person or entity other than TTI; and

—	Take any action relating to the above.

—	the right to share pro rata in any distributions of dividends;

—	in the event of any voluntary or involuntary liquidation, dissolution or winding up of TTI, the holders of Series A Preferred Shares then outstanding shall be entitled to be paid out of the assets of TTI available for distribution to our shareholders, before any payment shall be made to the holders of our ordinary shares or any other class or series of stock ranking on liquidation junior to the Series A Preferred Shares by reason of their ownership thereof, an amount equal to the greater of: (i) $2.20 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into ordinary shares immediately prior to such liquidation, dissolution or winding up;

—	payment of liquidated damages if a registration statement on Form F-3 is not declared effective within the timeframe specified in our agreements with the investors following the closing of the private placement transaction; and

—	rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not including a public offering prior to the first anniversary of the date upon which the registration statement filed in connection with the private placement in which the Series A Preferred Shares were issued is declared effective by the SEC (which has not occurred as of yet).

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

Duties of Shareholders

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

—	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

—	a breach of his duty of care to us or to another person;

—	a breach of his fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company’s interests;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors.

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

The rights of the holders of Series A Preferred Shares include:

—	weighted-average anti-dilution protection in the event that following the closing of the transaction we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance;

—	a preference in the event of liquidation of TTI;

—	veto rights over certain material actions by TTI; and

—	the right to nominate one member of our board of directors.

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

In addition, the purchasers of our Series A Preferred Shares have rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not including a public offering prior to the first anniversary of the date upon which the registration statement filed in connection with the private placement is declared effective by the SEC (which has not occurred as of yet). Finally, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the SEC conducts a review) following the closing of the private placement transaction. We did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors. Therefore, from May 4, 2005 to May 24 2005, the date on which the Form F-3 was declared effective, we accrued liquidated damages in the aggregate amount of approximately $200,000, which was at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement was not declared effective. This amount was paid to the investors in June 2005.

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

As of March 31, 2006, 2,181,818 Series A Preferred Shares had been converted into Ordinary Shares and 4,454,571 remain outstanding. As of March 31, 2006, 263,636 warrants have been issued and 2,762,557 remain outstanding.

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

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. holder, and U.S. holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary income or loss.

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

Passive Foreign Investment Companies

We would be a passive foreign investment company, or PFIC, if:

—	75% or more of our gross income, including the pro rata share of our gross income for any company, United States or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

—	at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

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

We believe that we were not a PFIC in 2005 and will not be a PFIC in 2006. The tests for determination PFIC status are applied annually. Our conclusions are based on an analysis of our financial position and future income and assets, about which it is difficult to make accurate predictions. Accordingly, there can be no assurance that we are not a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

Under an order published in December 2005, the said requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

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

Law for the Encouragement of Capital Investments, 1959

Our facilities currently enjoy approved enterprise status under the Investments Law. See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

The Investments Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program.

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

For our approved enterprise we have elected the alternative benefits. Accordingly, we have waived grants in exchange for tax exemptions. Therefore, our income derived from our 1992 approved enterprise program is tax exempt for a period of four years, and was and will be subject to a reduced company tax rate of between 10%-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following six years. Our income derived from our 1996 approved enterprise program is tax exempt for a period of four years commencing in 1996 and will be subject to a reduced company tax rate of between 10%-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following six years. Our income derived from our 1998 approved enterprise program will be tax exempt for a period of two years and will be subject to a reduced company tax rate of between 10%-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following eight years. Our income derived from our 2000 approved enterprise program will be tax exempt for a period of two years and will be subject to a reduced company tax rate of between 10%-25%, depending on the percentage of our ordinary shares held by non-Israeli residents, for the following eight years. We may apply for additional programs or for extensions of our existing programs. However, there can be no assurance that our application will be approved or that we will receive future benefits. Most of our income has been generated through our approved enterprise.

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

Amendment to the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Enterprise. A company wishing to receive the tax benefits afforded to a Benefiting Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimum investment in manufacturing assets for the Benefiting Enterprise and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefiting Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Enterprise.

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

—	A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600–900 million in facilities in certain geographical locations in Israel.

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

(a)	A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b)	Subject to certain limitation set forth in the Inflationary Adjustments Law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israel consumer price index.

(c)	Gains on the sale of certain listed securities which are taxed at a reduced rate with respect to individuals are taxable at a company tax rate in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains derived from the sale of traded securities are included in the Tax Ordinance, and the Adjustments Law no longer includes provisions in this regard.

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

Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that will be taxed at corporate tax rates for corporations and at marginal rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; and (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States is 25% or 12.5% if such U.S. resident is a corporation which holds, directly or indirectly, shares representing at least 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year. However, under the U.S.-Israel Tax Treaty and the Investments Law, dividends generated by an Approved Enterprise (or Benefiting Enterprise) are taxed at the rate of 15%.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

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

None.

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

In 2003, we established a Disclosure Controls Procedure Committee and adopted Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms.

In addition, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Meir Dvir, one of the members of our audit committee, qualifies as a financial expert and is independent under the applicable regulations.

Item 16B.	CODE OF ETHICS

In February 2004, we adopted a Code of Ethics and Business Conduct that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For 2004 and 2005, our principal accountant, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, billed us aggregate amounts of approximately $118,500 and $144,700, respectively, for the audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

Audit Related Fees

For 2005, our principal accountant billed us an aggregate amount of approximately $25,000 for services relating to the Section 404 of the Sarbanes-Oxley Act of 2002 compliance process we have begun. There were no such fees for 2004.

Tax Fees

For 2004 and 2005, our principal accountant billed us aggregate amounts of approximately $17,800 and $55,650, respectively, for services relating to tax compliance, tax advice and tax planning.

All Other Fees

Not applicable.

Pre-approval Policies and Procedures

Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

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

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Israel on the 11th day of April, 2006.

TTI TEAM TELECOM INTERNATIONAL LTD. BY: /S/ REUVEN MARKUS —————————————— Reuven Markus Chief Executive Officer

EXHIBIT INDEX

(a)	Financial Statements

1.	Report of Independent Auditors

2.	Consolidated Balance Sheets

3.	Consolidated Statements of Income

4.	Statements of Changes in Shareholders’ Equity

5.	Consolidated Statements of Cash Flows

6.	Notes to Consolidated Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit

1.1	Second Amended and Restated Articles of Association of Registrant, as amended through December 27, 2005.

1.2(1)	Memorandum of Association of Registrant, as amended through December 29, 2004.

4.6(2)	The Registrant’s Share Option Plan, dated November 15, 1996.

4.8(1)	2004 Employee Share Option Plan, adopted December 29, 2004

4.9(3)	Agreement, dated October 9, 1996, between the Registrant and Team.

4.10(3)	Registration Rights Agreement, dated October 22, 1996, between the Registrant and TSIL.

4.12(4)	Lease, dated February 1, 1998, between the Registrant and Team.

4.13(5)	Amendment to Lease Agreement dated September 2, 2002.

4.14	Second Amendment to Lease Agreement dated July 14, 2005.

4.15(6)	Purchase Agreement, dated November 29, 2004.

4.16(6)	Form of Registration Rights Agreement, dated November 29, 2004.

4.17(6)	Form of Warrant issued on January 3, 2005.

4.18(6)	Specimen Certificate for Series A Convertible Preferred Shares.

8	Subsidiaries

10.11	Consent of Independent Auditors of the Registrant

11(7)	Code of Ethics and Business Conduct

12.1	Certification of the Principal Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of the Principal Executive Officer pursuant toss.906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant toss.906 of the Sarbanes-Oxley Act

(1)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(2)	English summary from Hebrew original was previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(3)	Previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(4)	English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

(5)	English translation from Hebrew original previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(6)	Previously filed as an exhibit to TTI’s Registration Statement on Form F-3, and incorporated herein by reference.

(7)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

          We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 29, 2006	A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,472	$18,034
Short-term bank deposits	2,372	1,973
Marketable securities (Note 3)	12,626	15,713
Trade receivables (net of allowance for doubtful accounts - $ 8,020 in 2004 and 2005) (Note 1c)	6,755	3,900
Unbilled receivables	1,491	964
Related parties (Note 13)	150	367
Other accounts receivable and prepaid expenses (Note 4)	3,265	2,218

Total current assets	32,131	43,169

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	923	881
Investment in a company	165	165
Severance pay fund	3,855	2,970
Long-term trade and unbilled receivables (Note 5)	3,268	3,937

Total long-term investments and receivables	8,211	7,953

PROPERTY AND EQUIPMENT, NET (Note 6)	5,874	4,729

INTANGIBLE ASSETS, NET (Note 7)	281	-

Total assets	$46,497	$55,851

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$967	$-
Trade payables	3,545	1,867
Deferred revenues	4,642	10,226
Other accounts payable and accrued expenses (Note 9)	6,171	7,463

Total current liabilities	15,325	19,556

ACCRUED SEVERANCE PAY	4,879	3,852

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY (Note 12):
Share capital:
Ordinary shares of NIS 0.5 par value -
Authorized: 30,000,000 shares at December 31, 2004 and 2005; Issued and outstanding: 11,872,941 and 13,872,941 shares at December 31, 2004 and 2005, respectively	-	2,022
Preferred A shares of NIS 0.5 par value –
Authorized: 0 and 6,636,391 shares at December 31, 2004 and 2005, respectively: Issued and outstanding: 0 and 4,636,391 shares at December 31, 2004 and 2005, respectively: Aggregate liquidation preference of $14,600 and $10,200 at December 31, 2004 and 2005, respectively	1,794	526
Additional paid-in capital	58,881	73,446
Accumulated other comprehensive loss	(226)	(336)
Accumulated deficit	(34,156)	(43,215)

Total shareholders’ equity	26,293	32,443

Total liabilities and shareholders’ equity	$46,497	$55,851

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2003	2004	2005

Revenues (Note 14):
Products	$33,831	$21,670	$25,317
Services	12,036	16,128	17,909

Total revenues	45,867	37,798	43,226

Cost of revenues:
Products	29,619	16,645	13,015
Services	6,368	9,719	9,203
Impairment of capitalized software development costs (Note 7)	5,864	3,597	177

Total cost of revenues	41,851	29,961	22,395

Gross profit	4,016	7,837	20,831

Operating expenses:
Research and development, net (Note 15a)	10,318	10,744	9,136
Selling and marketing	19,465	19,220	11,977
General and administrative	6,510	6,586	6,325
Impairment of goodwill	1,052	-	-

Total operating expenses	37,345	36,550	27,438

Operating loss	(33,329)	(28,713)	(6,607)
Financial income, net (Note 15b)	2,793	1,326	153

Loss before income taxes	(30,536)	(27,387)	(6,454)
Income taxes (Note 11)	(456)	2,107	624

Net loss	$(30,080)	$(29,494)	$(7,078)

Deemed dividend associated with beneficial conversion feature of Preferred shares	-	-	(1,981)

Net loss attributable to Ordinary shares	$(30,080)	$(29,494)	$(9,059)

Basic and diluted net loss per share attributed to Ordinary shareholders	$(2.53)	$(2.48)	$(0.72)

Weighted average number of shares used for computing basic And diluted net loss per share attributed to Ordinary shareholders	11,872,052	11,872,941	12,577,392

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

						Accumulated other comprehensive income (loss)**)	Retained earnings (accumulated deficit)	Total comprehensive loss	Total shareholders’ equity
	Number of		Share capital		Additional paid-in capital

	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares

Balance as of January 1, 2003	-	11,872,052	$-	$1,794	$58,871	$185	$25,418		$86,268

Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities	-	-	-	-	-	(399)	-	$(399)	(399)
Net loss	-	-	-	-	-	-	(30,080)	(30,080)	(30,080)

Total comprehensive loss								$(30,479)

Balance as of December 31, 2003	-	11,872,052	-	1,794	58,871	(214)	(4,662)		55,789

Exercise of stock options	-	889	-	*)-	10	-	-		10
Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities	-	-	-	-	-	(12)	-	$(12)	(12)
Net loss	-	-	-	-	-	-	(29,494)	(29,494)	(29,494)

Total comprehensive loss								$(29,506)

Balance as of December 31, 2004	--	11,872,941	-	1,794	58,881	(226)	(34,156)		26,293

Issuance of Convertible Preferred A shares and warrants, net	6,636,391		754	-	12,584	-	-		13,338
Deemed dividend associated with beneficial Conversion feature of Preferred A shares	-	-	-	-	1,981	-	(1,981)		-
conversion of Convertible Preferred A shares	(2,000,000)	2,000,000	(228)	228	-	-	-		-
Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities, net of impairment (See Note 3)	-	-	-	-	-	(110)	-	$(110)	(110)
Net loss	-	-	-	-	-	-	(7,078)	(7,078)	(7,078)

Total comprehensive loss								$(7,188)

Balance as of December 31, 2005	4,636,391	13,872,941	$526	$2,022	$73,446	$(336)	$(43,215)		$32,443

*)	Represents an amount lower than $ 1.
**)	Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:

Net loss	$(30,080)	$(29,494)	$(7,078)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,821	3,530	2,258
Impairment of capitalized software development costs	5,864	3,597	177
Impairment of goodwill	1,052	-	-
Loss (gain) from sale of property and equipment	232	(5)	(157)
Amortization of premium and accretion of accrued interest on available-for-sale marketable debt securities	(432)	(87)	411
Accrued interest on short-term bank deposits	15	36	27
Accrued severance pay, net	25	(199)	(142)
Deferred tax assets, net	(459)	1,647	-
Decrease (increase) in trade receivables, net	(940)	3,983	2,855
Decrease in unbilled receivables	3,867	5,099	527
Increase (decrease) in balance with related parties	463	(1,326)	(217)
Decrease (increase) in other accounts receivable and prepaid expenses	2,084	(327)	1,047
Increase in long-term trade and unbilled receivables	(183)	(230)	(669)
Increase (decrease) in trade payables	1,130	(1,043)	(1,678)
Increase in deferred revenues	2,326	1,051	5,584
Increase (decrease) in other accounts payable and accrued expenses	(1,970)	7	1,792

Net cash provided by (used in) operating activities	(11,185)	(13,761)	4,737

Cash flows from investing activities:

Investment in short-term and long-term bank deposits	(5,706)	(2,801)	(2,487)
Proceeds from short-term bank deposits	1,582	2,754	2,901
Investment in available-for-sale marketable securities	(11,610)	(1,096)	(19,148)
Proceeds from sale of available-for-sale marketable securities	8,765	6,366	15,540
Purchase of property and equipment	(2,080)	(925)	(1,145)
Proceeds from sale of property and equipment	163	67	293

Net cash provided by (used in) investing activities	(8,886)	4,365	(4,046)

Cash flows from financing activities:

Short-term bank credit	-	967	(967)
Proceeds from issuance of Convertible Preferred A shares and warrants, net	-	-	12,838

Net cash provided by financing activities	-	967	11,871

Increase (decrease) in cash and cash equivalents	(20,071)	(8,429)	12,562
Cash and cash equivalents at the beginning of the year	33,972	13,901	5,472

Cash and cash equivalents at the end of the year	$13,901	$5,472	$18,034

Supplemental disclosure of cash flows information:

Cash paid during the year for:
Taxes	$1,269	$289	$171

Non-cash activities:

Reclassification of receivables on account of Convertible Preferred A shares	$-	$-	$500

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL

	a.	TTI Team Telecom International Ltd. (“TTI” or “the Company”), an Israeli corporation, was incorporated in 1990 and commenced its operations in September 1992.

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

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, Costa-Rica, Australia and Hong-Kong.

As to principal markets and customers, see Note 14.

b.

On April 19, 2005, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. (“Team”), a public company listed for trade on the Tel-Aviv Stock exchange (also refer to Note 15), has distributed to its shareholders Ordinary shares of the Company that it owned, such that immediately following the distribution, Team held approximately 4.6% of the Company’s outstanding share capital.

As of December 31, 2005, Team holds 3.75% of the Company’s outstanding share capital.

	c.	Termination of agreements:

On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company’s behalf under the agreement. On January 23, 2003, the bond in the amount of approximately £ 1 million, was paid to the customer.

The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

The Company’s management believes, in light of the facts surrounding its relationship with this customer, and based on consultations with and opinions of its legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The Company cannot currently quantify the amount of damages that it would receive if it were to succeed in a lawsuit against the customer. The claim and particulars were served on the customer by the Company in December 2005. A defense and expected counterclaim are due to be served by the customer by the end of March 2006.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL (Cont.)

The Company cannot presently estimate the amount of damages that could be sought by the customer in a potential counterclaim.

In 2002, the Company also signed an agreement for a similar project with an affiliate of the customer referred to above. Following a dispute that arose between the Company and such affiliate in 2002, the parties signed a settlement agreement at the beginning of 2004, pursuant to which the parties agreed to terminate the agreement, the Company repaid an amount of £ 0.1 million to the customer and the parties waived all claims against each other.

In 2002, the Company recorded “trade and unbilled receivables” in the amount of £ 7.3 million ($10,311), as due from these customers. Due to the letter of termination received from the first customer and management’s concerns about termination by the second customer, as described above, the Company classified the receivables in an amount of £ 1.7 million (as of December 31, 2005 - $2,923) as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in management’s opinion. The remaining balance was expensed in 2002 to doubtful accounts in the statement of operations.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

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

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

Cash and Cash equivalents:

Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at acquisition.

Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 2.19% and 3.18% for 2004 and 2005, respectively. The short-term deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year, are included in long-term investments and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 1.14% and 3.82% for 2004 and 2005, respectively.

Marketable securities:

Management determines the appropriate classification of its investments in corporate marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2004 and 2005, all marketable securities covered by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

According to the SEC’s Staff Accounting Bulletin No. 59 (“SAB No. 59”), management is required to evaluate in each period whether the decline in value for a security is other than temporary (also please refer to impact of recently issued accounting standards at the end of this note).

The Company accounts for its structured notes in accordance with the provisions of FASB Emerging Issues Task Force (“EITF”) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”, according to which the Company uses the “retrospective interest method” to recognize interest income (expenses).

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment in another company:

The investment in this company is stated at cost since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2005, based on management’s most recent analysis, no impairment losses have been identified.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease (including renewal options-currently 10 years or useful life)

Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2004 and 2005, no impairment was recorded.

Goodwill:

Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized. However, SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in such methodology include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2003, the sharp downturn in capital spending in the Company’s major markets continued to negatively impact the Company’s core business, resulting in substantially lower revenues than expected and additional operating losses. The Company’s management believed that the above mentioned indications would reduce the fair value of the Company below its carrying value. As a result, the Company performed an interim test during the year 2003 for goodwill impairment and, as a result, recorded a $1,052 write-off of the remaining goodwill.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2005, a full valuation allowance was provided by the Company.

Revenue recognition:

The Company and its subsidiaries market their products to telecommunications service providers both directly and through alliances with leading vendors of computer hardware, telecommunications equipment, test systems, and probes. The Company’s products have been licensed to various types of telecommunications operators. The Company’s software licenses require significant customization, integration, installation and development services. The Company also generates revenues from maintenance and customer support services.

Revenues are recognized based on Statement of Position No. 81-1, “Accounting for Performance of Construction - Type and Certain Production - Type Contracts” (“SOP 81-1”), using contract accounting on a percentage of completion method based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, the Company divides each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. A project is considered completed when the stabilization period is over.

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

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as pre-contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2004 and 2005, the Company does not have such deferred costs.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2004 and 2005, no such estimated losses were identified.

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

Unbilled receivables include all amounts which were recognized as revenues and had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred.

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Significant costs incurred by the Company, between completion of the working model and the point at which the product is ready for general release, have been capitalized during the years 2001 and 2002. No software development costs were capitalized in 2003, 2004 and 2005.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of the current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years).

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries assess the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the cost of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. Based on most recent analyses (as of the end 2005), the entire balance of capitalized cost was written-off.

Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel and others for the funding of approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

During 2002, the Company received non-royalty-bearing grants from the European Union as part of participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). In addition, during 2002 and 2003, the Company also received non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel. Grants from the European Union and “MAGNET” projects are not required to be repaid and are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

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

The Company’s marketable securities include investments in corporate debentures that are considered by management to be financially sound. Minimal credit risk exists with respect to these marketable securities, since management believes that the portfolio is well diversified and the institutions that issued the Company’s investments are well established.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s revenue is generated primarily in the United States and Europe. To a lesser extent, revenue is generated in Israel, South Africa and South America. Most customers are among the largest telecommunications companies in the world. Concentration of credit risk with respect to short-term and long-term trade and unbilled receivables is limited by ongoing credit evaluation and account monitoring procedures. The Company evaluates accounts receivables to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable and current economic conditions that may affect a customer’s ability to pay. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company and its subsidiaries have determined to be doubtful of collection.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding stock options have been excluded from the calculation of the diluted net loss per share since all such securities had an anti-dilutive effect for all years presented.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 0 for the years ended December 31, 2003, 2004 and 2005.

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

The Company adopted the disclosure provisions of Financial SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2004 and 2005 (no options were granted to employees in 2003) is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,

Employee Stock Options	2004	2005

Expected volatility	60%	57%
Risk-free interest	3%	4.5%
Dividend yield	0%	0%
Expected life of up to (years)	2	2.6%

The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,

	2003	2004	2005

Net loss, as reported	$(30,080)	$(29,494)	$(9,059)
Add: Stock-based employee compensation intrinsic value	$-	$-	$-
Deduct: Stock-based compensation expense determined under fair value method	(262)	(88)	(81)

Pro forma net loss	$(30,342)	$(29,582)	$(9,140)

Basic and diluted net loss per share, as reported	$(2.53)	$(2.48)	$(0.72)

Basic and diluted net loss per share, pro forma	$(2.56)	$(2.49)	$(0.73)

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

The carrying amounts and the fair value of marketable securities are based on their quoted market prices.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance pay expenses for the years ended December 31, 2003, 2004 and 2005 were $1,196, $1,381 and $961, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $186, $125 and $18, respectively.

Reclassification:

Certain reclassifications have been made in the prior years consolidated financial statements and related note disclosures to conform to the current year’s presentation.

Comprehensive income (loss):

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that their only item of comprehensive income relates to unrealized losses on available-for-sale marketable securities.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified Prospective method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that

Standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net loss and net loss per share above.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of Statement 123(R) and contains interpretive guidance relating to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” with references to the existing other than temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company expects that the adoption of the FSP will not have a material effect on its financial position or results of operations since the Company regularly reviews investments accounted for according to FAS 115 under the provisions of SAB 59, and records impairments as deemed necessary.

NOTE 3: –	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,

	2004				2005

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Gross realized losses	Estimated fair market value

Available-for-sale: Corporate debentures *)	12,852	85	(311)	12,626	16,350	-	336	301	15,713

*)

Included in the Company’s portfolio investments are structured notes with an estimated fair value of approximately $3,505 as of December 31, 2005. Such investments are used by management to enhance yields, diversify the portfolio investments, and manage the Company’s exposure to interest rate fluctuations. The notes were acquired from several banks and were categorized as available-for-sale. The notes bear interest based upon the rate of the LIBOR. For each day on which the six months dollar Libor is below an agreed annual fixed rate, the investment bears coupon interest at the rate of 8%, 7% and 5%-12% per annum. On all other days, the investments do not bear any interest at all.

The net adjustment to unrealized holding losses on available-for-sale marketable securities included as a separate component of shareholders’ equity, “accumulated other comprehensive income (loss)” amounted to $ 399, $ 12 and $ 110 in 2003, 2004 and 2005, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: –	MARKETABLE SECURITIES (Cont.)

According to Staff Accounting Bulletin No. 59 (“SAB No. 59”) and EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, for any marketable securities whose value declined during the period, management is required to evaluate whether the decline is other than temporary. Under SAB No. 59, fair value below cost for two consecutive quarters is considered to be other than a temporary impairment. In 2005, a decline in value that was considered other than temporary of two of the Company’s available-for-sale securities resulted in reversing the accumulated unrealized loss of $ 301 relating to these investments. The amount was classified as financial expenses in the consolidated statements of operations.

Aggregate maturities of available-for-sale securities for years subsequent to December 31, 2005 are:

	Amortized cost	Estimated fair market value

2006	$3,800	$3,769
2015	4,710	4,431
2018	2,890	2,611
2032	1,600	1,602
2033	1,150	1,100
2034	1,000	1,000
2043	1,200	1,200

	$16,350	$15,713

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2004	2005

Prepaid expenses	$1,688	$1,461
Office of the Chief Scientist	442	-
Loans to employees	426	269
Others	709	826

	$3,265	$2,556

NOTE 5: –	LONG-TERM TRADE AND UNBILLED RECEIVABLES

Long-term unbilled and trade receivables related to termination of agreement – See note 1c	$3,268	$2,923
Other long-term trade receivable *)	-	1,014

	$3,268	$3,937

*) Another long-term trade receivable matures in 2008.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2004	2005

Cost:
Computers and peripheral equipment	$12,873	$13,394
Office furniture and equipment	1,208	1,181
Motor vehicles	4,982	4,232
Leasehold improvements	3,522	3,453

	22,585	22,260

Accumulated depreciation:
Computers and peripheral equipment	11,039	12,034
Office furniture and equipment	744	818
Motor vehicles	3,087	2,566
Leasehold improvements	1,841	2,113

	16,711	17,531

Depreciated cost	$5,874	$4,729

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $ 3,299, $ 2,827 and $ 2,154, respectively.

NOTE 7: –	INTANGIBLE ASSETS, NET

	a.	Composition:

	December 31,

	2004	2005

Original amounts:
Capitalized software development costs	$11,242	$11,242
Acquired technology	4,119	4,119

	15,361	15,361

Accumulated amortization and impairment:
Capitalized software development costs *)	10,961	11,242
Acquired technology	4,119	4,119

	15,080	15,361

Amortized cost	$281	$-

*) Including an impairment charge (See b below).

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: –	INTANGIBLE ASSETS, NET (Cont.)

b.

During 2001, in the context of the acquisition of Axarte Limited the Company purchased technology. In addition, the Company capitalized software development costs. The technology purchased and the capitalized software development costs amounted to $ 13,361 (“the Netrac2 Technology”).

The Netrac2 Technology has been amortized since January 1, 2002, using the straight-line method over the estimated economic life of the technology, which is six years.

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

The evaluation of the net realizable value of the abovementioned capitalized software development costs that was preformed by management during the years ended December 31, 2003, 2004 and 2005, indicated that the net realizable values of the Netrac2 Technology and the ServiceView Technology exceed the unamortized capitalized costs. The evaluation was based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing each of them. In 2003, 2004 and 2005, the amounts of $ 5,864, $ 3,597 and $ 177, respectively, have been recorded as an impairment of capitalized software costs included in the cost of revenues.

	c.	Amortization expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $ 3,783, $ 703 and $ 104, respectively.

NOTE 8: –	SHORT-TERM BANK CREDIT

As of December 31, 2004, the Company utilized all of the short-term bank credit line in the amount of $ 232, and in addition the Company utilized an amount of $ 735 of short-term bank credit in excess of its short-term bank credit line. The weighted average interest rate of the short-term bank credit line and of the borrowing in excess of the credit line for the year ended December 31, 2004 was approximately 8.2% and 11.7%, respectively. The short-term bank credit line and the borrowing in excess of the credit line were fully repaid at the beginning of the year 2005.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2004	2005

Employees and payroll accruals	$3,327	$3,724
Accrued expenses	962	1,364
Government authorities	1,192	2,180
Others	690	195

	$6,171	$7,463

NOTE 10: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

In April 1998, the Company entered into an agreement with Team according to which the Company will lease its facilities in Israel from Team for a period of five years, effective February 1, 1998. In 2003, the Company exercised its renewal option for an additional four and a half years up until August 2007. The Company and its subsidiaries rent their facilities and motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

Aggregate minimum rental commitments under non-cancelable leases at December 31, 2005 are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2006	$1,319	$61	$1,380
2007	722	31	753
2008	173	16	189

	$2,214	$108	$2,322

Facility lease expenses for the years ended December 31, 2003, 2004 and 2005 were $ 1,689, $ 1,702 and $ 1,657, respectively.

Motor vehicle lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 435, $ 211 and $ 122, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: –	COMMITMENTS AND CONTINGENT LIABILITIES

	b.	Royalty commitments:

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

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 223, $ 10 and $ 305 for the years ended December 31, 2003, 2004 and 2005, respectively. The amounts were recorded in the cost of revenues. As of December 31, 2005, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,691 in respect of these grants.

	c.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel and in the U.S. amounting to $ 2,896 and $ 2,354 for the years ended December 31, 2004 and 2005, respectively.

	d.	Litigation:

Securities class action:

A shareholder’s class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company’s shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. Based on the Company’s initial review of the recently-filed amended complaint, the Company believes that the claims are without merit and intends to vigorously defend itself against the actions. However, this class action is at an early stage, and the Company’s management cannot predict the outcome of this dispute.

	e.	Termination of agreement, See Note 1c.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	INCOME TAXES

	a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments Law), 1985.

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

	b.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

	c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

Most of the Company’s production facilities have been granted “approved enterprise” status under five separate investment programs and, as such, are entitled to tax benefits, under the above law. According to the law, the Company has elected the “alternative benefits track”, and has waived Government grants, in return for a tax exemption.

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

The primary tax benefits available in respect of the approved enterprises are:

		1.	As of December 31, 2005, the benefits from the first program have expired.

		2.	Income derived from the Company’s second approved enterprise was tax exempt for four years (1996-1999) after which it is taxable at the rate of 20%-25% for six years ended in 2005.

		3.	Income derived from the Company’s third approved enterprise was tax exempt for two years (1998-1999) after which it is taxable at the rate of 20%-25% for eight years ending in 2007.

		4.	Income derived from the Company’s fourth approved enterprise was tax exempt for two years (2000-2001) after which it is taxable at the rate of 20%-25% for eight years ending in 2009.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	INCOME TAXES (Cont.)

		5.	Income derived from the Company’s fifth approved enterprise is tax exempt for two years (which has not commenced yet) after which it is taxable at the rate of 20%-25% for eight years ending in 2013.

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the “approved enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is meeting all of the aforementioned conditions.

Income from sources other than the “approved enterprise” will be subject to the statutory Israeli corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the law by setting criteria for the approval of a facility as a beneficiary enterprise, such as provisions generally requiring that at least 25% of the beneficiary enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “approved enterprise” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

	d.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company” under the above law and, as such, is entitled to certain tax benefits including accelerated depreciation rates and deduction of public offering expenses.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	INCOME TAXES (Cont.)

	e.	Deferred tax assets:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2004	2005

Reserves and allowances	$542	$475
Net operating loss carryforward - foreign	8,651	8,565
Net operating loss carryforward - domestic	9,941	10,800

Total deferred tax assets before valuation allowance	19,134	19,840
Valuation allowance	(19,134)	(19,840)

Deferred tax asset	$-	$-

A valuation allowance for the entire balance was recorded due to the uncertainty of the future realization of the tax asset.

As of December 31, 2003, the Company’s management believed that it was more likely than not that the remaining net deferred tax assets of $1,647 related to the Company’s carryforward tax losses would be realized, principally based upon the Company’s earning history and forecasted income. In 2004, several developments were considered in determining the need for an increase in the valuation allowance, including a continuing market decline, increasing uncertainty and a decrease of visibility in the market as a whole, a significant decrease in sequential quarterly revenue levels and the failure to achieve management’s forecasted results for 2004. As a result of managements’ assessment, the Company increased the valuation allowance on the deferred tax asset and recorded a valuation allowance on the entire amount.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	INCOME TAXES (Cont.)

f.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,

	2003	2004	2005

Loss before taxes, as reported in the consolidated statements of operations	$(30,536)	$(27,387)	$(6,454)

Statutory tax rate	36%	35%	34%

Theoretical tax benefit on the above amount at the Israeli statutory tax rate:	$(10,993)	$(9,585)	$(2,194)
Tax adjustment in respect of foreign subsidiaries different tax rates	1,150	489	123
Valuation allowance	-	1,647	-
Deferred taxes on losses for which a valuation allowance was provided	10,089	8,090	1,855
Taxes in respect of prior years	(141)	460	624
Other	(561)	1,006	216

Income taxes (tax benefit), as reported in the statements of operations	$(456)	$2,107	$624

g.

In January 2006, the Company was notified by the Israeli Tax authorities of a tax assessment in the amount of approximately $ 3,800 relating to its tax liabilities for the years ended December 31, 2000, 2001 and 2002. The Company is currently negotiating a settlement agreement with the Israeli Tax authorities as well as, in parallel, preparing an appeal to the assessment. The Company, based on its legal counsel opinion, has recorded an accrual of approximately $ 1,590 in respect with such assessment.

The Company has assessed that a tax exposure contingency may exist with regard to relocation expenses of certain of its subsidiaries’ employees and former employees. The Company’s management can not reasonably estimate the relating amount of the loss, if any, for the tax contingency. Accordingly, and based on its legal counsel opinion, the Company has not recorded an accrual for the said tax contingency.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	INCOME TAXES (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,

	2003	2004	2005

Current taxes	$42	$-	$-
Taxes in respect of prior years	(141)	460	624
Deferred income taxes (benefit)	(357)	1,647	-

	$(456)	$2,107	$624

Domestic	$(720)	$2,107	$754
Foreign	264	-	(130)

	$(456)	$2,107	$624

i.	Loss before taxes is comprised as follows:

	Year ended December 31,

	2003	2004	2005

Domestic	$(11,371)	$(17,605)	$(5,455)
Foreign	(19,165)	(9,782)	(999)

	$(30,536)	$(27,387)	$(6,454)

NOTE 12: –	SHAREHOLDERS’ EQUITY

a.	The Company’s Ordinary shares have been listed for trade on the NASDAQ National Market since TTI’s initial public offering (“IPO”) on December 4, 1996, under the symbol TTIL.

In 1999 and 2000, the Company effected two additional secondary offerings.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the Company’s general meeting and the right to receive dividends, if declared.

b.

On November 29, 2004, the Company entered into definitive agreements (“the Agreements”) to obtain $ 14,600 in equity financing, through the sale of 6,636,391 of Series A Convertible Preferred shares in a private placement to institutional investors (“the Preferred shares”). The Preferred shares are convertible into 6,636,391 Ordinary shares. In addition, holders of the Preferred shares were granted one warrant to purchase 0.4 Ordinary shares at an exercise price of $ 2.50 per share for each Preferred share owned at any time until January 2011 (“the Warrants”). The closing of the investment took place on January 3, 2005.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

The rights of the holders of the Preferred shares include, among other things, the following rights that are subject to certain limitations as described in the TTI’s articles:

1)	Weighted-average anti-dilution protection;
2)	Preference in the event of liquidation of the Company;
3)	Veto rights over certain material actions by the Company;
4)	The right to nominate one member of the Company’s Board of Directors.

As part of the Agreement, the placement agent of the investment was granted with warrants exercisable for the purchase of up to 371,678 of the Company’s Ordinary shares. The placement agent’s warrants are exercisable at a price per Ordinary share of $ 2.64, at any time until January 2009.

In the event that the closing bid price of the Company’s Ordinary shares (as defined in the warrant certificate) equals or exceeds two times the exercise price then in effect for twenty consecutive trading days (as defined in the warrant certificate) (“the Trading Period”) and the average trading volume of the Ordinary shares is at least 100,000 shares during the Trading Period, the Company, upon thirty days prior written notice (“the Notice Period”) given to the warrant holder within one business day immediately following the end of such Trading Period, may call the Warrants, at a redemption price equal to $ 0.01 per Ordinary share then purchasable. Notwithstanding any such notice by the Company, the warrant holder shall have the right to exercise the Warrants prior to the end of the Notice Period.

In connection with the issuance of the Preferred shares and the Warrants, the Company has applied EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” (“EITF 00-27”) which resulted in the recognition of $ 1,981 related to the beneficial conversion feature on the Preferred shares. The Company accounted for the beneficial conversion feature as a deemed dividend to the preferred shareholders of $ 1,981 and a credit to additional paid-in capital.

According to the Agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the U.S. Securities and Exchange Commission conducts a review) following the closing of the private placement transaction. The Company obtained effectiveness of the registration statement on May 24, 2005. Therefore, since May 4, 2005, the Company has been accruing liquidated damages at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement was not declared effective. The Company paid liquidated damages at a total amount of $ 194, which was recorded in the second quarter of 2005 as general and administrative expenses.

During the reported period, 2,000,000 Preferred shares were converted into the same number of the Company’s Ordinary shares. Subsequent to balance sheet date, 2,181,181 Preferred shares were converted into the same number of the Company’s Ordinary shares and 263,636 Warrants had been exercised into 263,636 Ordinary shares.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

c.	Share options:

Employee Share Option Plans:

During 1995, 1996, 1999, 2000 and 2001, the Board of Directors of the Company adopted share option plans (as amended “the Old Plans”) pursuant to which 2,325,515 Ordinary shares were reserved for issuance upon the exercise of options to be granted to certain directors and key employees of the Company and its subsidiaries. At the Company’s annual general shareholders’ meeting in December 2004, it was decided that there was no intention to grant any more options from the Old Plans and it was resolved to approve the 2004 share option plan (“the New Plan”), pursuant to which 1,000,000 Ordinary shares were reserved for issuance.

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

Pursuant to the New Plan, as of December 31, 2005, an aggregate of 725,000 options of the Company are still available for future grant.

Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

A summary of the stock option activities in 2003, 2004 and 2005 is as follows:

	Year ended December 31,

	2003		2004		2005

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the beginning of the year	612,426	$17.76	470,178	$18.72	374,133	$10.13
Granted	-	$-	321,000	$6.07	200,000	$3.50
Exercised	-	$-	(889)	$11.69	-	$-
Forfeited	(87,414)	$11.45	(167,311)	$10.69	(82,000)	$7.00
Expired	(54,834)	$19.60	(248,845)	$9.77	(101,800)	$21.02

Outstanding at the end of the year	470,178	$18.72	374,133	$10.13	390,333	$4.55

Options exercisable at the end of year	464,178	$18.71	123,883	$18.27	113,499	$5.05

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2005 have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of exercisable options

		years

$3.0	75,000	3.0	3.0	37,500	3.0
$3.5	200,000	3.5	3.5	16,666	3.5
$6.0 - 8.0	112,000	7.0	7.0	56,000	7.0
$20.0	3,333	20.0	20.0	3,333	20.0

	390,333	4.11	$4.55	113,499	$5.55

d.	Weighted-average fair values and exercise prices of options, whose exercise price equals or is below the market price of the shares on the date of grant are $ 0.

Weighted-average fair values and exercise prices of options, whose exercise price exceeds the market price of the shares on the date of grant are $ 0.9.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.

NOTE 13: –	RELATED PARTIES TRANSACTIONS AND BALANCES

Composition:

	December 31,

	2004	2005

Balances between Team and the Company (see 1 below)	$150	$29
Balance with related party shareholder (see 2 below)	-	338

Total	$150	$367

1.	Transactions and balances with Team:

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

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

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

In addition, Team supplies the Company with hardware, related software and support services for such hardware for the Company’s projects, in accordance with the agreement referred to above. Under the agreement between the Company and Team, the Company is required to pay for such hardware, related software and support services when it receives payment from its customers. In 2002, a disagreement arose between the Company and Team regarding whether the Company is required to pay Team for hardware and related software that it supplied to three of the Company’s major customers as part of projects for which the Company receives payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team on this issue, the Company agreed to pay Team the amount of $ 1,047 in respect of hardware and related software supplied by Team as part of the Company’s projects for these customers. Once the Company receives additional payments for these projects, it will be required to pay Team an additional payment based on Team’s pro rata share of the project. The aggregate additional amount that the Company may have to pay Team for all of these projects is $ 563.

In 2003, the Company paid Team $ 272 in respect of the above mentioned projects and executed a written agreement with Team.

Transactions between Team and its affiliates and the Company:

	Year ended December 31,

	2003	2004	2005

Revenues:
Commissions on product sales and payment for services	$157	$249	$93

General and administrative expenses:
Rent and maintenance	$1,440	$1,421	$1,379

Administrative and management services	$503	$207	$169

Purchase of equipment	$711	$555	$398

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	RELATED PARTY TRANSACTIONS AND BALANCES (Cont.)

	2.	Balance with related party shareholder:

During the years 1998 to 2000, the Company granted Mr. Shlomo Eisenberg (“Mr. Eisenberg”), the former chairman of the board of directors and a major shareholder of the Company, an aggregate of 105,000 options to purchase ordinary shares of the Company. In the years 2001 and 2002, Mr. Eisenberg exercised a portion of his options (“the Options”) and the Company withheld Israeli income tax from income realized by Mr. Eisenberg upon the exercise of the Options, as required under law.

Recently, the Company underwent a tax deductions audit by the Israeli Tax Authority (“ITA”). As a result of such audit, the ITA assessed an additional NIS 1.5 million ($325 as of December 31, 2005) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company’s tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

The Company believes that it is entitled to demand reimbursement for such additional withholding tax from Mr. Eisenberg. Accordingly, the Company intends to demand such reimbursement from Mr. Eisenberg and believes that the collection of the amount is probable.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Summary information about geographic areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003		2004		2005

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$3,357	$11,791	$4,200	$5,578	$3,065	$4,249
United States	18,091	734	14,112	533	17,004	453
Europe	12,047	20	11,541	8	11,536	4
Australia	1,913	42	3,310	34	2,466	23
South America	5,386	-	2,712	-	3,551	-
Far East	2,309	32	722	2	1,999	-
South Africa	2,764	-	1,201	-	3,605	-

	$45,867	$12,619	$37,798	$6,155	$43,226	$4,729

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,

	2003	2004	2005

Customer A	10%	9%	6%
Customer B	9%	16%	14%
Customer C	11%	4%	4%
Customer D *)	9%	7%	13%

*)	In 2003, the Company recorded revenues of 4% from an affiliate of Customer D.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

		Year ended December 31,

		2003	2004	2005

	Total cost	$10,512	$11,324	$9,166
	Less - grants and participations	194	580	30

	Research and development, net	$10,318	$10,744	$9,136

b.	Financial income (expenses):

	Financial expenses:
	Foreign currency translation adjustments	$(1,106)	$(568)	$(1,480)

	Financial income:
	Foreign currency translation adjustments	2,444	857	834
	Gain (loss) from sale of marketable securities	543	271	-
	Other than temporary decline in fair value of marketable securities	-	-	(301)
	Interest and other	912	766	1,100

		3,899	1,894	1,633

	Financial income, net	$2,793	$1,326	$153

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 16: –	RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

	a.	Effect on the statement of operations:

	Year ended December 31, 2005

	As reported	Adjustments	As per Israeli GAAP*

Net loss	$7,078	$(1,672)	$5,406

Basic and diluted net loss attributed to shareholders	$(0.72)	$0.43	$(0.29)

	Year ended December 31, 2004

	As reported	Adjustments	As per Israeli GAAP*)

Net loss	$29,494	$(1,763)	$27,731

	*)	Amounts in NIS presented in accordance with Israeli GAAP for all periods were translated into U.S. dollars according to the average exchange rate in the corresponding period.

b.	Effect on the balance sheet:

	December 31, 2005

	As reported	Adjustments	As per Israeli GAAP*

	Unaudited

Total equity	$32,443	$(59)	$32,384

	December 31, 2004

	As reported	Adjustments	As per Israeli GAAP*)

	Audited

Total equity	$26,293	$282	$26,575

*)	Amounts in NIS presented in accordance with Israeli GAAP were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 16: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

	c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP, as follows:

1)

Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP, non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the statement of operations. The effect on net loss for the year ended December 31, 2005, amounted to an increase in loss of approximately $ 110.

2)

According to US GAAP, the net loss used to compute the net loss per share is the net loss attributed to Ordinary shareholders after deducting the deemed dividend associated with the beneficial conversion feature of the Preferred shares. In addition, the Preferred shares are not included in the computation of the basic net loss per share since the Preferred shares have no contractual obligation to participate in the Company’s losses. According to Israeli GAAP, the net loss used to compute the net loss per share is not affected by the deemed dividend and the Preferred shares are included in the computation of the basic net loss per share.

3)

According to U.S. GAAP, the Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. In Israel, no directives were determined for reporting based on functional currency. Since the Company does not comply with Section 29a to Opinion 36 of the Institute of Certified Public Accountants in Israel, the Company reports according to Standard 12 and 13 of the Israel Accounting Standards Board in reported NIS.

		4)	Disclosure of the effects of new Accounting Standards prior to their adoption:

			a)	Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”:

In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (“the Standard”).

The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date”).

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 16: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

This Standard prescribes principles for the presentation of financial instruments and identifies the information that should be disclosed about them in the financial statements. The presentation principles apply to the classification of financial instruments or their component parts, on initial recognition as a financial liability, financial asset or equity instrument; the classification of related interest, dividends, losses and gains; and the circumstances in which a financial asset and a financial liability should be offset.

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

	b)	Accounting Standard No. 24, “Share-Based Payment”:

In September 2005, the Israel Accounting Standards Board issued Accounting Standard No. 24, “Share-Based Payment” (“the Standard”). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date”).

The Standard prescribes that transactions with employees or others which supply similar services in return for equity instruments should be measured according to their fair value on the date in which such equity instruments were granted. The Standard also prescribes certain requirements if the terms of an option or share grant are modified. As for share-based transactions with parties other than employees, the fair value of the goods or services received must be measured upon receipt. Furthermore, if the equity instruments granted do not vest until the counterparty completes a specified period of service, the services will be recognized in the financial statements over the vesting period

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

	c)	Accounting Standard No. 25, “Revenues”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, “Revenues” (“the Standard”).

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 16: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the criteria for recognizing each type of revenue. The basic principle is that revenues should be measured at the fair value of the consideration received and/or receivable. If the consideration is not received on the date of the transaction, the revenue should be measured by discounting the future consideration using the prevailing market rate of interest. The Standard also prescribes that in cases where components of one transaction may be separately identified, revenue should be measured separately for each component if that reflects the substance of the transaction. The Standard stipulates that revenues recognized in the financial statements should only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

The Standard and Interpretation will be applicable to financial statements for periods beginning on January 1, 2006 and thereafter.

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee”:

In March 2006, the Israel Accounting Standards Board published Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee” (“the Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2006 (“the effective date”).

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

	d.	Accounting Standard No. 21, “Earnings per Share”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, “Earnings per Share” (“the Standard”), which prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 16: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

According to the Standard, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share are to include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period, are to be included in diluted earnings per share up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to the Standard, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also includes adjustments to earnings.

This Standard is applicable to financial statements for periods beginning on January 1, 2006 and thereafter. Comparative data for earnings per share are to be retrospectively restated.