Form 20-F
period 2006-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2007-03-29
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13(b) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ................................

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
16,000,428 Ordinary Shares, par value NIS 0.5 per share

2,936,389 Series A Convertible Preferred Shares, par value NIS 0.5 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

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

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A. Major Shareholders	50
B. Related Party Transactions	52
C. Interests of Experts and Counsel	54
Item 8. FINANCIAL INFORMATION	54
A. Consolidated Statements and Other Financial Information	54
B. Significant Changes	56
Item 9. THE OFFER AND LISTING	56
A. Offer and Listing Details	56
B. Plan of Distribution	56
C. Markets	57
D. Selling Shareholders	57
E. Dilution	57
F. Expenses of the Issue	57
Item 10. ADDITIONAL INFORMATION	57
A. Share Capital	57
B. Memorandum and Articles of Association	57
C. Material Contracts	62
D. Exchange Controls	63
E. Taxation	63
F. Dividends and Paying Agents	70
G. Statement by Experts	71
H. Documents on Display	71
I. Subsidiary Information	71
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71

INTRODUCTION

        Unless the context otherwise requires, all references in this annual report to:

—	"TTI," "us," "we," and "our" refer to TTI Team Telecom International Ltd. and its subsidiaries;

—	"ordinary shares" are to our ordinary shares, par value NIS 0.5 per share;

—	"Series A Preferred Shares" are to our Series A Convertible Preferred Shares, par value NIS 0.5 per share;

—	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

—	the "SEC" are to the United States Securities and Exchange Commission;

—	"NASDAQ" are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

—	"dollars" or "$" are to United States dollars; and

—	"NIS" or "shekel" are to New Israeli Shekels.

        Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States, or GAAP. On March 27, 2007, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.18 to $1.00.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Statements in this annual report that are not statements of historical or current facts are "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements include but are not limited to statements concerning our business outlook or future economic performance; future payments under contractual obligations, anticipated revenues, expenses or other financial items; and introductions and advancements in development of products, and plans, and objectives related thereto. In some cases, you can identify forward-looking statements by our use of words such as "expect," "anticipate," "believe," "intend," "plan," "seek" and "estimate" and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under "Item 3D - Risk Factors" in this annual report as well as those discussed elsewhere in this annual report or in our reports on Form 6-K submitted to the SEC. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A. Selected Financial Data.

The tables that follow present portions of our financial statements and are not complete. The following selected financial data should be read together with our consolidated financial statements, notes to our consolidated financial statements and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We derived the selected consolidated statements of operations data set forth below for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, which have been prepared in accordance with GAAP, from our audited consolidated financial statements, which are included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004, which have been prepared in accordance with GAAP, from audited consolidated financial statements that are not included in this annual report.

	December 31, (dollars in thousands, except for share data)
	2002	2003	2004	2005	2006

Statement of Income Data:
Revenues:
Products	$47,021	$33,831	$21,670	$25,317	$27,554
Services	11,320	12,036	16,128	17,909	18,560

Total revenues	58,341	45,867	37,798	43,226	46,114
Cost of revenues:
Products	27,398	29,619	16,645	13,015	14,783
Services	5,675	6,368	9,719	9,203	9,571
Impairment of capitalized software	--	5,864	3,597	177	--

Total cost of revenues	33,073	41,851	29,961	22,395	24,354

Gross profit	25,268	4,016	7,837	20,831	21,760

Operating expenses:
Research and development, net	7,958	10,318	10,744	9,136	9,578
Selling and marketing	17,725	19,465	19,220	11,977	10,214
General and administrative	6,980	6,333	6,636	6,325	6,679
Impairment of goodwill	--	1,052	--	--	--
Allowance for doubtful accounts and
bad debt write-off	7,456	177	(50)	--	--

Total operating expenses	40,119	37,345	36,550	27,438	26,471

Operating loss	(14,851)	(33,329)	(28,713)	(6,607)	(4,711)
Other income					150
Financial income, net	3,412	2,793	1,326	153	662

loss before income taxes	(11,439)	(30,536)	(27,387)	(6,454)	(3,899)
Income taxes (benefit)	(585)	(456)	2,107	624	(96)

Netloss	$(10,854)	$(30,080)	$(29,494)	(7,078)	(3,803)

Deemed dividend associated with Beneficial
Conversion Feature	--	--	--	(1,981)	--
Net loss attributable to ordinary
shareholders	$(10,854)	$(30,080)	$(29,494)	(9,059)	(3,803)

Net Basic and diluted loss attributable to
ordinary shareholders	$(0.92)	$(2.53)	$(2.48)	(0.72)	(0.20)

Weighted average number of shares used in
computing:
Basic net and diluted earnings (loss) per
share attributed to ordinary
shareholders	11,853	11,872	11,873	12,577	15,076

	December 31, (dollars in thousands)
	2002	2003	2004	2005	2006

Balance Sheet Data:
Cash and cash equivalents	$33,972	$13,901	$5,472	$18,034	$31,410
Short term bank deposits	1,229	4,365	2,372	1,973	984
Marketable securities	12,889	15,767	12,626	15,713	--
Short-term bank debt	--	--	967	--	--
Working capital	60,475	38,570	16,806	23,613	24,462
Total assets	104,465	76,606	46,497	55,851	53,585
Shareholders' equity	86,268	55,789	26,293	32,443	30,495

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Our Industry

We have a history of net losses and may not achieve or sustain profitability in the future.

We incurred net losses of $29.5 million in 2004, $9.1 million in 2005 and $3.8 million in 2006. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our share price. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses. In addition, our operating results may be adversely affected by timing of sales of our products or a shift in our mix of products and services.

We depend on a small number of customers for a large portion of our revenues and the loss of any one major customer would decrease our revenues.

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 43% of our total revenues in 2004, 47% of our total revenues in 2005 and 42% of our total revenues in 2006. Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

Our customers are concentrated in the public carrier communications industry and, accordingly, trends in this industry could have a material adverse effect on our results of operations.

Spending in the global operational support system, or OSS, market in which we operate is built on the need for service providers to support new services and network equipment. In the past few years, we have identified a slow down in global OSS spending which was overturned by a slight recovery starting 2004. However, we are unable to predict these trends or the extent of the impact that they may have on our results of operations. Nevertheless, if a slow-down in capital expenditures in the OSS market resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

Recently, the communications service provider industry has undergone a period of consolidation and mergers. Consolidations and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

Our customers are concentrated in the public carrier communications market. The communications service provider industry is currently undergoing a period of consolidation and mergers. Examples of this trend are the SBC merger with AT&T (November 2005) and the AT&T merger with Belsouth (December 2006). Consolidations and mergers of the providers will result in less potential customers and less networks to monitor and manage. Furthermore, the resulting consolidation and merger of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In addition, in the past two years, we have identified a trend of consolidation and acquisition in the OSS market. Examples of this trend are the IBM acquisition of Micromuse (December 2005) and the IBM acquisition of Vallemt (December 2006). These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger oracquisition, whether friendly or not, is also a realistic scenario that could affect our customers’ acceptance and our financial performance.

We may need additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

In January 2005, we closed a private placement transaction in which we raised approximately $14.6 million. Although we currently believe that we have sufficient capital to finance our operations for at least the next twelve months, we may need to raise additional capital in the near future. For example, if our cash flows are less than expected, we may need to raise additional funds to respond to unforeseen technological or marketing hurdles, satisfy unforeseen liabilities, or take advantage of unanticipated opportunities. We may not be able to obtain funds at the time or times needed on terms acceptable to us, or at all. If we are unable to obtain adequate funds on acceptable terms, we may not be able to take advantage of market opportunities, develop new products, or otherwise respond to competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders would be diluted.

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

Our future success depends on our ability to keep pace with technological changes and emerging industry standards.

The market for our products is characterized by:

—	emergence of new types of networks and services;

—	changing services and technologies;

—	evolving industry standards;

—	changing regulatory environments; and

—	rapid changes in communications service providers' requirements.

In addition, the introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues. Accordingly, our financial performance and growth is dependent on our ability to, among other things:

—	enhance and improve our existing products;

—	develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards, including next-generation and third-generation (3G) networks;

—	address the increasingly sophisticated needs of our customers;

—	incorporate new technologies and new infrastructures; and

—	develop new interfaces between our products and complimentary products.

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

Our quarterly and annual operating results have varied significantly in the past as a result of many factors, many of which are outside of our control. In particular, the high project prices and the low number of such projects sold, as well as the timing of sales, can produce significant fluctuations in our quarter-to-quarter and year-to-year financial performance. These fluctuations may increase in the future if we succeed in obtaining larger contracts for projects. The fact that a significant portion of our revenues has been, and is expected to continue to be, derived from substantial orders placed by a few customers exaggerates these fluctuations. The timing and amount of such orders and their fulfillment have caused and will continue to cause material fluctuations in our operating results, particularly on a quarterly basis. Our stock price may also vary significantly as a result of misinterpretation by potential investors of period-to-period comparisons.

We depend on strategic relationships and our revenues may be reduced if such relationships are not successful. In addition, our future growth will depend in part on our ability to form new strategic relationships or exploit indirect sales channels that will market our products effectively.

Our sales strategy includes direct sales to customers as well as sales through original equipment, system integrators and other indirect channels for sales and support of our products. Specifically, we rely on strategic relationships with system integrators and hardware vendors, such as Nortel and Siemens, to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

Our current customers are located in about 20 countries worldwide and we are seeking to expand into other markets. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future. However, we may not be able to sustain or increase revenues derived from our international operations. In addition, as we conduct business globally, our future results could be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

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

We may not be able to effectively manage these risks and these risks may lead to disputes with our customers and suppliers. This may have an adverse effect on our operational margins.

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

We occasionally perform a large amount of our obligations to customers before we receive payment, and in some instances we commence our performance before we have concluded a written agreement with a customer, which forces us to finance our performance and risk nonpayment.

We occasionally perform a large amount of our obligations to customers before receiving payment. In some instances, we incur certain expenses prior to concluding a written agreement with a customer. Because of this, we must finance the costs of performing under our customer agreements, and risk nonpayment. Although our customers are generally large companies, they may not pay our fees when due. Payment of our fees is generally not secured or guaranteed. Delayed payment or failure to receive payment may strain our finances.

Some of our customers may terminate their agreements with us after we have partially performed under such agreements, and in such event, we may have difficulty recovering our costs and may lose future revenues.

In order to continue to sell our products in a competitive industry, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with payments covering only costs incurred by us up to the date of termination. Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs up to the date of any termination, despite a customer’s obligation to reimburse us. In such event, we may have reduced future revenues. For example, see the discussion regarding the termination of a contract with a major customer in “Item 8A – Legal Proceedings.”

We may not be able to compete successfully in the highly competitive markets for our products.

The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the markets for network management system, or NMS, OSS, and business support system, or BSS. Our current and potential competitors include:

—	organizations’ information technology, or IT, departments, some of which may be our customers or prospective customers, that provide or may attempt to develop NMS, OSS and BSS applications for their particular internal needs;

—	providers of NMS, OSS and BSS, such as Agilent Technologies, Syndesis Ltd, Hewlett-Packard, Infovista, Oracle (Metasolv), IBM (Micromuse, Vallent) and Telecordia Technology;

—	communications equipment vendors, such as Nortel, Ericsson, Nokia and Lucent Technologies;

—	systems integrators who provide programming services to develop customer-specific applications, such as CMGLogica, BusinessEdge, Accenture, Cap Gemini and IBM Global Services; and

—	managed service providers, such as Nortel and Ericsson, that offer their customers management services on top of their networks rather than building their own network operation center, or NOC, and purchasing an independent management system.

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

In March 2005, Menahem Tirosh resigned from his position as our Chief Executive Officer. Meir Lipshes served as our acting Chief Executive Officer from March 2005 to November 2005. From December 2005 to November 2006, Ruben Markus served as our Chief Executive Officer until his resignation and, since December 2006, Meir Lipshes is serving again as our acting Chief Executive Officer. In addition, during 2006, several other members of our senior management left the employment of the Company and as a result, we employed several new high-level officers in 2006. The difficulties inherent in selecting a suitable Chief Executive Officer and other members of the management team, transitioning the Company under the leadership of new management, and assimilating new management personnel into the Company’s corporate culture could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

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

Our success and ability to compete depend in part on our proprietary software technology. We currently have only one registered patent. To protect our proprietary rights, we rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures.

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

We rely on our proprietary software technology, including software that we license from third parties, to compete in our markets. We are subject to a number of risks relating to intellectual property rights, including the following:

—	we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps;

—	we may inadvertently violate the intellectual property rights of other parties and other parties may assert infringement claims against us;

—	if we violate the intellectual property rights of other parties we may be required to modify our products or intellectual property or obtain a license to permit their continued use;

—	any future litigation to defend us against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail or are entitled to indemnification from third parties in connection therewith; and

—	determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from manufacturing, selling or using our products.

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

A shareholder class action lawsuit was filed in September 2004 against us, Team Software Industries Ltd., which was then our principal shareholder, and certain of our executive officers. The lawsuit alleges that material misrepresentations and omissions concerning our operations and performance artificially inflated our stock price, causing damages to investors. We filed a motion to dismiss the complaint which motion was granted by an opinion on October 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 2006. We filed a motion to dismiss the second amended and consolidated complaint on January 2007. Based on our review of the second amended and consolidated complaint, we believe that the claims are without merit and intend to vigorously defend the action. However, this purported class action is at an early stage and we cannot predict the outcome of this dispute. In the event of an unfavorable resolution, we may be required to pay damages and other costs in excess of the amounts covered by our insurance. In addition, the defense of this action may divert the attention of some of our management from other aspects of our business. Accordingly, this action could have a materially adverse effect on our results of operations and financial condition.

We may not be successful in our ongoing lawsuit with a former major customer.

In November 2002, we received a letter from a major customer notifying us of the termination of an agreement for the supply by us of a Manager of Managers, or MOM system, and its intention to call the 1 million British pound performance bond issued by a bank on our behalf under the agreement. We believe that the customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement. We filed an application in an English court on November 2002, requesting an injunction to prevent the customer from calling the bond. On January 2003, an order was issued denying our request for the injunction to continue, on a number of grounds, including that our submissions were fact-based and related to the merits of the termination and not the procedural validity of the termination or the conformity of the written notice with the requirements of the agreement. Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement.

Our management believes, in light of the facts surrounding our relationship with this customer, and following consultations with legal counsel, that we have reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The claim and particulars were served on the customer in December 2005 asking the court to award us approximately £10.5 million (GBP). In March 2006 we were served with the customer’s defense and a£12.4 million (GBP) counterclaim. The trial is expected to take place in London in October 2007. We can not assure you regarding the outcome of this proceeding.

We have not yet completed our evaluation of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act .

        We are considered a “non-accelerated filer” under applicable SEC rules. As such, we are required to comply with internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the following manner: reporting by management under Section 404(a) of the Sarbanes-Oxley Act will be required for thefiscal year ending on December 31, 2007 and attestation by our auditors under Section 404(b) of the Sarbanes-Oxley Act will be required for the fiscal year ending December 31, 2008. We have begun to evaluate whether our existing internal control over financial reporting systems is compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context, additional commitment of management’s time and may need to hire additional qualified personnel in order to achieve compliance with Section 404. If we are unable to implement these changes effectively or efficiently, or if our internal control is found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditor.

Risks Relating to Operations in Israel

Conditions in Israel could harm our results of operations.

We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence and hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens and several Arab countries. The establishment in early 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In July 2006, an armed conflict has took place between Israel and Hezbollah, an Islamic movement based in Lebanon, which included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities.

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

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. Even if we perform hedging transactions, they may not adequately protect us from the effects of inflation in Israel.

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

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. We were obligated to pay royalties with respect to revenues derived from from products developed with the grants received. As of December 31, 2006, we did not pay or accrue any royalties to the Chief Scientist. However, the terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

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

It may be difficult to enforce a U.S. judgment against our officers, our directors and us or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	The judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of Israeli law could delay, prevent or make difficult a merger or other business combination.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10B. “Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli Law.”

We may be required to pay additional taxes relating to certain relocation expenses.

We have assessed that a tax exposure contingency may exist with regard to relocation expenses of certain of our subsidiaries’ employees and former employees. We cannot reasonably estimate the related amount of loss, if any, for the tax contingency. Accordingly, and based on our legal counsel’s opinion, we have not recorded an accrual for the said tax contingency. If we are required to pay additional taxes on account of this contingency, our future results may be adversely affected

Risks Related to the Market for Our Ordinary Shares

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

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2006, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares or valuing our assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Substantial future sales of our ordinary shares may depress our share price.

As of March 21, 2007, we had approximately 16.0 million ordinary shares issued and outstanding and approximately 6.6 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants or which are issuable upon conversion of outstanding Series A Preferred Shares. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and options or Series A Preferred Shares will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of outstanding Series A Preferred Shares, or upon the exercise of warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate. Furthermore, as described in Item 7B – “Related Party Transactions”, certain of our shareholders have registration rights with respect to approximately 3.3 million of our ordinary shares. Upon registration and effectiveness of the registration statement covering such shares, these shares will become freely tradeable for as long as the registration statement is effective.

One person beneficially owns a substantial amount of our shares and may influence our affairs.

As of March 21, 2007, Shlomo Eisenberg, the former chairman of our board of directors, beneficially owned 4,229,142 ordinary shares, which represents approximately 22.3% of our voting power. As a result, he may have an influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

The rights of the holders of our Series A Preferred Shares are superior to those of the holders of our ordinary shares.

In December 2004, we issued 6,636,389 Series A Preferred Shares to the investors in the private placement transaction described elsewhere in this annual report. As of March 21, 2007, 2,936,389 Series A Preferred Shares remain outstanding. The preferential rights of the Series A Preferred Shares currently include, among others:

—	weighted-average anti-dilution protection in the event that we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders; and

—	a preference in the event we are liquidated, which could result in the holders of our ordinary shares recovering a lesser amount in the event of our liquidation than they would have received had we not issued the Series A Preferred Shares.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Item 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel in February 1990. We are domiciled in Israel and our legal form is a company limited by shares. Our registered office is located at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512 Israel, and our telephone number is +972-3-926-9700. Our address on the Internet is http://www.tti-telecom.com. The information on our website is not incorporated by reference into this annual report.

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., or Team Computers, after having operated as a division of Team Computers since 1988. In April 2005, Team Computers distributed most of the ordinary shares of TTI held by it to Team Computers’ shareholders, and we ceased to be a subsidiary thereof.

In December 1996, we conducted the initial public offering of our ordinary shares, in which 2,000,000 ordinary shares were issued and sold by us at the price of $6.25 per share. In connection with this offering, Team Computers sold 825,000 ordinary shares at the price of $6.25 per share.

In February 1999, we conducted a follow-on public offering of our ordinary shares, in which 1,150,000 ordinary shares were issued and sold by us at the price of $7.875 per share.

In March 2000, we conducted a follow-on public offering of our ordinary shares, in which 1,100,000 ordinary shares were issued and sold by us at the price of $34.875 per share. In connection with this offering, Team Computers sold 550,000 ordinary shares at the price of $34.875 per share.

In January 2005, we completed a private placement transaction in which we issued (i) 6,636,391 Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million and (ii) warrants to purchase up to 2,654,556 of our ordinary shares. For additional details about this transaction, see”Item 10C – Material Contracts – Private Placement of Series A Preferred Shares”.

During 2006, our capital expenditures totaled approximately $1.7 million (compared to $1.2 million during 2005 and $0.9 million during 2004), which was principally used for purchasing computers and peripheral equipment (including software and development tools) and motor vehicles. All of the above expenditures were paid from internally generated funds.

B. Business Overview

Introduction

We are a leading global provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers. With 15 years of experience delivering our products and solutions to industry leading companies in more than 20 countries, we have a proven track record managing some of the world’s largest, most complex networks.

Our Netrac products deliver service assurance and service fulfillment capabilities. Our Netrac software speeds problem detection and resolution, streamlines work processes, improves quality of service, and maximizes network uptime and availability. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure and to automate, simplify and manage the complex process of delivering multiple communications services over diverse networks. Our Netrac suite of products supports multi-vendor voice and data architectures over wireline, wireless, Internet Protocol, or IP, cable, digital subscriber line, or DSL and Voice Over IP, or VOIP, networks, allowing our customers to streamline operations and efficiently and rapidly roll out new services.

We have a significant installed base of solutions with approximately 50 customers, including some of the world’s largest communications service providers, commonly referred to as Tier 1 and Tier 2 operators. We have established working relationships with a number of leading network and communications equipment providers which allow us to provide end-to-end integrated solutions as well as stand-alone modules to meet our customers’ needs. Our Netrac products are based on proven technology, which, when combined with our professional service offerings, including customization, implementation and integration expertise and post-sales customer support, make us an attractive turn-key solution provider. Our turn-key solution usually incorporates third-party software and may incorporate services performed by third-party integrators or subcontractors. Our software products are designed to work with a wide range of network equipment manufacturers and varied technologies, thus increasing the potential market for our systems.

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

We continue to support our fulfillment products (modules), which are already deployed and used by customers throughout the world. In addition, we are occasionally cooperating with leading resource management/inventory providers in order to broaden and enhance our offering. Our Netrac service fulfillment products, consist of resource management, and service activation products, which enable network service providers to efficiently enter, manage and fulfill service orders for customers.

Our Netrac mediation products serve as the underlying support infrastructure for all products. They are uniquely capable of interacting with all network equipment using variety of protocols in a service provider’s multi-domain, multi-technology network – both collecting data and sending commands to the network elements and element managers.

Industry Background; Market Opportunity

In the recent years, communication service providers are upgrading their networks introducing new technologies such as Internet Protocol Television, or IPTV, 3G and IP multimedia subsystems, or IMS . These changes require adaptation of OSS systems to support new technologies and services. In addition, new markets emerge in developing countries (e.g. India, China, Africa and more) introducing new challenges and market potential.

Facing competition, the service providers, which depended on their ability to deploy their services rapidly and cost effectively without sacrificing quality, and the incumbents, which sought to protect their markets, placed a greater emphasis on customer satisfaction. It became imperative to deliver timely services to customers over efficient networks. The focus on customer service took place against a backdrop of increasing network complexity as voice and data transmissions converged and new services and technologies emerged. Concurrently, service providers sought to reduce their capital and operational expenditures and streamline their business processes to operate more efficiently and gain a competitive edge. OSS and BSS solutions maximize the return on invested capital by increasing the service provider’s efficiency and staff productivity, reducing operational costs and facilitating the rapid deployment of new services.

Our customers are concentrated in the public carrier communications market. The communications service provider industry is currently undergoing a period of consolidation and mergers. Examples of this trend are the SBC merger with AT&T (November 2005) and the AT&T merger with Belsouth (December 2006). Consolidations and mergers of the providers will result in less potential customers and less networks to monitor and manage. Furthermore, the resulting consolidation and merger of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In the past two years, we identified that the communications service provider industry is undergoing a period of consolidation and mergers. Consolidations and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results. In addition, the OSS market is undergoing a period of merger and acquisition deals, such as the IBM acquisition of Micromuse (December 2005) and the IBM acquisition of Vallent (December 2006). These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger oracquisition, whether friendly or not, is also a realistic scenario that could affect our customers’ acceptance and our financial performance.

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

Our Strategy

Our goal is to become the leading provider of innovative services assurance products and services, for next generation converged networks. Our strategy to achieve this goal contains the following key elements:

—	Expand and Enhance Product Offerings and Extend Technological Leadership. We intend to continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers. We are committed to keeping our products at the forefront of the industry by offering products that support new functionality services and technologies, including next-generation architectures and managed IP services. We intend to strive to build strong brand recognition for our products.

—	Capitalize on our Worldwide Customer Base. We intend to leverage our customer installed base, including many industry-leading Tier 1 and Tier 2 operators, for additional sales. We expect to leverage our relationships and proven track record to become their preferred choice for next-generation network solutions. In addition, positive referrals from our existing customers have historically resulted in new sales opportunities for us.

—	Expand Presence in New and Existing Markets. We plan to capitalize on our global sales and marketing presence to further penetrate markets, win new customers and broaden our installed base.

—	Leverage Installation Base for additional sales. We seek to continue to solidify and improve our existing relationships with Tier 1 and Tier 2 communications service providers worldwide. We will leverage our extensive installed base and new product offerings to build on these relationships and to penetrate other large communications service providers. By offering our products to a growing number of industry-leading communications service providers, we increase acceptance and demand for our products.

—	Expand and Develop Additional Strategic Alliances. Our strategic alliances with leading software and hardware vendors enable us to leverage the marketing strengths and customer base of our partners, thereby expanding our own installed base. Some of these partners and system integrators assist us in generating sales leads. We intend to strengthen our existing strategic partnerships and to create new alliances as a means of identifying new business opportunities and entering new markets.

Our Netrac Solutions

Our Netrac products, combined with our comprehensive professional service offerings, enable communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure, offer new services over complex networks and efficiently add new subscribers. Our expertise is derived from 15 years of experience in developing and implementing software solutions for diverse communications service providers around the world. We are currently leveraging this expertise and continue to develop our Next Generation OSS, or NGOSS family of products, including the NGN modules and features, to provide a comprehensive solution for next-generation architectures and managed IP services.

Our Netrac products are built on our Netrac infrastructure that provides our products graphical user interface, general system services (Authentication, Authorization and Audit) and a communications backbone. We continue in the process of moving from Power Builder based 2-tier architecture into a Java 2 Enterprise Edition, or J2EE based 3-tier architecture. J2EE is an industry recognized redevelopment environment and the Power Builder is an industry recognized development tool.

Our Netrac products provide the following advantages:

—	End-to-End Integrated and Modular Product Offering. Our Netrac suite of products is composed of products that may be used in any combination to suit a communications service provider’s specific business needs and budget. Our Netrac modules integrate with one another to provide either a comprehensive solution or address specific functions.

—	Advanced, Stand-Alone Products. Our Netrac products deliver functionality in the areas of service assurance and service fulfillment. Each product was developed based on years of accumulated experience in telecommunications and OSS development. In addition, we continuously enhance our products by incorporating customer-driven improvements derived from other projects.

—	Flexible Platform. Our modular system provides our customers with an easy way to add new functionality and services and adapt to new technologies, as well as a scalable system that can accommodate the addition of network elements and growth in subscribers.

—	Management of Existing and Next-Generation Networks. Our Netrac suite of products is designed to manage both legacy and next-generation networks via a unified management platform. As a result, communication service providers will be able to manage heterogeneous networks consisting of both their existing legacy networks and next-generation technologies, protect investments in legacy systems and facilitate the migration to next-generation architectures.

—	Convergence Networks. Our Netrac suite of products is designed to manage convergence (wireline and wireless) networks via one unified management platform. As a result, communication service providers will be able to manage heterogeneous networks consisting of both wireline and wireless technologies and protect investments in their systems.

—	Open Architecture. Netrac’s open mature Application Protocol Interfaces, or APIs enables communications service providers to integrate their internal and third party systems and applications with their OSS environments, allowing the exchange of information among these systems and applications. We continuously update our library of APIs, enabling interfaces with customers’ internal and third party software systems. We are active members of the Telemanagment Forum Multi-Technology Operations System Interface, or TMF MTOSI standards group and follow its API guidelines.

—	Cost Effectiveness and Maximizing Return on Investment. Our Netrac suite of products streamlines operations, improves service restoration times and automates time-consuming service provisioning and assurance processes, leading to cost reductions. Netrac’s libraries and ability to communicate with various network elements and technologies result in faster deployment of network devices and services, leading to faster time-to-revenue.

—	Professional Services Enabling Turn-Key Solutions. We deliver end-to-end integrated turn-key solutions to communications service providers which are tailored by our professional services team to meet our customers’ specific requirements. Our professional services include customization, implementation and integration of our products within a communications service provider’s existing OSS and BSS environment, along with specific functionality development according to customer’s requirements.

—	Rapidly Deployable Solutions. Our Netrac suite of products is network equipment vendor-independent and includes a pre-built set of modules and extensive libraries and applications, which enables communications service providers to rapidly and cost effectively deploy new network elements and services.

Products and Services

Our Netrac products are capable of service assurance, provisioning and activation and managing complex wireline and wireless networks encompassing various domains. Since the first quarter of 2003, we have been reducing our activities in the SS7 field; however, we continue to support existing customers.

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

Service Assurance Products

Our Netrac service assurance products, consisting of fault, performance and service management products, provides intelligence to help carriers proactively and strategically manage their businesses in a complex environment. Our service assurance products monitor and assure the quality of network services, measure and ensure that appropriate service level agreements, or SLAs, are enforced, enabling network service providers to rapidly and remotely identify and correct any network bottlenecks or failures.

Fault Management Products

Our Netrac fault management products detect alarms across all domains and alert controllers of impending faults. Our Fault Management (FaM) module comes with a packaged set of add-on modules that enable existing customers to leverage their investment in FaM for additional added-value benefits. The fault management products perform root-cause analysis, manage trouble tickets from creation to resolution and facilitate automatic response to network problems.

Our Netrac fault management products include the following:

—	Service Impact provides information on a problem’s impact on services and customers, thus enabling service status and management of corrective actions.

—	Fault Management (FaM) is a real-time alarm surveillance and management system that offers network operations center, or NOC, personnel an all-inclusive, prioritized view of alarms from various network domains and equipment. FaM also comes with alarm correlation capabilities that help reduce the volume of alarms that personnel have to handle.

—	Dashboard (FaM add-on module) is a Web based tool designed to provide a high-level, real-time view of the state of the network. From one screen whose view can be customized to suit user preferences, users can, among other things, see vital assurance statistics, filter and review active alarms and interact with the NOC message boards.

—	Reporter (FaM add-on module) is a Web based tool that provides insight into the network’s long-term behavior by producing informative reports.

—	Fam Analyzer (FaM add-on module) is a Web based tool that provides insight into the network’s long-term behavior. It comes with a built-in statistical engine, converts alarms and action events into counters which enables saving historical data for longer periods of time.

—	FaultPro (FaM add-on module) automates the resolution of recurring problems in the network. In full automatic mode, it transmits corrective commands to the network. In automatic or semi-automatic mode, FaultPro provides a list of possible corrective actions from which NOC personnel can select the most appropriate one.

—	Correlator+ TRS is an alarm correlation system that detects and isolates root-cause faults from the incoming alarm volume using network-wide topology data. Using information on the physical and logical connections that exist between network elements, Correlator +TRS reduces large alarm volumes into root-cause alarms, thus considerably shortening, Mean Time To Repair, or MTTR and the number of alarms operators must handle. The product includes a rich, out of the box, set of rules and scenarios supporting various technologies including Synchronous Digital Hierarchy, or SDH, Asynchronous Transfer Mode, or ATM, and IP.

—	Netrac Trouble Ticket (NeTkT) manages trouble tickets from creation through resolution. NeTkT allows communications service providers to implement the desired workflow in the problem resolution cycle and ensure the assignment of problems to the appropriate personnel.

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

Service Fulfillment Products

Our Netrac service fulfillment products, consisting of the NetSync product and service provisioning and activation products, enable network service providers to efficiently enter, manage and fulfill orders for services from their customers. Our provisioning products streamline the provisioning process end-to-end, from order intake to fulfillment. By automating time-consuming manual operations, our provisioning products allow operators to more quickly roll out services and meet customers’ demands promptly and cost-effectively.

In addition, we are also cooperating with leading resource management/inventory providers in order to broaden and enhance our service fulfillment product offering.

Our Netrac service fulfillment products include the NetSync, which synchronizes an inventory database with the actual network. Sync produces discrepancy reports that detail any inconsistencies between the inventory database and the actual network.

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

We deliver the expertise necessary to customize, integrate and implement our software solutions. As of December 31, 2006, our professional services personnel consisted of 154 people operating in North America, Europe, Latin America and the Asia/Pacific region (including Australia). We provide a comprehensive series of training courses to our customers, partners and employees to provide and enhance the knowledge and skills necessary to deploy, use and maintain our software solutions. Our training courses address the technical aspects of our products while providing examples of customer best practices and operational efficiencies. We also offer “Train-the-Trainer” programs to enable our customers to conduct their own internal end-user training.

Project Installation; Maintenance and Customer Support

There are three distinct periods which occur during the process of providing a solution to a customer: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. Each period is divided into several phases; the number of phases is determined by the complexity of the project. During the functional specification period, we define the specific requirements of the customer and becomes familiar with its network. During the implementation period, we perform the work necessary to bring the solution up to a point where it is ready to begin to operate using real customer data. At the time of installation, customers generally receive on-site training tailored to the user organization. We also offer supplementary training to clients on an as needed basis. During the stabilization period (which we refer to as a “warranty” period in many of our contracts with customers), we monitor the operation of the solution using real data, and performs the work necessary to ensure that the solution is stabilized and actually provides the functionality required by the particular customer. The stabilization period typically lasts approximately one year, but can be longer or shorter based on the particular solution. The project is considered completed when the stabilization period is over.

At the end of the warranty period (i.e., the stabilization period), the customer may elect to enter into a maintenance contract with us under which we offer support services, typically based on a percentage of the total license fee, but in some cases based on hourly rates. Our standard maintenance and support contract entitles the customer to unlimited telephone support, product updates and product maintenance during the support period. Support is provided via telephone, remote-access and e-mail. Most of our customers are covered by support contracts with, in some cases, services provided by local subcontractors.

Beyond support contracts, we also provide on-site network support for additional fees. Our site management services include:

—	system management;

—	configuration changes;

—	failure recovery;

—	performance tuning;

—	database administration support;

—	communications administration support; and

—	preventive maintenance activities.

Customers

Our primary customers are established, large communications service providers. Our customers include:

—	incumbent local exchange carriers, or ILECs;

—	competitive local exchange carriers, or CLECs;

—	long-distance carriers;

—	wireless service providers and resellers; and

—	managed services vendors.

Potential intermediary customers include system integrators and private network owners, such as financial institutions and governmental entities.

To date, we have approximately 50 customers of our software solutions in more than 20 countries (many of them are Tier 1 and Tier 2 communication service providers).

Sales and Marketing

We market our products and services to communications service providers. As a key part of our marketing strategy, we have established strategic alliances with leading software and hardware vendors and system integrators.

We have focused our direct sales activities on North America, Europe, Africa and the Asia Pacific region. Additionally, we market our products to communications service providers in Western and Eastern Europe and Asia/Pacific Rim through relationships with strategic partners and agents.

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

To date, we have been successful in penetrating markets in North and South America, Europe, Israel, South Africa, the Asia/Pacific and Australia. We have established offices in The Netherlands, South Africa, Australia, India, Sweden, Costa Rica and several locations in the United States. In addition, we have sales representatives and sales consultants located throughout the world, including in Russia, Ukraine, Romania, Greece and Poland.

As of December 31, 2006, we employed 42 sales and marketing personnel. To date, we have established relationships with many equipment, software and service providers, such as Nortel and Siemens. Through these alliances, we deliver a joint, comprehensive solution that builds on each respective company’s strengths and jointly market our products. We intend to strengthen our existing strategic relationships, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

Research and Development

Our research and development efforts are currently focused on developing our NGN modules and features to support next-generation technologies and managed IP services. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

As of December 31, 2006, we employed 123 full-time employees in research and development. We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our core capabilities include our:

—	ability to assess customers’ networks and understand their NMS, BSS and OSS requirements;

—	familiarity with a wide variety of communications protocols and interfaces;

—	ability to incorporate rule-based inference engines, data warehousing technology and replication tools into our Netrac solutions;

—	ability to adapt our products to different kinds of existing and next-generation wireline and wireless networks; and

—	expertise in utilizing leading programming languages, operating systems and databases to create user-friendly, distributed NMS, OSS and BSS solutions.

We reevaluate and enhance our product lines on an ongoing basis and seek to introduce new releases of each product regularly.

Gross research and development expenses were approximately $11.3 million, or 30% of our revenues, for the year ended December 31, 2004. Gross research and development expenses were approximately $9.2 million, or 21.2% of our revenues, for the year ended December 31, 2005. Gross research and development expenses were approximately $9.6 million, or 20.9% of our revenues, for the year ended December 31, 2006. We did not capitalize any amount invested for development in since 2003. We anticipate that we will continue to invest substantially amounts in research and development in future periods.

The government of Israel encourages research and development projects oriented toward producing systems and products for export. We received grants and participate in programs sponsored by the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, or the Chief Scientist; the BIRD Foundation; and the European Union. We have relied on these grants for the financing of a portion of our product development expenditures. Through December 2006 we recognized grants totaling $5.5 million from the Chief Scientist and the BIRD Foundation for the development of various aspects of our products.

In 2004, we received a grant of approximately $331,000 from the Chief Scientist, part of which relates to our participation in a consortium of companies (commonly referred to as MAGNET) engaged in the development of a management system for large networks. In 2005, we received a grant of approximately $537,000 from the Chief Scientist as part of our participation in the MAGNET program. In 2006, we received a grant of approximately $54,000 from the Chief Scientist as the last payment for our participation in the MAGNET program. We are not required to repay the MAGNET program grant nor are we required to pay any royalties in respect thereof.

During 2004, we received a grant of approximately $75,000 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We are not required to repay this grant nor are we required to pay any royalties in respect thereof. We did not receive any grants from the European Union since 2005.

As of December 31, 2006, our total contingent liability in respect of grants received from the Chief Scientist and the BIRD Foundation, net of royalties paid or accrued, was approximately $2.7 million. Although we have received grants in the past, and may continue to do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers. For additional details regarding terms and conditions relating to grants from the Chief Scientist, see “Item 5B – Grants from the Office of the Chief Scientist”.

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

Our current and prospective competitors offer a variety of solutions to address the communications service provider market and generally fall within four categories:

—	organizations’ internal IT departments, some of which may be our customers or prospective customers, that provide or may attempt to develop NMS, OSS and BSS applications for their particular needs;

—	providers of NMS, OSS and BSS applications, such as Syndesis Ltd, Agilent Technologies, Hewlett-Packard, Infovista, Oracle (Metasolv), IBM (Micromuse, Vallent) and Telecordia;

—	communications equipment vendors, such as Nortel, Ericsson, Nokia and Lucent Technologies;

—	systems integrators who provide programming services to develop customer-specific applications, such as LogicaCMG, BusinessEdge Solutions, Accenture, Cap Gemini and IBM Global Services; and

—	managed service providers, such as Nortel and Erricson, that offer their customers management services on top of their networks rather than building their own network operation center, or NOC, and purchasing an independent management system.

We believe that our product offerings in all of these categories are generally competitive on price and features and have certain advantages and disadvantages as compared to competitors’ products. In particular, we believe that our extensive experience in software development, and the fact that our sole focus is communication service providers, enables us to create products that meet our customers’ unique business and technological requirements.

Intellectual Property

We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have only one registered patent in the United States and one patent application pending in Europe. We have also obtained trademark registrations for Netrac®, and our logo in the United States  .

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

The steps we take to protect our proprietary technology may not prevent misappropriation of such technology, and such protections may not prevent competitors from developing products with functionality or features similar or superior to our products. For example, we currently have one patent application pending in Europe. If our pending patent application will be rejected, our ability to protect the proprietary information underlying such application may be limited. We believe that, because of the rapid pace of technological change in the market for our products, legal protections of our proprietary technology are less significant factors in our success than the knowledge, technical expertise, ability and experience of our employees, the frequency of product enhancements, timely introduction of new products and the quality of professional services and customer support we provide.

We develop customized solutions for certain customers to accommodate their specific requirements. Some of these customers retain certain intellectual property rights in such customized applications.

We believe that our products and trademarks do not infringe upon the proprietary rights of third parties and there are currently no pending claims to such effect. We may, however, receive future communications from third parties asserting that our products (including components we license from third parties that are embedded in our products) infringe, or may infringe, their proprietary rights. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could:

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

We rely on certain software that we license from third parties, including software that is embedded in our products or integrated with third party and internally developed software and used in our products to perform key functions. For instance, we have licensed databases from Oracle and Sybase and development tools from Sybase, InteliJ, Borland Microsoft, Actuate and ILOG. There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms or at all. In addition, to a certain extent we are dependent upon such third parties’ ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes.

C. Organizational Structure

A list of our subsidiaries appears in Exhibit 8 to this annual report.

D. Property, Plants and Equipment

We do not own any real property. Our principal facilities, in which our corporate headquarters are located, comprise approximately 50,100 square feet of office space, and are located in Petach Tikva, Israel. These facilities are subleased from Team Computers, our former largest beneficial shareholder, which sublease is scheduled to expire in August 2007. As we plan to relocate our principal facilities, in March 2007, we have entered into a new lease agreement. Under the lease, we will occupy, starting September 2007, approximately 48,000 square feet of office space in Rosh Haayin, Israel. The lease is scheduled to expire on in September 2014, and the annual rent is approximately $900,000.

We also lease a facility in Yokneham, Israel, used primarily as a development center, which occupies approximately 2,740 square feet. This lease is scheduled to expire in December 31, 2007.

We also lease the following facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 11,223 square feet in Atlanta, Georgia, USA; approximately 4,438 square feet in Lenexa, Kansas, USA; approximately 800 square feet in Sydney, Australia; approximately 1,000 square feet in San Jose, Costa Rica; approximately 1560 square feet in South Africa and 430 square feet in Sweden.

Our leasing expenses for all of our said facilities were approximately $1.4 million in 2006. We expect to pay total leasing expenses for our facilities of approximately $1.2 million in 2007.

Except as noted above, we believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

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

Overview

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., an Israeli publicly traded company, after having operated as a division of Team Computers since 1988. We are a leading global provider of OSS and BSS for telecommunications service providers.

Product revenues consist primarily of product license fees and fees for professional services required to customize our products for our customers. Service revenues consist of fees for customization, implementation, integration, development, training, consultancy, maintenance, and customer support. In some cases, we receive commissions from hardware vendors which are accounted for as either product or service revenues, depending upon the project. Our usual sale to a new customer ranges from $1 million to $6 million, depending upon the scope of the network and functionality required for a specific customer application. We believe that revenues from the license, service and support of our Netrac family of products will continue to account for most of our total revenues for the foreseeable future.

Our software licenses, in most cases, require customization, integration and installation. The revenues are recognized using contract accounting on a percentage of completion method based on the relationship of labor days incurred to total estimated labor days to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made when necessary in the period in which such losses are determined in the amount of the estimated loss on the entire contract. Revenues from maintenance and support contracts are recognized over the life of these contracts, which is typically one year, or at the time when our services are rendered.

Generally, the time elapsed from when we receive an order for our products to the completion of installation range from six to eighteen months. Under the terms of some of our contracts, we invoice our customers as we complete certain milestones, which on average occur every few months, or, in certain cases, after installation has been completed. We generally receive payment 30 to 120 days after we invoice customers. As a result, an average of five to six months passes between our performance of work and our receipt of payment.

Sales effected through our strategic relationships with partners such as Nortel and Siemens accounted for approximately 14% of our revenues in 2004, approximately 13% of our revenues in 2005 and approximately 12% of our revenues in 2006. The contractual terms of our arrangement with our strategic partners are similar to the terms of the arrangement with customers that are end-users (projects in which we act as the prime contractor).

A majority of our revenues is paid to us in U.S dollars or is U.S. dollar-linked. In addition, a substantial portion of our costs is incurred in U.S. dollars. Since the U.S. dollar is the primary currency in the economic environment in which we operate, the dollar is our functional and reporting currency. Accordingly, we remeasure monetary accounts maintained in currencies other than the U.S. dollar using the foreign exchange rate at the balance sheet date. We measure and record operational accounts and nonmonetary balance sheet accounts at the rate in effect at the date of the transaction. We report the effects of foreign currency remeasurement in current operations.

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

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2004, 2005 and 2006, we did not have such deferred costs.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. Since 2004, no such estimated losses were identified.

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

Marketable securities. We account for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” We determine the proper classification of investments in marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date. At December 31, 2005, all securities were designated as available-for-sale. Accordingly, the available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, accumulated other comprehensive income. However, in the case of an other than temporary decline in fair value, such decline will be reflected in the financial statements. Amortization of premium and accretion of discounts are included in financial income, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations. In 2005, a decline in value that was considered other than temporary of two of our available for sale securities resulted in reclassifying the accumulated unrealized loss of $301,000 relating to these investments. The amount was classified as financial expenses in the consolidated statement of operation. In 2006, we have recorded loss of approximately $1,167,000 from the sale of our marketable securities. The amount was classified as financial expenses in the consolidated statement of operation included in this annual report.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for stock-based compensation and fair value of our common stock

Prior to January 1, 2006, we accounted for our stock-based employee compensation plans using the intrinsic-value method of accounting set forth in Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized based on the excess, if any, of the fair value of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the shares. Generally, the exercise price for stock options granted to employees is higher than the fair market value of the shares at the date of grant, thereby resulting, under APB 25, in no recognition of compensation expense.

On each grant date, we determine the fair market value of the underlying common stock. In making that determination, we consider several factors, including transactions in our securities between unaffiliated third parties; the issuance to third parties of our convertible promissory notes, convertible notes and Series A Preferred Stock; the liquidation preference and other superior rights of the convertible notes and preferred stock; our operating and financial performance and other company-specific milestones; and market trends for public companies involved in similar businesses.

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment,” for all share option grants subsequent to that date. SFAS 123(R) requires us to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. We determined the fair value of all our option grants subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with SFAS 123(R), using the Black-Scholes valuation model, which requires us to make assumptions regarding items that are inherently uncertain such as the estimated term of the option, share price volatility, expected forfeiture rates and our expected dividend yield.

The computation of expected volatility is based on realized historical volatility of our stock prices. The computation of the forfeiture rate is based on the employees’ prior vesting termination behavior. We used the “simplified” method to establish the expected term of the awards as allowed under SAB 107. This approach means that the expected term would be the mid-point between the vesting date and the end of the contractual term.The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

While management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated. The Company recognized compensation expenses for the value of these awards, which has graded vesting, based on the accelerated attribution method over the requisite service period of each of the award, net of estimated forfeiters. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	2004	2005	2006

Revenues:
Product	57.3%	58.6%	59.8%
Service	42.7	41.4	40.2

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	44.0	30.1	32.1
Service	25.7	21.3	20.8
Impairment of capitalized software development costs	9.6	0.4	0

Total cost of revenues	79.3	51.8	52.8

Gross profit	20.7	48.2	47.2
Operating expenses:
Research and development, net	28.4	21.2	20.8
Selling and marketing	50.8	27.7	22.1
General and administrative	17.6	14.6	14.5

Total operating expenses	96.8	63.5	57.4

Operating loss	(76.0)	(15.3)	(10.2)
Other Income	--	--	0.3
Financial income, net	3.5	0.4	1.4

Loss before income taxes	(72.5)	(14.9)	(8.5)
Income taxes (benefit)	5.6	1.5	(0.2)

Net Loss	(78.0)%	(16.4)%	(8.2)%

Deemed dividend associated with BCF		(4.6)	-

Net Loss attributable to common shareholders	(78)	(21)	(8.2)

The following table sets forth a breakdown by geographical area of our revenues (including maintenance revenues) as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2004	2005	2006

Sales by Geographic Areas:
Israel	11.1%	7.1%	6.9%
United States	37.3	39.4	41.0
Europe	30.5	26.7	26.7
Australia	8.8	5.7	8.1
South America	7.2	8.2	6.7
Far East	1.9	4.6	3.5
South Africa	3.2	8.3	7.0
Total	100.0%	100.0%	100.0%

Comparison of 2004, 2005 and 2006

Revenues

	Year ended December 31,
($ in millions)	2004	2005	2006	% Change 2004 vs. 2005	% Change 2005 vs. 2006

Product sales	$21.7	$25.3	$27.5	16.6%	8.8%

Services	16.1	17.9	18.6	11.2%	3.6%

Total revenues	37.8	43.2	46.1	14.3%	6.7%

Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include fees for maintenance and customer support.

The increase in our product revenues and in our revenues from services in 2005 and 2006 compared to revenues in 2004 was primarily attributable to increased expenditures by communication service providers which resulted in additional sales of our products and to the improvement and optimization of our sales procedures.

Cost of Revenues

	Years ended December 31,
($ in millions)	2004	2005	2006	% Change 2004 vs. 2005	% Change 2005 vs. 2006

Cost of product sales	$16.6	$13.0	$14.8	(22)%	13.6%

Cost of services	9.7	9.2	9.6	(5)%	4.0%

Impairment of capitalized software development costs	3.6	0.2	0	(94)%	--

Total cost of revenues	30	22.4	24.4	(25)%	8.7%

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

We recorded charges during 2004 and 2005 in connection with the impairment of capitalized software development costs of the following software products (we did not capitalize any amount invested for development since 2003 and since 2006 we have not recorded any costs in connection with impairment of capitalized software development costs) :

Netrac 2

The Netrac 2 platform serves as the foundation for many of our products. Our products are divided into six families: Mediation, Service Management, Fault Management, Performance Management, xDR and Fulfillment. Each part of Netrac2 within the products varies as described in the products families descriptions.

ServiceView

The ServiceView line of products manages service availability and SLAs. Monitoring service levels helps service providers ensure that customers are benefiting from guaranteed quality of service. The Service management products detect services in danger of exceeding SLA thresholds and notify service providers of impending problems before customers are affected and SLAs are jeopardized.

The table below describes the impairment charges attributed to each product during 2004 and 2005:

U.S. Dollars in thousands)	2004	2005

Netrac 2	3,079	145

Service View	518	32

Total	3,597	177

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

2005: As we did not have any growth in revenues from the Service View product and as we expected that the capitalized value of the Service View product would be negligible, we decided to reduce to zero the remaining capitalized software value of Service View, in the amount of $32,000.

Estimate of Economic Lives

We assessed the recoverability of capitalized software development costs in accordance with SFAS 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeded the net realizable value.

A third party specialist performed the evaluation tests under SFAS 86. The evaluation date was December 31, 2004. In 2005, we did not perform evaluation tests as the amount of the unamortized capitalized cost recorder was negligible. Instead, we decided to rely on management’s evaluation.

The evaluations indicated that the net realizable value of each of the Netrac 2 technology and the ServiceView technology was lower than their unamortized capitalized costs. The evaluations were based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing of each of them. There were no changes in our estimations regarding the economic lives of these technologies and this estimations are still effective in 2006.

Changes in Cost of Sales:

Cost of sales declined from $30 million in 2004 to $22.4 million in 2005, resulting from our plan to reduce costs and increase efficiency in sales procedures and the additional termination of employees. Although cost of services was reduced only by approximately $500,000 in 2005 in comparison to 2004, the service sales increased by $1.8 million.

Product sales and cost of sales in 2006 increased from $22.4 million in 2005 to $24.3 million in 2006, primarily due to the increased sale activities associated with increased revenues in 2006 and certain projects and services that we provided during 2006 which were less profitable compared to projects performed in 2005. See also the discussion regarding Gross Profit below.

Gross Profit

($ in millions)	Years ended December 31,
	2004	2005	2006	% Change 2004 vs. 2005	% Change 2005 vs. 2006

Product sales	5.0	12.3	12.8	146%	3.8%
Services	6.4	8.7	9.0	36%	3.3%
Impairment of capitalized software development
costs	(3.6)	(0.2)	0	(0.9)%	-

Total gross profit	$7.8	$20.8	$21.8	167%	4.5%

Gross profit as a percentage of revenues

	Years ended December 31,
	2004	2005	2006

Product sales	23%	48.6%	46.3%
Services	40%	48.6%	48.4%
Total gross profit	21%	48.2%	47.2%

The total gross profit increased to $20.8 million in 2005 from $7.8 million in 2004. The increase in gross profit resulted from the increase in our revenues, and decrease in cost of sales, which resulted from a general improvement in the market condition, the completion of many ongoing projects and from our plan to reduce costs and increase efficiency in sales procedures, the additional termination of approximately 95 employees during 2005, and a significant investment in product development and in the implementation processes.

Total gross profit increased to $21.8 million in 2006 from $20.8 million (excluding impermanent of capitalized software included in 2005) in 2005. However, as a percentage of revenues, the gross profit decreased from 48.6% to 47.2% due to less profitable projects and services provided during 2006.

Operating Expenses

($ in millions)	Year ended December 31,
	2004	2005	2006	% Change 2004 vs. 2005	% Change 2005 vs. 2006

Research and development, net	$10.7	$9.1	$9.6	(15)%	5.5%
Selling and marketing	19.2	12.0	10.2	(37.5)%	(15)%

General and administrative	6.6	6.3	6.7	(4.5)%	6.3%

Total operating expenses	36.5	27.4	26.5	(24.9)%	(3.3)%

Research and Development Expenses, Net. research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

($ in millions)	Year ended December 31,
	2004	2005	2006

Total cost	$11.3	9.2	$9.7
Less grant participations	0.6	0.1	0.1
Research and development, net	10.7	9.1	9.6

Gross research and development expenditures increased 5% to $9.7 million in 2006, from $9.2 million in 2005. The increase in 2006 was primarily due to our investment of additional resources in improving our products, offering and infrastructures.

Gross research and development expenditures decreased 18.6% to $9.2 million in 2005, from $11.3 million in 2004, and were offset by $0.1 million in grants recognized in 2005, compared to an offset of $0.6 million in grants recognized in 2004. As a result, research and development expenses, net, decreased 15% to $9.1 million in 2005 from $10.7 million in 2004. The decrease in research and development net, in 2005 was primarily due to the termination of employment of approximately 44 employees during 2005, and other steps that we have taken, including embedding third party software in our products and improving our product development process. For further information, see below under the heading “Reaserch and Development.”

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 22.1% of total revenues in 2006, 27.8% of total revenues in 2005 and 51% of total revenues in 2004. The continuing decrease in selling and marketing expenses in 2006 and 2005 is primarily due to the steps taken by us, including improvements in our sales process and focusing on specific territories.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses decreased 4% to $6.3 million, or 14.6% of our total revenues in 2005, from $6.6 million, or 17.5% of total revenues in 2004. General and administrative expenses increased 5.6% to $6.7 million or 14.5% of our total revenues in 2006, from $6.3 million, or 14.6% of total revenues in 2005. The reason general and administrative expenses remained at approximately the same level in the last three years is due to our decision to maintain the critical mass necessary to manage and support our global business.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments, off-set by impairment of marketable securities, if any. Our financial income increased to $0.7 million in 2006 from $0.2 million in 2005 due to the selling of the marketable securities we held, during the third quarter of 2006, that were until such sale, subject to impairment and therefore offseted our financial income. Our financial income decreased to 0.2 million in 2005 from $1.3 million in 2004 due to impairment of marketable securities and the devaluation of the Euro and British Pound against the US Dollar.

Allowance for doubtful accounts and bad debt write off. The allowance for doubtful accounts consists of the balance of the unpaid sums primarily under our agreement with a major customer. In the past, we recorded in our financials approximately $6.8 million as allowance ,out of which $6.3 million are with respect to the said major customer. See the information about this customer set forth below under the heading “Item 8A – Legal Proceedings.” There was no allowance for doubtful accounts expenses since 2004.

Research and Development

We conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, the BIRD Foundation and the European Union. The Chief Scientist and the European Union provided grants of approximately $406,000 for the year ended December 31, 2004, approximately $537,000 for the year ended December 31, 2005 and approximately $54,000 for the year ended December 31, 2006. Of our total research and development expenses, these grants accounted 3.6% in 2004, 5.9% in 2005 and 0.6% in 2006.

With respect to grants we received from the Office of the Chief Scientist, we paid or accrued to the Israeli government approximately approximately $4,000 for the year ended December 31, 2004 and approximately $301,000 for the year ended December 31, 2005. We did not pay or accrue any amount for the year ended December 31, 2006. See “Item 5B – Grants from the Office of the Chief Scientist”.

We have also received royalty-bearing grants from the BIRD Foundation to be repaid at the rate of 3.5% to 5% of sales of products developed as a result of the research projects funded by the BIRD Foundation until a maximum of 150% of the U.S. dollar amount we received, linked to the United States consumer price index, is repaid. These royalty-bearing grants received for research and development are offset against our gross research and development expenditures. We paid or accrued to the BIRD Foundation approximately $6,000 for the year ended December 31, 2004, approximately $9,000 for the year ended December 31, 2005 and approximately $2,000 for the year ended December 31, 2006. We have not received grants from the BIRD Foundation since 1996.

We received grants of approximately $331,000 in 2004, approximately $537,000 in 2005 and approximately $54,000 in 2006, from the Chief Scientist, out of which approximately $331,000 in 2004 and $537,000 in 2005 was provided to us as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these MAGNET program grants, nor are we required to pay any royalties in respect thereof.

We received grants of approximately $75,000 in 2004 from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). We have not received any grant from the European Union since 2004. We are not required to repay these grants, nor are we required to pay any royalties in respect thereof.

Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, our facilities in Petach Tikva have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959, or the Investments Law. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities, as we intend to continue and file additional applications for approved enerpise in the future .

Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2013 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. The above benefits are conditioned upon our fulfillment of conditions stipulated by the Investments Law, the regulations promulgated thereunder and the instruments of approval for the specific investments in approved enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of benefits received, in whole or in part. If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if we had not chosen the alternative tax benefits (rate of 10% – 25% based on the percentage of foreign ownership) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

Our effective tax rate was 25% in 2003, but since we incurred losses in that year, we were not required to pay taxes, and we recorded deferred taxes expenses in the amount of $456,000. In 2004, we provided for a full valuation allowance against our deferred tax assets in the amount of $1.6 million because we did not believe that it is more likely than not that such deferred tax assets will be realized. In 2005 and 2006, we still provide for a full valuation allowance against our deferred tax assets.

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

The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31,
	2006	2005	2004	2003	2002

Inflation (Deflation)	(0.1)%	2.4%	1.2%	(1.9)%	6.5%
Devaluation (Revaluation)	(8.2)%	6.8%	(1.6)%	(7.6)%	7.3%
Inflation (devaluation) gap	8.1%	(4.4)%	2.8%	5.7%	(0.8)%

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

B. Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and bank deposits of $20.4 million at December 31, 2004, $36.6 million at December 31, 2005 and $32.5 million at December 31, 2006.

Our operating activities provided (used) cash of $(13.8) million for the year ended December 31, 2004, $4.7 million for the year ended December 31, 2005 and $(2.6) million for the year ended December 31, 2006.

Our capital expenditures were approximately $1.7 million in 2006, $1.1 million in 2005 and $0.9 million in 2004. We did not invest in improvements of leased premises in 2004. Our capital investments for improvements of leased premises were $0.6 million in 2005 and $0.02 million in 2006.

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

Management believes our cash, cash equivalents reserve, as well as cash flow from our operations in 2007 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

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

Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rates applicable to our programs range from 3% to 3.5%.

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

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law. In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

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

We currently employ 111 full-time employees in research and development. Gross research and development expenses were approximately $11.3 million, or 30% of our revenues, for the year ended December 31, 2004. Gross research and development expenses were approximately $9.2 million, or 21.2% of our revenues, for the year ended December 31, 2005. Gross research and development expenses were approximately $9.7 million, or 20.9% of our revenues, for the year ended December 31, 2006. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.” We anticipate that we will commit increasing amounts to research and development in future periods.

Since we received grants from the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an approval to perform any portion of them outside of Israel. Know-how from the research and development which is used to produce these products may not be transferred to third parties without the approval of the Chief Scientist. Approval is not required for the sale or export of any products resulting from the research and development based on these grants. For further information regarding the Chief Scientist, see “Item 5B – Liquidity and Capital Resources– Grants from the Office of the Chief Scientist.”

D. Trend Information

Spending in the global OSS market in which we operate is built on the need for service providers to support new services and network equipment. In the past few years, we have identified a slow down in global OSS spending which was overturned by a slight recovery starting 2004. However, we are unable to predict these trends or the extent of the impact that they may have on our results of operations. Nevertheless, if a slow-down in capital expenditures in the OSS market resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

The communications service provider industry is currently undergoing a period of consolidation and mergers. Examples of this trend are the SBC merger with AT&T (November 2005) and the AT&T merger with Belsouth ( December 2006). Consolidations and mergers of the providers will result in less potential customers and less networks to monitor and manage. Furthermore, the resulting consolidation and merger of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In addition, in the past two years, we have identified a trend of consolidation and acquisition in the OSS market. Examples of this trend are the IBM acquisition of Micromuse (December 2005) and the IBM acquisition of Vallemt (December 2006). These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger oracquisition, whether friendly or not, is also a realistic scenario that could affect our customers’ acceptance and our financial performance.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2006, our known contractual obligations by type of obligation and for the periods indicated:

	Payment due by period (in thousands US$)
Contractual Obligations	Total	Less than 1 year	1-3 years		3-5 years		more than 5 years

Operating Lease Obligations (facilities and vehicles)	2,415	1,016	1,142	*	257	*	-

* This amount does not include lease obligations from September 2007. We have signed a new lease agreement in March 2007, for an initial period of 7 years. We expect the lease obligations to be approximately $900,000 per year, linked to CPI.

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A – Operating Results – Research and Development.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position

Meir Lipshes	61	Chairman of the Board, acting Chief Executive Officer
Meir Dvir* (1)(2)	76	Director
Julie Kunstler*+(1)(2)	51	Director
Doron Zinger*+(1)(2)	54	Director
Ilan Toker	37	Director
Lior Bregman*(2)	48	Director
Israel Ofer	52	Chief Financial Officer
Michael Halperin	60	Vice President of International Sales
Moshe Moran	41	Executive Vice President America Sales and Marketing
Ronen Givon		Vice President of Business Development
Hanun Dvey-Aharon (3)	60	Vice President of Project Delivery and Research and Development Group
Shahar Ebel	36	Chief Technology Officer
Duby Yoely	46	Vice President Marketing and Solution Engineering

* Designated as an “independent director” in accordance with NASDAQ Marketplace Rules.

+ External director in accordance with the Companies Law.

(1) Member of audit committee

(2) Member of nomination and compensation committee

(3) Mr. Dvey-Aharon is expected to leave the Company during the second quarter of 2007

        Meir Lipshes serves as our acting Chief Executive Officer since December 2006 and as our Chairman of board of directors since January 2005. He has served as one of our directors since we commenced independent operations in September 1992. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004 and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes was one of the founders, and is a current shareholder, of Team Software, our former principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

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

        Julie Kunstler became a director in August 2006. She is the managing director and founder of Portview Communications Partners, a venture capital fund. From 1990 to 2002, she was the managing director of HK Catalyst Strategy & Finanace Ltd. Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions. Ms Kunstler serves on the board of three privately held companies; FiberZone Networks Ltd., Teknovus Inc and QST LLC. Ms. Kunstler holds a BA degree in urban planning from the University of Cincinnati and an MBA degree from University of Chicago.

        Doron Zinger became a director in 2004. Mr. Zinger serves as the chief executive officer of RiT Technologies Ltd., a NASDAQ-listed company engaged in providing physical network infrastructure control and management solutions. Mr Zinger is also a venture partner (Telecommunications) with Giza Venture Capital Fund, a member of the Board of Directors of Vsecure Ltd. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of Cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. Degree from The Technion Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

        Ilan Toker became a director in 2004. Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the President since 2002, and as the Chief Financial Officer since 2000. Since 1997 Mr. Toker has been the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.). Mr. Toker is the Chief Financial Officer of Team Computers and Systems Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.) Mr. Toker is a director in Hassin Esh Ceramic Products Company (1990) Ltd. Mr. Toker holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University.

        Lior Bregman became a director in 2004. From 1988 to 2001 Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort, with responsibility for its telecommunication equipment research effort in general, and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001 Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet and in Vocaltec. Mr. Bregman holds a B.A. degree from the Hebrew University of Jerusalem and an M.B.A. degree from Stanford University.

        Israel Ofer, Chief Financial Officer from 1996, joined us in September 1996. From 1984 to September 1996, Mr. Ofer was the Chief Financial Officer and Comptroller of TAT Technologies, a group of high-technology companies based in Israel and traded on NASDAQ and the Tel Aviv Stock Exchange. From 1982 to 1984, Mr. Ofer worked as Accounting Supervisor and Administrative Manager at Amcor Ltd., an Israeli appliance manufacturer. He was previously an accountant at Maadanot and an inspector at the Israeli Income Tax Authority. Mr. Ofer earned a B.A. degree in Finance and Accountancy from Tel Aviv University. He is a certified public accountant in Israel.

        Michael Halperin joined us as Vice President of Sales in January 2006. He brings with him over 25 years of experience in the communications and telecom industries. Prior to joining us, Mr. Halperin was employed as VP of Sales at ECI Telecom. Prior to ECI, Mr. Halperin served as Senior VP of Global Marketing & Sales at Enavis (an ECI subsidiary). From 1993 to 2001, he was VP of Global Sales & Marketing at the Transport Systems Business Unit/Division at Tadiran Telecom, which was later acquired by ECI. Mr. Halperin holds a B.Sc degree from The Technion – Israel Institute of Technology.

        Moshe Moran Executive Vice President, America Sales and Marketing since December 2005, joined us in 1994. Mr. Moran has managed our sales in North America since 2002. Since joining us, Mr. Moran has held several senior key leadership positions including product, project and customer support management, as well as sales. Mr. Moran has over 15 years of experience in the telecommunications and software industry. Prior to joining us, Mr. Moran worked in management and development positions in the software industry and in the Israeli military. Mr. Moran holds a B.Sc degree in Computer Engineering from The Technion – Israel Institute of Technology.

        Ronen Givon, Vice President of Business Development from December 2006, joined us in 1998. Mr. Givon served as our Account Manager in several project word-wide, and were responsible for special projects during the years (including contract negotiators). Prior to joining TTI, Mr.Givon worked 7 years in Digital Equipment Corporation (DEC) as presales engineer, project manager and program manager. Mr. Givon holds a BSc degree from Ben Gurion University.

        Hanun Dvey-Aharon, Vice President of Projects Delivery and Development Group from April 2005, joined us in March 2004. Hanun Dvey-Aharon brings more than 20 years of R&D management experience to the product group. Prior to joining us, Dr. Dvey-Aharon served from September 2000 to January 2004 as Associate Vice President Technology at Ofek, an NGN telecom professional services group. Prior to that, he worked at Telrad Networks as Director of Network Management Systems, and at Elbit Systems as Technical and Software Development Director. Dr. Dvey-Aharon holds a BSc degree in physics from the Technion-Israel Institute of Technology and an MSc degree in computer science from Case Western Reserve University.

        Shachar Ebel, Chief Technology Officer, joined us in March 2004. From 2000 to 2004, Mr. Ebel has held various positions at Ofek, the NGN Telecom Professional Services group, including Chief System Engineer and Senior OSS Consultant for Bezeq. Prior to that, Mr. Ebel was System Engineering Department Manager for OSS Solutions at Telrad Networks, where he was responsible for managing large-scale project engineering. Mr. Ebel holds a BSc degree in electronic engineering and an MBA degree from Tel Aviv University.

        Duby Yoely, Vice President Marketing and Solution Engineering from 2005, joined us in 2001 as Engineering Group Manager, responsible for telecom solutions and professional services. Since 2005 he has the responsibility for solution engineering (Pre-sale) and since the end of 2006 responsible for the marketing activities as well. He has held telecom management positions since 1989, when he joined Bezeq as an engineer. After ten years at Bezeq as NMC Engineer and then manager, Mr. Yoely joined Partner (Orange IL), where he started as NOC manager, taking part in building the new field of GSM operator network rollout. Mr. Yoely holds a BSc degree in electrical engineering from The Technion-Israel Institute of Technology.

There are no family relationships between any of the directors or members of senior management named above.

B. Compensation

Compensation to Directors:

In 2006, our directors, other than Meir Lipshes, received annual compensation of approximately $11,250 each and approximately $400 (approximately $200 per telephone meetings) per board meeting or per board committee meeting in which they participate. We paid our directors, other than Meir Lipshes, the aggregate amount of approximately $120,137 in 2006, out of which $101,119 was paid in respect of their services in 2006. Our directors, other than Meir Lipshes, will continue to receive the aforesaid compensation in 2007.

Total compensation paid to Meir Lipshes during 2006 was $200,279 compared to $274,607 in 2005. The total amount of the compensation paid during 2006 and 2005 includes pension, retirement and similar benefits. We pay Meir Lipshes a monthly management fee of NIS 80,000 (approximately $18,935 according to the exchange rate prevailing on December 31, 2006) linked to the Consumer Price Index, or CPI, plus applicable social benefits.

In November 2004, our board of directors authorized the grant of options to purchase up to an additional 75,000 ordinary shares to Meir Lipshes, at an exercise price of $3 per share. On December 29, 2004, the option grant to Meir Lipshes was approved by our shareholders. All of the options granted to Meir Lipshes have vested.The options expire on October 15, 2008.

In November 2006, our board of directors authorized the grant of options to purchase up to 15,000 ordinary shares to each of our directors (except for Meir Lipshes), at an exercise price of $3.5 per share. In December 2006, the grant was approved by our shareholders. However, one of our directors, Ilan Toker, decided to waive his right to receive these options. The options granted to the directors, in a total amount of 60,000, vest over a period of 3 years and shall expire in November 2011.

Compensation to executive officers:

Total compensation during 2006 to the members of senior management amounted to approximately $1.7 million. This amount includes approximately $467,000 set aside by us to provide special bonuses, pension, retirement and similar benefits. These figures for compensation include amounts paid in 2006 to members of senior management whom we no longer employ.

Our employment agreements with our executive officers located in Israel, provide for standard Israeli benefits, including, among other things, managers’ insurance and educational fund payments. We make payments in this context as follows: pension – 5.0% of gross salary; severance pay – 8.33% of gross salary; loss of earning capacity – up to 2.5% of gross salary; and educational fund – 7.5% of gross salary. With respect to some of our employees, such payments are made based on 75% to 85% of their gross salary.

In May 2004, certain of these members of senior management (other than Meir Lipshes) were granted options to purchase a total of up to 80,000 ordinary shares for an exercise price of either $6 or the higher of $8 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005).All of these options have vested. These options expire on September 30, 2009.

During 2006, certain of our executive officers were granted options to purchase a total of up to 245,000 ordinary shares for an exercise price of $3.5 per share. These options vest over a period of 3 years and shall expire in January 2011. The 245,000 options exclude options that were granted to Ruben Markus, our former Chief Executive Officer, in November 2005.

C. Board Practices.

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ.

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

Our articles of association provide for a board of directors of not less than three and not more than seven members. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors (as described below).

Under NASDAQ Marketplace Rules, effective as of July 31, 2005, absent an exemption therefrom, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. Other than Meir Lipshes and Ilan Toker, all of our directors qualify as independent directors under the new NASDAQ rules.

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

Pursuant to an amendment to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications ” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” We believe we satisfy this requirement and that each of our external directors qualifies as having the requisite “accounting and financial expertise”.

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

The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Julie Kunstler commenced her term as an external director in August 2006. Doron Zinger commenced his term as an external director in April 2004 and was reelected in December 2006.

Any committee of the board of directors must include at least one external director and the audit committee must include all of the external directors. An external director is entitled to compensation as shall be provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment.

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

An audit committee may not approve a related-party transaction under the Companies Law, unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted. The current members of our audit committee are Julie Kunstler and Doron Zinger, our two external directors, and Meir Dvir.

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

Compensation and Nominating Committee

Effective July 31, 2005, the NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation and nominating committee satisfies the requirements of the new NASDAQ rules. Our compensation and nominating committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the nomination of the Company’s directors.The current members of our compensation and nominating committee are Meir Dvir, Doron Zinger, Julie Kunstler and Lior Bregman.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company, but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor is Yardeni Gelfand & Co. C.P.A (ISR).

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

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

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

Related-Party Transactions

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest held by:

—	the office holder’s relatives. Relatives are defined to include the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the these people; or

—	any corporation in which the office holder or any of his relatives is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

D. Employees

The table below sets forth our working force presented by field of employment and geographical breakdowns, during the periods indicated:

Approximate numbers of employees by category of activity	Research & Development & projects	Sales and marketing	Finance and administration	Total

2006	277	42	42	361
2005	287	41	46	374
2004	332	82	56	470

Approximate numbers of employees by geographic location	Israel	United States	Europe	Asia	Africa	Australia	Total

2006	247	87	11	5	6	5	361
2005	254	91	13	6	6	4	374
2004	333	113	13	5	2	4	470

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

Although not legally required, we regularly contribute to a managers’ insurance fund on behalf of our employees. This fund provides employees with a lump sum payment on account of severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the managers’ insurance plan contributes an amount equal to 5.0% of such employee’s salary to the pension component of such fund and the employer contributes an average of approximately 5% to 6.1% of such salary. We also allocate 8.3% of the employee’s salary on account of severance pay.

E. Share Ownership

Security Ownership of Our Directors and Executive Officers

The following table details, as of March 21, 2007, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Lior Bregman (1)	254,545	1.3%
Meir Lipshes (2) (3)	551,563	2.9%
All other members of senior management, as a group (consisting of 11 persons, other than Lior Bergman and Meir Lipshes) (4)	129,334	*

*	less than 1% of our outstanding ordinary shares.

(1)	Lior Bregman, our director, is the ownerof LB Capital Investments, which holds approximately 1.3% of our outstanding shares, comprised of 181,818 of our Preferred A Shares, and warrants to purchase 72,727 of our ordinary shares at an exercise price of $2.5 per share, which expire on January 2012.

(2)	Includes options exercisable into 75,000 ordinary shares, at an exercise price of $3 per share, which expire on October 15, 2008.

(3)	As of March 21, 2007, Team Computers and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of March 21, 2007, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 8.5% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Team Computers in us.

(4)	The number of shares owned consists solely of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8.0 per share, and expire between June 30, 2009 and January 10, 2011.

Options to Purchase Our Ordinary Shares

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

Old Plans

In November 1996, we adopted our Share Option Plan, primarily designed for employees of TTI and its subsidiaries, and, from time to time, we established and granted additional options under sub-plans. We refer to such plan and sub-plans as the Old Plans because we do not grant any additional options under such plans. As of March 15, 2007, 108,000 options, exercisable into 108,000 ordinary shares at exercise prices ranging from $6.0 to $8.0 per share, remain outstanding under the Old Plans.

The 2004 Plan

In December 2004, our shareholders approved the adoption of the 2004 Employee Share Option Plan, or the 2004 Plan, and the reservation of a pool of 1,000,000 ordinary shares for issuance thereunder. In August 2006, our shareholders increased this pool to a total of 1,500,000 shares. Pursuant to the 2004 Plan, primarily designed for employees of TTI and its subsidiaries, our board of directors is empowered, among other things, to designate the optionees, dates of grant and the exercise price of options granted under such plans. The terms of the 2004 plan are described in Item 9 of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on December 29, 2004, included in our report on Form 6-K, filed with the SEC on December 2, 2004, which is incorporated herein by reference.

2006 Grants

In 2006, we granted options exercisable into 755,500 ordinary shares, including the 60,000 options granted to our directors and executive officers as described above. As of March 15, 2007, 574,666 ordinary shares remain available for grant (unless any options are forfeited or expired without exercise, in which case the underlying shares shall again become available for grant) under these plans.

Total Outstanding Options

The following table set forth, as of March 15, 2007, the number of options outstanding under our Old Plans and 2004 Plan and their respective exercise prices and expiration dates:

Number of Options	exercise prices (range)		Expiration Date

108,000	$6.0-$8.0	*	June 30, 2009
75,000	$3.0		October 15, 2008
200,000	$3.5		December 31, 2010
230,000	$3.0-3.5		January 10, 2011
287,334	$3.9		February 13, 2011
29,000	$4.3		March 26, 2001
18,000	$4.9		May 14, 2011
26,000	$3.0		November 14, 2011
60,000	$3.5		December 28, 2011
Total: 1,033,334**

*	The higher of $8.0 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005).

**	Out of which options to purchase 359,333 ordinary shares are currently exercisable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of March 21, 2007:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,229,142	26.4%	--	--	4,229,142	22.3%
Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%
Rima Management, LLC and Richard Mashaal (6)	1,090,705	6.8%	227,300	7.7%	1,318,005	7.0%
S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,000,428 ordinary shares outstanding as of March 21, 2007.

** Based on an aggregate of 2,936,389 preferred shares outstanding as of March 21, 2007.

*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

**** Based on an aggregate of 18,936,817 ordinary and preferred shares outstanding as of March 21, 2007.

(1)	Shlomo Eisenberg holds 594,836 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.9% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns 60% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Team Computers holds 5,300 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 21, 2007, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 8.5% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial ownership. As of March 21, 2007, Meir Lipshes owned approximately 2.9% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2006, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 8, 2007. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,318,005 ordinary shares (out of which 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days) .

(7)	As of December 31, 2006, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 14, 2007. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Significant changes in percentage ownership by major shareholders during last three years

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

In January 2005, Team Software transferred 5,200,000 of our ordinary shares held thereby to Team Computers and Systems Ltd., its parent company, such that Team Computers held 5,200,020 or our ordinary shares directly and 762,530 of our ordinary shares through Team Software. In April 2005, Team Computers distributed to its shareholders 5,166,062 ordinary shares, such that immediately following the distribution, Team Computers held 719,488 of our ordinary shares, representing approximately 3.9% of our outstanding share capital. Of the 5,166,062 ordinary shares distributed by Team Computers, 3,714,435 was distributed to Team Computer’s controlling shareholders, including Arad Investments and Industrial Development Ltd., Shlomo Eisenberg and Meir Lipshes (see the table above). In December 2006, Team Computers distributed additional 453,822 of our ordinary shares to its shareholders.

Voting Rights

The holders of our ordinary shares and the holders of our Series A Preferred Shares each have one vote per share held. As of March 21, 2007, approximately 44.2% of the Series A Preferred Shares are outstanding, and approximately 55% of all Series A Preferred Shares issued have been converted into ordinary shares.

Record Holders

As of March 21, 2007, there were approximately 41 record holders of our ordinary shares, of which 22 were record holders with mailing addresses in the United States owning an aggregate of approximately 76% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 73% of our outstanding ordinary shares as of said date).

As of March 21, 2007, there were approximately 7 record holders of our Series A Preferred Shares, all of which were record holders with mailing addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

B. Related Party Transactions

Sale of Products; Services

Since the commencement of our operations in 1992, Team Computers, our former parent company, has from time to time paid us commissions in respect of the sale by us of certain products represented and offered by Team Computers. This relationship is reflected in an agreement between us and Team Computers dated October 1996. Team Computers generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team Computers from these sales less the cost to Team Computers. In connection with these sales, we recorded commissions of approximately $249,000 in 2004, $93,000 in 2005 and $65,000 in 2006.

In addition, Team Computers provides us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimburse Team Computers for the actual cost of such services. We recorded expenses for such services of $207,000 in 2004, $169,000 in 2005 and $160,000 in 2006. We and Team Computers have agreed to indemnify each other for liabilities resulting from the acts or omissions of our respective employees constituting intellectual property violations. The agreement is automatically renewed for successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days’ prior written notice.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Team Computers and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team Computers. The payments made by us to Team Computers and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $555,000 in 2004, $398,000 in 2005 and $352,000 in 2006. We believe that the terms of these purchases are not different in any material respect than the terms we could receive from unaffiliated third parties.

In addition, Team Computers supplies us with hardware, software related to such hardware and support services for such hardware for our customer projects in accordance with the agreement referred to above. Under the agreement between us and Team Computers, we are required to pay for such hardware, related software and support services when we receive payment from our customers. A disagreement arose between us and Team Computers regarding whether we are required to pay Team Computers for hardware and related software that it supplied to three of our major customers as part of projects for which we receive payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team Computers on this issue, we agreed to pay Team Computers the amount of $1,047,000 in respect of hardware and related software supplied by Team Computers as part of our projects for these customers. We also agreed that, when and if we receive additional payments for these projects, we are required to pay Team Computers an additional payment based on Team Computers’ pro rata share of the project, up to a maximum additional amount of $563,000. In 2003, we paid the additional amount of $272,000 to Team Computers in respect of these projects . Please see the information about this customer set forth below under the heading “Item 8A – Legal Proceedings.” On March 23, 2003, we executed a written agreement reflecting our understanding with Team Computers. This agreement was approved by our audit committee on June 23, 2003, by our board of directors on June 29, 2003, and by our shareholders on August 11, 2003.

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

Registration Rights Agreement

Pursuant to a Registration Rights Agreement between us and Team Software, dated October 22, 1996, Team Software was entitled to registration rights with respect to our ordinary shares held by it. We agreed that, at the request of Team Software, but on no more than two occasions, we would file a registration statement under the Securities Act of 1933, as amended, for an offering of those shares as to which registration is requested. In addition, if we otherwise propose to register any of our ordinary shares under the Securities Act, we would include in such registration Team Software’s shares, subject to certain limitations. All fees and expenses incurred in connection with any registration would be borne by us, except that Team Software would pay all fees and expenses of its own counsel and all underwriting discounts and commissions relating to Team Software’s shares.

In June 2005, Team Software assigned its rights under the Registration Rights Agreement. At the request of Arad Investment & Industrial Development Ltd., one of the assignees, we filed a registration statement covering 4,408,123 ordinary shares owned by Arad and affiliates, which was declared effective in June 2006.

Leased Facilities

From February 1998 to July 2005, we leased our principal facilities in Petach Tikva, Israel from Team Computers pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.4 million during 2004, $1.4 million during 2005 and $1.2 million during 2006. We exercised our option to extend the lease until August 31, 2007. However, we do not intend to extend this lease further.

Since we became a tenant of Team Computers, Team Computers has performed various internal construction projects on our behalf, adapting our premises to our requirements. These construction projects were performed on a cost only basis. On September 2, 2002, we and Team Computers amended the lease, such that, among other things, the space leased by us was expanded by an additional 2,800 square meters, for a total of approximately 5,830 square meters. The amendment was approved by our shareholders on October 24, 2002. In order to reduce our expenses, on July 14, 2005, we entered into another written amendment to the lease agreement according to which the space leased by us was reduced by 1,258 square meters, and we agreed to pay to Team Computers a penalty of NIS 466,526 (approximately $104,000), which is equivalent to one-third of the pro rated rental fee for the returned space for the remainder of the lease term. The amendment was approved by our shareholders on December 27, 2005. This amount has been recorded as an expense in our general and administration expenses.

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

Because we believe that the termination of the agreement was unlawful, court proceedings were commenced (as part of the injunction proceedings) claiming damages for the customer’s wrongful repudiation of the agreement. The claim and particulars were served on the customer in December 2005 asking the court to award us approximately £10.5 million (GBP). In March 2006 we were served with the customer’s defense and a £12.4 million (GBP) counterclaim. The trial is expected to take place in London in October 2007. We can not assure you regarding the outcome of this proceeding.

Our management believes, in light of the facts surrounding our relationship with this customer, that we have reasonably good prospect of establishment that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement and, accordingly, that we are likely to be able to defeat the counterclaim. We cannot currently quantify the amount of damages that we would receive if we were to succeed in a lawsuit against the customer, and we cannot estimate the amount of damages that could potentially be awarded to the customer in a potential counterclaim.

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

In 2002, we recorded “trade and unbilled receivables” in the amount of $10.3 million as due from these customers. Due to the letter of termination received from the first customer and our management’s concerns about termination by the second customer, as described above, in 2002 we classified the amount of $2.9 million as “long-term trade and unbilled receivables”, which represents the amount whose collection is probable, in our management’s opinion. As of December 31, 2004, this amount was $3.3 million due to the devaluation of the United States dollar against the British Pound. As of December 31, 2005, this amount was $2.9 million due to the devaluation of the United States dollar against the British Pound. As of December 31, 2006 this amount was $3.3 million due to the devaluation of the United States dollar against the British Pound. With respect to this receivable, our management believes that the collection is probable (i.e., likely to occur, as defined in SFAS 5) in light of (i) the solution delivered by us to the customer, (ii) the approval by the customer’s users of the functionality of the solutions delivered and (iii) the customer’s contractual obligations.

The balance, in the amount of $6.3 million was recorded in 2002 as “allowance for doubtful accounts”. We have not recorded any amount as allowance for doubtful accounts in 2004 and 2005.

Putative Shareholder Class Action

A putative shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held our shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. We filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 9, 2006. We filed a motion to dismiss the second amended and consolidated complaint on January 10, 2007. Based on our initial review of the recently-filed second complaint, we believe that the claims are without merit and intend to vigorously defend the actions. However, this purported class action is at an early stage, and we cannot predict the outcome of this dispute.

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

At the end of 2005, we underwent a tax deductions audit by the Israeli Tax Authority (ITA). As a result of such audit, the ITA assessed an additional NIS 1.5 million in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of his options. Following consultation with our tax advisors, we paid the additional withholding tax amount assessed in the audit. The ITA informed us that we are required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from us, resulting in additional withholding tax being charged to us as a result of the grant of such benefit.

We filed a NIS 1.6 million lawsuit against Mr. Eisenberg and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. Based on advice from Israeli counsel, we believe that we are entitled to such reimbursement. However, we cannot assure you that the court will accept our view. The trail is expected to take place in September 2007.

Dispute with a Vendor

In April 2006, in connection with our cancellation of a purchase order from Embarcadero Technologies Inc., Embarcadero filed a lawsuit against us in the San Francisco Superior Court, alleging among other things, breach of contract and intentional misrepresentation. We believe that the cancellation of the purchase order and the return of Embarcadero’s software by us was made in accordance with applicable law and regulations. We answered and counterclaimed for negligent and intentional misrepresentation based on false representation made by Embarcadero’s salesperson. Mediation of this case during January 2007 did not resolve the dispute. No triall has been set as of yet. Since this claim is at its early stages, we cannot predict the outcome of this dispute. In the event of an unfavorable resolution we may be required to pay damages and other related costs of approximately $100,000. A provision of such amount is included in our financial statements for 2006.

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

A. Offer and Listing Details.

Our ordinary shares have been traded on the NASDAQ Global Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the NASDAQ.

	High	Low

2002:
Full Year	$34.50	$4.11
2003:
Full Year	$6.65	$4.05
2004:
Full Year	$6.40	$1.71
2005:
Full Year	$3.58	$1.84
First Quarter	2.58	1.84
Second Quarter	2.40	1.96
Third Quarter	3.49	2.28
Fourth Quarter	3.58	2.68

2006:
Full Year	$5.50	$2.36
First Quarter	4.42	3.12
Second Quarter	5.50	4.00
Third Quarter	5.28	3.31
Fourth Quarter	3.60	2.36

Most Recent Six Months
September 2006	$5.05	$3.31
October 2006	3.6	2.69
November 2006	3.03	2.36
December 2006	2.63	2.36
January 2006	2.77	2.4
February 2006	2.73	2.45

        On March 26, 2007, the last reported sale price of our ordinary shares on the NASDAQ National Market was $2.45 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the NASDAQ National Market under the symbol TTIL.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our memorandum of association and articles of association were amended in October 2000, and on December 29, 2004 and our articles of association were further amended on December 27, 2005 and in August 2006. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

Objects and Purposes

We were first registered by the Israeli Registrar of Companies on February 5, 1990, as a private company. On November 17, 1996, we became a public company. We are registered with the Israeli Registrar of Companies under No. 52-004301-9.

Section 2 of our memorandum of association includes a comprehensive list of our objects and purposes of the Company. Among these objects and purposes are the following: to engage in the field of computer software as a software house in the design, development, conversion, manufacturing, marketing, enhancement, sale and manufacture of software; to organize, promote, and establish investment and financial services; to form all kinds of companies; to acquire shares in companies who have a business similar to ours; to purchase or otherwise own assets; and to fulfill any other objects any place in the world.

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

Series A Preferred Shares

The holders of our Series A Preferred Shares have, among other rights generally available to shareholders of an Israeli company under our Articles of Association, as amended, and under the Companies Law, the following rights, preferences and restrictions:

—	weighted-average anti-dilution protection in the event that following the closing of the private placement transaction in which the Series A Preferred Shares were issued (i.e., January 3, 2005), we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders;

—	automatic conversion into ordinary shares in the event that, at any time commencing two years from the effective date (which has not occurred as of yet) of the registration statement which we filed in connection with the aforesaid private placement, our ordinary shares trade at a closing bid price of 100% above the price per share of $2.20 in the private placement (i.e., $4.40) for a 20 consecutive trading day period, with an average daily trading volume of at least 100,000 shares per day during such period;

—	one vote at meetings of our shareholders in respect of each ordinary share into which a Series A Preferred Share held of record could be converted;

—	the right to share pro rata in any distributions of dividends; and

—	in the event of any voluntary or involuntary liquidation, dissolution or winding up of TTI, the holders of Series A Preferred Shares then outstanding shall be entitled to be paid out of the assets of TTI available for distribution to our shareholders, before any payment shall be made to the holders of our ordinary shares or any other class or series of stock ranking on liquidation junior to the Series A Preferred Shares by reason of their ownership thereof, an amount equal to the greater of: (i) $2.20 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into ordinary shares immediately prior to such liquidation, dissolution or winding up.

It should be noted that the holders of our Series A Preferred Shares also had additional rights, which expired. For example, the Series A Preferred Shares had special voting rights which expired in April 2006, when more than 35% of all Series A Preferred Shares issued have been converted into ordinary shares.

Dividends

According to the Israeli Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

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

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

The rights of the holders of Series A Preferred Shares included:

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

The warrants are exercisable for a period of 6 years, at an exercise price of $2.50 per ordinary share, and have weighted average anti-dilution protection in the event that during the 6 year period following the closing of the transaction, i.e., until January 2012, we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance.

In addition, the purchasers of our Series A Preferred Shares have rights of first offer in the event we propose to offer or sell any of our ordinary shares in one or more transactions not including a public offering prior to the first anniversary of the date upon which the registration statement filed in connection with the private placement is declared effective by the SEC.

Pursuant to a Registration Rights Agreement dated as of November 29, 2004, we agreed with the purchasers of our Series A Preferred Shares and warrants to register for public resale 9,954,584 ordinary shares for issuance upon conversion of the Series A Preferred Shares, representing 150% of the initial number of issued Series A Preferred Shares issued to them in the private placement, and the 2,654,556 ordinary shares issuable to them upon exercise of the warrants. The investors had the right to receive payment for liquidated damages if a registration statement on Form F-3 was not declared effective within 90 days (or 120 days in the event the SEC conducts a review) following the closing of the private placement transaction. We did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors. Therefore, from May 4, 2005 to May 24, 2005, the date on which the Form F-3 was declared effective, we accrued liquidated damages in the aggregate amount of approximately $200,000, which was at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement was not declared effective. This amount was paid to the investors in June 2005.

In addition, we agreed to register 371,638 ordinary shares underlying the same number of warrants issued to Oppenheimer & Co., the placement agent for the private placement transaction. These warrants are exercisable for a period of 4 years, ending on January 2009, at an exercise price of $2.64 per ordinary share, and have weighted-average anti-dilution protection in the event that during the 6 year period following the closing of the transaction, i.e., until January 2012, we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance.

As of March 21, 2007, 3,700,002 Series A Preferred Shares had been converted into Ordinary Shares and 2,936,389 remain outstanding. As of March 21, 2007, 2,958,703 warrants remain outstanding.

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

Passive Foreign Investment Companies

We would be a passive foreign investment company, or PFIC, if:

—	75% or more of our gross income, including the pro rata share of our gross income for any company, United States or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

—	at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the value of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

Passive income generally consists of dividends, interest, rents, royalties, annuities, and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

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

We believe that we were not a PFIC in 2006and will not be a PFIC in 2007, The tests for determination PFIC status are applied annually. Our conclusions are based on an analysis of our financial position and future income and assets, about which it is difficult to make accurate predictions. Accordingly, there can be no assurance that we are not a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.

Holders of our ordinary shares should consult his or her own tax advisors as to the particular tax consequences of an investment in the ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

The Investments Law provided (prior to its amendment in 2005) that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program.

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

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the rate of 25%, rather than regular corporate tax rates as stated above, for the benefit period, a period of seven years commencing with the year in which the approved enterprise first generated taxable income, limited to twelve years from the year of commencement of production or 14 years from the beginning of the year of approval, whichever is earlier, and, under certain circumstances, as further detailed below, extending to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates.

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

Most of our production facilities in Israel have been granted “approved enterprise” status under five separate investment programs and, as such, are entitled to tax benefits, under the Investments Law. According to the law, we have elected the “alternative benefits track”, and have waived certain government grants in return for a tax exemption. Upon our initial public offering in 1996, we became a “foreign investment company” for purposes of the Investments Law. Accordingly, we are entitled to a ten year period of benefits. Income derived from our investment programs is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each tax year). The investments under our approved investments programs were accomplished during 1994-2005. As of December 31, 2006 the benefit periods of the first program expired. The benefit periods of the second, third and forth programs will expire in 2007, 2009 and 2011, respectively. The benefit period of the fifth program has not yet commenced and will end in 2013. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

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

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if we had not chosen the alternative tax benefits (rate of 10% – 25% based on the percentage of foreign ownership) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

Amendment to the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center is responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimum investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Factory are determined according to one of the following new tax routes that are relevant to us:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise.

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are in effect retroactively from 2003.

The amendment applies to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment do not apply.

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

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which in any tax year, determined in NIS, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise owned by an Industrial Company and whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits are available to Industrial Companies, including, among others:

(a)	Deduction of purchases of know-how and patents over an eight-year period for tax purposes.

(b)	Deduction over a three-year period of expenses involved with the issuance and listing of shares on a recognized stock market.

(c)	An election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies that satisfy conditions set forth in the law.

(d)	Accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israel consumer price index between the date of purchase and the date of sale.

As of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to (i) dealers in securities, and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired by individuals prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; of (ii) 15% for dividends generated by an Approved Enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States is 25% or 12.5% if such U.S. resident is a corporation which holds, directly or indirectly, shares representing at least 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (and additional conditions under the U.S.-Israel Tax Treaty are met). However, under the U.S.-Israel Tax Treaty dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

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

In 2003, we established a Disclosure Controls Procedure Committee and adopted Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In addition, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Public Accountants

        In the annual meeting held on December 28, 2006 our shareholders re-appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2005		2006
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$144,700	72%	$130,000	74%
Audit-related (2)	-	-	$22,000	12%
Tax (3)	$55,650	28%	$25,000	14%
Other
Total	$200,350	100%	$177,000	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. This included audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards. In 2006, most of these fees were for services relating to the Section 404 of the Sarbanes-Oxley Act of 2002 compliance process we have begun.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

Pre-approval Policies and Procedures

Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19.	EXHIBITS

The exhibits list required by this Item is incorporated by reference to the Exhibit Index which appears before the first exhibit filed with this document.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Israel on the 28 day of March, 2007.

TTI TEAM TELECOM INTERNATIONAL LTD. By: /s/ Meir Lipshes —————————————— Meir Lipshes Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Second Amended and Restated Articles of Association of Registrant, as amended through December 27, 2005 (1) and Certificate of Amendment, dated August 10, 2006

1.2	Memorandum of Association of Registrant, as amended through December 29, 2004. (2)

4.6	The Registrant's Share Option Plan, dated November 15, 1996. (3)

4.8	2004 Employee Share Option Plan, adopted December 29, 2004. (2)

4.9	Agreement, dated October 9, 1996, between the Registrant and Team. (4)

4.10	Registration Rights Agreement, dated October 22, 1996, between the Registrant and TSIL. (4)

4.12	Lease, dated February 1, 1998, between the Registrant and Team. (5)

4.13	Amendment to Lease Agreement dated September 2, 2002. (6)

4.14	Second Amendment to Lease Agreement dated July 14, 2005. (7)

4.15	Purchase Agreement, dated November 29, 2004. (8)

4.16	Form of Registration Rights Agreement, dated November 29, 2004. (8)

4.17	Form of Warrant issued on January 3, 2005. (8)

4.18	Specimen Certificate for Series A Convertible Preferred Shares. (8)

8	Subsidiaries

10.11	Consent of Independent Auditors of the Registrant

11	Code of Ethics and Business Conduct. (9)

12.1	Certification of the Principal Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of the Principal Executive Officer pursuant toss.906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant toss.906 of the Sarbanes-Oxley Act

(1)	Previously filed on TTI's Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(2)	Previously filed on TTI's Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(3)	English summary from Hebrew original was previously filed as an exhibit to TTI's Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(4)	Previously filed as an exhibit to TTI's Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(5)	English summary from Hebrew original was previously filed as an exhibit to TTI's annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

(6)	English translation from Hebrew original previously filed as an exhibit to TTI's annual report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(7)	Previously filed on TTI's Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(8)	Previously filed as an exhibit to TTI's Registration Statement on Form F-3, and incorporated herein by reference.

(9)	Previously filed on TTI's Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

          We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, the company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”, effective January 1, 2006.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2007	A Member of Ernst & Young Global

F – 2

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,034	$31,410
Short-term bank deposits	1,973	984
Marketable securities (Note 3)	15,713	-
Trade receivables (net of allowance for doubtful accounts - $ 6,865 in 2005 and 2006) (Note 1c)	3,900	4,664
Unbilled receivables	964	2,834
Related parties (Note 13)	367	373
Other accounts receivable and prepaid expenses (Note 4)	2,218	2,265

Total current assets	43,169	42,530

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	881	97
Investment in a company	165	165
Severance pay fund	2,970	3,627
Long-term trade and unbilled receivables (Note 1c, 5)	3,937	3,324

Total long-term investments and receivables	7,953	7,213

PROPERTY AND EQUIPMENT, NET (Note 6)	4,729	3,842

Total assets	$55,851	$53,585

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2005	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,867	$2,508
Deferred revenues	10,226	8,333
Other accounts payable and accrued expenses (Note 7)	7,463	7,227

Total current liabilities	19,556	18,068

ACCRUED SEVERANCE PAY	3,852	5,022

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 10):
Share capital:
Ordinary shares of NIS 0.5 par value -
Authorized: 30,000,000 shares at December 31, 2005 and 2006; Issued and outstanding: 13,872,941 and 16,000,431 shares at December 31, 2005 and 2006, respectively	2,022	2,260
Preferred A shares of NIS 0.5 par value –
Authorized: 6,636,391 at December 31, 2005 and 2006; Issued and outstanding: 4,636,391 and 2,936,391 shares at December 31, 2005 and 2006, respectively: Aggregate liquidation preference of $6,460 at December 31, 2006	526	334
Additional paid-in capital	73,446	74,919
Accumulated other comprehensive loss	(336)	-
Accumulated deficit	(43,215)	(47,018)

Total shareholders’ equity	32,443	30,495

Total liabilities and shareholders’ equity	$55,851	$53,585

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2005	2006

Revenues (Note 12):
Products	$21,670	$25,317	$27,554
Services	16,128	17,909	18,560

Total revenues	37,798	43,226	46,114

Cost of revenues:
Products	16,645	13,015	14,783
Services	9,719	9,203	9,571
Impairment of capitalized software development costs	3,597	177	-

Total cost of revenues	29,961	22,395	24,354

Gross profit	7,837	20,831	21,760

Operating expenses:
Research and development, net (Note 13a)	10,744	9,136	9,578
Selling and marketing	19,220	11,977	10,214
General and administrative	6,586	6,325	6,679

Total operating expenses	36,550	27,438	26,471

Operating loss	(28,713)	(6,607)	(4,711)
Other income (Note 13c)	-	-	150
Financial income, net (Note 13b)	1,326	153	662

Loss before income taxes	(27,387)	(6,454)	(3,899)
Income taxes (Note 9)	2,107	624	(96)

Net loss	(29,494)	(7,078)	(3,803)

Deemed dividend associated with beneficial conversion feature of Preferred shares	-	(1,981)	-

Net loss attributable to Ordinary shares	$(29,494)	$(9,059)	$(3,803)

Basic and diluted net loss per share attributed to Ordinary shareholders	$(2.48)	$(0.72)	$(0.20)

Weighted average number of shares used for computing basic and diluted net loss per share attributed to Ordinary shareholders	11,872,941	12,577,392	15,075,881

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

						Accumulated other comprehensive income (loss)**)
	Number of		Share capital		Additional paid-in capital			Total comprehensive loss	Total shareholders’ equity

	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares			accumulated deficit

Balance as of January 1, 2004	-	11,872,052	$-	$1,794	$58,871	$(214)	$(4,662)		$55,789

Exercise of stock options	-	889	-	*) -	10	-	-		10
Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities	-	-	-	-	-	(12)	-	$(12)	(12)
Net loss	-	-	-	-	-	-	(29,494)	(29,494)	(29,494)

Total comprehensive loss								$(29,506)

Balance as of December 31, 2004	-	11,872,941	-	1,794	58,881	(226)	(34,156)		26,293

Issuance of Convertible Preferred A shares and warrants, net	6,636,391		754	-	12,584	-	-		13,338
Deemed dividend associated with beneficial Conversion feature of Preferred A shares	-	-	-	-	1,981	-	(1,981)		-
conversion of Convertible Preferred A shares	(2,000,000)	2,000,000	(228)	228	-	-	-		-
Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities, net of impairment (See Note 3)	-	-	-	-	-	(110)	-	$(110)	(110)
Net loss	-	-	-	-	-	-	(7,078)	(7,078)	(7,078)

Total comprehensive loss								$(7,188)

Balance as of December 31, 2005	4,636,391	13,872,941	526	2,022	73,446	(336)	(43,215)		32,443

Exercise of warrants	-	427,490	-	46	1,022	-	-		1,068
conversion of Convertible Preferred A shares	(1,700,000)	1,700,000	(192)	192	-	-	-		-
Share-based compensation	-	-	-	-	451	-	-		451
Comprehensive loss:
Other comprehensive loss - realized losses on available-for-sale marketable securities, net of impairment (See Note 3)	-	-	-	-	-	336	-	$336	336
Net loss	-	-	-	-	-	-	(3,803)	(3,803)	(3,803)

Total comprehensive loss								$(3,467)

Balance as of December 31, 2006	2,936,391	16,000,431	$334	$2,260	$74,919	$-	$(47,018)		$30,495

*)	Represents an amount lower than $1.

**)	Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:

Net loss	$(29,494)	$(7,078)	$(3,803)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,530	2,258	2,589
Impairment of capitalized software development costs	3,597	177	-
Gain from sale of property and equipment	(5)	(157)	(73)
Amortization of premium and accretion of accrued interest on available-for-sale marketable debt securities	(87)	411	1,305
Accrued interest on short-term bank deposits	36	27	(23)
Accrued severance pay, net	(199)	(142)	513
Deferred tax assets, net	1,647	-	-
Share-based compensation	-	-	451
Decrease (increase) in trade receivables, net	3,983	2,855	(764)
Decrease (increase) in unbilled receivables	5,099	527	(1,870)
Increase (decrease) in balance with related parties	(1,326)	(217)	34
Decrease (increase) in other accounts receivable and prepaid expenses	(327)	1,047	(47)
Decrease (increase) in long-term trade and unbilled receivables	(230)	(669)	613
Increase (decrease) in trade payables	(1,043)	(1,678)	641
Increase (decrease) in deferred revenues	1,051	5,584	(1,893)
Increase (decrease) in other accounts payable and accrued expenses	7	1,792	(276)

Net cash provided by (used in) operating activities	(13,761)	4,737	(2,603)

Cash flows from investing activities:

Investment in short-term and long-term bank deposits	(2,801)	(2,487)	(188)
Proceeds from short-term bank deposits	2,754	2,901	1,984
Investment in available-for-sale marketable securities	(1,096)	(19,148)	-
Proceeds from sale of available-for-sale marketable securities	6,366	15,540	14,744
Purchase of property and equipment	(925)	(1,145)	(1,746)
Proceeds from sale of property and equipment	67	293	117

Net cash provided by (used in) investing activities	4,365	(4,046)	14,911

Cash flows from financing activities:

Short-term bank credit	967	(967)	-
Proceeds from issuance of Convertible Preferred A shares and warrants, net	-	12,838	-
Exercise of warrants,	-	-	1,068

Net cash provided by financing activities	967	11,871	1,068

Increase (decrease) in cash and cash equivalents	(8,429)	12,562	13,376
Cash and cash equivalents at the beginning of the year	13,901	5,472	18,034

Cash and cash equivalents at the end of the year	$5,472	$18,034	$31,410

Supplemental disclosure of cash flows information:

Cash paid during the year for:
Taxes	$289	$171	$1,707

Non-cash activities:

Reclassification of receivables on account of Convertible Preferred A shares	$289	$500	$-

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

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

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, Costa-Rica, Australia and Hong-Kong.

As to principal markets and customers, see Note 12.

b.

On April 19, 2005, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. (“Team”), a public company listed for trade on the Tel-Aviv Stock exchange, has distributed to its shareholders Ordinary shares of the Company that it owned, such that immediately following the distribution, Team held approximately 4.6% of the Company’s outstanding share capital.

As of December 31, 2006, Team holds 0.79% of the Company’s outstanding share capital.

	c.	Termination of agreements:

On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company’s behalf under the agreement. On January 23, 2003, the bond in the amount of approximately £ 1 million ($1.96 million), was paid to the customer.

The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

The Company’s management believes, in light of the facts surrounding its relationship with this customer, and based on the opinions of consultations and its legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The claim and particulars were served on the customer in December 2005 asking the court to award the Company approximately £10.5 million (($ 21 million). In March 2006, the Company was served with the defense and £12.4 million ($ 24 million) counterclaim. The trial is expected to take place in London in October 2007. The Company can not be assured of the outcome of this proceeding.

F – 8

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1: –	GENERAL (Cont.)

As of December 31, 2006 an amount of £1,694 ($ 3,324) is outstanding with respect to this customer net of allowance for bad debts in a total amount of $ 6,301. This balance is classified as long-term trade and unbilled receivables on the balance sheet.

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

Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 3.18% and 4.01% for 2005 and 2006, respectively. The short-term deposits are presented at their cost, including accrued interest.

F – 9

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-term bank deposits are deposits with maturities of more than one year, are included in long-term investments and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 3.82% and 4.10% for 2005 and 2006, respectively.

Marketable securities:

Management determines the appropriate classification of its investments in corporate marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2005, all marketable securities covered by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) were designated as available-for-sale.

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

The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2006 and 2005, based on management’s most recent analysis, no impairment losses have been identified.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or useful life

F – 10

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2005 and 2006, no impairment was identified.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2006, a full valuation allowance was provided by the Company.

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

Revenues are recognized based on Statement of Position No. 81-1, “Accounting for Performance of Construction - Type and Certain Production - Type Contracts” (“SOP 81-1”), using contract accounting using the percentage of completion method based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, the Company divides each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. A project is considered completed when the stabilization period is over.

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

F – 11

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as pre-contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2005 and 2006, the Company does not have such deferred costs.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2005 and 2006, no such estimated losses were identified.

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

Service revenues primarily consist of fees from maintenance and customer support. Revenues from maintenance and support contracts are recognized ratably over the term of the agreement, which is typically one year, or at the time when services are rendered.

Deferred revenues are recognized for payments received under maintenance and support contracts in advance of the culmination of the earning process.

Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred.

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. No software development costs were capitalized in 2004, 2005 and 2006.

F – 12

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries assessed the recoverability of capitalized software development costs in accordance with SFAS No. 86 at each balance sheet date by determining whether the amount by which the unamortized capitalized cost of a computer software product exceeds the net realizable value. Through December 31, 2005 all capitalized costs were written off.

Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel and others for the funding of approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

During 2004, 2005 and 2006, the Company received non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel. In addition, in 2004 the Company received non-royalty-bearing grants from the European Union as part of participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). Grants from the European Union and “MAGNET” projects are not required to be repaid and are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, and current and long-term trade and unbilled receivables.

The Company’s and its subsidiaries’ cash and cash equivalents, short-term and long-term bank deposits are mainly invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s revenue is generated primarily in the United States and Europe. To a lesser extent, revenue is generated in Israel, South Africa and South America. Most customers are among the largest telecommunications companies in the world. Concentration of credit risk with respect to short-term and long-term trade and unbilled receivables is limited by ongoing credit evaluation and account monitoring procedures. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable and current economic conditions that may affect a customer’s ability to pay. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company and its subsidiaries have determined to be doubtful of collection. See also note 1b.

F – 13

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Basic and diluted net loss per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with EITF 03-6, the series of preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

Basic net losses per share are computed based on the weighted average number of shares of Ordinary Shares outstanding during each year. Diluted net losses per share is computed based on the weighted-average number of shares of common stock outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

For the years ended December 31, 2004, 2005 and 2006 all outstanding options and warrants were excluded from the calculations of diluted net loss per share.

Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the Company’s stock plans based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

No stock-based employee compensation costs were recognized in the Statement of Operations during the two years in the period ended December 31, 2005, as all options granted under those plans had an exercise price equal or higher then the market value of the underlying ordinary share on the date of grant.

F – 14

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated. The Company recognized compensation expenses for the value of these awards, which has graded vesting, based on the accelerated attribution method over the requisite service period of each of the award, net of estimated forfeitures. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s loss before taxes and net loss for the year ended December 31, 2006, is $434 higher than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the year ended December 31, 2006 is $0.03 higher than if the Company had continued to account for share-based compensation under APB 25.

The fair value for options granted in 2004, 2005 and 2006 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,

Employee Stock Options	2004	2005	2006

Expected volatility	60%	57%	45%
Risk-free interest	3%	4.5%	5%
Dividend yield	0%	0%	0%
Expected life of up to (years)	2	2.6	3.4

The computation of expected volatility is based on realized historical stock price volatility of the Company. The computation of the expected life and forfeiture rate are based on the employees expected exercise and on prior to and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

F – 15

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro forma information regarding net loss per share required by SFAS No. 123 has been determined as if the Company accounted for its stock-based compensation plans under the fair value method. Had compensation cost for its stock-based compensation plans been determined in accordance with SFAS No. 123, its net loss and loss per share would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,

	2004	2005

Net loss, as reported	$(29,494)	$(9,059)
Add: Stock-based employee compensation intrinsic value	-	-
Deduct: Stock-based compensation expense determined under fair value method	(88)	(81)

Pro forma net loss	$(29,582)	$(9,140)

Basic and diluted net loss per share, as reported	$(2.48)	$(0.72)

Basic and diluted net loss per share, pro forma	$(2.49)	$(0.73)

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

F – 16

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2004, 2005 and 2006 were $ 1,381, $ 961 and $ 1,236, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 were $ 125, $ 64 and $ 110 respectively.

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

Impact of recently issued accounting standards:

1.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The company is currently assessing the effect of the adoption of the provisions of FIN 48 on its financial position and results of operations.

F – 17

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) 157, ‘‘Fair Value Measurements.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

3.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements

NOTE 3: –	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

December 31, 2005

Gross unrealized gains	Gross unrealized losses	Estimated fair market value

$-	$336	$301

The net adjustment to unrealized holding losses on available-for-sale marketable securities included as a separate component of shareholders’ equity, “accumulated other comprehensive income (loss)” amounted to ($12), ($110) and 336 in 2004, 2005 and 2006 respectively.

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2005	2006

Prepaid expenses	$1,461	$1,059
Loans to employees	269	252
Others	488	954

	$2,218	$2,265

F – 18

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 5: –	LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,

	2005	2006

Long-term unbilled and trade receivables related to termination of agreement - See Note 1c	$2,923	$3,324
Other long-term trade receivable	1,014	-

	$3,937	$3,324

NOTE 6: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2006

Cost:
Computers and peripheral equipment	$13,394	$14,224
Office furniture and equipment	1,181	1,439
Motor vehicles	4,232	4,422
Leasehold improvements	3,453	3,527

	22,260	23,612

Accumulated depreciation:
Computers and peripheral equipment	12,034	12,886
Office furniture and equipment	818	945
Motor vehicles	2,566	2,815
Leasehold improvements	2,113	3,124

	17,531	19,770

Depreciated cost	$4,729	$3,842

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $ 2,827, $ 2,154 and $ 2,589, respectively.

NOTE 7: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2005	2006

Employees and payroll accruals	$3,724	$4,621
Accrued expenses	1,364	1,721
Government authorities	2,180	567
Related party (1)	-	40
Others	195	278

	$7,463	$7,227

(1) See note 11.

F – 19

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

In April 1998, the Company entered into an agreement with Team according to which the Company will lease its facilities in Israel from Team for a period of five years, effective February 1, 1998. In 2003, the Company exercised its renewal option for an additional four and a half years up until August 2007 (see also note 11). The Company and its subsidiaries rent their facilities and motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2011.

Aggregate minimum rental commitments under non-cancelable leases at December 31, 2006 are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2007	$970	$46	$1,016
2008	456	30	486
2009	318	10	328
2010	328	-	328
2011	257	-	257

	$2,329	$86	$2,415

Facility lease expenses for the years ended December 31, 2004, 2005 and 2006 were $ 1,702, $ 1,657 and $ 1,432, respectively.

In March 2007 the Company signed a new lease agreement in Israel. Under this agreement the Company will lease, starting September 2007 a new facility for its principal office instead of its current one. The lease is schedule to expire in September 2014 and the annual rent is approximately $ 900.

Motor vehicle lease expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 211, $ 122 and $ 106, respectively.

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

F – 20

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 223, $ 10 and $ 2 for the years ended December 31, 2004, 2005 and 2006, respectively. The amounts were recorded in the cost of revenues. As of December 31, 2006, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,743 in respect of these grants.

	c.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel amounting to $ 2,343 and $ 1,809 for the years ended December 31, 2005 and 2006, respectively.

The Company has obtained other guarantees in favor of facility and car leasers from bank in Israel amounting to $ 11 and $ 62 for the years ended December 31, 2005 and 2006, respectively.

	d.	Litigation:

Securities class action:

A shareholder’s class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company’s shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. The Company filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 9, 2006. The Company filed a motion to dismiss the second amended and consolidated complaint on January 10, 2007.

However, this class action is at an early stage, and the Company’s management cannot predict the outcome of this claim. As of December 31, 2006, no provision has been provided with respect to this claim.

F – 21

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.

In April 2006, in connection with the Company’s cancellation of a purchase order from Embarcadero Technologies Inc (Embarco)., Embarcadero filed a lawsuit against the Company in the San Francisco Superior Court, alleging among other things, breach of contract and intentional misrepresentation. The Company’s management believes that the cancellation of the purchase order and the return of Embarcadero’s software by the Company were made in accordance with applicable law and regulations. The Company answered and counterclaimed for negligent and intentional misrepresentation based on false representation made by Embarcadero’s salesperson. Mediation of this case during January 2007 did not resolve the dispute. No trial has been set as of yet. Since this claim is at its early stages, the Company cannot predict the outcome of this dispute. In the event of an unfavorable resolution, the Company may be required to pay damages and other related costs of approximately $100. A provision of such amount is included in the financial statements for 2006.

	f.	Termination of agreement with major customer, See Note 1c.

	g.	Dispute with respect of balance with related party shareholder, See Note 11(b).

	h.	Tax exposure with regard to relocation expenses of certain of the Company’s subsidiaries’ employees and former employees, see note 9f.

NOTE 9: –	INCOME TAXES

	a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments Law), 1985.

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

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

F – 22

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9: –	INCOME TAXES (Cont.)

	c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

Most of the Company’s production facilities in Israel have been granted “approved enterprise” status under five separate investment programs and, as such, are entitled to tax benefits, under the above law. According to the law, the Company has elected the “alternative benefits track”, and has waived Government grants, in return for a tax exemption.

Upon the Company’s Initial Public Offering that occurred in 1996, the Company became a “foreign investment Company” for the purposes of the aforementioned law. Accordingly, the Company is entitled to up to 10-year period of benefits. Income derived from the Company’s investment programs, is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each tax year).

The investments under the Company’s five approved investments programs were incurred since 1992.

As of December 31, 2006 the benefit periods of the first program was expired. The benefit periods of the second, third and forth programs will expire in 2007, 2009 and 2011 respectively. The benefit period of the fifth program has not yet commenced and will end in 2013.

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the “approved enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting all of the aforementioned conditions.

Income from sources other than the “approved enterprise” will be subject to the statutory Israeli corporate tax rate. If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership in the Company’s shares) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. The Company’s Board of Directors has determined that such tax-exempted income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration. The Company intends to reinvest its tax exempt income and not to distribute such income as a dividend.

F – 23

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9: –	INCOME TAXES (Cont.)

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing “approved enterprise” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

	d.	Deferred tax assets:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2005	2006

Reserves and allowances	$2,675	$3,719
Net operating loss carryforward - foreign	7,239	8,357
Net operating loss carryforward - domestic	9,773	7,541

Total deferred tax assets before valuation allowance	19,687	19,617
Valuation allowance	(19,687)	(19,617)

Deferred tax asset	$-	$-

The Company and its subsidiaries have provided valuation allowance in respect of deferred tax assets resulting from the tax loss carry forward. Management currently believes that it is more likely than not that the deferred tax regarding these tax loss carryforward and other temporary differences will not be realized.

F – 24

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9: –	INCOME TAXES (Cont.)

	e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,

	2004	2005	2006

Loss before taxes, as reported in the consolidated statements of operations	$(27,387)	$(6,454)	$(3,899)

Statutory tax rate	35%	34%	31%

Theoretical tax benefit on the above amount at the Israeli statutory tax rate:	$(9,585)	$(2,194)	$(1,209)
Tax adjustment in respect of foreign subsidiaries different tax rates	489	123	(84)
Valuation allowance	1,647	-	-
Deferred taxes on losses for which a valuation allowance was provided	8,090	1,855	1,066
Taxes in respect of prior years	460	624	(315)
Other	1,006	216	446

Income taxes (tax benefit), as reported in the statements of operations	$2,107	$624	$(96)

f.

In October 2006, the Company has signed a settlement agreement with the Israeli Tax Authority (“ITA”) under which the company will pay to the ITA an amount $ 780 with regard to the corporate tax assessment for the years 2000 – 2002. This agreement is final and concluded the ITA tax assessments for these years. The Company paid an amount of $ 780 during December 2006. The remaining tax accrual previously recorded was reversed against income from taxes.

The Company has assessed that a tax exposure contingency may exist with regard to relocation expenses of certain of its subsidiaries’ employees and former employees. The Company’s management cannot reasonably estimate the relating amount of the loss, if any, for the tax contingency. Accordingly, and based on its legal counsel opinion, the Company has not recorded an accrual for the said tax contingency.

F – 25

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9: –	INCOME TAXES (Cont.)

	g.	Taxes on income are comprised as follows:

	Year ended December 31,

	2004	2005	2006

Current taxes	$-	$-	$219
Taxes in respect of prior years	460	624	(315)
Deferred income taxes	1,647	-	-

	$2,107	$624	$(96)

Domestic	$2,107	$754	$(248)
Foreign	-	(130)	152

	$2,107	$624	$(96)

h.	Loss before taxes is comprised as follows:

	Year ended December 31,

	2004	2005	2006

Domestic	$(20,456)	$(6,914)	$(1,319)
Foreign	(6,931)	460	(2,580)

	$(27,387)	$(6,454)	$(3,899)

NOTE 10: –	SHAREHOLDERS’ EQUITY

	a.	The Company’s Ordinary shares have been listed for trade on the NASDAQ National Market since TTI’s initial public offering (“IPO”) on December 4, 1996, under the symbol TTIL.

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

F – 26

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

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

As part of the agreement the Company issued warrants to purchase up to 2,654,556 of its ordinary shares. The warrants are exercisable for a period of six years, at an exercise price of $ 2.5 per share. As of December 31, 2006 427,490 warrants were converted into the same number of the Company’s ordinary shares.

In addition, as part of the Agreement, the placement agent of the investment was granted warrants exercisable for the purchase of up to 371,678 of the Company’s Ordinary shares. The placement agent’s warrants are exercisable at a price per Ordinary share of $ 2.64, at any time until January 2009. As of December 31, 2006, none of these warrants were converted into the Company’s Ordinary shares.

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

In connection with the issuance of the Preferred shares and the Warrants, the Company has applied EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” (“EITF 00-27”) which resulted in the recognition of $ 1,981 related to the beneficial conversion feature on the Preferred shares. The Company accounted for the beneficial conversion feature as a deemed dividend to the preferred shareholders of $1,981 and was credited to additional paid-in capital.

According to the Agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the U.S. Securities and Exchange Commission conducts a review) following the closing of the private placement transaction. The Company obtained effectiveness of the registration statement on May 24, 2005. Therefore, since May 4, 2005, the Company has been accruing liquidated damages at a rate equal to 2% of each investor’s investment in the Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement was not declared effective. The Company paid liquidated damages at a total amount of $194, which were recorded in the second quarter of 2005 as general and administrative expenses.

F – 27

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

During the years ended December 31, 2005 and 2006, an amount of 2,000,000 and 1,700,000, respectively, Preferred shares were converted into the same number of the Company’s Ordinary shares. Subsequent to balance sheet date, none of the Preferred shares were converted into the Company’s Ordinary shares and none of the Warrants had been exercised into Ordinary shares.

	c.	Share options:

Employee Share Option Plans:

In 1996, the Board of Directors of the Company adopted share option plans (as amended “the Old Plans”). As of December 31, 2006 108,000 options are outstanding and exercisable under the Old Plan. At the Company’s annual general shareholders’ meeting in December 2004, it was decided that there was no intention to grant any more options from the Old Plan and it was resolved to approve the 2004 share option plan (“the New Plan”), pursuant to which 1,000,000 Ordinary shares were reserved for issuance. In August 2006, an additional amount of 500,000 shares were reserved for issuance under the New Plan.

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

Pursuant to the New Plan, as of December 31, 2006, an aggregate of 563,000 options of the Company are still available for future grant.

Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

F – 28

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the stock option activities in 2004, 2005 and 2006 is as follows:

	Year ended December 31, 2004			Year ended December 31, 2005			Year ended December 31, 2006

	Amount of options	Weighted average exercise price	Aggregate intrinsic value	Amount of options	Weighted average exercise price	Aggregate intrinsic value	Amount of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at the beginning of the year	470,178	$18.72	$-	374,133	$10.13	$-	390,333	$4.55		$-
Granted	321,000	$6.07	$-	200,000	$3.50	$-	755,500	$3.78		$-
Exercised	(889)	$11.69	$-	-	$-	$-	-	$-		$-
Forfeited	(167,311)	$10.69	$-	(82,000)	$7.00	$-	(97,500)	$4.23		$-
Expired	(248,845)	$9.77	$-	(101,800)	$21.02	$-	(3,333)	$20		$-

Outstanding at the end of the year	374,133	$10.13	$-	390,333	$4.55	$-	1,045,000	$3.97	3.82	$-

Options exercisable at the end of year	123,883	$18.27	$-	113,499	$5.05	$-	266,330	$4.78	2.77	$-

F – 29

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years 2004, 2005 and 2006 was $ 0, $ 0, and $ 1.45.

The options outstanding as of December 31, 2006 have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price of exercisable options

		years

$3.0	101,000	2.59	$3	75,000	$3
$3.5	490,000	4.14	$3.5	83,330	$3.5
$3.9	299,000	4.12	$3.9	–	$3.9
$4.3	29,000	4.24	$4.3	–	$4.3
$4.9	18,000	4.37	$4.9	–	$4.9
$6.0 - 8.0	108,000	2.5	$7	108,000	$7

	1,045,000	3.82	$3.99	266,330	$4.78

	d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.

NOTE 11: –	RELATED PARTIES TRANSACTIONS AND BALANCES

Composition:

	December 31,

	2005	2006

Balances between Team and the Company (see a below)	$29	$(40)

Balance with related party shareholder (see b below)	$338	$373

F – 30

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 11: –	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

	a.	Transactions and with Team:

Transactions between Team and its affiliates and the Company:

	Year ended December 31,

	2004	2005	2006

Revenues:
Commissions on product sales and payment for services	$249	$93	$65

General and administrative expenses:
Rent and maintenance	$1,421	$1,379	$1,160

Administrative and management services	$207	$169	$160

Purchase of equipment	$555	$398	$352

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

In addition, Team provides the Company with certain administrative services, including computer servicing, salary administration, automotive fleet maintenance and basic insurance coverage, and the Company reimburses Team for the actual cost of such services. The Company and Team have agreed to indemnify each other for liabilities resulting from acts or omissions of their respective employees constituting intellectual property violations. The Agreement is automatically renewed for a successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days prior written notice. Regarding the rent commitment with Team, see also Note 8a.

Since 1992, the Company has also purchased property and equipment, such as computer hardware, from Team and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team. The Company pays Team and Omnitek-Eichut prices for these assets that are no less favorable to the Company than those it could obtain from unrelated third parties.

F – 31

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 11: –	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

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

	b.	Balance with related party shareholder:

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

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority (“ITA”). As a result of such audit, the ITA assessed an additional NIS 1.5 million ($ 355 as of December 31, 2006) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company’s tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

The Company filed a NIS 1.6 million lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. Based on an advice from Israeli council, the Company believes that it is entitled to such reimbursement. However, the Company cannot assure that the court will accept such view if this matter were brought before it. A trial with respect to this matter is expected to take place in September 2007.

F – 32

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 12: –	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The following data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,

	2004		2005		2006

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$4,200	$5,578	$3,065	$4,249	$3,199	$3,217
United States	14,112	533	17,004	453	18,929	600
Europe	11,541	8	11,536	4	12,331	4
Australia	3,310	34	2,466	23	3,724	20
South America	2,712	-	3,551	-	3,085	-
Far East	722	2	1,999	-	1,626	1
South Africa	1,201	-	3,605	-	3,220	-

	$37,798	$6,155	$43,226	$4,729	$46,114	$3,842

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,

	2004	2005	2006

Customer A	16%	14%	13%
Customer B	7%	13%	11%
Customer C	3%	8%	7%
Customer D *)	5%	5%	6%

F – 33

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 13: –	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development, net:

	Year ended December 31,

	2004	2005	2006

Total cost	$11,324	$9,166	$9,632
Less - grants and participations	580	30	54

Research and development, net	$10,744	$9,136	$9,578

b.	Financial income (expenses):

	Year ended December 31,

	2004	2005	2006

Financial expenses:
Foreign currency translation adjustments	$(568)	$(1,480)	$(1,009)

Financial income:
Foreign currency translation adjustments	857	834	1,050
Gain (loss) from sale of marketable securities	271	-	(838)
Other than temporary decline in fair value of marketable securities	-	(301)	(329)
Interest and other	766	1,100	1,788

	1,894	1,633	1,671

Financial income, net	$1,326	$153	$662

F – 34

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 13: –	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	c.	Other income:

The Company filed a claim against Ness Technologies Ltd. (“Ness”) regarding a Purchase Order from the ministry of defense for IDF. The Company claimed that it has a valid agreement with Ness to perform this project jointly and that Ness unlawfully decided to perform the said project without the Company. The Company did not record a provision for this claim.

In November 2006, the Company has signed a settlement agreement with Ness according to which Ness will pay the Company a sum of $ 150 in 3 equal installments, to be received up until December 31, 2007 as a full and final settlement including the dismissal of the claim filed by Ness.

NOTE 14: –	RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

	a.	Effect on the statement of operations:

	Year ended December 31, 2006

	As reported	Adjustments	As per Israeli GAAP*

Net loss	$(3,803)	$(2,204)	$(6,007)

Basic and diluted net loss attributed to shareholders	$(0.20)	$(0.18)	$(0.38)

	Year ended December 31, 2005

	As reported	Adjustments	As per Israeli GAAP*)

Net loss	$(7,078)	$1,672	$(5,406)

Basic and diluted net loss attributed to shareholders	$(0.72)	$0.43	$(0.29)

*)	Amounts in NIS presented in accordance with Israeli GAAP for all periods were translated into U.S. dollars according to the average exchange rate in the corresponding period.

F – 35

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

	b.	Effect on the balance sheet:

	December 31, 2006

	As reported	Adjustments	As per Israeli GAAP*

Total equity	$30,495	$272	$30,767

	December 31, 2005

	As reported	Adjustments	As per Israeli GAAP*)

Total equity	$32,443	$(59)	$32,384

*) Amounts in NIS presented in accordance with Israeli GAAP were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP, as follows:

1.

Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP, non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the statement of operations. The effect on net loss for the year ended December 31, 2006, amounted to a decrease in loss of approximately $ 336.

2.

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

F – 36

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

3.

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

	4.	Disclosure of the effects of new Accounting Standards prior to their adoption:

		a)	Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” (“the Standard”).

International Financial Reporting Standards comprise standards and interpretations adopted by the International Accounting Standards Board, and include:

			a)	International Financial Reporting Standards (IFRS)

			b)	International Accounting Standards (IAS)

			c)	Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and by its predecessor, the Standing Interpretations Committee (SIC).

Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. These companies, as well as other companies, may adopt IFRS early and prepare their financial statements in accordance with IFRS starting with financial statements that are issued subsequent to July 31, 2006.

For transition purposes, companies that prepare their financial statements in accordance with IFRS will be required to adopt the provisions of IFRS 1, “First-time Adoption of IFRS”.

F – 37

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

A company that adopts IFRS commencing from January 1, 2008, and that has elected to include comparative data for only one year (2007) will be required to prepare an opening balance sheet as of January 1, 2007 (“Opening IFRS Balance Sheet”). The Opening IFRS Balance Sheet will require the following:

	-	Recognition of all assets and liabilities whose recognition is required by IFRS.

	-	De-recognition of assets and liabilities if IFRS do not permit such recognition.

	-	Classification of assets, liabilities and components of equity according to IFRS.

	-	Application of IFRS in the measurement of all recognized assets and liabilities.

In order to ease first-time adoption, a number of exemptions from IFRS have been granted in respect of the Opening IFRS Balance Sheet, which exemptions may be elected, in whole or in part. Exceptions have also been established which prohibit retrospective application of certain aspects of IFRS.

According to the Standard, the Company is required to include in a note to the annual financial statements as of December 31, 2007, a balance sheet as of December 31, 2007, and a statement of income for the year then ended, that have been prepared based on the recognition, measurement and presentation criteria of IFRS.

There are differences between IFRS and generally accepted accounting principles in Israel in the recognition and measurement of assets and liabilities and in reporting and disclosure requirements. These differences could have a material impact on the Company’s financial position and results of operations. The first-time adoption of IFRS will require the Company to identify such differences, a process that will entail a significant amount of time and resources.

The Company is evaluating the effect of the new Standard on its financial statements.

Following are examples of the possible effects of the adoption of International Financial Reporting Standards that are to be included in the Report of Directors:

As a result of the initial adoption of IAS 19, “Employee Benefits”, the Company anticipates an increase/a decrease in accrued severance pay with a corresponding increase/decrease in retained earnings resulting from the measurement of severance pay using an actuarial valuation model in contrast to accounting principles presently applied in Israel according to which severance pay is measured based on the latest salary under the assumption that all employees are terminated and are entitled to full severance pay.

F – 38

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

As a result of the initial adoption of IAS 40, “Investment Property”, the Company anticipates an increase in the carrying value of investment properties and a corresponding increase in retained earnings resulting from the adoption of the fair value model as set forth in this standard.

As a result of the initial adoption of IAS 17, “Leases”, the Company anticipates a decrease in the carrying value of fixed assets in respect of land leased from the Israel Lands Administration that had been previously included as part of fixed assets. According to IFRS, these lease rights will be classified separately as a long-term prepaid expense and amortized over the lease term/the lease term including the option period.

b)	Accounting Standard No. 27 - Fixed Assets:

In September 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, “Fixed Assets” (“the Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2007 (“the effective date”) or thereafter.

The initial recognition of fixed assets will be based on the cost of purchase. After initial recognition, the Standard permits an entity to choose between the cost model or the revaluation model as its accounting policy and to apply it consistently to a class of fixed assets of a similar nature and use. According to the revaluation model, fixed assets are to be presented at a revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. The revaluation of fixed assets is recorded directly to a capital reserve in shareholders’ equity, net of income taxes. This capital reserve may be transferred directly to retained earnings once the asset has been disposed of or during the period of use of the asset (according to the rate of depreciation). Revalued assets will be depreciated based on the revalued amount.

According to the Standard, each component of a fixed asset with a different useful life and that has a cost that is significant in relation to the total cost of the fixed asset is to be depreciated separately. The asset is to be depreciated based on its useful life as determined by the Company, which will be reviewed at each year-end. Depreciation will be discontinued at the earlier of the date of the asset’s classification as held for sale or the date of the asset’s disposal. An asset held for sale is an asset which is available for immediate sale in its present condition, as to which the Company has a commitment to sell and in respect of which the sale is expected to be completed within a year from the date of classification. Furthermore, upon the adoption of the Standard, a change in the method of depreciation will be accounted for as a change in accounting estimate, that is prospectively, rather than by recording the cumulative effect of retrospective application, as was customary prior to the effective date.

F – 39

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

The cost of a fixed asset received in an exchange for another fixed asset will be measured at fair value unless the transaction lacks commercial substance or if the fair value of the fixed asset received or given up cannot be reliably measured. The Standard replaces the “similar assets” exception to fair value measurement with an exception based on a lack of commercial substance. An exchange transaction has commercial substance if it results in a change in the amount, timing and risk of future cash flows from the asset.

The cost of a fixed asset will also include an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is located, for which the Company has incurred an obligation. The estimated amount will be recorded at its present value using a discount rate reflecting the Company’s risk.

The transitional provisions of the Standard require retrospective application with restatement of comparative data, except in the following cases:

1)

A company that on the effective date chooses the revaluation model for a class of fixed assets - the difference between the revalued amount and the carrying amount on the effective date will be recorded in a capital reserve in shareholders’ equity at that date. The company will not be required to restate comparative data.

2)

A company that has not included in the cost of fixed assets an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is located will be required to:

	a)	Measure the liability at the effective date, in accordance with generally accepted accounting principles;

b)

Calculate the amount that would have been included in the cost of the relevant asset at the date on which the obligation was first incurred by discounting the aforementioned liability to the date of its initial incurrence using the company’s best estimate of the historical discount rates adjusted for the risk relevant to that liability during the elapsed period;

	c)	Calculate the accumulated depreciation in respect of the amount of the discounted liability up to the effective date based on the asset’s useful life at that time;

d)

The difference between the amount recorded in respect of the asset, pursuant to 2) and 3) above, and the amount of the liability, pursuant to 1) above, should be recorded directly to retained earnings.

3)	A company may elect to adopt the exemptions allowed by IFRS 1 in respect of fixed assets (including deemed cost exemption) as of the effective date.

F – 40

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14: –	RECONCILIATION TO ISRAELI GAAP (Cont.)

d)

Companies that are not required and do not intend to adopt IFRS in respect of their financial statements are to adopt prospectively the Standard’s provisions regarding exchange of assets and depreciation of components.

The Company believes that the adoption of the Standard will have no effect on its financial position, results of operations and cash flows.

F – 41