Form 20-F
period 2007-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2008-03-31
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) FOR THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13(b) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28986

TTI TEAM TELECOM INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

12 Amal Street, Afek Park
Rosh Ha'ayin 48092, Israel
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
16,003,155 Ordinary Shares, par value NIS 0.5 per share

2,936,391 Series A Convertible Preferred Shares, par value NIS 0.5 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51

	A. Major Shareholders	51

	B. Related Party Transactions	53

	C. Interests of Experts and Counsel	55

Item 8.	FINANCIAL INFORMATION	55

	A. Consolidated Statements and Other Financial Information	55

	B. Significant Changes	56

Item 9.	THE OFFER AND LISTING	56

	A. Offer and Listing Details	56

	B. Plan of Distribution	57

	C. Markets	57

	D. Selling Shareholders	57

	E. Dilution	57

	F. Expenses of the Issue	57

Item 10.	ADDITIONAL INFORMATION	57

	A. Share Capital	57

	B. Memorandum and Articles of Association	57

	C. Material Contracts	62

	D. Exchange Controls	62

	E. Taxation	62

	F. Dividends and Paying Agents	70

	G. Statement by Experts	70

	H. Documents on Display	70

	I. Subsidiary Information	70

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71

INTRODUCTION

        Unless the context otherwise requires, all references in this annual report to:

—	"TTI," "us," "we," and "our" refer to TTI Team Telecom International Ltd. and its subsidiaries;

—	"ordinary shares" are to our ordinary shares, par value NIS 0.5 per share;

—	"Series A Preferred Shares" are to our Series A Convertible Preferred Shares, par value NIS 0.5 per share;

—	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

—	the "SEC" is to the United States Securities and Exchange Commission;

—	"NASDAQ" is to the NASDAQ Global Market (formerly, the Nasdaq National Market);

—	"dollars" or "$" are to United States dollars; and

—	"NIS" or "shekel" are to New Israeli Shekels.

        Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States, or GAAP. On March 28, 2008, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.519 to $1.00.

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

We derived the selected consolidated statements of operations data set forth below for the years ended December 31 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, which have been prepared in accordance with GAAP, from our audited consolidated financial statements, which are included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005, which have been prepared in accordance with GAAP, from audited consolidated financial statements that are not included in this annual report.

	December 31, (dollars in thousands, except for share data)
	2003	2004	2005	2006	2007

Statement of Income Data:
Revenues:
Products	$33,831	$21,670	$25,317	$27,554	$25,722
Services	12,036	16,128	17,909	18,560	20,195

Total revenues	45,867	37,798	43,226	46,114	45,917
Cost of revenues:
Products	29,619	16,645	13,015	14,783	12,504
Services	6,368	9,719	9,203	9,571	8,545
Impairment of capitalized software	5,864	3,597	177	-	-

Total cost of revenues	41,851	29,961	22,395	24,354	21,049

Gross profit	4,016	7,837	20,831	21,760	24,868

Operating expenses:
Research and development, net	10,318	10,744	9,136	9,578	9,433
Selling and marketing	19,465	19,220	11,977	10,214	7,857
General and administrative	6,333	6,636	6,325	6,679	6,952
Impairment of goodwill	1,052	-	-	-	-
Allowance for doubtful accounts and bad debt write-off	177	(50)	-	-	-

Total operating expenses	37,345	36,550	27,438	26,471	24,242

Operating loss	(33,329)	(28,713)	(6,607)	(4,711)	626
Other income				150	33
Financial income, net	2,793	1,326	153	662	2,150

loss before income taxes	(30,536)	(27,387)	(6,454)	(3,899)	2,809
Income taxes (benefit)	(456)	2,107	624	(96)	(87)

Net income (loss)	$(30,080)	$(29,494)	(7,078)	(3,803)	2,896
Deemed dividend associated with
Beneficial Conversion Feature	-	-	(1,981)	-	-
Income attributable to preferred
shareholders	-	-	-	-	(449)

Net income (loss) attributable to
ordinary shareholders	$(30,080)	$(29,494)	(9,059)	(3,803)	2,447

Net Basic and diluted income (loss)
attributable to ordinary shareholders	$(2.53)	$(2.48)	(0.72)	(0.20)	0.15

Weighted average number of shares used in
computing:
Basic net earnings (loss) per share
attributed to ordinary shareholders	11,872	11,873	12,577	15,076	16,001

Diluted net earnings (loss) per share
attributed to ordinary shareholders	11,872	11,873	12,577	15,076	16,124

	December 31, (dollars in thousands)
	2003	2004	2005	2006	2007

Balance Sheet Data:
Cash and cash equivalents	$13,901	$5,472	$18,034	$31,410	$33,408
Short term bank deposits	4,365	2,372	1,973	984	98
Marketable securities	15,767	12,626	15,713	-	-
Short-term bank debt	-	967	-	-	-
Working capital	38,570	16,806	23,613	24,462	30,519
Total assets	76,606	46,497	55,851	53,585	58,594
Shareholders' equity	55,789	26,293	32,443	30,495	33,436

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risks before deciding to purchase, hold or sell our shares. Set forth below are the most significant risks, as identified by our management, but we may also face risks in the future that are not presently foreseen. Our business, operating results or financial condition could be materially and adversely affected by these and other risks. You should also refer to the other information contained or incorporated by reference in this annual report, before making any investment decision regarding our company.

Risks Relating to Our Business and Our Industry

We have a history of net losses and may not achieve or sustain profitability in the future.

While we generated net income of $2.9 million in 2007, we incurred net losses in the preceding four years. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our share price. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses. In addition, our operating results may be adversely affected by timing of sales of our products or a shift in our mix of products and services.

We depend on a small number of customers for a large portion of our revenues and the loss of any one major customer would decrease our revenues.

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 47% of our total revenues in 2005, 42% of our total revenues in 2006 and 38% of our total revenues in 2007. Because of our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

Our customers are concentrated in the public carrier communications industry and, accordingly, trends in this industry could have a material adverse effect on our results of operations.

Spending in the global operational support system, or OSS, market in which we operate is built on the need for service providers to support new services and network equipment. In the past several years, we have identified periods of a slow-down in the OSS spending by communication service providers as well as periods in which such spending rose. Therefore, we are unable to predict these trends or the extent of the impact that they may have on our results of operations. Nevertheless, if a slow-down in capital expenditures in the OSS market resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

In the past few years, the communications service provider industry has undergone a period of consolidation and mergers. Consolidation and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

Our customers are concentrated in the public carrier communications market. The communications service provider industry is undergoing a period of consolidation and mergers. Examples of this trend are the SBC merger with AT&T (November 2005) and the AT&T merger with Belsouth (December 2006). Consolidation and mergers of the providers will result in less potential customers and less networks to monitor and manage. Furthermore, the resulting consolidation and merger of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In addition, in the past three years, we have identified a trend of consolidation and acquisition in the OSS market. Examples of this trend are the IBM acquisition of Micromuse (December 2005) and the IBM acquisition of Vallemt (December 2006). These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger or acquisition, whether friendly or not, is also a realistic scenario that could affect our customers’ acceptance and our financial performance.

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

Prospective users of our products generally must make a significant commitment of resources. Sales cycles of our products are often lengthy, generally ranging from six to 24 months. Our sales process is often subject to delays caused by lengthy approval processes that usually accompany significant expenditures. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for six to 24 months. The implementation process may also be subject to delay. We cannot control such delays and cannot control the timing of our sales revenue.

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

We are in the process of developing, enhancing and deploying our products to support NGN architectures and services. We cannot assure you that our NGN supporting modules and features will receive market acceptance. If our NGN supporting modules and features do not receive market acceptance, we may not be able to recover significant resources we invested in the development and enhancement of these products and we may lose future revenues. As a result, our business, financial condition and results of operations may be adversely affected.

If the NGN services (wireline and wireless communication service providers) growth slows, demand for our products may decline.

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

Our sales strategy includes direct sales to customers as well as sales through original equipment manufacturers, system integrators and other indirect channels for sales and support of our products. Specifically, we rely on strategic relationships with system integrators and hardware vendors, such as Nortel and Siemens, to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

As part of our growth strategy, we have acquired Telesens LLC, a software house headquartered in the Ukraine, in January 2008, and we may continue to make acquisitions and/or invest in new technologies in the future. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business.

Due to our new operation in Ukraine we may be exposed to unknown risks.

Following the acquisition of our subsidiary in Ukraine, we are engaged in operational, financial and legal activities in Ukraine and in the CIS market. This environment is not familiar to us and we may not be able to adjust our operations to this new market. This may expose us to unknown risks.

We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

Our current customers are located in about 25 countries worldwide and we are seeking to expand into other markets. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future. However, we may not be able to sustain or increase revenues derived from our international operations. In addition, as we conduct business globally, our future results could be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

—	difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

—	the impact of possible recessionary environments in certain economies;

—	changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

—	difficulties in enforcing our rights in various jurisdictions;

—	reduced protection for intellectual property rights in some countries;

—	tariffs and other trade barriers;

—	adverse tax consequences;

—	restrictions on the conversion of currencies or the repatriation of earnings;

—	exchange ratres fluctuations;

—	the burdens of complying with a wide variety of foreign laws and regulations; and

—	economic and political instability.

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

In order to continue to sell our products in a competitive industry, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with payments covering only costs actually incurred by us up to the date of termination. Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs relating to such services and customized products that were not reimbursed by our customers up to the date of any termination. In such event, we may have reduced future revenues. For example, see the discussion regarding the termination of a contract with a major customer in “Item 8A – Legal Proceedings.”

We may not be able to compete successfully in the highly competitive markets for our products.

The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the markets for network management system, or NMS, OSS, and business support system, or BSS. Our current and potential competitors include:

—	organizations’ information technology, or IT, departments, some of which may be our customers or prospective customers, that provide or may attempt to develop NMS, OSS and BSS applications for their particular internal needs;

—	providers of NMS, OSS and BSS, such as Hewlett-Packard, Infovista, IBM (Micromuse, Vallent) and Telecordia Technology;

—	communications equipment vendors, such as Nortel, Ericsson, Nokia and Alcatel Lucent;

—	systems integrators who provide programming services to develop customer-specific applications, such as LogicaCMG, Accenture, Cap Gemini and IBM Global Services; and

—	managed service providers, such as Nortel and Ericsson, that offer their customers management services on top of their networks rather than building their own network operation center, or NOC, and purchasing an independent management system.

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

A portion of our revenues and expenses are in currencies other than U.S. dollars, such as the NIS and the Euro. Since our financial results are measured in dollars, fluctuations in exchange rates between these currencies and the U.S. dollar could reduce our revenues and profitability. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS, Euro or other currencies. These measures, however, may not adequately protect us from future currency fluctuations.

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

Since December 2006, following the resignation of our former Chief Executive Officer, Meir Lipshes is serving again as our Chief Executive Officer. In addition, during 2006 and 2007, several other members of our senior management left the employment of the Company and as a result, we employed several new high-level officers in 2006 and 2007. The difficulties inherent in selecting a suitable Chief Executive Officer and other members of the management team, transitioning the Company under the leadership of new management, and assimilating new management personnel into the Company’s corporate culture could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

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

A shareholder class action lawsuit was filed in September 2004 against us, Team Software Industries Ltd., which was then our principal shareholder, and certain of our executive officers. The lawsuit alleges that material misrepresentations and omissions concerning our operations and performance artificially inflated our stock price, causing damages to investors. In December 2007, we reached a settlement agreement with the plaintiffs, which settlement is still subject to approval of the court. Based on the settlement agreement, our directors and officers insurance carrier is supposed to pay the entire settlement amount to the plaintiffs. In the event of disapproval of the agreement by court, we may be required to pay damages and other costs in excess of the amounts covered by our insurance, in which case, this action could have a materially adverse effect on our results of operations and financial condition.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and stock price.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404, which apply to us for the first time for our financial statements for 2007, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We incorporate open source technology in our products which may expose us to liability and have a material impact on our business, results of operations and financial condition.

Some of our products contain software elements that utilize open source technologies. These technologies are licensed to us on varying license structures, including the General Public License. This license and others like it pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose the source code of our own propriteray software to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business, results of operations and financial condition.

Conditions and changes in the national and global economic and political environments may adversely affect our business, operating results and financial condition.

Adverse economic conditions in markets in which we operate can harm our business. If economic growth in the United States and other countries’ economies is slowed, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. If global economic and market conditions, or economic conditions in the United States or other key markets deteriorate, we may experience material impacts on our business, operating results, and financial condition.

We may be required to pay additional taxes due to tax positions that we undertook.

We, as a global company, are exposed to various tax jurisdictions. We may be exposed to tax payments and related expenses due to tax positions that we have taken regarding filing of various tax returns or in cases where we determined not to file tax returns.

In 2008, growth may slow due to real-estate and financial issues leading to recession fears.

In 2008, growth may slow due to real-estate and financial issues leading to recession fears. More specifically, IT expenditure in the US may decrease somewhat on a year-to-year comparison with estimates at 4% growth. Therefore, if global conditions deteriorate, and companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

Risks Relating to Operations in Israel

Conditions in Israel could harm our results of operations.

We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence and hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens and several Arab countries. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, since mid- 2007, Hamas and other Palestinian movements have been launching, from time to time, missile strikes from the Gaza strip into southern Israel and there have been firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities.

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

The rate of inflation in Israel may negatively impact our costs if it exceeds the rate of devaluation of the NIS against the U.S. dollar. Similarly, the U.S. dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the U.S. dollar.

A substantial amount of our revenues is denominated in U.S. dollars or is U.S. dollar-linked, but we incur a significant portion of our expenses, principally the rent for our facilities in Israel and salaries and related personnel expenses in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2005, 2006 and 2007, the inflation adjusted NIS appreciated against the U.S. dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

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

Our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. This could harm our business and our profitability. The tax benefits we expect to receive will be applicable only when we have taxable income.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. We were obligated to pay royalties with respect to revenues derived from products developed with the grants received. Since December 31, 2006, we did not pay or accrue any royalties to the Chief Scientist. However, the terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

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

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgement is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of Israeli law could delay, prevent or make difficult a merger or other business combination.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Item 10B – Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli Law.”

We may be required to pay additional taxes relating to certain relocation expenses.

We have assessed that a tax exposure contingency may exist with regard to relocation expenses of certain of our subsidiaries’ employees and former employees. We cannot reasonably estimate the related amount of loss, if any, for the tax contingency. Accordingly, and based on our legal counsel’s opinion, we have not recorded an accrual for the said tax contingency. If we are required to pay additional taxes on account of this contingency, our future results may be adversely affected.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since late 2002. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	announcements concerning us or our competitors;

—	the introduction of new telecommunications services and new industry standards;

—	changes in pricing policies by us or our competitors;

—	general market conditions, and changes in market conditions in our industry;

—	the general state of the securities market (particularly the technology sector); and

—	political, economic and other developments in the State of Israel, the United States and worldwide.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2007, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares or valuing our assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Substantial future sales of our ordinary shares may depress our share price.

As of March 18, 2008, we had approximately 16.0 million ordinary shares issued and outstanding and approximately 6.6 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants or which are issuable upon conversion of outstanding Series A Preferred Shares. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and options or Series A Preferred Shares will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of outstanding Series A Preferred Shares, or upon the exercise of warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate.

One person beneficially owns a substantial amount of our shares and may influence our affairs.

As of March 18, 2008, Shlomo Eisenberg, the former chairman of our board of directors, beneficially owned 4,229,142 ordinary shares, which represents approximately 22.3% of our voting power. As a result, he may have an influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

The rights of the holders of our Series A Preferred Shares are superior to those of the holders of our ordinary shares.

In December 2004, we issued 6,636,389 Series A Preferred Shares to the investors in the private placement transaction described elsewhere in this annual report. As of March 18, 2008, 2,936,391 Series A Preferred Shares remain outstanding. The preferential rights of the Series A Preferred Shares currently include, among others:

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

A. History and Development of the Company

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel in February 1990. We are domiciled in Israel and our legal form is a company limited by shares. Our registered office is located at 12 Amal Street, Afek Park, Rosh Ha’ayin 48092, Israel, and our telephone number is +972-3-926-9700. Our address on the Internet is http://www.tti-telecom.com. The information on our website is not incorporated by reference into this annual report.

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

In January 2005, we completed a private placement transaction in which we issued (i) 6,636,391 Series A Preferred Shares, at a purchase price of $2.20 per share, resulting in aggregate proceeds (before expenses) of approximately $14.6 million and (ii) warrants to purchase up to 2,654,556 of our ordinary shares at an exercise price of $2.50 per share, subject to adjustments.

During 2007, our capital expenditures totaled approximately $4.3 million (compared to $1.7 million during 2006 and $1.2 million during 2005), which was principally used for purchasing computers and peripheral equipment (including software and development tools) and motor vehicles in 2005 and 2006, and the improvement of our leased offices due to our relocation to Rosh Ha’ayin of approximately $2.3 million in 2007. All of the above expenditures were paid from internally generated funds.

In January 2008, we acquired Telesens LLC, a software house headquartered in the Ukraine, by way of a stock purchase agreement between us and the selling shareholders. Telesens, with an annual turnover of over $2 million and with presence in the CIS (Commonwealth of Independent States) market, has approximately 100 employees and has been developing, implementing and promoting software solutions and related professional services for the telecommunications market since 1998. Under the terms of the stock purchase agreement, the aggregate purchase price is up to $2.7 million, subject to downward adjustments related to, amongst other, Telesens’ actual 2007 annual turnover and certain performance parameters. The purchase price is to be paid by us in cash over a three-year period as follows: (1) the first payment, of $1.0 million, was paid at closing; (2) 70.0% of the balance of the purchase price to be paid in February 2009; and (3) the remainder to be paid in February 2010. We have pledged Telesens shares, representing 24% of the issued and outstanding Telesens shares, in favor of one of the selling shareholders to secure the two deferred payments. In addition, as part of the transaction, we entered into employment and consulting agreements with one of the selling shareholders, pursuant to which such shareholder will be entitled to, among others, special bonuses upon the achievement by Telesens of certain performance parameters.

B. Business Overview

Introduction

We are a leading global provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers. With 16 years of experience delivering our products and solutions to industry leading companies in more than 25 countries, we have a proven track record managing some of the world’s largest, most complex networks.

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

Industry Background; Market Opportunity

In the recent years, communication service providers have been upgrading their networks introducing new technologies such as Internet Protocol Television, or IPTV, 3G and IP multimedia subsystems, or IMS. These changes require adaptation of OSS systems to support new technologies and services. In addition, new markets emerge in developing countries (e.g. India, China, Africa and more) introducing new challenges and market potential.

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

In the past three years, we identified that the communications service provider industry is undergoing a period of consolidation and mergers. Consolidations and mergers of the providers and the resulting consolidation of customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results. In addition, the OSS market is undergoing a period of merger and acquisition deals, such as the IBM acquisition of Micromuse (December 2005) and the IBM acquisition of Vallent (December 2006). These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger oracquisition, whether friendly or not, is also a realistic scenario that could affect our customers’ acceptance and our financial performance.

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

Our Strategy

Our goal is to become the leading provider of innovative services assurance products and services, for next generation converged networks. Our strategy to achieve this goal contains the following key elements:

—	Expand and Enhance Product Offerings and Extend Technological Leadership. We intend to continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers. We are committed to keeping our products at the forefront of the industry by offering products that support new and innovative functionality services and technologies, including next-generation architectures and managed IP services. We intend to strive to build strong brand recognition for our products.

—	Capitalize on our Worldwide Customer Base. We intend to leverage our customer installed base, including many industry-leading Tier 1 and Tier 2 operators, for additional sales. We expect to leverage our relationships and proven track record to become their preferred choice for next-generation network solutions. In addition, positive referrals from our existing customers have historically resulted in new sales opportunities for us.

—	Expand Presence in New and Existing Markets. We plan to capitalize on our global sales and marketing presence to further penetrate markets, win new customers and broaden our installed base. This includes leveraging our acquisition of Telesens in early 2008 to penetrate the CIS market and leveraging recent relationships with system integrators to extend our sales world-wide.

—	Leverage Installation Base for Additional Sales. We seek to continue to solidify and improve our existing relationships with Tier 1 and Tier 2 communications service providers worldwide. We will leverage our extensive installed base and new product offerings to build on these relationships and to penetrate other large communications service providers. By offering our products to a growing number of industry-leading communications service providers, we increase acceptance and demand for our products.

—	Expand and Develop Additional Strategic Alliances. Our strategic alliances with leading software and hardware vendors enable us to leverage the marketing strengths and customer base of our partners, thereby expanding our own installed base. Some of these partners and system integrators assist us in generating sales leads. We intend to strengthen our existing strategic partnerships and to create new alliances as a means of identifying new business opportunities and entering new markets.

Our Netrac Solutions

Our Netrac products, combined with our comprehensive professional service offerings, enable communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure, offer new services over complex networks and efficiently add new subscribers. Our expertise is derived from 16 years of experience in developing and implementing software solutions for diverse communications service providers around the world. We are currently leveraging this expertise and continue to develop our Next Generation OSS, or NGOSS family of products, including the NGN modules and features, to provide a comprehensive solution for next-generation architectures and managed IP services.

Our Netrac products are built on our Netrac infrastructure that provides our products graphical user interface, general system services (Authentication, Authorization and Audit) and a communications backbone. We continue in the process of moving from Power Builder based 2-tier architecture into a Java 2 Enterprise Edition, or J2EE based 3-tier architecture with combination of web and .net clients. J2EE is an industry recognized redevelopment environment and the Power Builder is an industry recognized development tool.

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

Our Netrac fault management products include the following:

—	Service Impact provides information on a problem’s impact on services and customers, thus enabling service status and management of corrective actions.

—	Fault Management (FaM) is a real-time alarm surveillance and management system that offers network operations center, or NOC, personnel an all-inclusive, prioritized view of alarms from various network domains and equipment. FaM also comes with alarm correlation capabilities that help reduce the volume of alarms that personnel have to handle.

—	Dashboard (FaM add-on module) is a Web based tool designed to provide a high-level, real-time view of the state of the network. From one screen whose view can be customized to suit user preferences, users can, among other things, see vital assurance statistics, filter and review active alarms and interact with the NOC message boards.

—	Reporter (FaM add-on module) is a Web based tool that provides insight into the network’s long-term behavior by producing informative reports.

—	Fam Analyzer (FaM add-on module) is a Web based tool that provides insight into the network’s long-term behavior. It comes with a built-in statistical engine, converts alarms and action events into counters which enables saving historical data for longer periods of time.

—	FaultPro (FaM add-on module) automates the resolution of recurring problems in the network. In full automatic mode, it transmits corrective commands to the network. In automatic or semi-automatic mode, FaultPro provides a list of possible corrective actions from which NOC personnel can select the most appropriate one.

—	Correlator+ TRS is an alarm correlation system that detects and isolates root-cause faults from the incoming alarm volume using network-wide topology data. Using information on the physical and logical connections that exist between network elements, Correlator +TRS reduces large alarm volumes into root-cause alarms, thus considerably shortening, Mean Time To Repair, or MTTR and the number of alarms operators must handle. The product includes a rich, out of the box, set of rules and scenarios supporting various technologies including Synchronous Digital Hierarchy, or SDH, Asynchronous Transfer Mode, or ATM, and IP.

—	Netrac Trouble Ticket (NeTkT) manages trouble tickets from creation through resolution. NeTkT allows communications service providers to implement the desired workflow in the problem resolution cycle and ensure the assignment of problems to the appropriate personnel.

—	Netrac FaM 10 Cruiser, which was recently released, is a major version of our fault management solution. It features a next generation fault management solution with a comprehensive graphical interface that enables efficient network management. The product was redesigned to support network management concepts which correspond to recent service provider needs and business processes, and now provides operators and managers with greater network-wide visibility, which allows improved decision-making capabilities in managing increasingly complex consolidated networks.

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

Our Netrac service fulfillment products include the NetSync, which synchronizes an inventory database with the actual network. NetSync produces discrepancy reports that detail any inconsistencies between the inventory database and the actual network and allow an automatic reconciliation of the inventory database.

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

We deliver the expertise necessary to customize, integrate and implement our software solutions. As of December 31, 2007, our professional services personnel consisted of 158 people operating in Israel, North America, Europe, Latin America and the Asia/Pacific region (including Australia). We provide a comprehensive series of training courses to our customers, partners and employees to provide and enhance the knowledge and skills necessary to deploy, use and maintain our software solutions. Our training courses address the technical aspects of our products while providing examples of customer best practices and operational efficiencies. We also offer “Train-the-Trainer” programs to enable our customers to conduct their own internal end-user training.

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

To date, we have approximately 50 customers of our software solutions in more than 25 countries (many of them are Tier 1 and Tier 2 communication service providers).

Sales and Marketing

We market our products and services to communications service providers. As a key part of our marketing strategy, we have established strategic alliances with leading software and hardware vendors and system integrators.

We have focused our direct sales activities on North America, Europe, Africa and the Asia Pacific region. Recently, we have completed the acquisition of our Ukrain subsidiary, Telesens LLC, through which we intend to operate in the CIS market. Additionally, we market our products to communications service providers in Western and Eastern Europe and Asia/Pacific Rim through relationships with strategic partners and agents.

Our sales and marketing efforts are managed by a small group of senior managers with substantial experience in the communications software market. The sales process for new customers generally requires a significant investment of time and expenses and typically takes six to 18 months. The process also involves system designers, sales representatives and support personnel and typically requires presentations, demonstrations, field trials, visits to reference sites and lengthy negotiations. Recently, our management decided to operate through Regional Business Units, or RBUs, including Asia & India, Western Europe, Eastern & Central Europe, Israel and Australia & New Zealand. The main objectives of this strategy is to impose end-to-end responsibility (sales to delivery) on the RBUs mainly with respect to sales, marketing and delivery of projects, and to increase the commitment of each of the RBU managers to achive our targets and goals.

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

As of December 31, 2007, we employed 35 sales and marketing personnel. To date, we have established relationships with many equipment, software and service providers, such as Nortel and Siemens. Through these alliances, we deliver a joint, comprehensive solution that builds on each respective company’s strengths and jointly market our products. We intend to strengthen our existing strategic relationships, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

See also “Item 5 – Operating and Financial review and prospects – Results of Operations” regarding breakdown of our revenues by geographical area.

Research and Development

Our research and development efforts are currently focused on developing our supporting NGN modules and features to support next-generation technologies and managed IP services. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

As of December 31, 2007, we employed 123 full-time employees in research and development. We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our core capabilities include our:

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

Gross research and development expenses were approximately $9.1 million, or 21.2% of our revenues, for the year ended December 31, 2005. Gross research and development expenses were approximately $9.6 million, or 20.9% of our revenues, for the year ended December 31, 2006. Gross research and development expenses were approximately $9.4 million, or 20.5% of our revenues, for the year ended December 31, 2007. We did not capitalize any amount invested for development in since 2003. We anticipate that we will continue to invest substantially amounts in research and development in future periods.

The government of Israel encourages research and development projects oriented toward producing systems and products for export. We received grants and participate in programs sponsored by the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, or the Chief Scientist; the BIRD Foundation; and the European Union. We have relied on these grants for the financing of a portion of our product development expenditures. Through December 2007 we recognized grants totaling $5.5 million from the Chief Scientist and the BIRD Foundation for the development of various aspects of our products.

In 2005, we received a grant of approximately $537,000 from the Chief Scientist, part of which relates to our participation in a consortium of companies (commonly referred to as MAGNET) engaged in the development of a management system for large networks. In 2006, we received a grant of approximately $54,000 from the Chief Scientist as the last payment for our participation in the MAGNET program. We are not required to repay the MAGNET program grant nor are we required to pay any royalties in respect thereof. In 2007, we did not receive any grants from the Chief Scientist.

We did not receive any grants from the European Union since 2005 and we are not required to pay any royalties for past grants received from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM) .

As of December 31, 2007, our total contingent liability in respect of grants received from the Chief Scientist and the BIRD Foundation, net of royalties paid or accrued, was approximately $2.7 million. Although we have received grants in the past, and may continue to do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers. For additional details regarding terms and conditions relating to grants from the Chief Scientist, see “Item 5B – Grants from the Office of the Chief Scientist”.

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

Our current and prospective competitors offer a variety of solutions to address the communications service provider market and generally fall within five categories:

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

D. Property, Plants and Equipment

We do not own any real property. Our principal facilities, as relocated in December 2007 and in which our corporate headquarters are located, comprise approximately 48,160 square feet of office space, and are located in Rosh Ha’ayin, Israel. The lease of such facilities is scheduled to expire in September 2014, and the annual rent is approximately $825,000.

We also lease a facility in Yokneham, Israel, used primarily as a development center, which occupies approximately 2,740 square feet. This lease is scheduled to expire in December 31, 2009.

We also lease the following facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 11,223 square feet in Atlanta, Georgia, USA; approximately 4,438 square feet in Lenexa, Kansas, USA; approximately 800 square feet in Sydney, Australia; approximately 1,000 square feet in San Jose, Costa Rica; approximately 1,560 square feet in South Africa and approximately 430 square feet in Sweden.

Our leasing expenses for all of our said facilities were approximately $1.4 million in 2007. We expect to pay total leasing expenses for our facilities of approximately $1.4 million in 2008.

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

Product revenues consist primarily of product license fees and fees for professional services required to customize our products for our customers. Service revenues consist of fees for customization, implementation, integration, development, training, consultancy, maintenance, and customer support. In some cases, we receive commissions from hardware vendors which are accounted for as product revenues. Our usual sale to a new customer ranges from $0.5 million to $6 million, depending upon the scope of the network and functionality required for a specific customer application. We believe that revenues from the license, service and support of our Netrac family of products will continue to account for most of our total revenues for the foreseeable future.

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

Generally, the time elapsed from when we receive an order for our products to the completion of installation range from six to 18 months. Under the terms of some of our contracts, we invoice our customers as we complete certain milestones, which on average occur every few months, or, in certain cases, after installation has been completed. We generally receive payment 30 to 120 days after we invoice customers. As a result, an average of five to six months passes between our performance of work and our receipt of payment.

Sales effected through our strategic relationships with partners such as Nortel and Siemens accounted for approximately 3.8% of our revenues in 2005, approximately 10.1% of our revenues in 2006 and approximately 12.6% of our revenues in 2007. The contractual terms of our arrangement with our strategic partners are similar to the terms of the arrangement with customers that are end-users (projects in which we act as the prime contractor).

Our Functional Currency

A majority of our revenues is paid to us in U.S dollars or is U.S. dollar-linked. In addition, a substantial portion of our costs is incurred in U.S. dollars. Since the U.S. dollar is the primary currency in the economic environment in which we operate, the dollar is our functional and reporting currency. Transactions and balances denominated in dollars are presented at their original amounts. Accordingly, we remeasure monetary accounts maintained in currencies other than the U.S. dollar using the foreign exchange rate at the balance sheet date in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS No. 52”). We measure and record operational accounts and nonmonetary balance sheet accounts at the rate in effect at the date of the transaction. We report the effects of foreign currency remeasurement in current operations.

Because a substantial amount of our revenues is paid to us in U.S. dollars or is U.S. dollar-linked, and a substantial portion of our expenses is incurred in NIS, we are exposed to risk that the recent devaluation of the dollar against the NIS will result in an increase in the the dollar cost of our operations in Israel. While we expect to partially mitigate this exposure by monitoring our expenses, including benefiting from the relatively low labor costs of our new Ukraine subsidiary that was acquired in 2008, there is no assurance that the dollar cost of our operations in Israel will not continue to increase.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are evaluated by us on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

The percentage of completion method requires us to make estimates and assumptions regarding the resources and time required to fulfill the contracts’ obligations. We rely on our experience from other projects in making these estimates, and, in addition, use our internal project management and financial systems to track and manage the projects.

Employees and project managers regularly submit updates to these systems, which are then used by executive management to monitor the projects and revise the estimates, if necessary. Historically, our estimates have been indicative of our actual results; however, there have been a few cases where we had to adjust assumptions, primarily regarding work effort.

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2005, 2006 and 2007, we did not have such deferred costs.

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

Tax Accounting

We are subject to income taxes in Israel, the U.S.and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Effective January 1, 2007, we adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109"(“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that full valuation allowance should be provided against our deferred tax assets recorded on our consolidated balance sheets. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We will adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Accounting for stock-based compensation and fair value of our common stock

Prior to January 1, 2006, we accounted for our stock-based employee compensation plans using the intrinsic-value method of accounting set forth in Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized based on the excess, if any, of the fair value of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the shares. Generally, the exercise price for stock options granted to employees is higher than the fair market value of the shares at the date of grant, thereby resulting, under APB 25, in no recognition of compensation expense.

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

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment”(“SFAS 123(R)”), for all share option grants subsequent to that date. SFAS 123(R) requires us to determine the fair value of share options as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. We determined the fair value of all our option grants subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with SFAS 123(R), using the Black-Scholes valuation model, which requires us to make assumptions regarding items that are inherently uncertain such as the estimated term of the option, share price volatility, expected forfeiture rates and our expected dividend yield.

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

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2007, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated. The Company recognized compensation expenses for the value of these awards, which has graded vesting, based on the accelerated attribution method over the requisite service period of each of the award, net of estimated forfeiters. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

Impact of recently issued accounting standards

In December 2007, the FASB issued SFAS 141(R), Business Combinations (“SFAS No. 141(R)”). This Statement replaces SFAS 141, Business Combinations (“SFAS No. 141”), and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

It also amends SFAS 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 141R will have any impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

In September 2006, the FASB issued Statement No. 157, “Fair value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff position to defer the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not except the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS 159 will have an impact on its consolidated financial statements.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment.  SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment.  Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007.  SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.  The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.  We are currently assessing the potential impact that the adoption of SAB 110 could have on our financial statements.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	2005	2006	2007

Revenues:
Product	58.6%	59.8%	56%
Service	41.4	40.2	44

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	30.1	32.1	27.2
Service	21.3	20.8	18.6
Impairment of capitalized software development costs	0.4	0	0

Total cost of revenues	51.8	52.8	45.8

Gross profit	48.2	47.2	54.2
Operating expenses:
Research and development, net	21.2	20.8	20.5
Selling and marketing	27.7	22.1	17.1
General and administrative	14.6	14.5	15.1

Total operating expenses	63.5	57.4	52.7

Operating income (loss)	(15.3)	(10.2)	1.5
Other Income	--	0.3	0.1
Financial income, net	0.4	1.4	4.7

Income (Loss) before income taxes	(14.9)	(8.5)	6.3
Income taxes (benefit)	1.5	(0.2)	(0.1)

Net Income (Loss)	(16.4)%	(8.2)%	6.2%

Deemed dividend associated with BCF	(4.6)	-	-

Net Income (Loss) attributable to common shareholders	(21)	(8.2)	6.2%

The following table sets forth a breakdown by geographical area of our revenues (including maintenance revenues) as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2005	2006	2007

Sales by Geographic Areas:
Israel	7.1%	6.9%	7.7%
North America	39.4	41.0	35.1
Europe	26.7	26.7	35.5
Australia	5.7	8.1	5.7
South America	8.2	6.7	4.9
Far East	4.6	3.5	7.0
South Africa	8.3	7.0	4.1
Total	100.0%	100.0%	100.0%

Comparison of 2005, 2006 and 2007

Revenues

	Year ended December 31,
($ in millions)	2005	2006	2007	% Change 2005 vs. 2006	% Change 2006 vs. 2007

Product sales	$25.3	$27.5	$25.7	8.8%	(6.5)%

Services	17.9	18.6	20.2	3.6%	8.6%

Total revenues	43.2	46.1	45.9	6.7%	(0.4)%

Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include fees for maintenance and customer support.

The decrease in our product revenues resulted mainly from the weakness in the amount of new orders received from our customers in the second half of 2006, which decreased our product revenues in the first two quarters of 2007. We believe such weakeness is primarily attributed to the consolidation trend of our customers. Service revenues increase sequentially in 2006 and 2007 primarily due to additional maintenance contracts signed with certain customers following successful deployment of our systems in previous years and expiration of the contractual warranty period (the stabilization period).

The increase in our product revenues and in our revenues from services in 2006 compared to revenues in 2005 was primarily attributable to increased expenditures by communication service providers which resulted in additional orders for our products in 2005.

Cost of Revenues

	Year ended December 31,
($ in millions)	2005	2006	2007	% Change 2005 vs. 2006	% Change 2006 vs. 2007

Cost of product sales	$13.0	$14.8	$12.5	13.8%	(15.5)%

Cost of services	9.2	9.6	8.5	4.3%	(11.5)%

Impairment of capitalized software development costs	0.2	--	--	(100)%	--

Total cost of revenues	22.4	24.4	21.0	8.9%	(13.9)%

Cost of product sales revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses, amortization of capitalized software and royalties paid to the Office of the Chief Scientist in previous years.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services and third-party software vendors, personnel costs for telephone support and maintenance and other allocated expenses.

We recorded charges during 2005 in connection with the impairment of capitalized software development costs of our Netrac 2 and ServiceView software products (we did not capitalize any amount invested for development since 2003 and since 2006 we have not recorded any costs in connection with impairment of capitalized software development costs).

The total cost of revenues decreased to $21.0 million in 2007 from $24.4 million in 2006, resulting from our implementation of a cost reduction plan, which included the termination of employees and measures designed to improve the efficiency of our project deleivery process. This cost reduction was reflected mainly in cost of product sales in 2007. See also the discussion in “Gross Profit” below.

The total cost of revenues increased from $22.4 million in 2005 to $24.4 million in 2006, primarily due to the increased sale activities associated with increased revenues in 2006 and certain projects and services that we provided during 2006 which were less profitable compared to projects performed in 2005.

Gross Profit

	Year ended December 31,
($ in millions)	2005	2006	2007	% Change 2005 vs. 2006	% Change 2006 vs. 2007

Product sales	12.3	12.8	13.2	3.8%	3.1%
Services	8.7	9.0	11.7	3.3%	30.0%
Impairment of capitalized software development
costs	(0.2)	0	0	-	-

Total gross profit	$20.8	$21.8	$24.9	4.5%	14.2%

Gross profit as a percentage of revenues

	Years ended December 31,
	2005	2006	2007

Product sales	48.6%	46.3%	51.4%
Services	48.6%	48.4%	57.7%
Total gross profit	48.2%	47.2%	54.2%

Total gross profit increased to $24.9 million in 2007 from $21.8 million in 2006, or from 47.2% to 54.2%. The increase in gross profit resulted from our implementation of a cost reduction plan, including the improvement of project delivery efficiency, and a mixture of projects and services in 2007 that were more profitable compared to those provided during 2006.

Total gross profit increased to $21.8 million in 2006 from $20.8 million (excluding impairment of capitalized software included in 2005) in 2005. However, as a percentage of revenues, the gross profit decreased from 48.6% to 47.2% due to less profitable projects and services provided during 2006.

Operating Expenses

	Year ended December 31,
($ in millions)	2005	2006	2007	% Change 2005 vs. 2006	% Change 2006 vs. 2007

Research and development, net	$9.1	$9.6	$9.4	5.5%	(2.1)%
Selling and marketing	12.0	10.2	7.8	(15.0)%	(23.5)%
General and administrative	6.3	6.7	7.0	6.3%	4.5%

Total operating expenses	27.4	26.5	24.2	(3.3)%	(8.7)%

Research and Development Expenses, Net. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

($ in millions)	Year ended December 31,
	2005	2006	2007

Total cost of research and development	$9.2	$9.7	$9.4
Less grant participations	0.1	0.1	-
Research and development, net	9.1	9.6	9.4

Gross research and development expenditures decreased 3.0% to $9.4 million in 2007, from $9.7 million in 2006. The decrease in 2007 was primarily due to implementation of a cost reduction plan and more focused research and development plans.

Gross research and development expenditures increased 5.4% to $9.7 million in 2006, from $9.2 million in 2005. The increase in 2006 was primarily due to our investment of additional resources in improving our products, offerings and infrastructures. For further information, see below under the heading “Research and Development.”

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were $7.9 million or 17.1% of total revenues in 2007, $10.2 million or 22.1% of total revenues in 2006 and $12 million or 27.8% of total revenues in 2005. The continuing decrease in selling and marketing expenses in 2007 and 2006 is primarily due to the steps taken by us, including improvements in our sales process and focusing on specific territories.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses increased 6.3% to $6.7 million, or 14.5% of our total revenues in 2006, from $6.3 million, or 14.6% of total revenues in 2005. General and administrative expenses increased 4.5% to $7.0 million or 15.1% of our total revenues in 2007, from $6.7 million, or 14.5% of total revenues in 2006. The slight increase in the past three years is associated with our decision to maintain the critical mass necessary to manage and support our global business, which entailed, among others, an increase in legal expenses associated primarily with litigation as described under the heading “Item 8A – Legal Proceedings.”

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments, off-set by impairment of marketable securities, if any. Our financial income increased to $2.2 million in 2007 from $0.7 million in 2006 primarily due to (1) the sale of marketable securities we held during the third quarter of 2006, that were subject to impairment and therefore offseted our financial income and (2) the devaluation of the US dollar againt the Euro and the NIS. Our financial income increased to $0.7 million in 2006 from $0.2 million in 2005 due to impairment of marketable securities and the devaluation of the Euro and British Pound against the US Dollar accrued in 2005.

Research and Development

We conduct our research and development operations mainly in Israel. Our research and development efforts have been financed through internal resources and grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, the BIRD Foundation and the European Union. We did not apply for such funds in 2006 and 2007.The Chief Scientist provided grants of approximately $537,000 for the year ended December 31, 2005 and approximately $54,000 for the year ended December 31, 2006. We did not obtain any grants during 2007. Of our total research and development expenses, these grants accounted for 5.9% in 2005 and 0.6% in 2006. These grants were provided to us as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these MAGNET program grants, nor are we required to pay any royalties in respect thereof. See “Item 5B – Grants from the Office of the Chief Scientist”.

We have also received royalty-bearing grants from the BIRD Foundation to be repaid at the rate of 3.5% to 5% of sales of products developed as a result of the research projects funded by the BIRD Foundation until a maximum of 150% of the U.S. dollar amount we received, linked to the United States consumer price index, is repaid. These royalty-bearing grants received for research and development are offset against our gross research and development expenditures. We paid or accrued to the BIRD Foundation approximately $9,000 for the year ended December 31, 2005, approximately $2,000 for the year ended December 31, 2006, and approximately $560 for the year ended December 31, 2007. We have not received grants from the BIRD Foundation since 1996.

Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, our facilities have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959, or the Investments Law. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities, as we intend to continue and file additional applications for approved enerpise in the future.

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

In 2005, 2006 and 2007, we provided for a full valuation allowance against our deferred tax assets in the amount of $7.1 million, $4.7 million and $4.5 million, respectively, because we did not believe that it is more likely than not that such deferred tax assets will be realized.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31,
	2007	2006	2005	2004	2003

Inflation (Deflation)	3.4%	(0.1)%	2.4%	1.2%	(1.9)%
Devaluation (Revaluation)	(9.0)%	(8.2)%	6.8%	(1.6)%	(7.6)%
Inflation (devaluation) gap	12.4%	8.1%	(4.4)%	2.8%	5.7%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. We believe that inflation in Israel has not had a material effect on our results of operations.

For information about these risks and the methods we employ to mitigate these risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

B. Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and bank deposits of $36.6 million at December 31, 2005, $32.5 million at December 31, 2006 and $33.5 million at December 31, 2007.

Our operating activities provided (used) cash of $4.7 million for the year ended December 31, 2005, $(2.6) million for the year ended December 31, 2006 and $3.7 million for the year ended December 31, 2007.

Our capital expenditures were approximately, $1.1 million in 2005, $1.7 million in 2006 and $4.3 million in 2007. Our capital investments for improvements of leased premises were $0.60 million in 2005, $0.02 million in 2006 and $2.11 million in 2007.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables. We invest our cash and cash equivalents in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

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

Management believes our cash, cash equivalents reserve, as well as cash flow from our operations in 2008 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

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

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment may have retroactive effect, although there is no assurance as to whether and when it will be adopted.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon a notification to the Office of the Chief Scientist a portion of up to 10% of the manufacturing volume may be performed outside of Israel. Upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. The increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

We currently employ 123 full-time employees in research and development. Gross research and development expenses were approximately $9.2 million, or 21.2% of our revenues, for the year ended December 31, 2005. Gross research and development expenses were approximately $9.7 million, or 20.9% of our revenues, for the year ended December 31, 2006. Gross research and development expenses were approximately $9.4 million, or 20.5% of our revenues, for the year ended December 31, 2007. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.” We anticipate that we will commit increasing amounts to research and development in future periods.

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

D. Trend Information

Spending in the global OSS market in which we operate is built on the need for service providers to support new services and network equipment. In the past several years, we have identified periods of a slow-down in the OSS spending by communication service providers as well as periods in which such spending rose. Therefore, we are unable to predict these trends or the extent of the impact that they may have on our results of operations. Nevertheless, if a slow-down in capital expenditures in the OSS market resumes, it would reduce our sales and could result in pressure on the price of our products, each of which would have a material adverse effect on our operating results.

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

In addition, in the past three years, we have identified a trend of consolidation and acquisition in the OSS market. Examples of this trend are the IBM acquisition of Micromuse (December 2005) and the IBM acquisition of Vallemt (December 2006). These competitors’ consolidation could result in stronger competition with a larger installation base that could threaten our market positioning and decrease our sales. In addition, the potential for us to be a part of a merger or acquisition, whether friendly or not, is also a realistic scenario that could affect our customers’ acceptance and our financial performance.

In the past few years, we also identified a continued requirement in the OSS market for service management solutions. This trend, along with customers requirements have led us to integrate service and customer oriented features capabilities and information into our product portfolio. By adding those features we are now able to provide better business oriented customer and service centric solutions to our customers.

During 2007, we have seen increased interest from customers and potential customers in performance solution and the use of performance solutions to manage network and service level availability. This trend, which we believe is associated with the nature of next generation networks and their complexity, has increased the relative portion of our performance systems solutions within our current and potential business.

In 2008, growth may slow due to real-estate and financial issues leading to recession fears. More specifically, IT expenditure in the US may decrease somewhat on a year-to-year comparison with estimates at 4% growth. Therefore, if global conditions deteriorate, and companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2007, our known contractual obligations by type of obligation and for the periods indicated:

	Payment due by period (in thousands US$)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt	1,579	206	411	411	551
Operating Lease Obligations (facilities and vehicles)	7,370	1,411	2,402	1,907	1,650
Uncertain Income Tax Positions	92	92
Accured Serverance Pay	5,651

Total	14,692	1,709	2,813	2,318	2,201

In addition, we obtained performance guarantees in favor of certain customers from several banks in Israel amounting to $1.8 million and $3.1 million for the years ended December 31, 2006 and 2007, respectively. We obtained other guarantees in favor of facility and car leasers from banks in Israel amounting to $0.06 million and $0.4 million for the years ended December 31, 2006 and 2007, respectively.

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A – Operating Results – Research and Development.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position

Meir Lipshes	62	Chairman of the Board, and Chief Executive Officer
Meir Dvir* (1)(2)	77	Director
Julie Kunstler*+(1)(2)	52	Director
Doron Zinger*+(1)(2)	55	Director
Ilan Toker	39	Director
Israel Ofer	53	Chief Operational Officer and Chief Financial Officer
Shahar Ebel	38	Chief Technology Officer
Duby Yoely	47	Vice President Marketing and Solution Engineering
Asaf Shirazi	39	Vice President Reaserch and Development
Shuki Rozanski	42	Vice President Business Development

* Designated as an “independent director” in accordance with NASDAQ Marketplace Rules.
+External director in accordance with the Companies Law.
(1) Member of audit committee
(2) Member of nomination and compensation committee

        Meir Lipshes has served as our Chief Executive Officer since December 2006 and as our Chairman of board of directors since January 2005. He has served as one of our directors since we commenced independent operations in September 1992. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004 and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes was one of the founders, and is a current shareholder, of Team Software, our former principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

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

        Julie Kunstler became a director in August 2006. She is the managing director and founder of Portview Communications Partners, a venture capital fund. From 1990 to 2002, she was the managing director of HK Catalyst Strategy & Finance Ltd. Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions. Ms Kunstler serves on the board of three privately held companies: FiberZone Networks Ltd., Teknovus Inc and QST LLC. Ms. Kunstler holds a BA degree in urban planning from the University of Cincinnati and an MBA degree from University of Chicago.

        Doron Zinger became a director in 2004. Mr. Zinger serves as the chief executive officer of RiT Technologies Ltd., a NASDAQ-listed company engaged in providing physical network infrastructure control and management solutions. Mr Zinger was also a venture partner (Telecommunications) with Giza Venture Capital Fund, and a member of the Board of Directors of Vsecure Ltd. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of Cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. degree from The Technion Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

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

        Israel Ofer, Chief Financial Officer from 1996, and Chief Operational Officer from 2008, joined us in September 1996. From 1984 to September 1996, Mr. Ofer was the Chief Financial Officer and Comptroller of TAT Technologies, a group of high-technology companies based in Israel and traded on NASDAQ and the Tel Aviv Stock Exchange. From 1982 to 1984, Mr. Ofer worked as Accounting Supervisor and Administrative Manager at Amcor Ltd., an Israeli appliance manufacturer. He was previously an accountant at Maadanot and an inspector at the Israeli Income Tax Authority. Mr. Ofer earned a B.A. degree in Finance and Accountancy from Tel Aviv University. He is a certified public accountant in Israel.

        Shachar Ebel, Chief Technology Officer, joined us in March 2004, leveraging over 14 years of experience in the network management and OSS arena. Mr. Ebel is in charge of our product management, including the product and solutions roadmap, company strategy and directions of future technologies. Prior to joining us, Mr. Ebel held various positions in the OSS industry, including as Chief System Engineer at Ofek, a NGN telecom professional services group, and System Engineering Department Manager for OSS solutions at Telrad Networks. Mr. Ebel received an MBA and a B.Sc in Electronics Engineering from Tel Aviv University.

        Duby Yoely, Vice President Marketing and Solution Engineering from 2005, joined us in 2001 as Engineering Group Manager, responsible for telecom solutions and professional services. Since 2005 he has the responsibility for solution engineering (pre-sale) and since the end of 2006 he is responsible for the marketing activities as well. He has held telecom management positions since 1989, when he joined Bezeq as an engineer. After ten years at Bezeq as NMC Engineer and then manager, Mr. Yoely joined Partner Communications Company Ltd., where he started as NOC manager, taking part in building the new field of GSM operator network rollout. Mr. Yoely holds a BSc degree in electrical engineering from The Technion-Israel Institute of Technology.

        Asaf Shirazi, Vice President, Research and Development from 2006, joined us in 2003, serving in several management roles in our company. Prior to joining us, Mr. Shirazi held senior R&D management positions at Verint, a leading provider of analytic software-based solutions for the security and business intelligence markets, and at Ofek, the Israeli Air Force software development unit which designs military software. Mr. Shirazi holds a BSc (double major) and MSc degree in Computer Science from The Technion-Israel Institute of Technology.

        Joshua (Shuki) Rozanski rejoined us in January 2008 as Vice President, Business Development, after a brief one-year hiatus. Mr. Rozanski brings over 15 years of expertise in sales, marketing and business development within the telecommunication and hitech industries. In the past, Mr. Rozanski served as our AVP Sales, managing the company sales team in EMEA, and as our Director of Sales Western Europe. Before joining us in 2000, Mr. Rozanski served in senior marketing and sales positions at ECI Telecom in Israel from 1996 to 2000, including as Director of Marketing & Sales, West Europe. Mr. Rozanski also served as Senior Investment Analyst at Genesis Management and Investments and Supervisor of large-scale electronic projects for the Israeli Air Force. Mr. Rozanski holds a B.Sc in Electronics Engineering from the Jerusalem College of Technology and MBA from Bar Ilan University.

Additional Information

In March 2005, Menahem Tirosh resigned from his position as our Chief Executive Officer. Meir Lipshes served as our acting Chief Executive Officer from March 2005 to November 2005. From December 2005 to November 2006, Ruben Markus served as our Chief Executive Officer until his resignation and, since December 2006, Meir Lipshes is serving again as our Chief Executive Officer. In addition, during 2006 and 2007, several other members of our senior management left the employment of the Company and as a result, we employed several new high-level officers in 2006 and 2007. In February 2008, Lior Bergman, who served as our director since December 2004, has stepped down from our board of directors.

There are no family relationships between any of the directors or members of senior management named above.

B. Compensation

Compensation to Directors:

In 2007, our directors, other than Meir Lipshes, received annual compensation of approximately $18,750 each and approximately $500 (approximately $250 per telephone meetings) per board meeting or per board committee meeting in which they participate, all linked to the Israeli Consumer Price Index, or CPI. We paid our directors, other than Meir Lipshes, an aggregate amount of approximately $94,000 in 2007, out of which $12,000 was paid in respect of their services in 2006. Our directors, other than Meir Lipshes, will continue to receive the aforesaid compensation in 2008.

The total compensation paid to Meir Lipshes during 2007 was $415,084 compared to $200,279 in 2006. The total amount of compensation paid to Meir Lipshes during 2006 and 2007 includes pension, retirement and similar benefits. We pay Meir Lipshes a monthly management fee of approximately NIS 100,000 (approximately $26,000 according to the exchange rate prevailing on December 31, 2007) linked to the CPI, plus applicable social benefits.

In November 2004, our board of directors authorized the grant of options to Meir Lipshes to purchase up to an additional 75,000 ordinary shares, at an exercise price of $3 per share. The option grant to Meir Lipshes was approved by our shareholders in December 2004. All of the options granted to Meir Lipshes have vested. These options expire on October 15, 2008.

In November 2006, our board of directors authorized the grant of options to purchase up to 15,000 ordinary shares to each of our directors (except for Meir Lipshes), at an exercise price of $3.5 per share. The grant was approved by our shareholders in December 2006. However, one of our directors, Ilan Toker, decided to waive his right to these options. The options granted to the directors in 2006, in an aggregate amount of 60,000, vest over a period of 3 years and shall expire in November 2011.

Compensation to executive officers:

Total compensation during 2007 to the members of senior management (consisting of 10 persons) amounted to approximately $1.7 million. This amount includes approximately $0.4 million set aside by us to provide special bonuses, pension, retirement and similar benefits. These figures for compensation include approximately $0.9 million paid in 2007 to members of senior management whom we no longer employ or which no longer serve as executive officers.

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

For details about grant of stock options to our directors and executive officers, see also “Item 6E – Share Ownership” below.

C. Board Practices.

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ.

Board of Directors

The management of our business is vested in our board of directors, which may exercise all such powers and do all such acts as we are authorized to exercise and do, and are not, by the provisions of our articles of association or by law, required to be exercised or done by our shareholders. Our board of directors may, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by way of issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the our property, both present and future, including its uncalled or called but unpaid capital for the time being.

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

Compensation and Nominating Committee

Effective July 31, 2005, the NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation and nominating committee satisfies the requirements of the NASDAQ rules. Our compensation and nominating committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the nomination of the Company’s directors.The current members of our compensation and nominating committee are Meir Dvir, Doron Zinger and Julie Kunstler.

Directors’ Service Contracts

Except for Mr. Lipshes, as described in “Item 6B. – Directors, Senior Management and Employees – Compensation”, there are no arrangements or understandings between us and any of our current directors or executive officers for benefits upon termination of service.

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

Indemnification and D&O Insurance

We have agreed to indemnify our office holders to the fullest extent permitted under Israeli law, but up to a maximum aggregate amount for all indemnified office holders equal to 25% of our total shareholders’ equity at the time of actual indemnification. We currently maintain directors and officers liability insurance for the benefit of our office holders. For more details, see in Item 10B below under the caption “Exculpation, Insurance and Indemnification of Office Holders.”

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

D. Employees

The table below sets forth our working force presented by field of employment and geographical breakdowns, during the periods indicated*:

Approximate numbers of employees by category of activity	Research &Development &projects	Sales and marketing	Finance and administration	Total
2007	274	35	43	352
2006	277	42	42	361
2005	287	41	46	374

Approximate numbers of employees by geographic location	Israel	North America	Europe	Asia	Africa	Australia	Total
2007	241	77	11	12	7	4	352
2006	247	87	11	5	6	5	361
2005	254	91	13	6	6	4	374

* The numbers shown in this table do not reflect approximately 111 employees that were added to our workforce as a result of the acquisition of Telesens in January 2008.

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

Certain provisions of the collective bargaining agreements between the Histadrut, General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay, social contributions and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums.

Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by manager’s insurance described below, upon the retirement or death of an employee or termination of employment without cause as defined in the law. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 17.7% of wages up to a specified amount, of which the employee contributes approximately 67.9% and the employer contributes approximately 32.1%.

We regularly contribute to a managers’ insurance fund on behalf of our Israeli employees. This fund provides employees with a lump sum payment on account of severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the managers’ insurance plan contributes an amount equal to 5.0% of such employee’s salary to the pension component of such fund and the employer contributes an average of approximately 5% to 6.1% of such salary. We also allocate 8.3% of the employee’s salary on account of severance pay.

E. Share Ownership

Security Ownership of Our Directors and Executive Officers

The following table details, as of March 18, 2008, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Meir Lipshes (1) (2)	551,563	2.9%
All other directors and executive officers, as a group (consisting of
11 persons, other than Meir Lipshes) (3)	145,334	*

*	less than 1% of our outstanding ordinary shares.

(1)	Includes options exercisable into 75,000 ordinary shares, at an exercise price of $3 per share, which expire on October 15, 2008.

(2)	As of March 18, 2008, Team Computers and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of March 17, 2008, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 6.4% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Team Computers in us.

(3)	The number of shares owned consists solely of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8.0 per share, and expire between June 30, 2009 and January 10, 2011.

Options to Purchase Our Ordinary Shares

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

Old Plans

In November 1996, we adopted our Share Option Plan, primarily designed for employees of TTI and its subsidiaries, and, from time to time, we established and granted additional options under sub-plans. We refer to such plan and sub-plans as the Old Plans because we do not grant any additional options under such plans. As of March 18, 2008, all the granted options, 108,000 options to purchase ordinary shares at exercise prices ranging from $6.0 to $8.0 per share (the higher of $8.0 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005), are fully vested under the Old Plans.

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

2007 Grants

In March 2007, we granted options exercisable into 18,000 ordinary shares at exercise prices of $3.0 per share. We did not grant any options to our directors in 2007.

Total Outstanding Options

The following table sets forth, as of March 30, 2008, the number of options outstanding under our Old Plans and 2004 Plan and their respective exercise prices and expiration dates:

Number of Options		exercise prices (range)	Expiration Date

94,000		$6.0-$8.0 *	June 30, 2009
75,000		$3.0	October 15, 2008
180,000		$3.5	January 10, 2011
242,000		$3.9	February 13, 2011
29,000		$4.3	March 26, 2011
20,000		$3.0	November 14, 2011
50,000		$3.5	December 28, 2011
18,000		$3.0	March 27, 2012
25,000		$3.0	February 17, 2013

Total: 733,000	**

*	The higher of $8.0 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005).
**	Out of which options to purchase 505,670 ordinary shares are currently exercisable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of March 18, 2008:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,379,142	27.4%	--	--	4,379,142	23.1%

Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%

Rima Management, LLC and
Richard Mashaal (6)	1,104,705	8.3%	227,300	7.7%	1,332,005	7.7%

S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,003,155 ordinary shares outstanding as of March 18, 2008.
** Based on an aggregate of 2,936,391 preferred shares outstanding as of March 18, 2008.
*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.
**** Based on an aggregate of 18,939,546 ordinary and preferred shares outstanding as of March 18, 2008.

(1)	Shlomo Eisenberg holds 744,836 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 13.3% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns 47.6% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Team Computers holds 5,300 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 17, 2008, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 6.4% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial ownership. As of March 18, 2008, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2007, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 13, 2008. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,332,005 ordinary shares (comprised of 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days, with an exercise price of $2.5 per share) .

(7)	As of December 31, 2007, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on January 17, 2008. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

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

Voting Rights

The holders of our ordinary shares and the holders of our Series A Preferred Shares each have one vote per share held. As of March 13, 2008, approximately 56% of all Series A Preferred Shares issued have been converted into ordinary shares.

Record Holders

As of March 13, 2008, there were approximately 38 record holders of our ordinary shares, of which 19 were record holders with mailing addresses in the United States owning an aggregate of approximately 76% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 75% of our outstanding ordinary shares as of said date).

As of March 13, 2008, there were approximately 7 record holders of our Series A Preferred Shares, all of which were record holders with mailing addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

B. Related Party Transactions

Sale of Products; Services

Since the commencement of our operations in 1992, Team Computers, our former parent company, has from time to time paid us commissions in respect of the sale by us of certain products represented and offered by Team Computers. This relationship is reflected in an agreement between us and Team Computers dated October 1996. Team Computers generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team Computers from these sales less the cost to Team Computers. In connection with these sales, we recorded commissions of approximately $93,000 in 2005 and $502,000 in 2007. We have not recorded any commissions in 2006.

In addition, Team Computers provides us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimburse Team Computers for the actual cost of such services. We recorded expenses for such services of $169,000 in 2005, $160,000 in 2006 and $164,000 in 2007. We and Team Computers have agreed to indemnify each other for liabilities resulting from the acts or omissions of our respective employees constituting intellectual property violations. The agreement is automatically renewed for successive terms of one year on each December 31, and can be terminated by either party at the end of any such term upon at least 60 days’ prior written notice.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Team Computers and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Team Computers. The payments made by us to Team Computers and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $398,000 in 2005, $352,000 in 2006 and $437,000 in 2007. We believe that the terms of these purchases are not different in any material respect than the terms we could receive from unaffiliated third parties.

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

In June 2005, Team Software assigned its rights under the Registration Rights Agreement. At the request of Arad Investment & Industrial Development Ltd., one of the assignees, we filed a registration statement covering 4,408,123 ordinary shares owned by Arad and affiliates, which was effective until May 2007.

Leased Facilities

From February 1998 to July 2005, we leased our principal facilities in Petach Tikva, Israel from Team Computers pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.4 million during 2005, $1.2 million during 2006 and $1.4 million during 2007. We extended the lease until December 20, 2007, when we relocated to new facilities of approximately 48,160 square feet of office space in Rosh Aaayin, Israel, which are leased from an unaffiliated party.

Since we became a tenant of Team Computers, Team Computers has performed various internal construction projects on our behalf, adapting our premises to our requirements. These construction projects were performed on a cost only basis. On September 2, 2002, we and Team Computers amended the lease, such that, among other things, the space leased by us was expanded by an additional 2,800 square meters, for a total of approximately 5,830 square meters. The amendment was approved by our shareholders on October 24, 2002. In order to reduce our expenses, on July 14, 2005, we entered into another written amendment to the lease agreement according to which the space leased by us was reduced by 1,258 square meters, and we agreed to pay to Team Computers a penalty of NIS 466,526 (approximately $104,000), which is equivalent to one-third of the pro rated rental fee for the returned space for the remainder of the lease term. The amendment was approved by our shareholders on December 27, 2005. This amount has been recorded as an expense in our general and administration expenses.On July 14, 2005, Team Computers sold this property but continued to lease it, and as such, we were subleasing the property from Team Computers.

Compensation to Directors

With respect to compensation including options granted to our directors, see Item 6B under the caption “Compensation to Directors.”

C. Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Legal Proceedings

Dispute with a Former Major Customer

In November 2002, we received a letter from a major customer notifying us of the termination of its agreement with us for the supply by us of a Manager of Managers system (“MoM”), and its intention to call the performance bond issued by a bank on our behalf under the agreement. As we believed that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement, we commenced legal proceedings against this customer. In July 2007, we and the customer entered into a settlement and release agreement under which we received from the customer £1.7 million (equates to approximately $3.45 million) (without admission of liability by either party) and both parties released their claims against each other.

Putative Shareholder Class Action

A putative shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held our shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. We filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 9, 2006. We filed a motion to dismiss the second amended and consolidated complaint on January 10, 2007 which motion was denied with respect to us by order dated May, 2007. In December 2007, we reached a settlement agreement with the plaintiffs, which settlement is still subject to approval of the court. Based on the settlement agreement, our directors and officers insurance carrier is supposed to pay the entire settlement amount to the plaintiffs. In the event of disapproval of the agreement by court , we may be required to pay damages and other costs in excess of the amounts covered by our insurance, in which case, this action could have a materially adverse effect on our results of operations and financial condition.

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

We filed a NIS 1.6 million lawsuit against Mr. Eisenberg and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. Based on advice from Israeli counsel, we believe that we are entitled to such reimbursement. However, we cannot assure you that the court will accept our view. The trial took place in September 2007 and we are now in a process of submitting written summations.

Dispute with a Vendor

In April 2006, in connection with our cancellation of a purchase order from Embarcadero Technologies Inc., Embarcadero filed a lawsuit against us in the San Francisco Superior Court, alleging among other things, breach of contract and intentional misrepresentation. We believe that the cancellation of the purchase order and the return of Embarcadero’s software by us was made in accordance with applicable law and regulations. We answered and counterclaimed for negligent and intentional misrepresentation based on false representation made by Embarcadero’s salesperson. In April 2007, we reached a settlement and release agreement under which we paid Embarcadero $90,000 (without admission of liability) and both parties released their claims against each other.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. Significant Changes

No significant change has occurred since December 31, 2007, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares have been traded on the NASDAQ Global Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the NASDAQ.

	High	Low

2003:
Full Year	$6.65	$4.05
2004:
Full Year	$6.40	$1.71
2005:
Full Year	$3.58	$1.84
2006:
Full Year	$5.50	$2.36

First Quarter	4.42	3.12
Second Quarter	5.50	4.00
Third Quarter	5.28	3.31
Fourth Quarter	3.60	2.36

2007:
Full Year	$3.22	$2.20

First Quarter	2.70	2.44
Second Quarter	3.00	2.30
Third Quarter	3.22	2.51
Fourth Quarter	2.66	2.20

Most Recent Six Months
September 2007	2.82	2.51
October 2007	2.66	2.45
November 2007	2.64	2.45
December 2007	2.45	2.20
January 2008	2.42	2.09
February 2008	2.32	2.18
March 2008 (through March 28, 2008)	2.27	1.83

On March 28, 2008, the last reported closing sale price of our ordinary shares on the NASDAQ National Market was $1.93 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the NASDAQ National Market under the symbol “TTIL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Memorandum of Association and Articles of Association were amended in October 2000, and on December 29, 2004 and our Articles of Association were further amended on December 27, 2005 and on August 10, 2006. The following is a summary description of certain provisions of our amended Memorandum of Association and Articles of Association, and certain relevant provisions of the Israel Companies Law which apply to us.

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

Share Capital

Our authorized share capital is NIS 18,318,195.50 divided into 30,000,000 Ordinary Shares, of a nominal value of NIS 0.50 each, and 6,636,391 Series A Convertible Preferred Shares, of a nominal value of NIS 0.50 each.

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

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

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

Mergers and Acquisitions under Israeli Law

There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, certain provisions of the Companies Law may have such effect.

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

None.

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

We believe that we were not a PFIC in 2007and will not be a PFIC in 2008, The tests for determination PFIC status are applied annually. Our conclusions are based on an analysis of our financial position and future income and assets, about which it is difficult to make accurate predictions. Accordingly, there can be no assurance that we are not a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

Most of our production facilities in Israel have been granted “approved enterprise” status under five separate investment programs and, as such, are entitled to tax benefits, under the Investments Law. According to the law, we have elected the “alternative benefits track”, and have waived certain government grants in return for a tax exemption. Upon our initial public offering in 1996, we became a “foreign investment company” for purposes of the Investments Law. Accordingly, we are entitled to a ten year period of benefits. Income derived from our investment programs is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each tax year). The investments under our approved investments programs were accomplished during 1994-2005. As of December 31, 2007 the benefit periods of the first and the second programs expired. The benefit periods of the third and forth programs will expire in 2009 and 2011, respectively. The benefit period of the fifth program has not yet commenced and will end in 2013. For the years which entitled to a reduced tax rate, the period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

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

Amendment to the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” (which is referred to as a Benefited Enterprise following such amendment) only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center is responsible for a Benefited Enterprise under the alternative package of benefits. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimum investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

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

The amendment applies to Benefited Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment do not apply.

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

The salient features of the Inflationary Adjustments Law are generally as follows:

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

On February 26 2008 the Israeli parliament approved an amendment to the Inflationary Adjustments Law which limits the applicability of such law so that it will cease to apply after the 2007 tax year.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

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

As of January 1, 2006, generally, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to (i) dealers in securities, and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of our shares acquired by individuals prior to January 1, 2003 generally will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption, if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; of (ii) 15% for dividends generated by an Approved or Benefited Enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States is 25% or 12.5% if such U.S. resident is a corporation which holds, directly or indirectly, shares representing at least 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (and additional conditions under the U.S.-Israel Tax Treaty are met). However, under the U.S.-Israel Tax Treaty dividends generated by an Approved or Benefited Enterprise are taxed at the rate of 15%.

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

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders pursuant to NASDAQ Marketplace Rule 4350(g), a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. However, in accordance with NASDAQ Marketplace Rule 4350(a)(1), we have elected not to comply with the NASDAQ requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.tti-telecom.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

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

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Our management including our chief executive officer and our principal financial officer is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

—	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management including our chief executive officer and our principal financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management including our chief executive officer and our principal financial officer has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Meir Dvir, one of the members of our audit committee, qualifies as a financial expert and is independent under the applicable regulations.

Item 16B.	CODE OF ETHICS

In February 2004, we adopted a Code of Ethics and Business Conduct that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions, a copy of which is filed as Exhibit 11 to this annual report.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

        In the annual meeting held on December 20, 2007 our shareholders re-appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2006		2007
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$130,000	74%	$135,000	63%
Audit-related (2)	$22,000	12%	$20,000	9%
Tax (3)	$25,000	14%	$45,000	21%
Other (4)	-	-	$15,000	7%
Total	$177,000	100%	$215,000	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. This included audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards. In 2006 and 2007, most of these fees were for services relating to the Section 404 of the Sarbanes-Oxley Act of 2002 compliance process we have begun.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

(4)	Other fees relate to the Teleses transaction.

Pre-approval Policies and Procedures

Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19.	EXHIBITS

The exhibits list required by this Item is incorporated by reference to the Exhibit Index which appears before the first exhibit filed with this document.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Israel on the 31 day of March, 2008.

TTI TEAM TELECOM INTERNATIONAL LTD. By: /s/ Meir Lipshes —————————————— Meir Lipshes Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Second Amended and Restated Articles of Association of Registrant, as amended through December 27, 2005 (1) and Certificate of Amendment, dated August 10, 2006 (2)

1.2	Memorandum of Association of Registrant, as amended through December 29, 2004. (3)

4.6	The Registrant's Share Option Plan, dated November 15, 1996. (4)

4.8	2004 Employee Share Option Plan, adopted December 29, 2004. (3)

4.9	Agreement, dated October 9, 1996, between the Registrant and Team. (5)

4.10	Registration Rights Agreement, dated October 22, 1996, between the Registrant and TSIL. (5)

4.12	Lease, dated February 1, 1998, between the Registrant and Team. (6)

4.13	Amendment to Lease Agreement dated September 2, 2002. (7)

4.14	Second Amendment to Lease Agreement dated July 14, 2005. (8)

8	Subsidiaries

10.11	Consent of Independent Auditors of the Registrant

11	Code of Ethics and Business Conduct. (9)

12.1	Certification of the Principal Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of the Principal Executive Officer pursuant toss.906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant toss.906 of the Sarbanes-Oxley Act

(1)	Previously filed on TTI's Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(2)	Previously filed on TTI's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(3)	Previously filed on TTI's Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(4)	English summary from Hebrew original was previously filed as an exhibit to TTI's Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(5)	Previously filed as an exhibit to TTI's Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(6)	English summary from Hebrew original was previously filed as an exhibit to TTI's annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

(7)	English translation from Hebrew original previously filed as an exhibit to TTI's annual report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(8)	Previously filed on TTI's Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(9)	Previously filed on TTI's Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

- - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

          We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles which differ in certain aspects from Israel generally accepted accounting principles, as described in Note 13 to the consolidated financial statements.

          As discussed in Note 2 to the consolidated financial statements, the company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”, effective January 1, 2006.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2008	A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,410	$33,408
Short-term bank deposits	984	98
Trade receivables (net of allowance for doubtful accounts - $6,865 in 2006 and 0 in 2007) (Note 1b)	4,664	8,185
Unbilled receivables	2,834	3,155
Related parties (Note 10)	373	409
Other accounts receivable and prepaid expenses (Note 3)	2,265	3,192

Total current assets	42,530	48,447

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	97	-
Investment in a company	165	165
Severance pay fund	3,627	3,937
Long-term trade and unbilled receivables (Note 1b)	3,324	-

Total long-term investments and receivables	7,213	4,102

PROPERTY AND EQUIPMENT, NET (Note 4)	3,842	6,045

Total assets	$53,585	$58,594

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2006	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,508	$2,364
Deferred revenues	8,333	4,666
Related party (Note 10)	40	3,932
Other accounts payable and accrued expenses (Note 5)	7,187	6,966

Total current liabilities	18,068	17,928

ACCRUED SEVERANCE PAY	5,022	5,651

LONG TERM LIABILITIES (Note 6a)	-	1,579

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS’ EQUITY (Note 8):
Share capital:
Ordinary shares of NIS 0.5 par value -
Authorized: 30,000,000 shares at December 31, 2006 and 2007; Issued and outstanding: 16,000,431 and 16,003,158 shares at December 31, 2006 and 2007, respectively	2,260	2,261
Preferred A shares of NIS 0.5 par value –
Authorized: 6,636,391 at December 31, 2006 and 2007; Issued and outstanding: 2,936,391 shares at December 31, 2006 and 2007: Aggregate liquidation preference of $ 6,460 at December 31, 2007	334	334
Additional paid-in capital	74,919	75,038
Accumulated deficit	(47,018)	(44,197)

Total shareholders’ equity	30,495	33,436

Total liabilities and shareholders’ equity	$53,585	$58,594

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2005	2006	2007

Revenues (Note 11):
Products	$25,317	$27,554	$25,722
Services	17,909	18,560	20,195

Total revenues	43,226	46,114	45,917

Cost of revenues:
Products	13,015	14,783	12,504
Services	9,203	9,571	8,545
Impairment of capitalized software development costs	177	-	-

Total cost of revenues	22,395	24,354	21,049

Gross profit	20,831	21,760	24,868

Operating expenses:
Research and development, net (Note 12a)	9,136	9,578	9,433
Selling and marketing	11,977	10,214	7,857
General and administrative	6,325	6,679	6,952

Total operating expenses	27,438	26,471	24,242

Operating income (loss)	(6,607)	(4,711)	626
Other income (Note 12c)	-	150	33
Financial income, net (Note 12b)	153	662	2,150

Income (loss) before income taxes	(6,454)	(3,899)	2,809
Income taxes (Note 7)	624	(96)	(87)

Net income (loss)	(7,078)	(3,803)	2,896

Deemed dividend associated with beneficial conversion feature of Preferred shares	(1,981)	-	-
Loss attributable to preferred shareholders	-	-	(449)

Net income (loss) attributable to Ordinary shares	$(9,059)	$(3,803)	$2,447

Income (loss) per share (Note 9):
Basic net income (loss) per share attributed to Ordinary shareholders	$(0.72)	$(0.20)	$0.15

Diluted net income (loss) per share attributed to Ordinary shareholders	$(0.72)	$(0.20)	$0.15

Weighted average number of shares used for computing basic net income (loss) per share attributed to Ordinary shareholders	12,577,392	15,075,881	16,001,148

Weighted average number of shares used for computing diluted net income (loss) per share attributed to Ordinary shareholders	12,577,392	15,075,881	16,121,989

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Number of		Share capital
					Additional	Accumulated		Total	Total
	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares	paid-in capital	other loss *)	Accumulated deficit	comprehensive income (loss)	shareholders’ equity

Balance as of January 1, 2005	-	11,872,941	$-	$1,794	$58,881	$(226)	$(34,156)		$26,293
Issuance of Convertible Preferred A shares and warrants, net	6,636,391		754	-	12,584	-	-		13,338
Deemed dividend associated with beneficial Conversion feature of Preferred A shares	-	-	-	-	1,981	-	(1,981)		-
conversion of Convertible Preferred A shares	(2,000,000)	2,000,000	(228)	228	-	-	-		-
Comprehensive loss:
Other comprehensive loss - unrealized losses on available-for-sale marketable securities, net of impairment *)	-	-	-	-	-	(110)	-	$(110)	(110)
Net loss	-	-	-	-	-	-	(7,078)	(7,078)	(7,078)

Total comprehensive loss								$(7,188)

Balance as of December 31, 2005	4,636,391	13,872,941	526	2,022	73,446	(336)	(43,215)		32,443
Exercise of warrants	-	427,490	-	46	1,022	-	-		1,068
conversion of Convertible Preferred A shares	(1,700,000)	1,700,000	(192)	192	-	-	-		-
Share-based compensation	-	-	-	-	451	-	-		451
Comprehensive loss:
Other comprehensive loss - realized gain on available-for-sale marketable securities, net of impairment *)	-	-	-	-	-	336	-	$336	336
Net loss	-	-	-	-	-	-	(3,803)	(3,803)	(3,803)

Total comprehensive loss								$(3,467)

Balance as of December 31, 2006	2,936,391	16,000,431	334	2,260	74,919	-	(47,018)	-	30,495
Exercise of warrants	-	2,727	-	1	6	-	-	-	7
Share-based compensation	-	-	-	-	113	-	-	-	113
Cumulative effect of FIN48 adoption	-	-	-	-	-	-	(75)	-	(75)
Net income	-	-	-	-	-	-	2,896	$2,896	2,896

Total comprehensive income								$2,896

Balance as of December 31, 2007	2,936,391	16,003,158	$334	$2,261	$75,038	-	$(44,197)		$33,436

*)     Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities:
Net income (loss)	$(7,078)	$(3,803)	$2,896
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,258	2,589	1,964
Impairment of capitalized software development costs	177	-	-
Gain from sale of property and equipment	(157)	(73)	(221)
Amortization of premium and accretion of accrued interest on available-for-sale marketable debt securities	411	1,305	-
Accrued interest on short-term bank deposits	27	(23)	(4)
Accrued severance pay, net	(142)	513	319
Share-based compensation	-	451	113
Decrease (increase) in trade receivables, net	2,855	(764)	(3,521)
Decrease (increase) in unbilled receivables	527	(1,870)	(321)
Increase (decrease) in balance with related parties	(217)	34	3,856
Decrease (increase) in other accounts receivable and prepaid expenses	1,047	(47)	(927)
Decrease (increase) in long-term trade and unbilled receivables	(669)	613	3,324
Increase (decrease) in trade payables	(1,678)	641	(144)
Increase (decrease) in deferred revenues	5,584	(1,893)	(3,667)
Increase (decrease) in other accounts payable and accrued expenses	1,792	(276)	(502)
Landlord lease incentive	-	-	499

Net cash provided by (used in) operating activities	4,737	(2,603)	3,664

Cash flows from investing activities:
Investment in short-term and long-term bank deposits	(2,487)	(188)	(2,000)
Proceeds from short-term bank deposits	2,901	1,984	2,987
Investment in available-for-sale marketable securities	(19,148)	-	-
Proceeds from sale of available-for-sale marketable securities	15,540	14,744	-
Purchase of property and equipment	(1,145)	(1,746)	(4,318)
Proceeds from sale of property and equipment	293	117	372

Net cash provided by (used in) investing activities	(4,046)	14,911	(2,959)

Cash flows from financing activities:
Long-term debt from landlord	-	-	1,286
Short-term bank credit	(967)	-	-
Proceeds from issuance of Convertible Preferred A shares and warrants, net	12,838	-	-
Exercise of warrants	-	1,068	7

Net cash provided by financing activities	11,871	1,068	1,293

Increase in cash and cash equivalents	12,562	13,376	1,998
Cash and cash equivalents at the beginning of the year	5,472	18,034	31,410

Cash and cash equivalents at the end of the year	$18,034	$31,410	$33,408

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Taxes	$171	$1,707	$187

Non-cash activities:
Reclassification of receivables on account of Convertible Preferred A shares	$500	$-	$-

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

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, Costa-Rica, South Africa, Australia and Hong-Kong.

As to principal markets and customers, see Note 11.

b.	Termination of agreements:

On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company’s behalf under the agreement. On January 23, 2003, the bond in the amount of approximately £ 1 million ($1.96 million) was paid to the customer.

The Company believed that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement. Over the last couple of years the parties filed claim and counter claim against each other about the termination of this agreement.

In July 2007, the parties signed a settlement and release agreement under which the Company received from the customer £ 1.7 million ($3.45 million) (without admission of liability) and both parties released their claims against each other.

No gain or loss has been recorded during 2007 as a result of the settlement agreement since the company maintained the above amount in previous years on its financial statements as long term receivable.

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

Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 4.01% and 4.10% for 2006 and 2007, respectively. The short-term deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year, are included in long-term investments and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 4.10% for 2006. As of December 31, 2007 there was no long-term bank deposit.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment in another company:

The investment in this company is stated at cost since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2007, no impairment losses have been identified.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease
or useful life

Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006 and 2007, no impairment was identified.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2007, a full valuation allowance was provided by the Company. See Note 7j for the impact of adoption of FIN 48, Accounting for uncertainty in Income Taxes.

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

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as pre-contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2006 and 2007, the Company does not have such deferred costs.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2006 and 2007, no such estimated losses were identified.

Unbilled receivables include all amounts which were recognized as revenues and had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. No software development costs were capitalized in 2005, 2006 and 2007.

Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel and others for the funding of approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

During 2005 and 2006, the Company received non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel. In addition, in 2004 the Company received non-royalty-bearing grants from the European Union as part of participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM). Grants from the European Union and “MAGNET” projects are not required to be repaid and are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade and unbilled receivables.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s and its subsidiaries’ cash and cash equivalents and short-term bank deposits are mainly invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s revenue is generated primarily in the United States and Europe. To a lesser extent, revenue is generated in Israel, South Africa and South America. Most customers are among the largest telecommunications companies in the world. Concentration of credit risk with respect to trade and unbilled receivables is limited by ongoing credit evaluation and account monitoring procedures. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable and current economic conditions that may affect a customer’s ability to pay. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company and its subsidiaries have determined to be doubtful of collection.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Basic and diluted net earning (loss) per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the income (loss) per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

Basic net income (loss) per share is computed based on the weighted average number of shares of Ordinary Shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted-average number of shares of common stock outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

For the years ended December 31, 2005 and 2006 all outstanding options and warrants were excluded from the calculations of diluted net income (loss) per share, since they would have an anti-diluted effect. For the year ended December 31, 2007, all outstanding options have been excluded from the calculation of the diluted earning per share.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

No stock-based employee compensation costs were recognized in the Statement of Operations in the year ended December 31, 2005, as all options granted in that period had an exercise price equal or higher then the market value of the underlying ordinary share on the date of grant.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated. The Company recognized compensation expenses for the value of these awards, which has graded vest on the accelerated attribution method over the requisite service period of each of the award, net of estimated forfeitures. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

The fair value for options granted in 2005, 2006 and 2007 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,

Employee stock options	2005	2006	2007

Expected volatility	57%	45%	45%
Risk-free interest	4.5%	5%	5%
Dividend yield	0%	0%	0%
Expected life of up to (years)	2.6	3.4	3.5

The computation of expected volatility is based on realized historical stock price volatility of the Company. The Company used the “simplified” method to establish the expected term of the awards as allowed under SAB 107. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company recognizes these compensation costs net of a forfeiture rate for only those shares expected to vest on accelerated attribution basis over the requisite service period of the award, which is generally the option vesting term of one to three years. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

Year ended December 31, 2005

Net loss, as reported	$(9,059)
Add: Stock-based employee compensation intrinsic value	-
Deduct: Stock-based compensation expense determined under fair value method	(81)

Pro forma net loss	$(9,140)

Basic and diluted net loss per share, as reported	$(0.72)

Basic and diluted net loss per share, pro forma	$(0.73)

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank credit, trade receivables, unbilled receivables, trade payables and related parties approximates their fair value due to the short-term maturities of such instruments.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance pay expenses for the years ended December 31, 2005, 2006 and 2007 were $961, $1,236 and $964, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 were $64, $110 and $140, respectively.

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

Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS 141(R), Business Combinations (“SFAS No. 141(R)”). This Statement replaces SFAS 141, Business Combinations (“SFAS No. 141”), and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

It also amends SFAS 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 141R will have any impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2006, the FASB issued Statement No. 157, “Fair value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff position to defer the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not except the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS 159 will have an impact on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2006	2007

Landlord (1)	$-	$1,339
Prepaid expenses	1,059	1,083
employees	313	300
Government authorities	376	-
Others	517	470

	$2,265	$3,192

(1)	Receivable with respect to investments in the new leased office in Israel that according to the agreement should be reimbursed by the landlord. See also Note 6a.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2006	2007

Cost:
Computers and peripheral equipment	$14,224	$15,070
Office furniture and equipment	1,439	1,721
Motor vehicles	4,422	4,237
Leasehold improvements	3,527	5,638

	23,612	26,666

Accumulated depreciation:
Computers and peripheral equipment	12,886	13,818
Office furniture and equipment	945	1,055
Motor vehicles	2,815	2,268
Leasehold improvements	3,124	3,480

	19,770	20,621

Depreciated cost	$3,842	$6,045

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were $2,154, $2,589 and $1,964, respectively.

NOTE 5:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2006	2007

Employees and payroll accruals	$4,621	$4,467
Accrued expenses	1,721	1,701
Government authorities	567	494
Others	278	304

	$7,187	$6,966

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries rent their facilities and motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014.

In March 2007, the Company signed a new lease agreement in Israel. Under this agreement the Company leases, starting December 2007 a new facility for its principal office. The lease is scheduled to expire in December 2014 and the annual rent is approximately $825.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Aggregate minimum rental commitments under non-cancelable leases at December 31, 2007 are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2008	1,363	48	1,411
2009	1,191	26	1,217
2010	1,177	8	1,185
2011	1,082	-	1,082
2012	825	-	825

	$5,638	$82	$5,720

Facility lease expenses for the years ended December 31, 2005, 2006 and 2007 were $1,657, $1,432 and $1,409, respectively.

Motor vehicle lease expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $122, $106 and $102, respectively.

In December 2007, the Company relocated its offices in Israel.

The new lease term will be 7 years and the Company will have the option to extend the lease period for additional 3 years. The monthly payments will be between $32 to $36. According to the agreement the Company made leasehold improvements that were funded partly by a loan from the landlord and partly by landlord incentives. The leasehold improvements were recorded as leasehold improvement assets and they are being amortized over the shorter of their economic lives or the lease term.

The incentives from the landlord were recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases.

The loan from the landlord was recorded at its estimated fair value using discounted cash flow method. The loan bears no interest.

As of December 31, 2007, the Company’s leasehold improvements assets are in an amount of $2,093 of which $498 were funded by landlord incentives and $1,286 as landlord loan.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The loan from the landlord was recorded at its estimated fair value using discounted cash flow method Present Value in accounting measurements. As a result, the loan bears no interest. If that information is not available without undue cost and effort, an entity may use its own estimates of fair value. In this case the company took interest of 9.58% which represents the company market condition.

As of December 31, 2007, the Company’s leasehold improvements are in an amount of $2,093 thousand of which $498 were funded by landlord incentives and $1,286 as loan.

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

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 10, $ 2 and $0.6 for the years ended December 31, 2005, 2006 and 2007, respectively. The amounts were recorded in the cost of revenues.

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,743 in respect of these grants. Management believes that none of its product sales is currently subject to OCS and BIRD-F royalties payment.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel amounting to $1,809 and $3,109 for the years ended December 31, 2006 and 2007, respectively.

The Company has obtained other guarantees in favor of facility and car leases from bank in Israel amounting to $62 and $409 for the years ended December 31, 2006 and 2007, respectively.

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

The Company filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed in November 9, 2006. The Company filed a motion to dismiss the second amended and consolidated complaint in January 10, 2007, which motion was denied with respect to the Company by order dated May 2007. The Company filed an answer to the second amended and consolidated complaint which denied its material allegations. A mediation to explore the possibility of resolving this matter was held in November 2007. An agreement in principle was reached and memorandum of understanding outlining such agreement was executed in December 2007. The Company is now in the process of preparing the documents and seeking approval of the court necessary to finalize the settlement, which is being paid by the Company’s directors and officer’s insurance carrier.

e.

In April 2006, in connection with the Company’s cancellation of a purchase order from Embarcadero Technologies Inc (Embarco). Embarcadero filed a lawsuit against the Company in the San Francisco Superior Court, alleging among other things, breach of contract and intentional misrepresentation. The Company answered and counterclaimed for negligent and intentional misrepresentation based on false representation made by Embarcadero’s salesperson. Mediation of this case during January 2007 did not resolve the dispute. In April 2007, the parties signed a settlement and release agreement under which the Company paid Embarcadero $90 (without admission of liability) and both parties releases their claims against each other.

f.	Dispute with respect to balance with related party shareholder, See Note 10b.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	INCOME TAXES

a.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2006, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2007, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

b.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

Upon the Company’s Initial Public Offering that occurred in 1996, the Company became a “foreign investment Company” for the purposes of the aforementioned law. Accordingly, the Company is entitled to up to 10-year period of benefits. Income derived from the Company’s investment programs, is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of five to eight years (subject to the percentage of foreign ownership in each tax year).

The investments under the Company’s five approved investments programs were incurred since 1992.

As of December 31, 2007 the benefit periods of the first and the second programs were expired. The benefit periods of the third and forth programs will expire in 2009 and 2011 respectively. The benefit period of the fifth program has not yet commenced and will end in 2013.

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	INCOME TAXES (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the “approved enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that the Company is meeting all of the aforementioned conditions.

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

d.	Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2007 are standing In Israel, the U.S. and the U.K amount to $ 34,140, $ 11,348 and $ 11,508, respectively. Other jurisdiction in which the Company operates has immaterial effect.

Net operating losses in Israel, and the UK may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2023-2027.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	INCOME TAXES (Cont.)

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e.	Deferred tax assets:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2006	2007

Reserves and allowances	$6,178	$5,733
Net operating loss carryforward - foreign	8,357	7,791
Net operating loss carryforward - domestic	7,541	8,535

Total deferred tax assets before valuation allowance	22,076	22,059
Valuation allowance	22,076	22,059

Deferred tax asset	$-	$-

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

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	INCOME TAXES (Cont.)

	Year ended December 31,

	2005	2006	2007

Income (loss) before taxes, as reported in the consolidated statements of operations	$(6,454)	$(3,899)	$2,809

Statutory tax rate	34%	31%	29%

Theoretical tax benefit on the above amount at the Israeli statutory tax rate:	$(2,194)	$(1,209)	$815
Tax adjustment in respect of foreign subsidiaries different tax rates	123	(84)	69
Deferred taxes on losses for which a valuation allowance was provided	1,855	1,066	598

Temporary Differences	-	590	(1,573)
Taxes in respect of prior years	448	(333)	-
Tax withholdings and credits	176	18	(274)
Other	216	(144)	278

Income taxes (tax benefit), as reported in the statements of operations	$624	$(96)	$(87)

g.

In October 2006, the Company has signed a settlement agreement with the Israeli Tax Authority (“ITA”) under which the company will pay to the ITA an amount $780 with regard to the corporate tax assessment for the years 2000 – 2002. This agreement is final and concluded the ITA tax assessments for these years. The Company paid an amount of $780 during December 2006. The remaining tax accrual previously recorded was reversed against income from taxes.

h.	Taxes on income are comprised as follows:

	Year ended December 31,

	2005	2006	2007

Current taxes	$-	$219	$(87)
Taxes in respect of prior years	624	(315)	-

	$624	$(96)	$(87)

Domestic	$754	$(248)	$(274)
Foreign	(130)	152	187

	$624	$(96)	$(87)

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	INCOME TAXES (Cont.)

i.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,

	2005	2006	2007

Domestic	$(6,914)	$(1,319)	$4,877
Foreign	460	(2,580)	(2,068)

	$(6,454)	$(3,899)	$2,809

j.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings.

The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant impact on the Company’s consolidated financial statements in the total estimated amount of $75. The effect of the adoption after January 1, 2007 has increased the income tax expense in the total estimated amount of $17.

Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses. The Company has not recorded any material interest or penalties during any of the years presented.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2007	$75
Increases in tax positions for current year	17

Gross unrecognized tax benefits at December 31, 2007	$92

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8:-	SHAREHOLDERS’ EQUITY

a.	The Company’s Ordinary shares have been listed for trade on the NASDAQ National Market since TTI’s initial public offering (“IPO”) on December 4, 1996, under the symbol TTIL.

In 1999 and 2000, the Company effected two additional secondary offerings.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the Company’s general meeting and the right to receive dividends, if declared.

b.

On November 29, 2004, the Company entered into definitive agreements (“the Agreements”) to obtain $14,600 in equity financing, through the sale of 6,636,391 of Series A Convertible Preferred shares in a private placement to institutional investors (“the Preferred shares”). The Preferred shares are convertible into 6,636,391 Ordinary shares. In addition, holders of the Preferred shares were granted one warrant to purchase 0.4 Ordinary shares at an exercise price of $2.50 per share for each Preferred share owned at any time until January 2011 (“the Warrants”). The closing of the investment took place on January 3, 2005.

The rights of the holders of the Preferred shares include, among other things, the following rights that are subject to certain limitations as described in the TTI’s articles:

	1)	Standard anti dilution provisions;

	2)	Preference in the event of liquidation of the Company;

	3)	Veto rights over certain material actions by the Company;

	4)	The right to nominate one member of the Company’s Board of Directors.

As part of the agreement, the Company issued warrants to purchase up to 2,654,556 of its ordinary shares. The warrants are exercisable for a period of six years, at an exercise price of $2.5 per share. Through December 31, 2007 430,217 warrants were converted into the same number of the Company’s ordinary shares.

In addition, as part of the Agreement, the placement agent of the investment was granted warrants exercisable for the purchase of up to 371,678 of the Company’s Ordinary shares. The placement agent’s warrants are exercisable at a price per Ordinary share of $2.64, at any time until January 2009. As of December 31, 2007, none of these warrants were converted into the Company’s Ordinary shares.

In connection with the issuance of the Preferred shares and the Warrants, the Company has applied EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” (“EITF 00-27”) which resulted in the recognition of $1,981 related to the beneficial conversion feature on the Preferred shares. The Company accounted for the beneficial conversion feature as a deemed dividend to the preferred shareholders of $1,981 and was credited to additional paid-in capital.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

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

During the year ended December 31, 2006, an amount of 1,700,000 Preferred shares were converted into the same number of the Company’s Ordinary shares. As of December 31, 2007 none of the Preferred shares were converted into the Company’s Ordinary shares and none of the Warrants had been exercised into Ordinary shares, and also Subsequent to balance sheet date.

c.	Share options:

Employee Share Option Plans:

In 1996, the Board of Directors of the Company adopted share option plans (as amended “the Old Plans”). As of December 31, 2007 108,000 options are outstanding and exercisable under the Old Plan. At the Company’s annual general shareholders’ meeting in December 2004, it was decided that there was no intention to grant any more options from the Old Plan and it was resolved to approve the 2004 share option plan (“the New Plan”), pursuant to which 1,000,000 Ordinary shares were reserved for issuance. In August 2006, an additional amount of 500,000 shares were reserved for issuance under the New Plan.

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

Pursuant to the New Plan, as of December 31, 2007, an aggregate of 867,333 options of the Company are still available for future grant.

Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the stock option activities in 2005, 2006 and 2007 is as follows:

	Year ended December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007

	Amount of options	Weighted average exercise price	Amount Of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at beginning of year	374,133	$10.13	390,333	$4.55	1,049,000	$3.97		$-
Granted	200,000	$3.50	755,500	$3.78	18,000	$3.00		$-
Exercised	-	$-	-	$-	-	$-		$-
Forfeited	(82,000)	$7.00	(93,500)	$4.23	(185,004)	$3.71		$-
Expired	(101,800)	$21.02	(3,333)	$20	(141,329)	$3.63		$-

Outstanding at end of year	390,333	$4.55	1,049,000	$3.97	740,667	$4.03	2.76	$-

Options exercisable at end of year	113,499	$5.05	266,330	$4.78	375,336	$4.51	2.23	$-

The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of December 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount change based on the fair market value of the Company’s stock. The share price as of December 31, 2007 is lower than the exercise price of all the changes during the year and therefore aggregate intrinsic value was not calculated.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years 2005, 2006 and 2007 was $0, $1.45 and $1.13.

Compensation expenses (income) related to options granted to employees were recorded to research and development expenses, sales and marketing and general and administrative expenses, as follows:

	Year ended December 31,

	2006	2007

Cost of sales	$229	$54
Research and development expenses	102	29
Sales and marketing	84	17
General and administrative expenses	36	13

	$451	$113

As of December 31, 2007, there was $146 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.16 years.

The options outstanding as of December 31, 2007 have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of exercisable options

		years

$ 3.0	115,000	1.92	$3.0	83,666
$ 3.5	240,000	3.22	$3.5	86,666
$ 3.9	248,667	3.12	$3.9	87,336
$ 4.3	29,000	3.25	$4.3	9,668
$ 6.0-8.0	108,000	1.5	$7.0	108,000

	740,667	2.76	$4.03	375,336	$4.51

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.

e.

Subsequent to the balance sheet date, the Company’s Board of Directors granted additional 25,000 options to employees. The exercise price of the options is the shares par value. The options expire 5 years from the date of grant.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,

	2005	2006	2007

Net income (loss) attributable to Ordinary shares	$(9,059)	$(3,803)	$2,447

Weighted average number of shares used for computing basic net income (loss) per share attributed to Ordinary shareholders	12,577,392	15,075,881	16,001,148

Dilutive affect:
Employee stock options	*)-	*)-	120,841
Preferred shares as converted	*)-	*)-	*)-

Weighted average number of shares used for computing diluted net income (loss) per share attributed to Ordinary shareholders	12,577,392	15,075,881	16,121,989

*)	Anti dilutive

NOTE 10:-	RELATED PARTIES TRANSACTIONS AND BALANCES

Composition:

	December 31,

	2006	2007

Balances between Team and the Company (see a below)	$(40)	$(3,932)

Balance with related party shareholder (see b below)	$373	$409

a.	Transactions and with Team:

Transactions between Team and its affiliates and the Company:

	Year ended December 31,

	2005	2006	2007

Revenues:
Commissions on product sales and payment for services	$93	$-	$502

General and administrative expenses:
Rent and maintenance	$1,379	$1,160	$1,402

Administrative and management services	$169	$160	$164

Purchase of equipment	$398	$352	$437

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10:-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

On April 19, 2005, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. (“Team”), a public company listed for trade on the Tel-Aviv Stock exchange, has distributed to its shareholders Ordinary shares of the Company that it owned, such that immediately following the distribution, Team held approximately 4.6% of the Company’s outstanding share capital.

As of December 31, 2007, Team holds 0.79% of the Company’s outstanding share capital.

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

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority (“ITA”). As a result of such audit, the ITA assessed an additional NIS 1.5 million ($390 as of December 31, 2007) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company’s tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10:-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

The Company filed a NIS 1.6 million ($416 as of December 31, 2007) lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. Based on an advice from Israeli council, the Company believes that it is entitled to such reimbursement. However, the Company cannot assure that the court will accept such view if this matter were brought before it. The trial took place in September 2007 and the Company is now in a process of submitting written summations.

NOTE 11:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Summary information about geographic areas:

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

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,

	2005		2006		2007

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$3,065	$4,249	$3,199	$3,217	$3,516	$5,596
North America	17,004	453	18,929	600	16,118	397
Europe	11,536	4	12,331	4	16,320	2
Australia	2,466	23	3,724	20	2,598	35
South America	3,551	-	3,085	-	2,251	14
Far East	1,999	-	1,626	1	3,217	1
South Africa	3,605	-	3,220	-	1,897	-

	$43,226	$4,729	$46,114	$3,842	$45,917	$6,045

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,

	2005	2006	2007

Customer A	14%	13%	15%
Customer B	2%	5%	7%
Customer C	0%	1%	6%
Customer D	4%	5%	6%

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 12:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development, net:

	Year ended December 31,

	2005	2006	2007

Total cost	$9,166	$9,632	$9,433
Less - grants and participations	30	54	-

Research and development, net	$9,136	$9,578	$9,433

b.	Financial income:

	Year ended December 31,

	2005	2006	2007

Financial income, net
Foreign currency translation adjustments	$(646)	$41	$985
Loss from sale of marketable securities	-	(838)	-
Other than temporary decline in fair value of marketable securities	(301)	(329)	-
Interest and other	1,100	1,788	1,165

Financial income, net	$153	$662	$2,150

c.	Other income:

The Company filed a claim against Ness Technologies Ltd. (“Ness”) regarding a Purchase Order from the ministry of defense for IDF. The Company claimed that it has a valid agreement with Ness to perform this project jointly and that Ness unlawfully decided to perform the said project without the Company. The Company did not record a provision for this claim.

In November 2006, the Company has signed a settlement agreement with Ness according to which Ness will pay the Company a sum of $150 in 3 equal installments, to be received up until December 31, 2007 as a full and final settlement including the dismissal of the claim filed by Ness.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 13:-	RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	Year ended December 31, 2006

	As reported	Adjustments	As per Israeli GAAP *)

Net loss	$(3,803)	$(2,204)	$(6,007)

Basic and diluted net loss attributed to shareholders	$(0.20)	$(0.18)	$(0.38)

	Year ended December 31, 2007

	As reported	Adjustments	As per Israeli GAAP *)

Net income (loss)	$2,896	$(5,774)	$(2,878)

Basic and diluted net loss attributed to shareholders	$0.15	$(0.30)	$(0.15)

	*)	Amounts in NIS presented in accordance with Israeli GAAP for all periods were translated into U.S. dollars according to the average exchange rate in the corresponding period.

b.	Effect on the balance sheet:

	Year ended December 31, 2006

	As reported	Adjustments	As per Israeli GAAP *)

Total equity	$30,495	$272	$30,767

	Year ended December 31, 2007

	As reported	Adjustments	As per Israeli GAAP *)

Total equity	$33,436	$699	$34,135

*)	Amounts in NIS presented in accordance with Israeli GAAP were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 13:-	RECONCILIATION TO ISRAELI GAAP (Cont.)

	c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP, as follows:

1.

According to US GAAP, the net income used to compute the net income per share is the net income attributed to Ordinary shareholders after deducting the deemed dividend associated with the beneficial conversion feature of the Preferred shares. According to Israeli GAAP, the net loss used to compute the net loss per share is not affected by the deemed dividend and the Preferred shares are included in the computation of the basic net loss per share.

2.

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

NOTE 14:-	SUBSEQUENT EVENTS

In 2007 the Company signed a definitive agreement to acquire Telesens LLC, a software house headquartered in Ukraine. Telesens has been developing, implementing and promoting software solutions and related professional services for the telecommunications market since 1998. The agreement closed in the beginning of January 2008.

Under the terms of the agreement, the aggregate purchase price will be up to $2.7 million, subject to downward adjustments related to amongst other, actual 2007 annual turnover and certain other performance parameters based on 2008 and 2009 operations. The consideration will be paid in cash over a three-year period.

------------