Form 20-F
period 2008-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2009-03-31
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) FOR THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13(b) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28986

TTI TEAM TELECOM INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

12 Amal Street, Afek Park
Rosh Ha’ayin 48092, Israel
972-3-926-9700
(Address of principal executive offices)

Tali Cohen-Tueg, Acting CFO
12 Amal Street, Afek Park
Rosh Ha’ayin 48092, Israel
972-3-926-9723
tali@tti-telecom.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Ordinary Shares, NIS 0.5 par value per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

16,003,158 Ordinary Shares, par value NIS 0.5 per share

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

Yes ☒    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

          If “Other” has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17     ☐ Item 18

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“TTI,” “us,” “we,” and “our” refer to TTI Team Telecom International Ltd. and its subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value NIS 0.5 per share;

•	“Series A Preferred Shares” are to our Series A Convertible Preferred Shares, par value NIS 0.5 per share;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” is to the United States Securities and Exchange Commission;

•	“NASDAQ” is to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars” or “$” are to United States dollars; and

•	“NIS” or “shekel” are to New Israeli Shekels.

          Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States, or GAAP. On March 29, 2009, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.196 to $1.00.

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

A. Selected Financial Data.

The tables that follow present portions of our financial statements and are not complete. You should read the following selected financial data together with our consolidated financial statements, notes to our consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects” included in this annual report. Historical results are not necessarily indicative of any results to be expected in any future period.

We derived the selected consolidated statements of operations data set forth below for the years ended December 31 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, which have been prepared in accordance with GAAP, from our audited consolidated financial statements, which are included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006, which have been prepared in accordance with GAAP, from audited consolidated financial statements that are not included in this annual report.

	December 31, (dollars in thousands, except for share data)

	2004	2005	2006	2007	2008

Statement of Income Data:
Revenues:
Products	$21,670	$25,317	$27,554	$25,722	$30,134
Services	16,128	17,909	18,560	20,195	22,152

Total revenues	37,798	43,226	46,114	45,917	52,286
Cost of revenues:
Products	16,645	13,015	14,783	12,504	16,381
Services	9,719	9,203	9,571	8,545	7,865
Impairment of capitalized software	3,597	177	–	–	–

Total cost of revenues	29,961	22,395	24,354	21,049	24,246

Gross profit	7,837	20,831	21,760	24,868	28,040

Operating expenses:
Research and development, net	10,744	9,136	9,578	9,433	11,407
Selling and marketing	19,220	11,977	10,214	7,857	9,996
General and administrative	6,636	6,325	6,679	6,952	6,351
Impairment of goodwill	–	–	–	–	1,401

Allowance for doubtful accounts and bad debt write-off	(50)	–	–	–	–

Total operating expenses	36,550	27,438	26,471	24,242	29,155

Operating income (loss)	(28,713)	(6,607)	(4,711)	626	(1,115)
Other income			150	33	–
Financial income (loss), net	1,326	153	662	2,150	(515)

Income (loss) before income taxes	(27,387)	(6,454)	(3,899)	2,809	(1,630)
Income taxes (benefit)	2,107	624	(96)	(87)	371

Net income (loss)	$(29,494)	(7,078)	(3,803)	2,896	(2,001)
Deemed dividend associated with Beneficial Conversion Feature	–	(1,981)	–	–	–
Income attributable to preferred shareholders	–	–	–	(449)	–

Net income (loss) attributable to ordinary shareholders	$(29,494)	(9,059)	(3,803)	2,447	(2,001)

Net Basic and diluted income (loss) attributable to ordinary shareholders	$(2.48)	(0.72)	(0.20)	0.15	(0.13)

Weighted average number of shares used in computing:
Basic net earnings (loss) per share attributed to ordinary shareholders	11,873	12,577	15,076	16,001	16,003

Diluted net earnings (loss) per share attributed to ordinary shareholders	11,873	12,577	15,076	16,122	16,003

	December 31, (dollars in thousands)

	2004	2005	2006	2007	2008

Balance Sheet Data:
Cash and cash equivalents	$5,472	$18,034	$31,410	$33,408	$24,957
Short term bank deposits	2,372	1,973	984	98	–
Marketable securities	12,626	15,713	–	–	–
Short-term bank debt	967	–	–	–	–
Working capital	16,806	23,613	24,462	30,519	27,829
Total assets	46,497	55,851	53,585	58,594	52,401
Shareholders’ equity	26,293	32,443	30,495	33,436	31,478

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

Risks Relating to Our Business and Our Industry

We have a history of net losses and may not achieve or sustain profitability in the near future.

We incurred net losses of $3.8 million in 2006, net income of $2.9 million in 2007 and net losses of $2.0 million in 2008. Although we have been profitable in the recent past, we may not be profitable or meet the level of expectations of the investment community in the near future. This could have a material adverse impact on our share price. Even if we achieve profitability, we cannot assure that future net income will offset our cumulative losses. In addition, our operating results may be adversely affected by timing of sales of our products or a shift in our mix of products and services.

We depend on a small number of customers for a large portion of our revenues and the loss of any one major customer will decrease our revenues.

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented 42% of our total revenues in 2006, 38% of our total revenues in 2007 and 49% of our total revenue in 2008. Due to our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

The global economic recession could cause slowdown and cancellations of significant sales of our products and services, which could seriously harm our operating results.

The second half of 2008 was affected by the global economic slowdown that exacerbated into a severe global recession. Our customers, vendors as well as partners and suppliers are affected by this recession in manner that affected us in a number of ways, including the following:

•	we have experienced, and expect to continue to experience, longer sales cycles;

•	some of our customers and vendors have cancelled and may cancel in the future their purchase plans and new projects;

•	strong pressure on the price of our products and services; and

•

some of our customers are undergoing, and may undergo in the future, financial difficulties which may result in a longer period for collection of payments owed to us and, in certain cases, even seeking to avoid payments to us altogether.

The economic outlook for 2009 has worsened significantly, including in our largest markets, North America and Europe, and the global economic recession appears set to continue for some time. However, we are currently unable to predict how long the recession will last or the full extent of its effects on our operating results and financial condition.

In the past few years, the communications service provider industry has undergone a period of consolidation. Consolidation of the service providers, some of which are our customers, may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

Our customers are concentrated in the public carrier communications market. The communications service provider industry is undergoing a period of consolidation and mergers. Examples of this trend are AT&T mergers with SBC (November 2005), Bellsouth (December 2006) and Dobson (July 2007).Consolidation and mergers of the providers will result in less potential customers and less networks to monitor and manage. Furthermore, the resulting consolidation and merger of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In addition, in the past four years, we have identified a trend of consolidation and acquisition in our competitors in the global operation support, or OSS market. Examples of this trend are the IBM acquisition of Micromuse (December 2005) and of Vallent (December 2006).This trend has resulted in stronger competition that threatens our market positioning.

We may need additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

Although we currently believe that we have sufficient capital to finance our operations for at least the next twelve months, we may need to raise additional capital in the future. For example, if our cash flows are less than expected, we may need to raise additional funds to respond to unforeseen technological or marketing hurdles, satisfy unforeseen liabilities, or take advantage of unanticipated opportunities. We may not be able to obtain funds at the time or times needed on terms acceptable to us, or at all. If we are unable to obtain adequate funds on acceptable terms, we may not be able to take advantage of market opportunities, develop new products, or otherwise respond to competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders would be diluted.

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

Prospective users of our products generally must make a significant commitment of resources. Sales cycles of our products are often lengthy, generally ranging from 6 to 24 months. Our sales process is often subject to delays caused by lengthy approval processes that usually accompany significant expenditures. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for 6 to 24 months. The implementation process may also be subject to delay. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue, especially in light of the current global economic recession, which has lengthened our sales cycles.

Our future success depends on our ability to keep pace with technological changes and emerging industry standards .

The market for our products is characterized by:

•	emergence of new types of networks and services;

•	changing services and technologies;

•	evolving industry standards;

•	changing regulatory environments; and

•	changes in communications service providers’ requirements.

In addition, the introduction of new technologies and new industry standards and practices can render our existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate and we could lose market acceptance and have reduced related revenues. Accordingly, our financial performance and growth is dependent on our ability to, among other things:

•	enhance and improve our existing products;

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

Although we continue to invest in improving our products and solutions, we cannot assure you that they will receive market acceptance. Thus, our future operating results depend on the market acceptance of our existing and new products and services, and if these investments do not achieve market acceptance, our business and financial results may be adversely affected.

We depend on strategic relationships and our revenues may be reduced if such relationships are not successful. In addition, our future growth will depend in part on our ability to form new strategic relationships or exploit indirect sales channels that will market our products effectively.

Our sales strategy includes direct sales to customers as well as sales through original equipment manufacturers, system integrators and other indirect channels for sales and support of our products. Specifically, we rely on strategic relationships with system integrators and hardware vendors to sell our products and services and these relationships may account for a larger portion of our revenues in the future. These parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

As part of our growth strategy, we have acquired Telesens LLC, or Telesens, a Ukraine-based software house, in January 2008, and we may continue to make acquisitions and/or invest in new technologies in the future. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate acquired technologies, operations, services and corporate culture of the acquired business or otherwise realize anticipated synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business.

Due to our new operation in Ukraine we may be exposed to unknown risks.

Following the acquisition of Telesens, our subsidiary in Ukraine, we are engaged in operational, financial and legal activities in Ukraine and in the CIS market. This environment is not familiar to us and we may not be able to adjust our operations to this new market. This may expose us to unknown risks.

Our internal investigation in connection with the acquisition of Telesens revealed improper conduct by one of our RBU managers. As a result, our business and reputation may be harmed. In addition, we may not be able to prevent similar events in the future.

Our Audit Committee completed an internal investigation that revealed that one of our RBU (Region Business Unit) managers, who is also the son of our Chairman and CEO, received improper commissions from the former key shareholder of Telesens (who is also the general manager of Telesens) in connection with our acquisition of Telesens in January 2008. While we concluded that the results of the internal investigation and related procedures do not have any impact on our financial results for the year ended December 31, 2008 or any other period, and that the investigation did not reveal any material weakness in our internal control over financial reporting, our business and reputation may be harmed. In addition, at the recommendation of our Audit Committee, we are in the process of taking a number of steps designed to improve and safeguard against the recurrence of improper conduct. These steps include clarifying the existing prohibition in our Code of Ethics on receiving improper personal gain. However, the effectiveness of these remedial measures will not be ultimately known until we have had an opportunity to establish a history with them. If we are unable to implement additional effective controls, there is a risk that we may not be able to prevent or detect improper personal gains that could harm our business and reputation, and, in certain events, such as when an improper personal gain affected our agreement with third parties, even cause a material misstatement of our annual or interim consolidated financial statements.

For additional details, see “Item 8A – Legal Proceedings – Internal Investigation.”

We may not be successful in our ongoing dispute with the former shareholders of Telesens.

Under the terms of the stock purchase agreement with the shareholders of Telesens, the aggregate purchase price is up to $2.7 million, subject to downward adjustments related to certain performance parameters, including Telesens’ actual 2007 annual turnover. The purchase price was to be paid by us in cash in three installments, as follows: (1) the first payment, of $1.0 million, was paid at closing; (2) 70.0% of the balance of the purchase price (subject to the relevant deductions) was supposed to be paid in February 2009; and (3) the remainder is scheduled to be paid in February 2010.

In early 2009, we engaged in discussions with Mr. Rubin, one of the selling shareholders of Telesens, with respect to our demand, in accordance with the purchase agreement, to make downward adjustments to the purchase price based on the performance parameters of Telesnes. In light of, among others, the objection of the selling shareholders to our demands and the internal investigation that was ongoing at the time, we have determined to hold the payment of the second installment, scheduled for February 2009, until resolution of these matters. On March 21, 2009, Mr. Rubin notified us that the selling shareholders initiated legal proceedings against us in Ukraine with respect to the purchase agreement. According to Mr. Rubin’s notice, the lawsuit alleges, among others, that we have breached the purchase agreement by not making the timely and full payment of the second installment. Accordingly, the plaintiffs seek to rescind the transaction, such that the selling shareholders will receive their shares of Telesens, and seek additional damages of approximately $500,000. If and when we are served with the lawsuit, we intend to vigorously defend our position. However, given the preliminary stage of this matter, we cannot predict the ultimate outcome of this matter at this time. In the event of an unfavorable resolution, we may be required to pay damages and other costs which could have an adverse effect on our results of operations and financial condition.

We rely on revenue from our international operations, and if we cannot overcome inherent risks, these operations will not succeed.

Our current customers are located in about 30 countries worldwide and we are seeking to expand into other markets. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future. However, we may not be able to sustain or increase revenues derived from our international operations. In addition, as we conduct business globally, our future results could be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•

difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

•	the impact of possible recessionary environments in certain economies, including the current global economic recession;

•	changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

•	difficulties in enforcing our rights in various jurisdictions;

•	reduced protection for intellectual property rights in some countries;

•	tariffs and other trade barriers;

•	adverse tax consequences;

•	restrictions on the conversion of currencies or the repatriation of earnings;

•	exchange ratres fluctuations;

•	the burdens of complying with a wide variety of foreign laws and regulations; and

•	economic and political instability.

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

In order to continue to sell our products in a competitive industry, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with payments covering only the products and services actually provided by us up to the date of termination. Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers terminate their agreements with us, we may have difficulty recovering our costs relating to such services and customized products that were not reimbursed by our customers up to the date of any termination. In such event, we may have reduced future revenues.

We may not be able to compete successfully in the highly competitive markets for our products.

Market consolidation has led to the strengthened position of fewer carrier customers on one hand and fewer OSS vendors on the other hand. The markets for our products are very competitive, and we expect competition to increase in the future. Our current and prospective competitors offer a variety of solutions to address the markets for network management system, or NMS, OSS, and business support system, or BSS. In addition, many of our current and potential competitors have significantly greater financial, technical, sales, customer support, marketing and other resources and longer operating histories than we have. Many also have greater name recognition and a larger installed base of their products and technologies. Any of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the development, promotion and sale of their products and may develop products comparable or superior to ours. In addition, our competitive position may be adversely affected by the recent trend towards consolidation amongst our competitors.

Increased competition could result in price reductions, reduced margins or loss of market share. If we are unable to compete successfully against current and future competitors, our revenues and profitability may be reduced.

Our current and potential competitors include:

•

organizations’ information technology, or IT, departments, some of which may be our customers or prospective customers, that provide or may attempt to develop NMS, OSS and BSS applications for their particular internal needs;

•	providers of NMS, OSS and BSS, such as IBM, which owns Micromuse and Vallent, Hewlett-Packard, Infovista, and Telecordia Technology;

•	communications equipment vendors, such as Ericsson, Nokia and Alcatel Lucent;

•	systems integrators who provide programming services to develop customer-specific applications, such as LogicaCMG, Accenture, Cap Gemini and IBM Global Services; and

•

managed service providers, such as Alcatel, Nokia and Ericsson, that offer their customers management services on top of their networks rather than building their own network operation center, or NOC, and purchasing an independent management system.

Currency fluctuations could have an impact on our revenues and profitability.

A portion of our revenues and expenses are in currencies other than U.S. dollars, such as the NIS and the Euro. Since our financial results are measured in dollars, fluctuations in exchange rates between these currencies and the U.S. dollar could have an impact on our revenues and profitability. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS, Euro or other currencies. These measures, however, may not adequately protect us from future currency fluctuations.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence and hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens and several Arab countries. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2006, 2007 and 2008, the inflation adjusted NIS appreciated against the U.S. dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. Even if we perform hedging transactions, they may not adequately protect us from the effects of inflation in Israel.

The tax benefits we currently entitled to receive require us to meet several conditions, which we may fail to satisfy.

Our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. If we have to pay additional taxes, this could harm our business and our profitability when achieved. The tax benefits we expect to receive will be applicable only when we have taxable income.

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

Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty and some were called to duty during armed conflicts, such as the one in January 2009. They may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees because of military service. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by key personnel could harm our business.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgement is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of Israeli law could delay, prevent or make difficult a merger or other business combination.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Item 10B - Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli Law.”

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since late 2002. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors;

•	the introduction of new telecommunications services and new industry standards;

•	changes in pricing policies by us or our competitors;

•	general market conditions, and changes in market conditions in our industry;

•	the general state of the securities market (particularly the technology sector); and

•	political, economic and other developments in the State of Israel, the United States and worldwide.

We may not satisfy the NASDAQ requirements for continued listing. If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Global Market, or NASDAQ, under the symbol TTIL. To continue to be listed on the NASDAQ, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share. Since November 2008, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. Accordingly, we are not in compliance with the NASDAQ listing requirments. However, NASDAQ has temporarily suspended the enforcement of the minimum bid price and minimum market value of publicly held shares, or MVPHS, requirements until July 20, 2009. During the temporary suspension, NASDAQ will not issue any new citations for bid price or MVPHS violations. We cannot assure you that we will be able to satisfy the minimum bid, or meet the other continued listing requirements of NASDAQ in the future. If we are delisted from the NASDAQ, trading in our ordinary shares may be conducted, if available, on the “OTC Bulletin Board Service” or, if available, another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2008, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares or valuing our assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Substantial future sales of our ordinary shares may depress our share price.

As of March 19, 2009, we had approximately 16.0 million ordinary shares issued and outstanding and approximately 6 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants or which are issuable upon conversion of outstanding Series A Preferred Shares. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and options or Series A Preferred Shares will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of outstanding Series A Preferred Shares, or upon the exercise of warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate.

One person beneficially owns a substantial amount of our shares and may influence our affairs.

As of March 19, 2009, Shlomo Eisenberg, the former chairman of our board of directors, beneficially owned 4,689,924 ordinary shares, which represents approximately 24.76% of our voting power. As a result, he may have an influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

The rights of the holders of our Series A Preferred Shares are superior to those of the holders of our ordinary shares.

In December 2004, we issued 6,636,391 Series A Preferred Shares to the investors in the private placement transaction described elsewhere in this annual report. As of March 19, 2009, 2,936,391 Series A Preferred Shares remain outstanding. The preferential rights of the Series A Preferred Shares currently include, among others:

•

weighted-average anti-dilution protection in the event that we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the conversion price in effect at the time of such issuance or deemed issuance, which could result in dilution of the holdings of ordinary shareholders; and

•

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

Corporate History and Details

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

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., currently known as Malam - Team Ltd., after having operated as a division of Malam - Team since 1988. In April 2005, Malam - Team distributed most of the ordinary shares of TTI held by it to its shareholders, and we ceased to be a subsidiary thereof.

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

Recent Business Developments

In January 2008, we acquired Telesens LLC, a software house headquartered in the Ukraine, as part of our strategy to expand our sales platform within the CIS market. For additional details regarding the transaction and associated legal proceedings, see Item 5A – Operating Results, and under the titles “Telesens” and “Internal Investigation” in Item 8A – Legal Proceedings.

Principal Capital Expenditure and Divestitures

During 2008, our capital expenditures totaled approximately $4.6 million (compared to $4.3 million during 2007 and $1.7 million during 2006), which was principally used for purchasing computers and peripheral equipment (including software and development tools) and motor vehicles in 2006 and 2007 and, in 2008, also for acquisition of Telesens. All of the above expenditures were paid from internally generated funds.

During the past three years, we did not make any significant divestitures.

B. Business Overview

Introduction

We are a leading provider of next generation Operations Support Systems (OSSs) to Communications Service Providers (CSPs) worldwide. For incumbent and emerging CSPs spanning fixed, mobile and cable markets, we provide a robust OSS platform that helps manage their networks and services effectively. With nearly two decades of experience in delivering our products and solutions to industry leading companies in more than 30 countries, we have a proven track record managing some of the world’s largest, most complex networks.

Our Netrac products deliver service assurance and service fulfillment capabilities. Our Netrac software speeds problem detection and resolution, streamlines work processes, improves quality of service, and maximizes network uptime and availability. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure, to automate, simplify and manage the complex process of delivering multiple communications services over diverse networks.

Our Netrac suite of products supports multi-vendor voice and data architectures over fixed, mobile, Internet Protocol (IP), cable, digital subscriber line (DSL) and Voice Over IP (VOIP) networks, allowing our customers to streamline operations and efficiently and rapidly roll out new services.

We have a significant installed base of solutions with dozens of customers, including some of the world’s largest communications service providers, commonly referred to as Tier 1 and Tier 2 operators. We have established working relationships with a number of leading network and communications equipment providers and world leading system integrators. These alliances enable us to provide end-to-end integrated solutions as well as stand-alone modules to meet our customers’ needs.

Industry Background; Market Opportunity

We identified three main trends in the market that we operate in:

•

First, in recent years, communication service providers have been upgrading their networks introducing new technologies such as Internet Protocol Television (IPTV), 3G (UMTS, HSPA, EVDO) and IP multimedia subsystems (IMS). These changes require adaptation of OSS systems to support new technologies and services.

Many communications service providers, including most Tier 1 and Tier 2 operators, are engaged in, or are in the planning stages of, rolling out next-generation architectures and managed IP services over fixed and mobile networks. These technologhical developments and evolving market trends force service providers to implement new technologies and deliver new services, all while increasing business efficiency. We believe this evolution in supplied services, the growing complexity of the networks and the evolving business models by which carriers operate, all require an efficient network management system which we believe our solutions offer.

•

The way telecom carriers operate and manage themselves is also evolving. The need to secure new sources of revenue and profit, and to integrate changing customer expectations into their service portfolios, significantly transforms the business models that successful carriers pursue while developing their value propositions and brands. Facing competition, the service providers, which aim to deploy cost effective services without sacrificing quality, and the incumbents, which seek to protect their markets, place a greater emphasis on customer satisfaction.

•	New markets emerge in developing countries and regions, such as India and Africa, introducing new challenges and market growth potential.

We believe these trends are affecting Communication Service Providers in several ways. First, it is becoming imperative to deliver timely services to customers over efficient networks. The focus on customer service takes place against a backdrop of increasing network complexity as voice and data transmissions converged and new services and technologies emerged. In addition, service providers are seeking to reduce their capital and operational expenditures and streamline their business processes to operate more efficiently and gain a competitive edge. OSS and BSS solutions maximize the return on invested capital by increasing the service provider’s efficiency and staff productivity, reducing operational costs and facilitating the rapid deployment of new services.

However, we identified additional trends that are negatively affecting the markt that we operate in:

•

The communications service provider industry is undergoing a period of consolidation and mergers. Examples of this trend are AT&T mergers with SBC (November 2005), Bellsouth (December 2006) and Dobson (July 2007). Consolidations and mergers of the providers will result in less potential customers and less networks to monitor and manage. Furthermore, the resulting consolidation and merger of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

•

This trend of consolidation, can also be seen in the OSS vendors arena as well. Acquistion deals such as the IBM acquisition of Micromuse (December 2005) and the IBM acquisition of Vallent (December 2006) have resulted in stronger competition in the OSS vendors market that threatens our market positioning.

Our Strategy

Our goal is to become the leading provider of innovative services assurance products and services, for next generation converged networks. Our strategy to achieve this goal contains the following key elements:

•

Expand and Enhance Product Offerings and Extend Technological Leadership. We intend to continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers. We are committed to keeping our products at the forefront of the industry by offering products that support new and innovative capabilities and technologies, including next-generation architectures and managed IP services. We intend to strive to build strong brand recognition for our products.

•

Leverage Installed Base for Additional Sales. We intend to leverage our customer installed base, including many industry-leading Tier 1 and Tier 2 operators, for additional sales. We expect to leverage our relationships and proven track record to become their preferred choice for next-generation network solutions. In addition, positive referrals from our existing customers have historically resulted in new sales opportunities for us.

•

Expand and Develop Additional Strategic Alliances. Our strategic alliances with leading integrators, software vendors and hardware vendors strengthen our brand name, enable us to generate sales leads, assist in expanding our installed base, assist in entering new markets shorten our time to market by leveraging their integration power. For these reasons, we intend to strengthen our existing strategic partnerships and to create new alliances.

•	Expand Presence in New and Existing Markets. We plan to capitalize on our global sales and marketing presence to further penetrate markets, win new customers and broaden our installed base.

Our Netrac Solutions

Our Netrac products, combined with our comprehensive professional service offerings, enable communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure, offer new services over complex networks and efficiently add new subscribers. Our expertise is derived from almost two decades of experience in developing and implementing software solutions for diverse communications service providers around the world. We are currently leveraging this expertise and continue to develop our Next Generation OSS, or NGOSS family of products, including the NGN modules and features, to provide a comprehensive solution for next-generation architectures and managed IP services.

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

Our Netrac products provide the following key advantages:

•

End-to-End Integrated and Modular Product Offering. Our Netrac suite of products consists of products that may be used in any combination to suit a communications service provider’s specific business needs. Our Netrac modules integrate with one another to either provide a comprehensive solution or to address specific functions.

•

Innovative products. We continuously invest resources in developing innovative key differentiating products that support IP based networks and NGN technologies (including IMS, UMTS, HSDPA, EVDO, IP, and IPTV etc.). Understating carriers’ needs, we specifically invests development resources in innovative modules that serve the future, service oriented business models of carriers, modules that will enable the reduction of operation costs and modules that will provide carriers’ customers with higher quality of services in the diversified networks that service providers are managing.

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

•

Management of Convergence Networks. Our Netrac suite of products is designed to manage convergence (fixed and mobile) networks via one unified management platform. As a result, communication service providers will be able to manage heterogeneous networks consisting of both fixed and mobile technologies and protect investments in their systems.

•

Flexible Platform. Our modular Netrac system provides our customers with an easy way to add new functionality and services and adapt to new technologies, as well as a scalable system that can accommodate the addition of network elements and growth in subscribers.

•

Open Architecture. Netrac’s open mature Application Protocol Interfaces, or API enables communications service providers to integrate their internal and third party systems and applications with their OSS environments, allowing the exchange of information among these systems and applications. We continuously update our library of APIs, enabling interfaces with customers’ internal and third party software systems. We are active members of the Telemanagment Forum Multi-Technology Operations System Interface, or TMF MTOSI standards group and follow its API guidelines.

•

Rapidly Deployable Solutions. Our Netrac suite of products is network equipment vendor-independent and includes a pre-built set of modules, libraries and applications, which enable communications service providers too rapidly and cost effectively deploy new network elements and services.

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

•

Accommodation to Partners. Our Netrac products are used in recent years by world leading system integrators. We consider these alliances of strategic importance and will continue to invest resources in accommodating our products to be customized, implemented and integrated, by integrators, within a communications service provider’s existing OSS and BSS environment.

Products and Services

Our Netrac products are capable of service assurance, provisioning and activation and managing complex fixed and mobile networks encompassing various domains. Since the first quarter of 2003, we have been reducing our activities in the SS7 field; however, we continue to support existing customers.

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

Fault Management Product Line

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

Our Netrac fault management product line includes the following products and add-ons:

•	Service Impact provides information on a problem’s impact on services and customers, thus enabling service status and management of corrective actions.

•

Fault Management (FaM) is a real-time alarm surveillance and management system that offers network operations center, or NOC, personnel an all-inclusive, prioritized view of alarms from various network domains and equipment.

•

Netrac FaM 10 Cruiser, which was released in 2008, is a new client of the FaM product, with a comprehensive graphical interface. The client was redesigned to support network management concepts which correspond to recent service provider needs and business processes, and now provides operators and managers with greater network-wide visibility, which allows improved decision-making capabilities in managing increasingly complex consolidated networks.

•	Reporter (FaM add-on module) is a Web based tool that provides insight into the network’s long-term behavior by producing informative reports.

•

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

•

Correlator TRS is an alarm correlation system that detects and isolates root-cause faults from the incoming alarm volume using network-wide topology data. Using information on the physical and logical connections that exist between network elements, Correlator +TRS reduces large alarm volumes into root-cause alarms, thus considerably shortening, Mean Time to Repair, or MTTR and the number of alarms operators must handle. The product includes a rich, out of the box, set of rules and scenarios supporting various technologies including Synchronous Digital Hierarchy, or SDH, Asynchronous Transfer Mode, or ATM, and IP.

•

Netrac Trouble Ticket (NeTkT) manages trouble tickets from creation through resolution. NeTkT allows communications service providers to implement the desired workflow in the problem resolution cycle and ensure the assignment of problems to the appropriate personnel.

Performance Management Product Line

Our Netrac performance management products proactively perform real-time monitoring and long-term analysis of network behavior based on performance measurements and xDR records. Our performance management products help service providers identify and address traffic degradations before they impact customers, maximize network performance and increase network utilization.

Our Netrac performance management product line includes the following products and add-ons:

•

Performance Management Module (PMM) which collects and analyzes performance measurements and xDR records in order to provide an accurate picture of network health and utilization. The PMM also presents traffic information to help network staff understand network and service status and predict future network behavior.

•

Traffic Guard (formerly called Traffic View) (PMM add-on module) utilizes the tight integration of performance and Mediation solutions to process thresholds, at real-time and as an integral part of the KPIs creation. TrafficGuard 2.0 uses the robust and scalable Netrac Mediation of us to collect output data from all network elements and element managers. The collected data is parsed, formatted and enriched by the Netrac Mediation, to be then forwarded to a web based interface that eases the operator ability to make timely decisions.

•

PMM Reporter (PMM add-on module) allows service providers to easily access web-based reports that provide detailed view of network and service performance. PMM Reporter enables users to detect critical problems, developing trends, and take proactive actions before these events escalate into a crisis. PMM Reporter also allows for network planning and marketing reports based on network and service performance data. PMM Reporter uses BusinessObjectstm XI technology. This technology provides an effective platform for retrieving business information from corporate databases, and delivering interactive web pages to end-users.

•

CallExpert (PMM add-on module) transforms raw xDR records into information that can be used for network and service monitoring, capacity planning and marketing-related applications, providing communications service providers with the tools to perform advanced quality of service, call failure and traffic trends analysis.

Infrastructure Product Line

Netrac is a scalable OSS, supporting the management of multi-vendor networks of various domains and technologies, as well as customization and extension to suit the changing needs of our customers. We continue enhancing and improving the product architecture to guarantee that it remains robust, open, secure, scalable and extensible and designed to facilitate a seamless integration into our customers’ IT and network environments.

Many carriers and service providers worldwide use the Netrac platform and have successfully integrated it with other OSS and BSS applications, using various interface methods. Our APIs are based on XML over JMS or HTTP web services correspondingly with the Service Oriented Architecture (SOA). We are also an active member of the TM Forum Interface Program (TIP) group and contribute to the fault and performance standard specifications regularly.

Our infrastructure product line includes the following products and add-ons:

•

Netrac Mediation Engine is a core component built into the Netrac platform that is capable of collecting all types of data from the network, including network events, performance measurements, call detail records (CDRs), IP detail records (IPDRs), and configuration data.

o

The engine processes the information into a unified format and provides filtered and meaningful generic data from hybrid networks to upstream OSS/BSS systems. Mediation rules can be either defined through the Netrac Mediation platform’s user-friendly GUI, or be loaded from our mediation libraries, which contain ready-to-use mediation rules for specific technologies, vendors, protocols, and network element types.

o

In addition, the mediation platform includes the innovative ability to configure and send commands to network elements from a remote client. This enhances the platform’s data collection capabilities and enables sending corrective and diagnostic commands to network elements, regardless of protocol, vendor, or domain.

•	Netrac Studio an integrated, user-friendly, graphical development environment for managing Mediation libraries and project layer customizations.

•

AutoDiscovery is a network discovery tool that uses ICMP and SNMP to discover IP based networks. The engine uses SNMP requests to get information stored in standard and vendor specific MIBs that are used to discover network elements, their internal structure and connectivity.

•

Dashboard is a web-based tool for operators and managers who require real-time, visual, full network view. Integrated with Netrac application such as: FaM, ServiceImpact, NeTkT and PMM. By using this tool, operators and managers are quickly updated on network and services status.

•

GIS Maps tool provides users with a spatial view of the network topology. The application displays network entities at their respective locations, network elements, sites and links on Geographical Information System (GIS) maps.

•

Schematic Views is a user-friendly graphical drag-and-drop application that allows users to view their network health. Users have the flexibility to view different sections of the network topology in multiple views. The users can also view fault information.

•

Base Configuration is a telecom assurance-oriented configuration repository. Base Configuration can be used for alarm enrichment, topology based correlation, service impact analysis and trouble ticket management.

•

NetImport module is used to import configuration data from external data sources into Base Configuration. The NetImport module is used for initial population of BC and for continuous updates of configuration with changes occurring in the network. SecureAccess provides a centralized gateway through which authorized users can view, access and send commands to different network elements based on their security authorizations.

Service Fulfillment Product Line

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

Our Netrac provisioning product line includes the following products:

•

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

•

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

We deliver the expertise necessary to customize, integrate and implement our software solutions. As of December 31, 2008, our professional services personnel consisted of 160 people operating in Israel, North America, Europe, Latin America and the Asia/Pacific region (including Australia). We provide a comprehensive series of training courses to our customers, partners and employees to provide and enhance the knowledge and skills necessary to deploy, use and maintain our software solutions. Our training courses address the technical aspects of our products while providing examples of customer best practices and operational efficiencies. We also offer “Train-the-Trainer” programs to enable our customers to conduct their own internal end-user training.

Project Installation; Maintenance and Customer Support

There are three distinct periods which occur during the process of providing a solution to a customer: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. Each period is divided into several phases; the number of phases is determined by the complexity of the project.

During the functional specification period, we define the specific requirements of the customer and become familiar with its network.

During the implementation period, we perform the work necessary to bring the solution up to a point where it is ready to begin to operate using real customer data. At the time of installation, customers generally receive on-site training tailored to the user organization. We also offer supplementary training to clients on an as needed basis.

During the stabilization period (which we refer to as a “warranty” period in many of our contracts with customers), we monitor the operation of the solution using real data, and performs the work necessary to ensure that the solution is stabilized and actually provides the functionality required by the particular customer. The stabilization period typically lasts approximately one year, but can be longer or shorter based on the particular solution. A project is considered completed when the stabilization period is over.

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

Beyond support contracts, we also provide on-site network support for additional fees. Our site management services include:

•	system management;

•	configuration changes;

•	failure recovery;

•	performance tuning;

•	database administration support;

•	communications administration support; and

•	preventive maintenance activities.

Customers

Our primary customers are established, large communications service providers. Our customers include:

•	incumbent local exchange carriers, or ILECs;

•	competitive local exchange carriers, or CLECs;

•	long-distance carriers;

•	wireless service providers and resellers; and

•	managed services vendors.

Potential intermediary customers include system integrators and private network owners, such as financial institutions and governmental entities.

To date, we have approximately 50 customers of our software solutions in about 30 countries (many of them are Tier 1 and Tier 2 communication service providers).

Sales and Marketing

We market our products and services to communication service providers. As a key part of our marketing strategy, we have established strategic alliances with leading software and hardware vendors as well as world leading system integrators.

We have focused our direct sales activities on North America, Europe, Africa and the Asia Pacific regions. Additionally, we market our products to communications service providers in Western and Eastern Europe and Asia/Pacific Rim through relationships with strategic partners and agents.

Sales effected through our strategic relationships with partners such as Nortel and Siemens accounted for approximately 12% of our revenues in 2006, approximately 12% of our revenues in 2007 and approximately 6% of our revenues in 2008. The contractual terms of our arrangement with our strategic partners are similar to the terms of the arrangement with customers that are end-users (projects in which we act as the prime contractor).

Our sales and marketing efforts are managed by a small group of senior managers with substantial experience in the communications software market. The sales process for new customers generally requires a significant investment of time and expenses and typically takes 6 to 18 months. The process also involves system designers, sales representatives and support personnel and typically requires presentations, demonstrations, field trials, visits to reference sites and lengthy negotiations. Since early 2008, we operate using Regional Business Units, or RBUs, including Americas RBU; Western Europe & Asia RBU; Eastern & Central Europe & Africa RBU; Israel RBU and Australia & New Zealand RBU. The main objectives of this operation strategy is to impose end-to-end accountability on the RBUs mainly with respect to sales and delivery, and to increase the commitment of each of the RBUs’ personnel to our customers’ needs in order to acheive our targets and goals.

To date, we have been successful in penetrating markets in North and South America, Europe, Israel, South Africa, the Asia/Pacific and Australia. We have established offices in The Netherlands, South Africa, Australia, India, Sweden, Costa Rica, Ukraine and in several locations in the United States. In addition, we have sales representatives and sales consultants located throughout the world.

As of December 31, 2008, we employed 28 sales and marketing personnel. To date, we have established relationships with many equipment, software and service providers. Through these alliances, we deliver a joint, comprehensive solution that builds on each respective company’s strengths. We intend to strengthen our existing strategic alliances, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

See also “Item 5 – Operating and Financial review and prospects - Results of Operations” regarding breakdown of our revenues by geographical area.

Research and Development

Our research and development efforts are currently focused on developing our supporting NGN modules and features to support next-generation technologies and managed IP services. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

As of December 31, 2008, we employed 119 employees in research and development (excluding the research and development employees of Telesens). We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our core capabilities include our:

•	ability to assess customers’ networks and understand their NMS, BSS and OSS requirements;

•	familiarity with a wide variety of communications protocols and interfaces;

•	ability to incorporate rule-based inference engines, data warehousing technology and replication tools into our Netrac solutions;

•	ability to adapt our products to different kinds of existing and next-generation fixed and mobile networks; and

•	expertise in utilizing leading programming languages, operating systems and databases to create user-friendly, distributed NMS, OSS and BSS solutions.

We reevaluate and enhance our product lines on an ongoing basis and seek to introduce new releases of each product regularly.

Gross research and development expenses were approximately $9.6 million, or 20.9% of our revenues, for the year ended December 31, 2006. Gross research and development expenses were approximately $9.4 million, or 20.5% of our revenues, for the year ended December 31, 2007. Gross research and development expenses were approximately $11.4 million, or 21.8% of our revenues, for the year ended December 31, 2008. We did not capitalize any amount invested for development in since 2003. We anticipate that we will continue to invest substantially amounts in research and development in future periods.

The government of Israel encourages research and development projects oriented toward producing systems and products for export. We received grants and participate in programs sponsored by the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, or the Chief Scientist; the BIRD Foundation; and the European Union. In previous years, we relied on these grants for the financing of a portion of our product development expenditures. Through December 2008 we recognized grants totaling $5.5 million from the Chief Scientist and the BIRD Foundation for the development of various aspects of our products.

In addition, in 2005, we received a grant of approximately $537,000 from the Chief Scientist, part of which relates to our participation in a consortium of companies (commonly referred to as MAGNET) engaged in the development of a management system for large networks. In 2006, we received a grant of approximately $54,000 from the Chief Scientist as the last payment for our participation in the MAGNET program. We are not required to repay the MAGNET program grant nor are we required to pay any royalties in respect thereof. In 2007 and in 2008, we did not receive any grants from the Chief Scientist.

We did not receive any grants from the European Union since 2005 and we are not required to pay any royalties for past grants received from the European Union as part of our participation in a consortium of companies engaged in the development of a platform for the management and control of IP over optical networks (DWDM).

As of December 31, 2008, our total contingent liability in respect of grants received from the Chief Scientist and the BIRD Foundation, net of royalties paid or accrued, was approximately $2.7 million. Although we have received grants in the past, and may continue to do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers. For additional details regarding terms and conditions relating to grants from the Chief Scientist, see “Item 5B – Grants from the Office of the Chief Scientist”.

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

Our current and prospective competitors offer a variety of solutions to address the communications service provider market and generally fall within five categories:

•	organizations’ internal IT departments, some of which may be our customers or prospective customers, that provide or may attempt to develop NMS, OSS and BSS applications for their particular needs;

•	providers of NMS, OSS and BSS applications, such as Syndesis Ltd, Agilent Technologies, Hewlett-Packard, Infovista, Oracle (Metasolv), IBM (Micromuse, Vallent) and Telecordia;

•	communications equipment vendors, such as Ericsson, Nokia and Lucent Technologies;

•	systems integrators who provide programming services to develop customer-specific applications, such as Accenture, Ericsson, ATOS, LogicaCMG, BusinessEdge Solutions, Capgemini and IBM Global Services.

•

managed service providers, such as Ericsson and Alcatel, that offer their customers management services on top of their networks rather than building their own network operation center, or NOC, and purchasing an independent management system.

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

Intellectual Property

We rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We currently have only one registered patent in the United States and one patent application pending in Europe. We have also obtained trademark registrations for Netrac®, and our logo in the United States.

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

We rely on certain software that we license from third parties, including software that is embedded in our products or integrated with third party and internally developed software and used in our products to perform key functions. For instance, we have licensed databases from Oracle and Sybase and development tools from Sybase, InteliJ, Borland Microsoft, Business Objects, and ILOG.There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms or at all. In addition, to a certain extent we are dependent upon such third parties’ ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes.

C. Organizational Structure

A list of our subsidiaries appears in Exhibit 8 to this annual report.

D. Property, Plants and Equipment

We do not own any real property. Our principal facilities, as relocated in December 2007 and in which our corporate headquarters are located, comprise approximately 48,160 square feet of office space, and are located in Rosh Ha’ayin, Israel. The lease of such facilities is scheduled to expire in December 2014, and the annual rent is approximately $577,000.

We also lease a facility in Yokneham, Israel, used primarily as a development center, which occupies approximately 2,740 square feet. This lease is scheduled to expire in December 31, 2009.

We also lease the following facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 11,223 square feet in Atlanta, Georgia, USA; approximately 4,418 square feet in Lenexa, Kansas, USA; approximately 800 square feet in Sydney, Australia; approximately 1,000 square feet in San Jose, Costa Rica; approximately 1,560 square feet in South Africa and approximately 430 square feet in Sweden.

Our leasing expenses for all of our said facilities were approximately $910,000 in 2008. We expect to pay total leasing expenses for our facilities of approximately $1.1 million in 2009.

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

Overview

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., currently known as Malam - Team Ltd., an Israeli publicly traded company, after having operated as a division of Malam - Team Ltd. since 1988. We are a leading global provider of OSS and BSS for telecommunications service providers.

Product revenues consist primarily of product license fees and fees for professional services required to customize our products for our customers. Service revenues consist of fees for customization, implementation, integration, development, training, consultancy, maintenance, and customer support. In some cases, we receive commissions from hardware vendors which are accounted for as product revenues. Our usual sale to a new customer ranges from $0.5 million to $6.0 million, depending upon the scope of the network and functionality required for a specific customer application. We believe that revenues from the license, service and support of our Netrac family of products will continue to account for most of our total revenues for the foreseeable future.

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

Generally, the time elapsed from when we receive an order for our products to the completion of installation range from 6 to 24 months. Under the terms of some of our contracts, we invoice our customers as we complete certain milestones, which on average occur every few months, or, in certain cases, after installation has been completed. We generally receive payment 30 to 150 days after we invoice customers. As a result, an average of five to six months passes between our performance of work and our receipt of payment.

Highlights of 2008

In 2008, total revenues were $52.3 million, compared to $45.9 million in 2007. Our operating loss was $1.1 million compated to operating income of $0.6 million in 2007 and we incurred a net loss of $2.0 million, compared to a net income of $2.9 million in 2007. We had cash and cash equivalents of approximately $25.0 million as of December 31, 2008 compared to $33.4 million as of December 31, 2008.

During the fourth quarter 2008 and the first quarter 2009, we initiated efforts to reduce our operating costs aimed at aligning our expenses to the current economic conditions. One of the steps taken was implemented in March 2009 and involved a company-wide salary reduction of approximately 5.0%.

In January 2008, we acquired Telesens LLC, a software house headquartered in the Ukraine, as part of our strategy to expand our sales platform within the CIS market. The acquisition was effected by way of a stock purchase agreement between us and the selling shareholders. Under the terms of the agreement, the aggregate purchase price is up to $2.7 million, subject to downward adjustments related to certain performance parameters, including Telesens’ actual 2007 annual turnover. The purchase price is to be paid by us in cash in three installments, as follows: (1) the first payment, of $1.0 million, was paid subsequent to the acquisition date, at closing; (2) 70.0% of the balance of the purchase price (subject to the relevant deductions) was supposed to be paid in February 2009, but due to a dispute with the selling shareholders, primarily on the size of the payment, was not paid as of yet; and (3) the remainder is scheduled to be paid in February 2010. We have pledged Telesens shares, representing 24% of the issued and outstanding Telesens shares, in favor of one of the selling shareholders to secure the said two deferred payments.

For additional details regarding the transaction and associated legal proceedings, see below under “Internal Investigation” and also under the titles “Telesens” and “Internal Investigation” in Item 8A – Legal Proceedings.

Internal Investigation

In January 2009, our Board of Directors received a written complaint of Mr. Edward Rubin, a former key shareholder of Telesens LLC who is also the current general manager of Telesens LLC, a Ukraine-based software house that was acquired by us in January 2008, alleging, among other things, that a Region Business Unit manager, or the RBU Manager, who is also the son of our Chairman and CEO, received improper commissions from Mr. Rubin with respect to the acquisition of Telesens.

Our Audit Committee engaged Barlev Investigative Auditing to lead an internal investigation. Based on the report of the independent investigator, our Audit Committee concluded, among other things, that (1) the RBU Manager received, directly or indirectly, approximately $90,000 (while he was entitled to receive under the finder agreement he had with Mr. Rubin up to $350,000) and that he failed to disclose the said commission to us, and (2) none of our other employees, officers or directors was aware of such commission or was engaged in any improper personal conduct. Our Audit Committee also made certain recommendations to our management, including terminating the engagement with the RBU Manager immediately.

We evaluated the effects, if any, of the results of the internal investigation and related procedures on our financial results for the year ended December 31, 2008 or any other period. The investigation concluded that the misconduct of the RBU Manager in our acquisition of Telesens did not affect the terms, including purchase price, of the transaction, and therefore, we determined it should not impact the accounting for the acquisition. We are currently exploring our legal status regarding the acquisition of Telesens and Mr. Rubin.

Based, among others, on our assessment of the financial results of Telesens for the year ended December 31, 2008 and the dispute with the former shareholders of Telesens, including Mr. Rubin, we determined that indicators for impairment exist, and according to FAS 144 and FAS 142 we performed an impairment test on Telesens. Based on such assessment, the goodwill acquired in the transaction and other long-lived assets were impaired by $1.5 million. The impairment was prompted primarily by the reduced projections for Telesens, as a result of the continued deterioration in market conditions in general and the decrease in our projected income from Telesens for future periods.

For additional details, see also under the titles “Telesens” and “Internal Investigation” in Item 8A – Legal Proceedings.

Our Functional Currency

A majority of our revenues is paid to us in U.S dollars or is U.S. dollar-linked. In addition, a substantial portion of our costs is incurred in U.S. dollars. Since the U.S. dollar is the primary currency in the economic environment in which we operate, the dollar is our functional and reporting currency. Transactions and balances denominated in dollars are presented at their original amounts. Accordingly, we remeasure monetary accounts maintained in currencies other than the U.S. dollar using the foreign exchange rate at the balance sheet date in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” or SFAS 52. We measure and record operational accounts and nonmonetary balance sheet accounts at the rate in effect at the date of the transaction. We report the effects of foreign currency remeasurement in current operations.

Because a substantial amount of our revenues is paid to us in U.S. dollars or is U.S. dollar-linked, and a substantial portion of our expenses is incurred in NIS, we are exposed to currency fluctuation risk. When the U.S dollar devaluates against the NIS, the cost of our operations in Israel will increase and vice versa.

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

Business Combination

In January 2008, we acquired Telesens through a stock purchase agreement, which means that we acquired all the assets and assumed all the liabilities of Telesens. The acquisition was accounted in accordance with business combination accounting. In accordance with business combination accounting, we allocate the purchase price of acquired company to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. We engage third-party appraisal firm to assist us in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets.

Our management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired company and are inherently uncertain. Critical estimates in valuing certain assets acquired and liabilities assumed include: future expected cash flows from license and service sales, maintenance agreements, customer contracts and estimated cash flows from the projects when completed, the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired in business combinations. The goodwill and the identifiable intangible assets (current technology and customer relations) on our balance sheet or that have been impaired at year end are a result of our acquisition of Telesens.

We review goodwill for potential impairment annually in the last quarter of each fiscal year and when events or changes in circumstances indicate the carrying value of the goodwill or other intangible assets may be impaired, we obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the use of an independent valuation firm, we perform internal valuation analyses and consider other publicly available market information. At year end, we also reviewed our long-lived assets for impairment as required by FAS 144.

We perform our annual impairment analysis of goodwill as of December 31 of each year, or more often if there are indicators of impairment present. The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. To determine the fair value used in Step 1, we use discounted cash flows. If and when we are required to perform a Step 2 analysis, determining the fair value of our net assets and our off-balance sheet intangibles would require us to make judgments that involve the use of significant estimates and assumptions.

We determine fair value using widely accepted valuation techniques, including discounted cash flow. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

If our estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our intangible assets. We determined, based on a valuation conducted as of December 31, 2008, that goodwill acquired in the Telesens acquisition should be impaired and that there was partial impairment of our other intangible assets, namely current technology and customer relations. The impairment was prompted primarily by the reduced projections for Telesens, as a result of the continued deterioration in market conditions in general and the decrease in our projected income from Telesens for future periods.

Revenue recognition

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

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2006, 2007 and 2008, we did not have such deferred costs.

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

Tax Accounting

We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Effective January 1, 2007, we adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of Statement No. 109 issued by the Financial Accounting Standard Board, or FASB. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

Accounting for stock-based compensation and fair value of our common stock

We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” or SFAS 123(R). Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock in order to estimate future stock price trends. Our expected dividend rate is zero since we do not currently pay cash dividends on our shares and do not anticipate doing so in the foreseeable future. We used the “simplified” method to establish the expected term of the awards as allowed under SAB 110. This approach means that the expected term would be the mid-point between the vesting date and the end of the contractual term. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

While management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement.

Impact of Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” or SFAS No. 141(R). This Statement replaces SFAS No. 141, “Business Combinations,” or SFAS 141, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes,” or SFAS 109, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

SFAS 141(R) also amends SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect that the adoption of SFAS 141R will have any impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” Or SFAS 160. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS 160 will have a significant impact on our consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7, which clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”. Collectively, these Staff Positions defer the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS 157. In addition, in October 2008 the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarified the application of how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP No. 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. As described in Note 3 to our consolidated financial statements contained elsewhere in this annual report, we adopted SFAS 157 and the related FASB staff positions except for those items specifically deferred under FSP FAS 157-2.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP FAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the potential impact, if any, of the adoption of FSP FAS 142-3 on our consolidated financial statements.

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock,” or EITF 07-5. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. We believe adopting this statement will have no impact on our consolidated financial statements.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	2006	2007	2008

Revenues:
Product	59.8%	56%	57.6%
Service	40.2	44	42.4

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	32.1	27.2	31.3
Service	20.8	18.6	15.1

Total cost of revenues	52.8	45.8	46.4

Gross profit	47.2	54.2	53.6
Operating expenses:
Research and development, net	20.8	20.5	21.8
Selling and marketing	22.1	17.1	19.1
General and administrative	14.5	15.1	12.2
Impairment of goodwill	–	–	2.7

Total operating expenses	57.4	52.7	55.8

Operating income (loss)	(10.2)	1.5	(2.2)
Other Income	0.3	0.1	–
Financial income, net	1.4	4.7	(0.9)

Income (Loss) before income taxes	(8.5)	6.3	(3.1)
Income taxes (tax benefit)	(0.2)	(0.1)	0.7

Net Income (Loss) attributable to common shareholders	(8.2)%	6.2%	(3.8)

The following table sets forth a breakdown by geographical area of our revenues (including maintenance revenues) as a percentage of total revenues for the periods indicated:

	Years Ended December 31,

	2006	2007	2008

Sales by Geographic Areas:
Israel	6.9%	7.7%	8.7%
North America	41.0	35.1	30.0
Europe	26.7	35.5	43.9
Australia	8.1	5.7	5.6
South America	6.7	4.9	2.0
Far East	3.5	7.0	6.6
Africa	7.0	4.1	3.2

Total	100.0%	100.0%	100.0%

Comparison of 2006, 2007 and 2008

Revenues

	Year ended December 31,
				% Change	% Change
($ in millions)	2006	2007	2008	2006 vs. 2007	2007 vs. 2008

Product sales	$27.5	$25.7	$30.1	(6.5)%	17.1%

Services	18.6	20.2	22.2	8.6%	9.9%

Total revenues	46.1	45.9	52.3	(0.4)%	13.9%

Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include fees for maintenance and customer support.

The increase in our product and service revenues compared to 2007 is mainly attributable to (1) the improvement of our sales process and our frame agreement with France Telecom; and (2) the increase in the value of the Euro against the US dollar during 2008 compared to its value during 2007. In addition, nearly $2 million of our revenues in 2008 are attributed to our new subsidiary, Telesens.

The decrease in our product revenues in 2007 compared to 2006 resulted mainly from the weakness in the amount of new orders received from our customers in the second half of 2006, which decreased our product revenues in the first two quarters of 2007. We believe such weakness was primarily attributed to the consolidation trend of our customers. Service revenues increased sequentially in 2006 and 2007 primarily due to additional maintenance contracts signed with certain customers following successful deployment of our systems in previous years and expiration of the contractual warranty period (the stabilization period).

Cost of Revenues

	Years ended December 31,
				% Change	% Change
($ in millions)	2006	2007	2008	2006 vs. 2007	2007 vs. 2008

Cost of product sales	$14.8	$12.5	$16.3	(15.5)%	30.4%

Cost of services	9.6	8.5	7.9	(11.5)%	(7.1)%

Total cost of revenues	24.4	21.0	24.2	(13.9)%	15.2%

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

The total cost of revenues increased to $24.2 million in 2008 from $21.0 million in 2007. This increase was mainly due to the increase of sales and the increased expenses associated with the U.S dollar’s weakness compared to the NIS. Because a substantial portion of our expenses is incurred in NIS, the devaluation of the dollar against the NIS during 2008 resulted in an increase in the dollar cost of our operations in Israel.

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

Gross Profit

	Years ended December 31,
				% Change	% Change
($ in millions)	2006	2007	2008	2006 vs. 2007	2007 vs. 2008

Product sales	12.8	13.2	13.7	3.1%	3.8%
Services	9.0	11.7	14.3	30.0%	22.2%
Total gross profit	$21.8	$24.9	$28.0	14.2%	12.4%

Gross profit as a percentage of revenues

	Years ended December 31,

	2006	2007	2008

Product sales	46.3%	51.4%	45.6%
Services	48.4%	57.7%	64.5%
Total gross profit	47.2%	54.2%	53.6%

Total gross profit increased to $28.0 million in 2008 from $24.9 million in 2007. However, as a percentage of revenues, the gross profit decreased from 54.2% to 53.6%. This is mainly due to the dollar’s weakness compared to the NIS which resulted in an increase of the dollar cost of our operations in Israel.

Total gross profit increased to $24.9 million in 2007 from $21.8 million in 2006, or from 47.2% to 54.2%. The increase in gross profit resulted from our implementation of a cost reduction plan, including the improvement of project delivery efficiency, and a mixture of projects and services in 2007 that were more profitable compared to those provided during 2006.

Operating Expenses

	Year ended December 31,
				% Change	% Change
($ in millions)	2006	2007	2008	2006 vs. 2007	2007 vs. 2008

Research and development, net	$9.6	$9.4	$11.4	(2.1)%	21.3%
Selling and marketing	10.2	7.8	10	(23.5)%	28.2%
General and administrative	6.7	7.0	6.4	4.5%	(8.6)%
Impairment of goodwill	–	–	1.4	–	100%

Total operating expenses	26.5	24.2	29.2	(8.7)%	20.7%

Research and Development Expenses, Net. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

	Year ended December 31,

($ in millions)	2006	2007	2008

Total cost of research and development	$9.7	$9.4	$11.4
Less grant participations	0.1	–	–
Research and development, net	9.6	9.4	11.4

Gross research and development expenditures increased 21.3% to $11.4 million in 2008, from $9.4 million in 2007. The increase in 2008 was primarily due to the increased expenses associated with the devaluation of the US dollar against the NIS.

Gross research and development expenditures decreased 3.0% to $9.4 million in 2007, from $9.7 million in 2006. The decrease in 2007 was primarily due to implementation of a cost reduction plan and more focused research and development plans. For further information, see below under the heading “Research and Development.”

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were approximately $10.0 million, or 19.1% of total revenues, in 2008; $7.8 million, or 17.1% of total revenues, in 2007; and $10.2 million, or 22.1% of total revenues, in 2006. The increase in selling and marketing expenses in 2008 is primarily due to (1) our efforts to increase sales and to increase our market share (2) the devaluation of the US dollar against the Euro and the NIS.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses decrease in 8.6% to $6.4 million, or 12.0% of our total revenues in 2008, from $7.0 million, or 15.1% of total revenues in 2007. The decrease was primarily due to lower legal expenses compared to 2007, mainly associated with our lawsuit against Hutchison UK, that was settled in 2008.

General and administrative expenses increased 4.5% to $7.0 million or 15.1% of our total revenues in 2007, from $6.7 million, or 14.5% of total revenues in 2006. The slight increase in the past two years is associated with our decision to maintain the critical mass necessary to manage and support our global business, which entailed, among others, an increase in legal expenses associated primarily with litigation as described under the heading “Item 8A – Legal Proceedings.”

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments. Our financial expenses were $0.5 million in 2008 and our financial income was $2.2 million in 2007. This decrease was primarily due to the devaluation of the Euro against the US dollar. Because a substantial portion of our customers are paying in Euro, the devaluation of the Euro compared to the US dollar during 2008 increased our financial expenses in 2008. Our financial income increased to $2.2 million in 2007 from $0.7 million in 2006 primarily due to (1) the sale of marketable securities we held during the third quarter of 2006, that were subject to impairment and therefore offseted our financial income and (2) the devaluation of the US dollar against the Euro and the NIS.

Research and Development

We conduct our research and development operations mainly in Israel. Our research and development efforts have been financed through internal resources and grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, the BIRD Foundation and the European Union. We did not apply for such funds in 2006, 2007 and 2008.The Chief Scientist provided grants of approximately $537,000 for the year ended December 31, 2005 and approximately $54,000 for the year ended December 31, 2006. We did not obtain any grants during 2007 and 2008. Of our total research and development expenses, these grants accounted for 5.9% in 2005 and 0.6% in 2006. These grants were provided to us as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these MAGNET program grants, nor are we required to pay any royalties in respect thereof. See “Item 5B – Grants from the Office of the Chief Scientist”.

We have also received royalty-bearing grants from the BIRD Foundation to be repaid at the rate of 3.5% to 5% of sales of products developed as a result of the research projects funded by the BIRD Foundation until a maximum of 150% of the U.S. dollar amount we received, linked to the United States consumer price index, is repaid. These royalty-bearing grants received for research and development are offset against our gross research and development expenditures. We paid or accrued to the BIRD Foundation insignificant amounts in the past few years and have not received grants from the BIRD Foundation since 1996.

Impairment of Goodwill and other long-lived assets

The expense of the impairment of goodwill was $1.4 million and it was recorded as a result of the annual tests required for goodwill. This resulted from the acquisition of Telesens in January 2008. The expense of the impairment of other long-lived assets was at the amount of $132,000.

Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, our facilities have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959, or the Investments Law. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities, as we intend to continue and file additional applications for approved enerpise in the future.

Subject to compliance with applicable requirements, the income derived from our approved enterprise facilities will be subject through 2013 to a reduced tax rate of a maximum of 25%. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. The above benefits are conditioned upon our fulfillment of conditions stipulated by the Investments Law, the regulations promulgated thereunder and the instruments of approval for the specific investments in approved enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of benefits received, in whole or in part. If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if we had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

During the years ended December 31, 2006, 2007 and 2008, we provided for a full valuation allowance against the increase in our deferred tax assets, resulting from our net operating losses carryforwards, in the amount of $1.1 million, $0.6 million and $0.5 million, respectively, because we did not believe that it is more likely than not that such deferred tax assets will be realized.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31,

	2008	2007	2006	2005	2004

Inflation (Deflation)	3.8%	3.4%	(0.1)%	2.4%	1.2%
Devaluation (Revaluation)	(1.1)%	(9.0)%	(8.2)%	6.8%	(1.6)%
Inflation (devaluation) gap	4.9%	12.4%	8.1%	(4.4)%	2.8%

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

B. Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and bank deposits of $32.5 million at December 31, 2006, $33.5 million at December 31, 2007 and $25.0 million at December 31, 2008.

Our operating activities provided (used) cash of $(2.6) million for the year ended December 31, 2006, $3.7 million for the year ended December 31, 2007 and $(4.3) million for the year ended December 31, 2008. $3.6 million out of the cash provided by operating activities in 2008 is due to the decrease in the credit balance of our related party Malam - Team Ltd.

Our capital expenditures were approximately, $1.7 million in 2006, $4.3 million in 2007 and $4.6 million in 2008. Our capital investments for improvements of leased premises were $0.02 million in 2006, $2.11 million in 2007 and $0.40 million in 2008. In 2008, our capital expenditures were approximately $4.6 million, of which $3.5 million were used for purchase of fixed assets and $1.1 million for the acquisition of our subsidiary – Telesens.

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

Management believes our cash, cash equivalents reserve, as well as cash flow from our operations in 2009 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

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

For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

Grants from the Office of the Chief Scientist

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. Grants received under such programs are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed with the grants. This government support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist’s programs and with the provisions of the R&D Law.

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

We currently employ 119 employees in research and development (excluding research and development employees of Telesens). Gross research and development expenses were approximately $9.7 million, or 20.9% of our revenues, for the year ended December 31, 2006. Gross research and development expenses were approximately $9.4 million, or 20.5% of our revenues, for the year ended December 31, 2007. Gross research and development expenses were approximately $11.4 million, or 21.8% of our revenues, for the year ended December 31, 2008. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.” We anticipate that we will commit increasing amounts to research and development in future periods.

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

D. Trend Information

Spending in the global OSS market in which we operate is built on the need for service providers to support new services and network equipment. The second half of 2008 was affected by the global economic slowdown that exacerbated into a severe global recession. Consequently, the economic outlook for 2009 has worsened significantly, including in our largest markets, North America and Europe, and the global economic recession appears set to continue for some time. This severe recession affects spending in the global OSS market, including service providers’ capital expenditures, which in turn is expected to reduce our sales and increase the pressure on the price of our products and services. Each of these factors could have a material adverse effect on our operating results.

In addition, the communications service provider industry is undergoing a period of consolidation. Examples of this trend are AT&T mergers with SBC (November 2005), Bellsouth (December 2006) and Dobson (July 2007). Consolidations and mergers of the providers will result in less potential customers and less networks to monitor and manage. Furthermore, the resulting consolidation of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

Furthermore, in the past four years, there has been a trend of mergers and acquisitions in the OSS market. Examples of this trend are the IBM acquisition of Micromuse (December 2005) and of Vallemt (December 2006).This consolidation results in stronger competition from a large competitor that could threaten our market position and decrease our sales.

With regards to our product portfolio, in the past few years, we have identified a continuous requirement in the OSS market for service management solutions. This trend, along with customers’ requirements has led us to integrate service and customer oriented capabilities into our product portfolio.

During the last few years, we have seen an increasing interest from existing and potential customers in performance solutions to proactively manage network and service level availability. This trend, which we believe is associated with the nature of next generation networks, their complexity and the increased requirement for fast time-to-market, has increased the relative portion of our performance systems solutions within our current and potential business.

In 2009, we expect market growth to slow or even be negative due to to the global recession. More specifically, we expect that global IT expenditure and OSS spending will decrease and we will experience a reduction in sales, as well as downward pressure on the price of our products and services. The above scenarios would have a material adverse effect on our business, operating results and financial condition. As we are unable to predict how long the recession will last and to what extent, we are taking precautionary steps to adjust our operating expenses to expected demand while securing our ability to be competitive and maintain revenues.

For more information on trends in our industry, please see Item 4, “Information on the Company–Business Overview–Industry Background; Market Opportunity.”

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2008, our known contractual obligations by type of obligation and for the periods indicated:

	Payment due by period (in thousands US$)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt	1,592	221	442	442	487
Operating Lease Obligations (facilities and vehicles)	6,066	1,391	2,385	1,527	763
Uncertain Income Tax Positions	120	120
Accured Serverance Pay	6,412

Total	14,190	1,732	2,827	1,969	1,250

In addition, we obtained performance guarantees in favor of certain customers from several banks in Israel amounting to $3.1 million and $0.8 million for the years ended December 31, 2007 and 2008, respectively. We obtained other guarantees in favor of facility and car leasers from banks in Israel amounting to $0.4 million for both years ended December 31, 2007 and 2008.

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A - Operating Results – Research and Development.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position

Meir Lipshes	63	Chairman of the Board, and Chief Executive Officer
Meir Dvir* (1)(2)	78	Director
Julie Kunstler*+(1)(2)	53	Director
Doron Zinger*+(1)(2)	56	Director
Ilan Toker	40	Director
Tali Cohen - Tueg	38	Acting Chief Financial Officer
Shachar Ebel	39	Chief Operational Officer and Chief Technology Officer
Duby Yoely	48	Vice President Marketing and Solution Engineering
Asaf Shirazi	40	Vice President Reaserch and Development
Shuki Rozanski	43	Vice President Business Development

* Designated as an “independent director” in accordance with NASDAQ Marketplace Rules.
+External director in accordance with the Companies Law.
(1) Member of audit committee
(2) Member of nomination and compensation committee

          Meir Lipshes has served as our Chief Executive Officer since December 2006 and as our Chairman of board of directors since January 2005. He has served as one of our directors since we commenced independent operations in September 1992. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004 and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes was one of the founders, and is a current shareholder, of Team Software, or Team, our former principal shareholder. Mr. Lipshes served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

          Dr. Meir Dvir became a director in 1997. Since 1994, Dr. Dvir serves as President of Dea Shnia Ltd., a consulting company. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005, Board member of TAT Technologies Ltd. from 1994 to 2008, Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology and defense company from 1984 to 1985, and President of Israeli Aircraft Industries from 1982 to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

          Julie Kunstler became a director in August 2006. She is the managing director and founder of Portview Communications Partners, a venture capital fund. From 1990 to 2002, she was the managing director of HK Catalyst Strategy & Finance Ltd. Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions. Ms Kunstler is a director or observer for several privately-held communications technology companies, including: FiberZone Networks, Teknovus and Teranetics. Ms. Kunstler holds a BA degree in urban planning from the University of Cincinnati and an MBA degree from University of Chicago.

          Doron Zinger became a director in 2004. Mr. Zinger has served as the chief executive officer of Zinger Communications Ltd., a consulting and management company, since July 2008. From 2005 to 2008 he was the chief executive officer of RiT Technologies Ltd., a NASDAQ-listed company engaged in providing physical network infrastructure control and management solutions. Mr Zinger was also a venture partner (Telecommunications) with Giza Venture Capital Fund, and a member of the Board of Directors of Vsecure Ltd. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of Cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. degree from The Technion Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

          Ilan Toker became a director in 2004. Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the Chief Financial Officer since 2000. Mr. Toker is the Chief Financial Officer of Malam - Team Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.) From 1997 until 2007 Mr. Toker has been the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.). Mr. Toker is a director in Isras Investment Company Ltd. and in Hassin Esh Ceramic Products Company (1990) Ltd. Mr. Toker holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University.

          Tali Cohen-Tueg, Acting Chief Financial Officer since September 2008. Prior to her CFO appointment, Mrs. Cohen-Tueg served as our Controller. She joined us in 1997. From 1994 to 1997, Mrs. Cohen-Tueg worked and specialized in a CPA firm. She holds her BA degrees in Economics and Accounting from Hebrew University in Jerusalem. She is a Certified Public Accountant in Israel.

          Shachar Ebel, Chief Operating Officer since July 2008 and Chief Technology Officer since 2004. Prior to joining us, Mr. Ebel held various positions in the OSS industry, including as Chief System Engineer at Ofek, a NGN telecom professional services group, and System Engineering Department Manager for OSS solutions at Telrad Networks. Mr. Ebel holds an MBA and a B.Sc in Electronics Engineering from Tel Aviv University.

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

          Joshua (Shuki) Rozanski rejoined us in January 2008 as Vice President, Business Development, after a brief one-year hiatus. Mr. Rozanski brings over 16 years of expertise in sales, marketing and business development within the telecommunication and hitech industries. Mr. Rozanski’s career at TTI Telecom also spanned positions as AVP Sales, managing the company sales team in EMEA, and prior to that, Director of Sales Western Europe, based in London. Before joining us in 2000, Mr. Rozanski served in senior marketing and sales positions at ECI Telecom in Israel from 1996 to 2000, including as Director of Marketing & Sales, West Europe. Mr. Rozanski also served as Senior Investment Analyst at Genesis Management and Investments and Supervisor of large-scale electronic projects for the Israeli Air Force. Mr. Rozanski holds a B.Sc in Electronics Engineering from the Jerusalem College of Technology and MBA from Bar Ilan University.

Additional Information

During 2008, our Chief Financial Officer left the company and since September 2008 Tali Cohen-Tueg has served as our Acting Chief Financial Officer. In February 2008, Lior Bergman, who served as our director since December 2004, stepped down from our board of directors.

There are no family relationships between any of the directors or members of senior management named above.

B. Compensation

Directors

In 2008, our directors, other than Meir Lipshes, received annual compensation of approximately $20,000 each and approximately $750 (approximately $450 per telephone meetings) per board meeting or per board committee meeting in which they participate, all linked to the Israeli Consumer Price Index, or CPI. We paid our directors, other than Meir Lipshes, an aggregate amount of approximately $120,000 in 2008. Our directors, other than Meir Lipshes, will continue to receive the aforesaid compensation in 2009.

In November 2006, our board of directors authorized the grant of options to purchase up to 15,000 ordinary shares to each of our directors (except for Meir Lipshes), at an exercise price of $3.50 per share. The grant was approved by our shareholders in December 2006. However, one of our directors, Ilan Toker, decided to waive his right to these options. The options granted to the directors in 2006, in an aggregate amount of 60,000, vest over a period of 3 years and shall expire in November 2011.

Executive Officers

We pay Meir Lipshes, our Chairman and Chief Executive Officer, a monthly management fee of approximately NIS 120,000 (approximately $31,500 according to the exchange rate prevailing on December 31, 2008) linked to the CPI, plus applicable social benefits. The total compensation paid to Meir Lipshes, our Chairman and Chief Executive Officer, during 2008 was approximately $568,000 compared to approximately $415,000 in 2007. The total amount of compensation paid to Meir Lipshes during 2007 and 2008 includes pension, retirement and similar benefits. The amount paid to Meir Lipshes in 2008 also includes a bonus of $145,000. In November 2004, our board of directors authorized the grant of options to Meir Lipshes to purchase up to 75,000 ordinary shares, at an exercise price of $3 per share. The option grant to Meir Lipshes was approved by our shareholders in December 2004. All of the options granted to Meir Lipshes in November 2004 expired in October 2008.

Total compensation during 2008 to the members of senior management (consisting of 7 persons, not including Meir Lipshes) amounted to approximately $1.6 million. This amount includes approximately $0.4 million set aside by us to provide special bonuses, pension, retirement and similar benefits. These figures for compensation include approximately $0.7 million paid in 2008 to two members of senior management whom we no longer employ or which no longer serve as executive officers.

Our employment agreements with our executive officers located in Israel provide for standard Israeli benefits, including, among other things, managers’ insurance and educational fund payments. We make payments in this context as follows: pension - 5.0% of gross salary; severance pay - 8.33% of gross salary; loss of earning capacity - up to 2.5% of gross salary; and educational fund - 7.5% of gross salary. With respect to some of our employees, such payments are made based on 75% to 85% of their gross salary.

For details about grant of stock options to our directors and executive officers, see also “Item 6E – Share Ownership” below.

C. Board Practices.

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ. For further information, see “Item 16G – Corporate Governance.”

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

Under NASDAQ Marketplace Rules, effective as of July 31, 2005, absent an exemption therefrom, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. Our board of directors determined that, other than Meir Lipshes and Ilan Toker, all of our directors qualify as independent directors under the new NASDAQ rules.

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

Pursuant to an amendment to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications “ (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” We believe we satisfy this requirement and that each of our external directors qualifies as having the requisite “accounting and financial expertise.”

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

Julie Kunstler and Doron Zinger serve as our external directors. Ms. Kunstler commenced her term as an external director in August 2006. Mr. Zinger commenced his term as an external director in April 2004 and was reelected in December 2006 for a term that commenced in April 2007.

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

Since our ordinary shares are listed on NASDAQ, we are also subject to NASDAQ rules and listing requirements. Under current NASDAQ and SEC rules, effective as of July 31, 2005, our Audit Committee must have at least three members and generally be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. In addition, current NASDAQ rules require all of the members of the Audit Committee to be financially literate and one of whom must possess accounting or related financial management expertise. Our Audit Committee satisfies the requirements of the Companies Law and the SEC and NASDAQ rules. Our Audit Committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of the Company’s independent auditors.

Compensation and Nominating Committee

Effective July 31, 2005, the NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation and nominating committee satisfies the requirements of the NASDAQ rules. Our compensation and nominating committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the nomination of the Company’s directors. The current members of our compensation and nominating committee are Meir Dvir, Doron Zinger and Julie Kunstler.

Directors’ Service Contracts

Except for Mr. Lipshes, as described in “Item 6B. - Directors, Senior Management and Employees - Compensation”, there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

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

D. Employees

The table below sets forth our working force presented by field of employment and geographical breakdowns, during the periods indicated*:

Approximate numbers of employees by category of activity	Research & Development & projects	Sales and marketing	Management, Finance and Administration	Others (Telesens)*	Total

2008	285	28	40	119	472
2007	274	35	43	N/A	352
2006	277	42	42	N/A	361

Approximate numbers of employees by geographic location	Israel	Americas	Europe	Asia	Africa	Australia	Ukraine*	Total

2008	256	66	13	9	5	4	119	472
2007	241	77	11	12	7	4	N/A	352
2006	247	87	11	5	6	5	N/A	361

* The numbers shown in this table reflect nearly 119 employees that were added to our workforce as a result of the acquisition of Telesens in January 2008, out of which 13 employees from Telesens provide R&D services to TTI.

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

Our Israeli employees. Certain provisions of the collective bargaining agreements between the Histadrut, General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay, social contributions and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums.

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

E. Share Ownership

Security Ownership of Our Directors and Executive Officers

The following table details, as of March 19, 2009,the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Meir Lipshes (1)	476,563	2.5%
All other directors and executive officers, as a group (consisting of 9 persons, other than Meir Lipshes) (2)	168,667	*

*	less than 1% of our outstanding ordinary shares.

(1)

As of March 19, 2009, Malam - Team Ltd. and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of March 19, 2009, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 7.0% of Malam - Team Ltd.’s shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Malam - Team Ltd. in us.

(2)

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

2008 Grants

In February 2008, we granted options exercisable into 25,000 ordinary shares at exercise prices of $3.0 per share.

We did not grant any options to our directors in 2007 and 2008.

Total Outstanding Options

The following table sets forth, as of March 31, 2009, the number of options outstanding under our Old Plans and 2004 Plan and their respective exercise prices and expiration dates:

Number of Options	exercise prices (range)	Expiration Date

56,000	$6.0-$8.0 *	June 30, 2009

120,000	$3.5	January 10, 2011
220,334	$3.9	February 13, 2011
29,000	$4.3	March 26, 2011
20,000	$3.0	November 13, 2011
45,000	$3.5	November 13, 2011
18,000	$3.0	March 27, 2012
25,000	$3.0	February 17, 2013

Total: 533,334**

*	The higher of $8.0 or the average of the market price in the 30 days prior to the end 12 months from the date the option was granted (i.e., the period between April 12, 2005 and May 11, 2005).
**	Out of which options to purchase 489,000 ordinary shares are currently exercisable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of March 19, 2009:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,689,924	29.3%	–	–	4,689,924	24.8%

Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%

Rima Management, LLC and Richard Mashaal(6)	1,104,705	8.3%	227,300	7.7%	1,332,005	7%

S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,003,155 ordinary shares outstanding as of March 18, 2009.
** Based on an aggregate of 2,936,391 preferred shares outstanding as of March 18, 2009.
*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.
**** Based on an aggregate of 18,939,546 ordinary and preferred shares outstanding as of March 18, 2009.

(1)

Shlomo Eisenberg holds 1,069,530 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 175,000 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14% of Malam - Team Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Malam - Team Ltd. and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)

Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns approximately 50% of Malam - Team Ltd. and, therefore, may be deemed to beneficially own the ordinary shares held by Malam - Team Ltd. and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)

Team Software holds 145,150 ordinary shares. Malam - Team Ltd. holds 5,300 ordinary shares. Since Malam - Team Ltd. holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Malam - Team Ltd., an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 19, 2009, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 7% of Malam - Team Ltd.’s shares. Mr. Lipshes disclaims any beneficial ownership. As of March 19, 2009, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

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

(6)

As of December 31, 2007, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 13, 2008. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,332,005ordinary shares (comprised of 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days, with an exercise price of $2.5 per share).

(7)

As of December 31, 2008, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 2, 2009. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share) and S Squared Technology Partners, LP, or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Significant changes in percentage ownership by major shareholders during last three years

In January 2005, Team Software transferred 5,200,000 of our ordinary shares held thereby to Malam - Team Ltd., its parent company, such that Malam - Team Ltd. held 5,200,020 or our ordinary shares directly and 762,530 of our ordinary shares through Team Software. In April 2005, Malam - Team Ltd. distributed to its shareholders 5,166,062 ordinary shares, such that immediately following the distribution, Malam - Team Ltd. held 719,488 of our ordinary shares, representing approximately 3.9% of our outstanding share capital. Of the 5,166,062 ordinary shares distributed by Malam - Team Ltd., 3,714,435 was distributed to Team Computer’s controlling shareholders, including Arad Investments and Industrial Development Ltd., Shlomo Eisenberg and Meir Lipshes (see the table above). In December 2006, Malam - Team Ltd. distributed additional 453,822 of our ordinary shares to its shareholders.

Voting Rights

The holders of our ordinary shares and the holders of our Series A Preferred Shares each have one vote per share held. As of March 19, 2009, approximately 56% of all Series A Preferred Shares issued have been converted into ordinary shares.

Record Holders

As of March 19, 2009, there were approximately 34 record holders of our ordinary shares, of which 15 were record holders with mailing addresses in the United States owning an aggregate of approximately 76% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 75% of our outstanding ordinary shares as of said date).

As of March 19, 2008, there were approximately 7 record holders of our Series A Preferred Shares, all of which were record holders with mailing addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

B. Related Party Transactions

Sale of Products; Services

Since the commencement of our operations in 1992, Malam - Team Ltd., our former parent company, has from time to time paid us commissions in respect of the sale by us of certain products represented and offered by Malam - Team Ltd.. This relationship is reflected in an agreement between us and Malam - Team Ltd. dated October 1996. Malam - Team Ltd. generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Malam - Team Ltd. from these sales less the cost to Malam - Team Ltd.. In connection with these sales, we recorded commissions of approximately $502,000 in 2007 and $364,000 in 2008. We have not recorded any commissions in 2006.

In addition, Malam - Team Ltd. provided us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimbursed Malam - Team Ltd. for the actual cost of such services. We recorded expenses for such services of $160,000 in 2006 and $164,000 in 2007. In 2008, we relocated our offices to Rosh Ha’ayin and therefore Malam - Team Ltd. no longer provides us administrative services and we did not record any expenses for such services in 2008.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Malam - Team Ltd. and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Malam - Team Ltd. The payments made by us to Malam - Team Ltd. and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately $352,000 in 2006, $437,000 in 2007 and $249,000 in 2008. We believe that the terms of these purchases are not different in any material respect than the terms we could receive from unaffiliated third parties.

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

Leased Facilities

From February 1998 to July 2005, we leased our principal facilities in Petach Tikva, Israel from Malam - Team Ltd. pursuant to a lease agreement dated February 1, 1998. Aggregate payments under this lease, which amount includes rent, maintenance and additional related expenses, were approximately $1.2 million during 2006 and $1.4 million during 2007. We extended the lease until December 20, 2007, when we relocated to new facilities of approximately 48,160 square feet of office space in Rosh Aaayin, Israel, which are leased from an unaffiliated party.

Compensation to Directors

With respect to compensation including options granted to our directors, see Item 6B under the caption “Compensation to Directors.”

C. Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18.

Legal Proceedings

Putative Shareholder Class Action

A putative shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held our shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors. We filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 9, 2006. We filed a motion to dismiss the second amended and consolidated complaint on January 10, 2007 which motion was denied with respect to us by order dated May, 2007. In December 2007, an agreement in principle was reached and memorandum of understanding outlining such agreement was executed. A motion seeking preliminary approval of the settlement from the court was filed on April 14, 2008 and an order preliminary approving the settlement and setting a hearing on September 11, 2008 was filed on May 29, 2008. The hearing was held on September 11, 2008 and the court entered a final judgment approving the settlement and dismissing the action with prejudice. More than 30 days have elapsed from the date of entry of the final judgment has and accordingly, the time to appeal from the final judgment has expired. The settlement is being paid by the directors and officers insurance of the Company.

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

We filed a NIS 1.6 million lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. In August 2008 the court ruled in our favor and ordered that Mr. Eisenberg will pay us the amount of approximately NIS 1.7 million (approximately $ 459,000), including linkage differentials and interest and including attorney fees. In October 2008 Mr. Eisenberg appealed to the district court. A preliminary hearing in the district court is scheduled for September 16, 2009.

Internal Investigation

On January 26, 2009, our Board of Directors received a written complaint of Mr. Eduard Rubin, a former key shareholder of Telesens LLC who also serves as the general manager of Telesens LLC, a Ukraine-based software house that was acquired by us in January 2008, alleging, among other things, that Mr. Moti Lipshes, a Region Business Unit manager, or the RBU Manager, who is also the son of Mr. Meir Lipshes, the Chairman of our Board of Directors and our Chief Executive Officer, received improper commissions from Mr. Rubin with respect to the acquisition of Telesens.

Our Audit Committee engaged Barlev Investigative Auditing, an Israeli accounting firm with significant experience in investigating improper business conduct, to lead an internal investigation. Based, among other things, on the report of the independent investigator, the Audit Committee concluded that (1) a finder fee agreement between Mr. Rubin and the RBU manager was entered into in September 2006, whereby the RBU manager agreed to assist and promote a sale of Telesens to a third party in consideration for a finder fee; (2) in early 2007, the RBU manager introduced Telesens to the senior management of TTI Telecom as a potential acquisition target, and in December 2007, we entered into a definitive agreement to acquire Telesens from its two shareholders, including Mr. Rubin; (3) neither the RBU manager nor Mr. Rubin informed us of the said finder fee agreement; and (4) the evidence obtained and reviewed in the investigation did not establish any wrongdoing or improper personal conduct by Mr. Meir Lipshes, the Chairman of our Board of Directors and our Chief Executive Officer, or any other employees, officers or directors of TTI Telecom, and the Audit Committee continues to have full confidence in the integrity of the current management team.

In light of its conclusions, the Audit Committee made the following recommendations, as endorsed by our Board of Directors and performed by our management, (1) to instruct management to terminate the engagement with the RBU Manager immediately and examine all other legal remedies available to the Company under the circumstances; (2) to instruct management to explore the legal status of the Company regarding Telesens and Mr. Rubin under the circumstances; and (3) to instruct management to prepare and present to the Audit Committee a report regarding the clarity of the existing prohibition on personnel and contractors of the company from engaging in improper personal gain, and to suggest remedial measures if needed.

We intend to pursue all legal remedies available under the circumstances against the RBU manager, Telesnes and its selling shareholders. In addition, at the recommendation of our Audit Committee, we are in the process of taking a number of steps designed to improve and safeguard against the recurrence of improper conduct. These steps include clarifying the existing prohibition in our Code of Ethics on receiving improper personal gain and establishing a company-wide educational program.

We also evaluated and concluded that the results of the internal investigation and related procedures do not have any impact on our financial results for the year ended December 31, 2008 or any other period (other than the expenses associated with such investigation), and that the investigation did not reveal any material weakness in our internal controls over financial reporting.

Telesens

Under the terms of the stock purchase agreement with the shareholders of Telesens, the aggregate purchase price is up to $2.7 million, subject to downward adjustments related to certain performance parameters, including Telesens’ actual 2007 annual turnover. The purchase price was to be paid by us in cash in three installments, as follows: (1) the first payment, of $1.0 million, was paid at closing; (2) 70.0% of the balance of the purchase price (subject to the relevant deductions) was supposed to be paid in February 2009; and (3) the remainder is scheduled to be paid in February 2010.

In early 2009, we engaged in discussions with Mr. Rubin, one of the selling shareholders of Telesens, with respect to our demand, in accordance with the purchase agreement, to make downward adjustments to the purchase price based on the performance parameters of Telesnes. In light of, among others, the objection of the selling shareholders to our demands and the internal investigation that was ongoing at the time, we have determined to hold the payment of the second installment, scheduled for February 2009, until resolution of these matters. On March 21, 2009, Mr. Rubin notified us that the selling shareholders initiated legal proceedings against us in Ukraine with respect to the purchase agreement. According to Mr. Rubin’s notice, the lawsuit alleges, among others, that we have breached the purchase agreement by not making the timely and full payment of the second installment. Accordingly, the plaintiffs seek to rescind the transaction, such that the selling shareholders will receive their shares of Telesens, and seek additional damages of approximately $500,000. If and when we are served with the lawsuit, we intend to vigorously defend our position. However, given the preliminary stage of this matter, we cannot predict the ultimate outcome of this matter at this time. In the event of an unfavorable resolution, we may be required to pay damages and other costs which could have an adverse effect on our results of operations and financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. Significant Changes

No significant change has occurred since December 31, 2008, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares have been traded on the NASDAQ Global Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the NASDAQ.

	High	Low

2004:
Full Year	$6.40	$1.71
2005:
Full Year	$3.58	$1.84
2006:
Full Year	$5.50	$2.36
2007:
Full Year	$3.22	$2.20

First Quarter	2.70	2.44
Second Quarter	3.00	2.30
Third Quarter	3.22	2.51
Fourth Quarter	2.66	2.20

2008:
Full Year	$2.42	$0.53

First Quarter	2.42	1.83
Second Quarter	2.27	1.86
Third Quarter	2.09	1.36
Fourth Quarter	1.36	0.53

Most Recent Six Months
September 2008	1.70	1.36
October 2008	1.36	1.00
November 2008	1.00	0.53
December 2008	0.74	0.59
January 2009	0.67	0.57
February 2009	0.72	0.56
March 2009 (through March 27, 2009)	0.62	0.52

On March 27, 2009, the last reported closing sale price of our ordinary shares on the NASDAQ National Market was $0.62 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the NASDAQ National Market under the symbol “TTIL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

          The following is a summary description of certain provisions of our Memorandum of Association and Articles of Association, and certain relevant provisions of the Israel Companies Law which apply to us. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

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

Ordinary Shares

The holders of our ordinary shares have, among other rights generally available to shareholders of an Israeli company under our Articles of Association and under the Companies Law, the following rights, preferences and restrictions:

•	one vote at meetings of our shareholders in respect of each ordinary share held thereby;

•	the right to share pro rata in any distributions of dividends; and

•	subject to the liquidation preference of holders of any shares having preferred rights upon liquidation, to share pro rata in the proceeds available for distribution upon liquidation.

Series A Preferred Shares

The holders of our Series A Preferred Shares have, among other rights generally available to shareholders of an Israeli company under our Articles of Association and under the Companies Law, the following rights, preferences and restrictions:

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

Dividends may also be paid in kind, i.e., through the distribution of assets or shares, debentures, or debentures stock of our company or of other companies. However, in such event, we will be required to obtain the approval of our shareholders in addition to the declaration required by our board of directors.

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

A quorum in a general meeting consists of two or more holders of ordinary shares, present in person or by proxy, who hold together at least one third (33 1/3%) of the voting power of our company. If there is no quorum within an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders will constitute a quorum. Every ordinary share entitles the holder thereof to one vote. A shareholder may only vote the shares for which all calls have been paid up on, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or if the shareholder is a corporate body, by its representative.

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

Conclusion

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

E. Taxation

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any federal, foreign, state or local taxes.

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

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains may apply (currently through the end of 2010) to dividends received by U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received.

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

Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes. Subject to limiting rules set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. One such rule generally limits the amount of allowable foreign tax credits in any year to the amount of regular U.S. tax liability for the year attributable to foreign taxable income. This limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. Also, this limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income, and such U.S. holder makes an appropriate election. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder may also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

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

Gain realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, Treasury regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Following a temporary order and an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

A company owning an approved enterprise may elect to forego certain government grants extended to approved enterprises in return for an alternative package of tax benefits, which we have done. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate under the Investments Law for the remainder of the benefits period. The years limitation does not apply to the exemption period.

Most of our production facilities in Israel have been granted “approved enterprise” status under five separate investment programs and, as such, are entitled to tax benefits, under the Investments Law. According to the law, we have elected the “alternative benefits track”, and have waived certain government grants in return for a tax exemption. Upon our initial public offering in 1996, we became a “foreign investment company” for purposes of the Investments Law. Accordingly, we are entitled to a ten year period of benefits. Income derived from our investment programs is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each tax year). The investments under our approved investments programs were accomplished during 1994-2005. As of December 31, 2008 the benefit periods of the first and the second programs expired. The benefit periods of the third and forth programs will expire in 2009 and 2011, respectively. The benefit period of the fifth program has not yet commenced and will end in 2013. For the years which are entitled to a reduced tax rate, the period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

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

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if we had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

Amendment to the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” (which is referred to as a Benefited Enterprise following such amendment) only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center is responsible for a Benefited Enterprise under the alternative package of benefits. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimum investment in manufacturing assets for the Benefited Enterprise.

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

Inflationary Adjustments Law

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes were measured in real terms in accordance with the changes in the Israeli Consumer Price Index, or the Israeli CPI. Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in fiscal year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated us for three years. Accordingly, commencing with fiscal year 2003, results for tax purposes are measured in terms of earnings in dollars. We filed for one-year extensions in 2006 and 2007. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

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

As of January 1, 2006, generally, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to (i) dealers in securities, and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of our shares acquired by individuals prior to January 1, 2003 generally will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available). However, non-Israeli corporations will not be entitled to such exemption, if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. On distributions of dividends by an Israeli company to non-residents of Israel, other than bonus shares or stock dividends, income tax is applicable at the rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; of (ii) 15% for dividends generated by an Approved or Benefited Enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

A majority of our revenues are paid in U.S dollars and Euro or linked to U.S. dollars. We believe that inflation and fluctuations in the NIS/U.S. dollar exchange rate have no material effect on our revenues. Inflation in Israel and U.S. dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar. However, the revenues that are paid in Euro are influenced by fluctuations in the Euro / U.S dollar exchange rate, devaluaion of the Euro compared to the U.S dollar decreases our revenues.

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

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Our management, including our chief executive officer and our principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management, including our chief executive officer and our principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management including our chief executive officer and our principal financial officer has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Meir Dvir, one of the members of our audit committee, qualifies as a financial expert and is independent under the applicable regulations.

Item 16B.	CODE OF ETHICS

In February 2004, we adopted a Code of Ethics and Business Conduct that applies to our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions, a copy of which is filed as Exhibit 11 to this annual report.

For details regarding a violation of our Code of Ethics, see Item 8A – Legal Proceedings – Internal Investigation.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

          In the annual meeting held on December 30, 2008 our shareholders re-appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,

	2007		2008

Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$135,000	63%	$190,000	83%
Audit-related (2)	$20,000	9%	$38,000	17%
Tax (3)	$45,000	21%	–	–
Other (4)	$15,000	7%	–	–
Total	$215,000	100%	$228,000	100%

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

(2)

Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards. In 2007, most of these fees were for services relating to the Section 404 of the Sarbanes-Oxley Act of 2002 compliance process we have begun. In 2008, most of these fees were for audit services related to Telesens acquisition.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

(4)	Other fees relate to the Teleses transaction.

Pre-approval Policies and Procedures

Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. except that, as permitted under NASDAQ rules, we follow Israeli practices in certain areas. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We comply with this requirement, except that have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. In addition, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 4350(b)(1)(A), relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www.tti-telecom.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

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

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha’ayin, Israel on the 31 day of March, 2009.

TTI TEAM TELECOM INTERNATIONAL LTD.

By:	/s/ Meir Lipshes

Meir Lipshes
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1

Second Amended and Restated Articles of Association of Registrant, as amended through December 27, 2005 (1); Certificate of Amendment, dated August 10, 2006 (2); and amendment, effective June 19, 2008 (3)

1.2	Memorandum of Association of Registrant, as amended through December 29, 2004. (4)

4.6	The Registrant’s Share Option Plan, dated November 15, 1996. (5)

4.8	2004 Employee Share Option Plan, adopted December 29, 2004. (4)

4.9	Agreement, dated October 9, 1996, between the Registrant and Team. (6)

4.10	Registration Rights Agreement, dated October 22, 1996, between the Registrant and TSIL. (6)

4.12	Lease, dated February 1, 1998, between the Registrant and Team. (7)

4.13	Amendment to Lease Agreement dated September 2, 2002. (8)

4.14	Second Amendment to Lease Agreement dated July 14, 2005. (9)

8	Subsidiaries

10.11	Consent of Independent Auditors of the Registrant

11	Code of Ethics and Business Conduct. (10)

12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Principal Executive Officer pursuant to §906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to §906 of the Sarbanes-Oxley Act

(1)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(2)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(3)	Previously filed as Item 2 of TTI’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on May 5, 2008, and incorporated herein by reference.

(4)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(5)	English summary from Hebrew original was previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(6)	Previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(7)	English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

(8)	English translation from Hebrew original previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(9)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(10)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

          We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles which differ in certain aspects from International Financial Reporting Standard (“IFRS”) and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993 as described in Note 15).

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2009	A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,408	$24,957
Short-term bank deposits	98	–
Trade receivables (net of allowance for doubtful accounts - $0 and $105 at December 31, 2007 and 2008, respectively)	8,185	10,032
Unbilled receivables	3,155	3,215
Related party (Note 12)	409	459
Other accounts receivable and prepaid expenses (Note 3)	3,192	2,305

Total current assets	48,447	40,968

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investment in a company	165	165
Severance pay fund	3,937	3,836

Total long-term investments and receivables	4,102	4,001

PROPERTY AND EQUIPMENT, NET (Note 4)	6,045	7,283

OTHER INTENGIBLE ASSETS (Note 5)	–	149

Total assets	$58,594	$52,401

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,364	$2,284
Deferred revenues	4,666	3,648
Related party (Note 12)	3,932	420
Other accounts payable and accrued expenses (Note 7)	6,966	6,787

Total current liabilities	17,928	13,139

ACCRUED SEVERANCE PAY	5,651	6,412

LONG TERM LIABILITY (Note 8b)	1,579	1,372

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 10):
Share capital:
Ordinary shares of NIS 0.5 par value - Authorized: 30,000,000 shares at December 31, 2007 and 2008; Issued and outstanding: 16,003,158 shares at December 31, 2007 and 2008	2,261	2,261
Preferred A shares of NIS 0.5 par value – Authorized: 6,636,391 at December 31, 2007 and 2008; Issued and outstanding: 2,936,391 shares at December 31, 2007 and 2008: Aggregate liquidation preference of $6,460 at December 31, 2008	334	334
Additional paid-in capital	75,038	75,251
Accumulated other comprehensive loss	–	(170)
Accumulated deficit	(44,197)	(46,198)

Total shareholders’ equity	33,436	31,478

Total liabilities and shareholders’ equity	$58,594	$52,401

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2006	2007	2008

Revenues (Note 13):
Products	$27,554	$25,722	$30,134
Services	18,560	20,195	22,152

Total revenues	46,114	45,917	52,286

Cost of revenues:
Products	14,783	12,504	16,381
Services	9,571	8,545	7,865

Total cost of revenues	24,354	21,049	24,246

Gross profit	21,760	24,868	28,040

Operating expenses:
Research and development, net (Note 14a)	9,578	9,433	11,407
Selling and marketing	10,214	7,857	9,996
General and administrative	6,679	6,952	6,351
Impairment of goodwill	–	–	1,401

Total operating expenses	26,471	24,242	29,155

Operating income (loss)	(4,711)	626	(1,115)
Other income (Note 14c)	150	33	–
Financial income (expenses), net (Note 14b)	662	2,150	(515)

Income (loss) before income taxes	(3,899)	2,809	(1,630)
Income taxes (Note 9)	(96)	(87)	371

Net income (loss)	(3,803)	2,896	(2,001)

Loss attributable to preferred shareholders	–	(449)	–

Net income (loss) attributable to ordinary shareholders	$(3,803)	$2,447	$(2,001)

Earning (loss) per share (Note 11):
Basic and diluted net earning (loss) per share attributed to Ordinary shareholders	$(0.20)	$0.15	$(0.13)

Weighted average number of shares used for computing basic net earning (loss) per share attributed to Ordinary shareholders	15,075,881	16,001,148	16,003,158

Weighted average number of shares used for computing diluted net earning (loss) per share attributed to Ordinary shareholders	15,075,881	16,121,989	16,003,158

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Number of		Share capital
					Additional	Accumulated		Total	Total
	Preferred	Ordinary	Preferred	Ordinary	paid-in	other	Accumulated	comprehensive	shareholders’
	A shares	shares	A shares	shares	capital	loss	deficit	income (loss)	equity

Balance as of January 1, 2006	4,636,391	13,872,941	$526	$2,022	$73,446	$(336)	$(43,215)		$32,443
Exercise of warrants	–	427,490	–	46	1,022	–	–		1,068
conversion of Convertible Preferred A shares	(1,700,000)	1,700,000	(192)	192	–	–	–		–
Share-based compensation	–	–	–	–	451	–	–		451
Comprehensive loss:
Other comprehensive loss - realized gain on available-for-sale marketable securities, net of impairment *)	–	–	–	–	–	336	–	$336	336
Net loss	–	–	–	–	–	–	(3,803)	(3,803)	(3,803)

Total comprehensive loss								$(3,467)

Balance as of December 31, 2006	2,936,391	16,000,431	334	2,260	74,919	–	(47,018)	–	30,495
Exercise of warrants	–	2,727	–	1	6	–	–	–	7
Share-based compensation	–	–	–	–	113	–	–	–	113
Cumulative effect of FIN48 adoption	–	–	–	–	–	–	(75)	–	(75)
Net income	–	–	–	–	–	–	2,896	$2,896	2,896

Total comprehensive income								$2,896

Balance as of December 31, 2007	2,936,391	16,003,158	334	2,261	75,038	–	(44,197)	–	33,436
Write-off of accruals for stock issuance costs	–	–	–	–	146	–	–	–	146
Share-based compensation	–	–	–	–	67	–	–	–	67
Foreign currency translation adjustment	–	–	–	–	–	(170)	–	$(170)	(170)
Net loss	–	–	–	–	–	–	(2,001)	$(2,001)	(2,001)

Total comprehensive loss								$(2,171)

Balance as of December 31, 2008	2,936,391	16,003,158	$334	$2,261	$75,251	$(170)	$(46,198)		$31,478

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$(3,803)	$2,896	$(2,001)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,589	1,964	2,272
Impairment of goodwill and other assets	–	–	1,533
Gain from sale of property and equipment	(73)	(221)	(210)
Amortization of premium and accretion of accrued interest on available-for-sale marketable debt securities	1,305	–	–
Accrued severance pay, net	513	319	862
Share-based compensation	451	113	67
Increase in trade receivables, net	(764)	(3,521)	(1,444)
Increase in unbilled receivables	(1,870)	(321)	(116)
Increase (decrease) in balance with related parties	34	3,856	(3,562)
Decrease (increase) in other accounts receivable and prepaid expenses	(47)	(927)	819
Decrease in long-term trade and unbilled receivables	613	3,324	–
Increase (decrease) in trade payables	641	(144)	(504)
Decrease in deferred revenues	(1,893)	(3,667)	(1,018)
Decrease in other accounts payable and accrued expenses	(276)	(3)	(1,044)
Accrued interest on long-term liability and short-term bank deposits	(23)	(4)	22

Net cash provided by (used in) operating activities	(2,603)	3,664	(4,324)

Cash flows from investing activities:
Investment in short-term and long-term bank deposits	(188)	(2,000)	–
Proceeds from short-term bank deposits	1,984	2,987	99
Proceeds from sale of available-for-sale marketable securities	14,744	–	–
Purchase of property and equipment	(1,746)	(4,318)	(3,533)
Proceeds from sale of property and equipment	117	372	542
Acquisition of subsidiary (Note 1)	–	–	(1,071)

Net cash provided by (used in) investing activities	14,911	(2,959)	(3,963)

Cash flows from financing activities:
Proceeds from (repayment of) long-term debt from landlord	–	1,286	(144)
Exercise of warrants	1,068	7	–

Net cash provided by (used in) financing activities	1,068	1,293	(144)

Translation differences from cash balance of subsidiary	–	–	(20)

Increase (decrease) in cash and cash equivalents	13,376	1,998	(8,451)
Cash and cash equivalents at the beginning of the year	18,034	31,410	33,408

Cash and cash equivalents at the end of the year	$31,410	$33,408	$24,957

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Taxes	$1,707	$187	$427

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2007	2008

(a)	Non - cash activities:

	Return of issuance costs	$–	$146

	Accrual for the second payment account of the acquisition of Telesens	$–	$630

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

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, Costa-Rica, South Africa, Australia, Hong-Kong and Ukraine.

As to principal markets and customers, see Note 13.

	b.	Acquisitions of a subsidiaries:

In January 2008, the Company acquired Telesens LLC (“Telesens”), a software house headquartered in the Ukraine with a presence in the CIS (Commonwealth of Independent States) market. Under the terms of the agreement, the aggregate purchase price is up to $2,700, subject to downward adjustments. Such adjustments are mainly based on Telesens results of operations during 2007, 2008 and 2009. The purchase price will be paid over 3 annual payments.

Telesens results of operations have been included in the Company’s consolidated financial statements since the acquisition date.

Until the balance sheet date, the Company paid on account of the acquisition $1,150. In addition, at December 31, 2008 the Company accrued additional $630 on account of the second payment for the seller that should have been executed in February 2009 (see also discussion below about the dispute with the seller of Telesens subsequent to the balance sheet date). Future payments are subject to potential downward adjustments and can not be determined at this point therefore they will account for as they occur. All deductions should be concluded at the end of 2009.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:-	GENERAL (Cont.)

The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Trade receivables	$365
Other accounts receivable	60
Property and equipment	239
Customer relations	244
Contracts in progress	230
Current Technology	51
Trade payables	(541)
Deferred revenues	(61)
Other current liabilities	(207)
Deferred tax liabilities	(80)
Goodwill (a)	1,401

$1,701

(a)	As discussed above goodwill includes $630 on account of the second payment for the seller that should have been executed in February 2009.

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

1.

Telesens current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short term maturity.

2.	The value assigned to the customer-relations and current technology intangibles amounted to $295. The fair value of these intangibles is determined using the Income Approach.

3.

Contracts in progress - The amount allocated to contracts in progress was based on the estimated fair value of these contracts at the acquisition date. The fair value assigned to these contracts is based on the remaining amounts to be billed under the contracts, reduced by the estimated cost to complete the contracts and an allowance for normal profit related to the activities that will be performed by the Company after the acquisition.

4.

The Company recorded a deferred tax liability of $80 for the difference between the assigned values and the tax bases of the customer-relations and technology intangible assets. The deferred tax liability was decreased and as of December 31, 2008 amounts to $37.

(b)

On January 26, 2009, the Board of Directors of the Company received a written complaint, from the former shareholder and current general manager of Telesens, alleging improper commissions were made with respect to the acquisition of Telesens (See also note 8f). As a result of these allegations and the related investigation, the Company decided to hold February 2009 payment on account of Telesens acquisition.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:-	GENERAL (Cont.)

Consequently, as discussed above, the goodwill impairment in 2008 includes $630 that is resulting from the accrual of on account of the second payment for the seller that should have been executed in February 2009.

.

The Company, based on the results of the investigation (as described in Note 8f), concluded that the improprieties with respect to the Company’s acquisition of Telesens did not affect the terms, including purchase price, of the transaction, and therefore should not impact the accounting of the acquisition.

	c.	Pro forma financial information:

The following table for the year ended December 31, 2007 presents certain combined unaudited statements of income data as if the acquisition of Telesens had occurred on January 1, 2007, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets:

Year ended
December 31, 2007

Unaudited

Revenues	$47,922

Net income	$1,675

Earnings per share:
Basic	$0.09

Diluted	$0.09

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2007, nor is it necessarily indicative of future results.

d.	Termination of agreements:

In July 2007, the Company signed a settlement and release agreement with a former customer, under which the Company received from the customer £ 1,700 ($3,450) (without admission of liability) and both parties waived their claims against each other.

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

Financial statements in United States dollars:

The accompanying financial statements have been prepared in U.S. dollar.

A majority of the revenues of the Company and most of its subsidiaries is generated in United States dollars (“dollar”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and most of its subsidiaries operate. Thus, the functional and reporting currency of the Company and most of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

The functional currency of the Company’s subsidiary in Ukraine has been determined to be the local currency, the Hryvnia. Accordingly, assets and liabilities of this entity are translated at year-end exchange rates and income and expenses are translated using average exchange rates for the year. Translation adjustments are shown under “foreign currency translation adjustments”, a component of accumulated other comprehensive loss, in the consolidated statements of changes in shareholders’ equity.

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

Short-term deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 4.10% for 2007. The short-term deposits are presented at their cost, including accrued interest. As of December 31, 2008 the Company has no short-term bank deposits.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment in a company:

The investment in this company is stated at cost since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting FASB Staff Position (FSP) No. SFAS 115-1 (FSP 115-1) and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. As of December 31, 2008, no impairment losses have been identified.

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

Impairment of long-lived and other assets:

The long-lived assets of the Company and its subsidiaries are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008 the Company recorded impairment loss in the amount of $132 related to such assets.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2008, a full valuation allowance was provided by the Company. See Note 9j for the impact of adoption of FIN 48, Accounting for uncertainty in Income Taxes, in 2007.

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

According to SOP 81-1, costs that are incurred for a specific anticipated contract prior to the existence of a persuasive evidence of an agreement are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as pre-contract costs, in other accounts receivable and prepaid expenses. As of December 31, 2007 and 2008, the Company does not have such deferred costs.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2007 and 2008, no such estimated losses were identified.

Unbilled receivables include all amounts which were recognized as revenues and had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

The Company identifies short-term projects (“STP”) and accounts for such projects, under SOP 81-1, using the completed contract method. As of December 31, 2008 the Company capitalized $46, in prepaid expenses, related to costs of STP in progress that are being accounted for under completion contract method.

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

No software development costs were capitalized in 2006, 2007 and 2008.

Royalty bearing grants:

Royalty-bearing grants from the Government of Israel for the funding of approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction in research and development costs.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade and unbilled receivables.

The Company’s and its subsidiaries’ cash and cash equivalents are mainly invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s trade receivables are geographically diversified primarily between the United States and Europe. To a lesser extent, in Israel, India, South Africa and South America. Most customers are among the largest telecommunications companies in the world. Concentration of credit risk with respect to trade and unbilled receivables is limited by ongoing credit evaluation and account monitoring procedures. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable and current economic conditions that may affect a customer’s ability to pay. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company and its subsidiaries have determined to be doubtful of collection.

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

Basic and diluted net earning (loss) per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the earning (loss) per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with EITF 03-6, the series of preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

Basic net earning (loss) per share is computed based on the weighted average number of shares of Ordinary Shares outstanding during each year. Diluted net earning (loss) per share is computed based on the weighted-average number of shares of common stock outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

For the year ended December 31, 2006 all outstanding options and warrants were excluded from the calculations of diluted net earning (loss) per share, since they would have an anti-diluted effect. For the year ended December 31, 2007, all outstanding options have been excluded from the calculation of the diluted earning per share. For the year ended December 31, 2008 all outstanding options and warrants were excluded from the calculations of diluted net earning (loss) per share, since they would have an anti-diluted effect.

Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The fair value for options granted in 2006, 2007 and 2008 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,

Employee stock options	2006	2007	2008

Expected volatility	45%	45%	45%
Risk-free interest	5%	5%	4%
Dividend yield	0%	0%	0%
Expected life of up to (years)	3.4	3.5	3.5

The Company recognizes these compensation costs net of a forfeiture rate for only those shares expected to vest on accelerated attribution basis, rather than a straight-line method over the requisite service period of the award, which is generally the option vesting term of one to three years. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

The computation of expected volatility is based on realized historical stock price volatility of the Company. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which became effective on January 1, 2008. SAB 110 amends Staff Accounting Bulletin No. 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 did not have any effect on the Company’s financial statements.

Fair value of financial instruments:

The Company adopted the provision of FASB Statement 157 “Fair Value Measurements and certain related FASB staff positions (“Statement 157”) on January 1, 2008. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

-	Level 1: quoted prices in active markets for identical assets or liabilities;
-

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

-	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The actual value at which such financial assets could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

As of December 31, 2008 the Company has only deposits which are highly liquid investments that are readily convertible to cash with maturities of three months or less at acquisition.

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

Severance pay expenses for the years ended December 31, 2006, 2007 and 2008 were $1,236, $964 and $1,820, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 were $110, $140 and $382, respectively.

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

Accumulated other Comprehensive loss:

Accumulated other Comprehensive income is the sum of net loss and all other non-owner changes in equity, such as foreign currency translation adjustments.

Accumulated other comprehensive loss

Balance as of December 31, 2007	$–
Foreign currency translation adjustments	170

Balance as of December 31, 2008	$170

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Other Intangible Assets:

Intangible assets acquired in a business combination, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”). Acquired technology is amortized using proportional over 5 years, and customer relations is amortized over 8 years.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill, is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined, using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. See Note 6 for the impairment losses that have been recorded.

The Company concluded that it operates in two reporting units for goodwill Impairment test. The reporting units one Telesens and the rest of the Company. The definition of the reporting unit is stated on Paragraph 30 of SFAS 142. Telesens is identified as a reporting unit since it has independent economic characteristics and discrete financial information available. All goodwill was assigned to Telesens reporting unit.

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

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on its consolidated financial statement.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on its consolidated financial statement.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”. Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. In addition, in October 2008 the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarified the application of how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP No. 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no impact on the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2007	2008

Landlord (1)	$1,339	$–
Prepaid expenses	1,083	1,306
Employees	300	119
Government authorities	–	203
Advances to Suppliers	235	312
Others	235	365

	$3,192	$2,305

(1)	Receivable with respect to investments in the new leased office in Israel that according to the agreement should be reimbursed by the landlord. See also Note 8b.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2007	2008

Cost:
Computers and peripheral equipment	$15,070	$16,874
Office furniture and equipment	1,721	2,204
Motor vehicles	4,237	4,654
Leasehold improvements	5,638	2,600

	26,666	26,332

Accumulated depreciation:
Computers and peripheral equipment	13,818	15,291
Office furniture and equipment	1,055	1,253
Motor vehicles	2,268	2,083
Leasehold improvements	3,480	422

	20,621	19,049

Depreciated cost	$6,045	$7,283

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were $2,589, $1,964 and $2,202, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 5:-	OTHER ASSETS, NET

	a.	Intangible assets acquired in 2008 (see note 1):

December 31,
2008

Cost:
Customer relations	$244
Current Technology	51

295

Accumulated amortization (including write downs):
Customer relations (including $82 write downs)	120
Current Technology (including $17 write downs)	26

146

Depreciated cost	$149

Estimated amortization expenses for the year ended December 31, 2009 is in amount of $149.

NOTE 6:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2008, are as follows:

December 31,
2008

Goodwill acquired during the year (see also note 1)	$1,401
Impairment losses	(1,401)

Balance as of December 31, 2008	$–

Telesens was determined to be a separate reporting unit. As discussed in more details in note 1, the goodwill impairment includes $630 that is related to the second payment on account of the acquisition that should have been executed in February 2009.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2007	2008

Employees and payroll accruals	$4,467	$4,257
Accrued expenses	1,701	969
Government authorities	494	605
Accrual for the second payment account of the acquisition of Telesens	–	630
Others	304	326

	$6,966	$6,787

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Aggregate minimum rental commitments under non-cancelable leases at December 31, 2008 are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2009	1,297	94	1,391
2010	1,255	49	1,304
2011	1,082	–	1,082
2012	763	–	763
2013	763	–	763
2014	763	–	763

	$5,923	$143	$6,066

Facility lease expenses for the years ended December 31, 2006, 2007 and 2008 were $ 1,432, $1,409 and $910, respectively.

Motor vehicle lease expenses for the years ended December 31, 2006, 2007 and 2008 were approximately $106, $102 and $140, respectively.

b.

In December 2007, the Company relocated its offices in Israel. The term of the lease is 7 years and the Company has the option to extend the lease period for additional 3 years. According to the agreement the Company made leasehold improvements that were funded partly by a loan from the landlord and partly by landlord incentives. The leasehold improvements were recorded as leasehold improvement assets and they are being amortized over the shorter of their economic lives or the lease term.

The incentives from the landlord were recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2008, the Company’s leasehold improvements assets are in an amount of $1,593 of which $428 were funded by landlord incentives and $1,165 as landlord loan.

The loan from the landlord was recorded at its estimated fair value using discounted cash flow method Present Value in accounting measurements. As a result, the loan bears no interest. If that information is not available without undue cost and effort, an entity may use its own estimates of fair value. In this case the company discounted the cash flows using annual rate of 9.58% which represents the company market condition.

	c.	Royalty commitments:

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

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $2, $0.6 and $4 for the years ended December 31, 2006, 2007 and 2008, respectively. The amounts were recorded in the cost of revenues.

As of December 31, 2008, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $2,738 in respect of these grants. Management believes that none of its product sales is currently subject to OCS and BIRD-F royalties payment.

	d.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel amounting to $3,109 and $841 for the years ended December 31, 2007 and 2008, respectively.

The Company has obtained other guarantees in favor of facility and car leases from bank in Israel amounting to $409 and $426 for the years ended December 31, 2007 and 2008, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	e.	Litigation:

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

The Company filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 9, 2006. The Company filed a motion to dismiss the second amended and consolidated complaint on January 10, 2007, which motion was denied with respect to the Company by order dated May 2007. The Company filed an answer to the second amended and consolidated complaint which denied its material allegations. A mediation to explore the possibility of resolving this matter was held in November 2007. An agreement in principle was reached and memorandum of understanding outlining such agreement was executed in December 2007. A motion seeking preliminary approval of the settlement from the court was filed on April 14, 2008 and a preliminary order approving the settlement and setting a hearing on September 11, 2008 was filed on May 29, 2008. The hearing was held on September 11, 2008 and the court entered a final judgment approving the settlement and dismissing the action with prejudice. More than 30 days have elapsed from the date of entry of the final judgment has and accordingly, the time to appeal from the final judgment has expired. The settlement is being paid by the insurance of the Company of directors and officers.

	f.	Allegation for Improperness with respect to Telesens Acquisition:

On January 26, 2009, the Board of Directors of the Company received a written complaint of Mr. Eduard Rubin (“Mr. Rubin”), a former key shareholder of Telesens, who also serves as the general manager of Telesens LLC (see also Note 1), alleging, among other things, that Mr. Moti Lipshes, an RBU (Region Business Unit) manager in the Company (the “RBU Manager”), who is also the son of Mr. Meir Lipshes, the Chairman and CEO of the Company, received improper commissions from Mr. Rubin with respect to the acquisition of Telesens.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Audit Committee of the Company has engaged Barlev Investigative Auditing to lead an internal investigation. Based on the report of the independent investigator, the Audit Committee concluded, among other things, that the allegations are not frivolous and that the RBU Manager received up to $90 (while he was entitled to receive under the agreement he had with Mr. Rubin to $350) and that he failed to disclose the said commission to the Company, but also concluded that none of the other employees, officers or directors of the Company was aware of such commission or was engaged in any improper personal conduct. The Audit Committee instructed the Company to take certain actions, which have been taken, including to terminate the engagement with the RBU Manager immediately and to prepare and present a report regarding the clarity of the existing prohibition on personnel and contractors of the company from engaging in improper personal gain, and to suggest remedial measures if needed. The Company intends to pursue all legal remedies available under the circumstances against the RBU Manager, and it also exploring the legal status of the Company regarding Telesens and Mr. Rubin under the circumstances. Due to the preliminary stage of the process currently the Company cannot estimate the outcome of the dispute with these parties

On March 21, 2009, Mr. Rubin sent the Company a notification that he initiated legal proceeding against the Company with respect to the stock purchase agreement signed between the parties. Mr. Rubin demand to cancel the stock purchase agreement, to received the shares of Telesens back and to receive additional compensation of the amount of up to approximately $500. The Company is the preliminary stage of assessing the claim and reviewing the related documents. Currently, the Company can not estimate the outcome of this claim.

	g.	Dispute with respect to balance with related party shareholder, See Note 12b.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9:-	INCOME TAXES

	a.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2007, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

	b.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

As of December 31, 2008 the benefit periods of the first and the second programs were expired. The benefit periods of the third and forth programs will expire in 2009 and 2011, respectively. The benefit period of the fifth program has not yet commenced and will end in 2013.

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in the “approved enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2008, management believes that the Company is meeting all of the aforementioned conditions.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9:-	INCOME TAXES (Cont.)

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

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the law by setting criteria for the approval of a facility as a beneficiary enterprise, such as provisions generally requiring that at least 25% of the beneficiary enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. The Period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the tear is which taxable income is first generated by the Company, or (2) a year selected by the Company for commencement, on the condition that the Company meets certain provisions provided by the Law (“Year of Election”).

If a Company requested the Alternative Package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for two years after the year in which the Approved Enterprise was activated.

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

Net operating loss carryforwards as of December 31, 2008 in Israel, the U.S. and the U.K amount to $46,397, $11,737 and $8,376, respectively. Other jurisdiction in which the Company operates has immaterial effect.

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

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9:-	INCOME TAXES (Cont.)

	e.	Deferred tax assets:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2007	2008

Reserves and allowances	$5,733	$3,529
Net operating loss carryforward - foreign	7,791	6,503
Net operating loss carryforward - domestic	8,535	11,599

Total deferred tax assets before valuation allowance	22,059	21,631
Valuation allowance	22,059	21,631

Deferred tax asset	$–	$–

The Company and its subsidiaries have provided valuation allowance in respect of deferred tax assets resulting from the tax loss carry forward. Management currently believes that it is more likely than not that the deferred tax regarding these tax loss carryforward and other temporary differences will not be realized.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9:-	INCOME TAXES (Cont.)

f.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,

	2006	2007	2008

Income (loss) before taxes, as reported in the consolidated statements of operations	$(3,899)	$2,809	$(1,630)

Statutory tax rate	31%	29%	27%

Theoretical tax benefit on the above amount at the Israeli statutory tax rate:	$(1,209)	$815	$(440)
Tax adjustment in respect of foreign subsidiaries different tax rates	(84)	69	29
Deferred taxes on losses for which a valuation allowance was provided	1,066	598	547
Nondeductible impairment charges	–	–	418
Temporary Differences	590	(1,573)	337
Taxes in respect of prior years	(333)	–	(15)
Tax withholdings and credits	18	(274)	174
Other	(144)	278	(679)

Income taxes (tax benefit), as reported in the statements of operations	$(96)	$(87)	$371

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

h.	Taxes on income are comprised as follows:

	Year ended December 31,

	2006	2007	2008

Current taxes	$219	$(87)	$386
Taxes in respect of prior years	(315)	–	(15)

	$(96)	$(87)	$371

Domestic	$(248)	$(274)	$127
Foreign	152	187	244

	$(96)	$(87)	$371

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 9:-	INCOME TAXES (Cont.)

	i.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,

	2006	2007	2008

Domestic	$(1,319)	$4,877	$(4,388)
Foreign	(2,580)	(2,068)	2,758

	$(3,899)	$2,809	$(1,630)

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

The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant impact on the Company’s consolidated financial statements in the total estimated amount of $75. The effect of the adoption after January 1, 2007 has increased the income tax expense in the total estimated amount of $45.

Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses. The Company has not recorded any material interest or penalties during any of the years presented.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

December 31, 2008

Gross unrecognized tax benefits at January 1, 2008	$92
Increases in interest and penalties related to tax positions	13
Increases in tax positions for current year	25
Lapse in statute of limitations	(10)

Gross unrecognized tax benefits at December 31, 2008	$120

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY

	a.	The Company’s Ordinary shares have been listed for trade on the NASDAQ National Market since TTI’s initial public offering (“IPO”) on December 4, 1996, under the symbol TTIL.

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

As part of the agreement, the Company issued warrants to purchase up to 2,654,556 of its ordinary shares. The warrants are exercisable for a period of six years, at an exercise price of $2.5 per share. Through December 31, 2008, 430,217 warrants were exercised into the same number of the Company’s ordinary shares.

In addition, as part of the Agreement, the placement agent of the investment was granted warrants exercisable for the purchase of up to 371,678 of the Company’s Ordinary shares. The placement agent’s warrants are exercisable at a price per Ordinary share of $2.64, at any time until January 2009. As of December 31, 2008, none of these warrants were converted into the Company’s Ordinary shares.

In 2005, in connection with the issuance of the Preferred shares and the Warrants, the Company has applied EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” (“EITF 00-27”) which resulted in the recognition of deemed dividend of $1,981 related to the beneficial conversion feature on the Preferred shares.

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

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

During the year ended December 31, 2006, an amount of 1,700,000 Preferred shares were converted into the same number of the Company’s Ordinary shares. During 2008 none of the Preferred shares were converted into the Company’s Ordinary shares and none of the Warrants had been exercised into Ordinary shares.

	c.	Share options:

Employee Share Option Plans:

In 1996, the Board of Directors of the Company adopted share option plans (as amended “the Old Plans”). As of December 31, 2008 94,000 options are outstanding and exercisable under the Old Plan. At the Company’s annual general shareholders’ meeting in December 2004, it was decided that there was no intention to grant any more options from the Old Plan and it was resolved to approve the 2004 share option plan (“the New Plan”), pursuant to which 1,000,000 Ordinary shares were reserved for issuance. In August 2006, an additional amount of 500,000 shares were reserved for issuance under the New Plan.

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

Pursuant to the New Plan, as of December 31, 2008, an aggregate of 1,014,333 options of the Company are still available for future grant.

Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the stock option activities in 2006, 2007 and 2008 is as follows:

	Year ended December 31, 2006		Year ended December 31, 2007		Year ended December 31, 2008

	Amount of options	Weighted average exercise price	Amount Of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at beginning of year	390,333	$4.55	1,049,000	$3.97	740,667	$4.03
Granted	755,500	$3.78	18,000	$3.00	25,000	$3.00
Exercised	–	$–	–	$–	–	$–
Forfeited	(93,500)	$4.23	(185,004)	$3.71	(46,667)	$3.56
Expired	(3,333)	$20	(141,329)	$3.63	(139,335)	$3.61

Outstanding at end of year	1,049,000	$3.97	740,667	$4.03	579,665	$4.21	2.05	$–

Options exercisable at end of year	266,330	$4.78	375,336	$4.51	410,669	$4.47	1.83	$–

The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of December 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s stock. The share price as of December 31, 2008 is lower than the exercise price of all the changes during the year and therefore aggregate intrinsic value was not calculated.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years 2006, 2007 and 2008 was $1.45, $1.09 and $1.18, respectively.

Compensation expenses (income) related to options granted to employees were recorded to research and development expenses, sales and marketing and general and administrative expenses, as follows:

	Year ended December 31,

	2007	2008

Cost of sales	$54	$30
Research and development expenses	29	18
Sales and marketing	17	13
General and administrative expenses	13	6

	$113	$67

As of December 31, 2008, there was $22 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 0.91 years.

The options outstanding as of December 31, 2008 have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of exercisable options

		years

$3.0	63,000	3.48	$3.0	19,331
$3.5	165,000	2.26	$3.5	123,332
$3.9	228,665	2.12	$3.9	154,670
$4.3	29,000	2.23	$4.3	19,336
$6.0-8.0	94,000	0.5	$7.0	94,000

	579,665	1.83	$4.21	410,669	$4.47

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 11:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,

	2006	2007	2008

Net income (loss) attributable to ordinary shareholders	$(3,803)	$2,447	$(2,001)

Weighted average number of shares used for computing basic net earning (loss) per share attributed to Ordinary shareholders	15,075,881	16,001,148	16,003,158

Dilutive affect:
Employee stock options	*) –	120,841	*) –

Preferred shares as converted	*) –	*) –	*) –

Weighted average number of shares used for computing diluted net earning (loss) per share attributed to Ordinary shareholders	15,075,881	16,121,989	16,003,158

*) Anti dilutive

NOTE 12:-	RELATED PARTIES TRANSACTIONS AND BALANCES

Composition:

	December 31,

	2007	2008

Balances between Team and the Company (see a below)	$(3,932)	$(420)

Balance with related party shareholder (see b below)	$409	$459

a.	Transactions and with Team:

Transactions between Team and its affiliates and the Company:

	Year ended December 31,

	2006	2007	2008

Revenues:
Commissions on product sales and payment for services	$–	$502	$364

General and administrative expenses:
Rent and maintenance	$1,160	$1,402	$–

Administrative and management services	$160	$164	$–

Purchase of equipment	$352	$437	$249

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 12:-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

On April 19, 2005, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. (“Team”), a public company listed for trade on the Tel-Aviv Stock exchange, has distributed to its shareholders Ordinary shares of the Company that it owned, such that immediately following the distribution, Team held approximately 4.6% of the Company’s outstanding share capital.

As of December 31, 2008, Team holds 0.79% of the Company’s outstanding share capital.

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

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority (“ITA”). As a result of such audit, the ITA assessed an additional NIS 1,500 ($411 as of December 31, 2008) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company’s tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 12:-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

The Company filed a NIS 1,600 lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. On August 12, 2008 the court rendered a judgment which accepted the Company’s lawsuit in its entirety and determined that Mr. Eisenberg will pay the Company the amount of NIS 1,745(approximately $459), including linkage differentials and interest, including attorney fees. On October 26, 2008, Mr. Eisenberg appealed on such judgment to the district court. A preliminary hearing on that matter in the district court is scheduled for September 16, 2009.

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

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,

	2006		2007		2008

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$3,199	$3,217	$3,516	$5,596	$4,566	$6,826
North America	18,929	600	16,118	397	15,677	342
Europe	12,331	4	16,320	2	20,998	1
Eastern Europe	–	–	–	–	1,953	84
Australia	3,724	20	2,598	35	2,902	21
South America	3,085	–	2,251	14	1,040	–
Far East	1,626	1	3,217	1	3,432	1
Africa	3,220	–	1,897	–	1,718	8

	$46,114	$3,842	$45,917	$6,045	$52,286	$7,283

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,

	2006	2007	2008

Customer A	13%	15%	18%
Customer B	11%	7%	11%
Customer C	7%	6%	10%
Customer D	6%	6%	5%

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development, net:

	Year ended December 31,

	2006	2007	2008

Total cost	$9,632	$9,433	$11,407
Less - grants and participations	54	–	–

Research and development, net	$9,578	$9,433	$11,407

b.	Financial income:

	Year ended December 31,

	2006	2007	2008

Financial income (expense), net
Foreign currency translation adjustments	$41	$985	$(774)
Loss from sale of marketable securities	(838)	–	–
Other than temporary decline in fair value of marketable securities	(329)	–	–
Interest and others	1,788	1,165	259

Financial income, net	$662	$2,150	$(515)

c.	Other income:

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

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 15:-	RECONCILIATION TO IFRS

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with IFRS, the effects on the financial statements would have been as follows:

	a.	Effect on the statement of operations:

	Year ended December 31	Year ended December 31
	2007	2008

Net income (loss) as reported, under U.S. GAAP	$2,896	$(2,001)

Reconciling item for IFRS reporting:
Accrued severance pay	25	618

Net income (loss) according to IFRS *)	$2,921	$(1,383)

*)	Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

	Year ended December 31	Year ended December 31
	2007	2008

Diluted net income (loss) attributed to shareholders as reported, under U.S. GAAP	$0.15	$(0.13)

Reconciling item for IFRS reporting	–	0.04

Diluted net income (loss) attributed to shareholders according to IFRS *)	$0.15	$(0.09)

According to U.S. GAAP, under FAS 128 “Earnings per Share”, the number of incremental shares to be included in the denominator for year-to-date diluted EPS should be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation (assuming all periods were profitable). According to IAS 33 “Earnings per Share” the incremental shares included in year-to-date diluted EPS weighted average would be computed using the average market price of shares for the year-to-date period. This item had no impact on the earning per share for the years ended December 31, 2007 and 2008.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 15:-	RECONCILIATION TO IFRS (Cont.)

	b.	Shareholders’ equity differences:

	December 31	December 31
	2007	2008

Shareholders’ equity as reported, under U.S. GAAP	$33,436	$31,478

Reconciling item for IFRS reporting:
Accrued severance pay	489	1,107

Shareholders’ equity according to IFRS *)	$33,925	$32,585

*) Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and IFRS, as follows:

According to U.S. GAAP, the cash surrendered value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet. According to IAS 19, “Employee Benefits”, the Company’s benefit plan is considered a defined benefit plan, and therefore, the severance pay liability is required to be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments.