Form 20-F
period 2009-12-31
TTI TEAM TELECOM INTERNATIONAL LTD
filed 2010-03-24
CIK 1026266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) FOR THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Tali Cohen-Tueg, CFO
12 Amal Street, Afek Park
Rosh Ha'ayin 48092, Israel
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

16,130,428 Ordinary Shares, par value NIS 0.5 per share

2,809,116 Series A Convertible Preferred Shares, par value NIS 0.5 per share

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

Yes  ☒    No  ☐

    Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

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

    If "Other" has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17   ☐ Item 18

    If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒  No

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50

	A. Major Shareholders	50

	B. Related Party Transactions	52

	C. Interests of Experts and Counsel	53

Item 8.	FINANCIAL INFORMATION	53

	A. Consolidated Statements and Other Financial Information	53

	B. Significant Changes	54

Item 9.	THE OFFER AND LISTING	55

	A. Offer and Listing Details	55

	B. Plan of Distribution	55

	C. Markets	55

	D. Selling Shareholders	55

	E. Dilution	56

	F. Expenses of the Issue	56

Item 10.	ADDITIONAL INFORMATION	56

	A. Share Capital	56

	B. Memorandum and Articles of Association	56

	C. Material Contracts	61

	D. Exchange Controls	61

	E. Taxation	61

	F. Dividends and Paying Agents	68

	G. Statement by Experts	68

	H. Documents on Display	69

	I. Subsidiary Information	69

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	69

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	69

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	69

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“TTI,” “us,” “we,” and “our” refer to TTI Team Telecom International Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.5 per share;

•	“Series A Preferred Shares” are to our Series A Convertible Preferred Shares, par value NIS 0.5 per share;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars” or “$” are to United States dollars; and

•	“NIS” or “shekel” are to New Israeli Shekels.

Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States, or GAAP. On March 17, 2010, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.714 to $1.00.

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

We derived the selected consolidated statements of operations data set forth below for the years ended December 31 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, which have been prepared in accordance with GAAP, from our audited consolidated financial statements, which are included elsewhere in this annual report. We derived the consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of  December 31, 2005, 2006 and 2007, which have been prepared in accordance with GAAP, from audited consolidated financial statements that are not included in this annual report.

	December 31, (dollars in thousands, except for share data)
	2005	2006	2007	2008	2009

Statement of Income Data:
Revenues:
Products	$25,317	$27,554	$25,722	$29,101	$22,741
Services	17,909	18,560	20,195	21,232	19,794
Total revenues	43,226	46,114	45,917	50,333	42,535
Cost of revenues:
Products	13,015	14,783	12,504	15,627	13,473
Services	9,203	9,571	8,545	7,628	6,141
Impairment of capitalized software	177	—	—	—	—
Total cost of revenues	22,395	24,354	21,049	23,255	19,614
Gross profit	20,831	21,760	24,868	27,078	22,921
Operating expenses:
Research and development, net	9,136	9,578	9,433	11,407	7,478
Selling and marketing	11,977	10,214	7,857	9,883	7,994
General and administrative	6,325	6,679	6,952	5,842	4,899
Total operating expenses	27,438	26,471	24,242	27,132	20,371
Operating income (loss)	(6,607)	(4,711)	626	(54)	2,550
Other income		150	33	—	—
Financial income (expenses), net	153	662	2,150	(554)	522
Income (loss) before income taxes	(6,454)	(3,899)	2,809	(608)	3,072
Income taxes (benefit)	624	(96)	(87)	371	79
Income (loss) from continuing operation	—	—	—	(979)	2,993
Income (loss) from discontinued operation	---	---	---	(1,022)	(314)
Net income (loss)	(7,078)	(3,803)	2,896	(2,001)	2,679
Deemed dividend associated with Beneficial Conversion Feature	(1,981)	—	—	—	—
Net Income attributable to preferred shareholders from continuing and discontinued operation	—	—	(449)	—	464
Net income (loss) attributable to ordinary shareholders from continuing operation	(9,059)	(3,803)	2,447	(979)	2,529
Net income (loss) attributable to ordinary shareholders from discontinued operation	—	—	—	(1,022)	(314)
Net Basic and diluted income (loss) attributable to ordinary shareholders

From continuing operation	(0.72)	(0.20)	0.15	(0.06)	0.16
From discontinued operation	--	--	--	(0.06)	(0.02)
Net income per share	(0.72)	(0.20)	0.15	(0.12)	0.14

Weighted average number of shares used for computing (in thousands):
Basic net earnings (loss) per share attributed to ordinary shareholders	12,577	15,076	16,001	16,003	16,003

Basic net earnings (loss) per share attributed to ordinary shareholders	12,577	15,076	16,122	16,003	16,003

	December 31, (dollars in thousands)
	2005	2006	2007	2008	2009

Balance Sheet Data:
Cash and cash equivalents	$18,034	$31,410	$33,408	$24,921	$22,980
Short term bank deposits	1,973	984	98	—	7,887
Marketable securities	15,713	—	—	—	—
Working capital	23,613	24,462	30,519	28,232	32,113
Total assets	55,851	53,585	58,594	52,571	53,484
Shareholders’ equity	32,443	30,495	33,436	31,648	34,304

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

Although we generated net income of $2.7 million in 2009, we have incurred net losses in three of the prior four years, and we may not be able to sustain profitability or meet the level of expectations of the investment community in the near future. This could have a material adverse impact on our share price. Even if we are able to maintain or increase profitability, we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2009, were $43.6 million.

In addition, our revenues may not grow or continue at their current level. For example, our revenues declined by 15.5%, from $50.3 million in 2008 to $42.5 million in 2009. Our gross margin is currently approximately 53.9 % and, as a result, any decrease in sales and/or increase in our operating expenses may have an adverse effect on our profitability.

We depend on a small number of customers for a large portion of our revenues and the loss of any one major customer will decrease our revenues.

A large portion of our revenues is derived from substantial orders placed by a relatively small number of customers. Our revenues from our five largest customers represented approximately 38% of our total revenues in 2007, 50% of our total revenue in 2008 and 45% of our total revenue in 2009. Due to our dependence on a small number of customers and large orders, if expected orders are not received, or orders are postponed, reduced or cancelled, our revenues and profitability will be significantly reduced.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition are substantially affected by international, national and regional economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by our customers and, consequently, the demand for our products and services. Although we continued to initiate new business and new business opportunities, 2009 was affected by the global economic slowdown that exacerbated into a severe global recession. Our customers, vendors as well as partners and suppliers were, and to some extent still are, affected by this recession in a number of ways, including the following:

•	The slower pace of decision making processes at customer sites is still apparent;

•	Some of our customers and vendors have cancelled and may still delay their purchase plans and new projects;

•	The strong pressure on the price of our products and services is still continuing; and

•
Some of our customers are still undergoing, and may undergo in the future, financial difficulties which may result in a longer period for collection of payments owed to us and, in certain cases, even seeking to avoid payments to us altogether.

Although the global economy showed signs of recovery by the end of 2009, should the economic slowdown resume, it may cause our customers to reduce or postpone their technology spending, which could result in reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

Consolidation of the communications service providers and/or of our vendor competitors may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

The communications service provider industry is undergoing a period of consolidation and mergers. Examples of this trend are AT&T's mergers with SBC Communications (2005), Bellsouth Corporation (2006) and Dobson Cellular Systems (2007), Vodafone's merger with 3/Hutchison via a joint venture company VHA Pty Ltd, which offers products under the Vodafone brand (2009), and Hellenic Telecommunications Organization (OTE), which since 2009 has had Deutsche Telekom as its largest shareholder. Consolidation and mergers of the providers result in less potential customers.  Furthermore, the resulting consolidation and merger of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results.

In addition, in the past years, we have identified a trend of consolidation and acquisition in our competitors in the global operation support systems, or OSS market.  Examples of this trend are the acquisition of SMARTS by EMC (2004), IBM's acquisition of Micromuse (2005) and of Vallent (2006), and, more recently, the acquisition of Arantech by Tektronix (2009) and the purchase of the Network division of Nortel by Ericsson (2009).  This trend has resulted in stronger competition by larger companies that threatens our market positioning.

We may not be able to compete successfully in the highly competitive markets for our products.

The markets for our products are very competitive, and we expect competition to increase in the future. Market consolidation in the past several years has led to fewer carrier customers and fewer OSS vendors which strengthened their position, whether as customers or competitors in the market.

Our current and prospective competitors offer a variety of solutions to address the markets for network management systems, or NMS, OSS, and business support systems, or BSS. In addition, many of our current and potential competitors have significantly greater financial, technical, sales, customer support, marketing and other resources and longer operating histories than we have. Many also have greater brand recognition and a larger installed base of their products and technologies. Any of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the development, promotion and sale of their products and may develop products comparable or superior to ours.

Our current and potential competitors include:

•
organizations’ information technology, or IT, departments, some of which may be our customers or prospective customers, that provide or may attempt to develop NMS, OSS and BSS applications for their particular internal needs;

•	providers of NMS, OSS and BSS, such as IBM (which owns Micromuse and Vallent), Hewlett-Packard, Infovista, and Telecordia Technology;

•
network equipment vendors (NEPs), such as Alcatel Lucent, Huawei, Ericsson and Nokia Siemens, have continued to expand into the OSS market, as it appears they regard service layer evolution as a strategic augmentation of their core network equipment business. Consequently, NEPs may grow in time to be direct competitors of ours;

•	systems integrators who provide programming, integration, implementation and training services, such as LogicaCMG, Accenture, Cap Gemini and IBM Global Services; and

•
managed service providers, such as Ericsson, that offer their customers management services on top of their networks rather than building their own network operation center, or NOC, and purchasing an independent management system.

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

Sales cycles of our products are often lengthy, generally ranging from 6 to 30 months. Our sales process is often subject to delays caused by lengthy approval processes that usually accompany significant expenditures. In addition, the time required to implement our products can vary significantly with the needs of our customers and may also be subject to delays. In 2009, in light of the global economic recession, our sales cycles were further lengthened. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue. Delay in the sales cycle of our products could also result in significant fluctuations in our quarterly operating results.

Our future growth will depend upon market acceptance of our Long Term Evolution products and the development of a market for such products.

Our success depends on the acceptance of our new products and technologies and the development of the targeted markets. During 2009 we invested, and plan to continue to invest in 2010, in developing our Long Term Evolution, or LTE solution and in creating and increasing its market acceptance. There is no assurance that the market or demand for LTE solutions, such as our Netrac LTE solution, will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling our Netrac LTE solution and growing revenues to justify our investments. In particular, although LTE is expected to become the platform of choice for most mobile communications service providers (CSPs), it may very well be that, at least initially, LTE will be too expensive for mature 2G/3G CSPs and/or that CSPs will decide not to buy a full LTE solution but rather employ other means to implement performance and capacity improvements.

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

•
develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards, including LTE, the 4th generation network;

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

Our current customers are located in numerous countries, and we are seeking to expand into other markets. We expect our revenues from international sales to continue to account for a large portion of our total revenues in the future. However, we may not be able to sustain or increase revenues derived from our international operations. In addition, as we conduct business globally, our future results could be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•
difficulty in staffing and managing foreign operations generally, and time and costs spent on staffing and managing operations in markets from which we do not derive substantial revenue but still need to maintain a presence;

•	the impact of possible recessionary environments in certain economies;

•	various local laws and legal standards and/or changes in regulatory requirements, including a slowdown in the rate of privatization of communications service providers;

•	difficulties in enforcing our rights in various jurisdictions;

•	reduced protection for intellectual property rights in some countries;

•	tariffs and other trade barriers;

•	adverse tax consequences;

•	restrictions on the conversion of currencies or the repatriation of earnings;

•	exchange rates fluctuations;

•	the burdens of complying with a wide variety of foreign laws and regulations; and

•	economic and political instability.

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

We occasionally perform a portion of our obligations to customers before receiving payment. In some instances, we incur certain expenses prior to concluding a written agreement with a customer. Because of this, we must finance the costs of performing under our customer agreements, and risk nonpayment. Although our customers are generally large companies, they may not pay our fees when due or dispute them. Payment of our fees is generally not secured or guaranteed. Delayed payment or failure to receive payment may strain our finances.

Some of our customers may terminate their agreements with us after we have partially performed under such agreements, and in such event, we may have difficulty recovering our costs and may lose future revenues.

In order to continue to sell our products in a competitive industry, we have often been required to agree to provisions in our contracts with customers that generally make it easier for customers to terminate their agreements with us at various stages of performance, with payments covering only the products and services actually provided by us, including a margin in accordance to the progress of these customer's projects, up to the date of termination.  Our performance often largely comprises services and customized products which we cannot recover and resell. As a result, if any of our customers will terminate their agreements with us, we may have difficulty recovering our costs relating to such services and customized products. In such event, we may have to reduce future revenues.

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

The success of our business depends in large part on the continuing contributions of our senior management and key personnel. If we are unable to retain our senior management or other key personnel, this could cause a reduction in our efficiency and profitability, may harm perceptions of us in the investment community and may cause our stock price to decline.

Our future success also depends on our continuing ability to attract and retain new highly qualified management and technical personnel. Highly qualified technical personnel are in demand in Israel, and competition for such personnel is generally intense. If we are not able to attract and retain such personnel when and as needed, our business could be harmed.

Our proprietary technology is difficult to protect and we may lose our rights to it.

Our success and ability to compete depend in part on our proprietary software technology. We currently have only one registered patent and, in order to protect our proprietary rights, we rely on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures. Consequently, we are subject to a number of risks relating to intellectual property rights, including the following:

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

If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

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

Some of our products contain software elements that utilize open source technologies. These technologies are licensed to us on varying license structures, including the General Public License. This license and others like it pose a potential risk to products in the event they are inappropriately integrated. We believe that we have properly integrated software that is subject to such licenses into our products. It is possible, however, that third parties will claim that we have failed to do so, in which case we may be required to disclose the source code of our own proprietary software to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business, results of operations and financial condition.

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

We are incorporated under the laws of Israel, and our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence and hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens and several Arab countries. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. For example, since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2007, 2008 and 2009, the inflation adjusted NIS appreciated against the U.S. dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

Further, because a substantial amount of our revenues is paid in Euro, we are also exposed to currency fluctuation risk and when the U.S dollar devaluates against the Euro, our revenues will increase and vice versa.

In prior years, we have rarely engaged in any material foreign exchange contracts transactions to decrease our financial exposure to currency fluctuations. However, during the fourth quarter of 2009 we entered into foreign exchange contracts transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the Euro against the U.S dollar and, as of December 31, 2009, we had outstanding foreign exchange contracts transactions to purchase U.S dollars in the total amount of $3 million. Income resulting from the foreign exchange activity was approximately $0.1 million for the year ended December 31, 2009. Even if we perform these transactions, they may not adequately protect us from the effects of currency fluctuations and/or inflation in Israel.

The tax benefits we are currently entitled to receive require us to meet several conditions, which we may fail to satisfy.

Our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959, as amended, or the Investments Law. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. If we have to pay additional taxes, this could harm our business and our profitability when achieved. The tax benefits we expect to receive will be applicable only when we have taxable income.

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

Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty and some were called to duty during armed conflicts, such as the armed conflict between Israel and Hamas in January 2009. They may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees because of military service. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Any disruption in our operations as the result of military service by key personnel could harm our business.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

 Provisions of Israeli law could delay, prevent or make difficult a merger or other business combination.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Item 10B - Additional Information — Memorandum and Articles of Association — Mergers and Acquisitions under Israeli Law.”

We may be required to pay additional taxes relating to certain relocation expenses.

We have assessed that a tax exposure contingency may exist with regard to relocation expenses of certain of our subsidiaries' employees and former employees. We cannot reasonably estimate the related amount of loss, if any, for the tax contingency. Accordingly, and based on our legal counsel's opinion, we have not recorded an accrual for the said tax contingency. If we are required to pay additional taxes on account of this contingency, our future results may be adversely affected.

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

Our ordinary shares are listed on the NASDAQ Global Market, or NASDAQ, under the symbol TTIL. To continue to be listed on the NASDAQ, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share. For example, between November 2008 and August 2009, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. We cannot assure you that we will be able to satisfy the minimum bid, or meet the other continued listing requirements of NASDAQ in the future. If we are delisted from the NASDAQ , trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or, if available, another medium.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a "penny stock" under the U.S. federal securities laws.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. Although we do not believe that we have been a PFIC for any tax year through and including 2009, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares or valuing our assets, and it is difficult to make accurate determinations about these items. Accordingly, we cannot make any assurances to you about our status. U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Substantial future sales of our ordinary shares may depress our share price.

As of March 10, 2010, we had approximately 16.1 million ordinary shares issued and outstanding and approximately 5.4 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants or which are issuable upon conversion of outstanding Series A Preferred Shares. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and options or Series A Preferred Shares will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of outstanding Series A Preferred Shares, or upon the exercise of warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and upon terms and conditions we deem appropriate.

One person beneficially owns a substantial amount of our shares and may influence our affairs.

As of March 1, 2010, Shlomo Eisenberg, the former chairman of our board of directors, beneficially owned 4,689,924 ordinary shares, which represents approximately 24.8% of our voting power. As a result, he may have an influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets.  This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

In certain events, the rights of the holders of our Series A Preferred Shares will be superior to those of the holders of our ordinary shares.

In January 2005, we issued 6,636,391 Series A Preferred Shares to the investors in the private placement transaction. As of March 10, 2010, 2,809,116 Series A Preferred Shares  remain outstanding. The preferential rights of the Series A Preferred Shares currently include, among others:

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

For more information about the Series A Preferred Shares, see “Item 10B - Additional Information — Memorandum and Articles of Association — Series A Preferred Shares.”

Item 4.                      INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Details

Both our legal and commercial name is TTI Team Telecom International Ltd. We were incorporated under the laws of the State of Israel on February 5, 1990. We are domiciled in Israel and our legal form is a company limited by shares. Our registered office is located at 12 Amal Street, Afek Park, Rosh Ha'ayin 48092, Israel, and our telephone number is +972-3-926-9700. Our address on the Internet is http://www.tti-telecom.com. The information on our website is not incorporated by reference into this annual report.

Our United States-based subsidiary, TTI Team Telecom International Inc., incorporated under the laws of the State of Delaware, maintains its principal offices at 2 Hudson PL, Hoboken, New Jersey, U.S.A. It conducts the sales and marketing of our products in the Americas and provides management and support for local projects. TTI Team Telecom International Inc. is our authorized representative and agent in the United States.

Corporate History

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., currently known as Malam - Team Ltd., or Malam – Team, after having operated as a division of Malam - Team since 1988. In April 2005, Malam - Team distributed most of the ordinary shares of TTI held by it to its shareholders, and we ceased to be a subsidiary thereof.

In December 1996, we conducted the initial public offering of our ordinary shares, in which 2,000,000 ordinary shares were issued and sold by us at the price of $6.25 per share. In February 1999, we conducted a follow-on public offering of our ordinary shares, in which 1,150,000 ordinary shares were issued and sold by us at the price of $7.875 per share. In March 2000, we conducted a follow-on public offering of our ordinary shares, in which 1,100,000 ordinary shares were issued and sold by us at the price of $34.875 per share. In January 2005, we completed a private placement transaction in which we issued (i) 6,636,391 Series A Preferred Shares, at a purchase price of $2.20 per share and (ii) warrants to purchase up to 2,654,556 of our ordinary shares at an exercise price of $2.50 per share, subject to adjustments.

Recent Business Developments

In January 2008, we acquired Telesens LLC, or Telesens, a software house headquartered in the Ukraine, as part of our strategy to expand our sales platform within the CIS market. In July 2009, following a dispute with Telesens and its former shareholders, we agreed to rescind the acquisition of Telesens, such that, among other things, we transferred the 100% interest we had in Telesens to the previous shareholders. For additional details regarding the transaction and associated legal proceedings, see Item 5A – Operating Results, and under the titles "Telesens" and "Internal Investigation" in Item 8A – Legal Proceedings.

Principal Capital Expenditure and Divestitures

During 2009, our capital expenditures totaled approximately $1.0 million, which was principally used for purchasing computers and peripheral equipment (including software and development tools) and motor vehicles.  Our capital expenditures totaled approximately $4.6 million during 2008 and $4.3 million during 2007, which included improvements of leased premises in 2007 and the acquisition of Telesens in 2008. All of the above expenditures were paid from internally generated funds.

During the past three years, we did not make any significant divestitures, other than the rescission of the Telesens acquisition.

B. Business Overview

Introduction

We are a leading provider of next generation Operations Support Systems (OSSs) to communications service providers (CSPs) worldwide. For incumbent and emerging CSPs spanning fixed, mobile and cable markets, we provide a robust OSS platform that helps manage their networks and services effectively. With nearly two decades of experience in delivering our products and solutions to industry leading companies world-wide, we have a proven track record managing some of the world’s largest, most complex networks.

Our Netrac products focus on the delivery of service assurance capabilities. Our Netrac software speeds problem detection and resolution, streamlines work processes, improves quality of service, and maximizes network uptime and availability. Our software solutions enable communications service providers to maximize and leverage their investments in network infrastructure, to analyze, automate, simplify and manage the complex process of delivering multiple communications services over diverse and advanced networks.

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

Industry Background; Market Opportunity

We identified three main trends in the market that we operate in:

•
First, in recent years, communication service providers have been upgrading their networks introducing new technologies such as LTE, Internet Protocol Television (IPTV), 3G (UMTS, HSPA, EVDO) and IP multimedia subsystems (IMS). These changes require adaptation of OSS systems to support new technologies and services.

Many communications service providers, including most Tier 1 and Tier 2 operators, are engaged in, or are in the planning stages of, rolling out next-generation architectures and managed IP services over fixed and mobile networks. These technological developments and evolving market trends force service providers to implement new technologies and deliver new services, all while increasing business efficiency. We believe this evolution in supplied services, the growing complexity of the networks and the evolving business models by which carriers operate, all require an efficient network management system which we believe our solutions offer.

•
The way telecom carriers operate and manage themselves is evolving. The need to compete with "Over the Top" (OTT) applications or social networks such as facebook.com, the need to secure new sources of revenue and profit, and the need to integrate changing customer expectations into their service portfolios, significantly transforms the business models that successful carriers pursue while developing their value propositions and brands.

•
Facing competition, the service providers, which aim to deploy cost effective services without sacrificing quality, and the incumbents, which seek to protect their markets, place a greater emphasis on customer quality of service (QoS) and on revenue models from Value Added Services (VAS) which contribute to the carrier’s revenue.

•	New markets emerge in developing countries and regions, such as CIS, India and Africa, thereby introducing new challenges and market growth potential.

We believe these trends are affecting communication service providers in several ways, including the following:

•
First, it is becoming imperative to deliver timely services to customers over efficient networks. The focus on customer service takes place against a backdrop of increasing network complexity as voice and data transmissions converged and new services and technologies emerged.

•
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

Our Strategy

Our goal is to become the leading provider of innovative services assurance products and services, for next generation converged networks. Our strategy to achieve this goal contains the following key elements:

•
Expand and Enhance Product Offerings and Extend Technological Leadership. We intend to continue to develop and introduce new products and product features that address the increasingly sophisticated needs of communications service providers. We are committed to keeping our products at the forefront of the industry by offering products that support new and innovative capabilities and technologies such as Long Term Evolution (LTE), Internet Protocol Television (IPTV), 3G (UMTS, HSPA, EVDO) and IP multimedia subsystems (IMS). We intend to strive to build strong brand recognition for our products.

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

Our Netrac Solutions

Our Netrac products, combined with our comprehensive professional services offering, enable communications service providers to improve the quality of existing services, streamline their operations to compete cost-effectively, maximize return on their investment in network infrastructure, offer new services over complex networks and efficiently add new subscribers. Our expertise is derived from almost two decades of experience in developing and implementing software solutions for diverse communications service providers around the world. We are currently leveraging this expertise in order to develop our LTE based solution and to continue to develop our Next Generation OSS, or NGOSS family of products, to provide a comprehensive solution for next-generation architectures.

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

•
Innovative products. We continuously invest resources in developing innovative key differentiating solutions and products that support IP based networks and NGN technologies, including LTE, IMS, UMTS, HSDPA, EVDO, IP, and IPTV etc. Understating carriers' needs, we specifically invest development resources in innovative modules that serve the future, service oriented business models of carriers, modules that will enable the reduction of operation costs and modules that will provide carriers' customers with higher quality of services in the diversified networks that service providers are managing.

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

Products and Services

Our Netrac products are capable of service assurance, provisioning and activation, managing complex fixed and mobile networks encompassing various domains. Since the first quarter of 2003, we have been reducing our activities in the SS7 field; however, we continue to support existing customers.

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

Provisioning solution

Although focused on Fault, Performance and Service management market segments, we also offer a provisioning solution that streamlines the provisioning process end-to-end, from intake to fulfillment. By automating time-consuming manual operations, our provisioning products allow operators to more quickly roll out services and meet customers’ demands and to  provide users with complete information on an order’s status, helping to rapidly pinpoint and address any provisioning obstacles in real-time.

Professional Services

We provide a broad array of professional service offerings to assist our diverse customer base. We focus on customer retention and our customers’ long-term satisfaction as key measures of the quality of these services.

We deliver the expertise necessary to customize, integrate and implement our software solutions. As of December 31, 2009, our professional services personnel consisted of 188 people operating in Israel, North America, Europe, Latin America and the Asia/Pacific region (including Australia). We provide a comprehensive series of training courses to our customers, partners and employees to provide and enhance the knowledge and skills necessary to deploy, use and maintain our software solutions. Our training courses address the technical aspects of our products while providing examples of customer best practices and operational efficiencies. We also offer “Train-the-Trainer” programs to enable our customers to conduct their own internal end-user training.

Project Installation; Maintenance and Customer Support

There are typically three distinct periods during the process of providing a solution to our customers: (1) a functional specification period, (2) an implementation period and (3) a stabilization period. Each period is divided into several phases; the number of phases is determined by the complexity of the project.

•	During the functional specification period, we define the specific requirements of the customer and become familiar with its network:

•
During the implementation period, we perform the work necessary to bring the solution up to a point where it is ready to begin to operate using real customer data. At the time of installation, customers generally receive on-site training tailored to the user organization. We also offer supplementary training to clients on an as needed basis.

•
During the stabilization period (which we refer to as a “warranty” period in many of our contracts with customers), we monitor the operation of the solution using real data, and perform the work necessary to ensure that the solution is stabilized. providing the functionality required by the particular customer. The stabilization period typically lasts approximately one year, but can be longer or shorter based on the particular solution. A project is considered completed when the stabilization period is over.

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

To date, we have approximately 45 customers of our software solutions in about 30 countries, many of whom are Tier 1 and Tier 2 communication service providers.

Sales and Marketing

We market our products and services to communication service providers. As a key part of our marketing strategy, we have established strategic alliances with leading software and hardware vendors as well as world leading system integrators.

We have focused our direct sales activities to North America, Europe (East and West), Africa and the Asia Pacific regions. Additionally, we market our products to communications service providers in Western and Eastern Europe and Asia/Pacific Rim through relationships with strategic partners and agents.

Sales effected through our strategic relationships with partners such as Ericsson and Siemens accounted for approximately 12% of our revenues in 2007, approximately 6% of our revenues in 2008 and approximately 7% of our revenues in 2009. The contractual terms of our arrangement with our strategic partners are similar to the terms of the arrangement with customers that are end-users (projects in which we act as the prime contractor).

Our sales and marketing efforts are managed by a small group of senior managers with substantial experience in the communications software market. The sales process for new customers generally requires a significant investment of time and expenses and typically takes 6 to 30 months. The process also involves system designers, sales representatives and support personnel and typically requires presentations, demonstrations, field trials, visits to reference sites and lengthy negotiations. Since early 2008, we operate using Regional Business Units, or RBUs, including Americas RBU; Western Europe & Africa RBU; Eastern & Central Europe RBU; ASIA RBU, Israel RBU and Australia & New Zealand RBU. The main objectives of this operation strategy is to impose end-to-end accountability on the RBUs mainly with respect to sales and delivery, and to increase the commitment of each of the RBUs’ personnel to our customers’ needs in order to achieve our targets and goals.

To date, we have been successful in penetrating markets in North and South America, Europe, Israel, South Africa, the Asia/Pacific and Australia. We have established offices in The Netherlands, South Africa, Australia, India, Sweden, Costa Rica and in several locations in the United States. In addition, we have sales representatives and sales consultants located throughout the world.

As of December 31, 2009, we employed 36 sales and marketing personnel. To date, we have established relationships with many equipment, software and service providers. Through these alliances, we deliver a joint, comprehensive solution that builds on each respective company’s strengths. We intend to strengthen our existing strategic alliances, establish additional relationships and recruit additional sales representatives as a means of identifying business opportunities and entering new markets.

See also “Item 5 – Operating and Financial review and prospects - Results of Operations” regarding breakdown of our revenues by geographical area and by products and services.

Research and Development

Our research and development efforts are currently focused on developing our supporting LTE and NGN modules, and features to support next-generation technologies and managed IP services. We believe that the timely development of new products and enhancements is essential to maintaining our competitive position in the marketplace.

As of December 31, 2009, we employed 85 employees in research and development. We have expertise derived from more than a decade of developing software adapted to a variety of network hardware and software configurations. Our core capabilities include our:

•	ability to assess customers' networks and understand their NMS, BSS and OSS requirements;

•	familiarity with a wide variety of communications protocols and interfaces;

•	ability to incorporate rule-based inference engines, data warehousing technology and replication tools into our Netrac solutions;

•	ability to adapt our products to different kinds of existing and next-generation fixed and mobile networks; and

•	expertise in utilizing leading programming languages, operating systems and databases to create user-friendly, distributed NMS, OSS and BSS solutions.

We reevaluate and enhance our product lines on an ongoing basis and seek to introduce new releases of each product regularly.

Research and development expenses were approximately $9.4 million, or 20.5% of our revenues, for the year ended December 31, 2007. Research and development expenses were approximately $11.4 million, or 22.7% of our revenues, for the year ended December 31, 2008. Research and development expenses were approximately $7.5 million, or 17.6% of our revenues, for the year ended December 31, 2009. We did not capitalize any amount invested for development in since 2003. We anticipate that we will continue to invest substantially amounts in research and development in future periods.

In prior years we received grants and participated in programs that support research and development projects sponsored by the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, or the Chief Scientist; the BIRD Foundation; and the European Union. In previous years, we relied on these grants for the financing of a portion of our product development expenditures. Through December 31, 2009, we recognized grants totaling $5.5 million from the Chief Scientist and the BIRD Foundation for the development of various aspects of our products.

As of December 31, 2009, our total contingent liability in respect of such grants, net of royalties paid or accrued with respect to the Chief Scientist and the BIRD Foundation, was approximately $2.7 million. Although we have received grants in the past, and may continue to do so in the future, we intend to fund future research and development efforts primarily from our own funds and through fees charged for customization and enhancement of products for our customers. For additional details regarding terms and conditions relating to grants from the Chief Scientist, see “Item 5B – Grants from the Office of the Chief Scientist”.

Competition

Competition in today’s economically challenging telecommunications marketplace is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and constant changes in customer requirements. Competition in today’s market is exacerbated by the fact that service providers are extremely price conscious, and place greater demands than ever before on their vendors. In addition, in light of current global economic conditions, we anticipate continued consolidation and increased competition in the market.  Existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources.

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

•	providers of NMS, OSS and BSS, such as IBM (which owns Micromuse and Vallent), Hewlett-Packard, Infovista, and Telecordia Technology;

•
network equipment vendors (NEPs), such as Alcatel Lucent, Huawei, Ericsson and Nokia Siemens, have continued to expand into the OSS market, as it appears they regard service layer evolution as a strategic augmentation of their core network equipment business. Consequently, NEPs may grow in time to be direct competitors of ours;

•	systems integrators who provide programming, integration, implementation and training services, such as LogicaCMG, Accenture, Cap Gemini and IBM Global Services; and

•
managed service providers, such as Ericsson, that offer their customers management services on top of their networks rather than building their own network operation center, or NOC, and purchasing an independent management system.

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

We rely on certain software that we license from third parties, including software that is embedded in our products or integrated with third party and internally developed software and used in our products to perform key functions. For instance, we have licensed databases from Oracle and Sybase and development tools from Sybase, InteliJ, Borland Microsoft,  Business Objects, and ILOG. There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms or at all. In addition, to a certain extent we are dependent upon such third parties’ ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes.

C. Organizational Structure

A list of our subsidiaries appears in Exhibit 8 to this annual report.

D. Property, Plants and Equipment

We do not own any real property. Our principal facilities, in which our corporate headquarters are located, comprise approximately 48,160 square feet of office space, and are located in Rosh Ha’ayin, Israel. The lease of such facilities is scheduled to expire in December 2014.

We also lease a facility in Yokneham, Israel, used primarily as a development center, which occupies approximately 2,740 square feet. This lease is scheduled to expire on December 31, 2011.

We also lease the following main facilities, used primarily as marketing and sales offices: approximately 4,135 square feet in Hoboken, New Jersey, USA; approximately 11,223 square feet in Atlanta, Georgia, USA; approximately 839 square feet in Sydney, Australia; approximately 1,075 square feet in San Jose, Costa Rica; approximately 1,687 square feet in Pretoria, South Africa (such lease was terminated on January 31, 2010) and approximately 430 square feet in Stockholm, Sweden.

Our leasing expenses for all of our said facilities were approximately $1.1 million in 2009 and are expected to remain at the same level in 2010.

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

Overview

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., currently known as Malam - Team Ltd., or Malam-Team, an Israeli publicly traded company, after having operated as a division of Malam - Team since 1988. In April 2005, Malam - Team distributed most of the ordinary shares of TTI held by it to its shareholders, and we ceased to be a subsidiary thereof. We are a leading global provider of OSS and BSS for telecommunications service providers.

Our revenues consist primarily of product license fees and fees for professional services required to customize our products for our customers. Service revenues consist of fees for customization, implementation, integration, development, training, consultancy, maintenance, and customer support. In some cases, we receive commissions from hardware vendors which are accounted for as product revenues. Our usual sale to a new customer ranges from $0.5 million to $4.0 million, depending upon the scope of the network and functionality required for a specific customer application. We believe that revenues from the license, service and support of our Netrac family of products will continue to account for most of our total revenues for the foreseeable future.

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

Executive Summary

Highlights of 2009

Our total revenues decreased from $50.3 million in 2008 to $42.5 million in 2009, primarily due to the severe global economic conditions that contributed, among others, to a slower sale cycle of our products, a pressure to offer lower prices of our products and services and difficulty to obtain new or follow-on orders.

Despite the decline in our sales, our operating income was $2.5 million in 2009, compared to operating loss of $0.1 million in 2008, and we were able to generate a net income of $2.7 million, compared to a net loss of $2.0 million in 2008.

Attaining profitability in 2009, despite the decline in our sales in 2009, is primarily attributable to our ability to constrain our operating expenses in 2009, reduced from $27.1 million in 2008 to $20.4 million in 2009, which reduction involved, among others, a company-wide salary reduction of approximately 5.0% in March 2009.

Our cash position has also improved and, as of December 31, 2009, we had cash, cash equivalents and short term bank deposits of approximately $30.9 million, compared to $24.9 million as of December 31, 2008. The increase of the cash balance is mainly due to the net profit of $2.7 million in 2009, and a decrease of our trade receivables at the amount of $1.9 million in 2009 compared to 2008.

2010 Outlook

Spending in the global OSS market in which we operate is built on the need for service providers to support new services and network equipment.  The severe recession that lasted between late 2008 and through most of 2009 affected spending in the global OSS market, including service providers’ capital expenditures, which in turn reduced our sales and increased the pressure on the price of our products and services.

The global economy showed signs of recovery by the end of 2009 and analyst firms who cover the OSS market, such as Gartner and OSS Observer, predict the awakening and growth of this market during 2010 and market strengthening in 2011. However, should the economic slowdown resume, it may cause our customers to reduce or postpone their technology spending, which could result in reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

In light of the limited market visibility for 2010, an unpredictable business environment and long sales cycles, we find it difficult to provide any guidance as to sales and profitability trends.

With respect to competition, we expect to continue to be affected by the trend of consolidation and acquisition in our competitors in the OSS market, such as the recent acquisition of Arantech by Tektronix (April 2009).  This trend has resulted in stronger competition by large companies that threatens our market positioning.

With regards to our product portfolio, the following are recent trends that we have identified:

•
LTE (Long Term Evolution) is the project name of a new high performance air interface for cellular mobile communication systems. Where the current generation of mobile telecommunication networks are collectively known as 3G (for "third generation"), LTE is marketed as 4G.  We are currently investing time and resources in developing and adding capabilities to our OSS products to enable us to offer an LTE solution.

•
We have also identified in the last few years a continuous requirement in the OSS market for a service management solution. This trend, along with customers’ requirements, has led us to integrate service and customer oriented capabilities into our product portfolio.

•
Additionally, in the last few years, we have seen an increasing interest from existing and potential customers of our performance solutions to proactively manage network and service level availability. This trend, which we believe is associated with the nature of next generation networks, their complexity and the increased requirement for fast time-to-market solutions, has increased the relative portion of our performance systems solutions within our current and potential business and we expect such trend to continue.

For additional information on trends in our industry, see also Item 4, “Information on the Company—Business Overview—Industry Background; Market Opportunity.” For additional details regarding our capital resources and contractual obligations, see Item 5B "Liquidity and Capital Resources" and Item 5F "Tabular Disclosure of Contractual Obligations."

Telesens – Discontinued Operations

In January 2008, we acquired Telesens, a software house headquartered in the Ukraine, as part of our strategy to expand our sales platform within the CIS market. The acquisition was effected by way of a stock purchase agreement between us and the selling shareholders, whereby we were required to pay the selling shareholders up to $2.7 million in cash in three installments, of which we made only the first one in the amount of $1.0 million. In July 2009, following a legal dispute with Telesens and Mr. Eduard Rubin, the former key shareholder of Telesens, we entered into a settlement agreement with Telesens and Mr. Rubin, whereby, among other things, the acquisition of Telesens has been rescinded.

We recognized a $1.5 million goodwill and other intangible assets impairment in our financial statements for the year ended December 31, 2008 and an accrual of $0.6 million with respect to a second installment on account of the acquisition (which was never made in light of the dispute between the parties). As a result of the rescission of the acquisition, the results of operations of Telesens are reported in our financial statements for the year ended December 31, 2009 as discontinued operations and the consolidated results from continuing operations no longer include revenues and expenses directly attributable to Telesens. Similarly, assets and liabilities relating to Telesens are presented in our balance sheet separately as assets and liabilities of discontinued operations. Our consolidated financial statements for prior periods have been reclassified to reflect these changes.  See Note 1b to our consolidated financial statements included in this annual report.

For additional details regarding the transaction and associated legal proceedings, see below under "Internal Investigation" and also under the titles "Telesens" and "Internal Investigation" in Item 8A – Legal Proceedings.

Internal Investigation

In January 2009, our Board of Directors received a written complaint of Mr. Edward Rubin, a former key shareholder of Telesens, alleging, among other things, that a Region Business Unit manager, Mr. Moti Lipshes, or the RBU Manager, who is also the son of our Chairman and CEO, received improper commissions from Mr. Rubin with respect to the acquisition of Telesens. Our Audit Committee engaged Barlev Investigative Auditing to lead an internal investigation. Based on the report of the independent investigator, our Audit Committee concluded, among other things, that (1) the RBU Manager received, directly or indirectly, approximately $90,000 (while he was entitled to receive under the finder agreement he had with Mr. Rubin up to $350,000) and that he failed to disclose said commission to us, and (2) none of our other employees, officers or directors was aware of such commission or was engaged in any improper personal conduct. Our Audit Committee also made certain recommendations to our management, including terminating the engagement with the RBU Manager immediately.

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

For additional details, see also under the titles "Telesens" and "Internal Investigation" in Item 8A – Legal Proceedings.

Our Functional Currency

A majority of our revenues is paid to us in U.S dollars or is U.S. dollar-linked. Since the U.S. dollar is the primary currency in the economic environment in which we operate, the dollar is our functional and reporting currency. Transactions and balances denominated in dollars are presented at their original amounts. Accordingly, we remeasure monetary accounts maintained in currencies other than the U.S. dollar using the foreign exchange rate at the balance sheet date in accordance with ASC No. 830 "Foreign Currency Matters". We measure and record operational accounts and nonmonetary balance sheet accounts at the rate in effect at the date of the transaction. We report the effects of foreign currency remeasurement in current operations.

Because a substantial amount of our revenues is paid to us in U.S. dollars or is U.S. dollar-linked, and a substantial portion of our expenses is incurred in NIS, we are exposed to currency fluctuation risk. When the U.S dollar devaluates against the NIS, the cost of our operations in Israel will increase and vice versa. Similarly, because a substantial portion of our revenues is paid to us in Euro, we are exposed to currency fluctuation risk and when the U.S dollar devaluates against the Euro, our revenues will increase and vice versa.

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

Divestiture

In January 2008, we acquired Telesens. Under the terms of the purchase agreement, the aggregate purchase price was up to $2.7 million, subject to downward adjustments, mainly based on Telesens results of operations during 2007, 2008 and 2009.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. We recognized $1.5 million goodwill and other intangible assets impairment in our financial statements for the year ended December 31, 2008 and an accrual of $630,000 with respect to a second installment of the purchase price, which was never made in light of a dispute between the parties.

In July 2009, following a legal dispute with Telesens and Mr. Eduard Rubin, the former key shareholder of Telesens, we entered into a settlement agreement with Telesens and Mr. Rubin, whereby the acquisition of Telesens was rescinded, such that we transferred the 100% interest we had in Telesens to Mr. Rubin, and in addition we agreed to pay approximately $200,000 to Telesens. In addition, Telesens agreed to provide us with additional development services for one more year. We believe that the price for the future services at market price.

This transaction was accounted for in accordance with the Accounting Standards Council ASC No. 360 "Property, Plant and Equipment"("ASC 360"). Telesens is considered to be a "component of an entity" since it comprised operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, being TTI. Since the operations and cash flows of the Telesens were eliminated from our ongoing operations as a result of the recision of the acquisition, and that we will not have any significant continuing involvement in the operations of such component after the recision, subject to ASC 205-20, "Applying the Conditions in Paragraph ASC 205-20-45-1 in Determining Whether to Report Discontinued Operations" ("ASC 205-20"), the results of operations of Telesens are being reported as discontinued operations in our financial statements included elsewhere in this annual report.

Warrants

In November 2004, we entered into purchase agreement with certain investors, in which the investors purchased, upon the terms and conditions stated in this purchase agreement, (i) an aggregate of 6,636,391 shares of Series A Preferred Shares, at a purchase price of $2.20 per share, and (ii) warrants, exercisable until January 2011, to purchase an aggregate of 2,654,556 Ordinary Shares at exercise prices of $2.50 and $2.64 per share (the “Warrants”). The Warrants contain anti-dilution protections.

Effective January 1, 2009, we adopted the provisions of ASC No. 815-40. As a result, we concluded that the above Warrants should be accounted for as a liability. The effect on the financial statements as of January 1, 2009 was approximately $50,000. During 2009, we recorded additional $597,000 as finance expenses that relates to the increase in fair value of this liability. From January 1, 2009 the Warrants are marked to market and changes in their fair value are included in our consolidated statement of operations under financial expenses. We utilized an option pricing model assisted by a third party actuary.

Determining the fair value of the Warrants requires the exercise of judgment. The fair value of the Warrants is affected by our share price on the date of valuation and other assumptions, including the estimated volatility of our share price over the term, the estimated period of time that we expect the Warrants to be outstanding and the probabilities of triggering events.

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

We recognize revenue in accordance with ASC No.605, “Construction - Type and Production - Type Contracts” using contract accounting on a percentage of completion method based on the relation of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, we divide each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period, as more fully described in Item 4B under “Project Installation: Maintenance and Customer Support.” A project is considered completed when the stabilization period is over.

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

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. In 2009, we recognized estimated losses of $18,000.  Between 2005 to 2008, no such estimated losses were identified.

Revenues from maintenance and support contracts are recognized ratably over the life of the agreement, which is typically one year, or at the time when such services are rendered.

Unbilled receivables include all amounts which were recognized as revenues and had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

We account for short-term projects, under ASC No. 605, using the completed contract method. As of December 31, 2009 we capitalized $ 61,000, in prepaid expenses, related to costs of short-term projects in progress that are being accounted for under the completion of contract method.

In addition, our contracts with customers include provisions that clearly specify the enforceable rights regarding products and services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases we expect to perform our contractual obligations under the contract and our licensees are expected to satisfy their obligations under the contract.

Tax Positions

We are subject to income taxes in Israel, the U.S. and numerous other foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes and we must make certain estimates and judgments in determining our income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits in our provision for income tax.

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

The gross unrecognized tax benefits including increases in interest and penalties related to tax positions since the adoption of ASC No. 740 are amounted in $102 as of December 31, 2009.

Accounting for stock-based compensation and fair value of our common stock

We account for equity-based compensation in accordance with ASC No.718 “Compensation-Stock Compensation,” or ASC No.718 123(R). Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. Treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock in order to estimate future stock price trends. Our expected dividend rate is zero since we do not currently pay cash dividends on our shares. We used the “simplified” method to establish the expected term of the awards as allowed under SAB 110. This approach means that the expected term would be the mid-point between the vesting date and the end of the contractual term. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

While management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement.

Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

1.	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

2.
Require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”);

3.	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

4.	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption is on January 1, 2011. We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We are currently evaluating the impact of this update on our financial condition and results of operations.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	2007	2008	2009
Revenues:
Product	56%	57.8%	53.5%
Service	44.0	42.2	46.5

Total revenues	100.0	100.0	100.0
Cost of revenues:
Product	27.2	31.0	31.7
Service	18.6	15.2	14.4
Total cost of revenues	45.8	46.2	46.1

Gross profit	54.2	53.8	53.9
Operating expenses:
Research and development, net	20.5	22.7	17.6
Selling and marketing	17.1	19.6	18.8
General and administrative	15.1	11.6	11.5

Total operating expenses	52.7	53.9	47.9

Operating income (loss)	1.5	(0.1)	6.0
Other Income	0.1	-	-
Financial income, net	4.7	(1.1)	1.2

Income (Loss) before income taxes	6.3	(1.2)	7.2
Income taxes (tax benefit)	(0.1)	0.7	0.2

Net Income (Loss) attributable to common shareholders from continuing operation	6.4	(1.9)	7.0
Net Income (Loss) attributable to common shareholders from discontinued operation	-	(2.0)	(0.7)
Net Income (Loss) attributable to common shareholders from	6.4%	(3.9)%	6.3%

Comparison of 2007, 2008 and 2009

Revenues

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

The following table sets forth a breakdown by geographical area of our revenues (including maintenance revenues) as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2007	2008	2009
Sales by Geographic Areas:
Israel	7.7%	9.1%	10.2%
North America	35.1	31.1	29.5
Europe	35.5	41.7	42.0
Australia	5.7	5.8	6.3
South America	4.9	2.1	3.0
Far East	7.0	6.8	5.6
Africa	4.1	3.4	3.4
Total	100.0%	100.0%	100.0%

The following table sets forth a breakdown of our revenues between products and services (including maintenance revenues) for the periods indicated:

	Year ended December 31,
($ in millions)	2007	2008	2009	% Change 2007 vs. 2008	% Change 2008 vs. 2009
Product sales	$25.7	$29.1	$22.7	13.2%	(22.0)%
Services	20.2	21.2	19.8	5.0%	(6.6)%
Total revenues	45.9	50.3	42.5	9.6%	(15.5)%

The decrease in our product and service revenues in 2009 compared to 2008 was mainly due to the economic recession in 2009 that contributed, among others, to a slower sale cycle of our products, a pressure to offer lower prices of our products and services and difficulty to obtain new or follow-on orders.

The increase in our product and service revenues in 2008 compared to 2007 was mainly attributable to (1) the improvement of our sales process and our frame agreement with France Telecom; and (2) the increase in the value of the Euro against the US dollar during 2008 compared to its value during 2007.

Cost of Revenues

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated:

	Years ended December 31,
($ in millions)	2007	2008	2009	% Change 2007 vs. 2008	% Change 2008 vs. 2009
Cost of product sales	$12.5	$15.6	$13.5	24.8%	(13.5)%
Cost of services	8.5	7.7	6.1	(9.4)%	(20.8)%
Total cost of revenues	21.0	23.3	19.6	11.0%	(15.9)%

The total cost of revenues decreased to $19.6 million in 2009 from $23.3 million in 2008. This decrease was  mainly due to the cost reduction measures that we implemented during 2009, and due to the NIS's weakness compared to the US$. Because a substantial portion of our expenses is incurred in NIS, the devaluation of the NIS against the US$ during 2009 resulted in a decrease in the dollar cost of our operations in Israel.

The total cost of revenues increased to $23.3 million in 2008 from $21.0 million in 2007. This increase was mainly due to the increase of sales and the increased expenses associated with the U.S dollar’s weakness compared to the NIS. Because a substantial portion of our expenses is incurred in NIS, the devaluation of the dollar against the NIS during 2008 resulted in an increase in the dollar cost of our operations in Israel.

 Gross Profit

($ in millions)	Years ended December 31,
	2007	2008	2009	% Change 2007 vs. 2008	% Change 2008 vs. 2009
Product sales	13.2	13.5	9.2	2.3%	(31.9)%
Services	11.7	13.5	13.7	15.4%	1.5%
Total gross profit	$24.9	$27.0	$22.9	8.4%	(15.2)%

Gross profit as a percentage of revenues

	Years ended December 31,
	2007	2008	2009
Product sales	51.4%	46.4%	40.5%
Services	57.9%	63.7%	69.2%
Total gross profit	54.2%	53.7%	53.9%

Total gross profit decreased to $22.9 million in 2009 from $27.0 million in 2008. However, as a percentage of revenues, the gross profit remained almost unchanged, 53.7% in 2008 compared to 53.9% in 2009.

Total gross profit increased to $27.0 million in 2008 from $24.9 million in 2007. However, as a percentage of revenues, the gross profit decreased from 54.2% to 53.7%. This is mainly due to the dollar’s weakness compared to the NIS which resulted in an increase of the dollar cost of our operations in Israel.

Operating Expenses

($ in millions)	Year ended December 31,
	2007	2008	2009	% Change 2007vs. 2008	% Change 2008 vs. 2009
Research and development, net	$9.4	$11.4	$7.5	21.3%	(34.2)%
Selling and marketing	7.9	9.9	8.0	25.3%	(19.2)%
General and administrative	7.0	5.8	4.9	(17.1)%	(15.5)%

Total operating expenses	24.3	27.1	20.4	11.5%	(24.7)%

Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

Research and development expenditures decreased by 34.2% to $7.5 million in 2009, from $11.4 million in 2008. The decrease in 2009 is mainly attributable to (1) reducing the number of employees dedicated to our R&D activities and (2) the strength of the US dollar compared to the NIS during 2009 which resulted in a decrease of the dollar cost of our operations in Israel.

Research and development expenditures increased 21.3% to $11.4 million in 2008, from $9.4 million in 2007. The increase in 2008 was primarily due to the increased expenses associated with the devaluation of the US dollar against the NIS.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were approximately $8.0 million, or 18.8% of total revenues, in 2009; $9.9 million, or 19.7% of total revenues, in 2008; and $7.9 million, or 17.2% of total revenues, in 2007. The decrease in selling and marketing expenses in 2009 is primarily due to the cost saving measures we implemented during 2009.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses.

General and administrative expenses decreased by 15.5% to $4.9 million, or 11.5% of our total revenues in 2009, from $5.8 million, or 11.5% of total revenues in 2008. The decrease was primarily due to the cost saving measures that we took.

General and administrative expenses decreased by 17.1% to $5.8 million, or 11.5% of our total revenues in 2008, from $7.0 million, or 15.3% of total revenues in 2007. The decrease was primarily due to lower legal expenses compared to 2007, mainly associated with our lawsuit against Hutchison UK, which was settled in 2008.

Financial Income/Expense, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments.

Our financial income was $0.5 million in 2009 compared to financial expenses of $0.6 million in 2008. This change was primarily due to the strengthening of the Euro against the US dollar - because a substantial portion of our customers are paying in Euro, the strengthening of the Euro compared to the US dollar during 2009 increased our financial income in 2009. In addition, our financial income in 2009 included an expense of $0.6 million which related to the appreciation of the fair value of outstanding warrants, that are being accounted for as a liability. Our financial expenses were $0.6 million in 2008 compared to a financial income of $2.2 million in 2007 primarily due to the devaluation of the Euro against the US$ in 2008.

Loss from discontinued operations

We recorded a loss of $314,000 in 2009 in discontinued operations in line item. As a result of the recision of the Telesens acquisition, the results of operations of Telesens were reported separately as discontinued operations in the statement of operations for the year ended December 31, 2008 and 2009, respectively, and are summarized as follows:

	Year ended December 31,	Year ended December 31,
	2008	2009

Revenues:
Products	$1,033	$303
Services	920	396

Total revenues	1,953	699

Cost of revenues:
Products	754	314
Services	237	99

Total cost of revenues	991	413

Gross profit	962	286

Operating expenses:
Selling and marketing	113	47
General and administrative	509	132
Impairment of goodwill and other assets	1,401	-

Total operating expenses	2,023	179

Operating income (loss)	(1,061)	107
Financial income (expenses), net	39	30

Income (loss) before income taxes	(1,022)	137
Income taxes	-	16
Income (loss) of discontinued operation	(1,022)	121
Loss of disposal of discontinued operation	-	(435)

Net income (loss) from discontinued operation	$(1,022)	$(314)

Research and Development

We conduct our research and development operations mainly in Israel. Our research and development efforts have been financed over the years through internal resources and grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, the BIRD Foundation and the European Union. We did not apply for such funds since 2006 and we did not obtain any grants since 2007. The Chief Scientist provided grants of approximately $537,000 for the year ended December 31, 2005 and approximately $54,000 for the year ended December 31, 2006. Of our total research and development expenses, these grants accounted for 5.9% in 2005 and 0.6% in 2006. These grants were provided to us as part of our participation in a consortium of companies (MAGNET program) engaged in the development of a management system for large networks. We are not required to repay these MAGNET program grants, nor are we required to pay any royalties in respect thereof. See “Item 5B – Grants from the Office of the Chief Scientist”.

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

Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years. However, our facilities have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959, or the Investments Law. Consequently, these facilities are eligible for tax benefits. We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities, as we intend to continue and file additional applications for approved enterprise in the future.

Subject to compliance with applicable requirements, the taxable income derived from our approved enterprise facilities will be subject to reduced tax rates through 2013, and in any case it will not be higher from the applicable corporate tax rate for the respective year. The actual tax rate will depend upon the percentage of non-Israeli holders of our share capital. The above benefits are conditioned upon our fulfillment of conditions stipulated by the Investments Law, the regulations promulgated thereunder and the instruments of approval for the specific investments in approved enterprises. If we fail to comply with these conditions, our benefits may be canceled and we may be required to refund the amount of benefits received, in whole or in part. If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if we had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

During the years ended December 31, 2007 and 2008 we provided for a full valuation allowance against the increase in our deferred tax assets, resulting from our net operating losses carry forwards, in the amount of $0.6 million for 2007 and $0.5 million for 2008, because we did not believe that it is more likely than not that such deferred tax assets will be realized. During the year 2009 no deferred taxes on losses for valuation allowance was provided.

Impact of Inflation and Fluctuation in Currencies

The table below sets forth the annual rate of inflation, the annual rate of devaluation (or revaluation) of the NIS against the U.S. dollar and the gap between them for the periods indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
Inflation (Deflation)	3.9%	3.8%	3.4%	(0.1)%	2.4%
Devaluation (Revaluation)	(0.7)%	(1.1)%	(9.0)%	(8.2)%	6.8%
Inflation (Devaluation) gap	4.6%	4.9%	12.4%	8.1%	(4.4)%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. We believe that inflation in Israel has not had a material effect on our results of operations in the past five years.

For information about these risks and the methods we employ to mitigate these risks, see “Item 11. Quantitative and
Qualitative Disclosures about Market Risk.”

B. Liquidity and Capital Resources

We had cash and cash equivalents and short term bank deposits of $33.5 million at December 31, 2007, $24.9 million at December 31, 2008 and $30.9 million at December 31, 2009.

Our operating activities provided (used in) cash of $3.7 million for the year ended December 31, 2007, $(4.3) million for the year ended December 31, 2008 and $6.6 million for the year ended December 31, 2009. $3.6 million out of the cash provided by operating activities in 2008 is due to the decrease in the credit balance of our related party Malam - Team Ltd.

Our capital expenditures were approximately, $4.3 million in 2007, $4.6 million in 2008 and $1.0 million in 2009. Our capital investments for improvements of leased premises were $2.1 million in 2007, $0.4 million in 2008 and $0 million in 2009. In 2008, our capital expenditures were approximately $4.6 million, of which $3.5 million were used for purchase of fixed assets and $1.1 million for the acquisition of Telesens, which acquisition was later rescinded.

In January 2005, we issued 6,636,391 Series A Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million (before expenses). We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them (total of 2,654,556 warrants), exercisable for a period of six years, at an exercise price per share of $2.50, out of which 2,224,339 warrants are still exercisable. We also issued to the placement agent warrants to purchase an aggregate of 371,638 Ordinary Shares at an exercise price of $2.64 per share (subject to adjustment), which warrants expired in January 2009.

We believe our cash, cash equivalents reserve, as well as cash flow from our operations in 2009 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

Market Risk

Except for outstanding forward contract to purchase U.S dollars in the total amount of $3 million, we currently do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables. We invest our cash and cash equivalents mainly in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

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

We currently employ 85 employees in research and development. Research and development expenses were approximately $9.4 million, or 20.5% of our revenues, for the year ended December 31, 2007; approximately $11.4 million, or 22.7% of our revenues, for the year ended December 31, 2008; and approximately $7.5 million, or 17.6% of our revenues, for the year ended December 31, 2009. For information on our research and development expenditures and grants we received, see “Item 5A – Results of Operations – Research and Development.”

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

D. Trend Information

See Item 5A – Operating Results – Executive Summary – 2010 Outlook.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2009, our known contractual obligations by type of obligation and for the periods indicated:

Contractual Obligations	Payment due by period (in thousands US$)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	1,428	238	475	475	240
Operating Lease Obligations (facilities and vehicles)	5,191	1,379	2,072	1,740	0
Uncertain Income Tax Positions	102	102
Accrued Severance Pay	6,279	6,279

Total	13,000	7,998	2,547	2,215	240

In addition, we obtained performance guarantees in favor of certain customers from several banks in Israel amounting to $0.8 million and $0.03 million for the years ended December 31, 2008 and 2009, respectively. We provided other bank guarantees in favor of facility and car leases amounting to $0.4 million for both years ended December 31, 2008 and 2009.

Additional contractual obligations relating to royalty commitments to the Chief Scientist and the BIRD Foundation are as set forth above in “Item 5A - Operating Results – Research and Development.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Meir Lipshes	64	Chairman of the Board and Chief Executive Officer
Meir Dvir* (1)	79	Director
Julie Kunstler*+(1)(2)	54	Director
Doron Zinger*+(1)(2)	57	Director
Ilan Toker	41	Director
Rami Zivony*(2)	58	Director
Tali Cohen - Tueg	39	Chief Financial Officer
Avner Amran	52	Chief Operational Officer
Duby Yoely	49	Vice President Marketing
Asaf Shirazi	41	Vice President Research and Development
Shuki Rozanski	44	Vice President Business Development and GM, RBU Europe and CIS
Yossi Arviv	32	Vice President Projects

* Designated as an “independent director” in accordance with NASDAQ Marketplace Rules.
+External director in accordance with the Companies Law.
(1) Member of audit committee
(2) Member of nomination and compensation committee

Meir Lipshes has served as our Chief Executive Officer since December 2006 and as Chairman of our board of directors since January 2005. He has served as one of our directors since we commenced independent operations in September 1992. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004 and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes was one of the founders, and is a current shareholder, of Team Software, or Team, our former principal shareholder. Mr. Lipshes served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

Dr. Meir Dvir became a director in 1997. Since 1994, Dr. Dvir has served as President of Dea Shnia Ltd., a consulting company. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005, Board member of TAT Technologies Ltd. from 1994 to 2008, Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology company from 1984 to 1985, and President of Israeli Aircraft Industries from 1982 to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

Julie Kunstler became a director in August 2006. She is the managing director and founder of Portview Communications Partners, a venture capital fund, focusing on the communications sector, including components, systems and software.  Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions for the FTTx market, focusing on Asia.  Ms Kunstler is a director or observer for several privately-held, communications technology companies, including: FiberZone Networks, Teknovus, and Teranetics. From 1990 to 2002, she was managing director of HK Catalyst Strategy & Finance Ltd., providing financial and strategy consulting services to technology and investment companies in Israel, the US and Europe.  Ms. Kunstler holds a BA degree from the University of Cincinnati and an MBA degree from University of Chicago.

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

Rami Zivony became a director in November 2009. He also served as a director of TTI from the commencement of TTI's independent operations in 1992 through 1998 and again between 2003 and 2006. Between 2008 and 2009, Mr. Zivony was a consultant to Malam-Team Ltd. and served as a director in Omnitec and Kcs. Between 2003 and 2004, Mr. Zivony was the Chief Executive Officer of CelleBrite Ltd., a company engaged in manufacturing and marketing universal memory exchangers for cellular telephones. From 2000 through 2002, Mr. Zivony served as Chief Executive Officer of Callscape Inc., a start-up company he founded, which engaged in the development of a system to enhance the availability of telephone users, especially cellular users. During 1999, Mr. Zivony acted as Chief Executive Officer of Madah–Com Ltd., a start-up company engaged in wireless public announcement systems. From 1983 through 1998, Mr. Zivony was employed with Team Computers in various capacities, including as Co-Chief Executive Officer. Mr. Zivony received a BSc. Degree in Electronic engineering from the Technion- Israel Institute of Technology, and an MBA Degree from Tel Aviv University.

Tali Cohen-Tueg, Chief Financial Officer since August 2009, and acting Chief Financial Officer since September 2008, joined us in 1997. Prior to September 2008, Mrs. Cohen-Tueg served as our Controller. From 1994 to 1997, Mrs. Cohen-Tueg worked and specialized in a CPA firm. She holds her BA degrees in Economics and Accounting from Hebrew University in Jerusalem. She is a Certified Public Accountant in Israel.

Avner Amran, rejoined us in January 2010 as Chief Operating Officer. In his current position, Mr. Amran is responsible for TTI Telecom’s worldwide Regional Business Units, sales, delivery and day to day operations of the company. Prior to his appointment to COO, Mr. Amran served as head of product management at Nokia Siemens Networks between January 2007 to January 2010. Prior to Nokia, Avner was vice president of marketing and business development at TTI Telecom. Prior to TTI Telecom, Avner held senior management positions at ECI Telecom, in which he was responsible for sales, marketing and product management. Additionally, Avner was vice president of NMS and networking solutions at Enavis Networks and R&D manager at Advanced Technology Ltd., developing and deploying large scale OSS systems. Mr. Amran holds a B.Sc degree in Mathematics and Computer Science from the Hebrew University of Jerusalem and has completed MBA studies at the Hebrew University of Jerusalem.

Duby Yoely, Vice President Marketing from 2005, joined us in 2001 as Engineering Group Manager, responsible for telecom solutions and professional services. Since 2005 he has the responsibility for solution engineering (pre-sale) and since the end of 2006 he is responsible for the marketing activities as well. Since the end of 2009, he is also holding the CTO responsibilities, including product management and Company's Roadmap. Mr. Yoely has held telecom management positions since 1989, when he joined Bezeq as an engineer. After ten years at Bezeq as NMC Engineer and then manager, Mr. Yoely joined Partner Communications Company Ltd., where he started as NOC manager, taking part in building the new field of GSM operator network rollout. Mr. Yoely holds a BSc degree in electrical engineering from The Technion-Israel Institute of Technology.

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

Joshua (Shuki) Rozanski rejoined us in January 2008 as Vice President, Business Development & GM, Regional Business Unit Europe & CIS, after a brief one-year hiatus. In his current position, he holds two responsibilities: one for managing the company alliances and indirect sales activities worldwide and the second for the Regional Business Unit’s sales, delivery and support in Europe & CIS. Mr. Rozanski's career at TTI Telecom also spanned positions as AVP Sales, managing the company sales team in EMEA, and prior to that, Director of Sales Western Europe, based in London. Before joining us in 2000, Mr. Rozanski served in senior marketing and sales positions at ECI Telecom in Israel from 1996 to 2000, including as Director of Marketing & Sales, West Europe. Mr. Rozanski also served as Senior Investment Analyst at Genesis Management and Investments and Supervisor of large-scale electronic projects for the Israeli Air Force. Mr. Rozanski holds a B.Sc in Electronics Engineering from the Jerusalem College of Technology and MBA from Bar Ilan University.

Yossi Arviv, Vice President, Projects from July 2009. Mr. Arviv joined TTI Telecom in 2000 and has since served in several management roles in our company, including R&D Manager, R&D Director and Director of Professional Services. Mr. Arviv’s many responsibilities include worldwide project delivery, professional services, and customer support.

There are no family relationships between any of the directors or members of senior management named above.

B. Compensation

Directors

In 2009, our directors, other than Meir Lipshes, received the following compensation: (1) annual compensation of approximately $21,740 each;  (2) approximately $780 per board meeting or per board committee meeting; (3) approximately $470 per telephone meetings  in which they participate; and (4) approximately $390 per written decisions, all linked to the Israeli Consumer Price Index, or CPI. In May 2009, the compensation to the directors Ilan Toker and Meir Dvir was reduced by 5%, according to their request. Starting April 2010, the compensation to all other directors will be reduced by 5% as well, as was approved by our shareholders in November 2009. We paid our directors, other than Meir Lipshes, an aggregate amount of approximately $208,000 in 2009. Our directors, other than Meir Lipshes, will continue to receive the aforesaid compensation in 2010.

In November 2006, our board of directors authorized the grant of options to purchase up to 15,000 ordinary shares to each of our directors (other than Meir Lipshes and Rami Zivony, who was not a director at the time), at an exercise price of $3.50 per share. The grant was approved by our shareholders in December 2006. However, one of our directors, Ilan Toker, decided to waive his right to these options. The options granted to the directors in 2006, in an aggregate amount of 60,000, out of which 45,000 are still outstanding, vest over a period of 3 years and shall expire in November 2011.

Executive Officers

We pay Meir Lipshes, our Chairman and Chief Executive Officer, a monthly management fee of approximately NIS 120,000 (approximately $31,800 according to the exchange rate prevailing on December 31, 2009) linked to the CPI, including applicable social benefits. The total compensation paid to him during 2009 was approximately $420,000 compared to approximately $568,000 in 2008. The total amount of compensation paid to Meir Lipshes during 2008 and 2009 includes pension, retirement and similar benefits. The amount paid to Meir Lipshes in 2009 also includes a bonus of approximately $90,000. In November 2004, our board of directors authorized the grant of options to Meir Lipshes to purchase up to 75,000 ordinary shares, at an exercise price of $3.0 per share. The option grant to Meir Lipshes was approved by our shareholders in December 2004.  All of the options granted to Meir Lipshes in November 2004 expired in October 2008.

Total compensation during 2009 to the members of senior management (consisting of 6 persons, excluding Meir Lipshes) amounted to approximately $1.2 million. This amount includes approximately $0.4 million set aside by us to provide special bonuses, pension, retirement and similar benefits.

Our employment agreements with our Israeli executive officers provide certain social benefits, including, among other things, managers’ insurance and educational fund payments. Payments in this context are as follows: pension - 5.0% of gross salary; severance pay - 8.33% of gross salary; loss of earning capacity - up to 2.5% of gross salary; and educational fund - 7.5% of gross salary. These payments are based on 75% to 80% of their gross salary, whereas our executive officers benefits are based on 100% of their gross salary.

For details about grants of stock options to our directors and executive officers, see also “Item 6E – Share Ownership” below.

C. Board Practices.

General

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

Pursuant to an amendment to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” We believe we satisfy this requirement and that each of our external directors qualifies as having the requisite “accounting and financial expertise.”

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

Julie Kunstler and Doron Zinger serve as our external directors. Ms. Kunstler commenced her term as an external director in August 2006 and was reelected in August 2009 for an additional three year term that commenced in August 2009. Mr. Zinger commenced his term as an external director in April 2004 and was reelected in December 2009 for a term that will commence in April 2010.

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

Compensation and Nominating Committee

Effective July 31, 2005, the NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation and nominating committee satisfies the requirements of the NASDAQ rules. Our compensation and nominating committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the nomination of the Company’s directors. The current members of our compensation and nominating committee are Rami Zivony, Doron Zinger and Julie Kunstler.

Directors' Service Contracts

Except for Mr. Lipshes, as described in “Item 6B. - Directors, Senior Management and Employees - Compensation", there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

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

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors are required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on such transaction, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

D. Employees

The table below sets forth our working force presented by field of employment and geographical breakdowns, during the periods indicated:

Approximate numbers of employees by category of activity	Research & Development	Projects*	Sales and marketing	Management, Finance and Administration	Total
2009	85	188	36	36	345
2008	285	--	28	40	472**
2007	274	--	35	43	352

* The Project department was separated from the R&D department since mid 2009.

** The total number shown in this table for 2008 includes 119 employees that were added to our workforce as a result of the acquisition of Telesens in January 2008. Since July 2009, Telesens is no longer a subsidiary company of TTI.

Approximate numbers of employees by geographic location	Israel	Americas	Europe	Asia	Africa	Australia	Russia & CIS	Total
2009	244	60	8	10	5	6	12	345
2008	256	66	13	9	5	4	119*	472*
2007	241	77	11	12	7	4	N/A	352

* The number includes 119 employees that were added to our workforce as a result of the acquisition of Telesens in January 2008. Since July 2009, Telesens is no longer a subsidiary company of TTI.

Since July 2009, Telesens, which was acquired by us in January 2008, is no longer a subsidiary company of TTI. The overall reduction in our workforce, from 472 employees in 2008 to 345 employees in 2009, is due primarily to the exclusion of 119 employees of Telesens.

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

Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by manager’s insurance described below, upon the retirement or death of an employee or termination of employment without cause as defined in the law. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 17.4% of wages up to a specified amount, of which the employee contributes approximately two thirds and the employer contributes the balance.

We regularly contribute to a managers’ insurance fund on behalf of our Israeli employees. This fund provides employees with a lump sum payment on account of severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the managers’ insurance plan contributes an amount equal to 5.0% of such employee’s salary to the pension component of such fund and the employer contributes an average of approximately 5% to 6.1% of such salary. We also allocate 8.3% of the employee's salary on account of severance pay. These payments are based on 75% to 80% of their gross salary whereas our executive officers benefits are based on 100% of their gross salary.

E. Share Ownership

Security Ownership of Our Directors and Executive Officers

The following table details, as of March 1, 2010, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Meir Lipshes (1)	476,563	2.5%

All other directors and executive officers, as a group (consisting of 11 persons, other than Meir Lipshes) (2)	156,333	*

*	less than 1% of our outstanding ordinary shares.

(1)
As of March 1, 2010, Malam - Team Ltd. and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of March 1, 2010, Meir Lipshes, the Chairman of our board of directors and our Chief Executive Officer, owned approximately 7.0% of Malam - Team Ltd.'s shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Malam - Team Ltd. in us.

(2)
The number of shares owned consists solely of options exercisable into ordinary shares within 60 days.  The options have exercise prices ranging from $3.0 per share to $3.9 per share, and expire between January 10, 2011 and February 17, 2013.

Options to Purchase Our Ordinary Shares

From time to time, we grant our employees and directors options to purchase our shares pursuant to our share option plans:

Old Plans

In November 1996, we adopted our Share Option Plan, primarily designed for employees of TTI and its subsidiaries, and, from time to time, we established and granted additional options under sub-plans. We refer to such plan and sub-plans as the Old Plans because we do not grant any additional options under such plans. As of June 30, 2009, all the options granted under the Old Plans already expired.

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

Total Outstanding Options

The following table sets forth, as of March 25, 2010, the number of options outstanding under our 2004 Plan and their respective exercise prices and expiration dates:

Number of Options	exercise prices (range)	Expiration Date

60,000	$3.5	January 10, 2011
179,000	$3.9	February 13, 2011
16,000	$4.3	March 26, 2011
20,000	$3.0	November 13, 2011
45,000	$3.5	November 13, 2011
18,000	$3.0	March 27, 2012
25,000	$3.0	February 17, 2013
Total: 363,000*

* Out of which options to purchase 354,667 ordinary shares are currently exercisable.

Change of Control Arrangements

Under the 2004 Plan, in the event of a corporate transaction, such as the sale of all or substantially all of our assets, disposition of at least 80% of our outstanding securities, merger or other similar transactions, the vesting of all outstanding options will be accelerated and they shall automatically vest in full.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of March 1, 2010:
Name of shareholder	Number of ordinary shares held***	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****
Shlomo Eisenberg (1)(2)(3)	4,689,924	29.1%	--	--	4,689,924	24.8%
Neuberger & Berman (4)	2,307,600	13.5%	1,672,725	59.6%	3,980,325	20.0%
Rima Management, LLC and Richard Mashaal (5)	640,388	4.0%	227,300	8.1%	867,688	4.6%
S Squared Technology (6)	363,637	2.3%	909,091	32.4%	1,272,728	6.7%

* Based on an aggregate of 16,130,428 ordinary shares outstanding as of March 1, 2010.

** Based on an aggregate of 2,809,116 preferred shares outstanding as of March 1, 2010.

*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

**** Based on an aggregate of 18,939,544 ordinary and preferred shares outstanding as of March 1, 2010.

(1)
Shlomo Eisenberg holds 1,069,530 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 175,000 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.5% of Malam - Team Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Malam - Team Ltd. and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)
Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns approximately 52.5% of Malam - Team Ltd. and, therefore, may be deemed to beneficially own the ordinary shares held by Malam - Team Ltd. and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)
Team Software holds 145,150 ordinary shares. Malam - Team Ltd. holds 5,300 ordinary shares. Since Malam - Team Ltd. holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Malam - Team Ltd., an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of February 16, 2010, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 7% of Malam - Team Ltd.'s shares. Mr. Lipshes disclaims any beneficial ownership. As of March 15, 2010, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

(4)
Based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006 and records of TTI.  Neuberger Berman, L.L.C., a Delaware limited liability company  ("NB LLC"), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership ("LV Opportunities"), LibertyView Funds, L.P., a Delaware limited partnership ("LV Funds"), and certain other investment funds and accounts (together   with LV Opportunities and LV Funds, the "Funds"). Neuberger Berman, Inc., a Delaware corporation ("NB Inc."), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and  NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include, to our knowledge, 1,307,602 ordinary shares, 1,672,725 Series A Preferred Shares, and warrants to purchase 999,998 ordinary shares which are exercisable within 60 days.

(5)
As of December 31, 2009, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 16, 2010. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 867,688 ordinary shares (comprised of 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days, with an exercise price of $2.5 per share).

(6)
As of December 31, 2009, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 10, 2010.  The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share).  Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Significant changes in percentage ownership by major shareholders during last three years

None.

Voting Rights

The holders of our ordinary shares and the holders of our Series A Preferred Shares each have one vote per share held. As of March 10, 2010, approximately 57.7% of all Series A Preferred Shares issued have been converted into ordinary shares.

Record Holders

As of March 10, 2010, there were approximately 34 record holders of our ordinary shares, of which 14 were record holders with mailing addresses in the United States owning an aggregate of approximately 76% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 75% of our outstanding ordinary shares as of said date).

As of March 10, 2010, there were approximately 6 record holders of our Series A Preferred Shares, all of which were record holders with mailing addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

B. Related Party Transactions

Sale of Products; Services

Since the commencement of our operations in 1992, Malam - Team Ltd., our former parent company, has from time to time paid us commissions in respect of the sale by us of certain products represented and offered by Malam - Team Ltd.. This relationship is reflected in an agreement between us and Malam - Team Ltd. dated October 1996. Malam - Team Ltd. generally pays us a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Malam - Team Ltd. from these sales less the cost to Malam - Team Ltd.. In connection with these sales, we recorded commissions of approximately $364,000 in 2008 and $240,000 in 2009.

In addition, Malam - Team Ltd. provided us certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage, and we reimbursed Malam - Team Ltd. for the actual cost of such services. We recorded expenses for such services of $164,000 in 2007. In 2008, we relocated our offices to Rosh Ha'ayin and therefore Malam - Team Ltd. no longer provides us administrative services and we did not record any expenses for such services since 2008.

Since 1992, we have also purchased fixed assets, such as computer hardware, from Malam - Team Ltd. and Omnitek-Eichut Ltd. (“Omnitek-Eichut”), a subsidiary of Malam - Team Ltd. The payments made by us to Malam - Team Ltd. and Omnitek-Eichut in respect of such asset purchases were, in the aggregate, approximately  $437,000 in 2007, $249,000 in 2008 and $245,000 in 2009. We believe that the terms of these purchases are not different in any material respect than the terms we could receive from unaffiliated third parties.

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

We filed a NIS 1.6 million lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. In August 2008 the court ruled in our favor and ordered Mr. Eisenberg to pay us the amount of approximately NIS 1.6 million (approximately $ 417,000), which will include linkage differentials and interest and including attorney fees. In October 2008 Mr. Eisenberg appealed to the district court. A preliminary hearing in the district court was held on September 16, 2009 and is pending the court's decision. As of December 31, 2009 the total outstanding amount is approximately NIS 2 million (approximately $529,000).

Internal Investigation

On January 26, 2009, our Board of Directors received a written complaint of Mr. Eduard Rubin, a former key shareholder of Telesens, a Ukraine-based software house that was acquired by us in January 2008, alleging, among other things, that Mr. Moti Lipshes, a Region Business Unit manager, or the RBU Manager, who is also the son of Mr. Meir Lipshes, the Chairman of our Board of Directors and our Chief Executive Officer, received improper commissions from Mr. Rubin with respect to the acquisition of Telesens.

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

We have terminated our engagement with the RBU Manager in March 1, 2009. In May 2009, we received a claim letter from the RBU Manager, alleging that we failed to pay him approximately 1.7 million euro (equates to approximately $2.3 million), reflecting amounts and commissions for services performed between 2001 and 2009, including bonuses and severance pay. In February 2010, following a mediation process, we entered into a settlement agreement , under which we will pay the RBU Manager a total amount of 240,000 euro (equates to approximately $327,000) and both parties waived their claims against the other, except for a claim regarding medical insurance, which was not part of the mediation process. Since Mr. Meir Lipshes has provided us in the past an indemnification letter, whereby he undertook to cover certain payments that will be made by TTI with respect to the engagement with the RBU Manager, he will be required to compensate us at the amount of 40,000 euro (equates to approximately $54,500).

In addition, at the recommendation of our Audit Committee, we have undertaken a number of steps designed to improve and safeguard against the recurrence of improper conduct. These steps included clarifying the existing prohibitions on improper conduct in our agreements with management and independent contractors that provide services to the Company and establishing a company wide educational program to prevent future misconducts.

Telesens

In early 2009, we engaged in discussions with Mr. Rubin, one of the selling shareholders of Telesens, with respect to our demand, in accordance with the purchase agreement, to make downward adjustments to the purchase price based on the performance parameters of Telesens. In light of, among others, the objection of the selling shareholders to our demands and the internal investigation that was ongoing at the time, we determined to hold the payment of the second installment, scheduled for February 2009, until resolution of these matters. On March 21, 2009, Mr. Rubin notified us that the selling shareholders had initiated legal proceedings against us in Ukraine with respect to the purchase agreement. According to Mr. Rubin's notice, the lawsuit alleged, among other things, that we had breached the purchase agreement by not making the timely and full payment of the second installment. Accordingly, the plaintiffs sought to rescind the transaction, such that the selling shareholders will receive their shares of Telesens, and sought additional damages of approximately $500,000.

In July 2009, we entered into a settlement agreement with Telesens and Mr. Rubin, whereby the acquisition of Telesens was rescinded, such that we will transfer the 100% interest we have in Telesens to the previous shareholders and both parties' lawsuits against each other will be dismissed. In addition, Telesens agreed to continue and provide development services to us and we agreed to pay approximately $200,000 to Telesens in consideration for previous development services and for other modifications made by Telesens according to our needs.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. Rather, we have elected to retain earnings and other cash resources to continue the development and expansion of our business.  Any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

B. Significant Changes

No significant change has occurred since December 31, 2009, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

Our ordinary shares have been traded on the NASDAQ Global Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the NASDAQ.

	High	Low

2005:
Full Year	$3.58	$1.84
2006:
Full Year	$5.50	$2.36
2007:
Full Year	$3.22	$2.20

2008:
Full Year	$2.42	$0.53

First Quarter	2.42	1.83
Second Quarter	2.27	1.86
Third Quarter	2.09	1.36
Fourth Quarter	1.36	0.53

2009:
Full Year	$2.16	$0.52

First Quarter	0.72	0.52
Second Quarter	0.84	0.56
Third Quarter	1.30	0.80
Fourth Quarter	2.16	1.13

Most Recent Six Months
September 2009	1.30	1.04
October 2009	1.30	1.14
November 2009	2.16	1.13
December 2009	1.66	1.52
January 2010	1.82	1.55
February 2010	1.82	1.60
March 2010 (through March 16, 2010)	1.96	1.77

On March 16, 2010, the last reported closing sale price of our ordinary shares on the NASDAQ was $1.88 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “TTIL”.

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

Objects and Purposes

We were first registered by the Israeli Registrar of Companies on February 5, 1990, as a private company. On December 4, 1996, we became a public company. We are registered with the Israeli Registrar of Companies under No. 52-004301-9.

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

Directors

According to our Articles of Association, our board of directors is to consist of not less than three and not more than seven directors, such number to be determined by a resolution of our shareholders.

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

Redeemable Shares

Our Articles of Association allow us to authorize and issue redeemable shares, but at the present time, we do not have any redeemable shares authorized, issued or outstanding.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains may apply (currently through the end of 2010) to dividends received by U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received.

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

We believe that we were not a PFIC in 2008 and will not be a PFIC in 2009. The tests for determination PFIC status are applied annually. Our conclusions are based on an analysis of our financial position and future income and assets, about which it is difficult to make accurate predictions. Accordingly, there can be no assurance that we are not a PFIC.  U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

A non-U.S. holder may be subject to U.S. federal income or withholding tax on the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. holder, a fixed place of business in the United States; or (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates. Our ordinary shares are currently listed on the NASDAQ stock market. However, there can be no assurance that these shares will be considered to be regularly traded for the purpose of the election.

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

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 26% for the 2009 tax year and 25% for the 2010 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Following a temporary order and an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, and expired at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the rate of 25%, rather than regular corporate tax rates as stated above, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, limited to 12 years from the year of commencement of production, or 14 years from the beginning of the year of approval, whichever is earlier, and is limited to the years which contain the benefit period with the reduced tax rate. The year’s limitation does not apply to the exemption period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, its effective company tax rate is the result of a weighted combination of the various applicable rates.

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

Most of our production facilities in Israel have been granted "approved enterprise" status under five separate investment programs and, as such, are entitled to tax benefits, under the Investments Law. According to the law, we have elected the "alternative benefits track", and have waived certain government grants in return for a tax exemption.  Upon our initial public offering in 1996, we became a "foreign investment company" for purposes of the Investments Law. Accordingly, we are entitled to a ten year period of benefits. Income derived from our investment programs is tax-exempt for the first two to four years and is entitled to a reduced tax rate of 10% to 25%, during the remaining benefit period of six to eight years (subject to the percentage of foreign ownership in each tax year).  The investments under our approved investments programs were accomplished during 1994-2005. As of December 31, 2009 the benefit periods of the first, second and third programs expired. The benefit period of the fourth program will expire in 2011. The benefit period of the fifth program has not yet commenced and will end in 2013. For the years which are entitled to a reduced tax rate, the period of tax benefits detailed above is limited.

A company that has elected the alternative benefits and that subsequently pays a dividend out of income derived from the approved enterprises during the tax exemption period will be subject to company tax in respect of the grossed-up equivalent of the amount distributed, including the recipient’s tax thereon, applying the rate which would have been applicable had the company not elected the alternative benefits. This is generally 10% to 25%, depending upon the extent to which non-Israeli shareholders hold our shares. The dividend recipient is taxed at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within a specified period thereafter. This tax must be withheld by us at the source, regardless of whether the dividend is converted into foreign currency. Subject to certain provisions concerning income, under the alternative benefits, all dividends are considered to be attributable to the entire company and their effective tax rate is the result of a weighted combination of the various applicable tax rates. However, we are not obligated to distribute exempt retained profits under the alternative benefits, and we may generally decide from which annual profits to declare dividends.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

If the retained tax-exempt income were distributed, it would be taxed at the corporate tax rate applicable to such profits as if we had not chosen the alternative tax benefits (rate of 10% - 25% based on the percentage of foreign ownership) on the gross amount distributed. In addition, these dividends will be subject to a 15% withholding tax. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

Amendment to the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” (which is referred to as a Benefited Enterprise following such amendment) only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center is responsible for a Benefited Enterprise under the alternative package of benefits. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year or in the tax return for that year, whichever is earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimum investment in manufacturing assets for the Benefited Enterprise.

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

The amendment applies to Benefited Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to March 31, 2005 in which case the provisions of the amendment do not apply.

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

As of January 1, 2006, generally, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to (i) dealers in securities, and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

We conduct our business primarily in U.S. dollars but also in the currencies of the European Union and Israel as well as other currencies. Thus, we are exposed to fluctuations in exchange rates, primarily with respect to U.S., European and Israeli currencies.

Our results of operations are also adversely affected by increases in the rate of inflation in Israel when such increases are not offset, or are offset on a lagging basis, by a devaluation of the NIS against the U.S. dollar. A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the U.S. dollar value of our assets, mostly current assets, to the extent of the underlying value of which is NIS-based. Such a devaluation would also have the effect of reducing the dollar amount of any of our liabilities which are payable in NIS, unless such payables are linked to the dollar.

A significant portion of our expenditures are employee compensation-related, a major part of which is paid in NIS.  The devaluation of the NIS against the U.S. dollar decreases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the Israel consumer price index.

We attempt to monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. From time to time, we may use forward exchange contracts in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. We elected not to follow the designation and documentation processes required to qualify these contracts or strategies for the hedge accounting method under ASC 815, and any gain or loss derived from such instruments is recognized immediately as financial expenses. As of December 31, 2009, we had outstanding forward contracts to purchase U.S. dollar in the total amount of $3 million.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification of Rights

Not applicable.

Use of Proceeds

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to reasonably assure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and our principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management including our chief executive officer and our principal financial officer has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2009 based on these criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to Independent Public Accountants

In the annual meeting held on December 31, 2009 our shareholders re-appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid to Ernst & Young and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2009		2008
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$180,000	95.2%	$190,000	81.4%
Audit-related (2)	$3,000	1.6%	$38,000	16.3%
Tax (3)	-	-	-	-
Other (4)	$6,000	3.2%	$5,500	2.4%
Total	$189,000	100%	$233,500	100%

______________
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

(2)
Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards. In 2008, most of these fees were for audit services related to the Telesens transaction.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

(4)	Other fees relate to our subsidiary in Malta.

Pre-approval Policies and Procedures

Our audit committee approves each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

Item 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. . Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We comply with this requirement, except that we have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. In addition, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www. tti-telecom.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

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

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha'ayin, Israel on the 24th day of March, 2010.

TTI TEAM TELECOM INTERNATIONAL LTD.

By:	/s/ Meir Lipshes
Meir Lipshes
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
1.1
Second Amended and Restated Articles of Association of Registrant, as amended through December 27, 2005 (1); Certificate of Amendment, dated August 10, 2006 (2); and amendment, effective June 19, 2008 (3)

1.2	Memorandum of Association of Registrant, as amended through December 29, 2004. (4)

4.6	The Registrant’s Share Option Plan, dated November 15, 1996. (5)

4.8	2004 Employee Share Option Plan, adopted December 29, 2004. (4)

4.9	Agreement, dated October 9, 1996, between the Registrant and Team. (6)

4.10	Registration Rights Agreement, dated October 22, 1996, between the Registrant and TSIL. (6)

4.12	Lease, dated February 1, 1998, between the Registrant and Team. (7)

4.13	Amendment to Lease Agreement dated September 2, 2002. (8)

4.14	Second Amendment to Lease Agreement dated July 14, 2005. (9)

8	Subsidiaries

11	Code of Ethics and Business Conduct. (10)

12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Principal Executive Officer pursuant to §906 of the Sarbanes-Oxley Act

13.2	Certification of the Principal Financial Officer pursuant to §906 of the Sarbanes-Oxley Act
15.1	Consent of Independent Auditors of the Registrant

(1)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(2)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(3)	Previously filed as Item 2 of TTI’s Proxy Statement filed on Report of Foreign Private Issuer on Form 6-K submitted to the SEC on May 5, 2008, and incorporated herein by reference.

(4)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

(5)	English summary from Hebrew original was previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(6)	Previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and incorporated herein by reference.

(7)	English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and incorporated herein by reference.

(8)	English translation from Hebrew original previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(9)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2005, and incorporated herein by reference.

(10)	Previously filed on TTI’s Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TTI TEAM TELECOM INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of TTI Team Telecom International Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles which differ in certain aspects from International Financial Reporting Standard ("IFRS").

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2010	A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,921	$22,980
Short-term bank deposits	-	7,887
Trade receivables (net of allowance for doubtful accounts - $ 105 at December 31, 2008 and 2009)	9,790	7,904
Unbilled receivables	3,093	1,630
Related party (Note 11)	459	529
Other accounts receivable and prepaid expenses (Note 3)	2,150	2,296
Current assets of discontinued operations (Note 1b)	958	-

Total current assets	41,371	43,226

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investment in a company	165	165
Severance pay fund	3,836	4,229

Total long-term investments and receivables	4,001	4,394

PROPERTY AND EQUIPMENT, NET (Note 4)	7,199	5,864

Total assets	$52,571	$53,484

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,187	$1,594
Deferred revenues	3,648	3,368
Related party (Note 11)	420	194
Other accounts payable and accrued expenses (Note 5)	6,040	5,957
Current liabilities of discontinued operations (Note 1b)	844	-

Total current liabilities	13,139	11,113

ACCRUED SEVERANCE PAY	6,412	6,279

LONG TERM LIABILITIES (Note 6)	1,372	1,788

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY (Note 9):
Share capital:
Ordinary shares of NIS 0.5 par value - Authorized: 30,000,000 shares at December 31, 2008 and 2009; Issued and outstanding: 16,003,158 shares at December 31, 2008 and 2009	2,261	2,261
Preferred A shares of NIS 0.5 par value – Authorized: 6,636,391 at December 31, 2008 and 2009; Issued and outstanding: 2,936,391 shares at December 31, 2008 and 2009: Aggregate liquidation preference of $ 6,460 at December 31, 2009	334	334
Additional paid-in capital	75,251	75,278
Accumulated deficit	(46,198)	(43,569)

Total shareholders' equity	31,648	34,304

Total liabilities and shareholders' equity	$52,571	$53,484

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2008	2009
Revenues (Note 12):
Products	$25,722	$29,101	$22,741
Services	20,195	21,232	19,794

Total revenues	45,917	50,333	42,535

Cost of revenues:
Products	12,504	15,627	13,473
Services	8,545	7,628	6,141

Total cost of revenues	21,049	23,255	19,614

Gross profit	24,868	27,078	22,921

Operating expenses:
Research and development	9,433	11,407	7,478
Selling and marketing	7,857	9,883	7,994
General and administrative	6,952	5,842	4,899

Total operating expenses	24,242	27,132	20,371

Operating income (loss)	626	(54)	2,550
Other income	33	-	-
Financial income (expenses), net (Note 13a)	2,150	(554)	522

Income (loss) before income taxes	2,809	(608)	3,072
Tax expenses (income) (Note 8)	(87)	371	79

Income (loss) from continuing operations	2,896	(979)	2,993
Loss from discontinued operations	-	(1,022)	(314)

Net income (loss)	2,896	(2,001)	2,679

Net income attributed to preferred shares from continuing and discontinued operations	449	-	464

Net income (loss) attributable to ordinary shares from continuing operation	$2,447	$(979)	$2,529

Net loss attributable to ordinary shares from discontinued operation	$-	$(1,022)	$(314)

Earning (loss) per share (Note 10):
Basic and diluted net earning (loss) per share attributed to Ordinary shareholders
From continuing operations	$0.15	$(0.06)	$0.16
From discontinued operations	$-	$(0.06)	$(0.02)
Net income per share	$0.15	$(0.12)	$0.14
Weighted average number of shares used for computing basic net earning (loss) per share attributed to Ordinary shareholders	16,001,148	16,003,158	16,003,158
Weighted average number of shares used for computing diluted net earning (loss) per share attributed to Ordinary shareholders	16,121,989	16,003,158	16,003,158

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of		Share capital		Additional		Total	Total
	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares	paid-in capital	Accumulated deficit	comprehensive income (loss)	shareholders' equity

Balance as of January 1, 2007	2,936,391	16,000,431	$334	$2,260	$74,919	$(47,018)	-	$30,495

Exercise of warrants	-	2,727	-	1	6	-	-	7
Share-based compensation	-	-	-	-	113	-	-	113
Cumulative effect of ASC No. 740 adoption	-	-	-	-	-	(75)	-	(75)
Net income	-	-	-	-	-	2,896	$2,896	2,896
Total comprehensive income							$2,896

Balance as of December 31, 2007	2,936,391	16,003,158	334	2,261	75,038	(44,197)	-	33,436

Write-off of accruals for stock issuance costs	-	-	-	-	146	-	-	146
Share-based compensation	-	-	-	-	67	-	-	67
Net loss	-	-	-	-	-	(2,001)	$(2,001)	(2,001)
Total comprehensive loss							$(2,001)

Balance as of December 31, 2008	2,936,391	16,003,158	334	2,261	75,251	(46,198)		31,648

Share-based compensation	-	-	-	-	27	-	-	27
Cumulative effect of ASC No. 815-40 adoption (Note 6)	-	-	-	-	-	(50)	(50)	(50)
Net income	-	-	-	-	-	2,679	$2,679	2,679
Total comprehensive income							$2,629

Balance as of December 31, 2009	2,936,391	16,003,158	$334	$2,261	$75,278	$(43,569)		$34,304

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$2,896	$(2,001)	$2,679
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,964	2,272	2,112
Impairment of goodwill and other assets	-	1,533	-
Loss from terminating agreement with Telesens (Note 1b)	-	-	435
Gain from sale of property and equipment	(221)	(210)	(96)
Accrued severance pay, net	319	862	(526)
Share-based compensation	113	67	27
Decrease (increase) in trade receivables, net	(3,521)	(1,444)	2,128
Decrease (increase) in unbilled receivables	(321)	(116)	1,585
Balance with related parties	3,856	(3,562)	(296)
Decrease (increase) in other accounts receivable and prepaid expenses	(927)	819	9
Decrease in long-term trade and unbilled receivables	3,324	-	-
Decrease in trade payables	(144)	(504)	(690)
Decrease in deferred revenues	(3,667)	(1,018)	(280)
Decrease in other accounts payable and accrued expenses	(3)	(1,044)	(1,036)
Increase in fair value of warrants that are classified as long-term liabilities	-	-	597
Accrued interest on long-term liability and short-term bank deposits	(4)	22	(20)

Net cash provided by (used in) operating activities	3,664	(4,324)	6,628

Cash flows from investing activities:
Investment in short-term and long-term bank deposits	(2,000)	-	(7,863)
Proceeds from short-term bank deposits	2,987	99	-
Purchase of property and equipment	(4,318)	(3,533)	(980)
Proceeds from sale of property and equipment	372	542	384
Payment for acquisition of subsidiary	-	(1,071)	-

Net cash used in investing activities	(2,959)	(3,963)	(8,459)

Cash flows from financing activities:
Proceeds from (repayment of) long-term debt from landlord	1,286	(144)	(146)
Exercise of warrants	7	-	-

Net cash provided by (used in) financing activities	1,293	(144)	(146)

Translation differences from cash balance of subsidiary	-	(20)	-

Increase (decrease) in cash and cash equivalents	1,998	(8,451)	(1,977)
Cash and cash equivalents at the beginning of the year	31,410	33,408	24,957

Cash and cash equivalents at the end of the year (*)	$33,408	$24,957	$22,980

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Taxes, net	$187	$427	$382

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009

Non-cash activities:

Return of issuance costs	$-	$146	$-

Accrual for the second payment on account of the acquisition of Telesens	$-	$630	$-

(*)	Includes cash and cash equivalents of discontinued operations of $ 0 and $ 36 at December 31, 2009, 2008, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	TTI Team Telecom International Ltd. ("TTI" or "the Company"), an Israeli corporation, was incorporated in 1990 and commenced its operations in September 1992.

The Company designs, develops, markets and supports network management and operations support system software for the communications industry.

The Company's Netrac family of products performs and manages functions critical to the operations of telecommunications service providers, such as fault management - monitoring equipment performance to detect and analyze failures, performance management - providing traffic analysis and quality of statistics service, configuration management - managing physical and logical connectivity within the network and security management - controlling and protecting access to data and applications.

The Company has wholly-owned subsidiaries in the U.S., the Netherlands, the U.K., India, Malta, Costa-Rica, South Africa, Australia and Hong-Kong.

As to principal markets and customers, see Note 12.

b.	Discontinued operations:

In January 2008, the Company acquired Telesens LLC ("Telesens"), a software house headquartered in the Ukraine with a presence in the CIS (Commonwealth of Independent States) market. Under the terms of the agreement, the aggregate purchase price is up to $ 2,700, subject to downward adjustments. Such adjustments are mainly based on Telesens results of operations during 2007, 2008 and 2009. According to the agreement the purchase price should have been paid in 3 annual payments.

Telesens results of operations have been included in the Company's consolidated financial statements since the acquisition date.

Until December 31, 2008, the Company paid on account of the acquisition $1,150. In addition, at December 31, 2008 the Company accrued additional $ 630 on account of the second payment for the seller that should have been executed in February 2009 (see also discussion below about the dispute with the seller of Telesens subsequent to the balance sheet date). Future payments are subject to potential downward adjustments and can not be determined at this point therefore they will account for as they occur. All deductions should be concluded at the end of 2009.

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

The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Trade receivables	$365
Other accounts receivable	60
Property and equipment	239
Customer relations	244
Contracts in progress	230
Current Technology	51
Trade payables	(541)
Deferred revenues	(61)
Other current liabilities	(207)
Deferred tax liabilities	(80)
Goodwill (a)	1,401

$1,701

(a)	As discussed above goodwill includes $ 630 on account of the second payment for the seller that should have been executed in February 2009.

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

4.
The Company recorded a deferred tax liability of $ 80 for the difference between the assigned values and the tax bases of the customer-relations and technology intangible assets. The deferred tax liability was decreased and as of December 31, 2008 amounts to $ 37.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

(b)	Pro forma financial information:

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

(c)
On January 26, 2009, the Board of Directors of the Company received a written complaint, from the former shareholder and current general manager of Telesens, alleging improper commissions were made with respect to the acquisition of Telesens. As a result of these allegations and the related investigation, the Company decided to hold the February 2009 payment on account of Telesens acquisition.

Consequently, as discussed above, the goodwill impairment in 2008 includes $ 630 that is resulting from the accrual of on account of the second payment for the seller, that should have been executed in February 2009.

In July 2009, the Company signed a settlement agreement with Telesens. Under the terms of the settlement agreement, the acquisition of Telesens was rescinded, such that the Company transferred its 100% interest in Telesens to Mr. Eduard Rubin, the previous key shareholder of Telesens and in addition, the Company agreed to pay approximately $200 to Telesens. Both parties' lawsuits against each other were dismissed. In addition, Telesens agreed to render development services to the Company for one year. The fees for the future services are at market price.

This settlement was accounted for as discontinued operations in accordance with ASC No. 360 "Property, Plant and Equipment".

Telesens is considered to be a "component of an entity" since its operations and cash flows can be clearly identified operationally and for financial reporting purposes, from the rest of the entity.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Since the operations and cash flows of the Telesens were eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction, subject to ASC No. 205-20, "Presentation of Financial Statements", the results of operations of Telesens are being reported in discontinued operations in the financial statements.

The Company recorded a loss of $314 in 2009 in discontinued operations line item.

The assets and liabilities of the Telesens at December 31, 2008 were classified as discontinued operations as follows:

December 31,
2008

Assets:
Cash and cash equivalents	$36
Trade receivables	242
Unbilled receivables	122
Other accounts receivable and prepaid expenses	155
Property and equipment, net	84
Intangible assets	149
Foreign currency translation adjustment	170

Assets of discontinued operations	958

Liabilities:
Trade payables	97
Other accounts payable and accrued expenses	117
Accrual for the second payment on account of the acquisition	630

Liabilities of discontinued operations	844

Net assets of discontinued operations	$114

As of December 31, 2009, Telesens is no longer consolidated with the other entities in the group.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

As a result of the selling of the Telesens as mentioned above, the results of operations of the Telesens were reported separately as discontinued operations in the statement of operations for the year ended December 31, 2008 and 2009 respectively, are summarized as follows:

	Year ended December 31,	Year ended December 31,
	2008	2009

Revenues:
Products	$1,033	$303
Services	920	396

Total revenues	1,953	699

Cost of revenues:
Products	754	314
Services	237	99

Total cost of revenues	991	413

Gross profit	962	286

Operating expenses:
Selling and marketing	113	47
General and administrative	509	132
Impairment of goodwill and other assets	1,401	-

Total operating expenses	2,023	179

Operating income (loss)	(1,061)	107
Financial income, net	39	30

Income (loss) before income taxes	(1,022)	137
Income taxes	-	16
Income (loss) of discontinued operations	(1,022)	121
Loss of disposal of discontinued operations	-	(435)

Net loss from discontinued operations	$(1,022)	$(314)

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. The most significant assumptions are employed in estimates used in determining values of tax liabilities, stock-based compensation costs, derivatives, as well as in estimates used in applying the revenue recognition policy related to contract accounting. Actual results could differ from those estimates.

Financial statements in United States dollars:

The financial statements have been prepared in U.S. dollars ("dollar"), since the currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the dollar. Most of the revenues of the Company and most of its subsidiaries are generated in U.S. dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the guidance in ASC 830, "Foreign Currency Matters". Exchange gains and losses are presented in financial income net.

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

Short-term deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. Such deposits are presented at cost including accrued interest, which approximates fair value.

Interest on the deposits is recorded as financial income. The deposits are in U.S. dollars and in Euro and bear interest at an average rate of 0.61% for 2009. The short-term deposits are presented at their cost, including accrued interest. As of December 31, 2008 the Company had no short-term bank deposits.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6- 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or useful life

Impairment of long-lived assets:

The long-lived assets and finite-lived intangible assets of the Company and its subsidiaries are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment-Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair values.

As of December 31, 2009, no impairment loss has been identified.

Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2009, a full valuation allowance was provided by the Company. See also Note 8e.

On January 1, 2007, the Company adopted an amendment to ASC 740-10 (originally issued as "FIN 48"). The amendment contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax. The Company recognized an increase of approximately $75 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit. See also Note 8i.

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

The Company's investment in the other company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC No. 320, "Investment-Debt and Equity securities". As of December 31, 2009, no impairment losses have been identified.

Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred.

Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" (formerly FAS 133, "Accounting for Derivative Instruments and Hedging Activities") requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized immediately in financial income/expense in the statement of operations.

The Company entered into derivative instrument arrangement (forward contract) to exchange rate fluctuation associated with balances incurred in EURO. We elected not to follow the designation and documentation processes required to qualify these contracts or strategies for the hedge accounting method under ASC No. 815, and any gain or loss derived from such instruments is recognized immediately as financial expenses.

As of December 31, 2009, the Company has outstanding forward contract to purchase U.S. dollar in the total amount of $3 million. Income resulting from the foreign exchange activity was $ 104 for the year ended December 31, 2009.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade and unbilled receivables.

The Company's and its subsidiaries' cash and cash equivalents are mainly invested in U.S. dollar deposits with major Israeli and U.S. banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company's trade receivables are geographically diversified primarily between the United States and Europe and to a lesser extent, in Israel, India, South Africa and South America. Most customers are among the largest telecommunications companies in the world. Concentration of credit risk with respect to trade and unbilled receivables is limited by ongoing credit evaluation and account monitoring procedures. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable and current economic conditions that may affect a customer's ability to pay. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company and its subsidiaries have determined to be doubtful of collection. Allowance for doubtful accounts amounted to $ 105 as of December 31, 2009.

During 2009 the Company entered into foreign exchange forward contract intended to protect against fluctuation associated with balances incurred in EURO. Except for this outstanding transaction, the Company currently does not have any off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Basic and diluted net earning (loss) per share:

The Company applies the two class method as required by ASC No. 260, "Earning Per Share", which requires the earning (loss) per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with ASC No. 260, the series of preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

Basic net earning (loss) per share is computed based on the weighted average number of shares of Ordinary Shares outstanding during each year. Diluted net earning (loss) per share is computed based on the weighted-average number of shares of common stock outstanding during the period, plus dilutive potential shares considered outstanding during the period.

For the year ended December 31, 2007, all outstanding options have been excluded from the calculation of the diluted earning per share. For the years ended December 31, 2008 and 2009 all outstanding options and warrants were excluded from the calculations of diluted net earning (loss) per share, since they would have an anti-diluted effect.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition:

The Company and its subsidiaries market their products to telecommunications service providers both directly and through alliances with leading vendors of computer hardware, telecommunications equipment, test systems, and probes. The Company's products have been licensed to various types of telecommunications operators. The Company's software licenses require significant customization, integration, installation and development services. The Company also generates revenues from maintenance and customer support services.

Revenues are recognized based on ASC No. 605, "Construction - Type and Production - Type Contracts", using contract accounting using the percentage of completion method based on the relationship of actual labor days incurred to total labor days estimated to be incurred over the duration of the project to which the contract relates. In general, the Company divides each project into three distinct periods: (i) a functional specification period, (ii) an implementation period and (iii) a stabilization period. A project is considered completed when the stabilization period is over.

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

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined in the amount of the estimated loss on the entire contract. As of December 31, 2009, estimated losses in amount of $18 were identified.

Unbilled receivables include all amounts which were recognized as revenues and had not been billed as of the balance sheet date due to contractual or other arrangements with customers.

The Company identifies short-term projects ("STP") and accounts for such projects, under ASC No. 605, using the completed contract method. As of December 31, 2009 the Company capitalized $ 61, in prepaid expenses, related to costs of STP in progress that are being accounted for under completion contract method.

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

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718,  "Compensation-Stock Compensation ". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The fair value for options granted in 2007 and 2008 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee stock options	2007	2008

Expected volatility	45%	45%
Risk-free interest	5%	4%
Dividend yield	0%	0%
Expected life of up to (years)	3.5	3.5

The Company recognizes these compensation costs net of a forfeiture rate for only those shares expected to vest on accelerated attribution basis, rather than a straight-line method over the requisite service period of the award, which is generally the option vesting term of one to three years. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

The computation of expected volatility is based on historical stock price volatility of the Company. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined for plain vanilla options based on the "simplified method", as the midpoint between the vesting period and the contractual term of the options. The Company use the "simplified method" for its plain vanilla stock options as historical experience is not available to provide a reasonable estimate of the expected term for stock option grants.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 were $ 140, $ 382 and $ 162, respectively.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of financial instruments:

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". ASC No. 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The actual value at which such financial assets could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value, (by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value):

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Includes other inputs that are observable, either directly or indirectly in the marketplace, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data, and

Level 3 - Unobservable inputs which are supported by little or no market activity, and that are significant to the fair value of the asset or liability.

The Company measures its foreign currency derivative instruments at fair value are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables, unbilled receivable and trade payables approximate their fair values due to the short-term maturities of such instruments.

Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2007, 2008 and 2009 were $ 964, $ 1,820 and $ 507, respectively.

Impact of recently issued accounting standards:

In October 2009, the FASB issued an update to ASC No. 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company does not expect the adoption of the update to have a material impact on our financial condition or results of operations.

In October 2009, the FASB issued an update to ASC No. 605-25, "Revenue recognition - Multiple -Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

1.	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

2.
Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and

3.	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

4.	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption is on January 1, 2011.The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Prepaid expenses	$1,292	$1,417
Employees	119	74
Government authorities	203	409
Advances to Suppliers	312	135
Others	224	261

	$2,150	$2,296

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2009
Cost:
Computers and peripheral equipment	$16,412	$11,086
Office furniture and equipment	2,129	953
Motor vehicles	4,649	3,880
Leasehold improvements	2,581	2,539

	25,771	18,458
Accumulated depreciation:
Computers and peripheral equipment	14,864	9,927
Office furniture and equipment	1,205	287
Motor vehicles	2,080	1,627
Leasehold improvements	423	753

	18,572	12,594

Depreciated cost	$7,199	$5,864

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were $ 1,964, $ 2,067 and $ 2,112, respectively.

NOTE 5:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$4,242	$3,841
Accrued expenses	969	1,186
Government authorities	562	615
Others	267	315

	$6,040	$5,957

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LONG TERM LIABILITIES

	December 31,
	2008	2009

Landlord leasehold improvements ( See Note 7b)	$1,372	$1,141
Warrants ( See Note 9b)	-	647

	$1,372	$1,788

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Aggregate minimum rental commitments under non-cancelable leases at December 31, 2009 are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2010	$1,352	$27	$1,379
2011	1,200	-	1,200
2012	871	-	871
2013	870	-	870
2014	870	-	870

	$5,163	$27	$5,190

Facility lease expenses for the years ended December 31, 2007, 2008 and 2009 were $ 1,409, $ 1,074 and $ 1,138, respectively.

Motor vehicle lease expenses for the years ended December 31, 2007, 2008 and 2009 were approximately $ 102, $ 140 and $ 103, respectively.

b.
In December 2007, the Company relocated its premises in Israel. The term of the lease is 7 years and the Company has the option to extend the lease period for an additional 3 years. According to the agreement the Company made leasehold improvements that were funded partly by a loan from the landlord and partly by landlord incentives. The leasehold improvements were recorded as leasehold improvement assets and they are being amortized over the shorter of their economic lives or the lease term.

The incentives from the landlord were recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with ASC No. 840 "Lease".

As of December 31, 2009, the Company's leasehold improvements assets were $ 1,379, of which $ 357 was funded by landlord incentives and $ 1,022 as a landlord loan.

The leasehold improvements assets consist of current maturity in the amount of $ 238 and long-term liabilities in the amount of $ 1,141.

The loan from the landlord was recorded at its estimated fair value using discounted cash flow method Present Value in accounting measurements. As a result, the loan bears no interest.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalty commitments:

Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and the Binational Industrial Research and Development Foundation ("BIRD-F"), and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the OCS and BIRD-F, up to an amount equal to 100%-150% of the research and development grants (dollar-linked) received from the OCS and BIRD-F. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits. Royalties payable with respect to grants received from BIRD-F are linked to the Consumer Price Index in the United States.

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 0.6, $ 4 and $ 5 for the years ended December 31, 2007, 2008 and 2009, respectively. The amounts were recorded in the cost of revenues.

As of December 31, 2009, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,733 in respect of these grants. Management believes that none of its product sales is currently subject to OCS and BIRD-F royalties payment.

d.	Guarantees:

The Company has obtained performance guarantees in favor of certain customers from several banks in Israel amounting to $ 841 and $ 28 for the years ended December 31, 2008 and 2009, respectively.

The Company has obtained other guarantees in favor of facility and car leases from a bank in Israel amounting to $ 426 and $ 429 for the years ended December 31, 2008 and 2009, respectively.

e.	Dispute with respect to balance with related party shareholder, See Note 11b.

NOTE 8:-	INCOME TAXES

a.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Israeli law"), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2007, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

b.	Corporate tax rates:

Under the amendment to the Israeli Income Tax ordinance on July 25, 2005, a small decrease in the corporate tax rate in Israel will be in effect as follows: 2009 - 26% and in 2010 and therefore – 25%.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INCOME TAXES (Cont.)

In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

c.
On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

d.	Tax benefit under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company is currently qualified as an "industrial company" under the above law and as such, enjoys tax benefits, including:

(1)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

(2)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

(3)	Accelerated depreciation rates on equipment and buildings; and

(4)	Expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

e.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

According to the Law, companies are entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative Benefits" track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%-25% (based on the percentage of foreign ownership in the Company's shares) on the gross amount distributed for a period of several years for the remaining benefit period. In addition, these dividends will be subject to a 15% withholding tax. The Company's Board of Directors has determined that such tax-exempted income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment (and for hotels, buildings as well), which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300 thousand (approximately $ 79). As for plant expansions, the minimum qualifying investment is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INCOME TAXES (Cont.)

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140 (approximately $ 37)	12%
NIS 140 - NIS 500 (approximately $ 37- $ 132)	7%
More than NIS 500 (approximately $ 132)	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track with respect of an industrial enterprise, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier and is limited to the years which contain the benefit period with the reduced tax rate.

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. As of December 31, 2009, the managements believe that the company is meeting the aforementioned conditions.

The investments under the Company's five approved investments programs were incurred since 1992.

Most of the Company's production facilities in Israel have been granted "approved enterprise" status under five separate investment programs and, as such, are entitled to tax benefits, under the above law. As mentioned, the Company has elected the "alternative benefits track", and has waived Government grants, in return for a tax exemption. As of December 31, 2009 the benefit periods of the first, second and thitd programs were expired. The benefit periods of the forth program will expire in 2011. The benefit period of the fifth program has not yet commenced and will end in 2013.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the law by setting criteria for the approval of a facility as a beneficiary enterprise, such as provisions generally requiring that at least 25% of the beneficiary enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. The Period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement". This year is the later of: (1) the tear is which taxable income is first generated by the Company, or (2) a year selected by the Company for commencement, on the condition that the Company meets certain provisions provided by the Law ("Year of Election").

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INCOME TAXES (Cont.)

If a Company  requested the Alternative track of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for two years after the year in which the Approved Enterprise was activated.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "approved enterprise" will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

d.	Tax loss carryforwards:

Net operating loss carryforwards as of December 31, 2009 in Israel, the U.S. and the U.K amount to $ 47,141, $ 11,497 and $ 9,211, respectively. Other jurisdiction in which the Company operates has immaterial effect.

Net operating losses in Israel, and the UK may be carried forward indefinitely. Net operating losses in the U.S. may be carried forward through periods which will expire in the years 2023-2028.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to   the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

e.	Deferred tax assets:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2008	2009

Reserves and allowances	$3,529	$2,863
Net operating loss carryforward - foreign	6,503	6,488
Net operating loss carryforward - domestic	11,599	8,485

Total deferred tax assets before valuation allowance	21,631	17,836
Valuation allowance	21,631	17,836

Deferred tax asset	$-	$-

The Company and its subsidiaries have provided valuation allowance in respect of deferred tax assets resulting from the tax loss carry forward. Management currently believes that it is more likely than not that the deferred tax regarding these tax loss carryforward and other temporary differences will not be realized.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INCOME TAXES (Cont.)

f.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable in Israel to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,
	2007	2008	2009

Income (loss) before taxes, as reported in the consolidated statements of operations	$2,809	$(608)	$3,072

Statutory tax rate	29%	27%	26%

Theoretical tax benefit on the above
amount at the Israeli statutory tax rate:	$815	$(164)	$799
Tax adjustment in respect of foreign subsidiaries different tax rates	69	29	2
Deferred taxes on losses for which a valuation allowance was provided	598	547	-
Nondeductible impairment charges	-	418	-
Temporary Differences	(1,573)	337	(573)
Taxes in respect of prior years	-	(15)	43
Tax withholdings and credits	(274)	174	59
Other	278	(955)	(251)

Tax expenses (income), as reported in the statements of operations	$(87)	$371	$79

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2007	2008	2009

Current taxes	$(87)	$386	$36
Taxes in respect of prior years	-	(15)	43

	$(87)	$371	$79

Domestic	$(274)	$127	$36
Foreign	187	244	43

	$(87)	$371	$79

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INCOME TAXES (Cont.)

h.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$4,877	$(4,388)	$3,400
Foreign	(2,068)	3,780	(328)

	$2,809	$(608)	$3,072

i.	A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

December 31, 2009

Gross unrecognized tax benefits at January 1, 2009	$85
Increases in interest and penalties related to tax positions	13
Increases in tax positions for current year	19
Lapse in statute of limitations	(15)

Gross unrecognized tax benefits at December 31, 2009	$102

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	The Company's Ordinary shares have been listed for trade on the NASDAQ National Market since TTI's initial public offering ("IPO") on December 4, 1996, under the symbol TTIL.

The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the Company's general meeting and the right to receive dividends, if declared.

b.
In January, 2005, the Company entered into definitive agreements ("the Agreements") to obtain $ 14,600 in equity financing, through the sale of 6,636,391 of Series A Convertible Preferred shares in a private placement to institutional investors ("the Preferred shares"). The Preferred shares are convertible into 6,636,391 Ordinary shares.

The rights of the holders of the Preferred shares include, among other things, the following rights that are subject to certain limitations as described in the TTI's articles:

1.	Standard anti dilution provisions;

2.	Preference in the event of liquidation of the Company;

3.	Veto rights over certain material actions by the Company;

4.	The right to nominate one member of the Company's Board of Directors.

As part of the agreement, the Company issued warrants to purchase up to 2,654,556 of its ordinary shares par value NIS 0.5 per share, of the Company. The warrants are exercisable for a period of six years, at an exercise price of $ 2.5 per share at any time until January 2 2011. Through December 31, 2009, 430,217 warrants were exercised into the same number of the Company's ordinary shares. According to the agreement the exercise of the warrants will be adjusted upon the occurrence of certain events as described in the agreement.

Effective January 1, 2009, the Company adopted the provisions of ASC No. 815-40. As a result of the adoption of the new standard, and in light of the exercise price adjustment provisions in the warrant agreement, the Company concluded that the above warrants should be accounted for as liability.

The effect on the financial statement as of January 1, 2009 was $ 50 thousand, which recorded as reduction of accumulated deficit. During 2009, the Company recorded additional $597 as finance expenses that relates to the increase in value of this liability.

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

As of December 31, 2009, 3,700,000 Preferred shares were converted into the same number of the Company's Ordinary shares. None of them through 2009. Subsequent to the balance sheet date 127,273 Preferred shares were converted to the same number of Company's Ordinary shares (See note 15).

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Share options:

Employee Share Option Plans:

At the Company's annual general shareholders' meeting in December 2004, it was resolved to approve the 2004 share option plan ("the New Plan") to employees, directors, consultants and contractors of the Company, pursuant to which 1,000,000 Ordinary shares with nominal value of 0.5 NIS each were reserved for issuance. In August 2006, an additional amount of 500,000 shares were reserved for issuance under the New Plan.

The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

Pursuant to the New Plan, as of December 31, 2009, an aggregate of 1,137,000 options of the Company are still available for future grant.

Each option granted under the Plans expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the stock option activities in 2007, 2008 and 2009 is as follows:

	Year ended December 31 ,2007		Year ended December 31, 2008		Year ended December 31, 2009
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

Outstanding at beginning of year	1,049,000	$3.97	740,667	$4.03	579,665	$4.21
Granted	18,000	$3.00	25,000	$3.00	-	$-
Exercised	-	$-	-	$-	-	$-
Forfeited	(185,004)	$3.71	(46,667)	$3.56	(3,332)	$(4.10)
Expired	(141,329)	$3.63	(139,335)	$3.61	(213,333)	$(5.03)

Outstanding at end of year	740,667	$4.03	579,665	$4.21	363,000	$3.65	1.44	$-

Options exercisable at end of year	375,336	$4.51	410,669	$4.47	340,332	$3.69	1.34	$-

The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of December 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's share. The share price as of December 31, 2009 is lower than the exercise price of all the changes during the year and therefore aggregate intrinsic value was not calculated.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years 2007, 2008 was $ 1.09, $ 1.18. There were no grants in 2009.

Compensation expenses related to options granted to employees and directors were recorded to cost of sales, research and development expenses, sales and marketing and general and administrative expenses, as follows:

	Year ended December 31,
	2008	2009

Cost of sales	$30	$13
Research and development expenses	18	6
Sales and marketing	13	5
General and administrative expenses	6	3

	$67	$27

As of December 31, 2009, there was $ 3 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 0.88 years.

The options outstanding as of December 31, 2009 have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2009	Weighted average exercise price of exercisable options
		years

$3.0	63,000	2.48	$3.0	40,332
$3.5	105,000	1.39	$3.5	105,000
$3.9	179,000	1.12	$3.9	179,000
$4.3	16,000	1.22	$4.3	16,000
$6.0-8.0	-	-	$7.0	-

	363,000	1.44	$3.65	340,332	$3.69

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2007	2008	2009

Net income (loss) attributable to ordinary shares from continuing operation	$2,447	$(979)	$2,529
Net loss attributable to ordinary shares from discontinued operation	$-	$(1,022)	$(314)
Weighted average number of shares used for computing basic net earning (loss) per share attributed to Ordinary shareholders	16,001,148	16,003,158	16,003,158

Dilutive affect:
Employee stock options	*) -	*) -	*) -
Warrants	120,841	*) -	*) -
Preferred shares as converted	*) -	*) -	*) -
Weighted average number of shares used for computing diluted net earning (loss) per share attributed to Ordinary shareholders	16,121,989	16,003,158	16,003,158

*)	Anti dilutive

NOTE 11:-	RELATED PARTIES TRANSACTIONS AND BALANCES

a.	Transactions and with Team:

On April 19, 2005, Team Software Industries Ltd., a wholly-owned subsidiary of Team Computers and System Ltd. ("Team"), a public company listed for trade on the Tel-Aviv Stock exchange holds 0.79% of the Company's outstanding share capital.

Since the commencement of the Company's operations in 1992, Team has, from time to time, paid the Company commissions in respect of sales by the Company of certain products represented and sold by Team. This relationship is reflected in an agreement between the Company and Team dated October 1996 ("the Agreement"). Team generally pays the Company a commission at the rate of 15% of the sales price of these products, up to a maximum of 50% of the amount received by Team from these sales less the cost to Team.

Since 1992, the Company has also purchased equipment, such as computer hardware, from Team and Omnitek-Eichut Ltd. ("Omnitek-Eichut"), a subsidiary of Team. The Company pays Team and Omnitek-Eichut prices for these assets that are no less favorable to the Company than those it could obtain from unrelated third parties.

In addition, Team supplies the Company with hardware, related software and support services for such hardware for the Company's projects, in accordance with the agreement referred to above. Under the agreement between the Company and Team, the Company is required to pay for such hardware, related software and support services when it receives payment from its customers.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

Composition:

	December 31,
	2008	2009

Balances between Team and the Company (see a below)	$(420)	$(194)

Balance with related party shareholder (see b below)	$459	$529

Transactions between Team and its affiliates and the Company:

	Year ended December 31,
	2007	2008	2009
Revenues:
Commissions on hardware	$502	$364	$240

General and administrative expenses:
Rent and maintenance	$1,402	$-	$-

Administrative and management services	$164	$-	$-

Purchase of equipment	$437	$249	$245

b.	Balance with related party shareholder:

During the years 1998 to 2000, the Company granted Mr. Shlomo Eisenberg ("Mr. Eisenberg"), the former chairman of the board of directors and a major shareholder of the Company, an aggregate of 105,000 options to purchase ordinary shares of the Company. In the years 2001 and 2002, Mr. Eisenberg exercised a portion of his options ("the Options") and the Company withheld Israeli income tax from income realized by Mr. Eisenberg upon the exercise of the Options, as required under law.

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority ("ITA"). As a result of such audit, the ITA assessed an additional NIS 1,500 ($ 397 as of December 31, 2009) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company's tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

The Company filed a NIS 1,600 lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. On August 12, 2008 the court rendered a judgment which accepted the Company's lawsuit in its entirety and determined that Mr. Eisenberg will pay the Company the amount of NIS 1,574 (approximately $ 417), which will include linkage differentials and interest and attorney fees. As of 31, December 2009 the debt amount is NIS 1,997 (approximately $ 529). The change between 2008 and 2009 is due to linkage differentials and interest. On October 26, 2008, Mr. Eisenberg appealed on such judgment to the district court. A preliminary hearing on that matter in the district court was held on September 16, 2009 and the Company is waiting for the court's judgment.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

a.	Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The following data is presented in accordance with ASC No. 280, " Segment Reporting". The total revenues are attributed to geographic areas based on the location of the end customer.

The following present total revenues and long-lived assets as of and for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007		2008		2009
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$3,516	$5,596	$4,566	$6,826	$4,380	$5,522
North America	16,118	397	15,677	342	12,529	305
Europe	16,320	2	20,998	1	17,874	-
Australia	2,598	35	2,902	21	2,663	23
South America	2,251	14	1,040	-	1,257	9
Far East	3,217	1	3,432	1	2,366	1
Africa	1,897	-	1,718	8	1,466	4

	$45,917	$6,045	$50,333	$7,199	$42,535	$5,864

b.	Major customers data as a percentage of total revenues:

	Year ended December 31,
	2007	2008	2009

Customer A	15%	18%	13%
Customer B	6%	11%	11%
Customer C	6%	12%	8%

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

Financial income:

	Year ended December 31,
	2007	2008	2009

Financial income (expense), net
Foreign currency translation adjustments	$985	$(823)	$818
Warrants	-	-	(597)
Interest and others	1,165	269	301

Financial income, net	$2,150	$(554)	$522

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	RECONCILIATION TO IFRS

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with IFRS, the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	Year ended
	December 31,
	2008	2009

Income (loss) from continuing operations as reported, under U.S. GAAP	$(979)	$2,993

Reconciling item for IFRS reporting:
Accrued severance pay	618	43

Income (loss) from continuing operation according to IFRS	$(361)	$3,036

	Year ended
	December 31,
	2008	2009

Loss from discontinued operations as reported, under U.S. GAAP	$(1,022)	$(314)

Reconciling item for IFRS reporting:
Accrued severance pay	-	-

Income (loss) from discontinued operations according to IFRS	$(1,022)	$(314)

	Year ended
	December 31,
	2008	2009

Net income (loss) as reported, under U.S. GAAP	$(2,001)	$2,679

Reconciling item for IFRS reporting:
Accrued severance pay	618	43

Net income according to IFRS	$(1,383)	$2,722

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	RECONCILIATION TO IFRS (Cont.)

	Year ended
	December 31,
	2008	2009

From continuing operations:

Basic and diluted net income attributed to shareholders as reported, under U.S. GAAP	$(0.06)	$0.16

Reconciling item for IFRS reporting	0.04	-

Basic and diluted net income attributed to shareholders according to IFRS	$(0.02)	$0.16

	Year ended
	December 31,
	2008	2009

From discontinued operations:

Basic and diluted net income attributed to shareholders as reported, under U.S. GAAP	$(0.06)	$(0.02)

Reconciling item for IFRS reporting	-	-

Basic and diluted net income attributed to shareholders according to IFRS	$(0.06)	$(0.02)

	Year ended
	December 31,
	2008	2009

Net income per share:

Basic and diluted net income attributed to shareholders as reported, under U.S. GAAP	$(0.12)	$0.14

Reconciling item for IFRS reporting	0.04	-

Basic and diluted net income attributed to shareholders according to IFRS	$(0.08)	$0.14

According to U.S. GAAP, under ASC No. 260 "Earnings per Share", the number of incremental shares to be included in the denominator for year-to-date diluted EPS should be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation (assuming all periods were profitable). According to IAS 33 "Earnings per Share" the incremental shares included in year-to-date diluted EPS weighted average would be computed using the average market price of shares for the year-to-date period. This item had no impact on the earning per share for the years ended December 31, 2009 and 2008.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	RECONCILIATION TO IFRS (Cont.)

b.	Shareholders' equity differences:

	Year ended December 31
	2008	2009

Shareholders' equity as reported, under U.S. GAAP	$31,648	$34,304

Reconciling item for IFRS reporting:
Accrued severance pay	1,107	1,150

Shareholders' equity according to IFRS	$32,755	$35,454

c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and IFRS, as follows:

According to U.S. GAAP, the cash surrendered value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance. According to IAS 19, "Employee Benefits", the Company's benefit plan is considered a defined benefit plan, and therefore, the severance pay liability is required to be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments.

NOTE 15:-	SUBSEQUENT EVENTS

On January 27, 2010, 127,273 Preferred shares were converted into the same number of Company's Ordinary shares. As of the date of the issuance of the financial statements, 2,809,116 Preferred shares are still convertible into the same number Ordinary shares